Form 20-F
period 2002-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2003-06-26
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number: 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	Bermuda

(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

Suite 2303-06, 23rd Floor Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares	New York Stock Exchange Inc.
Ordinary Shares, par value US$0.01 per share	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

Ordinary shares, par value US$0.01 per share: 3,666,052,900

2,055,180 American Depositary Shares, each representing 100 ordinary shares

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X  No  ___

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        Item 18  X

CONTENTS

FORWARD-LOOKING STATEMENTS

     Certain information contained in this annual report that does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. Brilliance China Automotive wishes to caution readers not to place undue reliance on any these forward- looking statements, which speak only as of the date made. Among the factors that could cause Brilliance China Automotive’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include:

•	unexpected adverse effects on the economy of the People’s Republic of China, or China, and China’s automobile sector in particular;

•	increased competition from other domestic and international automobile manufacturers;

•	our relative inexperience in manufacturing and selling sedans;

•	uncertainties relating to our proposed joint venture with Bayerische Motoren Werke Aktiengesellschaft, or BMW, for the production of BMW sedans in China; and

•	fluctuations in foreign exchange rates.

     When considering these forward-looking statements, you should keep in mind the factors described in “Item 3—Key Information—Risk Factors” and other cautionary statements appearing in “Item 5—Operating and Financial Review and Prospects” of this annual report. These risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

CURRENCY TRANSLATION

     Unless otherwise specified, all references in this annual report to “U.S. dollars” or “US$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of China; all references to “H.K. dollars” or “HK$” are to Hong Kong dollars, which is the legal tender currency of Hong Kong and all references to “Euro” and “Euros” are to the legal tender currency of the European Monetary Union. On December 31, 2002, the noon buying rates in New York City for cable transfers of Renminbi, Hong Kong dollars and Euros, as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Rmb 8.28, US$1.00 = HK$7.80 and Euro 1.00 = US$1.05. Translations of amounts from Renminbi and Hong Kong dollars to U.S. dollars for the convenience of the reader have been made at those rates. No representation is made that the Renminbi or Hong Kong dollar amounts could have been, or could be converted into U.S. dollars at those rates or at any other rates. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Historical Financial Information of Brilliance China Automotive

     The following table presents the selected consolidated financial information and operating information of Brilliance China Automotive and its subsidiaries as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, which have been derived from our audited consolidated financial statements. The selected financial information for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, the accompanying notes thereto and “Item 5. Operating and Financial Review and Prospects”. The financial statements and footnotes for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 are not included in this annual report.

		As of and for the years ended December 31,

(Amounts in millions,
except per share and operating data)	1998	1999	2000	2001	2002	2002

			(Rmb, except operating data)			(US$)
Income Statement Data:
Sales	3,227.3	4,351.2	6,306.4	6,218.4	7,319.5	884.0
Cost of sales	2,179.9	2,866.2	4,436.2	4,308.0	5,411.3	653.5
Selling, general and administrative expenses	415.7	505.8	663.2	673.4	1,067.2	128.9
Net income	309.5	649.0	870.0	887.1	610.5	73.7
Balance Sheet Data:
Total assets	3,457.2	7,032.7	10,552.4	11,696.5	13,853.7	1,673.2
Current assets	2,165.1	4,782.3	6,076.7	6,127.1	8,263.0	997.9
Current liabilities	1,435.3	3,541.3	6,177.7	5,741.7	7,332.7	885.6
Equity	1,256.7	2,549.0	3,836.3	5,419.8	6,005.3	725.3
Cash Flow Statement Data:
Capital expenditures	176.8	929.9	1,016.2	782.5	798.8	96.5
Depreciation and amortization	128.7	81.8	114.0	118.1	270.6	32.7
Net cash flows from operations	517.0	1,658.2	201.4	1,326.8	1,913.0	231.0
Net cash flows used in investing activities	(445.3)	(2,894.2)	(2,833.2)	(1,398.8)	(2,209.9)	(266.9)
Net cash flows from (used in) financing activities	348.5	1,891.0	2,597.8	(45.8)	365.9	44.2
Per Share/ADS Data:
Basic earnings per share in Rmb (a)	0.12	0.24	0.28	0.25	0.17	0.02
Basic earnings per ADS in Rmb (b)	11.86	24.08	27.61	25.10	16.65	2.01

		As of and for the years ended December 31,

(Amounts in millions,
except per share and operating data)	1998	1999	2000	2001	2002	2002

			(Rmb, except operating data)			(US$)
Diluted earnings per share in Rmb (a)	0.12	0.24	0.27	0.25	0.17	0.02
Diluted earnings per ADS in Rmb (b)	11.86	24.08	26.80	25.10	16.65	2.01
Cash dividends declared per ADS in Rmb (b, c)	0.44	0.40	0.48	0.96	0.96	0.12
Operating Data:
Production volume (units)
Minibus — Deluxe model	5,051	7,697	10,603	9,413	8,620
Minibus — Mid-priced model	22,480	35,219	50,617	51,423	56,959
Minibus — Standard model(d)	2,271	1,212	0	0	0

Subtotal — Minibuses	29,802	44,128	61,220	60,836	65,579
Sedans(e)	0	0	0	0	8,890

Total	29,802	44,128	61,220	60,836	74,469
Sales volume (units)	5,214	7,387	10,145	9,653	9,017
Minibus — Deluxe model	5,214	7,387	10,145	9,653	9,017
Minibus — Mid-priced model	22,384	33,547	49,873	53,356	56,121
Minibus — Standard model(d)	2,313	1,265	0	0	0

Subtotal — Minibuses	29,911	42,199	60,018	63,009	65,138
Sedan(e)	0	0	0	0	8,816

Total	29,911	42,199	60,018	63,009	73,954

(a)	The weighted average number of shares outstanding for the years ended December 31, 1998, 1999 and 2000 was adjusted to retrospectively take into account the effect of the bonus share issuances effected in 1999 and on April 14, 2000.

(b)	On April 14, 2000, Brilliance China Automotive’s shares traded on the New York Stock Exchange Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS. The calculation of earnings and cash dividends per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADS had been in existence throughout all the years presented and that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

(c)	Calculated at an exchange rate of US$1.00=Rmb 8.28, the noon buying rate for Renminbi on December 31, 2002, as if ADSs were in issue during the years presented. Brilliance China Automotive declared cash dividends per ordinary share in each of 2002, 2001, 2000, 1999 and 1998. In 1998 and 1999, the dividends were paid in U.S. dollars. In 2000, 2001 and 2002, the dividends were paid in H.K. dollars.

(d)	Commercial production of the standard minibus ceased at the end of 1999.

(e)	Commercial production of the “Zhonghua” sedan began in August 2002.

Exchange Rate Information

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate(1)

Period	Period End	Average (2)	High	Low

1998	8.2789	8.2968	8.3180	8.2774
1999	8.2795	8.2785	8.2800	8.2770
2000	8.2773	8.2784	8.2799	8.2765
2001	8.2761	8.2769	8.2776	8.2761
2002	8.2800	8.2772	8.2800	8.2765
January 2003	8.2768	8.2775	8.2800	8.2766
February 2003	8.2775	8.2780	8.2800	8.2768
March 2003	8.2774	8.2773	8.2776	8.2770
April 2003	8.2771	8.2771	8.2774	8.2769
May 2003	8.2768	8.2769	8.2771	8.2768
June 2003 (through June 23, 2003)	8.2773	8.2770	8.2773	8.2768

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Notes:

(1) Since January 1, 1994, the date of the unification of China’s foreign currency exchange system, there have not been significant differences between the noon buying rate, the People’s Bank of China rate and the Shanghai swap center rate.

(2) Determined by averaging the rates on the last business day of each month during the respective year and on the last business day of each week during the respective month.

Risk Factors

     Brilliance China Automotive is subject to various changing competitive, economic, political and social conditions in China, as well as special concerns and significant risks not usually encountered by a United States company. These include the following:

Risks Relating to Brilliance China Automotive’s Minibus and Sedan Businesses

If Brilliance China Automotive cannot generate sufficient earnings or obtain financing to fund the upgrading of Shenyang Automotive’s production facilities in a timely manner, its businesses, financial condition and results of operation may be negatively affected.

     Brilliance China Automotive’s core business strategy is based on the upgrading of the production facilities of Shenyang Brilliance JinBei Automobile Co., Ltd. (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd.), or Shenyang Automotive, including new molding and painting facilities. However, there can be no assurance that Brilliance China Automotive will generate sufficient earnings or be able to secure adequate financing to permit the timely upgrading of these production facilities. Any failure or delay in securing financing could result in construction or installation delays, reductions in the scale of its upgrading plans and higher costs, which could limit Shenyang Automotive’s future growth and have a material adverse effect upon Brilliance China Automotive’s businesses, financial condition and results of operations.

If demand for minibuses and sedans in China does not increase, and if Shenyang Automotive does not increase its market share, the ability of Shenyang Automotive to increase its sales volume will be adversely impacted.

     The success of Brilliance China Automotive’s business strategy will depend on the ability of Shenyang Automotive to increase substantially its sales volume. Such an increase can only be achieved if Shenyang Automotive increases its market share or if there is an overall increase in the size of the Chinese minibus and sedan markets. Shenyang Automotive’s sales of minibuses increased by nearly 9% from 60,018 units to 65,138 units, between 2000 and 2002, and overall sales of minibuses in China increased by 34.4% from 247,670 units in 2000 to 332,893 units in 2002. Shenyang Automotive also sold 8,816 units of its “Zhonghua” sedan in 2002, beginning with this product’s formal launch in August 2002. Overall unit sales of sedans also increased between 2000 and 2002 by 84.6% from 610,138 units in 2000 to 1,126,029 units in 2002. However, there can be no assurance that demand for our minibuses and sedans will continue to increase. A decline in the rate of such demand relative to domestic minibus and sedan production capacity could have an adverse impact on the ability of Shenyang Automotive to increase its sales volume.

Delays in the development of new products that will be accepted by the Chinese market may have a negative effect on Brilliance China Automotive’s financial results.

     Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to Brilliance China Automotive’s continued success. Brilliance China Automotive’s ability to strengthen its position within its traditional minibus segment while expanding into additional market segments with innovative new products such as sedans will play a key role in determining its future success. Potential delays in bringing new vehicles, such as the new “Grace” minibus, to market, shifts in consumer preferences or lack of market acceptance of its models would adversely affect Brilliance China Automotive’s financial results.

There are significant risks involved in Shenyang Automotive’s recent commercial introduction of new sedan models.

     The commercial introduction by Shenyang Automotive of new sedan models in August 2002 involved and continues to involve significant risks, including the ability of Brilliance China Automotive and Shenyang Automotive to obtain adequate financing, dependence on components suppliers and competition from other Chinese and foreign passenger vehicle producers. While Shenyang Automotive has been able to successfully develop, manufacture and launch its “Zhonghua” sedans, there can be no assurance that Shenyang Automotive will be able to continue to successfully market and sell these sedans.

There are significant risks involved in Brilliance China Automotive’s recent joint venture with BMW to produce BMW sedans in China.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Company Limited, or SJAI, entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.55%. There are significant risks involved in this joint venture, including, but not limited to, the ability of the joint venture to obtain adequate financing as and when necessary, source necessary components at competitive prices and successfully develop, manufacture and sell BMW sedans in China. In addition, performance of all of the obligations of SJAI, including capital contribution obligations, will be guaranteed by Brilliance China Automotive.

The ownership of Brilliance China Automotive by its largest shareholder is currently the subject of litigation in Bermuda.

     On January 21, 2003, a writ dated January 21, 2003, brought by Broadsino Finance Company Limited, or Broadsino, as plaintiff was filed with the Supreme Court of Bermuda and an ex parte court order dated January 22, 2003 granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of Brilliance China Automotive in Bermuda. The writ alleged that the interest of the Chinese Financial Education Development Foundation, a former significant shareholder, in 1,446,121,500 shares of Brilliance China Automotive, representing a 39.45% ownership interest, was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited, or Huachen. Upon application by Brilliance China Automotive, the court order was discharged by a judgment of the Supreme Court of Bermuda given on February 11, 2003. Further proceedings are pending to strike out the writ and statement of claim brought by Broadsino. The strike-out proceedings are scheduled to be heard by the Supreme Court of Bermuda on or about July 22 and 23, 2003. The directors do not believe this litigation will have a significant impact on the financial position of Brilliance China Automotive. See “Item 8 – Financial Information – Legal Proceedings” for further details of this pending litigation.

Failure by Brilliance China Automotive to continue to form and maintain alliances with foreign automobile manufacturers could adversely affect its competitiveness.

     In order for Brilliance China Automotive to remain competitive and obtain additional technology and financing, it is crucial that it enters into and maintains alliances with foreign motor vehicle manufacturers. This is particularly true since China entered the World Trade Organization, or WTO, in November 2001. As a result of the reduction in import restrictions, more automobile manufacturers will be entering the Chinese motor vehicle market. If Brilliance China Automotive cannot maintain its existing alliances with Toyota and BMW or form strategic alliances with other foreign automobile manufacturers regarding the establishment of joint ventures and the procurement of necessary components on commercially beneficial terms, its competitive position will be adversely affected.

The inability of Shenyang Automotive to access Toyota’s technical resources to upgrade its products, or Toyota’s provision of assistance to any of Shenyang Automotive’s competitors could negatively impact Shenyang Automotive’s sales and competitive position.

     Shenyang Automotive has historically relied to a significant extent on Toyota for technical assistance for its minibuses. Toyota provided substantial technical assistance and training to Shenyang Automotive under an agreement that expired in 1995. On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2002. The Granvia is scheduled to enter into commercial production using domestic parts and components by the end of 2003. The development of the Granvia, which will be marketed under the brand name of “Grace” when sold in China by Brilliance China Automotive, is supported by a technical team from Toyota. Although Shenyang Automotive has introduced new products, including its successful mid-priced minibus, incorporating styling and engineering refinements and modifications without assistance from Toyota, lack of access to Toyota’s technical resources may limit Shenyang Automotive’s ability to upgrade significantly its existing Toyota-designed products. Failure to update its existing models could eventually result in Shenyang Automotive’s products becoming technologically inferior to its competitors’ products, which could have an adverse impact on Shenyang Automotive’s sales. Although Brilliance China Automotive has no knowledge of any intention of Toyota to produce, or assist a current or potential competitor in the production of, minibuses similar to those of Shenyang Automotive in China, neither Brilliance China Automotive nor Shenyang Automotive could prohibit Toyota from doing so.

As a result of equity restrictions on Sino-foreign joint ventures, Brilliance China Automotive’s ability to increase its investments in its joint ventures will be limited by the ability of its partners to contribute proportionate funds on a timely basis, which could have a negative impact on the business prospects of these joint ventures.

     Brilliance China Automotive owns equity interests of 51%, 50% and 50%, respectively, in Shenyang Automotive, Mianyang Xinchen and Shenyang Xinguang, each of which is a Sino-foreign equity joint venture. Foreign ownership of motor vehicle and motor vehicle engine manufacturers established in China subsequent to the adoption of relevant government policies in 1994 is limited to 50%. Brilliance China Automotive therefore is not allowed to increase its equity stake in any of those joint ventures. Brilliance China Automotive and its joint venture partner would accordingly be required to make proportionate investments in order to maintain their respective ownership interests in the event any of these joint ventures required additional equity investment. There can be no assurance that sufficient funds will be available to Brilliance China Automotive’s joint venture partners if and when Brilliance China Automotive seeks to increase its investment in the joint ventures. To the extent that Brilliance China Automotive’s partners do not agree to additional equity investments or are unable to contribute proportionate funds on a timely basis, planned capital expenditures may have to be reduced or restructured, and the business prospects of these joint ventures may be adversely affected.

Any delay or disruption in Shenyang Automotive’s ability to obtain engines from Toyota could limit Shenyang Automotive’s ability to produce its deluxe minibuses.

     While Shenyang Automotive is currently in the process of replacing the Toyota engines used in some of its minibus models with Mitsubishi and Mianyang Xinchen engines, currently most of the engines installed in Shenyang Automotive’s deluxe minibuses are purchased from Toyota on a commercial basis. Shenyang Automotive generally maintains an inventory of Toyota engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption to its supply of engines from Toyota. Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could, however, hinder Brilliance China Automotive’s ability to import these engines. An extended disruption or reduction in Shenyang Automotive’s supply of Toyota engines would consequently limit Shenyang Automotive’s ability to produce deluxe minibuses.

Shenyang Automotive’s competitors may have access to more advanced technology, greater financial resources and more substantial support from the Chinese government, which could negatively affect Shenyang Automotive’s competitive position.

     Some of Shenyang Automotive’s competitors have formed joint ventures with, or licensed technology from, foreign automobile manufacturers, and others may do so in the future. These competitors may have access to greater financial resources than Brilliance China Automotive or to technology and equipment that are more advanced than the technology and equipment utilized by Brilliance China Automotive. In addition, some of Shenyang Automotive’s potential competitors may receive substantial support from the Chinese government, including priority access to loans, favorable import quotas and tariffs, expedited approvals of proposed projects and preferential tax treatment.

Huachen, as Brilliance China Automotive’s substantial shareholder, may not always act in the best interest of other shareholders.

     Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, currently owns 39.45% of the issued and outstanding shares of Brilliance China Automotive, which it recently acquired from the Chinese Financial Education Development Foundation. Accordingly, as the ultimate beneficial owner, the Liaoning Provincial Government is entitled to cast 39.45% of the votes on all matters to be voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the applicable laws and regulations), and will therefore exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive. Such significant influence could preclude the ability of minority shareholders to influence important business decisions of Brilliance China Automotive, and may result in actions or omissions by Brilliance China Automotive that are not be in the best interest of the minority shareholders.

Currency exchange risks could affect Brilliance China Automotive’s cross-border transactions.

     Brilliance China Automotive is subject to risks associated with cross-border transactions, including foreign currency exchange rate risks relating to its purchase of automotive components from Toyota in Japan and other overseas suppliers. During 2002, imported components comprised approximately 35.0% and 12.4% of the total costs of the deluxe minibus (including the “Grace” minibus) and the “Zhonghua” sedan, respectively (not including foreign-manufactured components subsumed within larger components, such as engines, purchased from Chinese domestic manufacturers).

Risks Relating to the Minibus and Sedan Industries in China

Competition in the Chinese minibus and sedan industry could lead to further competitive pricing pressure.

     The Chinese minibus and sedan industry is highly competitive in terms of vehicle quality, pricing, choice of models, reliability, safety, fuel economy, customer service and financing terms. Increasing capacity within the industry is likely to intensify further competitive pricing pressure, particularly in the event of an economic downturn in China.

Reduced tariffs and import restrictions on foreign-made motor vehicles and motor vehicle components as a result of China’s entry into the WTO may lead to increased competition for Brilliance China Automotive.

     The Chinese government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of China’s admission to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China has committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO. Effective January 1, 2002, China has reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components effective January 1, 2003. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% for 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% for 2003. All of these tariffs levels are scheduled to be further reduced by 2006. Although lower tariffs and reduced import restrictions may benefit Brilliance China Automotive in terms of lower cost of imported components, lower tariffs and reduced import restrictions could also lead to a substantial increase in the number of minibuses, sport utility vehicles, sedans and other motor vehicles imported into China, thereby significantly increasing competition in Brilliance China Automotive’s current and proposed markets.

Extensive Chinese government regulations on the automobile industry may limit the flexibility of Brilliance China Automotive to respond to market conditions and competition.

     The Chinese government has implemented extensive policies and regulations for the passenger automobile industry, including policies and regulations relating to market entry, vehicle safety and emissions standards, pollution levels of vehicle production facilities, pricing, vehicle and component import tariffs and foreign ownership of interests in vehicle and component manufacturers. In addition, every new product type must be approved by the Chinese government before it can be introduced into the market. This approval process can sometimes be lengthy, and can impact the ability of Brilliance China Automotive to introduce new products in a timely manner. This regulatory framework may limit the flexibility of Brilliance China Automotive to respond to market conditions or competition. The cost of complying with these policies and regulations can also be significant.

Risks Relating to the Chinese Economy and Regulatory System

SARS could have a long-term adverse impact on our business.

     The spread of a disease referred to as severe acute respiratory syndrome (“SARS”) in China and other regions in Asia, including Hong Kong, Singapore and Taiwan, could disrupt our business. While the long-term impact of the SARS outbreak is unclear at this time, the prolonged existence of the SARS outbreak, or the perception that the SARS outbreak has not been contained, may have an adverse effect on the Chinese economy. Any economic downturn as a result of the SARS outbreak may have an adverse effect on the overall level of business, productivity and growth, particularly in China. The Chinese government has recently revised downward its gross domestic product growth forecasts for 2003 due to the SARS outbreak. These uncertainties could also have an adverse impact on consumer confidence and our level of sales, and consequently could adversely affect our overall results of operations and financial position.

Budgetary constraints on Chinese government entities and state enterprises could affect Shenyang Automotive’s sales and pricing of products.

     Brilliance China Automotive believes that approximately 32.1% and 11.7% of Shenyang Automotive’s 2002 revenues from minibuses and sedans, respectively, were derived from sales to governmental agencies and certain state-run enterprises. Because of Shenyang Automotive’s customer composition, sales and pricing of its products can be affected by budgetary constraints applicable to government entities and state enterprises.

Brilliance China Automotive’s results of operations and financial position are affected to a significant degree by economic, political and legal developments in China.

     Substantially all of Brilliance China Automotive’s assets are located in China and substantially all of Brilliance China Automotive’s revenues are derived from China. Accordingly, Brilliance China Automotive’s results of operations and financial position are subject to a significant degree to economic, political and legal developments in China. Since 1978, the Chinese government has been reforming China’s economic system. Many of the reforms are unprecedented or experimental, and are expected to undergo future change. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further adjustment of the reform measures. There can be no assurance that the reforms in the economic system in China will continue or that Brilliance China Automotive will not be adversely affected by changes in political, economic and social conditions in China, including changes in political leadership or by the adoption of additional or revised reform measures.

Any significant banking failure or disruption of the Chinese banking system could materially and adversely affect Brilliance China Automotive’s ability to obtain credit.

     Most major banks in China are owned by the Chinese government. Most of these banks have historically extended significant amounts of loans according to governmental policy rather than for commercial reasons. As a result, these banks currently have significant loans outstanding to state-owned enterprises, many of which have incurred recurring and material losses. Consequently, many banks in China have substantial levels of loans that are not current with respect to payments of either interest or principal and may not have made adequate provisions to cover potential losses on these loans. Any significant banking failure or disruption of the Chinese banking system could materially and adversely affect Brilliance China Automotive’s ability to obtain credit and the economic environment in which it conducts its business and may also affect its customers and distributors.

Shenyang Automotive’s ability to obtain sufficient foreign exchange to satisfy its requirements is dependent on authorization of the State Administration of Foreign Exchange.

     Substantially all of the revenues of Brilliance China Automotive and its subsidiaries are denominated in Renminbi, while some of their operating expenses and capital expenditures are denominated in foreign currencies. The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of Renminbi into foreign currency. There can be no assurance that the current authorizations for foreign-invested enterprises, such as Shenyang Automotive, to retain their foreign exchange to satisfy foreign exchange liabilities or to pay dividends in the future will not be limited or eliminated or that Shenyang Automotive will be able to obtain sufficient foreign exchange to pay dividends and to satisfy its other foreign exchange requirements.

     See also “Government Regulation and Environmental Matters” in “Item 4—Information on Brilliance China Automotive”, “Item 5—Operating and Financial Review and Prospects,” “Item 8—Financial Information—Legal Proceedings” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of Brilliance China Automotive

     Brilliance China Automotive Holdings Limited was established as an exempted company with limited liability under the laws of Bermuda on June 9, 1992. Brilliance China Automotive’s principal place of business is Suites 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong, telephone number: (852) 2523-7227.

     Brilliance China Automotive was initially established to hold a 51% interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd.), or Shenyang Automotive, currently the leading manufacturer and distributor of minibuses in China. Shenyang Automotive was established as a Sino-foreign equity joint venture enterprise under the laws of China on July 22, 1991. The other 49% of Shenyang Automotive is owned by Shenyang JinBei Automotive Company Limited (formerly known as Shenyang Brilliance Automotive Company Limited and FAW-JinBei Automotive Company Limited), or JinBei. The term of Shenyang Automotive is perpetual as a result of an amendment made to Shenyang Automotive’s joint venture contract in February 2003.

     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. On May 18, 1998, Brilliance China Automotive acquired 50% and 51% equity interests, respectively, in Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, a manufacturer of gasoline engines for use in passenger vehicles and light duty trucks, and Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, a producer of automobile windows and window molding and stripping. Mianyang Xinchen is a Sino-foreign equity joint venture whose 50-year term will expire in 2048. Ningbo Yuming is a wholly foreign-owned enterprise with a 50-year term that will expire in 2043. On December 11, 2000, Brilliance China Automotive acquired from Brilliance Holdings Limited, an affiliated company, a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. Shenyang Automotive is a major customer of each of these companies. Brilliance China Automotive believes that the acquisition of these components suppliers has enabled it to maintain quality and ensure a stable supply of certain key components required for the production needs of Shenyang Automotive.

     On November 23, 1998, Brilliance China Automotive purchased a 33.69% equity interest in Compass Pacific Holdings Limited (formerly known as Whimsy Entertainment Company, Limited), or Compass Pacific. Compass Pacific is an exempted company incorporated in Bermuda with limited liability engaged in operating and franchising indoor family entertainment centers, trading game equipment and merchandise and manufacturing and selling automobile components in China. Compass Pacific’s shares are publicly listed on The Stock Exchange of Hong Kong Limited. As a result of a share issuance by Compass Pacific on October 5, 2000, Brilliance China Automotive’s equity interest in Compass Pacific was diluted to 12.89%. Since November 2002, certain directors of Brilliance China Automotive have ceased to be directors of Compass Pacific. As such, the directors consider that Brilliance China Automotive is not in a position to exert significant influence over Compass Pacific, and the interest in Compass Pacific has been reclassified from an associated company to an investment in securities.

     On October 12, 1998, June 9, 2000 and July 3, 2000, Brilliance China Automotive established Shenyang XingYuanDong Automobile Component Co., Ltd., or Xing Yuan Dong, Ningbo Brilliance Ruixing Auto Components Co. Ltd., or Ningbo Brilliance Ruixing, and Mianyang Brilliance Ruian Automotive Components Co., Ltd., or Mianyang Brilliance Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of automotive parts and components for Shenyang Automotive. In 2001, all three companies, in order to maintain their preferential tax treatment from the Chinese government, also began manufacturing automotive components for Shenyang Automotive.

     Under an acquisition agreement dated April 25, 1998 between Shenyang Automotive and Shenyang State Assets Administration Bureau, Shenyang Automotive was to acquire a 21% indirect interest in Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, a Sino-foreign equity joint venture. A revised agreement was subsequently signed on August 15, 1999 among Shenyang Automotive, Shenyang State Assets Administration Bureau, Shanghai Brilliance Industrial Company Limited and Xing Yuan Dong, under which Shenyang Automotive’s interest in Shenyang Aerospace was reduced to 16.8% in exchange for cash consideration and the remaining 4.2% interest was transferred to Xing Yuan Dong at cost. At the completion of the transfer on May 25, 2000, Brilliance China Automotive’s indirect effective interest in Shenyang Aerospace was 12.77%.

     At the end of 1998, Shenyang Automotive began to construct new production lines for the manufacture of sedans and multi-purpose vehicles, or MPVs. These new production lines were completed in mid-2002, and reached a total annual production capacity of 100,000 sedans or MPVs by the end of 2002.

     Beginning in 1999, Shenyang Automotive implemented an expansion of its minibus facilities that resulted in an increase in its production capacity for deluxe and mid-priced minibuses from 40,000 units to 70,000 units. Current annual capacity is 70,000 units for the painting workshop, and 80,000 to 100,000 units for the pressing, welding and assembly workshops. Shenyang Automotive is currently constructing a new painting facility and upgrading its pressing, welding and assembly workshops in order to reach a capacity of 120,000 units per year. This construction and upgrading is scheduled to be completed by the end of 2003.

     On March 27, 2001, Brilliance China Automotive entered into a technical assistance agreement with BMW relating to technical support and training to be provided to Shenyang Automotive by BMW in connection with the commencement of production of its new “Zhonghua” sedan model. BMW continues to provide services to Shenyang Automotive pursuant to this agreement. However, Brilliance China Automotive and BMW are currently in discussions regarding a similar agreement to be entered into directly between Shenyang Automotive and BMW that, when executed, would supersede the existing technical assistance agreement.

     In December 2001, Brilliance China Automotive acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., or Dongxing, a foreign-invested manufacturer of automotive components in China from Brilliance Holdings Limited, an affiliated company.

     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota Motor Corporation for the transfer of technology relating to the fifth generation of the Toyota minibus, the Granvia, which will be marketed under the brand name “Grace” when sold in China by Shenyang Automotive. Under the agreement, Shenyang Automotive pays Toyota an entry fee of 150 million Japanese Yen, a technical service fee covering the secondment of Toyota employees to Shenyang Automotive and a commission of 2% of the local added value. Production of this new minibus model based on semi-knockdown kits from Toyota began in the second half of 2002 and commercial production using domestic parts and components is scheduled to commence by the end of 2003.

     The “Zhonghua” sedan, designed by the world-renowned Italdesign, was launched to the market in China in August 2002, after approval for production and sale of the “Zhonghua” sedan was obtained from the Chinese government in May 2002. From August 2002 to December 2002, Shenyang Automotive sold 8,816 “Zhonghua” sedans in China.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.55%. Commercial production of BMW-designed and branded sedans is scheduled to commence in the fourth quarter of 2003 based on knockdown kits supplied by BMW. This joint venture contract prohibits Brilliance China Automotive from entering into similar ventures with other automobile manufacturers for the manufacture and sale of premium sedans in China.

Business Overview

     Brilliance China Automotive’s core businesses are the manufacture and sale of minibuses and sedans in China through its subsidiary, Shenyang Automotive. In 2002, Shenyang Automotive sold 65,138 minibuses and 8,816 sedans, representing approximately 19.6% and 0.8% of all minibuses and sedans sold in China, respectively, during the same period.

     Shenyang Automotive’s production facilities are located in the industrial city of Shenyang, the capital of Liaoning Province in northeastern China. Shenyang Automotive’s principal products are the deluxe minibus, the mid-priced minibus and the “Zhonghua” sedan, with mid-priced minibuses accounting for approximately 62.8% of Shenyang Automotive’s total sales revenue in 2002. Since market demand has shifted to high-end models, Shenyang Automotive stopped the production of its low-end domestically designed standard minibuses as of the end of 1999. The deluxe and mid-priced minibuses are 8 to 15-seat minibuses adapted from Toyota’s Hiace minibus. In early 2000, Shenyang Automotive successfully launched an electronic fuel injection mid-priced minibus model, which passed the stricter gasoline vehicle emission standards implemented on January 1, 2000 by Beijing, Tianjin and Yunnan Province. These emission standards have since been adopted nationwide in China. In early 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this new engine in the mid-priced minibus, currently all of Shenyang Automotive’s minibuses meet European II emission standards, which are among the highest international standards. Shenyang Automotive has also begun to use new and improved engines developed by Mianyang Xinchen to replace some of the Toyota engines used in its deluxe minibuses.

     Shenyang Automotive is currently producing the fifth generation of the Toyota minibus, the Granvia, based on semi-knockdown kits supplied by Toyota and is scheduled to commence commercial production of the Granvia using domestic parts and components by the end of 2003. In August 2002, Shenyang Automotive also successfully launched its “Zhonghua” sedan to the Chinese market.

     Shenyang Automotive currently has an annual production capacity (based on two shifts per day) of 70,000 units of deluxe and mid-priced minibuses and 100,000 units of sedans. Shenyang Automotive also recently established a joint venture with BMW for the production of BMW sedans in China and plans on establishing the related domestic components and distribution networks for this joint venture with BMW. See “Item 4—Information on Brilliance China Automotive—Business Overview” below.

     Despite a challenging year, Shenyang Automotive still achieved growth in terms of unit sales volume. Shenyang Automotive’s sales volume grew 17.4% from 63,009 units in 2001 to 73,954 units, which includes 65,138 minibuses and 8,816 units of its “Zhonghua” sedan, in 2002. Shenyang Automotive’s sales growth in China has been supported by a substantial network of over 800 minibus distributors and 76 sedan distributors, as well as 296 after-sales service centers for minibuses and 88 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, combining sales, service, spare parts and survey in one location. As of the end of 2002, Shenyang Automotive had 74 and 30 authorized 4S dealership outlets for minibuses and sedans, respectively.

     For the year ended December 31, 2002, Brilliance China Automotive reported sales of Rmb 7,319.5 million (US$884.0 million) and net income of Rmb 610.5 million (US$73.7 million), representing an increase of approximately 17.7% and a decrease of approximately 31.2%, respectively, compared to 2001.

Principal Products

     Shenyang Automotive’s principal products are (1) minibuses and automotive components and (2) sedans.

     Shenyang Automotive’s principal minibus products are the deluxe minibus and the mid-priced minibus, which constituted approximately 21.4% and 74.2% of total 2002 minibus and automotive components sales revenue, respectively. These vehicles are used primarily for passenger transportation but can also be modified for use as police vans, ambulances or other specialty vehicles. Shenyang Automotive sells all of its minibuses under the “JinBei” brand name in a variety of models designed to meet the requirements of particular market segments. Brilliance China Automotive believes that Shenyang Automotive’s minibuses have established a reputation in China for high quality and reliability that has enabled Shenyang Automotive to maintain its market-leading position in recent years. Since market demand has shifted to high-end models, Shenyang Automotive stopped the production of its low-end domestically designed standard minibuses as of the end of 1999 and commenced production of the high-end “Grace” model in 2002 based on semi-knockdown kits from Toyota.

     Shenyang Automotive’s “Zhonghua” sedan was introduced to the commercial market in China in August 2002. The initial model was a five-seat manual transmission sedan with a 4-cylinder, 2.0-liter Mitsubishi engine. Shenyang Automotive now also produces manual transmission “Zhonghua” sedans with 2.4-liter engines and automatic transmission versions with 2.0-liter engines. Brilliance China Automotive plans on increasing its market share in the Chinese sedan market in 2003 with both Shenyang Automotive’s “Zhonghua” sedan and the BMW sedans to be produced by the joint venture between Brilliance China Automotive’s 89.1% indirectly owned subsidiary, SJAI, and BMW Holding BV.

     The following table sets forth certain information with respect to Shenyang Automotive’s principal products.

	Granvia ("Grace")			"Zhonghua" sedan	"Zhonghua" sedan
	minibus	Deluxe minibus	Mid-priced minibus	version 2.0	version 2.4

Maximum number of passengers	7-8	15	15	5	5
Engine type	Toyota 4-cylinder,	Toyota 4-cylinder,	Mianyang Xinchen and	Mitsubishi	Mitsubishi
	2.7-liter gasoline	2.4-liter gasoline	Shenyang Xinguang	4-cylinder	4-cylinder
	engine	engine	4-cylinder,	2.0-liter gasoline	2.4-liter gasoline
			2.2-liter gasoline	engine	engine
			engine
Horsepower	105	100.6	92.5	95	100
Price range in Rmb (1)	363,000	178,800 – 277,800	73,800 – 159,800	169,800	188,800
Miles per gallon (2)	28	27.5	25	34.7 (manual)/	33.5 (manual)
				28.7 (automatic)

	Granvia ("Grace")				"Zhonghua" sedan	"Zhonghua" sedan
	minibus		Deluxe minibus	Mid-priced minibus	version 2.0	version 2.4

Maximum speed	158 km/hr		130 km/hr	130 km/hr	180 km/hr	195 km/hr
Domestic component content	0	%(3)	80%	100%	60-65%	60-65%
Length	4.7 m		4.8 m	4.8 m	4.88 m	4.88 m

(1)	Actual price depends on specific model.

(2)	At an average speed of 50-55 km per hour for minibuses and 80 km per hour for sedans.

(3)	Currently produced based on semi-knockdown kits supplied by Toyota.

     Deluxe minibus. The deluxe minibus has historically been Shenyang Automotive’s flagship product and is among the highest quality, most technologically advanced minibuses currently produced in China. Shenyang Automotive’s predecessor began assembling deluxe minibuses under license from Toyota in 1989. The deluxe minibus is used primarily as a passenger vehicle and features air conditioning, and optional power steering, power windows, automatic locks, a rear window wiper, full interior carpeting and alternative interior configurations.

     Shenyang Automotive’s high-end products have been further improved to incorporate more user-friendly features to meet diversified customer demands. In the deluxe line, Shenyang Automotive has introduced a locally developed model, based on the Toyota 441N, which is equipped with an anti-lock braking system, improved helix rear suspension and refined interior trim. It has the highest technical content among Shenyang Automotive’s product lines.

     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus – the Granvia – for which production based upon semi-knockdown kits from Toyota commenced in 2002. The Granvia is scheduled to enter into commercial production using domestic parts and components by the end of 2003. The development of the Granvia, which will be marketed under the brand name “Grace” when sold in China by Shenyang Automotive, is supported by a technical team from Toyota. The “Grace” minibus exhibits several improvements over the fourth generation minibus, including more responsive performance when carrying heavy loads, better handling, better maneuverability, 360-degree interior moveable seats, and a more luxurious and comfortable interior.

     Mid-priced minibus. The mid-priced minibus was developed by Shenyang Automotive and was commercially introduced in the second half of 1996. It is aimed at the fast-growing mid-price segment of the minibus market. Shenyang Automotive produces two principal mid-priced minibus models, both of which are based on the deluxe minibus and share the same styling and body of the deluxe minibus, with the principal difference being the engine. By equipping the majority of these models with a domestically manufactured Mianyang Xinchen and Shenyang Xinguang engine, Shenyang Automotive is able to sell them for significantly less than the deluxe minibus, yet still maintain function and quality standards for these models that are only slightly lower than the deluxe minibus. This has allowed the mid-priced minibus models to compete more effectively in terms of price with other domestically produced products. See “Item 4—Information on Brilliance China Automotive—Business Overview—Competition”. These mid-priced models include the “Aurora”, a version derived from a similar model from the deluxe line but with more local content, and the “Shuttler”, which features a multi-point injection (MPI) system and improved air conditioning and seats and can be used as both a passenger and goods vehicle.

     In 2002, Shenyang Automotive introduced three new minibus models to the market, including mid-priced minibuses that utilize Mitsubishi engines. As a result, Shenyang Automotive has further consolidated its position in the market place, while continuing to remain price competitive with its rivals.

     Shenyang Automotive invested approximately Rmb 129.0 million (US$15.6 million) in 2002 on a mold for the new “Grace” minibus. In 2003, Shenyang Automotive is currently investing or planning to invest approximately Rmb 350.0 million (US$42.3 million) on new minibus painting facilities, Rmb 250.0 million (US$30.2 million) for new molds for the “Grace” minibus, and Rmb 250.0 million (US$30.2 million) on upgrading the minibus welding and assembling workshops. The new painting facilities are expected to boost minibus capacity from the current level of 70,000 units to 120,000 units by the end of 2003.

     “Zhonghua” sedan. The “Zhonghua” sedan was designed by Italdesign and was commercially introduced by Shenyang Automotive in August 2002. The sedan is designed for the mid-priced sedan market segments, including governmental institutions, businesses and individual users in China. This new sedan model was specifically designed for the Chinese market and will utilize a high degree of domestic component content and thereby offer cost advantages to consumers. See “— Sedan Project” below for more details on the “Zhonghua” sedan. In 2003, Shenyang Automotive plans to spend approximately Rmb 150.0 million (US$18.1 million) on upgrading the “Zhonghua” production facilities and related dies and tools.

     The following table sets forth Brilliance China Automotive’s revenues by category, for the years 2000 through 2002:

	2000		2001		2002

	Revenue		Revenue		Revenue
	(Rmb million)%		(Rmb million)%		(Rmb million)%

Minibus sales
Deluxe minibus	1,742	27.6	1,599	25.7	1,324	18.1
Mid-priced minibus	4,120	65.3	4,375	70.4	4,600	62.8
“Zhonghua” sedan(1)	—	—	—	—	1,117	15.3

Subtotal	5,862	92.9	5,974	96.1	7,042	96.2
Other sources of income(2)	444	7.1	244	3.9	277	3.8

Total	6,306	100.0	6,218	100.0	7,319	100.0

(1)	Commercial launch of the “Zhonghua” sedan occurred in August 2002.

(2)	Including sales of components.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan sales revenue throughout China for the years 2000 through 2002:

	2000		2001		2002

Province/	Revenue		Revenue		Revenue
Municipality	(Rmb million)%		(Rmb million)%		(Rmb million)%

Liaoning	787	13.4	763	12.8	773	11.0
Guangdong	2,018	34.4	1,855	31.1	1,445	20.5
Beijing	765	13.1	770	12.9	1,122	15.9
Shanghai	687	11.7	1,072	17.9	1,129	16.0

	2000		2001		2002

Province/	Revenue		Revenue		Revenue
Municipality	(Rmb million)%		(Rmb million)%		(Rmb million)%

Sichuan	179	3.1	248	4.2	133	1.9
Jiangsu	281	4.8	47	0.8	303	4.3
Shandong	241	4.1	222	3.7	238	3.4
Henan	76	1.3	87	1.5	80	1.2
Heilongjiang	103	1.8	107	1.8	147	2.1
Tianjin	78	1.3	98	1.6	115	1.6
Others	647	11.0	705	11.7	1,557	22.1

Total	5,862	100.0	5,974	100.0	7,042	100.0

Sedan Project

     The prototype of Shenyang Automotive’s “Zhonghua” sedan was presented to the market on December 16, 2000. The sedan is designed for the mid-priced sedan market segments, including governmental institutions, businesses and individual users in China. This new sedan model was specifically designed for the Chinese market and will utilize a high degree of domestic component content and thereby offer cost advantages to consumers. The “Zhonghua” sedan was approved by the Chinese government in May 2002, and was introduced to the Chinese consumer market in August 2002.

     On March 27, 2001, Brilliance China Automotive entered into a technical assistance agreement with BMW under which BMW engineers provide consulting services to help in the initial stages of production of “Zhonghua” sedans at Shenyang Automotive’s new sedan production facilities in Shenyang, including assistance in achieving and maintaining the desired level of production quality. BMW continues to provide services to Shenyang Automotive pursuant to this agreement. However, Brilliance China Automotive and BMW are currently in discussions regarding a similar agreement to be entered into directly between Shenyang Automotive and BMW that, when executed, would supersede the existing technical assistance agreement.

BMW Joint Venture

     On March 14, 2003, Brilliance China Automotive received formal approval from the Chinese government with respect to the feasibility study for the establishment of a joint venture between BMW Holding BV, a wholly owned subsidiary of BMW AG, and SJAI, an indirect subsidiary of Brilliance China Automotive. On March 27, 2003, SJAI entered into a joint venture contract with BMW Holding BV in relation to the establishment of the joint venture in China. On April 28, 2003, Brilliance China Automotive, through its indirectly 90%-owned subsidiary, Shenyang Xinjinbei Investment and Development Co., Ltd., entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. As a result, SJAI is currently 89.1% indirectly owned by Brilliance China Automotive. Accordingly, Brilliance China Automotive’s effective interest in the joint venture with BMW has increased from 40.5% to 44.55%. The above transactions were approved by Brilliance China Automotive’s shareholders at the special general meeting of shareholders held on May 26, 2003. On May 22, 2003, the business license for the joint venture was issued by the Shenyang City Administration for

Industry and Commerce. Commercial production of BMW-designed and branded sedans is scheduled to commence in the fourth quarter of 2003 based on knockdown kits supplied by BMW.

     The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively (equivalent to approximately Rmb 1,367 million and Rmb 4,100 million, respectively). The joint venture is to be 50%-owned by each of SJAI and BMW Holding BV and is for a term of 15 years starting from May 22, 2003, the date of issuance of the joint venture’s business license, which may be extended by mutual consent of the parties to the joint venture. The business scope of the joint venture is to produce and sell BMW-designed and branded passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products. Profits of the joint venture will be shared as to 50% by each of SJAI and BMW Holding BV, in proportion to their respective contributions to the registered capital of the joint venture.

     Brilliance China Automotive has agreed to provide a guarantee to BMW Holding BV in relation to the performance by SJAI of its obligations under the joint venture contract. A reciprocal guarantee will be provided by BMW AG to SJAI in respect of the obligations of BMW Holding BV under the joint venture contract. In addition, Brilliance China Automotive will be indemnified by Shenyang Automobile Industry Asset Management Company Limited and Shenyang JinBei Automobile Industry Company Limited with respect to 9.9% and 1%, respectively, of its liabilities under this guarantee to BMW Holding BV.

Production Process

     The automotive production process employed by Shenyang Automotive is generally divided into five stages: stamping, welding, painting, assembly and testing. In each stage, Shenyang Automotive utilizes equipment primarily imported from Europe and Japan. Much of Shenyang Automotive’s equipment represents what Brilliance China Automotive believes to be among the highest levels of technology currently being utilized in China for the production of minibuses and sedans. Each stage of the manufacturing process is also carefully monitored both by quality control engineers and through specialized testing equipment to ensure that the final product achieves the specified quality standards.

Minibus Production Process and Equipment

•	Stamping. Shenyang Automotive produces its own semi-finished steel sheets for stamping on a “roll, drop and stack” production line. Stamping is carried out at nine production stations that utilize 38 domestic and imported presses, the largest of which is calibrated at 3200 tons and is used to stamp roofs and side panels for the deluxe and mid-priced minibuses. The 198 dies used for stamping and cutting body components for the deluxe minibus and mid-priced minibus were purchased from Toyota. Substantially all of the stamped metal vehicle components utilized in Shenyang Automotive’s minibuses are produced in this stamping workshop.

•	Welding. The welding workshop consists of nine production stations that are each focused on a different section of the minibus. These lines were manufactured with Toyota technology and utilize a combination of manual welding and automatic robotic welding, the latter of which is utilized for the more difficult welding points. Each welding station is equipped with a domestically manufactured testing machine.

•	Painting. The painting line is 1,056 meters long and employs computer-controlled painting technology. Steps taken to prepare the vehicle body for painting include de-greasing, rinsing, phosphatization and electrophoretic coating. After each of the three coats of paint is applied by sprayer to the minibus body, it is dried in a heated drying chamber. The specialized pre-painting preparation of the vehicle allows the frame to withstand corrosion for 10 to 15 years. Also, the high standard of cleanliness in the painting workshop and the advanced paint sprayers used allow Shenyang Automotive to reduce environmental pollution, provide better working conditions for the painting workshop employees, conserve raw materials and ensure that each minibus receives three consistent, high-quality coats of paint. Finally, various quality control tests are conducted, including measurement of the luster and thickness of the paint on each vehicle.

•	Assembly. Shenyang Automotive’s final assembly workshop is equipped with a combination single slot, hanging and double slot conveyor. The conveyor is 580 meters long, has 86 separate workstations and is capable of producing minibuses at the rate of one every six minutes. Shenyang Automotive also developed jointly with the Shenyang Automation Research Center of the China Science Institute an automated lifting system that is used in the assembly of the power train, rear chassis and crank case, as well as a computerized hydraulic machine for carrying out the transfer from a single rail conveyor onto a hanging line conveyor — the first of its kind to be developed in China.

•	Testing. Shenyang Automotive employs an advanced comprehensive vehicle testing system to ensure that each vehicle conforms to specifications, including wheel alignment, exhaust emissions, steering, braking and engine and transmission performance. All of these final testing procedures are also supported by a comprehensive quality control staff that monitors each step of the production process. See “Item 4—Information on Brilliance China Automotive—Business Overview—Quality Control” below.

“Zhonghua” Sedan Production Process and Equipment

•	Stamping. At present, 104 pieces of large and medium parts of the “Zhonghua” sedan are produced in the stamping (or pressing) workshop. There are five large and medium pressing lines, among which the line producing large (2,300 ton) parts was imported from Schuler of Germany and is equipped with robots to handle automated production. There is also a 6300KN uncoiling and blanking line from Schuler, which can supply parts for up to seven production lines, as well as a 100-ton die spotting press imported from Kawasaki of Japan. The other pressing lines were purchased from a domestic equipment manufacturer.

•	Welding. The welding workshop is required to assemble and weld 279 separate panels, 12 machined parts, 8 roll-pressed parts and 36 standard parts. This line was designed, manufactured and installed by Kuka of Germany. The welding line consists of six zones and 223 stations, and is capable of spot-welding, carbon dioxide welding, project welding, T-stud welding, sealing, brazing and hemming. At present, there are 37 working robots in this workshop, which are used to weld, seal and inspect at the most important stations on the line. The SKID apparatus that transports components both on the ground and overhead adds speed and efficiency to the welding process.

•	Painting. All of equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process include pre-treatment, E-coat, sealing, PVC, primer, top-coat and cavity wax. The painting line is highly mechanized and automated, with a central control system imported from Siemens. There is also a water-based paint station that has been reserved for future usage. All of the paints and other materials utilized in paint workshop are high quality products sourced both from within China and abroad.

•	Assembly and Testing. The layout of the final assembly shop is designed by Schenck Engineering of Germany and consists of the body buffer line, main production line, test line, water proof line, finishing line and marriage line, as well as various sub-lines and a rework area. The assembly line utilizes a double-track conveyer system for transporting the vehicles through each process. Other major equipment on the final assembly line include ECOS testers from DSA of Germany, marriage equipment from Fori of the United States, an oil filling machine from Graco of the United States, and a multi-nut runner machine from Atlas of Germany.

Raw Materials and Components

     To ensure its supply of high-quality domestic raw materials, components and spare parts, Shenyang Automotive has established a stable relationship with 263 suppliers in China. Shenyang Automotive sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. In 2002, approximately 68.3% of Shenyang Automotive’s components sourcing was handled through Xing Yuan Dong and Ningbo Brilliance Ruixing, Brilliance China Automotive’s wholly owned subsidiaries.

     Shenyang Automotive has adopted a system that regularly evaluates its existing suppliers. These suppliers range from well-known international suppliers to domestic suppliers with special technology and know-how. In 2001, after conducting a comprehensive survey of its suppliers against an array of criteria, such as quality problem feedback ratio, production capacity, quality assurance systems and after-sales services, Shenyang Automotive retained 29 suppliers out of 69 and made further improvements on 64 components. Implementing this process has enabled Shenyang Automotive to build a stronger supplier network as the foundation for future growth.

     Shenyang Automotive has made significant progress in increasing the domestic component content of the deluxe minibus, which is currently at 80%. The principal components of the deluxe minibus that continue to be imported are the engine and the rear axle, each of which is imported from Toyota. Shenyang Automotive is currently in the process of developing deluxe minibuses that would utilize engines from Mianyang Xinchen and Mitsubishi in order to expand the product choices for our customers. These new models will likely result in a change in our deluxe minibus domestic component ratio due to the use of the domestically manufactured Mianyang Xinchen engines. The mid-priced minibus sources 100% of its components domestically. The “Zhonghua” sedan sources approximately 65% of its components domestically. Brilliance China Automotive calculates domestic component content by “looking through” larger components, such as engines, produced by domestic Chinese entities to determine the percentage of such component’s own components that were manufactured outside China.

     Because certain components are imported from Toyota and other suppliers in Japan and Europe, the availability of foreign exchange, exchange rates, import restrictions and the level of import duties may affect the availability of certain components and Shenyang Automotive’s costs of production. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

     Shenyang Automotive is required to pay import duties on imported automobile components. Shenyang Automotive was subject to an average tariff rate of 23.5% and 22.8% on imported components used in its minibuses and “Zhonghua” sedans, respectively, in 2002. The “Zhonghua” sedan also incurred import tariffs ranging from 7% to 31.4% on its steering wheels, airbags, electronics and ABS in 2002. During 2002, imported components comprised approximately 35.0% and 12.4%, respectively, of the total cost of each deluxe minibus (including “Grace” minibuses) and sedan produced (not including foreign-manufactured components subsumed within larger components, such as engines, purchased from Chinese domestic manufacturers). The total aggregate import tariffs paid by Shenyang Automotive for 2002 were approximately Rmb 94.6 million (US$11.4 million). However, as a result of China’s admission to the

WTO, import tariffs on motor vehicle components decreased to between 14% and 31.4%, effective January 1, 2002 and to between 4.8% and 25% effective January 1, 2003. A decrease in import tariffs will result in a decrease in the percentage of the total cost of deluxe minibuses and sedans that imported components comprise.

     By increasing domestic component content, Shenyang Automotive has been able to reduce its cost of sales and, as a result, reduce the sales price of the deluxe minibus in an effort to increase unit sales. Brilliance China Automotive intends to continue its efforts to increase domestic component content for both minibuses and sedans, while at the same time emphasizing quality. See “Item 5—Operating and Financial Review and Prospects”.

Other Significant Subsidiaries and Associated Companies

     Brilliance China Automotive believes that the acquisition of interests in strategic components suppliers has and will continue to broaden its revenue base, increase the reliability of the supply of certain core components of Shenyang Automotive’s minibuses and sedans, enhance Shenyang Automotive’s ability to monitor component quality and facilitate greater coordination among the management and engineering personnel of Shenyang Automotive and its principal suppliers.

Mianyang Xinchen

     Mianyang Xinchen, directly and indirectly through Xing Yuan Dong (as described below), accounted for 5.1% of Shenyang Automotive’s purchases of parts and components in 2002. Mianyang Xinchen’s principal product is the 2.2 liter 491Q gasoline engine. In 2000, Mianyang Xinchen also began producing the 491QE electronic fuel injection engine on a mass production basis to satisfy the market’s demand for products that can meet new higher emission standards. In 2001, Mianyang Xinchen developed three additional passenger vehicle gasoline engines. As a result, Shenyang Automotive has access to engines suited to a full range of light-duty passenger vehicles. Shenyang Automotive, which installs Mianyang Xinchen’s 491Q engine in most of its mid-priced minibuses, accounted for 65.6% of Mianyang Xinchen’s sales in 2002. Mianyang Xinchen’s overall annual sales of gasoline engines in 2002 increased by 21.5% from 2001. In 2002, the after-sales repair ratio for Mianyang Xinchen’s products decreased to 6.7% from 9.4% in 2001. Mianyang Xinchen’s annual production capacity increased to 100,000 to 120,000 gasoline engines (depending on number of shifts) as a result of the completion of its second phase expansion project in 2002. Mianyang Xinchen has financed this expansion primarily with internally generated funds.

Ningbo Yuming

     Ningbo Yuming, directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing (as described below), accounted for 3.4% of Shenyang Automotive’s purchases of parts and components in 2002. Ningbo Yuming’s principal products are automobile window molding and stripping. In June 1999, Ningbo Yuming also succeeded in developing a front independent suspension system (including high performance front axle) for use in light passenger vehicles. After successful road tests and examinations, bulk production of these systems commenced in August 1999. Annual production and sales volume of these systems was approximately 70,000 units in 2002. Ningbo Yuming intends to further develop front axles for use in different types of light goods vehicles to enlarge its market share in the safety components market. Ningbo Yuming received ISO-9002 accreditation in December 1999. Shenyang Automotive, which uses Ningbo Yuming’s products in all of its deluxe minibuses and mid-priced minibuses, accounted for approximately 99.3% of Ningbo Yuming’s sales in 2002, both directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing. However, beginning in the second half of 2002, all sales by Ningbo Yuming to Shenyang Automotive were made directly. Shenyang

Automotive also granted Ningbo Yuming the status of Class A Supplier in 1999, which it continues to hold.

Shenyang Xinguang

     Shenyang Xinguang is principally engaged in the manufacture and sale of gasoline engines for use in passenger vehicles and light duty trucks. In 2002, engine purchases by Shenyang Automotive for use in mid-priced minibuses accounted for 68.3% of Shenyang Xinguang’s total sales. Shenyang Xinguang currently produces 491Q engines and has a production capacity of 50,000 engines per year. It manufactured and sold 31,368 and 31,322 491Q engines, respectively, in 2002, and plans to sell approximately 40,000 units of 491Q engines in 2003.

     Shenyang Xinguang intends to further develop upgraded versions of the 491Q engine in 2003 and 2004. These new 16-valve engines will have greater power and will be designed to satisfy European III emission standards. They will be suitable for use in “JinBei” minibuses (models SY6480A) and “Zhonghua” sedans. Shenyang Xinguang plans to produce this new engine by using part of its existing 491Q facilities, together with a new production line. Planned capacity for this new engine is 50,000 units per year, based on two daily shifts.

Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian

     Xing Yuan Dong assists Shenyang Automotive in obtaining and developing a reliable supply of domestically produced parts and components. Xing Yuan Dong also facilitates development of locally produced automotive parts and components and acts to improve the quality of these components. When a customized component is needed, Xing Yuan Dong provides potential suppliers with designs and specifications for the customized parts and components required by Shenyang Automotive. These potential suppliers liaise with Xing Yuan Dong and discuss details of production. Xing Yuan Dong then selects appropriate suppliers and offers technical assistance and cost evaluations. Xing Yuan Dong continuously strives to reduce the number of Shenyang Automotive’s suppliers, lower costs, increase the efficiency and commitment of the remaining suppliers, streamline the component purchasing process and ensure a steady supply of high quality components. In 2001, Xing Yuan Dong, in order to maintain its preferential tax treatment from the Chinese government, also began manufacturing automotive components for Shenyang Automotive. In 2002, 99.9% of Xing Yuan Dong’s sales were to Shenyang Automotive.

     In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd., or Zhengtong. Under this agreement, Xing Yuan Dong contributed cash amounting to Rmb 480.0 million to acquire a 47.1% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at cost, or Rmb 480.0 million.

     Ningbo Brilliance Ruixing was established on June 9, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components between Ningbo Yuming and Shenyang Automotive. To date, 100% of Ningbo Brilliance Ruixing’s sales have been made to Shenyang Automotive and 100% of Ningbo Brilliance Ruixing’s purchases were from Ningbo Yuming. Beginning in the second half of 2002, Ningbo Brilliance Ruixing also began manufacturing automotive components for Shenyang Automotive.

     Mianyang Brilliance Ruian was established on July 3, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components for Mianyang Xinchen. To date, 100% of Mianyang Brilliance Ruian’s sales have been made to Mianyang

Xinchen. In 2001, Mianyang Brilliance Ruian also began manufacturing automotive components for Shenyang Automotive.

Shenyang Aerospace

     Shenyang Aerospace was formed for the purpose of manufacturing 2.0-liter, 122 horsepower and 2.4-liter, 130 horsepower Mitsubishi gasoline engines. Shenyang Aerospace commenced trial operation in March 1999. Shenyang Automotive plans to source some of the engines for its sedans designed by Italdesign from Shenyang Aerospace. Shenyang Automotive also began using these engines in its deluxe minibuses on a commercial basis. In addition, Shenyang Aerospace’s engines are also suitable for sale domestically to other passenger vehicle producers. The joint venture contract for Shenyang Aerospace calls for 30% of its planned annual production volume of 150,000 units to be exported through the marketing channels of its foreign partners, though the agreement has yet to be implemented. Mitsubishi Motors Corporation, Mitsubishi Corporation, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Brilliance China Automotive own equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 12.8%, respectively, in Shenyang Aerospace.

Dongxing Automotive and Xingchen Automotive Seats

     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited at a consideration of approximately Rmb 278.0 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and a 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd., or Xingchen Automotive Seats. Dongxing Automotive is a foreign-invested enterprise established in China whose principal products are automotive components for use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint established in China in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xinchen Automotive Seats ceased its operations in the second half of 2002.

Sales and Marketing

     The following table sets forth by vehicle model, for the years 2000 through 2002, the number of Shenyang Automotive minibuses and sedans sold and the percentage of unit sales represented by each model:

	2000		2001		2002

	Units Sold	%	Units Sold	%	Units Sold	%

Deluxe minibus	10,145	16.9	9,653	15.3	9,017	12.2
Mid-priced minibus	49,873	83.1	53,356	84.7	56,121	75.9
Sedan(1)	—	—	—	—	8,816	11.9

Total	60,018	100.0	63,009	100.0	73,954	100.0

(1)	Commercial launch of the “Zhonghua” sedan occurred in August 2002.

     Shenyang Automotive’s marketing efforts are supervised by its General Manager and are conducted primarily through a regionalized sales program under which Shenyang Automotive has divided

China into six major sales regions and three “sales belts”, each headed by an experienced senior executive. These regions are further subdivided into 30 provincial sales regions for minibuses and 26 provincial sales regions for sedans. Each of these sales regions corresponds to a separate province in China. These units are responsible for meeting defined sales targets, with the executives’ compensation linked to performance. In addition, Shenyang Automotive implements a commission compensation package for its sales personnel and rewards with bonuses its non-sales personnel who develop customer leads that result in minibus sales. The retail prices and commission scales are both nationally unified by Shenyang Automotive, thereby preventing cross-regional sales and counter-productive price wars. Shenyang Automotive’s products are marketed through a sales network of over 800 exclusive and non-exclusive distributors nationwide, as well as through annual automobile industry trade shows and at special sales shows sponsored by JinBei and Shenyang Automotive. All of Shenyang Automotive’s 2002 unit sales of minibuses and sedans were made to its distributors.

     Shenyang Automotive’s sales growth in China has been supported by a substantial network of over 800 minibus distributors and 76 sedan distributors, as well as 296 after-sales service centers for minibuses and 88 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, combining sales, service, spare parts and survey in one location. As of the end of 2002, Shenyang Automotive had 74 and 30 authorized 4S dealership outlets for minibuses and sedans, respectively.

     Most of Shenyang Automotive’s minibus and sedan sales were made on a cash basis in 2002. In addition, in order to incentivize customers and facilitate sales, Shenyang Automotive also accepts three-month to six-month bank-endorsed notes as payment for its minibuses. For initial sedan sales in 2002, deposits were received from the customers prior to the delivery of the vehicles.

     Shenyang Automotive has focused intensively on standardizing the sales and marketing methods adopted by its 83 first tier dealers (including 74 authorized dealership outlets), 262 second tier dealers and hundreds of retailers. Shenyang Automotive has also revoked sales authorization from those dealers that have not continued to follow these guidelines.

     Shenyang Automotive has 21 regional distribution centers in order to shorten delivery lead-times. Also, by utilizing transportation methods such as trucking, rail and shipping, Shenyang Automotive ensures that most vehicles are not driven until they reach the end users. In 2002, all finished products were delivered to customers with zero mileage.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan unit sales throughout China for the years 2000 through 2002:

	2000		2001		2002

Province/
Municipality	Units	%	Units	%	Minibuses		Sedans

					Units	%	Units	%

Guangdong	19,570	32.6	18,595	29.5	14,067	21.6	1,302	14.8
Beijing	7,425	12.4	8,257	13.1	10,994	16.9	955	10.8
Shanghai	6,673	11.1	11,527	18.3	11,030	16.9	987	11.2
Liaoning	7,640	12.7	7,357	11.7	6,713	10.3	1,281	14.5
Jiangsu	2,728	4.9	535	0.8	2,113	3.2	872	9.9

	2000		2001		2002

Province/
Municipality	Units	%	Units	%	Minibuses		Sedans

					Units	%	Units	%

Shandong	2,341	3.9	2,055	3.3	2,063	3.2	395	4.5
Sichuan	887	1.5	1,013	1.6	851	1.3	437	5.0
Henan	740	1.2	828	1.3	733	1.1	108	1.2
Heilongjiang	1,002	1.7	938	1.5	1,416	2.2	146	1.7
Tianjin	757	1.3	979	1.6	1,147	1.8	84	0.9
Others	10,255	17.1	10,925	17.3	14,011	21.5	2,249	25.5

Total	60,018	100.0	63,009	100.0	65,138	100.0	8,816	100.0

     Generally, Shenyang Automotive’s sales are the highest in the second and fourth quarters of the year. In 2001, however, as a result of China’s entry into the WTO, the timing of new product roll-outs and perceived and actual price reductions, consumer purchasing patterns deviated from those of previous years. For example, in 2001, Shenyang Automotive experienced its lowest monthly sales volume for the year in December. In 2002, Shenyang Automotive recorded its highest levels of sales in the second and third quarters.

     In its Tenth Five-Year Plan, the Chinese government reiterated its intention to give priority to the development of the western provinces of China, which are economically underdeveloped, but rich in natural resources. The central and local governments have allocated significant resources to develop the infrastructure of the western provinces. This, Brilliance China Automotive believes, will be conducive to the development of the local automotive markets. In 2002, Shenyang Automotive’s strategy of actively targeting sales channels in China’s western regions, which have historically shown low sales performance, resulted in an average growth rate in sales of 14% in those areas, twice as much as other regions. Although Brilliance China Automotive’s largest market today remains in the eastern coastal provinces, Brilliance China Automotive believes that the market in the western provinces of China will provide substantial upward growth potential in the future. Brilliance China Automotive will continue to expand its dealership system in that region to tap into this potential growth.

     Approximately 9.5% and 23.4% of consolidated revenues in 2002 were generated from Shanghai Yuantong Automobile Sales and Service Company Limited, or Shanghai Yuantong, and Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd. And Shanghai Shenhua Industrial Co., Ltd.) or Shanghai Shenhua, respectively. Shanghai Yuantong and Shanghai Shenhua are affiliates of Brilliance China Automotive that serve as the principal distributors of Shenyang Automotive’s products. Shanghai Yuantong and Shanghai Shenhua currently operate under substantially the same commercial terms and arrangements with Shenyang Automotive as its other third party distribution agents. However, up until January 2003, Shanghai Yuantong and Shanghai Shenhua received an additional 1% commission as compensation for operating after-sales service centers throughout China.

     Shenyang Automotive uses a computerized sales monitoring system to identify customer demographics with better accuracy, determine which products and options are most in demand and improve inventory control. As Shenyang Automotive brings more product options to market, Brilliance China Automotive believes that this computer system will provide Shenyang Automotive with the ability to track customer preferences in various regions and adjust its production and distribution efforts accordingly.

     In 2002, Shenyang Automotive spent approximately Rmb 123.6 million (US$14.9 million) on overall advertising, consisting primarily of television and print advertising.

Competition

     The Chinese minibus manufacturing industry is highly fragmented and competitive. In 2002, approximately 58 manufacturers produced an aggregate of approximately 328,432 minibuses, with approximately 189,597 of such minibuses produced by five manufacturers, each of which has the capacity to produce in excess of 20,000 minibuses per year and produced more than 20,000 minibuses in 2002. Significant competitive factors in the industry include price, quality, reliability and customer service. Brilliance China Automotive believes that Shenyang Automotive competes favorably in all of these respects, and particularly in terms of quality, although Shenyang Automotive has experienced competition in recent years from other manufacturers producing lower priced, mid-range minibuses.

     The Chinese sedan manufacturing industry is also very competitive and fragmented. The top five brands account for only 61.2% of the overall market based on unit volume, with the leading brand accounting for only 26.8%. The market shares of the three leading manufacturers have also been decreasing over the past several years. New models continue to be introduced on an increasingly rapid basis as the number of new entrants into the market has also increased. Unit sales of domestically produced sedans totaled 1.1 million units in 2002, making sedans the largest segment of the Chinese automotive market, accounting for 35% of the overall market. It was also the fastest growing segment, as unit sales of sedans increased by 56% in 2002 compared to 2001. Sedans are also widely expected to continue to be the fastest growing segment of the Chinese automobile market over the next few years. However, while vehicle ownership is expected to continue to increase steadily in China as a result of increasing individual disposable income, there is also expected to be increasing pricing pressure as tariff rates decline and competition continues to grow from domestic, foreign and foreign-invested sedan manufacturers.

     Historically, Chinese motor vehicle producers have been exposed to little competition from non-Chinese enterprises, partly as a result of import restrictions on foreign-made components and motor vehicles. However, as a result of China’s admission to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO. Effective January 1, 2002, China has reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components effective January 1, 2003. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% for 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% for 2003. All of these tariffs levels are scheduled to be further reduced by 2006. Such reductions in tariffs and import restrictions could potentially increase the competition Brilliance China Automotive will face from foreign manufacturers.

     Listed below are Shenyang Automotive’s current main competitors in the Chinese minibus and sedan market. The data listed for each is based on information published by the Chinese government regarding the Chinese automotive industry:

Main Minibus Competitors

•	Southeast Motors. Taiwan China Motors and Fujian Provincial Automobile Industry Company established a 50-50 joint venture company, Southeast Motors in November 1995. Southeast Motors has launched over thirty different models of light passenger vehicles under the “Delica” and “Freeca” brand names. Southeast Motors has an annual production capacity of 60,000 light passenger vehicles, and produced 47,516 units in 2002, which represents a 53.1% increase from

2001. Its sales volume in 2002 was 47,068 vehicles, which represents a 56.8% increase from 2001. The “Delica” series includes seven-, eight- and eleven-seat ordinary, luxury and super luxury models. The “Freeca” series includes eight-seat standard, luxury and super luxury models.

•	Nanjing Iveco. In 1995, Italy’s Fiat Auto Company and Yuejin Group established Nanjing Iveco Automotive Company, Ltd., a 50-50 equity joint venture, for the manufacture of 33 models of five-ton passenger, goods and off-road vehicles in the Iveco “S” series. Models currently in production include the A30, A40 and A49 passenger vehicles, as well as a separate series of goods vehicles. Current annual production capacity is 60,000 vehicles and 75,000 engines. In 2002, Nanjing Iveco manufactured and sold 14,505 vehicles, which was third to Brilliance China Automotive and Southeast Motors in China’s minibus market.

•	Jiangling Motors. Jiangling Motors Corp. of Jiangxi Province, after two years of cooperation with Ford Motor Company (which owns a minority interest in Jiangling Motors), began producing the China Transit, a Ford brand minibus, in December 1997. At present, the vehicle is available in 15-seat, 12-seat and 9-seat versions. In 2002, Jiangling Motors manufactured and sold a total of 10,667 vehicles and 9,554 vehicles, respectively. Production capacity for 2002 was approximately 10,000 units per shift.

Main Sedan Competitors

     Brilliance China Automotive considers the following companies to be its main competitors in the market for sedans priced between Rmb 140,000 and Rmb 200,000, which includes the “Zhonghua sedan”:

•	First Auto Works Group of China. First Auto Works is one of the largest automotive companies in China. First Auto Works’ “Hongqi” sedan (meaning “red flag”) was launched in 2001 and is considered one of the Chinese government’s showcase China-made sedans. Its latest updated model is known as the “Hongqi Mingzhi” and has a 1.8-liter engine with four doors. It is priced at approximately Rmb 159,000, similar to the “Zhonghua” sedan. This represents a unit price decrease compared to 2001, which has contributed to the 56% increase in sales in 2002 to 26,600 units. Approximately 73% of the sales of the “Hongqi” in 2002 were to government-related entities and state-owned enterprises.

•	Shanghai Volkswagen Automotive. Shanghai Volkswagen Automotive was one of the original state-designed automobile manufacturers in China. It is currently 40% held by Volkswagen AG of Germany, 25% held by Shanghai Automotive Industry Corp., 15% held by Shanghai Union Investment Co. and 10% held by China Auto Industry Co. It still holds a dominant share of the Chinese sedan market and competes with the “Zhonghua” sedan through the “Santana 2000” sedan. The “Santana 2000” has a 1.8-liter engine and sells for approximately Rmb 167,000.

•	Beijing Hyundai. Beijing Hyundai was only established in 2002 as a 50-50 joint venture between Beijing Auto Investment and Hyundai Motor Co. of South Korea. It currently produces and sells the “Sonata” 2.0-liter and “Sonata” 2.7-liter, and will launch the “Elantra” 1.6-liter and 1.8-liter models and XG3.0-liter in the second half of 2003. Beijing Hyundai estimates total sales of 50,000 units in 2003. The 2.0-liter “Sonata” sells for approximately Rmb 179,000 per unit.

Governmental Regulation

     The automobile industry in China is controlled at the central government level by the State Development and Reform Commission (formerly the State Development and Planning Commission) and the Ministry of Commerce (which subsumed some of the duties of the former Ministry of Foreign Trade and Economic Cooperation). These entities were created as a result of the governmental restructuring that commenced in March 2003. The State Development and Reform Commission generally oversees and regulates the automobile industry in China and any new product or new automobile production facility must obtain the prior approval of this body before entering the market. Similarly, approval from the Ministry of Commerce must be obtained prior to any changes to existing products or the expansion of existing facilities. Both of these entities must also approve any Sino-foreign joint venture for the production of automobiles. Under current regulations, a foreign joint venture party may not hold more than a 50% interest in any automobile or automotive engine producer. Brilliance China Automotive was granted an exemption from this requirement when it originally acquired a 51% interest in Shenyang Automotive.

Quality Control

     As a result of technical and managerial training from Toyota and technical assistance from BMW, Shenyang Automotive has adopted a highly regimented production quality management system for its minibuses and sedans. This two-fold system concentrates both on the quality of the raw materials and other production inputs and on the production process itself. In the production process, the focal point of quality control is the production line worker, who undergoes extensive training and testing to ensure that he or she performs the assigned task to the highest quality standards and is qualified and able to determine on his or her own whether or not the product meets the required specifications. In addition, Shenyang Automotive’s specialized quality control engineers are present at each step of the production process, with 33 separate quality inspection points.

     In addition, Shenyang Automotive has established a quality improvement unit to supervise and monitor after-sales service centers in major regional sales bases, such as Guangzhou, Shanghai and Beijing, which also serve as channels for information feedback on product quality. Designated personnel are assigned to follow-up on finding remedies for recurring quality issues in a timely manner.

     Shenyang Automotive was granted the internationally recognized ISO-9001-94 quality system certificate in October 1995, making it the first major automobile manufacturer in China to be awarded such certificate. Shenyang Automotive has successfully obtained recertification in each subsequent year by demonstrating a continued commitment to upholding among the highest quality standards in China’s automobile industry. To date, 48.3% of Shenyang Automotive’s 263 component suppliers achieved QS-9000 quality system certification and 95.4% are accredited by ISO-9000.

After-Sales Service

     Shenyang Automotive’s standard product warranty for minibuses is 18 months or 30,000 kilometers (whichever occurs first). The standard product warranty for sedans covers a period of 24 months or 40,000 kilometers (whichever occurs first). During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. In 2002, total accrual of warranty costs for minibuses and sedans sold during the year were approximately Rmb 27.6 million (US$3.3 million) and Rmb 3.5 million (US$0.4 million), respectively, or an average of Rmb 424 (US$51) per minibus sold and Rmb 401 (US$48) per sedan sold.

     There are 296 and 88 service centers for Shenyang Automotive minibuses and sedans, respectively, throughout China, with centers clustered in areas that match distribution patterns of the vehicles. Such centers have been granted authority by Shenyang Automotive to service its minibuses and sedans, including the provision of repair services and the sale of spare parts. This extensive service network has enabled Shenyang Automotive to adopt its current policy of resolving routine customer complaints in all provincial capitals and major cities within 24 hours and major problems within three days.

     To improve customer service, Shenyang Automotive continually reevaluates its existing distributors based on certain criteria, including financial soundness, customer service capabilities and customer complaint record. Shenyang Automotive has also implemented a more advance “4S” sales center system, which features sales, service, spare parts and survey in one location at the point of sale. As of the end of 2002, Shenyang Automotive had 74 and 30 4S dealership outlets for its minibuses and sedans, respectively.

Environmental Matters

     The Chinese government has set vehicle safety, exhaust and performance standards with which Shenyang Automotive must comply. Brilliance China Automotive believes that Shenyang Automotive’s minibuses and sedans currently meet the standards imposed by the government. Shenyang Automotive’s facilities are subject to government pollution regulations enforced by the Shenyang municipal government. If operations are found to be in violation, Shenyang Automotive will be given a period of time to remedy the problem. If it should fail to do so, the government can force a shut-down of Shenyang Automotive’s operations until such time as it complies with the regulations. To date, Shenyang Automotive has never been cited as violating a government pollution regulation.

     On January 1, 2000, Beijing, Tianjin and Yunnan Province put into effect emission standards that are significantly stricter than the then prevailing gasoline vehicle emission standards. Since then, these emission standards have been adopted nationwide. Brilliance China Automotive’s electronic fuel injection minibus, introduced in 1999, passed the emission standards tests at the China National Automobile Testing Center in Tianjin in October 1999. This engine not only produces cleaner emissions, but also achieved up to an 8% increase in fuel economy and a 3% increase in horsepower. In early 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this new engine in the mid-price minibus, currently all of Shenyang Automotives minibuses meet European II emission standards, which are among the highest international standards. All “Zhonghua” sedans also meet these emission standards.

Insurance

     Shenyang Automotive currently holds insurance policies that Brilliance China Automotive believes are customary and standard for companies of comparable size in comparable industries in China. Shenyang Automotive does not carry product liability insurance, and Brilliance China Automotive believes it is customary and standard in the Chinese automobile industry for manufacturers not to carry product liability insurance.

Organizational Structure

     The following chart sets forth certain significant subsidiaries of Brilliance China Automotive (excluding intermediate holding companies) as of December 31, 2002 and also illustrates the shareholding structure of the BMW joint venture that is currently being established.

Brilliance China Automotive 100% 100% 100% 51%
100% 50% 50% 51% Mianyang Brilliance Ruian Ningbo Brilliance Ruixing Xing Yuan Dong Shenyang Automotive
90%
Dong Xing Automotive Shenyang Xinguang Mianyang Xinchen Ningbo Yuming Shenyang Xinjinbei Investment and Development Co., Ltd.
99%
50%
SJAI
50%
BMW Joint Venture

     The following table lists information concerning the subsidiaries and associated companies of Brilliance China Automotive as of December 31, 2002:

		Percentage of
		Interest held by
	Jurisdiction of	Brilliance China
Name	Incorporation	Automotive (%)

Subsidiaries
Shenyang Brilliance JinBei Automobile Co., Ltd.	China	51%
Ningbo Yuming Machinery Industrial Co., Ltd.	China	51%
Shenyang XingYuanDong Automobile Component Co., Ltd.	China	100%
Shenyang Jianhua Motors Engine Co., Ltd.	China	100%
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	China	100%
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	China	100%
China Brilliance Automotive Components Group Limited	Bermuda	100%
Southern State Investment Limited	BVI	100%
Beston Asia Investment Limited	BVI	100%
Pure Shine Limited	BVI	100%
Key Choices Group Limited	BVI	100%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	China	100%

		Percentage of
		Interest held by
	Jurisdiction of	Brilliance China
Name	Incorporation	Automotive (%)

Shenyang Xingchen Automotive Seats Co., Ltd.	China	90%

Associated companies
Mianyang Xinchen Engine Co., Ltd.	China	50%
Shenyang Xinguang Brilliance Automotive Engine Co., Ltd.	China	50%
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	China	12.8%

     Since November 2002, certain directors of Brilliance China Automotive have ceased to be directors of Compass Pacific, a formerly associated company. As such, the directors consider that Brilliance China Automotive is not in a position to exert significant influence over Compass Pacific, and the interest in Compass Pacific has been reclassified as an investment in securities.

Property, Production Facilities and Equipment

     The Shenyang municipal government granted to Shenyang Automotive the right to use three parcels of land situated in the northern, eastern and western sectors of Shenyang with a total area of approximately 890,000 square meters, approximately 50% of which is currently utilized by Shenyang Automotive. These land use rights are effective for the term of Shenyang Automotive, which expires in 2021. The western parcel consists of 70,000 square meters, 40,000 square meters of which is occupied by a production facility. While standard minibuses had been manufactured at this facility since the latter half of the 1970s, production of standard minibuses was discontinued by Shenyang Automotive at the end of 1999 and this facility has now been converted for use in the production of mid-priced minibuses. This western facility is capable of producing 12,000 vehicles per year, using two shifts of workers.

     The northern parcel covers 40,000 square meters and is used by Shenyang Automotive primarily as a technical training facility.

     The eastern parcel covers 780,000 square meters, including Shenyang Automotive’s primary production facility, and is also intended to be used for the future expansion of Shenyang Automotive’s operations. This eastern facility currently has a production capacity of 70,000 vehicles per year, using two shifts of workers. This facility is specially designed for the manufacture and assembly of deluxe minibuses and mid-priced minibuses and consists of four production plants.

     In 2002, Shenyang Automotive substantially completed the construction of new manufacturing facilities for sedans (including the “Zhonghua” sedan), which has a production capacity of 100,000 units. The new manufacturing facilities are located adjacent to Shenyang Automotive’s previously existing minibus production facilities and include new pressing, welding, painting and final assembly lines. Dies and other key production equipment were purchased from leading European equipment manufacturers. The total costs for completion of this expansion project were approximately US$350.0 million, including new equipment, construction costs and other expenditures, but excluding the design costs for the sedans. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

     It is anticipated that land and buildings for the joint venture with BMW will also be located on the eastern parcel. However, the arrangements for the leasing of this land and construction of the necessary facilities have not yet been finalized.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the rest of this annual report, including the consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

     Brilliance China Automotive is a holding company whose principal operating asset is its majority interest in Shenyang Automotive. Its operating segments are divided primarily into the manufacture of (1) minibuses and automotive components and (2) sedans. Historically, Brilliance China Automotive has derived its revenues from Shenyang Automotive’s sales of minibuses in China. As a result, Brilliance China Automotive’s results of operations have been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. In May 1998, Brilliance China Automotive acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, Brilliance China Automotive established Shenyang XingYuanDong Automotive Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, all three companies, in order to maintain their preferential tax treatment from the Chinese government, began manufacturing automotive components as well. In December 2000, Brilliance China Automotive acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, Brilliance China Automotive acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a foreign-invested manufacturer of automotive components in China. As a result, Brilliance China Automotive’s future financial performance may diverge from that of Shenyang Automotive.

     Shenyang Automotive’s “Zhonghua” sedan was launched to the market in China in August 2002. From August 2002 to December 2002, Shenyang Automotive sold 8,816 “Zhonghua” sedans in China.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.55%. Brilliance China Automotive has agreed to provide a guarantee to BMW Holding BV in relation to the performance by SJAI of its obligations under the joint venture contract. A reciprocal guarantee will be provided by BMW AG to SJAI in respect of the obligations of BMW Holding BV under the joint venture contract. In addition, Brilliance China Automotive will be indemnified by Shenyang Automobile Industry Asset Management Company Limited and Shenyang JinBei Automobile Industry Company Limited with respect to 9.9% and 1%, respectively, of its liabilities under this guarantee to BMW Holding BV. The business license for the joint venture was issued on May 22, 2003 and commercial production of BMW-designed and branded sedans is scheduled to commence in the fourth quarter of 2003 based on knockdown kits supplied by BMW.

Production Volumes and Sales

     Shenyang Automotive derives its revenues from the sale of sedans and deluxe and mid-priced minibuses in China. For the years ended December 31, 2002, 2001 and 2000, revenues from the sale of such products were Rmb 7,319.5 million (US$884.0 million), Rmb 6,218.4 million and Rmb 6,306.4 million, respectively. Shenyang Automotive commenced commercial sales of its “Zhonghua” sedan in August 2002. The principal factor behind the overall increase in the sales revenue was the launch of the “Zhonghua” sedan and the competitive pricing and the offering of more minibus models and features by Shenyang Automotive.

     The mid-priced minibus has proven to be Shenyang Automotive’s most popular and competitive product. Sales of sedans, deluxe minibuses and mid-priced minibuses represented 15.3%, 18.1% and 62.8%, respectively, of Shenyang Automotive’s total sales revenue in 2002. Brilliance China Automotive expects that sedans and the mid-priced minibus will continue to grow as a percentage of Shenyang Automotive’s unit sales and total sales revenue in 2003, while sales of the deluxe minibus are still expected to represent a significant proportion of total revenue.

     Shenyang Automotive’s current annual minibus production capacity is 70,000 units with the implementation of an additional painting shift and debottlenecking of the painting process. In 2002, Shenyang Automotive also completed new production lines for sedans that have an aggregate annual production capacity of 100,000 units. Brilliance China Automotive believes that its long-term interests require that Shenyang Automotive continue to expand its production capacity. Any increase in Shenyang Automotive’s future revenue will depend on its ability to continue to expand in a similar manner. Realization of its production and sales goals is also contingent upon other factors, including the development of new vehicle models, the ability to continue to achieve overall cost reductions, ongoing access to high-quality raw materials and domestic component manufacturers and maintenance of a large well-trained labor force, an effective distribution network and after-sales service capabilities.

Costs

     The major elements of Shenyang Automotive’s production costs in recent years have been the purchase of automotive components, labor and depreciation and amortization. Shenyang Automotive has significantly lowered its per unit production costs by improving operating efficiency, increasing production volume and increasing the domestic component content ratios of its deluxe and mid-priced models. As a result, average per unit production costs (including depreciation and amortization) for the deluxe model have been steadily decreasing over the past several years. The domestic component ratio of the “Zhonghua” sedan also increased from 60% in August 2002 to its current level of 65%. In 2002, per unit production costs for minibuses again decreased, but since pricing pressure caused prices to decrease proportionately to the decrease in per unit production costs, gross profit (including marginal gross profit for the “Zhonghua” sedan) was sustained at approximately the same level as 2001. Gross margin for minibuses remained stable compared to 2001, while overall gross margin decreased from 30.7% in 2001 to 26.1% in 2002 owing to the launch of the “Zhonghua” sedan, whose start-up gross margin was relatively lower. In addition, due to increased diversification of Shenyang Automotive’s product offerings since 2000, per unit production costs have not been directly comparable on a year-to-year basis.

     Imported components are generally more expensive than domestically produced components and were subject to import duties that have ranged as high as 120% since January 1992. However, as a result of China’s entry into the WTO in November 2001, import duties on automotive components have decreased to between 14% and 31.4% effective January 1, 2002, and to between 4.8% and 25% effective January 1, 2003. In 2002, Shenyang Automotive paid an average tariff of 23.5% and 22.8% on its minibus and sedan components, respectively. Shenyang Automotive intends to continue its efforts to increase the domestic component content of its products, while at the same time emphasizing quality. However, Brilliance China Automotive expects that future improvements in domestic component content will be at a rate slower than in prior years due to an already high domestic component content ratio, and the extent and rate of any corresponding price reductions are expected to be lower than in prior years.

Results of Operations

	Year ended December 31,

(Expressed in thousands of Rmb)	2002	2001	2000

Sales to third parties	4,636,347	2,552,780	638,513
Sales to affiliated companies	2,683,108	3,665,656	5,667,917

Total sales	7,319,455	6,218,436	6,306,430
Cost of sales	(5,411,308)	(4,307,988)	(4,436,155)

Gross profit	1,908,147	1,910,448	1,870,275
Selling, general and administrative expenses	(1,067,154)	(673,391)	(663,181)
Interest expense	(171,286)	(178,028)	(96,280)
Interest income	43,617	110,735	116,029
Equity in earnings of associated companies, net	138,145	40,043	62,264
Subsidy income	—	—	181,600
Other income (expenses), net	1,009	3,456	(11,281)

Income before taxation and minority interests	852,478	1,213,263	1,459,426
Income taxes	(146,610)	(116,250)	(316,337)
Minority interests	(95,403)	(209,936)	(273,059)

Net income	610,465	887,077	870,030

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Consolidated net sales of Brilliance China Automotive and its operating subsidiaries, Shenyang Automotive, Ningbo Yuming, Xing Yuan Dong, Ningbo Brilliance Ruixing, Mianyang Brilliance Ruian and Dongxing Automotive for the year ended December 31, 2002 were Rmb 7,319.5 million (US$884.0 million), a 17.7% increase from sales of Rmb 6,218.4 million for the year ended December 31, 2001. The increase in sales was primarily attributable to the launch of the “Zhonghua” sedan commencing in August 2002, which generated Rmb 1,117.3 million (US$134.9 million) in sales in 2002. In addition, in 2002, more minibuses were sold to independent distributors instead of to related party distributors.

     Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 of its mid-priced minibuses in 2002, a 5.2% increase over the 53,356 units sold in 2001. Unit sales of the deluxe minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. While unit selling prices were depressed in the first quarter of 2002 due to an increase in competition in the minibus industry, prices stabilized beginning in the second quarter of 2002 as market pressure to lower prices was lessened. Shenyang Automotive also launched the “Zhonghua” sedan in August 2002 and sold 8,816 sedans during the last five months of the year.

     Cost of sales, including depreciation and amortization, increased by 25.6% to Rmb 5,411.3 million (US$653.5 million) in 2002 from Rmb 4,308.0 million in 2001. This increase was primarily due to the commencement of sedan production in 2002, offset by the 3 to 5% decrease in average cost of goods sold for minibuses. The gross margin for the “Zhonghua” sedan was marginally positive in 2002 since this product was still in its start-up period. However, Brilliance China Automotive expects the cost of sales for sedans to decrease in future years as production becomes more efficient and components sourcing improves.

     Selling, general and administrative expenses rose 58.5% to Rmb 1,067.2 million (US$128.9 million) in 2002 from Rmb 673.4 million in 2001, and as a percentage of sales increased from 10.8% in 2001 to 14.6% in 2002. The increase was primarily due to the initial start-up costs of the sedan production and the increase in research and development expenses and selling and administrative expenses relating to the launch of the sedans.

     Interest expense net of interest income increased from Rmb 67.3 million in 2001 to Rmb 127.7 million (US$15.4 million) in 2002 due to the decrease in interest income from affiliated companies as a result of the increase in the proportion of non-interest-bearing loans issued to these affiliated companies and the decrease in interest rates on bank deposits.

     Net equity in earnings of associated companies increased 245.0% from Rmb 40.0 million in 2001 to Rmb 138.1 million (US$16.7 million) in 2002. The increase was due to the strong performance in 2002 of Brilliance China Automotive’s associated companies engaging in engine manufacturing, Mianyang Xinchen, Shenyang Xinguang and Shenyang Aerospace.

     Income before taxation and minority interests decreased by 29.7% from Rmb 1,213.3 million in 2001 to Rmb 852.5 million (US$103.0 million) in 2002. However, income tax expenses increased from Rmb 116.3 million in 2001 to Rmb 146.6 million (US$17.7 million) in 2002 due to the increase in the corporate overhead of Brilliance China Automotive, which is at a tax loss position, and other non-tax-deductible expenses of its subsidiaries in 2002. Net income decreased 31.2% to Rmb 610.5 million (US$73.7 million) in 2002 from Rmb 887.1 million in 2001. Basic earnings per ADS were Rmb 16.65 (US$2.0) in 2002, compared to basic earnings per ADS of Rmb 25.10 in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Consolidated net sales of Brilliance China Automotive and its operating subsidiaries for the year ended December 31, 2001, decreased 1.4% to Rmb 6,218.4 million from Rmb 6,306.4 million for the year ended December 31, 2000. The decrease in sales was primarily attributable to the price reduction of Shenyang Automotive’s minibuses, which was necessitated by increasing price competition and China’s entry into the WTO, and the slight decrease in unit sales of the deluxe minibus, which resulted from an increasing number of customers switching to the mid-price minibus. In 2001, there was also a shift in sales to third parties as opposed to affiliated companies, with sales to third parties increasing 299.8% to Rmb 2,552.8 million in 2001 from Rmb 638.5 million in 2000, and sales to affiliated companies decreasing 35.3% to Rmb 3,665.7 million in 2001 from Rmb 5,667.9 million in 2000.

     Shenyang Automotive sold a total of 63,009 minibuses in 2001, a 5.0% increase over the 60,018 minibuses sold in 2000. Shenyang Automotive sold 53,356 of its mid-priced minibuses in 2001, a 7.0% increase over the 49,873 units sold in 2000. Unit sales of the deluxe minibus decreased 4.8% from 10,145 units in 2000 to 9,653 units in 2001.

     Cost of sales, including depreciation and amortization, decreased 2.9% to Rmb 4,308.0 million in 2001 from Rmb 4,436.2 million in 2000. This decrease was primarily due to the continued efforts to reduce the cost of domestic components used in Shenyang Automotive’s minibuses. As a result, gross profit increased by 2.1% to Rmb 1,910.4 million in 2001 from Rmb 1,870.3 million in 2000.

     Selling, general and administrative expenses include the additional pre-operation expenses and depreciation of the buildings relating to the planned sedan production. Selling, general and administrative expenses rose 1.5% to Rmb 673.4 million in 2001 from Rmb 663.2 million in 2000, and as a percentage of sales increased from 10.5% in 2000 to 10.8% in 2001. The increase in selling, general and administrative expenses was due to the additional pre-operating expenses and depreciation of the buildings related to the sedan production, offset by the savings in advertising expenses.

     Net equity in earnings of associated companies decreased 35.8% to Rmb 40.0 million in 2001 from Rmb 62.3 million in 2000. There was no subsidy income in 2001. In 2000, subsidy income totaled Rmb 181.6 million as a result of a grant Xing Yuan Dong received from the Administrative Committee of Shenyang New and High-Tech Industrial and Development Zone.

     Income before taxation and minority interests decreased 16.9% to Rmb 1,213.3 million in 2001 from Rmb 1,459.4 million in 2000. Income taxes decreased to Rmb 116.3 million in 2001 from Rmb 316.3 million in 2000 due to the reduction in the enterprise income tax rate for Xing Yuan Dong to 7.5% in 2001 from 33% in 2000.

     As a result of the performance of Shenyang Automotive, and taking into account the earnings from Brilliance China Automotive’s operating subsidiaries and associated companies, Brilliance China Automotive’s net income increased 2.0% to Rmb 887.1 million in 2001 from Rmb 870.0 million in 2000. Based on the adjusted weighted average number of ADSs outstanding, basic earnings per ADS were Rmb 25.10 in 2001, a 9.1% decrease over the basic earnings of Rmb 27.61 per ADS for 2000.

Contingent Liabilities and Outstanding Guarantees

     Brilliance China Automotive and its subsidiaries had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2002 and 2001 of approximately Rmb 1,414 million (US$170.8 million) and Rmb 1,145 million, respectively. These bank notes were used as a financing tool primarily by Shenyang Automotive for the purchase of components from affiliated companies and third parties and for other capital expenditures.

     As of December 31, 2002, subsidiaries of Brilliance China Automotive had provided the following guarantees:

•	corporate guarantees of approximately Rmb 740 million (US$89.4 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua; and

•	a joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately Rmb 374 million (US$45.2 million) drawn by Shenyang Aerospace, which will expire in 2008.

     As of December 31, 2002, subsidiaries of Brilliance China Automotive had issued letters of credit amounting to Rmb 44 million (US$5.3 million).

     As of December 31, 2002, Shenyang Automotive placed bank security deposits amounting to approximately Rmb 48 million (US$5.8 million) and issued bank guarantees of Rmb 50 million (US$6.0 million) at the request of the General Administration of Customs, pending the completion of an assessment of the eligibility on the exemption of the VAT and custom duties related to certain imported fixed assets of this operating subsidiary. Subsequent to year end, bank guarantees amounting to Rmb 30 million (US$3.6 million) were released. Management is currently in discussion with the relevant authorities regarding whether, should these fixed assets be not eligible for such exemption, additional

VAT and custom duties will be levied. The directors believe that any additional liabilities in excess of the security deposits would not be significant.

     See also “Item 8 — Financial Information – Legal Proceedings – Broadsino Litigation” for details of the writ brought by Broadsino Finance Company Limited. In addition, see notes 30(a) and 30(c) of Brilliance China Automotive’s consolidated financial statements for a discussion of additional guarantees granted by Brilliance China Automotive and its subsidiaries subsequent to December 31, 2002.

Liquidity and Capital Resources

     The following table set forth our outstanding contractual and commercial commitments as of December 31, 2002:

	Payments Due by Period
	(Amounts in thousands of Rmb)

					More
		Less than	1-3	4-5	than 5
	Total	1 year	years	years	years

Operating Leases (Relating to Offices and Property)	85,628	10,818	11,355	6,986	56,469
Unconditional Purchase Obligations	710,868	694,977	15,891	—	—

Total Contractual Cash Obligations	796,496	705,795	27,246	6,986	56,469

Cash Flows

     As of December 31, 2002, Brilliance China Automotive had Rmb 1,289.2 million (US$155.7 million) in cash and cash equivalents, Rmb 773.4 million (US$93.4 million) in short-term bank deposits and Rmb 1,350.0 million (US$163.0 million) in pledged short-term bank deposits, an increase of Rmb 69.0 million, Rmb 773.4 million and a decrease of Rmb 575.8 million, respectively, from its positions as of December 31, 2001. This increase in cash and cash equivalents was mainly due to the net cash inflow from operating activities of Rmb 1,913.0 million (US$231.0 million) and the net cash inflow from financing activities of Rmb 365.9 million (US$44.2 million), offset by the net cash outflow used in investing activities of Rmb 2,209.9 million (US$266.9 million).

     Cash flow from operating activities increased by 44.2% from Rmb 1,326.8 million for the year ended December 31, 2001 to Rmb 1,913.0 million (US$231.0 million) for the year ended December 31, 2002. This increase in cash flows from operating activities was primarily due to an increase in positive cash flow from inter-year changes in:

•	ordinary-course-of-business notes receivable from affiliated companies relating to sales of minibuses;

•	commercial notes payable;

•	accounts payable;

•	amounts due from affiliated companies resulting from operating activities;

•	customer advances; and

•	accrued expenses and other current liabilities.

     This increase in cash flows from operating activities was partially offset by a decrease in net income for 2002 compared to 2001, and inter-year changes in ordinary-course-of-business notes receivable, inventories and other receivables.

     The main drivers for the changes above were:

•	increased payments in the form of cash and cash equivalents from Shenyang Automotive’s customers;

•	commencement of sale of the “Zhonghua” sedans since August 2002. For initial sedan sales in 2002, cash deposits were received from the customers prior to the delivery of the vehicles;

•	inventory levels increased from Rmb 627.0 million at the end of 2001 to Rmb 788.4 million (US$95.2 million) at the end of 2002. This mainly resulted from the commencement of production and sale of “Zhonghua” sedans in 2002; and

•	accounts receivable, notes receivable from affiliated companies and amounts due from affiliated companies decreased to Rmb 1,472.1 million (US$177.8 million) in 2002 from Rmb 1,543.1 million in 2001. This decrease was mainly due to the decrease in sales of minibuses to affiliated companies in 2002, leading to a decrease in notes receivable from affiliated companies.

     Cash used in investing activities increased by 58.0% from Rmb 1,398.8 million for the year ended December 31, 2001 to Rmb 2,209.9 million (US$266.9 million) for the year ended December 31, 2002. This increase in cash flows used in investing activities was primarily attributable to increases in short-term bank deposits, advances to affiliated companies and other receivables arising from short-term investments, partially offset by the decrease in pledged short-term bank deposits between these two periods and the proceeds from the disposal of an investment in an associated company in 2002.

     In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd., or Zhengtong. Zhengtong’s principal activity is investment holding and Zhengtong plans to invest in automobile-related products. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at cost, or Rmb 480.0 million (US$58.0 million). Rmb 260.0 million (US$31.4 million) of this amount was received by December 31, 2002.

     Cash flow from financing activities increased from Rmb 45.8 million used in financing activities for the year ended December 31, 2001 to Rmb 365.9 million (US$44.2 million) provided by financing activities for the year ended December 31, 2002. This significant reversal in cash flow from financing activities is mainly due to the increase in net receipt from the issuance of bank notes payable. This increase in usage of bank notes for financing purposes was due to the lower prevailing interest rates in 2002.

     On May 25, 2001 arrangements were made for a private placement to professional and institutional investors of 318,000,000 ordinary shares of common stock of US$0.01 each at a price of HK$2.2 per share. Brilliance China Automotive received net proceeds of Rmb 716.2 million from this placement, which was completed in June 2001. As of December 31, 2002, Brilliance China Automotive had utilized all of the proceeds received from this placement in the construction of a new pressing facility and the new sedan production facilities and for general working capital purposes.

Debt Changes

     During 2002, Brilliance China Automotive continued to maintain credit facilities with banks, all of which are located in China, to finance its working capital needs. As of December 31, 2002, direct bank borrowings and bank notes payable amounted to Rmb 4,087.4 million (US$493.6 million), an increase of 10.3% from Rmb 3,705.5 million as of December 31, 2001. The bank loans and bank notes payable were either secured by property, plant and equipment or pledged short-term bank deposits, or unsecured, with maturity periods of less than one year. Brilliance China Automotive believes that it will continue to have access to sufficient banking facilities to meet its working capital requirements. Furthermore, Brilliance China Automotive believes it maintains adequate reserves to manage unforeseen delays in obtaining new financing, and had cash and cash equivalents of Rmb 1,289.2 million (US$155.7 million) as of December 31, 2002.

Capital Expenditures

     Capital expenditures and operating expenses are funded internally in the form of loans by Brilliance China Automotive to Shenyang Automotive, as well as loans and notes payable borrowed by Shenyang Automotive from third parties. Shenyang Automotive’s capital expenditures were Rmb 798.8 million (US$96.5 million) in 2002, an increase of Rmb 16.2 million (US$2.0 million) from 2001. Major items of expenditures included the molds, equipment and machinery for the production of the new versions of minibuses and sedans. In 2003, Shenyang Automotive is currently investing or planning to invest approximately Rmb 350.0 million (US$42.3 million) on new minibus painting facilities, Rmb 250.0 million (US$30.2 million) for new molds for the “Grace” minibus, Rmb 250.0 million (US$30.2 million) on upgrading the minibus welding and assembling workshops and Rmb 150.0 million (US$18.1 million) on upgrading the “Zhonghua” production facilities and related dies and tools. Of this total amount, Rmb 565.4 million (US$68.3 million) has already been contractually committed. The new painting facilities are expected to boost minibus capacity from the current level of 70,000 units to 120,000 units by the end of 2003.

Foreign Currency Requirements

     In 2003, Shenyang Automotive will require approximately US$138 million and Euro 147 million (US$154.4 million) to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans. This estimate is based upon Shenyang Automotive’s 2003 production plans and the level of domestic content expected for its deluxe and mid-priced minibuses and “Zhonghua” and BMW sedans in 2003. Brilliance China Automobile does not receive any foreign exchange through the sale of its products. However, under Chinese law, Brilliance China Automotive is able to obtain necessary foreign exchange upon approval from the State Administration of Foreign Exchange. Brilliance China Automotive believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2003.

Research and Development, Patents and Licenses, etc.

     During 2000, 2001 and 2002, Brilliance China Automotive and Shenyang Automotive spent Rmb 7.6 million, Rmb 26.9 million and Rmb 304.9 million (US$36.8 million), respectively, on research and development activities. These amounts were used for preparing for the commencement of the production of sedans, the development of improved versions of existing minibus models, the development of a new engine model in cooperation with a German engine manufacturer and the development of a new safety system in cooperation with an airbag manufacturer.

Trend information

     There are four general trends that Brilliance China Automotive expects will have a significant impact on its results of operations in the near future:

•	Demand in the Chinese automobile industry has been growing over the past several years at a faster rate than the growth in China’s gross domestic product and is expected to continue to increase. This trend is expected to have a favorable impact on Brilliance China Automotive’s sales volume for both minibuses and sedans, provided that unexpected events such as an economic downturn in China or political instability do not have an adverse impact on this trend;

•	As a result of China’s entry into the WTO, domestic production of automobiles (including minibuses and sedans) is expected to increase, particularly through Sino-foreign joint ventures that are being established for this purpose. This could result in increased domestic competition for Brilliance China Automotive and greater downward pressure on vehicle prices as more domestically produced components are utilized by these competitors;

•	Retail prices in the automotive market are expected to continue to fall as a result of the localization of production and sourcing of components as described immediately above, as well as due to the liberalization of sedan pricing restrictions by the Chinese government. This expected decline in vehicle prices will likely have an adverse effect on Brilliance China Automotive’s gross income and profitability; and

•	The Chinese government is expected to issue a new automotive policy in 2003. This new policy is expected to be aimed principally at stimulating automobile consumption in China and encouraging domestic production within the boundaries of the WTO rules by, for example, reducing registration tax and introducing more relaxed rules regarding automobile financing. However, this new policy is also expected to attempt to combat pollution and congestion caused by high levels of automobile ownership in crowded urban areas. Therefore, while the new policy may encourage car purchases overall, it may discourage them in urban areas through more strict environmental and traffic regulations.

Critical Accounting Policies

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

     Brilliance China Automotive’s consolidated financial statements have been prepared in accordance with US GAAP. Brilliance China Automotive’s principal accounting policies are set forth in note 3 to its consolidated financial statements. US GAAP requires that Brilliance China Automotive adopt the accounting policies and make estimates that its directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of its results of operations and financial condition. However, different policies, estimates and assumptions in critical areas could lead to materially different results.

     Brilliance China Automotive considers certain accounting policies, including those related to revenue recognition, warranties, inventories, investment in associated companies, taxation, related party transactions and impairment of long-lived assets, to be critical accounting policies due to the estimation processes involved in each.

Revenue Recognition

     Brilliance China Automotive recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     Sales represent the invoiced value of goods, net of sales tax, discounts and returns. Sales are recognized when goods are delivered to customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for allowances and rebates are made at the time of the sales of goods and are recognized as a reduction of sales.

Warranties

     Minibuses are sold with an 18-month or 30,000-kilometer first-to-occur limited warranty. Sedans are sold with a 24-month or 40,000-kilometer first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The assumptions used to estimate warranty expenses are reevaluated periodically in light of actual experience. Actual warranty expense may be different from our estimates.

Inventories

     Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provision for net realizable value from inventories is recognized when the net realizable value of an inventory item falls below its cost. The amount of any write-down of inventories are recognized as an expense in the period the write-down or loss occurs. Estimates may differ from actual results.

Impairment of long-lived assets

     Brilliance China Automotive’s long-lived assets include fixed assets, construction-in-progress and intangible assets. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections made by Brilliance China Automotive, including estimated useful lives, residual values and impairment charges.

     Statement of Financial Accounting Standard (“SFAS”) No. 142 provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. Factors Brilliance China Automotive considers important, and that could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business;

•	significant negative industry or economic trends;

•	significant drop in market share or gross profit margin in minibus and/or sedan sector(s);

•	significant decline in Brilliance China Automotive’s share price for a sustained period; and

•	Brilliance China Automotive’s market capitalization relative to net book value.

     In making the determinations of impairment charge of long-lived assets, Brilliance China Automotive utilizes certain assumptions, including, but not limited to: (i) estimated fair market value of the assets, and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in Brilliance China Automotive’s operations and estimated residual values. The estimations made by management may differ from actual results.

Investment in associated companies

     An associated company is a company in which Brilliance China Automotive and its subsidiaries have significant influence, but not control or joint control, and thereby have the ability to participate in the investees’ financial and operating policy decisions. Investments in associated companies are accounted for using the equity method. Goodwill arising on the acquisition of interests in associated companies is included in the carrying amount of the investment.

Deferred Taxation

     Deferred income tax is provided using the liability method, in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheet. Estimates may differ from actual results.

Transactions with affiliated companies

     An affiliated company is a company in which one or more of the directors or substantial shareholders of the Brilliance China Automotive have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence. The accounting treatment for transactions with these affiliated companies, including sales and revenue recognition policies, is similar to that for transactions with third parties.

Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize an asset retirement obligation in the period in which it is incurred, and the entity shall capitalize the asset retirement cost by increasing the carrying amount of the related asset by the same amount as the liability and subsequently allocate that retirement cost to expense over the asset’s useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not expect that the adoption of

SFAS No. 143 will have a material effect on Brilliance China Automotive’s financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. Management does not expect that the adoption of SFAS No. 145 will have a material effect on the Brilliance China Automotive’s financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and must be applied beginning on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. Management does not expect that the adoption of SFAS No. 146 will have a material effect on the Brilliance China Automotive’s financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro-forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro-forma effect in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ended after December 15, 2002.

     In December 2002, FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact of recognizing such liabilities, if any, on the Brilliance China Automotive’s consolidated financial position and results of operations. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002.

     In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not expect that the adoption of FIN 46 will have a material effect on the Brilliance China Automotive’s financial position or results of operations.

     In June 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. Management does not expect that the adoption of SFAS No. 149 will have a material effect on the Brilliance China Automotive’s financial position or results of operations.

     In June 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management does not expect that the adoption of SFAS No. 150 will have a material effect on the Brilliance China Automotive’s financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     On June 18, 2002, the board of directors of Brilliance China Automotive convened at the request of Brilliance China Automotive’s then largest shareholder, the Chinese Financial Education Development Foundation, to vote on changes in appointees to various offices of Brilliance China Automotive. At this meeting, the board voted to remove Mr. Yang Rong as Chairman of the Board, President and Chief Executive Officer, and appointed Mr. Wu Xiao An as Chairman of the Board, Mr. Su Qiang as President and Chief Executive Officer, Mr. Hong Xing as Vice Chairman and Mr. He Tao as Chief Financial Officer. On November 22, 2002, a special general meeting of Brilliance China Automotive was convened, whereby the shareholders voted to remove Mr. Yang Rong as a director, with effect from the close of the meeting.

     The directors and senior executive officers of Brilliance China Automotive as of December 31, 2002 are identified below.

			Date First Elected or Appointed
Name	Age	Position	Director or Officer

Directors
Wu Xiao An	41	Chairman of the Board and Executive Vice President	1993
Hong Xing	40	Vice Chairman, Executive Vice President and Company Secretary	1993
Su Qiang	37	Director, President and Chief Executive Officer	1992
He Tao	31	Director, Vice President and Chief Financial Officer	1995
Yang Mao Zeng	67	Director, Vice President and Chief Accounting Officer	1994
Independent Non-Executive Directors
Wei Sheng Hong	59	Independent Non-Executive Director	1999
Huang Anjiang	49	Independent Non-Executive Director	1999
Yi Min Li	41	Independent Non-Executive Director	2001

     Executive Directors

     Mr. WU Xiao An, aged 41, has been Chairman of the Board of Brilliance China Automotive since June 2002, and a Director and an Executive Vice President since 1993. He is responsible for the overall management and strategy of Brilliance China Automotive. He was the Vice Chairman and the Chief Financial Officer of Brilliance China Automotive from 1993 to June 2002. He is also a director of Shenyang Automotive. Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master of Business Administration degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

     Mr. HONG Xing, aged 40, has been the Vice Chairman of Brilliance China Automotive since June 2002, and a Director and an Executive Vice President since 1993. Mr. Hong also serves currently as Company Secretary. Mr. Hong is also a director of Shenyang Automotive. He received a Bachelor of Arts degree from the Beijing Foreign Languages Institute in 1984. He also received a Doctor of Jurisprudence degree from the Columbia University School of Law in New York and is a member of the

Bar of the State of New York. From 1985 to 1986, Mr. Hong worked as an attache in the Ministry of Foreign Affairs of China. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations headquarters in New York.

     Mr. SU Qiang, aged 37, has been the President and the Chief Executive Officer of Brilliance China Automotive since June 2002, and a Director since 1992. He also formerly served as an Executive Vice President of Brilliance China Automotive. He is responsible for the administrative and production management of Brilliance China Automotive. Mr. Su is also the Chairman of Shenyang Automotive. He holds a Bachelor of Arts degree from the People’s University of China, as well as a graduation certificate from the Graduate School of the People’s Bank of China, or PBOC. Mr. Su also served as General Manager of Shenyang Automotive from 1995 to 1997.

     Mr. HE Tao, aged 31, has been the Chief Financial Officer of the Company since June 2002 and a Director and a Vice President of Brilliance China Automotive since November 1998. He is responsible for the financial management of Brilliance China Automotive. He is also a Director of Shenyang Automotive, which he joined in 1995. Mr. He received a Bachelor of Arts degree from the University of Finance and Economics in Shanghai. From 1993 to 1995, he worked as the manager of the accounting department of Brilliance China Machinery Co., Ltd. in Luoyang, China.

     Mr. YANG Mao Zeng, aged 67, has been a Director, Vice President and the Chief Accounting Officer of Brilliance China Automotive since 1995. He is responsible for the administrative and financial management of Brilliance China Automotive. He graduated from the Soochow University and previously served as the General Manager of the Bank of China, Grand Cayman Branch, in 1993.

Independent Non-Executive Directors

     Mr. WEI Sheng Hong, aged 59, is currently an Executive Vice President of the China Minsheng Banking Corporation. In 1983, Mr. Wei held the position of the Vice President of the PBOC of the Xinjiang Autonomous Region and the Director of the Foreign Exchange Control Bureau of Xinjiang District. He later became the President of the PBOC of Xinjiang Autonomous Region. In 1989, he became the Head of the Education Department and later the Head of the Regulation and Rule Department of the head office of the PBOC.

     Mr. HUANG Anjiang, aged 49, is a senior public notary and a lawyer in China. He was a Director and Deputy General Manager of China Legal Services (Hong Kong) Ltd. Mr. Huang was the Deputy Director of the Beijing Public Notary Office and the Public Notary Division of Justice Bureau in Beijing. Mr. Huang was also the general secretary of the Beijing Public Notary Association as well as the head of the State Public Notary Office in China. He is currently a council member of the China Public Notary Association, a member of China Society of Law and a council member of China Society of Economic Law (Beijing branch).

     Mr. YI Min Li, aged 41, was appointed independent non-executive director of Brilliance China Automotive in February 2001. Mr. Yi is a Professor in the School of International Business, Southwest University of Finance and Economics, Chengdu, Sichuan, China.

     The board of directors of Brilliance China Automotive currently consists of eight members, one-third of whom are required to retire from office at each annual general meeting in accordance with the terms of its bye-laws. Those directors that retire from office, however, may be immediately re-elected as directors by the shareholders.

     There is no family relationship between any director or executive officer of Brilliance China Automotive and any other director or executive officer.

Compensation

     The aggregate amount of compensation, consisting of salary, allowances and benefits in kind, paid by Brilliance China Automotive to its directors and executive officers during 2002 was approximately Rmb 30.2 million (US$3.6 million).

Board Practices

Service Agreements

     Brilliance China Automotive has entered into service agreements dated August 21, 2000 with each of its executive directors. Except for the agreement with Mr. Yang Mao Zeng, all of these agreements have terms of five years beginning October 1, 2000. None of the service agreements provide for any benefits or compensation upon termination of employment, other than statutory compensation.

Audit Committee

     Brilliance China Automotive has established an audit committee whose primary duties consist of reviewing and supervising the financial reporting process of Brilliance China Automotive. The audit committee currently consists of three independent non-executive directors.

Meetings

     Meetings of the audit committee shall be held at least once per year, and Brilliance China Automotive’s external auditors may request a meeting if they consider that one is necessary. A quorum for a meeting of the audit committee shall be two members. Brilliance China Automotive’s secretary shall serve as secretary of the audit committee and shall circulate to all members of the board the minutes from any audit committee meeting. Brilliance China Automotive’s Chief Financial Officer and a representative of its external auditors shall normally attend audit committee meetings as well. Other board members also have the right to attend audit committee meetings. The audit committee shall meet with our external auditors at least once per year.

Authority and Duties

     The audit committee is authorized by the board to investigate any activity within its scope of duty. It is authorized to seek any information it requires from any employee and all employees are directed to cooperate with any request made by the audit committee. The audit committee is authorized by the board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

     The duties of the audit committee are to:

•	consider the appointment of the external auditor, the audit fee and any questions of resignation or dismissal by or of the external auditor;

•	discuss with the external auditor, before the audit commences, the nature and scope of the audit, and ensure coordination where more than one audit firm is involved;

•	review the half-year and annual financial statements before submission to the board, focusing particularly on:

-	any changes in accounting policies or practices;

-	major judgment areas;

-	significant adjustments resulting from the audit;

-	the going concern assumption;

-	compliance with accounting standards; and

-	compliance with stock exchange and legal requirements;

•	discuss problems and reservations arising from the interim and final audits, and any matters the auditors may wish to discuss (in the absence of management where necessary);

•	review the external auditors’ management letter and management’s response;

•	review the statement on internal control systems prior to endorsement by the board;

•	consider the major findings of internal investigations and management’s response; and

•	consider other topics as defined by the board.

     The audit committee met in April 2002, September 2002 and April 2003.

Employees

     As of December 31, 2002, Brilliance China Automotive had 9 employees located in Hong Kong, compared with 12 as of December 31, 2001 and 5 as of December 31, 2000. These employees are primarily responsible for overseeing the financial management and operations of Shenyang Automotive and the other subsidiaries of Brilliance China Automotive, and for developing strategic business plans, preparing financial statements and coordinating investor relations.

     As of December 31, 2002, Shenyang Automotive had a total of 6,639 employees (including part-time employees), compared with 6,906 as of December 31, 2001 and 7,178 as of December 31, 2000. The following chart sets forth the number of Shenyang Automotives employees by functional area as of December 31, 2002:

Functional Area	Number of Employees

Administrative personnel	1,009
Technical personnel	900
Production workers	4,730

Total	6,639

     Substantially all of Shenyang Automotive’s employees are based in Shenyang, Liaoning Province, China.

     In the past ten years, neither Shenyang Automotive nor its predecessor company has experienced any strikes or other labor disputes that materially affected Shenyang Automotive’s business activities. Brilliance China Automotive considers its labor relations to be good. In addition, Shenyang Automotive and the other subsidiaries and associated companies of Brilliance China Automotive consider their labor relations to be good.

Share Ownership

     The following chart sets forth the share ownership of all directors and executive officers that own any shares in Brilliance China Automotive as of December 31, 2002.

			Percentages of Capital
Title of Class	Identity of Person or Group	No. of Shares Owned	Stock Beneficially Owned(1)

Ordinary shares	He Tao	35,045,000	0.96%
Ordinary shares	Su Qiang	34,500,000	0.94%
Ordinary shares	Wu Xiao An	30,000,000	0.82%
Ordinary shares	Hong Xing	26,640,000	0.73%
Ordinary shares	Yang Mao Zeng	2,800,000	0.08%

(1)	Percentage ownership is based on 3,666,052,900 shares outstanding as of December 31, 2002.

     Upon the listing of Brilliance China Automotive’s shares on The Stock Exchange of Hong Kong Limited in September 1999, Brilliance China Automotive adopted an employee share option scheme. Under the scheme, the board of directors of Brilliance China Automotive has the right to grant options to employees of Brilliance China Automotive and its subsidiaries to subscribe for Brilliance China Automotive’s shares at a price which shall be higher of: (1) a price being not less than 80% of the average closing price of the shares on the relevant securities exchange for the five trading days immediately preceding the relevant date in respect of such options; or (2) the nominal value of the shares. If an employee decides to accept the offer of an option he or she must pay HK$1.00 when the option is granted. The maximum number of shares in respect of which options may be granted (including shares in respect of which options, whether exercised or still outstanding, have already been granted) under the scheme is that number which represents 10% of the issued ordinary share capital of Brilliance China Automotive, excluding shares issued on exercise of options previously granted. The period during which an option may be exercised will be determined by the directors, except that no option may be exercised more than ten years from the date of grant of the option.

     On January 13, 2000, stock options were granted to certain directors and employees entitling them to subscribe for a total of 304,360,000 shares of common stock at HK$1.059 per share (after taking into account the effect of the nineteen for one stock split on April 14, 2000). All the above share options vested immediately upon the date of grant and are exercisable within a period of 10 years. The compensation expense associated with these grants was approximately Rmb 88.3 million and was charged to income during the year ended December 31, 2000. All of these stock options were exercised by the respective directors and employees in 2000.

     On June 2, 2001, share options were granted to certain directors and employees of Brilliance China Automotive, entitling them to subscribe for a total of 31,800,000 shares of Brilliance China Automotive’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately Rmb 15.5 million and was charged to income during the year ended December 31, 2001. Up to December 31, 2002, none of the above share options was exercised. No options was granted under Brilliance China Automotive’s stock option plan in 2002.

New Share Option Scheme

     On June 28, 2002, Brilliance China Automotive adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of Stock Exchange of Hong Kong that became effective on September 1, 2001. The New Scheme became effective on July 15,

2002 and the original share option scheme of Brilliance China Automotive was terminated. Any new share options granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted prior to that date will not be affected. Pursuant to the New Scheme, Brilliance China Automotive’s Board of Directors may grant options to the participants (including Brilliance China Automotive’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for Brilliance China Automotive’s common stock at a price that shall not be lower than the higher of:

(a)	the closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of grant, which must be a trading date;

(b)	the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of grant; or

(c)	the nominal value of the common stock.

     The New Scheme allows Brilliance China Automotive to grant options to a wider category of participants. Under the New Scheme, the board would also have the discretion to set a minimum period for which an option must be held before the exercise of the subscription rights attached to that option, as well as any performance targets it considers appropriate before an option can be exercised. The purpose of the New Scheme is to provide incentives or rewards to participants under the scheme for their contribution to Brilliance China Automotive and its subsidiaries and to enable Brilliance China Automotive and its subsidiaries to recruit and retain skilled employees.

As of June 1, 2003, no share option had been granted under the New Scheme.

Call Option Agreements

     On December 18, 2002, Huachen entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder, providing for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 shares of common stock, representing approximately 39.45% of the issued share capital of Brilliance China Automotive (the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive). Completion of the principal agreement took place upon signing. In connection with the signing of the principal agreement and after completion of the sale and purchase of the common stock pursuant thereto, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao entered into a call option agreement with Huachen. Pursuant to the terms of the call option agreements, Huachen granted to each of these Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the issued share capital of Brilliance China Automotive, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing August 6, 2003.

     Under the terms of these call option agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If these Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information regarding ownership of Brilliance China Automotive’s capital stock as of June 18, 2003 by all persons who are known to Brilliance China Automotive to own beneficially more than 5% of Brilliance China Automotive’s shares or ADSs. The voting rights of Brilliance China Automotive’s major shareholders are identical to those of its other shareholders.

		Number of	Percent of
Title of Class	Identity of Person or Group	Shares Owned	Capital Stock

Ordinary Shares	Huachen Automotive Group Holdings Company Limited (1)	1,446,121,500	39.45%
Ordinary Shares	J.P. Morgan Chase & Co. (2)	463,967,178	12.66%

(1)	Huachen Automotive Group Holdings Company Limited is a wholly owned subsidiary of the Liaoning Provincial Government.

(2)	Includes ordinary shares beneficially owned through the following controlled subsidiaries: J.P. Morgan Fleming Asset Management (Asia) Inc.; J.P. Morgan Fleming Asset Management Holdings Inc.; JF Asset Management Limited; JPMorgan Chase Bank; JF International Management Inc.; J.P. Morgan International Finance Limited; J.P. Morgan International Inc.; J.P. Morgan Whitefriars Inc.; and J.P. Morgan Overseas Capital Corporation.

     On December 19, 2001, Zhuhai Brilliance, a Chinese company under the control of the Chinese Financial Education Development Foundation, sold 300,000,000 shares in Brilliance China Automotive to Shenzhen Zheng Guo Investment Co., Ltd., at the market price of HK$1.60 per share, or an aggregate price of HK$480.0 million. These shares were subsequently sold to the public market in 2003.

     On December 18, 2002, Huachen, a 100% subsidiary of the Liaoning Provincial Government, entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder of Brilliance China Automotive, for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 shares of common stock, representing approximately 39.45% of the issued share capital of Brilliance China Automotive (the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive). Completion of the principal agreement took place upon signing. Accordingly, as the ultimate beneficial owner through Huachen, the Liaoning Provincial Government is entitled to cast 39.45% of the votes on all matters to be voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the applicable laws and regulations), and will therefore exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive. However, see “Item 8 – Financial Information – Legal Proceedings” for a description of the pending litigation relating to this purchase.

Related Party Transactions

     JinBei holds a 49% equity interest in Shenyang Automotive. Shenyang Automotive began operating as a separate legal entity from JinBei in January 1992. Shenyang Automotive and JinBei are parties to a trademark license agreement under which JinBei has granted to Shenyang Automotive the license to use indefinitely the “JinBei” trademark on its products and marketing materials.

     In 2001, Brilliance China Automotive purchased Rmb 1,425.0 million of its component parts from various affiliated companies. This figure represented a decrease of 6.8% from 2000. In 2002, this amount increased to Rmb 2,215.6 million (US$267.6 million), representing an increase of 55.5% over 2001. Brilliance China Automotive believes that its purchases of such parts have been on terms as favorable to Brilliance China Automotive as it could have obtained from unrelated third parties on an arm’s-length basis.

     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited at a consideration of approximately Rmb 278.0 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and a 90% equity interest in the registered capital of Xingchen Automotive Seats. Dongxing Automotive is a foreign invested enterprise established in China whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint established in China in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xinchen Automotive Seats ceased its operations in the second half of 2002.

     In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd., or Zhengtong. Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to Rmb 480.0 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding and Zhengtong plans to invest in automobile-related products. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at cost, or Rmb 480.0 million.

     Significant transactions between Brilliance China Automotive or its subsidiaries and affiliated companies in the ordinary course of business during 2000, 2001 and 2002 are set forth below:

	2002	2001	2000

		(Rmb '000)
Sales to JinBei and its affiliated companies	56,438	14,923	3,527
Purchases from JinBei and its affiliated companies	712,061	317,046	25,319
Sales to Shanghai Shenhua and its affiliated companies	1,664,156	907,232	4,821,322
Purchases from Shanghai Shenhua and its affiliated companies	375,402	164,323	153,933
Sales to Shanghai Yuantong	710,100	2,622,002	83,509
Advertising expenses reimbursed by Shanghai Yuantong	–	64,070	–
Sales to other affiliated companies of Brilliance Holdings Limited	150,390	59,816	644,167
Purchases from other affiliated companies of Brilliance Holdings Limited	99,514	274,379	406,020
Purchases from associated companies	1,014,057	635,373	715,610
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	14,580	33,524	33,237
Sales to associated companies	102,024	61,683	98,546
Research and development expenses to third parties under contracts assumed from an affiliated company of Brilliance Holdings Limited at original costs	116,000	–	–
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost	18,305	–	–
Sales to a joint venture partner of Shenyang Aerospace	–	–	1,710
Sales to affiliated companies of the joint venture partner of Mianyang Xinchen	–	–	15,136
Purchase of an intangible asset from an affiliated company of Brilliance Holdings Limited	–	–	681,100
Acquisition of Key Choices from Brilliance Holdings Limited	–	278,213	–
Acquisition of Xinguang Brilliance from Brilliance Holdings Limited	–	–	388,000
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	–	5,558	–
Sales of fixed assets to an associated company	–	18,425	–

	2002	2001	2000

		(Rmb '000)
Purchase of fixed and other assets from other affiliated companies of Brilliance Holdings Limited	–	41,984	24,498
Purchases of molds from an affiliated company of Shanghai Shenhua	–	35,750	–
Management expenses reimbursed to and consulting fees paid to Brilliance Holdings Limited	5,182	12,405	5,796
Interest income from Brilliance Holdings Limited and affiliated companies	–	23,709	56,964
Interest income from associated companies	–	–	2,386
Interest income from Shanghai Yuantong	–	15,930	–

     The above transactions were carried out after negotiations between Brilliance China Automotive and its subsidiaries and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors of Brilliance China Automotive.

     During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use certain components-related technology in the manufacturing of the “Zhonghua” sedan.

     In 2000, Xing Yuan Dong made loans to Shenyang Xinguang of Rmb 267.3 million, which accrued interest at an annual rate of 5.5%. On August 3, 2000, all of these loans were repaid by Shenyang Xinguang. In 2001 and 2002, no similar loans were made by Xing Yuan Dong.

     The operating subsidiaries of Brilliance China Automotive have provided the following outstanding guarantees to affiliated companies:

•	corporate guarantees of approximately Rmb 740 million (US$89.4 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua; and

•	a joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately Rmb 374.0 million (US$45.2 million) drawn by Shenyang Aerospace that expires in 2008.

     Set forth below is information on amounts due from affiliated companies to Brilliance China Automotive and its subsidiaries arising from trading activities as of December 31, 2000, 2001 and 2002:

	2002	2001	2000

		(Rmb '000)
Notes receivable from affiliated companies
Notes receivable from affiliated companies of JinBei	6,613	–	–
Notes receivable from Shanghai Shenhua	156,240	536,859	345,196
Notes receivable from Shanghai Yuantong	3,325	144,935	75,806
Notes receivable from other affiliated companies of Brilliance Holdings Limited	20,807	3,075	16,427
Notes receivable from an associated company	26,000	2,000	–
Notes receivable from an affiliated company of the joint venture partner of Ningbo Yuming	–	–	12,250

Total(1)	212,985	686,869	449,679
Amounts due from affiliated companies
Due from affiliated companies of Brilliance Holdings Limited(3)	41,675	61,125	88,123
Due from Shanghai Shenhua and its affiliated companies	63,608	31,874	15,828
Due from Shanghai Yuantong(2)	655,835	439,411	7,761
Due from affiliated companies of the joint venture partner of Ningbo Yuming	280	18,281	280
Due from affiliated companies of JinBei	11,015	35,071	–

	2002	2001	2000

		(Rmb '000)
Due from an associated company	11,376	11,175	–
Due from affiliated companies of the joint venture partner of Shenyang Xinguang	–	–	2,001
Provision for doubtful receivables	(9,723)	–	(12,230)

Total	774,066	596,937	101,763

(1)	The notes receivable from affiliated companies are guaranteed by banks in China and have maturities between one to six months. The fair value of the notes receivable approximates their carrying value.

(2)	The amount due from Shanghai Yuantong during the year ended December 31, 2001 bears interest at an annual rate of 5.4%. The amount as of December 31, 2002 was non-interest bearing.

(3)	As of December 31, 2001, included in the amounts due from affiliated companies of Brilliance Holdings Limited is approximately Rmb 56.0 million guaranteed by a shareholder of an affiliated company. The amount was fully settled in 2002.

     As of December 31, 2002 and December 31, 2001, Brilliance China Automotive had advanced approximately Rmb 2,917.3 million (US$352.3 million) and Rmb 1,869.9 million, respectively, to its subsidiaries, of which approximately Rmb 699.3 million (US$84.5 million) and Rmb 1,200.1 million, respectively, bears interest at 5.0% to 5.1% and 5.5% to 9.0%, respectively, per annum.

     Set forth below is information on advances from Brilliance China Automotive and its subsidiaries to affiliated companies as of December 31, 2000, 2001 and 2002:

	2002	2001	2000

		(Rmb '000)
Advances to affiliated companies
Advances to JinBei and its affiliated companies	6,613	2,163	1,100
Advances to Brilliance Holdings Limited and its affiliated companies:
(i) Current
Interest bearing(1)	–	40,000	200,068
Non-interest bearing(3)	907,191	256,223	407,639
(ii) Long-term(2)
Interest bearing(1)	–	39,111	–
Non-interest bearing	–	5,693	–
Advances to Zhuhai Brilliance (non-interest bearing) (4)	360,000	–	–
Advances to other affiliated companies (non-interest bearing) (5)	30,892	–	–

Total	1,304,696	343,190	608,807

(1)	Interest bearing at annual rates of 5.5% in 2001 and 5.5% to 7.2% in 2000.

(2)	The long-term portion of advances to an affiliated company of Brilliance Holdings Limited as of December 31, 2001 were wholly repaid in 2002.

(3)	Approximately Rmb 810.0 million of the advances to Brilliance Holdings Limited and its affiliated companies were settled subsequent to year end.

(4)	The balance of Rmb 360.0 million was settled subsequent to year end.

(5)	Rmb 30.0 million of the advances to other affiliated companies was settled subsequent to year end.

     Set forth below is information on advances from affiliated companies to Brilliance China Automotive and its subsidiaries as of December 31, 2000, 2001 and 2002. The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

	2002	2001	2000

		(Rmb '000)
Advances from affiliated companies
Advances from a joint venture partner of Shenyang Aerospace	139,529	–	–
Advances from affiliated companies of Brilliance Holdings Limited	13,951	54,276	52,311
Advances from an associated company	1,264	–	–
Advances from an affiliated company of Shanghai Shenhua	1,586	–	–
Advances from affiliated companies of JinBei	2,092	–	–

	2002	2001	2000

		(Rmb '000)
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	3,998	–	–

Total	162,420	54,276	52,311

     The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

     Amounts due to affiliated companies arising from trading activities consisted of the following:

	2002	2001	2000

		(Rmb '000)
Due to JinBei and its affiliated companies	196,186	107,095	14,468
Due to other affiliated companies of Brilliance Holdings Limited	21,839	32,340	102,107
Due to Shanghai Shenhua and its affiliated companies	101,029	173,636	71,118
Due to affiliated companies of the joint venture partner of Ningbo Yuming	10,225	6,287	3,584
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	1,567	3,132	–
Due to associated companies	398,523	169,589	238,329

	729,369	492,079	429,606

     The amounts due to affiliated companies are unsecured and non-interest bearing.

     As of December 31, 2002 and 2001, included in prepayments and other current assets were approximately Rmb 263.0 million (US$31.8 million) and Rmb 168.0 million of prepayment for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited. Subsequent to December 31, 2002, an amount of Rmb 98.0 million (US$11.8 million) was refunded by this affiliated company.

     As of December 31, 2002, included in other receivables was Rmb 220.0 million (US$26.6 million) of outstanding proceeds from the disposal of an associated company to an affiliated company. Approximately Rmb183.0 million (US$22.1 million) was received in March 2003.

ITEM 8. FINANCIAL INFORMATION

Legal Proceedings

Broadsino Litigation

     On January 21, 2003, a writ dated January 21, 2003, brought by Broadsino, as plaintiff, was filed with the Supreme Court of Bermuda and an ex parte court order dated January 22, 2003 granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of Brilliance China Automotive in Bermuda. The writ alleged that the interest of the Chinese Financial Education Development Foundation, a former significant shareholder, in 1,446,121,500 shares of Brilliance China Automotive, representing a 39.45% ownership interest, was held in trust for Broadsino and was improperly transferred to Huachen. The Court Order restrained Brilliance China Automotive from among other things: (a) registering the transfer of these shares by the Chinese Financial Education Development Foundation to Huachen and/or Huachen to certain directors of Brilliance China Automotive; or (b) if such transfer has already been registered, registering any further dealings in such shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against Brilliance China Automotive, the Chinese Financial Education Development Foundation, Huachen and certain directors of Brilliance China Automotive. Broadsino claims that Brilliance China Automotive was aware of the trust arrangement and further alleges that Brilliance China Automotive knowingly participated in a breach of that trust arrangement by allowing the transfer of such shares from the Chinese Financial Education Development Foundation to Huachen. Broadsino seeks recovery of these shares and, in the alternative, damages.

     Upon application by Brilliance China Automotive, the Court Order was discharged by a judgment of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, Brilliance China Automotive took out a summons at the Supreme Court of Bermuda to have this writ and statement of claim struck out. The strike-out proceedings are scheduled to be heard by the Supreme Court of Bermuda on or about July 22 and 23, 2003. The directors do not believe that this litigation has had or will have any significant impact on the financial position of Brilliance China Automotive.

Dividends

     All dividends to holders of ADSs are declared and paid in U.S. dollars. Interim dividends may be paid at the discretion of Brilliance China Automotive’s board of directors based on its evaluation of the financial condition of Brilliance China Automotive, while final dividends are subject to the approval of the shareholders in a general meeting. Historically, Brilliance China Automotive has paid a quarterly dividend at the rate of US$0.02 per share in each quarter, commencing in the first quarter of 1993. Brilliance China Automotive began to pay dividends on a semi-annual basis at the rate of US$0.04 per share in the second half of 1996. The amount of these dividend payments have been adjusted on a pro rata basis to reflect Brilliance China Automotive’s 1999 and 2000 bonus share issuances as well as the increase in earnings per share. The dividend per share and dividend per ADS amounts paid for 2002 were US$0.00116 per share and US$0.12 per ADS.

     Under Section 54 of the Companies Act 1981 of Bermuda (as amended), a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that

•	Brilliance China Automotive is, or would after payment be, unable to pay its liabilities as they become due; or

•	the realizable value of Brilliance China Automotive’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. As a Bermuda company, Brilliance China Automotive must abide by these criteria in formulating its dividend policy.

     Applicable Chinese laws and regulations require that before a foreign-invested enterprise distributes profits to investors it must:

•	satisfy all tax liabilities
•	provide for losses in previous years;
•	in the case of a Sino-foreign equity joint venture, also make appropriation, in proportions determined at the sole discretion of the board of directors of the joint venture, to a general reserve fund, an enterprise expansion fund and a staff welfare and employee bonus fund. During the year ended December 31, 2002, Shenyang Automotive and Ningbo Yuming were not required to and therefore did not make any additional contributions into these funds. Distributions of profits to investors are required to be in proportion to each party’s shareholdings in the joint venture; and

•	in the case of a wholly foreign owned enterprise, appropriate 10% of profit after providing for taxes and losses in previous years to a general reserve fund until the balance of the fund reaches 50% of its share capital. Any further appropriation thereafter is optional. The appropriation to an enterprise expansion fund and a staff welfare fund is at the sole discretion of the board of directors of the wholly foreign owned enterprise. During the year ended December 31, 2002, Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian made an additional Rmb 60.8 million (US$7.3 million) to the general contribution to the enterprise expansion fund and staff welfare fund.

Significant Changes

     There have been the following significant changes since December 31, 2002, the date of the annual financial statements in this annual report:

(a)	the formation of the joint venture with BMW, the guarantee to be provided by Brilliance China Automotive to BMW Holding BV relating to the performance by SJAI of its obligations under the relevant joint venture contract and Brilliance China Automotive’s subsequent increase in its equity interest in SJAI;

(b)	the increase in registered capital of Shenyang Automotive and corresponding injection of US$139.23 million and US$133.77 million by Brilliance China Automotive and JinBei, respectively, into Shenyang Automotive; and

(c)	the guarantee by Xing Yuan Dong of a bank loan to JinBei of up to the amount of Rmb 370 million with the provision of an indemnity by JinBei to Xing Yuan Dong of its liabilities under the guarantee.

     See note 30 to Brilliance China Automotive’s consolidated financial statements for more information regarding these significant changes.

ITEM 9. THE OFFER AND LISTING

     Brilliance China Automotive’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited under the stock code “1114”, and Brilliance China Automotive’s ADSs are listed on the New York Stock Exchange Inc. under the symbol “CBA”. The following table sets forth for the periods indicated the reported high and low sales prices for the ordinary shares and the ADSs on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc., respectively:

							The Stock Exchange of Hong Kong
		New York Stock Exchange Inc.					Limited
				(US$)			(HK$)

		Ordinary Shares			ADSs		Ordinary Shares

Calendar Period		High	Low		High	Low	High	Low

					Starting from		Starting from October 22, 1999
					April 17, 2000

1998:	1st quarter	8 1/8	5 1/8		N/A	N/A	N/A	N/A
	2nd quarter	11	7 5/16		N/A	N/A	N/A	N/A
	3rd quarter	10 3/4	5 1/8		N/A	N/A	N/A	N/A
	4th quarter	8 15/16	5 11/16		N/A	N/A	N/A	N/A
1999:	1st quarter	8 7/8	6 3/16		N/A	N/A	N/A	N/A
	2nd quarter	11 1/8	7 3/4		N/A	N/A	N/A	N/A
	3rd quarter	26 7/8	10 9/16		N/A	N/A	N/A	N/A
	4th quarter	25 15/16	3 1/16		N/A	N/A	32.40	26.40
2000:	1st quarter	3 5/16	2 5/16		N/A	N/A	27.20	21.20
	2nd quarter
	(through April 14, 2000 with respect to NYSE-traded ordinary shares)	4 3/16	2 7/8		19 15/16	13 11/16	28.20	1.13
	3rd quarter	N/A	N/A		37 5/8	17 1/4	2.93	1.35
	4th quarter	N/A	N/A		34 3/4	25 5/8	2.70	2.05
2001:	1st quarter	N/A	N/A		31.30	23.50	2.70	1.80
	2nd quarter	N/A	N/A		33.85	23.29	2.65	1.81
	3rd quarter	N/A	N/A		24.11	11.66	1.87	0.84
	4th quarter	N/A	N/A		22.70	14.80	1.73	1.14
2002:	1st quarter	N/A	N/A		21.32	16.20	1.65	1.27
	2nd quarter	N/A	N/A		18.50	12.34	1.49	0.98
	3rd quarter	N/A	N/A		15.15	12.10	1.22	1.01
	4th quarter	N/A	N/A		19.00	10.65	1.49	0.80
2003:	January	N/A	N/A		24.32	18.11	1.95	1.42
	February	N/A	N/A		25.49	20.35	2.03	1.57
	March	N/A	N/A		25.10	21.84	1.94	1.72
	April	N/A	N/A		25.65	20.48	2.03	1.56
	May	N/A	N/A		25.00	22.80	1.99	1.77
	June (through June 23)	N/A	N/A		29.29	23.25	2.28	1.79

Notes:

(1)	On April 14, 2000, Brilliance China Automotive issued bonus shares to all of its shareholders in the amount of nineteen bonus shares for each share held. This bonus issuance resulted in a significant decrease in the share prices after this date as shown in the table above.

(2)	On April 14, 2000, all ordinary shares of Brilliance China Automotive traded through the New York Stock Exchange Inc. were converted into American depositary shares at the ratio of 100 ordinary shares per ADS (after taking into account the simultaneous bonus share issuance described in note 1 above).

     To the best of Brilliance China Automotive’s knowledge, as of May 31, 2003, Brilliance China Automotive had 1,630,440 ADSs outstanding, of which 1,629,775 ADSs were held by 83 registered holders of record in the United States (including 1,563,517 ADSs held by 3 nominee holders). One ADS is equivalent to 100 ordinary shares.

     Trading in Brilliance China Automotive’s shares on The Stock Exchange of Hong Kong Limited was suspended for one day on May 25, 2001 in connection with its placement to institutional investors outside of the United States of 318,000,000 new ordinary shares on that day. Trading of Brilliance China Automotive’s ADSs was also suspended on the New York Stock Exchange during the same day.

     Trading in Brilliance China Automotive’s shares in Hong Kong and New York was suspended on June 21, 2002 to allow Brilliance China Automotive to confirm and clarify the reports of its change in management on June 18, 2002.

     Trading in Brilliance China Automotive’s shares in Hong Kong and New York was suspended on October 23, 2002 to allow Brilliance China Automotive to clarify issues alleged by a former director regarding Brilliance China Automotive.

     Trading in Brilliance China Automotive’s shares in Hong Kong and New York was suspended from November 11 to November 13, 2002 to allow Brilliance China Automotive to clarify certain matters relating to a potential sale of shares of Brilliance China Automotive held by the Chinese Financial Education Development Foundation.

     Trading in Brilliance China Automotive’s shares in Hong Kong and New York was also suspended on January 24, 2003 to allow Brilliance China Automotive to clarify the impact of the court order obtained by Broadsino Finance Company Limited against Brilliance China Automotive, the Management Directors, the Chinese Financial Education Development Foundation and Huachen Automotive Group Holdings Company Limited restraining the registration of any sale or transfer of shares of Brilliance China Automotive.

ITEM 10. ADDITIONAL INFORMATION

Memorandum of Association and Bye-laws

     Described below is a summary of certain provisions of Brilliance China Automotive’s memorandum of association and bye-laws, as currently in effect.

General

     Brilliance China Automotive was incorporated in Bermuda under the Companies Act as an exempted company with limited liability on June 9, 1992. Its headquarters are located at Suites 2303-2306, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong and it is registered with the Registrar of Companies in Hong Kong as an overseas company under Part XI of the Companies Ordinance.

     Brilliance China Automotive’s memorandum of association also sets out its objects, including acting as a holding and investment company, and its powers, including the powers set out in the First Schedule of the Companies Act. As an exempted company, Brilliance China Automotive will be carrying on business outside Bermuda, although it maintains a registered office in Bermuda. Brilliance China Automotive’s bye-laws were conditionally adopted on September 18, 1999.

Directors

•	Disclosure of interests in contracts with Brilliance China Automotive or its subsidiaries

A director may not vote or be counted in the quorum on any resolution of the board of directors concerning his own appointment as the holder of any office or place of profit with Brilliance China Automotive or any other company in which Brilliance China Automotive is interested.

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with Brilliance China Automotive must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested.

Save as otherwise provided by the bye-laws, a director may not vote (nor be counted in the quorum) on any resolution of the board of directors in respect of any contract, proposal or arrangement in which he is to his knowledge materially interested, and if he does so his vote may not be counted, but this prohibition will not apply to any of the following matters:

- any contract or arrangement for the giving by Brilliance China Automotive of any security or indemnity to the director in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of Brilliance China Automotive and any of its subsidiaries;

- any contract or arrangement for the giving by Brilliance China Automotive of any security to a third party in respect of a debt or obligation of Brilliance China Automotive, or any of its subsidiaries, for which the director has himself assumed responsibility or guaranteed or secured in whole or in part whether solely or jointly;

- any contract or arrangement concerning an offer of the shares, debentures or other securities of or by Brilliance China Automotive or any other company which Brilliance China Automotive may promote or be interested in for subscription or purchase where the director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

- any contract or arrangement in which the director is interested in the same manner as other holders of shares or debentures or securities of Brilliance China Automotive by virtue only of his interest in shares or debentures or other securities of Brilliance China Automotive;

- any contract or arrangement concerning any other company in which the director is interested directly or indirectly whether as an officer or a member or in which the director is beneficially interested other than a company in which the director together with any of his associates owns 5% or more of the issued shares or voting rights of any class of shares of such company (or of any third company through which his interest is derived) or of the voting rights;

- any proposal or arrangement for the benefit of employees of Brilliance China Automotive or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors and employees of Brilliance China Automotive or any of its subsidiaries and does not give the director any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

- any proposal or arrangement concerning the adoption, modification or operation of any employee’s share scheme involving the issue or grant of options over shares or other securities by Brilliance China Automotive to, or for the benefit of, the employees of Brilliance China Automotive or its subsidiaries under which the director may benefit.

•	Remuneration

The directors are entitled to receive remuneration for their services a sum determined by Brilliance China Automotive in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the directors in such proportions and in such manner as the board of directors may agree, or failing agreement, equally, except that in such event any director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during the period for which he has held office.

•	Borrowing powers

Subject to the provisions of the Companies Act, the board of directors may exercise all the powers of Brilliance China Automotive to raise or borrow or to secure the payment of any sum or sums of money for the purposes of Brilliance China Automotive and to mortgage or charge its undertaking, property and uncalled capital or any part thereof. The board of directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and in particular by the issue of debentures, debenture stock, bonds or other securities of Brilliance China Automotive, whether outright or as collateral security for any debt, liability or obligation of Brilliance China Automotive or of any third party.

Alterations to constitutional documents

     The memorandum of association of Brilliance China Automotive may, with the consent of the Minister of Finance of Bermuda, be altered by Brilliance China Automotive in general meeting. The bye-laws may be amended by the directors subject to the approval of Brilliance China Automotive in general meeting. The bye-laws state that a special resolution is required to alter the memorandum of association on to approve any amendment of the bye-laws.

Variation of rights of existing shares or classes of shares

     If at any time the capital is divided into different classes of shares, all or any of the special rights (unless otherwise provided for by the terms of issue of that class) attached to any class may, subject to the provisions of the Companies Act, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every separate general meeting the provisions of the bye-laws relating to general meetings will apply, but so that the necessary quorum is not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of the class present in person or by proxy or by a duly authorized corporate representative may demand a poll.

Special resolutions — majority required

     A special resolution of Brilliance China Automotive must be passed by a majority of not less than three-fourths of the votes cast of such members as, being entitled so to do, vote in person, or by a duly authorized corporate representative, or where proxies are allowed, by proxy at a general meeting of which not less than 21 days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given. However, if it is so agreed by a majority in number of the members having a right to attend and vote at such meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 days’ notice has been given.

Voting rights and right to demand a poll

     Subject to any special rights, privileges or restrictions as to voting attached to any class or classes of shares, at any general meeting on a show of hands every member who is present in person or by a duly authorized corporate representative shall have one vote and on a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid (but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share). On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes in the same way.

     At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

•	by the chairman of the meeting;

•	by at least three members present in person, or by a duly authorized corporate representative, or by proxy for the time being entitled to vote at the meeting;

•	by any member or members present in person, or by a duly authorized corporate representative and representing, or by proxy not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

•	by a member or members present in person, or by a duly authorized corporate representative, or by proxy and holding shares in Brilliance China Automotive conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Requirements for annual general meetings

     An annual general meeting must be held once in every year and within not more than fifteen months after the last preceding annual general meeting.

Notices of annual general meetings

     An annual general meeting and any special general meeting at which it is proposed to pass a special resolution must be called by at least 21 days’ notice in writing and any other special general meeting shall be called by at least 14 days’ notice in writing (in each case exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given). The notice shall specify the place, the day and the hour of meeting and, in the case of special business, the general nature of that business.

Quorum for meetings and separate class meetings

     For all purposes the quorum for a general meeting shall be two members present in person or by a duly authorized corporate representative or by proxy and entitled to vote. In respect of a separate class meeting convened to sanction the modification of class rights, the necessary quorum shall not be less than two persons holding or representing by proxy or by a duly authorized corporate representative one-third in nominal value of the issued shares of that class and that any holder of shares of the class present in person by proxy or by a duly authorized corporate representative may demand a poll.

Dividends

     Brilliance China Automotive in general meeting may declare dividends in any currency but no dividends may exceed the amount recommended by the board of directors.

     Unless and to the extent that the rights attached to any shares or its terms of issue otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. No amount paid upon a share in advance of calls will for this purpose be treated as paid up on the shares. The board of directors may retain any dividends or other moneys payable on or in respect of a share upon which Brilliance China Automotive has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The board of directors may deduct from any dividend or bonus payable to any member all sums of money, if any, presently payable by him to Brilliance China Automotive on account of calls, installments or otherwise.

     Whenever the board of directors or Brilliance China Automotive in general meeting has resolved that a dividend be paid or declared, the board of directors may further resolve either:

•	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee, provided that the members will be entitled to elect to receive such dividend (or part of it) in cash in lieu of such allotment; or

•	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board of directors may think fit, on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee.

     Brilliance China Automotive may also, upon the recommendation of the board of directors, by a special resolution resolve in respect of any one particular dividend of Brilliance China Automotive that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive a dividend in cash in lieu of an allotment.

     Whenever the board of directors or Brilliance China Automotive in general meeting has resolved that a dividend be paid or declared the board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

     All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board of directors for the benefit of Brilliance China Automotive until claimed and Brilliance China Automotive may not be constituted a trustee. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board of directors and must revert to Brilliance China Automotive.

Procedures on liquidation

     A resolution that Brilliance China Automotive be wound up by the court or be wound up voluntarily must be a special resolution. If Brilliance China Automotive is wound up, the surplus assets remaining after payment to all creditors are to be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if the surplus assets are insufficient to repay the whole of the paid up capital, they are to be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, all subject to the rights of any shares issued on special terms and conditions.

     If Brilliance China Automotive is wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of Brilliance China Automotive and whether the assets consist of property of one kind or consists of properties of different kinds and the liquidator may, for such purposes, set such value as he deems fair upon any one or more class or classes of property to be divided and may determine how such division is to be carried out as between the members or different classes of members and the members within each class. With the like sanction, the liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Transfer of shares

     Subject to the Companies Act, all transfers of shares must be effected by transfer in writing in the usual or common form or in any other form acceptable to the board of directors and may be under hand or by means of mechanically imprinted signatures or such other manner as the board of directors may approve. An instrument of transfer must be executed by or on behalf of the transferor and by or on behalf of the transferee and the transferor, providing that the board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its absolute discretion to do so, shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members.

     The board of directors may, in its absolute discretion, transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

     Unless the board of directors otherwise agrees, no shares on the principal register shall be transferred to any branch register nor shall shares on any branch register be transferred to the principal register or another branch register. All transfers and other documents of title must be lodged for registration and registered, in the case of shares on a branch register, at the relevant registration office and, in the case of shares on the principal register, at the transfer office in Bermuda.

     The board of directors may in its absolute discretion and without assigning any reason, refuse to register any transfer of any shares (not being fully paid shares) to a person of whom it does not approve, or any share issued under any share option scheme for employees upon which a restraints on transfer still applies, and it may refuse to register the transfer of any shares (not being fully paid shares) on which Brilliance China Automotive has a lien. The board of directors may also refuse to register a transfer of shares (whether fully paid or not) in favor of more than four persons jointly. If the board of directors refuses to register a transfer, it will within two months after the date on which the transfer was lodged with Brilliance China Automotive send to the transferor and transferee notice of the refusal.

     The board of directors may decline to recognize any instrument of transfer unless:

•	the sum, if any, as the board of directors shall determine to be paid to Brilliance China Automotive has been paid;

•	the shares are free of any lien in favor of Brilliance China Automotive;

•	the instrument of transfer is properly stamped, is in respect of only one class of share and is lodged at the relevant registration or transfer office accompanied by the relevant share certificate(s);

•	other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer has been presented (particularly if the instrument of transfer is executed by some other person on his behalf); and

•	in some circumstances, the permission of the Bermuda Monetary Authority has been obtained.

     The registration of transfers may, on giving notice by advertisement in an appointed newspaper in Bermuda and in one or more newspapers circulating in Hong Kong, be suspended at times and for periods as the board of directors may determine and either generally or in respect of any class of shares. The register of members must not be closed for more than thirty days in any year.

Recent Amendments to the Bye-Laws

     On January 4, 2002, the Companies (Amendment) Ordinance 2001 came into effect in Hong Kong, which permits companies to offer their shareholders a summary financial report in place of the complete annual report and accounts. This new law also permits companies to offer their shareholders the choice to receive an electronic copy instead of a printed copy of either the summary financial report or the complete annual report and accounts. On February 17, 2002, The Stock Exchange of Hong Kong Limited also announced amendments to its Listing Rules that will allow companies to distribute to their shareholders a summary financial report instead of the longer report. On February 5, 2002, The Stock Exchange of Hong Kong Limited also announced amendments to its Listing Rules that will allow companies to distribute corporate communications to their shareholders via electronic means. The current laws of Bermuda do not allow a company incorporated in Bermuda to provide to its shareholders a summary financial report in place of a longer, complete annual report, and there is no current proposal to change the law in Bermuda to permit companies incorporated in Bermuda to do so.

     As a result of these amendments in Hong Kong, the board of directors of Brilliance China Automotive amended the Bye-laws of Brilliance China Automotive to permit Brilliance China Automotive to take advantage of these changes to the Listing Rules by allowing shareholders to choose (1) to receive a summary financial report in place of the longer, complete annual report once it is permissible to do so under Bermuda law; and (2) to receive copies of corporate communications by electronic means or by relying on the versions of those documents published on Brilliance China Automotive’s website instead of printed copies of such documents.

     These amendments were approved by the shareholders of Brilliance China Automotive by way of a special resolution at the special general meeting held on June 28, 2002.

Material Contracts

     The following contracts, not being contracts in the ordinary course of business, have been entered into by Brilliance China Automotive and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.

(a)	Technology Transfer Agreement, dated December 17, 2001, between Brilliance China Automotive and Toyota Motor Corporation relating to the technology transfer of the fifth generation of the Toyota Minibus, the Granvia, for production by Brilliance China Automotive; (1)

(b)	Acquisition Agreement, dated December 18, 2001, between Brilliance China Automotive and Brilliance Holdings Limited relating to the acquisition by Brilliance China Automotive of the entire issued share capital of Key Choices Group Limited; (1)

(c)	Agreement, dated December 30, 2001, between Xing Yuan Dong and two affiliated companies relating to Xing Yuan Dong’s acquisition of a 47.1% interest in Zhengtong Holdings Co., Ltd.; (1)

(d)	Agreement, dated December 1, 2002, between Xing Yuan Dong and an affiliated company relating to Xing Yuan Dong’s disposal of its interest in Zhengtong Holdings Co., Ltd.;

(e)	Joint Venture Contract dated March 27, 2003 between SJAI and BMW Holding BV relating to the proposed joint venture for the production and sale of BMW-designed and branded sedans in China;

(f)	Agreement dated April 28, 2003 between Shenyang Xinjinbei Investment and Development Co., Ltd. and Shenyang JinBei Automobile Industry Company Limited relating to the acquisition of 9% of the registered capital of SJAI;

(g)	Capital Increase Agreement dated January 10, 2003 between Brilliance China Automotive and Shenyang JinBei Automotive Company Limited relating to the capital increase of Shenyang Brilliance JinBei Automobile Co., Ltd.; and

(h)	Amended Joint Venture Agreement dated February 26, 2003 between Brilliance China Automotive and Shenyang JinBei Automotive Company Limited relating to Shenyang Brilliance JinBei Automobile Co., Ltd.

(1)	A copy of this agreement was filed with the U.S. Securities and Exchange Commission as an exhibit to Brilliance China Automotive’s 2001 Form 20-F.

Exchange Controls

     Brilliance China Automotive has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, whose permission was obtained for the issue of the ordinary shares and ADSs of Brilliance China Automotive to persons not resident in Bermuda for exchange control purposes.

     The transfer of shares between persons regarded as residents outside Bermuda for exchange control purposes and the issue of shares to or by such persons may be effected without specific consent under the Exchange Control Act 1972 of Bermuda (as amended) and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act.

     There are no limitations on the rights of non-Bermuda owners of Brilliance China Automotive’s capital stock to hold or vote their shares. Because Brilliance China Automotive has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of Brilliance China Automotive’s ordinary shares, other than in respect of local Bermuda currency.

     In accordance with Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, Brilliance China Automotive is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

     Brilliance China Automotive will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

     As an “exempted company,” Brilliance China Automotive is exempted from Bermuda laws that restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, Brilliance China Automotive may not participate in certain business transactions, including:

•	the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature;

•	the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Minister of Finance of Bermuda;

•	the acquisition of securities secured on any land in Bermuda, other than certain types of Bermuda government securities; or

•	the carrying on of business of any kind in Bermuda, except in furtherance of the business of Brilliance China Automotive carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

     The Bermuda government actively encourages foreign investment in “exempted” entities such as Brilliance China Automotive that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, Brilliance China Automotive is subject neither to taxes on its income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by Brilliance China Automotive, as required, without limitation.

     The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of Renminbi into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets.

Taxation

Income tax

     Brilliance China Automotive is an exempted company incorporated in Bermuda with limited liability, but conducts its operations primarily through Shenyang Automotive in China. In Bermuda, there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Furthermore, Brilliance China Automotive has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax shall not be applicable to Brilliance China Automotive or any of its operations, or the shares, debentures or other obligations of Brilliance China Automotive, until March 28, 2016. This assurance does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of Brilliance China Automotive or on land in Bermuda leased or let to Brilliance China Automotive.

     As an exempted company, Brilliance China Automotive is liable to pay to the Bermuda government an annual government fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized capital plus any share premium as at August 31st of the preceding year. On the basis that Brilliance China Automotive’s assessable capital exceeds US$100,000,001, but does not exceed US$500,000,000, Brilliance China Automotive is required to pay the government fee at an annual rate of US$16,695.

     Brilliance China Automotive also provides for Hong Kong profits tax at the rate of 16% based on estimated assessable profit arising in Hong Kong.

     Shenyang Automotive is subject to state and local income taxes in China at standard rates of 15% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to Sino-foreign equity joint venture enterprises.

     Ningbo Yuming is subject to state and local income taxes in China at standard rates of 15% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises. Under the relevant income tax laws in China, Ningbo Yuming was fully exempted from enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the following three years. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the same five-year period. This tax holiday expired at the end of 2001. As a result, Ningbo Yuming’s effective income tax rate was 7.5% in 2000 and 2001 and 18% in 2002.

     Xing Yuan Dong is subject to state and local income taxes in China at standard rates, of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises. During 1999, Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise”. In 2001, Xing Yuan Dong was further designated by the local authority to be a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 33% in 2000 and 7.5% in 2001 and 2002.

     Mianyang Brilliance Ruian is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with enterprise income tax laws. During the year ended December 31, 2001, Mianyang Brilliance Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Under relevant income tax laws in China, Mianyang Brilliance Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, Mianyang Brilliance Ruian was exempted from income tax for the years ended December 31, 2001 and 2002. For the year ended December 31, 2000, Mianyang Brilliance Ruian was subject to state and local income taxes at the standard rates.

     Dongxing Automotive is subject to state and local income taxes in China at standard rates of 15% and 0%, respectively, based on the taxable income reported in its statutory financial statements in accordance with enterprise income tax laws applicable to “New and Technologically-Advanced Enterprises”. In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Under relevant income tax laws in China, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. In addition, Dongxing Automotive is also fully exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the years ended December 31, 2001 and 2002.

     Other subsidiaries in China are subject to state and local income taxes within China at standard rates of 30% and 3%, respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax and Consumption Tax

     Under the “Provisional Regulations on Value Added Tax in the People’s Republic of China”, which came into effect on January 1, 1994, all subsidiaries are subject to value added tax, which is the principal indirect tax on the sale of tangible goods. The general value added tax rate applicable to sales and purchases of minibuses, sedans and automotive components in China is 17%. Sales of minibuses and sedans are also subject to consumption tax at the standard rate of 5% in 2000 and at the standard rates of 3% to 5% in 2001 and 2002.

Customs Duties

     See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk – Tariff Reductions” for a discussion of the import tariffs that generally apply to Brilliance China Automotive and its subsidiaries.

     As of December 31, 2002, Shenyang Automotive placed bank security deposits amounting to approximately Rmb 48 million (US$5.8 million) and issued bank guarantees of Rmb 50 million (US$6.0 million) at the request of the General Administration of Customs, pending the completion of an assessment of the eligibility on the exemption of the VAT and custom duties related to certain imported fixed assets of this operating subsidiary. Subsequent to year end, bank guarantees amounting to Rmb 30 million (US$3.6 million) were released. Management is currently in discussion with the relevant authorities. Should these fixed assets be not eligible for such exemption, additional VAT and custom duties to be determined by the relevant authorities may be levied. The directors consider any additional liabilities in excess of the security deposits would not be significant.

Documents on Display

     Brilliance China Automotive is subject to the informational requirements of the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, Brilliance China Automotive files annual reports on Form 20-F within six months of its fiscal year end, and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Brilliance China Automotive is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rates

     In the year ended December 31, 2002, approximately 3.0%, 3.0% and 1.4% of Shenyang Automotive’s costs of sales were denominated in Japanese Yen, U.S. dollars and Euros, respectively. Shenyang Automotive pays a Japanese Yen price for the components and spare parts imported from Toyota through Japanese Yen-denominated letters of credit issued by the Bank of China and other Chinese banks. Because the Renminbi is not directly convertible into Japanese Yen, these letters of credit are funded by Shenyang Automotive in U.S. dollars. However, because Shenyang Automotive’s products are sold in China primarily in Renminbi transactions, its revenues and profits are predominantly in Renminbi, requiring Shenyang Automotive to convert a portion of its Renminbi earnings into U.S. dollars. Accordingly, Shenyang Automotive is exposed to Renminbi/U.S. dollar exchange rate risk, U.S. dollar/Japanese Yen exchange rate risk and U.S. dollar/Euro exchange rate risk. The value of the Japanese Yen and the Euro relative to the U.S. dollar have both increased in recent months. The U.S. dollar/Renminbi exchange rate has remained stable over the past year and the prospect of a devaluation of the Renminbi has been repeatedly negated by the Chinese government. While there can be no assurance that such exchange rates will continue their current trends or that a devaluation in the Renminbi will not occur, thereby resulting in a higher cost of imported Japanese and European components, Brilliance China Automotive does not believe that such occurrences would, in any event, have any material adverse effect on Brilliance China Automotive’s earnings. Neither Brilliance China Automotive nor Shenyang Automotive currently has foreign currency-denominated borrowings from third parties, but Shenyang Automotive has outstanding letters of credit of Yen 555.5 million and US$0.7 million from local banks, as well as outstanding shareholder’s loans from Brilliance China Automotive in the amounts of approximately HK$540 million and US$18 million.

     The parties to the BMW joint venture will be required to contribute in cash initial registered capital in the aggregate amount of 150.0 million Euros (US$143.1 million). Brilliance China Automotive will make its contribution in the form of Renminbi, while BMW will make its contribution in Euros. The Renminbi contribution will be used primarily to purchase sedan production lines from Shenyang Automotive, while the Euro contribution will initially be used to fund the purchase of equipment and semi-knockdown and complete knockdown sedan kits from BMW.

     Since Brilliance China Automotive does not believe that exchange rate fluctuations have any material effect on the overall financial performance of Brilliance China Automotive, and the amount of foreign currency that it requires is not significant, Brilliance China Automotive does not enter into any hedging transactions with respect to its exposure to foreign currency movements.

Interest Rates

     Funds not required by Brilliance China Automotive in the short term are kept as temporary demand or time deposits in commercial banks. Brilliance China Automotive does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2002, Brilliance China Automotive had Rmb 150.0 million (US$18.1 million) in fixed rate bank loans outstanding, of which Rmb 50.0 million (US$6.0 million) bore interest at a fixed monthly rate of 0.48765% and Rmb 100.0 million (US$12.1 million) bore interest at a fixed monthly rate of 0.44250%. In addition, the average annual rate for discounting notes receivables with banks in 2002 was approximately 3.3%, which rate is fixed separately for each transaction. Brilliance China Automotive did not have any variable rate loans or commitments outstanding as of December 31, 2002.

     For the year ended December 31, 2002, Brilliance China Automotive’s interest income was Rmb 43.6 million (US$5.3 million) and its interest expense was Rmb 171.3 million (US$20.7 million). A 10% change in interest rates would result in a change in interest income of approximately Rmb 4.4 million (US$0.5 million) and a change in interest expense of approximately Rmb 17.1 million (US$2.1 million).

Tariff Reductions

     The Chinese government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of China’s admission to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO. Effective January 1, 2002, China has reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components effective January 1, 2003. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% for 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% for 2003. All of these tariffs levels are scheduled to be further reduced by 2006. Although lower tariffs and reduced import restrictions may benefit Brilliance China Automotive in terms of lower cost of imported components, lower tariffs and reduced import restrictions could also lead to a substantial increase in the number of minibuses, sport utility vehicles, sedans and other motor vehicles imported into China, thereby significantly increasing competition in Brilliance China Automotive’s current and proposed markets.

     Except as described above, Brilliance China Automotive’s management believes that at present and in its normal course of business, Brilliance China Automotive is not subject to any other market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

     None.

Use of Proceeds

     Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

     The Chief Executive Officer and Chief Financial Officer of Brilliance China Automotive are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14(c) and 15d-14(c)). Within 90 days prior to the date of this annual report, the management of Brilliance China Automotive carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of Brilliance China Automotive’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on that evaluation, they have concluded that these disclosure controls and procedures are effective to ensure that material information required to be included in our periodic SEC reports relating to Brilliance China Automotive, is made known to them.

     There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

     Brilliance China Automotive has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-38 following Item 19.

ITEM 19. EXHIBITS

     (a)  See pages F-1 to F-38 following this item.

     (b)  Index of Exhibits

Exhibit
Number	Description

1.1	Amendment to Bye-Laws of Brilliance China Automotive, dated June 28, 2002.

4.1	Agreement, dated December 1, 2002, between Xing Yuan Dong and an affiliated company relating to Xing Yuan Dong’s disposal of its interest in Zhengtong Holdings Co., Ltd.

4.2	Joint Venture Contract dated March 27, 2003 between SJAI and BMW Holding BV relating to the proposed joint venture for the production and sale of BMW-designed and branded sedans in China.

4.3	Agreement dated April 28, 2003 between Shenyang Xinjinbei Investment and Development Co., Ltd. and Shenyang JinBei Automobile Industry Company Limited relating to the acquisition of 9% of the registered capital of SJAI.

4.4	Capital Increase Agreement dated January 10, 2003 between Brilliance China Automotive and Shenyang JinBei Automotive Company Limited relating to the capital increase of Shenyang Brilliance JinBei Automobile Co., Ltd.

4.5	Amended Joint Venture Agreement dated February 26, 2003 between Brilliance China Automotive and Shenyang JinBei Automotive Company Limited relating to Shenyang Brilliance JinBei Automobile Co., Ltd.

4.6	Share Option Scheme of Brilliance China Automotive adopted on June 28, 2002.

7.1	Statements explaining how certain ratios were calculated in the annual report.

8.1	List of significant subsidiaries of Brilliance China Automotive as of December 31, 2002.

Exhibit
Number	Description

12.1	Section 906 Certification from Chief Executive Officer.

12.2	Section 906 Certification from Chief Financial Officer.

12.3	Amendment to Articles of Association of Shenyang Brilliance JinBei Automobile Co., Ltd.

INDEX TO FINANCIAL STATEMENTS

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Public Accountants

To the shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheet of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2002, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Group as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated April 25, 2002.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 28, 2003

Report of Independent Public Accountants

The following report is a copy of a report previously issued by Arthur Andersen & Co and has not been reissued by Arthur Andersen & Co.

To the shareholders of Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2001, 2000 and 1999*, expressed in Chinese Renminbi (''RMB’’). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999*, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO
Hong Kong

April 25, 2002

*	The 1999 consolidated financial statements are not required to be presented in the 2002 annual report.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
	(except for per share and per ADS data)
Sales to third parties	4,636,347	2,552,780	638,513
Sales to affiliated companies	2,683,108	3,665,656	5,667,917

Total sales	7,319,455	6,218,436	6,306,430
Cost of sales	(5,411,308)	(4,307,988)	(4,436,155)

Gross profit	1,908,147	1,910,448	1,870,275
Selling, general and administrative expenses	(1,067,154)	(673,391)	(663,181)
Interest expense	(171,286)	(178,028)	(96,280)
Interest income	43,617	110,735	116,029
Equity in earnings of associated companies, net	138,145	40,043	62,264
Subsidy income	—	—	181,600
Other income (expenses), net	1,009	3,456	(11,281)

Income before taxation and minority interests	852,478	1,213,263	1,459,426
Income taxes	(146,610)	(116,250)	(316,337)
Minority interests	(95,403)	(209,936)	(273,059)

Net income	610,465	887,077	870,030

Basic earnings per share	RMB0.1665	RMB0.2510	RMB0.2761
Basic earnings per ADS	RMB16.65	RMB25.10	RMB27.61
Diluted earnings per share	RMB0.1665	RMB0.2510	RMB0.2680
Diluted earnings per ADS	RMB16.65	RMB25.10	RMB26.80

Weighted average number of shares outstanding	3,666,052,900	3,533,552,900	3,151,418,900

Weighted average number of ADSs outstanding	36,660,529	35,335,529	31,514,189

Weighted average number of shares outstanding adjusted for dilutive effect of stock options	3,666,052,900	3,533,552,900	3,245,981,803

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options	36,660,529	35,335,529	32,459,818

The accompanying notes are an integral part of these consolidated statements of income.

Consolidated Balance Sheets

As of December 31, 2002 and 2001

	2002	2001

	RMB'000	RMB'000
Assets
Current assets
Cash and cash equivalents	1,289,150	1,220,226
Short-term bank deposits	773,389	—
Pledged short-term bank deposits	1,350,000	1,925,805
Notes receivable	469,744	235,167
Notes receivable from affiliated companies	212,985	686,869
Accounts receivable, net	15,275	24,107
Due from affiliated companies	774,066	596,937
Inventories, net	788,365	626,969
Other receivables	848,146	172,703
Prepayments and other current assets	437,135	339,949
Advances to affiliated companies	1,304,696	298,386

Total current assets	8,262,951	6,127,118
Property, plant and equipment	3,555,875	3,104,006
Intangible assets	624,966	681,100
Investments in associated companies	919,446	1,313,586
Investment securities	17,305	—
Goodwill	414,464	414,464
Long-term advances to an affiliated company	—	44,804
Long-term prepayment for fixed assets	18,305	—
Deferred tax assets	38,041	—
Other long-term assets	2,328	11,445

Total assets	13,853,681	11,696,523

Consolidated Balance Sheets (Continued)

As of December 31, 2002 and 2001

	2002	2001

	RMB'000	RMB'000
Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans	150,000	405,500
Bank notes payable	3,937,403	3,300,000
Accounts payable	1,075,592	666,216
Due to affiliated companies	729,369	492,079
Customer advances	302,039	83,559
Other payables	352,574	385,661
Dividends payable to joint venture partners	21,618	46,452
Accrued expenses and other current liabilities	258,248	73,730
Taxes payable	343,483	234,268
Advances from affiliated companies	162,420	54,276

Total current liabilities	7,332,746	5,741,741
Commitments and contingencies (Note 19)	—	—
Minority interests	515,633	534,979
Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,666,052,900 shares of US$0.01 each issued and outstanding as of December 31, 2002 and 2001)	303,194	303,194
Additional paid-in capital	2,147,970	2,137,641
Other comprehensive income	39,179	39,179
Dedicated capital	132,179	71,356
Retained earnings	3,382,780	2,868,433

Total shareholders’ equity	6,005,302	5,419,803

Total liabilities and shareholders’ equity	13,853,681	11,696,523

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Cash flows from operating activities:
Net income	610,465	887,077	870,030
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	(38,041)	—	—
Depreciation of fixed assets	213,776	111,922	106,683
Amortization of intangible assets	56,784	—	—
Amortization of goodwill of subsidiaries and other assets	—	6,200	7,324
Minority interests in net income of consolidated subsidiaries	95,403	209,936	273,059
Provision for doubtful debts and net realizable value provision for inventory	59,682	4,352	5,227
Provision for doubtful debts written back	(265)	(19,147)	—
Provision for impairment of property, plant and equipment	2,547	30,950	—
Provision for impairment of investment securities	8,500	—	—
Loss on disposal of fixed assets	5,147	4,539	271
Gain on disposal of an associated company	(6,014)	—	—
Amortization of deferred compensation expenses	10,329	15,461	88,264
Equity in earnings of associated companies, net	(138,145)	(40,043)	(62,264)
(Increase)/decrease in operating assets net of effects from the purchase of subsidiaries in 2001:
Accounts receivable	8,279	8,566	25,397
Notes receivable	(234,577)	(93,090)	(85,796)
Notes receivable from affiliated companies	473,884	(237,190)	(102,211)
Due from affiliated companies	(163,354)	(477,136)	(28,082)
Inventories	(202,157)	168,639	(419,088)
Other receivables	11,486	826,859	(816,588)
Prepayments and other current assets	(88,568)	(109,967)	297
Increase/(decrease) in operating liabilities net of effects from the purchase of subsidiaries in 2001:
Accounts payable	409,376	181,361	13,182
Due to affiliated companies	237,290	133,968	84,654
Commercial notes payable	—	(350,000)	350,000
Customer advances	218,480	45,786	(75,036)
Other payables	68,928	33,251	155,727
Accrued expenses and other current liabilities	184,518	8,317	(29,373)
Import tariff and taxes payable	109,215	(23,855)	(160,320)

Net cash provided by operating activities	1,912,968	1,326,756	201,357

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2002, 2001 and 2000

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Cash flows from investing activities:
Payment for capital expenditure	(798,759)	(782,520)	(1,016,207)
Proceeds from disposal of fixed assets	15,600	25,085	179
(Increase)/decrease in short-term bank deposits	(773,389)	492,355	(174,966)
Decrease/(increase) in pledged short-term bank deposits	575,805	(1,020,277)	(371,027)
Increase in advances to affiliated companies	(987,516)	—	(1,054,528)
Decrease in advances to affiliated companies	—	90,566	—
Increase in other assets	(1,684)	—	(1,194)
Net cash acquired from the purchase of a subsidiary	—	6,805	—
Increase in other receivables arising from short-term investments	(500,000)	—	—
Dividends from an associated company	—	—	42,434
Increase in investments in associated companies	—	(480,000)	(16,635)
Increase in advances to associated companies	—	—	(241,299)
Decrease in advances to associated companies	—	269,170	—
Proceeds received from disposal of investment in an associated company	260,000	—	—

Net cash used in investing activities	(2,209,943)	(1,398,816)	(2,833,243)
Cash flows from financing activities:
Proceeds from borrowing of short-term bank loans	1,746,930	950,683	1,442,867
Repayment of short-term bank loans	(2,002,430)	(1,592,412)	(1,986,498)
Issuance of bank notes payable	7,658,304	8,080,000	5,233,160
Repayment of bank notes payable	(7,020,901)	(7,997,318)	(2,417,145)
Increase in advances from affiliated companies	108,144	1,965	30,656
Proceeds from issuance of common stock	—	716,266	345,190
Dividends paid	(35,295)	(35,306)	(21,690)
Dividends paid to joint venture partners	(88,853)	(169,630)	(28,692)

Net cash provided by (used in) financing activities	365,899	(45,752)	2,597,848
Net increase (decrease) in cash and cash equivalents	68,924	(117,812)	(34,038)
Cash and cash equivalents, beginning of year	1,220,226	1,338,038	1,372,076

Cash and cash equivalents, end of year	1,289,150	1,220,226	1,338,038

The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2002, 2001 and 2000

					Other
	Number of		Additional	Deferred	Comprehensive	Dedicated	Retained
	Shares Issued	Amount	Paid-in Capital	Compensation	Income	Capital	Earnings	Total

		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 29)
Balance at December 31, 1999	152,184,645	12,332	1,263,322	—	39,179	5,191	1,228,973	2,548,997
Deferred compensation related to stock options	—	—	88,264	(88,264)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	88,264	—	—	—	88,264
Stock split of 19 shares for 1 share on April 14, 2000	2,891,508,255	239,370	(239,370)	—	—	—	—	—
Exercise of employee stock options	304,360,000	25,189	320,001	—	—	—	—	345,190
Net income	—	—	—	—	—	—	870,030	870,030
Dividend declared and paid	—	—	—	—	—	—	(16,176)	(16,176)

Balance at December 31, 2000	3,348,052,900	276,891	1,432,217	—	39,179	5,191	2,082,827	3,836,305
Issuance of shares	318,000,000	26,303	689,963	—	—	—	—	716,266
Deferred compensation related to stock options	—	—	15,461	(15,461)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	15,461	—	—	—	15,461
Net income	—	—	—	—	—	—	887,077	887,077
Transfer to dedicated capital	—	—	—	—	—	66,165	(66,165)	—
Dividend declared and paid	—	—	—	—	—	—	(35,306)	(35,306)

Balance at December 31, 2001	3,666,052,900	303,194	2,137,641	—	39,179	71,356	2,868,433	5,419,803
Deferred compensation related to stock options	—	—	183,542	(183,542)	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	10,329	—	—	—	10,329
Net income	—	—	—	—	—	—	610,465	610,465
Transfer to dedicated capital	—	—	—	—	—	60,823	(60,823)	—
Dividend declared and paid	—	—	—	—	—	—	(35,295)	(35,295)

Balance at December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	39,179	132,179	3,382,780	6,005,302

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Notes to Consolidated Financial Statements

1.  ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. (“NYSE”) and The Stock Exchange of Hong Kong Limited (“SEHK”) respectively.

On December 18, 2002, Huachen Automotive Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacturing and sales of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

Details of the Company’s principal subsidiaries as of December 31, 2002 are as follows:

		Percentage of equity
	Place of	interest/voting right
	establishment/	attributable to the
Name	incorporation	Company		Principal activities

		Directly	Indirectly

Shenyang Brilliance JinBei Automobile Co., Limited (formerly Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited or “Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacturing, assembly and sales of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	51%	Manufacturing and sales of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacturing and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacturing and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacturing and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacturing and trading of automotive components

Shenyang Xingchen Automotive Seats Co., Ltd. (“Xingchen Automotive Seats”)	Shenyang, the PRC	—	90%	Ceased operations

Notes to Consolidated Financial Statements (Continued)

In June 2000, the Company established Ningbo Ruixing in the PRC as a wholly-owned subsidiary of the Company. Ningbo Ruixing is principally engaged in the manufacturing and trading of automotive components. In 2000, 100% of Ningbo Ruixing’s sales were made to Shenyang Automotive and 100% of Ningbo Ruixing’s purchases were from Ningbo Yuming. In July 2000, the Company established Mianyang Ruian in the PRC as a wholly-owned subsidiary of the Company. Mianyang Ruian is principally engaged in the manufacturing and trading of automotive components. In 2000, 100% of sales of Mianyang Ruian were made to Mianyang Xinchen Engine Co., Ltd.

In December 2000, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of China Brilliance Automotive Components Group Limited (“Automotive Components”) at a consideration of RMB388 million. Automotive Components is an investment holding company incorporated in Bermuda. The principal asset of Automotive Components is a 50% interest in the registered capital of Shenyang Xinguang Brilliance Automotive Engine Co., Ltd, a Sino-foreign equity joint venture established in the PRC whose principal products are gasoline engines for the use in passenger vehicles and light duty trucks.

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited (“Key Choices”) at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Xingchen Automotive Seats. Dongxing Automotive is a foreign-invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats. The operations of Xingchen Automotive Seats ceased in 2002.

In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd. (“Zhengtong”). Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at a consideration of RMB480 million.

Details of the Group’s investment in associated companies are included in Note 13.

For the years ended December 31, 2002, 2001 and 2000, approximately 10%, 42% and 1% of the consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”), an affiliated company. For the years ended December 31, 2002, 2001 and 2000, approximately 23%, 15% and 76% of the consolidated revenue was generated from Shanghai Shenhua Holdings Co., Ltd. (formerly Shanghai Brilliance Group Co., Ltd.) (“Shanghai Shenhua”), also an affiliated company.

2.  BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to foreign investment enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

Notes to Consolidated Financial Statements (Continued)

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

•	Reclassification of certain items, designated as “prepayments” and “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets and goodwill;

•	Recognition of research and development expenditures; and

•	Recognition of stock-based compensation.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.

Intragroup balances and transactions, including sales to companies within the Group, and resulting unrealized profits are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b)  Sales

Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales.

(c)  Cash, cash equivalents and short-term bank deposits

Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(d)  Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on the moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs of sale. Provision for net realizable value for inventories is recognized when the net realizable value of an inventory item falls below its cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

(e)  Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of

Notes to Consolidated Financial Statements (Continued)

bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less estimated residual value of 10% of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive periods.

Land use rights are amortized on a straight-line basis over the term of lease.

When fixed assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

(f)  Intangible assets

Intangible assets are stated at cost less accumulated amortization. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire the intangible asset. Amortization is calculated on a straight-line basis over the estimated useful life of 7 years.

(g)  Impairment of long-lived assets

Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries. Before the adoption of SFAS No. 142 “Goodwill and other Intangible Assets” by the Group on January 1, 2002, goodwill is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective subsidiaries. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets which have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Intangible assets with a finite life shall continue to be amortized over the estimated useful lives. The Company adopted SFAS No. 142 effective January 1, 2002. Upon adoption, the Company ceased amortizing goodwill.

Notes to Consolidated Financial Statements (Continued)

(i)  Investments in associated companies

An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. Investments in associated companies are accounted for using the equity method. Goodwill arising on the acquisition of interests in associated companies is included in the carrying amount of the investment.

(j)  Investment securities

The Group’s investment securities are stated at cost less any provision for impairment losses. Declines in fair value that are determined to be other than temporary are charged to income. Realized gains and losses on sales of investment securities are included in income on a specific identified cost basis.

(k)  Taxation

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

The Company also provides for Hong Kong profits tax at the rate of 16% based on estimated assessable profit arising in Hong Kong.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises.

Ningbo Yuming is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 18% for the year ended December 31, 2002 and 7.5% for the years ended December 31, 2001 and December 31, 2000.

Xing Yuan Dong is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5%, 7.5% and 33% respectively for the years ended December 31, 2002, 2001 and 2000.

Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Mianyang Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, Mianyang Ruian was exempted from income tax for the years ended December 31, 2002 and December 31, 2001. For the year ended December 31, 2000, Mianyang Ruian was subject to state and local income taxes at the standard rates.

Notes to Consolidated Financial Statements (Continued)

Dongxing Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 0% respectively in accordance with enterprise income tax laws applicable to “New and Technologically-Advanced Enterprises”. In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the years ended December 31, 2002 and 2001.

Other subsidiaries in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 5%.

(l)  Deferred taxation

Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheets.

(m)  Foreign currency translation

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at the unified exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable unified exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.

Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous year.

(n)  Warranty

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Shenyang Automotive’s minibuses are sold with an eighteen-month or 30,000 kilometers first-to-occur limited warranty. The sedans are sold with a twenty-four-month or 40,000 kilometers first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.

Notes to Consolidated Financial Statements (Continued)

The reconciliation of the changes in the warranty obligation for 2002 is as follows:

RMB’000

Balance as of January 1, 2002	8,852
Accrual for warranties issued during 2002	31,127
Settlement made during 2002	(21,125)

Balance as of December 31, 2002	18,854

(o)  Advertising expenses

Advertising expenses are expensed as incurred. For the years ended December 31, 2002, 2001 and 2000, advertising expenses of approximately RMB123.6 million, RMB35.7 million (see also Note 23(e)) and RMB126.7 million, respectively, have been charged to selling, general and administrative expenses.

(p)  Research and development expenses

Research and development expenses are expensed as incurred. For the years ended December 31, 2002, 2001 and 2000, research and development expenses of approximately RMB304.9 million, RMB26.9 million and RMB7.6 million, respectively, have been charged to selling, general and administrative expenses.

(q)  Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Rental expenses under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

(r)  Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allow entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock options as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted.

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been adjusted to the pro-forma amounts indicated below:

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Net income as reported	610,465	887,077	870,030
Add: Adjustments for APB Opinion No. 25	10,329	15,461	88,264
Less: Fair value of stock options	(12,565)	(76,857)	(105,306)

Pro-forma net income	608,229	825,681	852,988

	2002	2001	2000

	RMB	RMB	RMB
Basic earnings per share:
As reported	0.1665	0.2510	0.2761
Pro-forma	0.1659	0.2337	0.2707
Diluted earnings per share:
As reported	0.1665	0.2510	0.2680
Pro-forma	0.1659	0.2337	0.2628

(s)  Earnings per share and earnings per ADS

The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding during the year.

Notes to Consolidated Financial Statements (Continued)

The diluted earnings per share for the year is calculated based on the weighted average number of common stock mentioned above and adjusted for all dilutive potential ordinary shares outstanding during the year. The effect of the stock split on April 14, 2000 has been reflected retrospectively for the purpose of earnings per share computation.

A reconciliation of the weighted average number of common stock used in calculation of basic and diluted earnings per share is as follows:

	2002	2001	2000

Weighted average number of common stock used in calculation of basic earnings per share	3,666,052,900	3,533,552,900	3,151,418,900
Dilutive effect of stock options	—	—	94,562,903
Weighted average number of common stock adjusted for dilutive effect of stock options used in calculation of diluted earnings per share	3,666,052,900	3,533,552,900	3,245,981,803

The effect of the assumed conversion of the potential common stock outstanding for the years ended December 31, 2002 and 2001 is anti-dilutive.

On April 14, 2000, the Company’s shares traded on the NYSE were converted to ADSs at a ratio of 100 shares to each ADS. The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumptions that the ADSs had been in existence throughout all the years presented and that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2002	2001	2000

Weighted average number of ADSs used in calculation of basic earnings per ADS	36,660,529	35,335,529	31,514,189
Dilutive effect of stock options	—	—	945,629
Weighted average number of ADSs adjusted for dilutive effect of stock options used in calculation of diluted earnings per ADS	36,660,529	35,335,529	32,459,818

(t)  Segmental information

Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 28.

(u)  Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income.

Notes to Consolidated Financial Statements (Continued)

There was no other comprehensive income or loss for the years ended December 31, 2002, 2001 and 2000 other than net income for the three years.

(v)  Other recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not expect that the adoption of SFAS No. 143 will have a material effect on the Group’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. Management does not expect that the adoption of SFAS No. 145 will have a material effect on the Group’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and must be applied beginning on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the exit or disposal plan is approved. Management does not expect that the adoption of SFAS No. 146 will have a material effect on the Group’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro-forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro-forma effect in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ended after December 15, 2002. Please refer to Note 3(r) for relevant disclosures.

In December 2002, FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact of recognizing such liabilities, if any, on the Group’s consolidated financial position and results of operations. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. Please refer to Note 3(n) and Note 19 for details.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the

Notes to Consolidated Financial Statements (Continued)

equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not expect that the adoption of FIN 46 will have a material effect on the Group’s financial position or results of operations.

4.  SUBSIDY INCOME

Xing Yuan Dong was granted a subsidy of approximately RMB181,600,000 by the Administrative Committee of Shenyang New and High-Tech Industrial Development Zone for the year ended December 31, 2000. During 2000, approximately RMB88 million was received by the Company and the remaining balance was received in 2001.

5.  INCOME TAXES

For the years ended December 31, 2002, 2001 and 2000, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

The amount of income taxes charged to the consolidated income statement represents:

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Current taxation	184,651	116,250	316,337
Deferred taxation	(38,041)	—	—

	146,610	116,250	316,337

The reconciliation of the Group’s effective income tax rate (based on income before taxes and minority interests) to its statutory income tax rate for years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000

Average statutory tax rate (including state and local income taxes)	18.58%	18.93%	26.26%
Effect of statutory tax holiday	(9.30%)	(7.72%)	(1.67%)
Effect of permanent difference relating to non-deductible expenses (non- taxable subsidy)	5.91%	—	(3.10%)
Others, not individually significant	2.01%	(1.63%)	0.19%

Effective tax rate	17.20%	9.58%	21.68%

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary.

As of December 31, 2002, deferred tax asset mainly arose from pre-operating expenses and accrued expenses which were not fully deductible in 2002 but will be available for deduction in future years. The tax effects for amounts available for future deduction arising from pre-operating expenses and accrued expenses were approximately RMB16.8 million and RMB15.3 million, respectively. As of December 31, 2001 and 2000, there were no material deferred tax assets or liabilities.

Notes to Consolidated Financial Statements (Continued)

6.  PLEDGED SHORT-TERM BANK DEPOSITS

As of December 31, 2002 and 2001, approximately RMB1,350.0 million and RMB1,925.8 million respectively of the short-term bank deposits were pledged as security for banking facilities.

7.  ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2002	2001

	RMB’000	RMB’000
Accounts receivable	67,024	77,166
Less: Allowance for doubtful debts	(51,749)	(53,059)

	15,275	24,107

8.  NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2002 and 2001, all notes receivable were guaranteed by established banks in the PRC and have maturities of between one to six months. The fair value of the notes receivable approximated their carrying value.

9.  OTHER RECEIVABLES

As of December 31, 2002, included in other receivables was an amount of RMB500 million deposited with an investment company during the year. This arrangement was terminated during the year and the deposit was fully refunded subsequent to year end at the original amount.

During 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at original investment cost of RMB480 million (the “Consideration”). As of December 31, 2002, other receivables included outstanding Consideration of RMB220 million, of which approximately RMB183 million was received in March 2003.

As of December 31, 2001, other receivables were primarily advances to third parties and subsidy receivables from the Administrative Committee of Shenyang New and High-Tech Industrial Development Zone. The advances to third parties of approximately RMB23.4 million were guaranteed by Shenyang JinBei Automotive Company Limited (formerly known as Shenyang Brilliance Automotive Company Limited) (“JinBei”), a joint venture partner of Shenyang Automotive and carried interest at 6.138% per annum and had no fixed repayment dates.

10.  INVENTORIES

Inventories consist of:

	2002	2001

	RMB’000	RMB’000
Raw materials	399,182	319,173
Work-in-progress	126,202	46,783
Finished goods	309,563	273,417
Less: Net realizable value provision	(46,582)	(12,404)

	788,365	626,969

11.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	2002	2001

	RMB’000	RMB’000
Buildings	794,371	624,783
Machinery and equipment	2,965,625	2,247,392
Motor vehicles	75,765	67,900
Furniture, fixtures and office equipment	145,357	96,071
Construction-in-progress	453,028	738,931

	4,434,146	3,775,077
Less: Provision for impairment losses	(31,922)	(30,950)

	4,402,224	3,744,127
Less: Accumulated depreciation	(846,349)	(640,121)

Net book value	3,555,875	3,104,006

Notes to Consolidated Financial Statements (Continued)

During 2001, certain obsolete moulds were written down to their estimated residual value and the related impairment losses were charged to selling, general and administrative expenses during the year.

During the years ended December 31, 2002, 2001, and 2000, capitalized interest expense amounted to approximately RMB0.8 million, RMB49.2 million and RMB79.1 million respectively.

12.  INTANGIBLE ASSETS

	2002	2001

	RMB’000	RMB’000
Cost
Beginning of year	681,100	681,100
Additions	650	—

End of year	681,750	681,100

Accumulated amortization
Beginning of year	—	—
Amortization for the year	(56,784)	—

End of year	(56,784)	—

Net book value
End of year	624,966	681,100

Beginning of year	681,100	681,100

Intangible asset amounting to RMB681.1 million represents rights, titles and interest in certain design and engineering agreements and technical assistance agreement relating to a sedan project acquired from an affiliated company of Brilliance Holdings Limited in 2000. No amortization was charged in 2001 as the intangible asset was not available for its intended use by December 31, 2001. Amortization commenced when the intangible asset was available for its intended use in 2002.

For each of the 5 years ending December 31, 2007, the estimated amortization expense of the intangible assets as of December 31, 2002 is approximately RMB97.3 million.

Notes to Consolidated Financial Statements (Continued)

13.  INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies as of December 31, 2002 consist of:

	Place of		Percentage of equity
	establishment/		interest/voting right
Name of company	incorporation	held indirectly	Principal activities

Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacturing and sales of automotive engines for minibuses and light duty trucks

Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacturing and sales of automotive engines for sedans and minibuses

Shenyang Xinguang Brilliance Automotive Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacturing and sales of automotive engines for minibuses and light duty trucks

Notes to Consolidated Financial Statements (Continued)

The carrying values of investments in associated companies are:

	2002	2001

	RMB’000	RMB’000
Investment in Mianyang Xinchen	287,829	248,846
Investment in Compass Pacific Holdings Limited (“Compass Pacific”)	—	29,793
Investment in Shenyang Aerospace	187,697	153,769
Investment in China Zhengtong Investment Holdings Co., Ltd. (“Zhengtong”)	—	480,000
Investment in Xinguang Brilliance	443,920	401,178

	919,446	1,313,586

In December 2001, Xing Yuan Dong (a 100%-owned subsidiary) entered into an agreement with two affiliated companies to establish Zhengtong. Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. The Group disposed of its entire equity interest in Zhengtong to an affiliated company in December 2002 at a consideration of RMB480 million.

Since November 2002, certain directors of the Company ceased to be the directors of Compass Pacific, a formerly associated company. As such, the directors consider that the Company could not exert significant influence over Compass Pacific, and the investment in Compass Pacific was reclassified as investment securities, which was stated at the net book value at the time of reclassification less provision for impairment losses.

The acquisition of associated companies have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the associated companies, which are included in the carrying amount of investments in associated companies, are:

	2002	2001

	RMB’000	RMB’000
Mianyang Xinchen	91,410	91,410
Compass Pacific	—	10,285
Shenyang Aerospace	31,983	31,983
Xinguang Brilliance	299,694	299,694

	423,087	433,372

Before the adoption of SFAS No. 142 as of January 1, 2002, equity method goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized. Pro-forma disclosures for goodwill are presented in Note 14.

The equity shares in the income (loss) of the associated companies in 2002 and 2001 are:

	2002	2001

	RMB’000	RMB’000
Mianyang Xinchen	66,955	34,031
Compass Pacific	(3,989)	(3,375)
Shenyang Aerospace	33,937	(3,791)
Xinguang Brilliance	47,256	13,178
Zhengtong	(6,014)	—

	138,145	40,043

Notes to Consolidated Financial Statements (Continued)

Combined financial information of the associated companies is summarized as follows:

	2002	2001

	RMB’000	RMB’000
Revenue	2,087,319	1,732,108
Profit before taxation, net	409,745	81,322
Net income	391,773	70,678
Current assets	1,449,819	2,288,293
Non-current assets	1,242,550	1,344,050

Total assets	2,692,369	3,632,343

Current liabilities	858,212	572,000
Long-term liabilities	585,402	824,336

Total liabilities	1,443,614	1,396,336

Total owners’ equity	1,248,755	2,236,007

14.  GOODWILL

	2002	2001

	RMB’000	RMB’000
Cost, beginning of year	439,583	248,316
Additions from acquisition of a subsidiary	—	191,267
Less: Accumulated amortization	(25,119)	(25,119)

	414,464	414,464

Before the adoption of SFAS No. 142 as of January 1, 2002, goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized.

Pro-forma disclosure of net income and earnings per share in all periods presented excluding amortization of goodwill arising from acquisition of subsidiaries and associated companies in accordance with SFAS No. 142 is as follows:

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Reported net income	610,465	887,077	870,030
Goodwill amortization	—	6,200	6,355
Equity method goodwill amortization	—	11,313	3,398

Adjusted net income	610,465	904,590	879,783

Reported basic earnings per share	RMB0.1665	RMB0.2510	RMB0.2761
Goodwill amortization	—	RMB0.0018	RMB0.0020
Equity method goodwill amortization	—	RMB0.0032	RMB0.0011

Adjusted basic earnings per share	RMB.0.1665	RMB0.2560	RMB0.2792

Reported diluted earnings per share	RMB0.1665	RMB0.2510	RMB0.2680
Goodwill amortization	—	RMB0.0018	RMB0.0020
Equity method goodwill amortization	—	RMB0.0032	RMB0.0010

Adjusted diluted earnings per share	RMB0.1665	RMB0.2560	RMB0.2710

15.  BANK NOTES PAYABLE

As of December 31, 2002 and 2001, certain bank notes payable were bank notes secured by bank deposits of approximately RMB1,350.0 million and RMB1,925.8 million, respectively.

16.  TAXES PAYABLE

Taxes payable consist of:

	2002	2001

	RMB’000	RMB’000
VAT payable (prepayment)	54,314	(7,119)
Income taxes payable	133,920	70,833
Others	155,249	170,554

	343,483	234,268

Notes to Consolidated Financial Statements (Continued)

17.  INTEREST EXPENSE AND INTEREST INCOME

	2002	2001	2000

	RMB’000	RMB’000	RMB’000
Interest expense	(171,286)	(178,028)	(96,280)
Interest income	43,617	110,735	116,029

	(127,669)	(67,293)	19,749

18.  SHORT-TERM BANK LOANS

Short-term bank loans were drawn for working capital purposes and to finance construction-in-progress, and are denominated in Renminbi and U.S. Dollars. The loans are repayable within one year and bear interests at the prevailing lending rates in the PRC, which ranged from 5.31% to 5.841% per annum during the year ended December 31, 2002, 5.58% to 8.53% per annum during the year ended December 31, 2001 and from 5.56% to 8.52% per annum during the year ended December 31, 2000. The weighted average borrowing rate as at December 31, 2002, 2001 and 2000 was 5.487%, 6.002% and 6.329%, respectively.

As of December 31, 2002 and 2001, the Group’s secured short-term bank loans were:

	December 31,

	2002	2001

	RMB’000	RMB’000
Secured by:
Property, plant and equipment of Shenyang Automotive	150,000	—
Guaranteed by:
The Company	—	200,000

19.  COMMITMENTS AND CONTINGENCIES

(a)  Commitments

As of December 31, 2002, the Group had approximately RMB1,021.9 million in outstanding commitments of which certain items are denominated in Deutsch Marks, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, investment and acquisition, purchase of equipment, and others amounting to approximately RMB710.9 million, future aggregate minimum lease payments under noncancellable operating leases regarding leased properties amounting to approximately RMB85.6 million, and authorized but not contracted for capital commitment amounting to approximately RMB225.4 million.

The future aggregate minimum lease payments under noncancellable operating leases regarding leased properties are detailed as follows:

2002

RMB’000
Within one year	10,818
One to two years	6,071
Two to three years	5,284
Three to four years	3,493
Four to five years	3,493
Over five years	56,469

85,628

(b) Contingent liabilities

(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2002 and 2001 of approximately RMB1,414 million and RMB1,145 million, respectively.

Notes to Consolidated Financial Statements (Continued)

(ii)	As of December 31, 2002, subsidiaries of the Group had provided the following guarantees:

(1)	Corporate guarantees of approximately RMB740 million (2001: RMB1,114 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the banking facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2002, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB740 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2002. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2002.

(2)	A joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB374 million (2001: RMB540 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2002, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB374 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2002. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2002.

(iii)	As of December 31, 2002, subsidiaries of the Group had issued letters of credit amounting to RMB44 million.

(iv)	As of December 31, 2002, Shenyang Automotive placed bank security deposits amounting to approximately RMB48 million and issued bank guarantees of RMB50 million at the request of the General Administration of Customs, pending the completion of an assessment of the eligibility on the exemption of the VAT and custom duties related to certain imported fixed assets of this operating subsidiary. Subsequent to year end, bank guarantees amounting to RMB30 million were released. Management is currently in discussion with the relevant authorities. Should these fixed assets be not eligible for such exemption, additional VAT and custom duties to be determined by the relevant authorities may be levied. The directors consider any additional liabilities in excess of the security deposits would not be significant.

(v)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”) as Plaintiff was filed with the Supreme Court of Bermuda and an ex parte Court Order dated January 22, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Foundation, a former significant shareholder, in certain 1,446,121,500 shares of the

Notes to Consolidated Financial Statements (Continued)

Company (the “Sale Shares”) was held in trust for Broadsino. The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/ or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Bermuda court of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and in the alternative damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a Statement of Claim (the “Statement of Claim”) was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Bermuda court to have the Writ and the Statement of Claim struck out. The directors do not believe this litigation to have any significant impact on the financial position of the Company.

Notes to Consolidated Financial Statements (Continued)

20.  CAPITAL STOCK

	2002		2001		2000

	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount

	’000	’000	’000	’000	’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000	5,000,000	US$50,000
Issued and fully paid:
Common stock of US$0.01 each	3,666,053	RMB303,194	3,666,053	RMB303,194	3,348,053	RMB276,891

Notes to Consolidated Financial Statements (Continued)

During 2000, certain directors and employees exercised their stock options (see Note 21 for details) and as a result 304,360,000 shares of common stock of US$0.01 each were issued at a price of HK$1.059 per share. These new shares ranked pari passu with existing shares.

On May 25, 2001, arrangements were made for a private placement to professional and institutional investors of 318,000,000 common stock of US$0.01 each at a price of HK$2.20 per share by Zhuhai Brilliance, a then shareholder, and Mr. Yang Rong, ex-Chairman of the Company. The price of HK$2.20 per share represented a discount of approximately 12% to the closing market price of the Company’s shares of HK$2.50 per share as quoted on SEHK on May 24, 2001. On the same date, the Company entered into a subscription agreement with Zhuhai Brilliance and Mr. Yang Rong for the subscription of 318,000,000 new shares of common stock of US$0.01 each at a price of HK$2.20 per share (the “Subscription”). The Subscription was completed in June 2001. The subscription price was equivalent to the placing price mentioned above. All the shares issued during 2001 ranked pari passu with the then existing shares in all respects.

21.  STOCK OPTIONS

Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s Board of Directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:

(a)	a price being not less than 80% of the average closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; or

(b)	the nominal value of the common stock.

The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.

On January 13, 2000, stock options were granted to certain directors and employees entitling them to subscribe for a total of 304,360,000 shares of common stock at HK$1.059 per share (after taking into account the effect of the nineteen for one stock split on April 14, 2000). All the above share options vested immediately upon the date of grant and are exercisable within a period of 10 years. The compensation expense associated with these grants was approximately RMB88.3 million and was charged to income during the year ended December 31, 2000. All of the above stock options were exercised by the respective directors and employees in 2000.

On June 2, 2001, share options were granted to certain directors and employees of the Company, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately RMB15.5 million and was charged to income during the year ended December 31, 2001. Up to December 31, 2002, none of the above share options was exercised. No option was granted under the Scheme in 2002.

	Number of
	stock	Exercise
	options	price

	('000)
As of January 1, 2001	—
Granted	31,800	HK$1.896
Exercised	—
Cancelled/lapsed	—

As of December 31, 2001	31,800
Granted	—
Exercised	—
Cancelled/lapsed	(13,972)

As of December 31, 2002	17,828

Notes to Consolidated Financial Statements (Continued)

As a result of this transaction, the additional paid-in capital for the year ended December 31, 2001 was increased by approximately RMB15.5 million.

On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share option granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:

(a)	the closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheet on the date of grant, which must be a trading date;

(b)	the average closing price of the common stock on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the date of grant; or

(c)	the nominal value of the common stock.

As of December 31, 2002, no share option was granted under the New Scheme.

On December 18, 2002, Huachen entered into the Principal Agreement with the Foundation, the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stock pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.

As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options become fully vested. Accordingly, compensation expense of approximately RMB10.3 million was charged to the income statement for the year ended December 31, 2002, and compensation expense of approximately RMB173.2 million will be charged to the income statement in 2003.

Notes to Consolidated Financial Statements (Continued)

Pro-forma disclosures, had the Company determined compensation expense based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148, are presented in Note 3(r).

The fair value of each option grant is estimated using the minimum value method of the Black-Scholes option pricing model. The weighted average assumptions used for grants made in 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Risk-free interest rate	4.96%	5.71%	5.68%
Expected option life (days of share option outstanding) — Exercised on August 12, 2000	N/A	N/A	211 days
— Exercised on August 18, 2000	N/A	N/A	217 days
— Exercised on August 29, 2000	N/A	N/A	228 days
— Issued on June 2, 2001	N/A	10 years	N/A
— Issued on December 18, 2002	1 year	N/A	N/A
Expected dividend yield	4.11%	3.98%	6.97%
Volatility	48.01%	75.88%	84.79%

22.  DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the Board of Directors and recorded as a component of shareholders’ equity. Under U.S. GAAP, the appropriation for the staff welfare and incentive bonus fund is charged to income and any unutilized balance is included in current liabilities. Shenyang Automotive’s appropriations to dedicated capital, which consisted solely of appropriations to the staff welfare and incentive bonus fund, amounted to nil, nil and RMB17.6 million for the years ended December 31, 2002, 2001 and 2000, respectively, and were charged to income in each respective year. As of December 31, 2002, 2001 and 2000, unutilized appropriations to the staff welfare and incentive bonus fund amounted to RMB16.4 million, RMB14.7 million and RMB15.4 million, respectively. For the years ended December 31, 2002 and 2001, the subsidiaries of the Company appropriated approximately RMB60.8 million and RMB66.2 million, respectively, to the general reserve fund. No such appropriation was made by the subsidiaries for the year ended December 31, 2000. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2002, 2001 and 2000.

Notes to Consolidated Financial Statements (Continued)

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in the statutory financial statements and amounted to RMB1,567.1 million, RMB250.2 million and RMB905.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of the Company’s subsidiaries amounted to RMB325.8 million, RMB1,313.6 million and RMB880.2 million as of December 31, 2002, 2001 and 2000, respectively. The distributable profits of subsidiaries are different from the amounts reported under US GAAP. The Company’s share of undistributed earnings retained in the associated companies amounted to RMB271.2 million as of December 31, 2002.

Dividends declared by the Company during the years consist of:

	2002	2001

	RMB'000	RMB'000
2001 and 2000 final dividends of HK$0.005 and HK$0.005 per share, respectively	19,605	19,762
2002 and 2001 interim dividends of HK$0.004 and HK$0.004 per share, respectively	15,690	15,544

	35,295	35,306

On April 28, 2003, the Company proposed a final dividend of HK$0.01 per share totaling approximately RMB39,210,000.

23.  RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:

(a)	Amounts due from affiliated companies arising from trading activities:

	2002	2001

	RMB'000	RMB'000
Due from Shanghai Yuantong (i)	655,835	439,411
Due from Shanghai Shenhua and its affiliated companies	63,608	31,874
Due from other affiliated companies of Brilliance Holdings Limited (ii)	41,675	61,125
Due from affiliated companies of JinBei	11,015	35,071
Due from affiliated companies of the joint venture partner in Ningbo Yuming	280	18,281
Due from an associated company	11,376	11,175

	783,789	596,937
Provision for doubtful debts	(9,723)	—

	774,066	596,937

(i)	The amount as of December 31, 2002 was non-interest bearing. The amount due from Shanghai Yuantong during the year ended December 31, 2001 carried interest at a rate of 5.4% per annum.

(ii)	As of December 31, 2001, included in the amounts due from affiliated companies of Brilliance Holdings Limited was an amount of approximately RMB56 million guaranteed by a shareholder of an affiliated company. The amount was fully settled in 2002.

Save as disclosed above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to Consolidated Financial Statements (Continued)

(b)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2002	2001

	RMB'000	RMB'000
Notes receivable from affiliated companies of JinBei	6,613	—
Notes receivable from Shanghai Shenhua	156,240	536,859
Notes receivable from Shanghai Yuantong	3,325	144,935
Notes receivable from other affiliated companies of Brilliance Holdings Limited	20,807	3,075
Notes receivable from an associated company	26,000	2,000

	212,985	686,869

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of between one to six months. The fair value of the notes receivable approximates their carrying value.

(c)	As of December 31, 2002, included in prepayments and other current assets were approximately RMB263 million (2001: RMB168 million) prepayments for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited. Subsequent to December 31, 2002, an amount of RMB98 million was refunded by this affiliated company.

As of December 31, 2002, included in other receivables was RMB220 million (2001: nil) of outstanding proceeds from the disposal of an associated company to an affiliated company (Note 13). Approximately RMB183 million was received in March 2003.

(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	2002	2001

	RMB'000	RMB'000
Due to associated companies	398,523	169,589
Due to Shanghai Shenhua and its affiliated companies	101,029	173,636
Due to JinBei and its affiliated companies	196,186	107,095
Due to other affiliated companies of Brilliance Holdings Limited	21,839	32,340
Due to affiliated companies of the joint venture partner of Ningbo Yuming	10,225	6,287
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	1,567	3,132

	729,369	492,079

Notes to Consolidated Financial Statements (Continued)

(e)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Sales to JinBei, the joint venture partner of Shenyang Automotive, and its affiliated companies	56,438	14,923	3,527
Purchases from JinBei and its affiliated companies	712,061	317,046	25,319
Sales to Shanghai Shenhua and its affiliated companies	1,664,156	907,232	4,821,322
Purchases from Shanghai Shenhua and its affiliated companies	375,402	164,323	153,933
Sales to other affiliated companies of Brilliance Holdings Limited	150,390	59,816	644,167
Purchases from other affiliated companies of Brilliance Holdings Limited	99,514	274,379	406,020
Sales to Shanghai Yuantong	710,100	2,622,002	83,509
Sales to associated companies	102,024	61,683	98,546
Purchases from associated companies	1,014,057	635,373	715,610
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	14,580	33,524	33,237
Research and development expenses to third parties under contracts assumed from an affiliated company of Brilliance Holdings Limited at original costs	116,000	—	—
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost	18,305	—	—
Sales to a joint venture partner of Shenyang Aerospace	—	—	1,710
Sales to affiliated companies of the joint venture partner of Mianyang Xinchen	—	—	15,136
Purchase of an intangible asset from an affiliated company of Brilliance Holdings Limited (see Notes 12 and 26)	—	—	681,100
Acquisition of Key Choices from Brilliance Holdings Limited	—	278,213	—
Acquisition of Xinguang Brilliance from Brilliance Holdings Limited	—	—	388,000
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	—	5,558	—
Sales of fixed assets to an associated company	—	18,425	—
Purchase of fixed assets and other assets from other affiliated companies of Brilliance Holdings Limited	—	41,984	24,498
Purchases of moulds from an affiliated company of Shanghai Shenhua	—	35,750	—
Advertising expenses reimbursed by Shanghai Yuantong	—	64,070	—
Management expenses reimbursed to and consultancy fees paid to Brilliance Holdings Limited	5,182	12,405	5,796
Interest income from Shanghai Yuantong	—	15,930	—
Interest income from Brilliance Holdings Limited and its affiliated companies	—	23,709	56,964
Interest income from associated companies	—	—	2,386

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of Zhonghua sedan (see also Note 30(b)).

Other significant transactions with affiliated companies consisted of:

i.  Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

ii.  Guarantees provided to affiliated companies

Please refer to Note 19 (b) (ii) for details of the guarantees provided to affiliated companies.

Notes to Consolidated Financial Statements (Continued)

(f)	The advances to affiliated companies consisted of:

	2002	2001

	RMB'000	RMB'000
Advances to Brilliance Holdings Limited and its affiliated companies:
Interest bearing at 5.5% per annum	—	40,000
Non-interest bearing (ii)	907,191	256,223
Advance to Zhuhai Brilliance:
Non-interest bearing (iii)	360,000	—
Advances to affiliated companies of JinBei:
Non-interest bearing	6,613	2,163
Advances to other affiliated companies:
Non-interest bearing (iv)	30,892	—

	1,304,696	298,386
Long-term portion of advances to an affiliated company of Brilliance Holdings Limited:
Interest bearing at 5.5% (i)	—	39,111
Non-interest bearing (i)	—	5,693

	—	44,804

(i)	The long-term portion of advances to an affiliated company of Brilliance Holdings Limited as of December 31, 2001 were wholly repaid in 2002.

(ii)	Approximately RMB810 million of the advances to Brilliance Holdings Limited and its affiliated companies were settled subsequent to year end.

(iii)	The balance of RMB360 million was settled subsequent to year end.

(iv)	RMB30 million of the advances to other affiliated companies was settled subsequent to year end.

Save as disclosed above, the advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(g)	The advances from affiliated companies consisted of:

	2002	2001

	RMB'000	RMB'000
Advances from a joint venture partner of Shenyang Aerospace	139,529	—
Advances from affiliated companies of Brilliance Holdings Limited	13,951	54,276
Advances from an associated company	1,264	—
Advances from an affiliated company of Shanghai Shenhua	1,586	—
Advances from affiliated companies of JinBei	2,092	—
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	3,998	—

	162,420	54,276

The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(h)	As of December 31, 2002 and 2001, the Company had advanced approximately RMB2,917.3 million and RMB1,869.9 million respectively to its subsidiaries, of which approximately RMB699.3 million and RMB1,200.1 million bear interest at 5.0% and 5.5% per annum respectively.

Notes to Consolidated Financial Statements (Continued)

24.  RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions to the state-sponsored retirement plan at 23.5% to 25% for 2002, 20% to 23.5% for 2001 and 20% to 23.5% for 2000. Commencing from January 1, 1992, Shenyang Automotive agreed to pay a Chinese insurance company to assume the responsibility for making pension payments to all employees retiring after January 1, 1992.

The retirement plan contributions for the years ended December 31, 2002, 2001 and 2000 were approximately RMB26.9 million, RMB21.2 million and RMB17.6 million, respectively.

In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB21.2 million, RMB10.4 million and RMB32.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, were calculated at a certain percentage (approximately 11% to 18.9% in 2002, 9.8% to 10.9% in 2001 and 29.27% in 2000) of the employees’ actual salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ cash income with maximum contribution by each of the Group and the employees limited to HK$1,000 per month. The retirement benefits scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the years ended December 31, 2002 and 2001, contributions amounting to approximately HK$146,000 and HK$160,000, respectively, were made.

25.  EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s Board of Directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2001, no bonus was allocated. For the years ended December 31, 2002 and 2000, the Company accrued RMB21.6 million and RMB34.1 million, respectively, under the Plan.

26.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Cash paid for:
Interest (net of amount capitalized:
2002: RMB800,000;
2001: RMB49,164,000;
2000: RMB79,118,000)	202,968	178,028	96,280
Income taxes	112,579	183,845	369,373

During the years ended December 31, 2001 and 2000, major non-cash transactions include:

(i)	During the year ended December 31, 2001, purchase consideration amounting to approximately RMB278 million for the acquisition of an indirect equity interest in a subsidiary was offset against certain receivable balances from affiliated companies. During the year ended December 31, 2000, purchase considerations amounting to approximately RMB681.1 million and RMB388 million for the acquisitions of certain intangible assets and an indirect equity interest in an associated company, respectively, were offset against certain receivable balances from affiliated companies and a portion of the proceeds from issuance of shares on exercise of share options which the Company directed to be paid to Brilliance Holdings Limited.

Notes to Consolidated Financial Statements (Continued)

(ii)	During the year ended December 31, 2001, amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties. During the year ended December 31, 2000, dividends payable of RMB609.7 million to the joint venture partner of Shenyang Automotive were offset against certain receivable balances from affiliated companies.

(iii)	During the year ended December 31, 2001, the Company acquired a 100% equity interest in Key Choices. In conjunction with the acquisition, assets and liabilities were assumed as follows:

		RMB'000

Cash paid for the acquisition		278,213
Fair value of net assets acquired
Assets	111,165
Liabilities	(24,219)

		(86,946)

Goodwill arising from acquisition		191,267

27.  OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income:

	Year ended December 31,

	2002	2001	2000

	RMB'000	RMB'000	RMB'000
Import tariffs	68,168	66,394	164,726
Research and development costs	304,936	26,825	7,623
Foreign exchange losses	2,786	11,608	5,413
Net realizable value provision for inventory	40,761	3,000	5,000
Provision for impairment of property, plant and equipment	2,547	30,950	—
Provision for impairment of investment securities	8,500	—	—
Provision for doubtful debts	18,921	1,352	227

28.  SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Before 2002, the Company’s operating segment consists solely of manufacturing and sales of minibuses and automotive components through its subsidiaries within the PRC. No separate financial information and segment information was disclosed.

In 2002, the Company began its operation in manufacturing and selling of Zhonghua sedans, which is managed separately because it represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Company’s reportable operating segments consist of i) manufacture and sales of minibuses and automotive components, and ii) manufacture and sales of Zhonghua sedans.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.

Notes to Consolidated Financial Statements (Continued)

	Manufacture
	and sales of
	minibuses	Manufacture
	and	and sales of
	automotive	Zhonghua
	components	sedans	Total

	RMB'000	RMB'000	RMB'000
Total revenue from reportable segments	6,283,700	1,117,283	7,400,983
Elimination of intersegment revenues	(81,528)	—	(81,528)

Revenues from external customers	6,202,172	1,117,283	7,319,455

Segment income (loss) before taxes and minority interests	1,295,322	(316,276)	979,046
Unallocated amounts — corporate expenses			(126,568)

Income before taxes and minority interests			852,478

Segment assets as of December 31, 2002	9,340,061	4,022,489	13,362,550
Unallocated amounts — corporate assets			491,131

Total assets as of December 31, 2002			13,853,681

Other disclosures:
Depreciation of fixed assets	95,823	117,953	213,776
Amortization of intangible assets	—	56,784	56,784
Interest income	42,983	634	43,617
Interest expense	171,158	128	171,286
Capital expenditure	451,781	244,942	696,723
Equity in earnings of associated companies	104,208	33,937	138,145
Equity method goodwill (Note 13)	391,104	31,983	423,087
Goodwill (Note 14)	414,464	—	414,464

29.  OTHER COMPREHENSIVE INCOME

SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Company, comprehensive income only represents its net income for 2002, 2001 and 2000.

	Foreign	Accumulated
	Currency	Other
	Translation	Comprehensive
	Adjustments	Income

	RMB'000	RMB'000
Balance at December 31, 2000	39,179	39,179
Current year change	—	—

Balance at December 31, 2001	39,179	39,179
Current year change	—	—

Balance at December 31, 2002	39,179	39,179

30.  EVENTS AFTER BALANCE SHEET DATE

(a)	On March 14, 2003, the Company received the formal approval from the PRC government for the feasibility study for the establishment of a joint venture (the “JV”) between BMW Holding BV (“BMW”), a wholly-owned subsidiary of BMW AG, and Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), an indirect 81%-owned subsidiary of the Company in the PRC. On March 27, 2003, SJAI entered into a joint venture contract (the “JV Contract”) with BMW in relation to the establishment of the JV in the PRC. The registered capital and total investment cost of the JV is Euro150 million and Euro450 million, respectively (equivalent to approximately RMB1,367 million and RMB4,100 million, respectively, based on the exchange rate of Euro/RMB of approximately 9.11). The JV is to be 50%-owned by each of SJAI and BMW and is for a term of 15 years from the date of issuance of business license. The business scope of the JV is to produce

Notes to Consolidated Financial Statements (Continued)

and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products. Profits of the JV will be shared as to 50% by each of SJAI and BMW, in proportion to their respective proportionate contributions to the registered capital of the JV.

Prior to the establishment of the JV, the Company will provide a guarantee to BMW guaranteeing the performance by SJAI of its obligations under the JV Contract. A reciprocal guarantee will be provided by BMW AG to SJAI in respect of the obligations of BMW under the JV Contract.

On April 28, 2003, the Company, through its indirectly 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI will be 89.1% indirectly-owned by the Company. Accordingly, the Company’s effective interests in the JV with BMW will increase from 40.50% to 44.55%. The above transactions are subject to the approval by the Company’s shareholders.

(b)	Pursuant to the Special General Meeting held on February 26, 2003, the shareholders of the Company have approved that the registered capital and total investment of Shenyang Automotive will be increased by US$273 million (equivalent to approximately RMB2,260 million based on the exchange rate of US$/RMB of approximately 8.28) (the “Increased Amount”). The increase in capital will be contributed by the Company and JinBei in proportion to their current equity interests in Shenyang Automotive (51: 49). The Company will inject US$139.23 million (equivalent to approximately RMB1,153 million) by capitalizing its share of distributable profit of a subsidiary and dividend receivable from a subsidiary up to the amount of US$139.23 million (equivalent to approximately RMB1,153 million), representing 51% of the Increased Amount. JinBei will inject US$133.77 million (equivalent to approximately RMB1,107 million), representing 49% of the Increased Amount, by transferring to Shenyang Automotive the technology of components (the “Component Technology”) currently used by Shenyang Automotive mainly in the manufacturing of Zhonghua sedans at RMB820 million and certain training facilities (the “Training Facilities”). The respective values of the Component Technology and the Training Facilities were supported by professional valuations before injecting into Shenyang Automotive. As the aggregate value of the Component Technology and the Training Facilities as valued by the professional valuer is less than US$133.77 million (equivalent to approximately RMB1,107 million), JinBei will contribute the balance of its portion of contribution to the Increased Amount by cash. The above capital increase has been approved by the Ministry of Foreign Trade and Economic Co-operation on December 5, 2002. The contributions will be made by the Company and JinBei within six months from the date of the issuance of the approval by the relevant authorities in the PRC and the new business license.

(c)	Pursuant to the Special General Meeting held on February 26, 2003, the shareholders of the Company have approved that Xing Yuan Dong, a wholly-owned subsidiary of the Company, will provide a guarantee (the “Guarantee”) in respect of a loan up to the amount of RMB370 million by the banks to JinBei (the “Loan”). In consideration of the provision of the Guarantee, JinBei will provide an indemnity (the “Indemnity”) to Xing Yuan Dong of its liabilities under the Guarantee. The Loan will be repaid (i) as to RMB100 million on or before December 31, 2003; (ii) as to RMB200 million on or before December 31, 2004; and (iii) as to the remaining RMB70 million on or before December 31, 2005. The Guarantee and the Indemnity will continue during the term of the Loan until the Loan together with interest therein is repaid in full. A relevant guarantee agreement was entered into in April 2003 with the guarantee amount of RMB300 million.

31.  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 28, 2003.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

/s/ Wu Xiao An

WU Xiao An
Chairman

Date: June 24, 2003

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

     I, SU Qiang, Chief Executive Officer of Brilliance China Automotive Holdings Limited, certify that:

1.	I have reviewed this annual report on Form 20-F of Brilliance China Automotive Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Su Qiang

SU Qiang
Chief Executive Officer
June 24, 2003

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, HE Tao, Chief Financial Officer of Brilliance China Automotive Holdings Limited, certify that:

1.	I have reviewed this annual report on Form 20-F of Brilliance China Automotive Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ He Tao

HE Tao
Chief Financial Officer
June 24, 2003