Form 20-F
period 2003-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2004-06-24
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	Bermuda

(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered

American Depositary Shares Ordinary Shares, par value US$0.01 per share	New York Stock Exchange, Inc. The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

3,668,390,900 Ordinary Shares, par value US$0.01 per share

2,764,383 American Depositary Shares, each representing 100 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

i

FORWARD-LOOKING STATEMENTS

     Certain information contained in this annual report that does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. Brilliance China Automotive wishes to caution readers not to place undue reliance on any these forward-looking statements, which speak only as of the date made. Among the factors that could cause Brilliance China Automotive’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include:

•	unexpected adverse effects on the economy of the People’s Republic of China, or China, and China’s automobile sector in particular;

•	increased competition from other domestic and international automobile manufacturers;

•	our relative inexperience in manufacturing and selling sedans;

•	increased costs for raw materials and components;

•	uncertainties relating to our joint venture with Bayerische Motoren Werke Aktiengesellschaft, or BMW, for the production of BMW sedans in China; and

•	fluctuations in foreign exchange rates.

     When considering these forward-looking statements, you should keep in mind the factors described in “Item 3 — Key Information — Risk Factors” and other cautionary statements appearing in “Item 5 — Operating and Financial Review and Prospects” of this annual report. These risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

CURRENCY TRANSLATION

     Unless otherwise specified, all references in this annual report to “U.S. dollars” or “US$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of China; all references to “H.K. dollars” or “HK$” are to Hong Kong dollars, which is the legal tender currency of Hong Kong and all references to “Euro” and “Euros” are to the legal tender currency of the European Monetary Union. On December 31, 2003, the noon buying rates in New York City for cable transfers of Renminbi, Hong Kong dollars and Euros, as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Rmb 8.28, US$1.00 = HK$7.78 and Euro 1.00 = US$1.26. Translations of amounts from Renminbi, Hong Kong dollars and Euros to U.S. dollars for the convenience of the reader have been made at those rates. No representation is made that the Renminbi, Hong Kong dollar or Euro amounts could have been, or could be converted into U.S. dollars at those rates or at any other rates. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Historical Financial Information of Brilliance China Automotive

     The following table presents the selected consolidated financial information and operating information of Brilliance China Automotive and its subsidiaries as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, which have been derived from our audited consolidated financial statements. The selected financial information for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, the accompanying notes thereto and “Item 5 — Operating and Financial Review and Prospects”. The financial statements and footnotes for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are not included in this annual report.

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	1999	2000	2001	2002	2003	2003
	(Rmb, except operating data)					(US$)
Income Statement Data:
Total Sales	4,351.2	6,306.4	6,218.4	7,319.5	10,109.6	1,221.0
Cost of sales	2,866.2	4,436.2	4,308.0	5,411.3	7,727.1	933.2
Gross Profit	1,485.0	1,870.3	1,910.4	1,908.1	2,382.4	287.7
Selling, general and administrative expenses	505.8	663.2	673.4	1,067.2	1,410.1	170.3
Net income	649.0	870.0	887.1	610.5	780.8	94.3
Balance Sheet Data:
Total assets	7,032.7	10,552.4	11,696.5	13,853.7	18,288.2	2,208.7
Current assets	4,782.3	6,076.7	6,127.1	8,263.0	10,286.5	1,242.3
Current liabilities	3,541.3	6,177.7	5,741.7	7,332.7	8,031.0	969.9
Capital stock	12.3	276.9	303.2	303.2	303.4	36.6
Total shareholders’ equity	2,549.0	3,836.3	5,419.8	6,005.3	6,886.3	831.7
Cash Flow Statement Data:
Payment for capital expenditure	929.9	1,016.2	782.5	798.8	955.9	115.4
Depreciation and amortization	81.8	114.0	118.1	270.6	677.8	81.9
Net cash flows provided by operating activities	1,658.2	201.4	1,326.8	1,913.0	753.4	91.0
Net cash flows used in investing activities	(2,894.2)	(2,833.2)	(1,398.8)	(2,209.9)	(2,491.3)	(300.9)
Net cash flows provided by (used in) financing activities	1,891.0	2,597.8	(45.8)	365.9	2,281.1	275.5

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	1999	2000	2001	2002	2003	2003
	(Rmb, except operating data)					(US$)
Per Share/ADS Data:
Basic earnings per share(1)	0.24	0.28	0.25	0.17	0.21	0.03
Basic earnings per ADS(2)	24.08	27.61	25.10	16.65	21.30	2.57
Diluted earnings per share(1)	0.24	0.27	0.25	0.17	0.21	0.03
Diluted earnings per ADS(2)	24.08	26.80	25.10	16.65	21.16	2.56
Cash dividends declared per ADS(2,3)	0.40	0.48	0.96	1.48	2.12	0.26
Operating Data:
Production volume (units)
Minibus — Deluxe model	7,697	10,603	9,413	8,620	9,291
Minibus — Mid-priced model	35,219	50,617	51,423	56,959	65,734
Minibus — Standard model(4)	1,212	—	—	—	—

Subtotal — Minibuses	44,128	61,220	60,836	65,579	75,025
Zhonghua Sedans(5)	—	—	—	8,890	27,054

Total	44,128	61,220	60,836	74,469	102,079
Sales volume (units)
Minibus — Deluxe model	7,387	10,145	9,653	9,017	9,004
Minibus — Mid-priced model	33,547	49,873	53,356	56,121	65,614
Minibus — Standard model(4)	1,265	—	—	—	—

Subtotal — Minibuses	42,199	60,018	63,009	65,138	74,618
Zhonghua Sedans(5)	—	—	—	8,816	25,600

Total	42,199	60,018	63,009	73,954	100,218

(1)	The weighted average number of shares outstanding for the years ended December 31, 1999 and 2000 was adjusted to retrospectively take into account the effect of the bonus share issuances effected in 1999 and on April 14, 2000.
(2)	On April 14, 2000, Brilliance China Automotive’s shares traded on the New York Stock Exchange, Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS. The calculation of earnings and cash dividends per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADS had been in existence throughout all the years presented and that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).
(3)	Calculated at an exchange rate of US$1.00=Rmb 8.28, the noon buying rate for Renminbi on December 31, 2003, as if ADSs were in issue during the years presented. Brilliance China Automotive declared cash dividends per ordinary share in each of 2003, 2002, 2001, 2000 and 1999. In 1999, the dividends were paid in U.S. dollars, while in 2000, 2001, 2002 and 2003, the dividends were paid in H.K. dollars.
(4)	Commercial production of standard minibuses ceased at the end of 1999.
(5)	Commercial production of Zhonghua sedans began in August 2002.

Exchange Rate Information

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
1999	8.2795	8.2785	8.2800	8.2770
2000	8.2773	8.2784	8.2799	8.2765
2001	8.2761	8.2769	8.2776	8.2761
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
January 2004	8.2768	8.2769	8.2772	8.2768
February 2004	8.2769	8.2771	8.2773	8.2769
March 2004	8.2770	8.2772	8.2774	8.2767
April 2004	8.2771	8.2769	8.2772	8.2768
May 2004	8.2769	8.2771	8.2773	8.2768
June 2004 (through June 21, 2004)	8.2766	8.2767	8.2768	8.2766

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Since January 1, 1994, the date of the unification of China’s foreign currency exchange system, there have not been significant differences between the noon buying rate, the People’s Bank of China rate and the Shanghai swap center rate.
(2)	Determined by averaging the rates on the last business day of each month during the respective year and on the last business day of each week during the respective month.

Risk Factors

     Brilliance China Automotive is subject to various changing competitive, economic, political and social conditions in China, as well as special concerns and significant risks not usually encountered by a United States company. These include the following:

Risks Relating to Brilliance China Automotive Minibus and Sedan Businesses

If demand for minibuses and sedans in China does not increase, and if Shenyang Automotive does not increase its market share, the ability of Shenyang Automotive to increase its sales volume will be adversely impacted.

     The success of Brilliance China Automotive’s business strategy will depend on the ability of its 51%-owned subsidiary, Shenyang Brilliance JinBei Automobile Co., Ltd., or Shenyang Automotive, to increase substantially its sales volume. Such an increase can only be achieved if Shenyang Automotive increases its market share or if there is an overall increase in the size of the minibus and sedan markets in China. Shenyang Automotive’s sales of minibuses increased by 24.3% from 60,018 units to 74,618 units, between 2000 and 2003, and overall sales of minibuses in China increased by 77.8% from 247,670 units in 2000 to 440,240 units in 2003. Shenyang Automotive also sold 8,816 units and 25,600 units of its Zhonghua sedan in 2002 and 2003, respectively. Overall unit sales of sedans in China also increased between 2000 and 2003 by 223.1% from 610,138 units in 2000 to 1,971,601 units in 2003. There has been recently reported a general decline in demand for automobiles in China resulting from new economic measures instituted by the Chinese government to slow the rate of growth of its economy. In light of this industry-wide decline in demand, as well as other factors, there can be no assurance that demand for Shenyang Automotive’s minibuses and sedans will continue to increase. A decline in the rate of such demand relative to domestic minibus and sedan production capacity could have an adverse impact on the ability of Shenyang Automotive to increase its sales volume.

Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.

     Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to Brilliance China Automotive’s continued success. Brilliance China Automotive’s ability to strengthen its position within its traditional minibus segment while expanding into additional market segments with new products, such as sedans, will play a key role in determining its future success. In order to compete successfully within its traditional markets, as well as enter new markets with new product offerings, Brilliance China Automotive must assess trends in consumer preferences, modify existing products or develop new products to match those trends and deliver to market these newly developed or modified products before such preferences change. Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.

There are significant risks involved in Shenyang Automotive’s recent commercial introduction of new sedan models.

     The commercial introduction by Shenyang Automotive of new sedan models in August 2002 involved and continues to involve significant risks, including the ability of Brilliance China Automotive and Shenyang Automotive to obtain adequate financing, dependence on components suppliers and competition from other domestic and foreign passenger vehicle producers. While Shenyang Automotive has been able to successfully develop, manufacture and launch its Zhonghua sedans, there can be no assurance that Shenyang Automotive will be able to continue to successfully market and sell these sedans.

There are significant risks involved in Brilliance China Automotive’s joint venture with BMW to produce BMW sedans in China.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Company Limited, or SJAI, entered into a joint venture contract with BMW Holding BV, or BMW Holding, to assemble, produce and sell BMW designed and branded sedans in China. Production began in September 2003 and the 3-Series and 5-Series sedans were formally launched in China in October and November 2003, respectively. There are significant risks involved in this joint venture, including, but not limited to, the ability of the joint venture to obtain adequate financing as and when necessary, obtain timely delivery of imported components and parts, source necessary components at competitive prices, successfully develop, manufacture, market and sell BMW sedans in China, and obtain appropriate approvals for its new products from governmental authorities in China. Brilliance China Automotive currently has a 49.0% effective interest in the joint venture and provides guarantees for the performance of all obligations of SJAI, including required capital contributions.

The ownership of Brilliance China Automotive by its largest shareholder is currently the subject of litigation.

     On January 21, 2003, a writ brought by Broadsino Finance Company Limited, or Broadsino, as plaintiff was filed with the Supreme Court of Bermuda and an ex parte court order dated January 22, 2003 granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of Brilliance China Automotive in Bermuda. Brilliance China Automotive and four directors of Brilliance China Automotive, among others, are defendants in these proceedings. The writ alleged that Brilliance China Automotive was aware that the interest of the Chinese Financial Education Development Foundation, a former significant shareholder, in 1,446,121,500 Shares, representing a 39.45% ownership interest of the then outstanding share capital of Brilliance China Automotive, was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited, or Huachen, a company wholly owned by the Liaoning Provincial Government. Upon application by Brilliance China Automotive, the court order was discharged by a judgment of the Supreme Court of Bermuda given on February 11, 2003. On March 10, 2003, Brilliance China Automotive filed a summons at the Supreme Court of Bermuda to have Broadsino’s writ and statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On December 31, 2003 the Supreme Court of Bermuda issued its judgment on the strike-out proceedings, and struck out the writ in respect of legal proceedings brought by Broadsino against Brilliance China Automotive. On March 4, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused. On June 17, 2004, Broadsino made an ex parte application for leave to appeal to the Court of Appeal of the Supreme Court of Bermuda. The Court of Appeal granted Broadsino’s application for leave and the matter has been adjourned for an inter partes hearing, which is expected to take place in the November 2004 session of the Court of Appeal.

     On August 7, 2003, a lawsuit was filed in U.S. federal court by the former Chairman of Brilliance China Automotive and others against the Liaoning Provincial Government relating to Huachen’s ownership of Brilliance China Automotive. Brilliance China Automotive is not a party to the lawsuit nor has it received any notice or document relating to the lawsuit. Brilliance China Automotive understands that the Liaoning Provincial Government has sought advice from its legal advisors and is currently taking actions to defend the claim.

     The directors of Brilliance China Automotive do not believe the recent litigation in Bermuda or any other litigation based on similar claims in other jurisdictions have had or will have a significant impact on the financial position of Brilliance China Automotive. See “Item 8 — Financial Information — Legal Proceedings” for further details of these litigation proceedings.

Failure by Brilliance China Automotive to continue to form and maintain alliances with foreign automobile manufacturers could adversely affect its competitiveness.

     In order for Brilliance China Automotive to remain competitive and obtain additional technology and financing, it is crucial that it enters into and maintains alliances with foreign motor vehicle manufacturers. This is particularly true since China entered the World Trade Organization, or the WTO, in November 2001. As a result of the reduction in import restrictions, more automobile manufacturers have been and will be entering China’s motor vehicle market. If Brilliance China Automotive cannot maintain its existing alliances with Toyota and BMW or form strategic alliances with other foreign automobile manufacturers regarding the establishment of joint ventures and the procurement of necessary components on commercially beneficial terms, its competitive position will be adversely affected.

The inability of Shenyang Automotive to access Toyota’s technical resources to upgrade its products, or Toyota’s provision of assistance to any of Shenyang Automotive’s competitors could negatively impact Shenyang Automotive’s sales and competitive position.

     Shenyang Automotive has historically relied to a significant extent on Toyota for technical assistance for its minibuses. On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2002. In the first quarter of 2004, the Granvia, which is marketed under the brand name Grace when sold in China by Brilliance China Automotive, entered into commercial production, with more than 60% of its parts and components from domestic sources. Although Shenyang Automotive has introduced new products, including its successful mid-priced minibus, incorporating styling and engineering refinements and modifications without assistance from Toyota, lack of access to Toyota’s technical resources may limit Shenyang Automotive’s ability to upgrade significantly its existing Toyota-designed products. Failure to update its existing models could eventually result in Shenyang Automotive’s products becoming technologically inferior to its competitors’ products, which could have an adverse impact on Shenyang Automotive’s sales. Although Brilliance China Automotive has no knowledge of any intention of Toyota to produce, or assist a current or potential competitor in the production of, minibuses similar to those of Shenyang Automotive in China, neither Brilliance China Automotive nor Shenyang Automotive could prohibit Toyota from doing so.

As a result of equity restrictions on Sino-foreign joint ventures, Brilliance China Automotive’s ability to increase its investments in its joint ventures will be limited by the ability of its partners to contribute proportionate funds, which could have a negative impact on the business prospects of these joint ventures.

     Brilliance China Automotive owns currently equity interests of 51%, 50% and 50%, respectively, in Shenyang Automotive, Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, and Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., or Shenyang Xinguang Brilliance, each of which is a Sino-foreign equity joint venture. Shenyang Automotive was established as a Sino-foreign equity joint venture enterprise in July 1991. In China, foreign ownership of motor vehicle and motor vehicle engine manufacturers established subsequent to the adoption of relevant government policies in 1994 is currently limited to 50%, although such restrictions are expected to be relaxed with respect to Chinese automobile engine manufacturers as WTO requirements are implemented. As a result, Brilliance China Automotive is not allowed to increase its percentage ownership in these joint ventures. In the event any of these joint ventures requires additional equity investment, Brilliance China Automotive would not be able to make such investment unless the joint venture partner also proportionally contributed in order to maintain their respective ownership interests. There can be no assurance that sufficient funds will be available to Brilliance China Automotive’s joint venture partners if and when Brilliance China Automotive seeks to increase its investment in the joint ventures. In addition, to the extent that Brilliance China Automotive’s joint venture partners do not agree to additional equity investments or are unable to contribute proportionate funds on a timely basis, capital expenditure plans preferred by Brilliance China Automotive may have to be reduced or restructured and the business prospects of these joint ventures may be adversely affected.

Any delay or disruption in Shenyang Automotive’s ability to obtain engines from Toyota could limit Shenyang Automotive’s ability to produce its deluxe minibuses.

     While Shenyang Automotive is currently in the process of replacing the Toyota engines used in some of its minibus models with Mitsubishi and Mianyang Xinchen engines, currently most of the engines installed in Shenyang Automotive’s deluxe minibuses are purchased from Toyota on a commercial basis. Shenyang Automotive generally maintains an inventory of Toyota engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption to its supply of engines from Toyota. Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could, however, hinder Shenyang Automotive’s ability to import engines. An extended disruption or reduction in Shenyang Automotive’s supply of Toyota engines would consequently limit Shenyang Automotive’s ability to produce deluxe minibuses.

Any delay or disruption in Shenyang Automotive’s ability to obtain Mitsubishi engines could limit Shenyang Automotive’s ability to produce its Zhonghua sedans.

     Currently all of the Mitsubishi engines installed in Brilliance China Automotive’s Zhonghua sedans are purchased from Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, on a commercial basis. Shenyang Aerospace is an associated company of Brilliance China Automotive, in which Brilliance China Automotive has a 12.8% equity interest. See “Item 4 — Information on the Company — Business Overview — Other Significant Subsidiaries, Jointly Controlled Entities and Associated Companies — Shenyang Aerospace.” Shenyang Automotive is currently in discussions with other domestic and overseas engine manufacturers, with a view to broadening its engine sourcing for the Zhonghua sedans, including using foreign designs to produce domestically engines for sedans and minibuses. Shenyang Automotive generally maintains an inventory of Mitsubishi engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption to its supply of Mitsubishi engines from Shenyang Aerospace. However, there can be no assurance that Shenyang Automotive will at all times be able to obtain a steady supply of Mitsubishi engines from Shenyang Aerospace. An extended disruption or reduction in Shenyang Aerospace’s supply of Mitsubishi engines to Shenyang Automotive would consequently limit Shenyang Automotive’s ability to produce its Zhonghua sedans.

If Brilliance China Automotive fails to upgrade the production facilities of Shenyang Automotive in a timely and cost-efficient manner, its businesses, financial condition and results of operation may be negatively affected.

     In order to maintain its competitive edge, Brilliance China Automotive’s strategy is to continuously upgrade the production facilities of Shenyang Automotive, including molding, welding, painting and assembly facilities. Any failure or delay in implementing such upgrading plans in a timely and cost-efficient manner could limit Shenyang Automotive’s future growth and have a material adverse effect upon Brilliance China Automotive’s businesses, financial condition and results of operations.

Shenyang Automotive’s competitors may have access to more advanced technology, greater financial resources and more substantial support from the Chinese government, which could negatively affect Shenyang Automotive’s competitive position.

     Some of Shenyang Automotive’s competitors have formed joint ventures with, or licensed technology from, foreign automobile manufacturers, and others may do so in the future. These competitors may have access to greater financial resources than Brilliance China Automotive or to technology and equipment that are more advanced than the technology and equipment utilized by Brilliance China Automotive. In addition, some of Shenyang Automotive’s potential competitors may receive substantial support from the Chinese government, including priority access to loans, favorable import quotas and tariffs, expedited approvals of proposed projects and products and preferential tax treatment. Such advantages may make it difficult for Shenyang Automotive to compete with these other automobile manufacturers.

Huachen, as Brilliance China Automotive’s substantial shareholder, may not always act in the best interest of other shareholders.

     Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, currently owns 39.4% of the issued and outstanding shares of Brilliance China Automotive, which it acquired from the Chinese Financial Education Development Foundation in December 2002. Accordingly, Huachen is entitled to cast 39.4% of the votes on all matters voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the applicable laws and regulations), and therefore is able to exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive. Such influence could preclude the ability of minority shareholders to influence important business decisions of Brilliance China Automotive, and may result in actions or omissions by Brilliance China Automotive that are not in the best interest of the minority shareholders.

Significant changes in the cost or availability of raw materials or components may have a material adverse impact on Brilliance China Automotive’s results of operations.

     Brilliance China Automotive has established stable relationships with over 400 suppliers in China and sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. Brilliance China Automotive has also made significant progress in increasing the domestic component content of its products. However, certain principal components of Brilliance China Automotive’s products, including those used in the BMW joint venture’s sedan production, continue to be imported from Toyota, BMW and other overseas suppliers. Because certain components are imported from Toyota, BMW and other suppliers in Japan and Europe, the costs as well as availability of such components may be affected by foreign exchange, exchange rates, import restrictions, customs clearance, shipment schedules and import duties and consequently drive up Brilliance China Automotive’s costs of production. In addition, unexpected disruptions in the supply of certain components, particularly from foreign suppliers, may also require using alternative suppliers or cause delays in the production process. Furthermore, increases in the price of electricity or certain raw materials, such as steel, may result in increased costs of production. Significant changes in the cost or availability of raw materials or components may have an adverse impact on Brilliance China Automotive’s results of operations.

Product liabilities and recall claims may adversely affect Brilliance China Automotive’s results of operation.

     Manufacturers and sellers of defective products in China may be subject to liability for losses and injury caused by such defective products under China’s laws. However, there is currently no compulsory legal requirement for automobile manufacturer to maintain insurance coverage in respect of production interruption, product liability or damage to third party properties. Neither Brilliance China Automotive nor Shenyang Automotive carries product liability insurance or insurance against losses due to production insurance, product recalls or damage to third party properties. Brilliance China Automotive cannot guarantee that product liability claims will not be brought against Brilliance China Automotive or its subsidiaries and affiliates in the future, and, if such claims are successful, that such claims will not have a material adverse impact upon Brilliance China Automotive’s results of operations, or that the Chinese government will not impose new requirement for sufficient insurance to be maintained to cover the risks associated with Brilliance China Automotive’s China operations, including those of Shenyang Automotive and the BMW joint venture.

Brilliance China Automotive is required to comply with increasingly stringent environmental standards applicable to its minibus and manufacturing facilities.

     Brilliance China Automotive’s production facilities are subject to government pollution regulations enforced by the relevant local government. In addition, the Chinese government has set vehicle safety, exhaust and performance standards with which Brilliance China Automotive must comply. Brilliance China Automotive’s operations are sensitive to changes in the Chinese government’s environmental policies relating to all aspects of the automobile manufacturing. There is no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of Brilliance China Automotive.

Risks Relating to the Minibus and Sedan Industries in China

Competition in China’s minibus and sedan industry could lead to further competitive pricing pressure.

     China’s minibus and sedan industry is highly competitive in terms of vehicle quality, pricing, choice of models, reliability, safety, fuel economy, customer service and financing terms. Many participants, particularly in the sedan industry, have announced plans to increase production capacity in China. Increasing capacity within the industry is likely to intensify further competitive pricing pressure, particularly in the event of an economic downturn in China.

Reduced tariffs and import restrictions on foreign-made motor vehicles and motor vehicle components as a result of China’s entry into the WTO may lead to increased competition for Brilliance China Automotive.

     The Chinese government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of China’s admission to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China has committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO. Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003. In 2003, the average import tariffs on automotive components for the deluxe minibuses, Grace minibuses, and Zhonghua sedans was 14.5%, 13.2%, and 14.6%, respectively. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% for 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% for 2003. Current tariffs are 34.2% for vehicles with nine seats or less, and 37.6% for vehicles with nine seats or more. All of these tariffs levels are scheduled to be further reduced by 2006. Although lower tariffs and reduced import restrictions may benefit Brilliance China Automotive in terms of lower cost of imported components, lower tariffs and reduced import restrictions could also lead to a substantial increase in the number of minibuses, sport utility vehicles, sedans and other motor vehicles imported into China, thereby significantly increasing competition in Brilliance China Automotive’s current and proposed markets.

Extensive governmental regulations on the automobile industry in China may limit the flexibility of Brilliance China Automotive to respond to market conditions and competition.

     The Chinese government has implemented extensive policies and regulations for the passenger automobile industry, including policies and regulations relating to market entry, vehicle safety and emissions standards, exhaust and performance standards, pollution levels of vehicle production facilities, pricing, vehicle and component import tariffs and foreign ownership of interests in vehicle and component manufacturers. In addition, every new product type must be approved by the Chinese government before it can be introduced into the market. This approval process can sometimes be lengthy, and can impact the ability of Brilliance China Automotive to introduce new products in a timely manner. This regulatory framework may limit the flexibility of Brilliance China Automotive to respond to market conditions or competition. The cost of complying with these policies and regulations can also be significant. Brilliance China Automotive’s operations are sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. There can be no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of Brilliance China Automotive.

China automobile industry is significantly dependent upon the state of China economy.

     Performance of China automobile industry is highly dependent on general economic conditions and the purchasing power of consumers in China . Thus, the revenue and profits of Brilliance China Automotive are subject to cyclical fluctuations and may be adversely affected by any unfavorable changes in the economic conditions in China.

Risks Relating to China’s Economy and Regulatory System

Currency exchange risks could affect Brilliance China Automotive’s cross-border transactions.

     Brilliance China Automotive is subject to risks associated with cross-border transactions, including foreign currency exchange rate risks relating to its purchase of automotive components from Toyota in Japan and other overseas suppliers. During 2003, imported components comprised approximately 24% of the total costs of deluxe minibuses (approximately 52% of the total costs of the Grace deluxe minibus specifically) and approximately 26% of the total costs of the Zhonghua sedan. Changes in foreign currency exchange rates also affect the costs of foreign-manufactured components imported by Chinese manufacturers of larger components, such as engines, which we purchase domestically.

Budgetary constraints on China’s government entities and state enterprises could affect Shenyang Automotive’s sales and pricing of products.

     Brilliance China Automotive believes that approximately 18% and 20% of Shenyang Automotive’s 2003 revenues from minibuses and sedans, respectively, were derived from sales to governmental agencies and certain state-run enterprises. Because of Shenyang Automotive’s customer composition, sales and pricing of its products can be affected by budgetary constraints applicable to government entities and state enterprises.

Brilliance China Automotive’s results of operations and financial position are affected to a significant degree by economic, political and legal developments in China.

     Substantially all of Brilliance China Automotive’s assets are located in China and substantially all of Brilliance China Automotive’s revenues are derived from China. Accordingly, Brilliance China Automotive’s results of operations and financial position are subject to a significant degree to economic, political and legal developments in China. Since 1978, the Chinese government has been reforming its economic system. Many of the reforms are unprecedented or experimental, and are expected to undergo future change. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, changes in foreign exchange rate policies, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further adjustment of the reform measures. There can be no assurance that the reforms in the economic system in China will continue or that Brilliance China Automotive will not be adversely affected by changes in political, economic and social conditions in China, including changes in political leadership or by the adoption of additional or revised reform measures.

Any significant disruption of China’s banking system could materially and adversely affect Brilliance China Automotive’s ability to obtain credit.

     Most major banks in China are owned by the Chinese government. Most of these banks have historically extended significant amounts of loans according to governmental policy rather than for commercial reasons. As a result, these banks currently have significant loans outstanding to state-owned enterprises, many of which have incurred recurring and material losses. Consequently, many banks in the China have substantial levels of loans that are not current with respect to payments of either interest or principal and may not have made adequate provisions to cover potential losses on these loans. Any significant disruption of China’s banking system could materially and adversely affect Brilliance China Automotive’s ability to obtain credit and the economic environment in which it conducts its business and may also affect its customers and distributors.

Shenyang Automotive’s ability to obtain sufficient foreign exchange to satisfy its requirements is dependent on authorization of the State Administration of Foreign Exchange.

     Substantially all of the revenues of Brilliance China Automotive are denominated in Renminbi, while some of their operating expenses and capital expenditures are denominated in foreign currencies. The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of Renminbi into foreign currency. There can be no assurance that the current authorizations for foreign-invested enterprises, such as Shenyang Automotive, to retain their foreign exchange to satisfy foreign exchange liabilities or to pay dividends in the future will not be limited or eliminated or that Shenyang Automotive will be able to obtain sufficient foreign exchange to pay dividends and to satisfy its other foreign exchange requirements.

     See also “Government Regulation” and “Environmental Matters” in “Item 4 — Information on the Company”, “Item 5 — Operating and Financial Review and Prospects,” “Item 8 — Financial Information — Legal Proceedings” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk”.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of Brilliance China Automotive

     Brilliance China Automotive Holdings Limited was established as an exempted company with limited liability under the laws of Bermuda on June 9, 1992. Brilliance China Automotive’s principal place of business is Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong, telephone number: (852) 2523-7227.

     Brilliance China Automotive was initially established to hold a 51.0% interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd.), or Shenyang Automotive, currently the leading manufacturer and distributor of minibuses in China and also the manufacturer of Zhonghua sedans. Shenyang Automotive was established as a Sino-foreign equity joint venture enterprise on July 22, 1991. The term of Shenyang Automotive is perpetual as a result of an amendment made to Shenyang Automotive’s joint venture contract in February 2003. The other 49.0% of Shenyang Automotive was owned by Shenyang JinBei Automotive Company Limited (formerly Shenyang Brilliance Automotive Company Limited and FAW-JinBei Automotive Company Limited), or JinBei.

     On December 29, 2003, Brilliance China Automotive, through Shenyang Xinjinbei Investment and Development Co., Ltd., or SXID, and Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, its 99.0% and 98.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang Xinjinbei Investment Co., Ltd, or SXI. SAIAM and SXI own 29.9% and 11%, respectively, of the issued share capital of JinBei. Upon receipt of the necessary governmental approvals for this transaction, Brilliance China Automotive will have an effective interest of approximately 40.1% of JinBei, thereby increasing its effective interest in Shenyang Automotive from 51.0% to approximately 70.7%. This acquisition is expected to be completed in the second half of 2004.

     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. On May 18, 1998, Brilliance China Automotive acquired 50% and 51% equity interests, respectively, in Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, a manufacturer of gasoline engines for use in passenger vehicles and light duty trucks, and Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, a producer of automobile windows and window molding and stripping. Mianyang Xinchen is a Sino-foreign joint venture whose 50-year term will expire in 2048. Ningbo Yuming is a wholly foreign-owned enterprise with a 50-year term that will expire in 2043.

     On October 12, 1998, June 9, 2000 and July 3, 2000, Brilliance China Automotive established wholly owned subsidiaries (1) Shenyang XingYuanDong Automobile Component Co., Ltd., or Xing Yuan Dong, (2) Ningbo Brilliance Ruixing Auto Components Co., Ltd., or Ningbo Brilliance Ruixing, and (3) Mianyang Brilliance Ruian Automotive Components Co., Ltd., or Mianyang Brilliance Ruian, respectively, to centralize and consolidate the sourcing of automotive parts and components for Shenyang Automotive, Ningbo Yuming, and Mianyang Xinchen, respectively. In 2001, all three companies, in order to maintain their preferential tax treatment from the Chinese government, also began manufacturing automotive components as well.

     On December 11, 2000, Brilliance China Automotive acquired from Brilliance Holdings Limited, an affiliated company, a 50.0% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. Shenyang Automotive is a major customer of each of these companies. Brilliance China Automotive believes that the acquisition of these components suppliers has enabled it to maintain the quality and ensure a stable supply of certain key components required for the production needs of Shenyang Automotive.

     At the end of 1998, Shenyang Automotive began to construct new production lines for the manufacture of sedans and multi-purpose vehicles, or MPVs. These new production lines were completed in mid-2002, and reached a total annual production capacity of 100,000 sedans or MPVs as at the end of 2002. Beginning in 1999, Shenyang Automotive implemented an expansion of its minibus facilities that resulted in an increase in its annual production capacity for deluxe and mid-priced minibuses from 40,000 units to 70,000 units in 2002 (based on two shifts per day). The stamping and assembly workshops currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. In 2003, Shenyang Automotive constructed a new painting facility with a capacity of 120,000 units per year.

     Under an acquisition agreement dated April 25, 1998 between Shenyang Automotive and Shenyang State Assets Administration Bureau, Shenyang Automotive was to acquire a 21.0% indirect interest in Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, a Sino-foreign equity joint venture. A revised agreement was subsequently signed on August 15, 1999 among Shenyang Automotive, Shenyang State Assets Administration Bureau, Shanghai Brilliance Industrial Company Limited and Xing Yuan Dong, under which Shenyang Automotive’s effective interest in Shenyang Aerospace was reduced to 16.8% in exchange for cash consideration and the remaining 4.2% effective interest was transferred to Xing Yuan Dong at cost. At the completion of the transfer on May 25, 2000, Brilliance China Automotive’s indirect effective interest in Shenyang Aerospace was 12.8%.

     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota Motor Corporation for the transfer of technology relating to the fifth generation of the Toyota minibus, the Granvia, which Shenyang Automotive markets under the brand name Grace in China. Production of this minibus model based on semi-knockdown kits from Toyota began in the second half of 2002 and commercial production using domestic parts and components has commenced in the first half of 2004.

     The Zhonghua sedan, designed by the world-renowned Italdesign, was launched to the market in China in August 2002, after approval for production and sale of the Zhonghua sedan was obtained from the Chinese government in May 2002.

     In December 2002, Xing Yuan Dong disposed of its entire equity interest in the automobile-related product investment holding company, China Zhengtong Investment Holdings Co., Ltd. to an affiliated company at cost, or Rmb 480.0 million.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.55%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in the joint venture to 49.0%. The BMW joint venture received its business license on May 22, 2003 and introduced the BMW designed and branded 3-Series and 5-Series sedans in October and November of 2003, respectively, based on semi-knockdown kits supplied by BMW.

     Brilliance China Automotive currently has no acquisitions or divestitures planned or pending.

     For additional information see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

Business Overview

     Brilliance China Automotive’s core businesses are the manufacture and sale of minibuses and Zhonghua sedans in China through its subsidiary, Shenyang Automotive. We also have a joint venture with BMW to produce and sell 3-Series and 5-Series sedans in China. In 2003, Shenyang Automotive sold a total of 74,618 minibuses and 25,600 Zhonghua sedans, representing approximately 16.9% and 1.3% of all minibuses and sedans sold in China, respectively, during the same period. This represented a 14.6% increase from the minibus sales volume in 2002, and a significant increase in sedan sales due to the limited sedan manufacturing period in 2002. Brilliance China Automotive’s 49%-indirectly owned BMW joint venture also commenced production of the BMW-designed and branded sedans and sold 4,359 of the 3-Series and 5-Series sedans in the last quarter of 2003. Currently, Shenyang Automotive has an annual production capacity of 80,000 units of deluxe and mid-priced minibuses (based on two shifts per day), 120,000 units of deluxe and mid-priced minibuses (based on three shifts per day), and 100,000 units of Zhonghua sedans (based on two shifts per day).

     Shenyang Automotive’s production facilities are located in the industrial city of Shenyang, the capital of Liaoning Province in northeastern China. Shenyang Automotive’s principal products are the deluxe minibus, the mid-priced minibus and the Zhonghua sedan. The mid-priced minibuses accounted for approximately 49.1% of the total sales revenue of Shenyang Automotive and its subsidiaries in 2003, compared with 62.8% of total sales revenue in 2002. This percentage decrease is primarily due to the increase in sales of the Zhonghua sedans in 2003 resulting from the first full year of production for the sedans. The deluxe and mid-priced minibuses are 8 to 15-seat minibuses adapted from Toyota’s Hiace and Granvia minibuses.

     In early 2000, Shenyang Automotive successfully launched an electronic fuel injection mid-priced minibus model, which passed the stricter gasoline vehicle emission standards implemented on January 1, 2000 by Beijing, Tianjin and Yunnan Province. These emission standards have since been adopted nationwide in China. In early 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this engine in the mid-priced minibus, currently all of Shenyang Automotive’s minibuses meet European II emission standards. In 2004, the Chinese government began to encourage its automobile manufacturers to meet the European III emission standards. Shenyang Automotive expects both its minibuses and Zhonghua sedans to meet European III emission standards in the second half of 2004.

     Shenyang Automotive commenced production of the fifth generation of the Toyota minibus, the Granvia, based on semi-knockdown kits supplied by Toyota in 2003 and also commenced commercial production of the Granvia using domestic parts and components in the first quarter of 2004.

     Shenyang Automotive’s sales volume grew 35.5% from 73,954 units in 2002 to 100,218 units in 2003. The 2003 figure includes 74,618 minibuses and 25,600 Zhonghua sedans. In addition to these sales, our joint venture, BMW Brilliance Automotive Ltd., or BMW Brilliance, sold 4,359 BMW-branded sedans in 2003. Shenyang Automotive’s sales growth in China has been supported by a substantial network of more than 800 minibus distributors, including over 250 exclusive minibus distributors, and over 110 sedan distributors, as well as over 330 after-sales service centers for minibuses and over 150 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, combining sales, after-sales service, spare parts and surveys in one location. As of the end of 2003, Shenyang Automotive had over 80 4S dealership outlets for minibuses and over 70 authorized 4S dealership outlets for Zhonghua sedans nationwide.

     For the year ended December 31, 2003, Brilliance China Automotive reported sales of Rmb 10,109.6 million (US$1,221.0 million) and net income of Rmb 780.8 million (US$94.3 million), representing an increase of approximately 38.1% and 27.9%, respectively, compared to 2002.

Principal Products

     Shenyang Automotive’s principal products are (1) minibuses and (2) Zhonghua sedans.

     Shenyang Automotive’s principal minibus products are the deluxe minibus and the mid-priced minibus, which constituted approximately 12.7% and 49.1% of total 2003 sales revenue, respectively. These vehicles are used primarily for passenger transportation but can also be modified for use as police vans, ambulances or other specialty vehicles. Shenyang Automotive sells all of its minibuses under the JinBei brand name in a variety of models designed to meet the requirements of particular market segments. Brilliance China Automotive believes that Shenyang Automotive’s minibuses have established a reputation in China for high quality and reliability that has enabled Shenyang Automotive to maintain its market-leading position in recent years. Shenyang Automotive commenced production of the high-end Grace model in 2002 based on semi-knockdown kits from Toyota and now produces them using domestic parts and components.

     Shenyang Automotive’s Zhonghua sedan was introduced to the commercial market in China in August 2002 and constituted approximately 15.3% and 33.1% of total sales revenue in 2002 and 2003, respectively. The initial model was a five-seat manual transmission sedan with a 4-cylinder, 2.0-liter Mitsubishi engine. Shenyang Automotive now also produces manual transmission Zhonghua sedans with 2.4-liter engines and automatic transmission versions with both 2.0-liter and 2.4-liter engines.

     In 2003, Brilliance China Automotive has increased its market share in the Chinese sedan market with both the increased sales of Shenyang Automotive’s Zhonghua sedan and the launch of the BMW 3 and 5 Series sedans produced by the BMW joint venture.

     The following table sets forth certain information with respect to Shenyang Automotive’s principal products as of the date of this annual report.

	Deluxe
	Minibus	Deluxe		Zhonghua	Zhonghua
	(Granvia	Minibus	Mid-priced	Sedan	Sedan
	“Grace” Model)	(Hiace Model)	Minibus	Version 2.0	Version 2.4
Maximum number of passengers	7-8	15	15	5	5

Engine type	Toyota 4-cylinder 2.7-liter gasoline engine	Toyota 4-cylinder 2.4-liter gasoline engine	Mianyang Xinchen and Shenyang Xinguang 4-cylinder 2.2 liter gasoline engine	Mitsubishi 4-cylinder 2.0 liter gasoline engine	Mitsubishi 4-cylinder 2.4 liter gasoline engine

Horsepower	105	100.6	92.5	122	130

Price Range in Rmb(1)	180,000-363,000	178,800-277,800	73,800-159,800	169,800	188,800

Fuel Consumption (Liters/100 km)(2)(3)	10	10	9.8	6.5 (MT)/ 7.6 (AT)	6.8 (MT)/ 7.6 (AT)

Maximum speed(3)	158 km/hr	130 km/hr	130 km/hr	190 km/hr (MT)/ 185 km/hr (AT)	195 km/hr (MT)/ 185 km/hr (AT)

Domestic component content	60%	80%	100%	70-75%	70-75%

Length	4.7 m	4.8 m	4.8 m	4.88 m	4.88 m

(1)	Actual price depends on specific model.
(2)	Based on an average speed of 50-55 kilometers per hour for minibuses and 80 kilometers per hour for sedans.
(3)	MT denotes manual transmission and AT denotes automatic transmission.

     The following table sets forth certain information with respect to the BMW joint venture’s principal products as of the date of this annual report.

	BMW	BMW
	Joint Venture 3-Series Sedan	Joint Venture 5-Series Sedan
Models	Series 318 and 325	Series 520, 525 and 530

Maximum number of passengers	5	5

Engine types	BMW 6-cylinder 1.8 liter and 2.5 liter gasoline engines	BMW 6-cylinder 2.0 liter, 2.5 liter and 3.0 liter gasoline engines

Horsepower	143 - 192 bhp	170 - 231 bhp

Price range in Rmb(1)	398,000 - 468,000	578,000 - 698,000

Fuel Consumption (Liters/100 km)(2)	8.1 - 9.5	9.8 - 9.9

Maximum speed	218 - 240 km/hr	230 - 250 km/hr

Length	4.47 m	4.84 m

(1)	Actual price depends on specific model.
(2)	Based on an average speed of 80 kilometers per hour.

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

     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2002. Shenyang Automotive began producing the Granvia using domestic parts in the first quarter of 2004. The Granvia is marketed under the brand name Grace when sold in China by Shenyang Automotive. The Grace minibus exhibits several improvements over the fourth generation minibus, including more responsive performance when carrying heavy loads, better handling, better maneuverability, 360-degree interior moveable seats, and a more luxurious and comfortable interior.

     Mid-priced minibus. The mid-priced minibus was developed by Shenyang Automotive and was commercially introduced in the second half of 1996. Shenyang Automotive produces two principal mid-priced minibus models, both of which are based on the deluxe minibus and share the same styling and body of the deluxe minibus, with the principal difference being the engine. By equipping the majority of these models with a domestically manufactured Mianyang Xinchen or Shenyang Xinguang engine, Shenyang Automotive is able to sell them for significantly less than the deluxe minibus, yet still maintain function and quality standards for these models that are only slightly lower than the deluxe minibus. This has allowed the mid-priced minibus models to compete more effectively in terms of price with other domestically produced products. See “— Competition” below. These mid-priced models include the Aurora, a version derived from a similar model from the deluxe line but with more local content, and the Shuttler, which features a multi-point injection (MPI) system, improved air conditioning and flexible seating that allows it to be used as both a passenger and goods vehicle.

     In 2002, Shenyang Automotive introduced three new minibus models to the market, including mid-priced minibuses that utilize Mitsubishi engines. In September 2003, Shenyang Automotive launched the face-lift versions of these minibus models. As a result, Shenyang Automotive has further consolidated its position in the market place, while continuing to remain price competitive with its rivals.

     In 2002, Shenyang Automotive invested approximately Rmb 129.0 million on a mold for the new Grace minibus. In 2003, Shenyang Automotive invested approximately Rmb 760.0 million (US$91.8 million) on new minibus painting facilities, new molds for the Grace minibus, and upgrading the minibus welding and assembling workshops. As of the end of 2003, the upgraded facilities and workshops increased minibus capacity to 80,000 units per year (based on two shifts) and 120,000 units per year (based on three shifts). Brilliance China Automotive believes that its long-term interests require that Shenyang Automotive continue to expand its production capacity. Any increase in Shenyang Automotive’s future revenue will depend on its ability to continue to expand in a similar manner. Realization of its production and sales goals is also contingent upon other factors, including the development of new vehicle models, the ability to continue to achieve overall cost reductions, ongoing access to high-quality raw materials and domestic component manufacturers and maintenance of a large well-trained labor force, an effective distribution network and after-sales service capabilities.

     Zhonghua sedan. The Zhonghua sedan was designed by Italdesign and was commercially introduced by Shenyang Automotive in August 2002 after receiving approval from the Chinese government in May 2002. This sedan is designed to target the mid-priced sedan market segment, including governmental institutions, businesses and individual users in China. This sedan model was specifically designed for the Chinese market and utilizes a high degree of domestic component content, thereby offering cost advantages to consumers. In 2003, Shenyang Automotive spent approximately Rmb 200.0 million (US$24.2 million) on upgrading the Zhonghua production facilities and related dies and tools.

     On March 27, 2001, Brilliance China Automotive entered into a three-year technical assistance agreement with BMW under which BMW engineers provide consulting services to help in the initial stages of production of Zhonghua sedans at Shenyang Automotive’s sedan production facilities in Shenyang, including assistance in achieving and maintaining the desired level of production quality. This agreement expired in March 2004 and Brilliance China Automotive and BMW are currently in discussions regarding a similar agreement to be entered into directly between Shenyang Automotive and BMW to replace the original agreement.

     The following table sets forth Brilliance China Automotive’s revenues by category, for the years 2001 through 2003:

	2001		2002		2003
	Revenue		Revenue		Revenue
	(Rmb million)%		(Rmb million)%		(Rmb million)%
Minibus sales
Deluxe minibus	1,599	25.7	1,324	18.1	1,284	12.7
Mid-priced minibus	4,375	70.4	4,600	62.8	4,962	49.1
Zhonghua sedan(1)	—	—	1,117	15.3	3,345	33.1

Subtotal	5,974	96.1	7,042	96.2	9,591	94.9
Other sources of income(2)	244	3.9	277	3.8	519	5.1

Total	6,218	100.0	7,319	100.0	10,110	100.0

(1)	Commercial launch of the Zhonghua sedan occurred in August 2002.
(2)	Including sales of components.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and Zhonghua sedan sales revenue throughout China for the years 2001 through 2003:

	2001		2002		2003
Province/	Revenue		Revenue		Revenue
Municipality	(Rmb million)%		(Rmb million)%		(Rmb million)%
Beijing	770	12.9	1,122	15.9	1,686	17.6
Guangdong	1,855	31.1	1,445	20.5	1,502	15.7
Liaoning	763	12.8	773	11.0	964	10.1
Shanghai	1,072	17.9	1,129	16.0	720	7.5
Jiangsu	47	0.8	303	4.3	660	6.9
Shandong	222	3.7	238	3.4	465	4.8
Sichuan	248	4.2	133	1.9	383	4.0
Tianjin	98	1.6	115	1.6	257	2.7
Heilongjiang	107	1.8	147	2.1	212	2.2
Henan	87	1.5	80	1.2	168	1.8
Others	705	11.7	1,557	22.1	2,574	26.7

Total	5,974	100.0	7,042	100.0	9,591	100.0

BMW Joint Venture

     On March 14, 2003, Brilliance China Automotive received formal approval from the Chinese government with respect to the feasibility study for the establishment of a joint venture between BMW Holding, a wholly owned subsidiary of BMW AG, and SJAI, an indirect subsidiary of Brilliance China Automotive. On March 27, 2003, SJAI entered into a joint venture contract with BMW Holding in relation to the establishment of the joint venture in China. On April 28, 2003, Brilliance China Automotive, through its indirectly 90%-owned subsidiary, SXID, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI, thereby increasing its effective interest from 40.5% to 44.55%. On December 16, 2003, through Xing Yuan Dong, a wholly owned subsidiary of the company, Brilliance China Automotive increased its indirect interest in SJAI from 89.1% to 98.0% and thereby effectively further increased its interest in the BMW joint venture to 49.0%.

     The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively (equivalent to approximately Rmb 1,564 million and Rmb 4,692 million, respectively). As of December 31, 2003, Brilliance China Automotive injected Rmb 688.5 million into the joint venture. The joint venture is to be 50%-owned by each of SJAI and BMW Holding and has a term of 15 years starting from May 22, 2003, the date of issuance of the joint venture’s business license, which may be extended by mutual consent of the parties to the joint venture. The business scope of the joint venture is to produce and sell BMW-designed and branded passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products. Profits of the joint venture will be shared as to 50% by each of SJAI and BMW Holding, in proportion to their respective contributions to the registered capital of the joint venture. This joint venture contract prohibits Brilliance China Automotive from entering into similar ventures with other automobile manufacturers for the manufacture and sale of premium sedans in China.

     Brilliance China Automotive has agreed to provide a guarantee to BMW Holding in relation to the performance by SJAI of its obligations under the joint venture contract. A reciprocal guarantee has been provided by BMW AG to SJAI in respect of the obligations of BMW Holding under the joint venture contract. In addition, Brilliance China Automotive has been indemnified by SAIAM and Shenyang JinBei Automobile Industry Company Limited with respect to its liabilities under this guarantee to BMW Holding.

     On May 22, 2003, the business license for the joint venture was issued by the Shenyang City Administration for Industry and Commerce. Commercial production of BMW-designed and branded sedans commenced in September 2003 based on knockdown kits supplied by BMW. The 3-Series BMW sedans were launched in the market in October 2003 and the 5-Series were launched in November 2003. In the first quarter of 2004, the BMW joint venture began incorporating domestically produced components in its 3-Series sedans, but production of these vehicles is still primarily based upon complete knockdown kits supplied by BMW. The BMW joint venture’s 5-Series sedans are still generally manufactured using semi-knockdown kits from BMW. However, complete knockdown kits are now being used for the manufacture of a portion of these 5-Series sedans and these vehicles also began to include domestically produced components in the second quarter of 2004.

Production Process

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

•	Welding. The welding workshop consists of ten production stations that are each focused on a different section of the minibus. These lines were manufactured with Toyota technology and utilize a combination of manual welding and automatic robotic welding, the latter of which is utilized for the more difficult welding points. Each welding station is equipped with a domestically manufactured testing machine. The annual production capacity based on two shifts is 80,000 units and can be increased to 120,000 units based on three shifts.

•	Painting. Shenyang Automotive currently operates a 48,600 square foot painting workshop that was set up at the beginning of 2004 to enhance the production capacity. The new painting workshop has three floors, each with its own function. The new workshop has an annual production capacity of 120,000 units, with space reserved for expansion up to an annual production capacity of 150,000. The new workshop uses a painting method that combines the use of a conveyor, automated machine and robotic machine. Steps taken to prepare the vehicle body for painting include de-greasing, rinsing, phosphatization and electrophoretic coating. After each of the three coats of paint is applied by sprayer to the minibus body, it is dried in a heated drying chamber. The specialized pre-painting preparation of the vehicle allows the frame to withstand corrosion for 10 to 15 years. Also, the high standard of cleanliness in the painting workshop and the advanced paint sprayers used allow Shenyang Automotive to reduce environmental pollution, provide better working conditions for the painting workshop employees, conserve raw materials and ensure that each minibus receives three consistent, high-quality coats of paint. Finally, various quality control tests are conducted, including measurement of the luster and thickness of the paint on each vehicle.

•	Assembly. Shenyang Automotive’s final assembly workshop is equipped with a combination single slot, hanging and double slot conveyor. The conveyor is 570 meters long, has 86 separate workstations and is capable of producing minibuses at the rate of one every six minutes. Shenyang Automotive also developed jointly with the Shenyang Automation Research Center of the China Science Institute an automated lifting system that is used in the assembly of the power train, rear chassis and crank case, as well as a computerized hydraulic machine for carrying out the transfer from a single rail conveyor onto a hanging line conveyor — the first of its kind to be developed in China.

•	Testing. Shenyang Automotive employs an advanced comprehensive vehicle testing system to ensure that each vehicle conforms to specifications, including wheel alignment, exhaust emissions, steering, braking and engine and transmission performance. All of these final testing procedures are also supported by a comprehensive quality control staff that monitors each step of the production process. See “— Business Overview — Quality Control” below.

Zhonghua Sedan Production Process and Equipment

•	Stamping. At present, 104 pieces of large and medium parts of the Zhonghua sedan are produced in the stamping (or pressing) workshop. There are five large and medium pressing lines, among which the line producing large (2,300 ton) parts was imported from Schuler of Germany and is equipped with robots to handle automated production. There is also a 6300KN uncoiling and blanking line from Schuler, which can supply parts for up to seven production lines, as well as a

100-ton die spotting press imported from Kawasaki of Japan. The other pressing lines were purchased from a domestic equipment manufacturer.

•	Welding. The welding workshop is required to assemble and weld 279 separate panels, 12 machined parts, 8 roll-pressed parts and 36 standard parts. This line was designed, manufactured and installed by Kuka of Germany. The welding line consists of six zones and 223 stations, and is capable of spot-welding, carbon dioxide welding, project welding, T-stud welding, sealing, brazing and hemming. At present, there are 37 working robots in this workshop, which are used to weld, seal and inspect at the most important stations on the line. The SKID apparatus that transports components both on the ground and overhead ADSs speed and efficiency to the welding process.

•	Painting. Zhonghua sedans and the BMW-branded sedans share the same painting line. All of equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process include pre-treatment, E-coat, sealing, PVC, primer, top-coat and cavity wax. The painting line is highly mechanized and automated, with a central control system imported from Siemens. The painting line may switch paints of different colors within 10 seconds and 15 paints of different colors may be used in the same painting line. All of the paints and other materials utilized in paint workshop are high quality products sourced both from within China and abroad.

•	Assembly and Testing. The performance of the assembly and testing workshop is guided by an information system based on bar code technology. The layout of the final assembly shop is designed by Schenck Engineering of Germany and consists of the body buffer line, main production line, test line, water proof line, finishing line and marriage line, as well as various sub-lines and a rework area. The assembly line utilizes a double-track conveyer system for transporting the vehicles through each process.

BMW Sedan Production Process

     The automotive production process employed by the BMW joint venture is generally divided into four stages: welding, painting, assembly and testing. In each stage, the BMW joint venture utilizes equipment primarily imported from Germany. Each stage of the manufacturing process is also carefully monitored both by quality control engineers and through specialized testing equipment to ensure that the final product achieves the specified BMW Group quality standards.

•	Welding. The manufacturing and welding process in the welding workshop is performed according to the BMW Group’s global standard. The dimensional quality is checked with a state of the art CMM Machine from Wenzel Company of Germany. The sourced welding equipment is from Edag Company of Germany. The welding workshop contains stud welding, spot welding, mig welding and sealing operations. The line operators have been trained by BMW Group specialists and the process is controlled by BMW Group specialists from Germany. The quality checks and audits are consistent with those performed at other BMW Group plants.

•	Painting. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process are highly mechanized and automated, with a central control system imported from Siemens. All of the paints and other materials utilized in the paint workshop are high quality products sourced both from within China and abroad.

•	Assembly and Testing. The assembly workshop consists of two assembly areas, one of which uses a conveyor system designed by the German supplier AFT with 56 line stations in total, as well as handling devices for heavy parts from Dalmec Company. The finishing and testing equipment are located in the second area. A wide range of special equipment used in BMW Group plants worldwide is used to test 100% of the cars produced.

Raw Materials and Components

     Raw Materials. To ensure its supply of high-quality domestic raw materials, components and spare parts, Shenyang Automotive has established a stable relationship with over 400 suppliers in China in 2003. Shenyang Automotive sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. In 2003, approximately 60.7% of Shenyang Automotive’s components sourcing was handled through Xing Yuan Dong and Ningbo Brilliance Ruixing, Brilliance China Automotive’s wholly owned subsidiaries.

     Steel is our principal raw material. Shenyang Automotive purchases steel predominantly through the use of supply contracts. Since steel represented only approximately 5% of Shenyang Automotive’s cost of goods sold in 2003, the impact of rising steel prices on Shenyang Automotive’s overall production costs was not significant. Furthermore, this small increase to the costs for raw materials was more than offset by decreases in the costs of components due to the larger economies of scale now employed in the manufacture of components used in minibuses and an increase in the ratio of domestically produced components used in the Zhonghua sedans.

     Components. Shenyang Automotive has adopted a system that regularly evaluates its existing suppliers. These suppliers range from well-known international suppliers to domestic suppliers with special technology and know-how. In 2003, after conducting a comprehensive survey of its suppliers against an array of criteria, such as quality problem feedback ratio, production capacity, quality assurance systems and after-sales services, Shenyang Automotive retained 405 suppliers out of 480. Implementing this process has enabled Shenyang Automotive to build a stronger supplier network as the foundation for future growth.

     The domestic component content of the deluxe minibuses is currently 80% for the Hiace model and 60% for the Grace model. The principal components of the deluxe minibus (Hiace model) that continue to be imported are the engine and the rear axle, each of which is imported from Toyota. Shenyang Automotive is currently in the process of developing deluxe minibuses that would utilize Mitsubishi engines made by Shenyang Aerospace in order to offer a greater variety of products to its customers. These new models would likely have a higher domestic component ratio. Mitsubishi engines have already been installed in a limited number of deluxe minibus (Hiace model) units.

     The mid-priced minibus uses 100% domestic parts and the domestic component content of the Zhonghua sedan is over 70%. Brilliance China Automotive calculates domestic component content by “looking through” larger components, such as engines, produced by domestic Chinese entities to determine the percentage of such component’s own components that were manufactured outside China.

     Because certain components are imported from Toyota and other suppliers in Japan and Europe, the availability of foreign exchange, exchange rates, import restrictions and the level of import duties may affect the availability of certain components and Shenyang Automotive’s costs of production. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     Shenyang Automotive is required to pay import duties on imported automobile components. Shenyang Automotive was subject to an average tariff rate of 13.0% to 15.0% on imported components used in its minibuses and Zhonghua sedans in 2003. During 2003, imported components comprised approximately 24% of the total costs of all deluxe minibuses. In addition, imported components comprised 26% of the total costs of the Zhonghua sedan during 2003. Changes in foreign currency exchange rates also affect the cost of foreign-manufactured components imported by China’s domestic manufacturers to make larger components, such as engines, which we purchase domestically. The total aggregate import tariffs paid by Shenyang Automotive for 2003 were approximately Rmb 104.6 million (US$12.6 million). However, as a result of China’s admission to the WTO, import tariffs on motor vehicle components decreased to between 4.8% and 25% effective January 1, 2003. A decrease in import tariffs will result in a decrease in the percentage of the total cost of deluxe minibuses and sedans that imported components comprise.

     Brilliance China Automotive intends to continue its efforts to increase domestic component content for both deluxe minibuses and sedans, while at the same time emphasizing quality. See “Item 5 — Operating and Financial Review and Prospects”.

Other Significant Subsidiaries, Jointly Controlled Entities and Associated Companies

     Brilliance China Automotive believes that the acquisition of interests in strategic components suppliers has and will continue to broaden its revenue base, increase the reliability of the supply of certain core components of Shenyang Automotive’s and the BMW joint venture’s minibuses and sedans, enhance their ability to monitor component quality and facilitate greater coordination among the management and engineering personnel and their respective principal suppliers.

Mianyang Xinchen

     Mianyang Xinchen, directly and indirectly through Xing Yuan Dong (as described below), accounted for 8.3% of Shenyang Automotive’s purchases of parts and components in 2003. Mianyang Xinchen’s principal product is the 2.2 liter 491Q gasoline engine. In 2000, Mianyang Xinchen also began producing the 491QE electronic fuel injection engine on a mass production basis to satisfy the market’s demand for products that can meet new higher emission standards. In 2001, Mianyang Xinchen developed three additional passenger vehicle gasoline engines. As a result, Shenyang Automotive has access to engines suited to a full range of light-duty passenger vehicles. Mianyang Xinchen had annual sales of Rmb 819.8 million (US$99.0 million) in 2003. Shenyang Automotive, which installs Mianyang Xinchen’s 491Q engine in most of its mid-priced minibuses, accounted for 58.1% of Mianyang Xinchen’s sales in 2003. Mianyang Xinchen’s overall annual sales of gasoline engines in 2003 increased by 24.2% from 2002. In 2003, the after-sales repair ratio for Mianyang Xinchen’s products decreased to 6.5% from 6.7% in 2002. Mianyang Xinchen’s current annual production capacity is 100,000 to 120,000 gasoline engines (depending on number of shifts).

     In March 2004, the technology center of Mianyang Xinchen was designated by Chinese governmental authorities as a State-class enterprise technology center, becoming only the second State-class enterprise technology center in China automotive gasoline engine industry.

Ningbo Yuming

     Ningbo Yuming, directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing (as described below), accounted for 4.8% of Shenyang Automotive’s purchases of parts and components in 2003. Ningbo Yuming’s principal products are automobile window molding and stripping, as well as a front independent suspension system (including high performance front axle) for use in light passenger vehicles. Ningbo Yuming had annual sales of Rmb 277.7 million (US$33.5 million) in 2003. Ningbo Yuming intends to further develop front axles for use in different types of light goods vehicles to enlarge its market share in the safety components market. Ningbo Yuming received ISO-9002 accreditation in December 1999. Shenyang Automotive, which uses Ningbo Yuming’s products in all of its deluxe minibuses, mid-priced minibuses and Zhonghua sedans, accounted for approximately 97.3% of Ningbo Yuming’s sales in 2003. Shenyang Automotive also granted Ningbo Yuming the status of Class A Supplier in 1999, which it continues to hold.

Shenyang Xinguang

     Shenyang Xinguang is principally engaged in the manufacture and sale of gasoline engines for use in passenger vehicles and light duty trucks. In 2003, engine purchases by Shenyang Automotive for use in mid-priced minibuses accounted for 54.3% of Shenyang Xinguang’s total sales, which amounted to Rmb 515.1 million (US$62.2 million). Shenyang Xinguang currently produces 491Q engines and has a production capacity of 50,000 engines per year. It manufactured and sold 51,092 and approximately 50,300 491Q engines, respectively, in 2003.

     Shenyang Xinguang intends to further develop upgraded versions of the 491Q engine in 2004. These new 16-valve engines will have greater power and will be designed to satisfy European III emission standards. They will be suitable for use in JinBei minibuses (models SY6480A) and Zhonghua sedans. Shenyang Xinguang plans to produce this new engine by using part of its existing 491Q facilities, together with a new production line. Planned capacity for this new engine is 50,000 units per year, based on two daily shifts.

Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian

     Xing Yuan Dong assists Shenyang Automotive in obtaining and developing a reliable supply of domestically produced parts and components. Xing Yuan Dong also facilitates development of locally produced automotive parts and components and acts to improve the quality of these components. When a customized component is needed, Xing Yuan Dong provides potential suppliers with designs and specifications for the customized parts and components required by Shenyang Automotive. These potential suppliers liaise with Xing Yuan Dong and discuss details of production. Xing Yuan Dong then selects appropriate suppliers and offers technical assistance and cost evaluations. Xing Yuan Dong continuously strives to reduce the number of Shenyang Automotive’s suppliers, lower costs, increase the efficiency and commitment of the remaining suppliers, streamline the component purchasing process and ensure a steady supply of high quality components. In 2001, Xing Yuan Dong, in order to maintain its preferential tax treatment from the Chinese government, also began manufacturing automotive components for Shenyang Automotive. In 2003, 100% of Xing Yuan Dong’s sales were to Shenyang Automotive.

     Ningbo Brilliance Ruixing was established on June 9, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components between Ningbo Yuming and Shenyang Automotive. In 2003, 100% of Ningbo Brilliance Ruixing’s sales were made to Shenyang Automotive and 96.3% of Ningbo Brilliance Ruixing’s purchases were from Ningbo Yuming. Beginning in 2001, Ningbo Brilliance Ruixing also began manufacturing automotive components for Shenyang Automotive.

     Mianyang Brilliance Ruian was established on July 3, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components for Mianyang Xinchen. In 2003, 95.7% of Mianyang Brilliance Ruian’s sales were made to Mianyang Xinchen. In 2001, Mianyang Brilliance Ruian also began manufacturing automotive components for Shenyang Automotive.

Shenyang Aerospace

     Shenyang Aerospace was formed for the purpose of manufacturing 2.0-liter, 122 horsepower and 2.4-liter, 130 horsepower Mitsubishi gasoline engines. Shenyang Aerospace commenced trial operation in March 1999. Shenyang Automotive uses these engines in its deluxe minibuses and in the Zhonghua sedans. In addition, Shenyang Aerospace’s engines are also suitable for sale domestically to other passenger vehicle producers. Mitsubishi Motors Corporation, Mitsubishi Corporation, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua Motors Engine Co. Ltd., or Shenyang Jianhua, own equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0%, respectively, in Shenyang Aerospace. With a 60.8% effective interest in Shenyang Jianhua, Brilliance China Automotive currently has an effective interest in Shenyang Aerospace of 12.8%. Upon completion of the acquisition of additional shares of JinBei, Brilliance China Automotive’s effective interest in Shenyang Jianhua will increase to 76.4% and consequently Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 16.0%.

Dongxing Automotive and Xingchen Automotive Seats

     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited at a consideration of approximately Rmb 278.0 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and a 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd., or Xingchen Automotive Seats. Dongxing Automotive is a foreign-invested enterprise established in China whose principal products are automotive components for use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in China in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xinchen Automotive Seats ceased its operations in the second half of 2002.

Sales and Marketing

     The following tables set forth by vehicle model for the years 2001 through 2003 the number of Shenyang Automotive and BMW joint venture minibuses and sedans sold and the percentage of unit sales represented by each model:

Shenyang Automotive

	2001		2002		2003
	Units Sold	%	Units Sold	%	Units Sold	%
Deluxe minibus	9,653	15.3	9,017	12.2	9,004	8.6
Mid-priced minibus	53,356	84.7	56,121	75.9	65,614	62.7
Zhonghua sedan(1)	—	—	8,816	11.9	25,600	24.5

Total	63,009	100.0	73,954	100.0	100,218	95.8

(1)	Commercial launch of the Zhonghua sedan occurred in August 2002.

BMW Joint Venture

	2001		2002		2003
	Units Sold	%	Units Sold	%	Units Sold	%
BMW sedans(2)	—	—	—	—	4,359	4.2

(2)	Commercial launch of the BMW sedans was in the fourth quarter of 2003.

     Shenyang Automotive’s marketing efforts are supervised by its General Manager and are conducted primarily through a regionalized sales program under which Shenyang Automotive has divided China into six major sales regions and three “sales belts”, each headed by an experienced senior executive. These regions are further subdivided into 30 provincial sales regions for minibuses and 26 provincial sales regions for sedans. Each of these sales regions corresponds to a separate province in China. These units are responsible for meeting defined sales targets, with the executives’ compensation linked to performance. In addition, Shenyang Automotive implements a commission compensation package for its sales personnel and rewards with bonuses its non-sales personnel who develop customer leads that result in minibus sales. The retail prices and commission scales are both nationally unified by Shenyang Automotive, thereby preventing cross-regional sales and counter-productive price wars. Shenyang Automotive’s minibuses and Zhonghua sedans are marketed through a sales network of over 250 exclusive and over 600 non-exclusive minibus distributors and over 110 exclusive sedan distributors nationwide, as well as through annual automobile industry trade shows and at special sales shows sponsored by JinBei and Shenyang Automotive. All of Shenyang Automotive’s 2003 unit sales of minibuses and sedans were made to its distributors.

     Shenyang Automotive’s sales growth in China has been supported by a substantial network of over 250 exclusive minibus distributors and over 110 sedan distributors, as well as over 330 after-sales service centers for minibuses and over 150 for sedans. Shenyang Automotive also continued to implement its 4S sales center system, combining sales, service, spare parts and surveys in one location. As of December 31, 2003, Shenyang Automotive had over 80 and over 70 dealership outlets for minibuses and sedans, respectively, which had achieved the 4S dealership standard.

     Most of Shenyang Automotive’s minibus and sedan sales were made on a cash basis in 2002. In addition, in order to incentivize customers and facilitate sales, Shenyang Automotive also accepts three-month to six-month bank-endorsed notes as payment for its minibuses and sedans.

     Shenyang Automotive has focused intensively on standardizing the sales and marketing methods adopted by its over 210 first tier dealers (including over 70 authorized dealership outlets), over 110 second tier dealers and hundreds of retailers. Shenyang Automotive has also revoked sales authorization from those dealers that have not continued to follow these guidelines.

     Shenyang Automotive has 23 regional distribution centers in order to shorten delivery lead-times. Also, by utilizing transportation methods such as trucking, rail and shipping, Shenyang Automotive ensures that most vehicles are not driven until they reach the end users. In 2003, all finished products were delivered to customers with zero mileage.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan unit sales throughout China for the years 2001 through 2003:

	2001		2002				2003

	Minibuses		Minibuses		Sedans		Minibuses		Sedans
Province/ Municipality	Units	%	Units	%	Units	%	Units	%	Units	%
Guangdong	18,595	29.5	14,067	21.6	1,302	14.8	13,000	17.4	3,158	12.4
Beijing	8,257	13.1	10,994	16.9	955	10.8	15,679	21.0	2,876	11.2
Liaoning	7,357	11.7	6,713	10.3	1,281	14.5	7,780	10.4	2,408	9.4
Shanghai	11,527	18.3	11,030	16.9	987	11.2	6,571	8.8	1,301	5.1
Jiangsu	535	0.8	2,113	3.2	872	9.9	5,415	7.3	1,550	6.1
Shandong	2,055	3.3	2,063	3.2	395	4.5	2,221	3.0	2,114	8.3
Sichuan	1,013	1.6	851	1.3	437	5.0	1,945	2.6	1,702	6.6
Tianjin	979	1.6	1,147	1.8	84	0.9	1,683	2.3	870	3.4
Heilongjiang	938	1.5	1,416	2.2	146	1.7	1,542	2.1	614	2.4
Henan	828	1.3	733	1.1	108	1.2	1,013	1.4	614	2.4
Others	10,925	17.3	14,011	21.5	2,249	25.5	17,769	23.7	8,393	32.7

Total	63,009	100.0	65,138	100.0	8,816	100.0	74,618	100.0	25,600	100.0

     Generally, Shenyang Automotive’s sales are the highest in the second and fourth quarters of the year. In 2003, Shenyang Automotive recorded its highest levels of sales in the second and third quarters.

     The Chinese government continues to encourage the development of the relatively underdeveloped, resource-rich western provinces of China and significant government resources have been allocated in the past to develop the infrastructure of the western provinces. Brilliance China Automotive believes the government’s policy regarding western China will be conducive to the development of the local automotive markets. Although Brilliance China Automotive’s largest market today remains in the eastern coastal provinces, Brilliance China Automotive believes that the market in the western provinces of China represent substantial upward growth potential in the future. Brilliance China Automotive will continue to expand its dealership system in that region to tap into this potential growth.

     Approximately 20% of consolidated revenues in 2003 were generated from Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd. and Shanghai Shenhua Industrial Co., Ltd.) or Shanghai Shenhua. Shanghai Shenhua is an affiliate of Brilliance China Automotive that serves as the principal distributor of Shenyang Automotive’s products. Shanghai Shenhua operates under substantially the same commercial terms and arrangements with Shenyang Automotive as its other third party distribution agents. However, in southern China, where it sells solely to distributors on an exclusive basis, Shanghai Shenhua receives additional compensation for operating after-sales service centers, which was a 1% commission on sales until January 2003. Since January 2003, this compensation has been paid in the form of a commission of Rmb 100 to Rmb 150 per vehicle sold.

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

     In 2003, Shenyang Automotive spent approximately Rmb 200.9 million (US$24.3 million) on overall advertising, consisting primarily of Internet, television and print advertising.

Competition

     The Chinese minibus manufacturing industry is highly fragmented and competitive. According to the China Automotive Technology & Research Center, in 2003, approximately 53 manufacturers sold an aggregate of approximately 440,240 minibuses, with approximately 223,000 of such minibuses sold by five manufacturers, each of which has the capacity to produce in excess of 30,000 minibuses per year and produced more than 30,000 minibuses in 2003. Significant competitive factors in the industry include price, quality, reliability and customer service. Brilliance China Automotive believes that Shenyang Automotive competes favorably in all of these respects, and particularly in terms of quality, although Shenyang Automotive has experienced competition in recent years from other manufacturers producing lower priced, mid-range minibuses.

     The Chinese sedan manufacturing industry is also very competitive and fragmented. The top five brands account for 59.6% of the overall market based on unit sales volume. The market shares of the three leading manufacturers have been decreasing over the past several years. New models continue to be introduced on an increasingly rapid basis as the number of new entrants into the market has also increased. Unit sales of domestically produced sedans totaled 1,971,601 units in 2003, making sedans the largest segment of the Chinese automotive market, accounting for 44.9% of the overall market. It was also the fastest growing segment, as unit sales of sedans increased by 75.3% in 2003 compared to 2002. Sedans are also widely expected to continue to be the fastest growing segment of the Chinese automobile market over the next few years. However, while vehicle ownership is expected to continue to increase steadily in China as a result of increasing individual disposable income, there is also expected to be increasing pricing pressure as tariff rates decline and competition continues to grow from domestic, foreign and foreign-invested sedan manufacturers.

     Historically, Chinese motor vehicle producers have been exposed to little competition from non-Chinese enterprises, partly as a result of import restrictions on foreign-made components and motor vehicles. However, as a result of China’s admission to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO. Effective January 1, 2002, China has reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14.0% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components effective January 1, 2003. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% for 2003, and to 34.2% for 2004, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% for 2003, and to

37.6% for 2004. All of these tariffs levels are scheduled to be further reduced by 2006. Such reductions in tariffs and import restrictions could potentially increase the competition Brilliance China Automotive will face from foreign manufacturers.

     Listed below are Shenyang Automotive’s current main competitors in the Chinese minibus and sedan market. The data listed for each is based on information published by the Chinese government regarding the Chinese automotive industry:

Minibus

•	Southeast Motors. Taiwan China Motors and Fujian Provincial Automobile Industry Company established a 50-50 joint venture company, Southeast Motors in November 1995. Southeast Motors has launched over thirty different models of light passenger vehicles under the Delica and Freeca brand names. Southeast Motors has an annual production capacity of 60,000 light passenger vehicles. Its sales volume in 2003 was 49,978 vehicles, which represents a 6.2% increase from 2002. The Delica series includes seven-, eight- and eleven-seat ordinary, luxury and super luxury models. The Freeca series includes eight-seat standard, luxury and super luxury models.

•	Nanjing Iveco. In 1995, Italy’s Fiat Auto Company and Yuejin Group established Nanjing Iveco Automotive Company, Ltd., a 50-50 equity joint venture, for the manufacture of 33 models of five-ton passenger, goods and off-road vehicles in the Iveco S series. Models currently in production include the A30, A40 and A49 passenger vehicles, as well as a separate series of goods vehicles. Current annual production capacity is 60,000 vehicles and 75,000 engines. In 2003, Nanjing Iveco sold 14,666 vehicles, which was third to Brilliance China Automotive and Southeast Motors in China’s minibus market.

•	Jiangling Motors. Jiangling Motors Corp. of Jiangxi Province, after two years of cooperation with Ford Motor Company (which owns a minority interest in Jiangling Motors), began producing the China Transit, a Ford brand minibus, in December 1997. At present, the vehicle is available in 15-seat, 12-seat and 9-seat versions. In 2003, Jiangling Motors sold a total of 11,510 vehicles. Production capacity for 2003 was approximately 20,000 units per shift.

Zhonghua Sedan

     Brilliance China Automotive considers the following companies to be its main competitors in the market for sedans priced between Rmb 130,000 and Rmb 250,000, which includes the Zhonghua sedan:

•	First Auto Works Group of China. First Auto Works is one of the largest automotive companies in China. First Auto Works’ Hongqi sedan was launched in 2001 and is considered one of the Chinese government’s showcase China-made sedans. Its latest model is known as the Hongqi Mingzhi, was launched in 2004, and has a 1.8-liter engine with four doors. It is priced at approximately Rmb 149,800, similar to the Zhonghua sedan. First Auto Works sold 18,978 and 17,265 Honqi Mingzhi sedans in 2002 and 2003, respectively.

•	Shanghai Volkswagen Automotive. Shanghai Volkswagen Automotive was one of the original state-designed automobile manufacturers in China. It is currently 40% owned by Volkswagen AG of Germany and 25% owned by Shanghai Automotive Industry Corp. It still holds a dominant share of the Chinese sedan market and competes with the Zhonghua sedan through the Santana 2000 and Santana 3000 sedans. The Santana 2000 had a 1.8-liter engine and sells for approximately Rmb 145,000 to Rmb 174,000. In 2002 and 2003, Shanghai Volkswagen

Automotive sold 95,117 and 92,892 units of Santana 2000 sedans, respectively. In March 2004, Shanghai Volkswagen Automotive launched the new Santana 3000, which replaced the Santana 2000.

•	Beijing Hyundai. Beijing Hyundai was established in 2002 as a 50-50 joint venture between Beijing Auto Investment and Hyundai Motor Co. of South Korea. It currently produces and sells the Sonata 2.0-liter and Sonata 2.7-liter, and the newly-introduced Elantra 1.6-liter and 1.8-liter models. The Sonata 2.0-liter is priced between Rmb 172,800 and Rmb 188,000 for the manual versions and between Rmb 182,800 and Rmb 212,800 for the automatic versions. The Elantra 1.8 liter sedan sells for approximately Rmb 156,000 and Rmb 166,800 for the manual and automatic versions, respectively. Beijing Hyundai had total sales of 52,128 units of these models in 2003. The 2.0-liter Sonata sells for approximately Rmb 200,000 per unit.

BMW Sedans

     Brilliance China Automotive currently does not consider there to be any direct competitor to its BMW sedans in the domestic market for high-end luxury cars produced in China in terms of quality, craftsmanship, price, performance and technology but does consider Audi sedans, which are produced by FAW Volkswagen, an indirect competitor in China. FAW Volkswagon is 10% owned by Audi AG, 30% by Volkswagen AG and 60% by First Auto Works of China. FAW Volkswagon produces and sells the Audi A4 and A6 sedans and the Volkswagen Jetta and Bora sedans in China. FAW Volkswagon’s Audi sedans have a dominant share of China’s premium sedan market. In 2002 and 2003, FAW Volkswagon sold 34,962 and 53,108 units of Audi A6 sedans, respectively. The Audi A4 sedan was formally launched in China’s market in 2003 and had a total sales volume of 8,173 in 2003.

     In May 2003, DaimlerChrysler AG signed a project proposal with Beijing Automotive Industry Holding Company Ltd., or BAIC, to manufacture Mercedes-Benz C-Class and E-Class sedans in China. According to announcements by DaimlerChrysler, the vehicles will be produced in a new facility in Beijing with an initial production capacity of 25,000 units per year.

     Brilliance China Automotive does not consider current foreign importers of luxury cars with similar quality, craftsmanship, performance and technology (such as the Mercedes C-Class and E-Class sedans) to be direct competitors for the BMW sedans as they are subject to import tariffs and restrictions and cannot be priced competitively with the BMW joint venture’s locally produced BMW sedans.

Governmental Regulation

     The automobile industry in China is controlled at the central government level by the National Development and Reform Commission (formerly the State Development and Planning Commission), or NDRC, and the Ministry of Commerce (which subsumed some of the duties of the former Ministry of Foreign Trade and Economic Cooperation). These entities were created as a result of the governmental restructuring that commenced in March 2003. The NDRC generally oversees and regulates the automobile industry in China and any new product or new automobile production facility must obtain the prior approval of this body before entering the market. Similarly, approval from the Ministry of Commerce must be obtained prior to any changes to existing products or the expansion of existing facilities. Both of these entities must also approve any Sino-foreign joint venture for the production of automobiles.

     On June 2, 2004, the NDRC issued a new automobile policy to replace the one that had been in place since 1994. Two of the policy’s stated goals are industry consolidation and enhancement of corporate capacity for research and development. To further these goals, the new policy sets minimum levels of investment for new plants and research and development. Engine plant investments are now required to be over Rmb 1.5 billion (US$181 million) and new automobile manufacturing projects must be over Rmb 2.0 billion (US$242 million). New automobile projects also must include a product research and development investment of at least Rmb 500 million (US$60.4 million).

     The new policy will treat semi-knocked down imports as complete vehicle imports and therefore impose vehicle import tariffs instead of component tariffs on them. Current vehicle import tariff levels are between 34.2% and 37.6% (scheduled to fall to 25% by July 2006) whereas current component tariff levels are between 15% and 18% (scheduled to fall to 10% by July 2006).

     In contrast to the old regulations, foreign investors in the automobile and motorcycle market will now be allowed to control more than 50% of a joint venture with Chinese partners if the joint venture is located in an export processing zone and plans to sell its products in overseas markets. The new policy will also allow foreign investors to open more than two joint venture plants in China to produce the same categories of vehicles if they do so with their existing Chinese partners through acquisitions of other companies in China.

     The new policy acknowledges the success of China’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. In addition, the policy aims to centralize or reorganize certain automobile-related sectors, such as consumer loan services, to reduce overhead and administrative burdens on the industry and allowing industry participants to focus on their core businesses.

     By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy, in the opinion of Brilliance China Automotive, encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. However, the ultimate impact of the new policy on Brilliance China Automotive and other industry participants remains uncertain and subject to more detailed guidance and implementing regulations that are expected to be promulgated by the NDRC in the future.

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

     Shenyang Automotive was granted the internationally recognized ISO-9001-94 quality system certificate in October 1995, making it the first major automobile manufacturer in China to be awarded such certificate. Shenyang Automotive has successfully obtained recertification in each subsequent year by demonstrating a continued commitment to upholding among the highest quality standards in China’s automobile industry. To date, over 120 of Shenyang Automotive’s over 260 component suppliers achieved QS-9000 quality system certification and 260 are accredited by ISO-9000.

After-Sales Service

     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2002 and 2001: 18-month or 30,000 kilometers) first-to-occur limited warranty. The Zhonghua sedans are sold with a 36-month or 60,000 kilometers (2002: 24-month or 40,000 kilometers) first-to-occur limited warranty. In addition to these basic limited warranties, in 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. In 2003, total warranty costs for minibuses and sedans sold during the year were approximately Rmb 33.3 million (US$4.0 million) and Rmb 54.1 million (US$6.5 million), respectively, or an average of Rmb 446 (US$54) per minibus sold and Rmb 2,114 (US$255) per Zhonghua sedan sold.

     There are over 330 and over 150 service centers for Shenyang Automotive minibuses and sedans, respectively, throughout China, with centers clustered in areas that match distribution patterns of the vehicles. Such centers have been granted authority by Shenyang Automotive to service its minibuses and sedans, including the provision of repair services and the sale of spare parts. This extensive service network has enabled Shenyang Automotive to adopt its current policy of resolving routine customer complaints in all provincial capitals and major cities within 24 hours and major problems within three days.

     To improve customer service, Shenyang Automotive continually reevaluates its existing distributors based on certain criteria, including financial soundness, customer service capabilities and customer complaint record. Shenyang Automotive has also implemented a more advanced “4S” sales center system, which features sales, service, spare parts and survey in one location at the point of sale. As of the end of 2003, Shenyang Automotive had over 80 and over 70 4S dealership outlets for its minibuses and sedans, respectively.

     The BMW joint venture currently has 23 distributors, out of which 18 are 4S dealership outlets, mainly located in first tier cities in China. The number of distributors is expected to increase to over 40 by the end of 2004. Like Shenyang Automotive, the BMW joint venture implemented the more advanced 4S sales center system.

Environmental Matters

     The Chinese government has set vehicle safety, exhaust and performance standards with which Shenyang Automotive and the BMW joint venture must comply. Brilliance China Automotive believes that Shenyang Automotive’s and the BMW joint venture’s minibuses and sedans currently meet the standards imposed by the government. Their respective facilities are subject to government pollution regulations enforced by the Shenyang municipal government. If operations are found to be in violation, the government will allow a period of time to remedy the problem. If it should fail to do so, the government can force a shut-down of Shenyang Automotive’s or the BMW joint venture’s operations until such time as the violator complies with the regulations. To date, neither Shenyang Automotive nor the BMW joint venture has been cited as violating a government pollution regulation.

     On January 1, 2000, Beijing, Tianjin and Yunnan Province put into effect emission standards that are significantly stricter than the then prevailing gasoline vehicle emission standards. Since then, these emission standards have been adopted nationwide. Shenyang Automotive’s electronic fuel injection minibus, introduced in 1999, passed the emission standards tests at the China National Automobile Testing Center in Tianjin in October 1999. This engine not only produces cleaner emissions, but also achieved up to an 8% increase in fuel economy and a 3% increase in horsepower. In early 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this new engine in the mid-priced minibus, currently all of Shenyang Automotives minibuses meet European II emission standards. All Zhonghua and BMW sedans also meet these emission standards. In 2004, the Chinese government began to encourage its vehicle manufacturers to meet the European III standards. All the vehicles of both Shenyang Automotive and the BMW joint venture are expected to meet the European III emission standards in the second half of 2004.

Insurance

     Shenyang Automotive and the BMW joint venture currently hold insurance policies that Brilliance China Automotive believes are customary and standard for companies of comparable size in comparable industries in China. Shenyang Automotive does not carry product liability insurance, and Brilliance China Automotive believes it is customary and standard in the Chinese automobile industry for manufacturers not to carry product liability insurance. The BMW joint venture has elected to purchase product liability insurance, in order to conform with BMW’s worldwide standards.

Organizational Structure

     The following chart sets forth the percentage ownership of significant subsidiaries, associated companies and jointly controlled entities of Brilliance China Automotive as of June 24, 2004.

90% (1)
10% (1)
10% (1)
90% (1)
Shenyang Automobile Industry Asset Mgmt Co. Ltd. (China)
Shenyang Xinjinbei Investment Co., Ltd. (China)
Brilliance China Automotive Holdings Limited (Bermuda)
29.9%
11%
Shenyang JinBei Automotive Co., Ltd. (China)
100%
Shenyang XingYuanDong Automobile Component Co., Ltd. (China)
100%
Mianyang Brilliance Ruian Automotive Components Co. Ltd. (China)
100%
Ningbo Brilliance Ruixing Auto Components Co. Ltd. (China)
100%
Southern State Investment Limited (BVI)
99%
Shenyang Xinjinbei Investment and Development Co., Ltd. (China)
49%
51%
Shenyang Brilliance JinBei Automobile Co., Ltd. (China)
100%
Beston Asia Investment Limited (BVI)
100%
Key Choices Group Limited (BVI)
99%
Shenyang JinBei Automotive Industry Holdings Co. Ltd. (China)
20%
80%
Shenyang Jianhua Motors Engine Co., Ltd. (China)
51%
Ningbo Yuming Machinery Industrial Co., Ltd. (China)
100%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (China)
50%
BMW Brilliance Automotive Ltd. (China)
21%
Shenyang Aerospace Mitsubishi Motors Engine Manu. Co., Ltd. (China)
50%
50%
Shenyang JinDong Development Co., Ltd. (China)
50%
Mianyang Xinchen Engine Co. Ltd. (China)
50%
Shenyang ChenBao Automotive Sales Service Co., Ltd (China)
50%
Shenyang HuaBao Automotive Sales Service Co., Ltd (China)
100%
China Brilliance Automotive Components Group Ltd. (Bermuda)
100%
Brilliance China Automotive Finance Co., Ltd. (BVI)
50%
Shenyang Xinguang Brilliance Automotible Engine Co., Ltd. (China)
100%
Pure Shine Limited (BVI)
100%
China ChenFa Automobile Components Group Ltd. (China)

(1) Subject to governmental approval.

     The following table lists information concerning the subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2003:

		Effective
		Interest held by
	Jurisdiction of	Brilliance China
Subsidiaries	Incorporation	Automotive
Shenyang Brilliance JinBei Automobile Co., Ltd.	China	51%
Ningbo Yuming Machinery Industrial Co., Ltd.	China	51%
Shenyang XingYuanDong Automobile Component Co., Ltd.	China	100%
Shenyang Jianhua Motors Engine Co., Ltd.	China	60.8%
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	China	100%
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	China	100%
Shenyang JinBei Automotive Industry Holdings Company Ltd.	China	98%
Shenyang Xinjinbei Investment and Development Co., Ltd.	China	99%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	China	100%
Shenyang JinDong Development Co., Ltd.	China	75.5%
Shenyang ChenFa Automobile Component Co., Ltd.	China	100%
China Brilliance Automotive Components Group Limited	Bermuda	100%
Southern State Investment Limited	BVI	100%
Beston Asia Investment Limited	BVI	100%
Pure Shine Limited	BVI	100%
Key Choices Group Limited	BVI	100%
Brilliance China Automotive Finance Ltd.	BVI	100%

Jointly Controlled Entities
Mianyang Xinchen Engine Co., Ltd.	China	50%
Shenyang ChenBao Automotive Sales Service Co., Ltd.	China	49%
Shenyang HuaBao Automotive Sales Service Co., Ltd.	China	49%
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	China	50%
BMW Brilliance Automotive Ltd.	China	49%

Associated Companies(1)
Chongqing FuHua Automotive Sales Service Co., Ltd.	China	29.4%
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	China	12.8%

(1)	Brilliance China Automotive’s 8.6% indirect interest in Compass Pacific has been reclassified as investment securities since Brilliance China Automotive is unable to exert significant influence over Compass Pacific and no longer has affiliates serving on the Compass Pacific’s board of directors.

Property, Production Facilities and Equipment

     The Shenyang municipal government granted to Shenyang Automotive the right to use three parcels of land situated in the northern, eastern and western sectors of Shenyang with a total area of approximately 890,000 square meters, approximately 50% of which is currently utilized by Shenyang Automotive and the BMW joint venture. These land use rights are effective for the term of Shenyang Automotive, which expires in 2021.

     The western parcel consists of 70,000 square meters, 40,000 square meters of which is occupied by a mid-priced minibus production facility that is capable of producing 12,000 vehicles per year. This facility is currently utilized to produce a small number of special purpose minibuses and can also be used to produce components as well.

     The northern parcel covers 40,000 square meters and is used by Shenyang Automotive primarily as a technical training facility.

     The eastern parcel covers 780,000 square meters, including Shenyang Automotive’s and the BMW joint venture’s production facilities. Shenyang Automotive’s minibus facility currently has a production capacity of 80,000 minibuses per year, using two shifts of workers. This facility is specially designed for the manufacture and assembly of deluxe minibuses and mid-priced minibuses and consists of four workshops. The stamping and assembly workshops currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. The painting workshop currently has an annual production capacity of 120,000, based on two shifts of workers.

     In 2003, Shenyang Automotive completed the construction of new manufacturing facilities for sedans (including the Zhonghua sedan), which has a production capacity of 100,000 units, based on two shifts per day. The new manufacturing facilities are located adjacent to Shenyang Automotive’s previously existing minibus production facilities in the eastern parcel and include new pressing, welding, painting and final assembly lines. Dies and other key production equipment were purchased from leading European equipment manufacturers for the Zhonghua sedan. The total costs for completion of this expansion project were approximately US$350.0 million, including new equipment, construction costs and other expenditures, but excluding the design costs for the sedans. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     Certain workshops in these new sedan manufacturing facilities are currently shared with the BMW joint venture, including part of a welding workshop for the 3-Series sedan, all of the painting facilities, and part of the Zhonghua sedan assembly shop, which is currently used by the BMW joint venture to test BMW sedans.

     Shenyang Automotive transferred legal titles and ownership of certain buildings in its eastern parcel to the BMW joint venture for use in the production of BMW sedans. The agreement also states that the BMW joint venture will lease back a substantial portion of those buildings to Shenyang Automotive. The BMW joint venture also has the option to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of the BMW joint venture. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of Brilliance China Automotive and the portion of consideration received from the BMW joint venture is treated as a financing and will be partially offset against the lease rental payable in future years.

     In December 2003, the BMW joint venture purchased certain machinery and equipment from Shenyang Automotive for use in the production of BMW sedans. The agreement of sale includes an option for the BMW joint venture to require Shenyang Automotive to purchase back such machinery and equipment at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of the BMW joint venture. This machinery and equipment is maintained by the BMW joint venture for the manufacturing of its products, as well as to provide certain services to Shenyang Automotive upon the payment of a service fee, which is a predetermined fixed charge per unit based on the number of Zhonghua sedans produced by Shenyang Automotive using this machinery and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the rest of this annual report, including the consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

     Brilliance China Automotive is a holding company. Prior to 2002, Brilliance China Automotive’s operating segment consisted solely of the manufacture and sale of minibuses and automotive components through its subsidiaries and associated companies within China. No separate financial information and segment information was disclosed. In 2002 and 2003, Brilliance China Automotive began manufacturing and selling Zhonghua sedans and BMW sedans through Shenyang Automotive and the BMW joint venture, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, Brilliance China Automotive’s reportable operating segments consist of (1) the manufacture and sale of minibuses and automotive components, (2) the manufacture and sale of Zhonghua sedans and (3) the manufacture and sale of BMW sedans. The accounting policies of each operating segment are the same. Brilliance China Automotive evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Brilliance China Automotive’s activities are conducted predominantly in China. Accordingly, no geographical segmentation analysis is provided.

     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. As a result, Brilliance China Automotive’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, Brilliance China Automotive acquired interests in various suppliers of components and established joint ventures in China since May 1998. As a result of these additional investments and joint ventures, Brilliance China Automotive’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.

     In May 1998, Brilliance China Automotive acquired indirect interests in two components suppliers: (1) a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and (2) a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks.

     In October 1998, June 2000 and July 2000, Brilliance China Automotive established Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang

Automotive. In 2001, all three companies, in order to maintain their preferential tax treatment from the Chinese government, began manufacturing automotive components as well.

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

     In May 2002, Shenyang Automotive obtained the approval from the Chinese government to produce and sell its Zhonghua sedans in China. The Zhonghua sedans were launched in the market in August 2002.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW-designed and branded sedans in China. The registered capital and total investment cost of the joint venture was Euro 150 million and Euro 450 million, respectively. At that time, Brilliance China Automotive’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW from 40.5% to 44.55%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

     On December 29, 2003, Brilliance China Automotive entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and a supplier of automotive components for Brilliance China Automotive’s minibuses and sedans. Upon receipt of the necessary governmental approvals for this transaction, Brilliance China Automotive’s effective interest in Shenyang Automotive will be increased from 51% to approximately 70.7%. This transaction is expected to be completed in the second half of 2004.

     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued an aggregate principal amount of US$200.0 million zero coupon convertible bonds due 2008. These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at 100% of their outstanding principal amount during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount. These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2003, none of the bonds had been converted into the ordinary shares of Brilliance China Automotive. The net proceeds of the convertible bond offering were advanced to Brilliance China Automotive and were then loaned to certain subsidiaries of Brilliance China Automotive for their operating use.

Production Volumes and Sales

     Brilliance China Automotive derives its revenues from the sale of minibuses, sedans and automotive components in China. Consolidated net sales of Brilliance China Automotive for the years ended December 31, 2003, 2002 and 2001 were Rmb 10,109.6 million (US$1,221.0 million), Rmb 7,319.5 million and Rmb 6,218.4 million, respectively. The principal factor behind the overall increase in the sales was the launch of the Zhonghua sedans and the offering of more minibus models and features by Shenyang Automotive at competitive prices.

     The mid-priced minibus has proven to be Brilliance China Automotive’s most popular and competitive product. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 12.7%, 49.1%, 33.1% and 5.1%, respectively, of Brilliance China Automotive’s total sales revenue in 2003. Brilliance China Automotive expects that the Mid-priced Minibuses together with the Zhonghua sedans will continue to represent a significant proportion of its total revenue.

Costs and Expenses

     The major elements of Shenyang Automotive’s production costs in recent years have been the purchase of automotive components, labor and depreciation and amortization. Shenyang Automotive has significantly lowered its per unit production costs by improving operating efficiency, increasing production volume and increasing the domestic component content ratios of its deluxe and mid-priced models. As a result, average per unit production costs (including depreciation and amortization) for the deluxe model have been steadily decreasing over the past several years. The domestic component ratio of the Zhonghua sedan also increased from 60% in August 2002 to its current level of over 70%.

     In 2003, per unit production costs for minibuses remained relatively stable. The per unit production costs for the Zhonghua sedans decreased by over 10%. Prices remained relatively the same in 2003 compared to 2002 levels except that the price of the prior year’s model was discounted to clear old inventory. Gross margin for minibuses remained relatively stable compared to 2002, while overall gross margin decreased from 26.1% in 2002 to 23.6% in 2003 owing to the ramp-up of the Zhonghua sedan, which had relatively lower start-up gross margin.

     Imported components are generally more expensive than domestically produced components and were subject to import duties that have ranged as high as 120% since January 1992. However, as a result of China’s entry into the WTO in November 2001, import duties on automotive components have decreased to between 14% and 31.4% effective January 1, 2002, and to between 5% and 25% effective January 1, 2003. Currently, the import duties are between 5.0% and 22.9%. In 2003, Shenyang Automotive paid an average tariff of 14.5%, 13.2% and 14.6% on its minibus, Grace minibus and sedan components, respectively. Shenyang Automotive intends to continue its efforts to increase the domestic component content of its products, while at the same time emphasizing quality. However, Brilliance China Automotive expects that future improvements in domestic component content for its existing mid-priced and deluxe minibuses (other than the Grace model) will be at a rate slower than in prior years due to an already high domestic component content ratio, and the extent and rate of any corresponding price reductions are expected to be lower than in prior years. Brilliance China Automotive expects to increase the ratio of domestic components in the Grace deluxe minibus and the Zhonghua sedan. Brilliance China Automotive also expects the BMW joint venture to increase the domestic components ratio in its BMW sedans.

Results of Operations

	Year ended December 31,
	2003	2002	2001
	(Thousands of Rmb)
Sales to third parties	7,797,054	4,636,347	2,552,780
Sales to affiliated companies	2,312,503	2,683,108	3,665,656

Total sales	10,109,557	7,319,455	6,218,436
Cost of sales	(7,727,125)	(5,411,308)	(4,307,988)
Gross profit	2,382,432	1,908,147	1,910,448
Selling, general and administrative expenses	(1,410,067)	(1,067,154)	(673,391)
Interest expense	(167,111)	(171,286)	(178,028)
Interest income	52,672	43,617	110,735
Equity in earnings of associated companies and jointly controlled entities, net	109,471	138,145	40,043
Subsidy income	48,497	—	—
Other income (expenses), net	78,293	1,009	3,456

Income before taxation and minority interests	1,094,187	852,478	1,213,263
Income taxes	(144,140)	(146,610)	(116,250)
Minority interests	(169,205)	(95,403)	(209,936)

Net income	780,842	610,465	887,077

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Total sales of Brilliance China Automotive in the year ended December 31, 2003 were Rmb 10,109.6 million (US$1,221.0 million), representing a 38.1% increase from Rmb 7,319.5 million in 2002. The increase in total sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and Zhonghua sedans in 2003. As the Zhonghua sedans were not launched until August 2002, the total sales for 2003 are not directly comparable to those of 2002.

     Total sales of the minibuses and automotive components segment were Rmb 6,764.2 million (US$816.9 million) in the year ended December 31, 2003, representing a 9.1% increase from Rmb 6,202.2 million in 2002. The increase in total sales was primarily due to the increase in the unit sales Shenyang Automotive’s minibuses and to a lesser extent, the increase in automotive component sales.

     Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.6% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were Mid-priced Minibuses, representing a 16.9% increase over the 56,121 Mid-priced Minibuses sold in 2002. Unit sales of the Deluxe Minibuses decreased 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive also sold 25,600 Zhonghua sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002.

     Cost of sales increased 42.8% from Rmb 5,411.3 million in 2002 to Rmb 7,727.1 million (US$933.2 million) in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the Zhonghua sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross profit margin for minibuses remained relatively stable compared to 2002, while the overall gross profit margin of Brilliance China Automotive decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the Zhonghua sedans.

     Selling, general and administrative expenses increased 32.1% from Rmb 1,067.2 million, representing 14.6% of sales in 2002, to Rmb 1,410.1 million (US$170.3 million), representing 13.9% of sales in 2003. The increase was primarily due to the increase in staff costs, selling and other expenses in relation to the full year production of the Zhonghua sedans and the increase in stock-based compensation expense of Rmb 162.9 million (US$19.7 million) in 2003. As a result of call option agreements entered into in 2002, compensation expense associated with the call options is being recognized by Brilliance China Automotive on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options became fully vested. Accordingly, compensation expenses of approximately Rmb 173.2 million (US$20.9 million) and Rmb 10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.

     Interest expense net of interest income decreased by 10.4% from Rmb 127.7 million in 2002 to Rmb 114.4 million (US$13.8 million) in 2003 due to the increase in interest income from bank deposits. Net equity in earnings of associated companies and jointly controlled entities decreased by 20.7% from Rmb 138.1 million in 2002 to Rmb 109.5 million (US$13.2 million) in 2003. The decrease was mainly due to the initial start-up loss of the joint venture with BMW of Rmb 124.9 million (US$15.1 million) in 2003. Excluding the net loss effects from the joint venture with BMW, the net equity in earnings of associated companies and jointly controlled entities increased 69.7% from Rmb 138.1 million in 2002 to Rmb 234.4 million (US$28.3 million) in 2003. The increase was due to the strong performance of Brilliance China Automotive’s associated companies and jointly controlled entities engaged in engine manufacturing in 2003.

     In 2003, Brilliance China Automotive was granted subsidies in form of “tax refunds on reinvestments” of Rmb 48.5 million (US$5.9 million) in relation to Brilliance China Automotive’s reinvestment of dividends from certain subsidiaries as additional capital contributions in 2003.

     Other income net of expenses increased from Rmb 1.0 million in 2002 to Rmb 78.3 million (US$9.5 million) in 2003. The increase was primarily due to the increase in sales of scrap metals, moulds, and machineries in 2003.

     Income before taxation and minority interests increased 28.4% to Rmb 1,094.2 million (US$132.1 million) in 2003 from Rmb 852.5 million in 2002. Income taxes decreased 1.7% to Rmb 144.1 million (US$17.4 million) in 2003 from Rmb 146.6 million in 2002.

     As a result, net income increased 27.9% to Rmb 780.8 million (US$94.3 million) in 2003 from Rmb 610.5 million in 2002. Basic earnings per ADS were Rmb 21.30 (US$2.57) in 2003, representing a 27.9% increase from Rmb 16.65 in 2002. Diluted earnings per ADS were Rmb 21.16 (US$2.56) in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Consolidated net sales of Brilliance China Automotive for the year ended December 31, 2002 were Rmb 7,319.5 million, a 17.7% increase from Rmb 6,218.4 million for the year ended December 31, 2001. The increase in sales was primarily attributable to the launch of the Zhonghua sedan commencing in August 2002.

     Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 of its Mid-priced Minibuses in 2002, a 5.2% increase over the 53,356 units sold in 2001. Unit sales of the Deluxe Minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. Shenyang Automotive also launched the Zhonghua sedan in August 2002 and sold 8,816 sedans during the last five months of the year 2002.

     Cost of sales, including depreciation and amortization, increased by 25.6% to Rmb 5,411.3 million in 2002 from Rmb 4,308.0 million in 2001. This increase was primarily due to the commencement of sedan production in 2002.

     Selling, general and administrative expenses were Rmb 1,067.2 million in 2002, representing 14.6% of sales, compared to Rmb 673.4 million in 2001, representing 10.8% of sales. The increase was primarily due to the initial start-up costs of the sedan production and the increase in research and development expenses and selling and administrative expenses relating to the launch of the sedans. Interest expense net of interest income increased from Rmb 67.3 million in 2001 to Rmb 127.7 million in 2002 due to the decrease in interest income from affiliated companies and the decrease in interest rates.

     Net equity in earnings of associated companies and jointly controlled entities increased 245.0% from Rmb 40.0 million in 2001 to Rmb 138.1 million in 2002. The increase was due to the strong performance of Brilliance China Automotive’s associated companies and jointly controlled entities engaged in engine manufacturing in 2002. Income before taxation and minority interests decreased by 29.7% from Rmb 1,213.3 million in 2001 to Rmb 852.5 million in 2002. However, income tax expenses increased from Rmb 116.3 million in 2001 to Rmb 146.6 million in 2002 due to the increase in non-tax-deductible expenses and corporate overhead in 2002. Net income decreased 31.2% to Rmb 610.5 million in 2002 from Rmb 887.1 million in 2001. Basic earnings per ADS were Rmb 16.65 in 2002, compared to basic earnings per ADS of Rmb 25.10 in 2001.

New Business Segment — Manufacture and Sale of BMW Sedans

     BMW Brilliance Automotive Ltd., Brilliance China Automotive’s 49%-indirectly owned BMW joint venture, commenced production of the BMW-designed and branded sedans and sold 4,359 of the 3-Series and 5-Series sedans in the last quarter of 2003. Since Brilliance China Automotive only owns a 49% equity interest in the BMW joint venture, the financial statements of the BMW joint venture are not consolidated with those of Brilliance China Automotive. The BMW joint venture is accounted for using the equity method and its results are only recorded as “Equity in earnings of associated companies and jointly controlled entities, net” in Brilliance China Automotive’s consolidated financial statements of income and comprehensive income. However, because separate financial information regarding BMW is available and evaluated by Brilliance China Automotive management to assess the performance of the joint venture and allocate resources to it, the manufacture and sale of BMW sedans is a reportable operating segment under Statement of Financial Accounting Standard, or SFAS, No. 131, in addition to manufacture and sale of minibuses and manufacture and sale of Zhonghua sedans. Since sales of BMW 3-Series and 5-Series sedans commenced in October and November of 2003, respectively, there are currently no comparative periods. See note 30 to the consolidated financial statements for additional discussion on Brilliance China Automotive’s reportable operating segments.

Contingent Liabilities and Outstanding Guarantees

     Brilliance China Automotive and its subsidiaries had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2003 and 2002 of approximately Rmb 1,492 million (US$180.2 million) and Rmb 1,414 million, respectively. These bank notes were used as a financing tool primarily by Shenyang Automotive for the purchase of components from affiliated companies and third parties and for other capital expenditures.

     As of December 31, 2003, subsidiaries of Brilliance China Automotive had provided the following guarantees:

•	Corporate guarantees of approximately Rmb 690 million (US$83.3 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

•	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately Rmb 344 million (US$41.5 million) drawn by Shenyang Aerospace which will expire in 2008. The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

•	Corporate guarantees for bank loans amounting to Rmb 300 million (US$36.2 million) drawn by an affiliated company of Brilliance Holdings Limited. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by the affiliated company of Brilliance Holdings Limited is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

•	Corporate guarantees of bank loans amounting to Rmb 100 million (US$12.1 million) drawn by JinBei. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

•	A guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of BMW Brilliance. However, default by SJAI is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

     As of December 31, 2003, subsidiaries of Brilliance China Automotive had issued letters of credit amounting to Rmb 32 million (US$3.9 million), compared to Rmb 44 million in 2002. Approximately Rmb 7.2 million (US$0.9 million) of the issued letters of credit was secured by pledged bank accounts.

     As of December 31, 2002, Shenyang Automotive had placed bank security deposits amounting to approximately Rmb 48 million and issued bank guarantees of Rmb 50 million at the request of the General Administration of Customs, pending an assessment of the eligibility of exemptions from VAT and custom duties for certain imported fixed assets. During 2003, Shenyang Automotive agreed with the relevant governmental authorities to pay custom duties and VAT for those imported fixed assets to be used by Shenyang Automotive while the imported fixed assets to be sold to the BMW joint venture for their own use were to be exempt from custom duty and VAT and the government authorities agreed to release all of the bank security deposits and bank guarantees.

     See also “Item 8 — Financial Information — Legal Proceedings” for a discussion of potential contingent liabilities relating to legal proceedings.

Liquidity and Capital Resources

     The following table set forth our outstanding contractual and commercial commitments as of December 31, 2003:

	Payments Due by Period
	(Amounts in thousands of Rmb)
		Less than	1-3	4-5	More than
	Total	1 year	years	years	5 years
Operating Leases (Relating to Offices and Property)	76,076	11,526	11,403	6,460	46,687
Unconditional Purchase Obligations	683,148	673,148	10,000	—	—

Total Contractual Cash Obligations	759,224	684,674	21,403	6,460	46,687

Cash Flows

     As of December 31, 2003, Brilliance China Automotive had Rmb 1,832.3 million (US$221.34 million) in cash and cash equivalents, Rmb 1,670.6 million (US$201.8 million) in short-term bank deposits and Rmb 2,264.6 million (US$273.56 million) in pledged short-term bank deposits, an increase of Rmb 543.1 million, Rmb 897.2 million and Rmb 914.6 million, respectively, from its positions as of December 31, 2002. This increase was mainly due to the increased payments in the form of cash and cash equivalents from Shenyang Automotive’s customers and the issuance of the convertible bonds in 2003.

     Cash flow from operating activities decreased by 60.6% from Rmb 1,913.0 million for the year ended December 31, 2002 to Rmb 753.4 million (US$91.0 million) for the year ended December 31, 2003. The decrease in cash flows from operating activities was primarily due to the inter-year changes in the following current assets and current liabilities:

•	an increase in accounts receivable, due from affiliated companies, notes receivable from third parties and affiliated companies of Rmb 476.9 million (US$57.6 million) for the year ended December 31, 2003 compared to a net decrease of Rmb 84.2 million for the year ended December 31, 2002, as a result of the growth in total sales of minibuses and Zhonghua sedans;

•	a greater increase in inventory levels from Rmb 161.4 million for the year ended December 31, 2002 to Rmb 460.0 million (US$55.6 million) for the year ended December 31, 2003 as a result of full production and sale of Zhonghua sedans and the preparation of the launch and full production of Grace minibuses in 2003;

•	a smaller increase in accounts payable, due to affiliated companies, and notes payable to affiliated companies of Rmb 646.7 million for the year ended December 31, 2002 to Rmb 54.4 million (US$6.6 million) for the year ended December 31, 2003 as a result of an acceleration of the settlement of payables;

•	a decrease in customer advances of Rmb 85.2 million (US$10.3 million) for the year ended December 31, 2003 compared to an increase of Rmb 218.5 million for the year ended December 31, 2020;

•	a decrease in accrued expenses and other current liabilities of Rmb 69.5 million (US$8.4 million) for the year ended December 31, 2003 compared to an increase of Rmb 184.5 million for the year ended December 31, 2002; and

•	a decrease in import tariffs and taxes payable of Rmb 36.9 million (US$4.5 million) for the year ended December 31, 2003 compared to an increase of Rmb 109.2 million for the year ended December 31, 2002 as a result of an acceleration of the settlement periods.

     Cash used in investing activities increased by 12.7% from Rmb 2,209.9 million for the year ended December 31, 2002 to Rmb 2,491.3 million (US$301.0 million) for the year ended December 31, 2003. This increase was primarily attributable to increases in pledged short-term bank deposits, the increase in investments in associated companies and jointly controlled entities of Rmb 702.3 million (US$84.3 million) including investment in the BMW joint venture, the prepayment for a long-term investment of Rmb 600.0 million (US$72.5 million) relating to the proposed acquisitions of SAIAM and SXI, and an increase in other receivables, which consisted of an advance of Rmb 300.0 million (US$36.2 million) to SAIAM. This increase in cash used in investing activities was partially offset by the Rmb 1,061.2 million (US$128.2 million) decrease in advances to affiliated companies and the Rmb 500.0 million (US$60.4 million) decrease in other receivables arising from short-term investments in 2003, the latter of which represented the return by an investment company of a deposit paid in 2002. In December 2002, Xing Yuan Dong disposed of its entire equity interest in China Zhengtong Investment Holdings Co., Ltd., or Zhengtong, to an affiliated company at its original purchase cost, or Rmb 480.0 million. Rmb 460.0 million (US$55.6 million) of this amount was received by December 31, 2003, and the rest is scheduled to be repaid by the end of 2004.

     Net cash provided by financing activities increased from Rmb 365.9 million for the year ended December 31, 2002 to Rmb 2,281.1 million (US$275.5 million) for the year ended December 31, 2003. This significant increase is mainly attributable to the US$200 million in gross proceeds received from the issuance of convertible bonds in November 2003, as described below, as well as the increased use of bank notes instead of short-term bank loans for financing purposes due to the lower interest rates available for these notes.

     On May 25, 2001 arrangements were made for a private placement to professional and institutional investors of 318,000,000 ordinary shares of common stock of US$0.01 each at a price of HK$2.2 per share. Brilliance China Automotive received net proceeds of Rmb 716.3 million from this placement, which was completed in June 2001. As of December 31, 2002, Brilliance China Automotive had utilized all of the proceeds received from this placement in the construction of a new pressing facility and the new sedan production facilities and for general working capital purposes.

     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with an aggregate principal amount of US$200.0 million (equivalent to approximately Rmb 1,654.3 million). The net proceeds of the convertible bond offering were advanced to Brilliance China Automotive and were then loaned to certain subsidiaries of Brilliance China Automotive. For additional information on the convertible bonds, see above “— Overview” and “— Debt Changes” below.

Debt Changes

     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with an aggregate principal amount of US$200.0 million (equivalent to approximately Rmb 1,654.3 million). These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at 100% of their outstanding principal amount during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount. These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2003, none of the bonds had been converted into the ordinary shares of Brilliance China Automotive. The net proceeds of the convertible bond offering were advanced to Brilliance China Automotive and were then loaned to certain subsidiaries of Brilliance China Automotive.

     In 2003, Brilliance China Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2003, direct bank borrowings and bank notes payable increased by 17.0% to Rmb 4,784.0 million (US$577.8 million), an increase of Rmb 696.6 million (US$84.1 million) from Rmb 4,087.4 million as of December 31, 2002. The bank loans and bank notes payable were either secured by the property, plant and equipment, pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. Brilliance China Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements. Furthermore, Brilliance China Automotive believes it maintains adequate reserves to manage unforeseen delays in obtaining new financing, and had cash and cash equivalents of Rmb 1,832.3 million (US$221.3 million) as of December 31, 2003.

Capital Expenditures

     Capital expenditures and operating expenses are funded internally in the form of loans by Brilliance China Automotive to Shenyang Automotive, as well as loans and notes payable borrowed by Shenyang Automotive from third parties. Shenyang Automotive’s capital expenditures were Rmb 955.9 million (US$115.4 million) in 2003, an increase of Rmb 157.1 million (US$19.0 million) from the 2002 figure. Major items of expenditure included the molds, equipment and machinery for the production of new versions of minibuses and sedans and new minibus painting facilities. Shenyang Automotive is currently investing or planning to invest in 2004 approximately Rmb 350 million (US$42.3 million) on the expansion and development of the minibus, welding and assembly workshops and molding for the shorter version of the Grace deluxe minibus, Rmb 300 million (US$36.2 million) for the development of the second generation of the Zhonghua sedans and Rmb 500 million (US$60.3 million) on the development and investment in its components and engines businesses. Of this total amount, Rmb 683.1 million (US$82.5 million) had already been contractually committed as of December 31, 2003.

Foreign Currency Requirements

     Brilliance China Automotive together with its associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 1,200 million, US$100 million and Euro 667 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2004. This estimate is based upon Brilliance China Automotive’s 2004 production plans and the level of domestic content expected for its minibuses and sedans in 2004. Brilliance China Automotive believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2004. Brilliance China Automotive and its associated companies and jointly controlled entities does not receive any foreign exchange through the sale of its products. However, under the laws of China, Brilliance China Automotive and its associated companies and jointly controlled entities in China are able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange, based on executed purchase contracts, joint venture agreements, feasibility studies and other documents evidencing the needs and proposed usage of such foreign exchange.

Research and Development, Patents and Licenses, etc.

     During 2001, 2002 and 2003, Brilliance China Automotive and Shenyang Automotive spent Rmb 26.9 million, Rmb 304.9 million and Rmb 162.6 million (US$19.6 million), respectively, on research and development activities. In 2001 and 2002, these amounts were used for improvements to Shenyang Automotive’s minibuses and preparing for the commencement of the production of Zhonghua sedans. Additionally in 2002, these amounts were used for the development of a new engine model in cooperation with a German engine manufacturer and the development of a new safety system in cooperation with an airbag manufacturer. In 2003, these amounts were used for the development of improved versions of existing minibus models, the development of an improved version of the Zhonghua sedan and the development of new engines, airbag systems and other components.

Trend information

     General trends that Brilliance China Automotive expects will have a significant impact on its results of operations in the near future include the following:

•	Increased Demand for Motor Vehicles. The rate of increase in China’s gross domestic product has been one of the highest in the world over the past decade, and this growth has fueled demand for automobiles. In fact, demand in the Chinese automobile industry has been growing over the past several years at a faster rate than the growth in China’s gross domestic product. This trend is expected to have a favorable impact on Brilliance China Automotive’s sales volume for both minibuses and sedans, provided that unexpected events such as an economic downturn in China or political instability do not have an adverse impact on this trend. For example, recent economic measures designed to slow overheated growth in a number of industries in China have resulted in a general downturn in demand for motor vehicles in China. Therefore, while growth in demand for automobiles is expected to continue, it is likely to increase at a slower rate than in prior years.

•	Competition. As a result of China’s entry into the WTO, domestic production of automobiles (including minibuses and sedans) is expected to increase, particularly through Sino-foreign joint ventures that are being established for this purpose. This could result in increased domestic competition for Brilliance China Automotive and greater downward pressure on vehicle prices as competitors begin to employ a higher ratio of domestically produced components and as more competitors achieve economies of sale due to increased volume of production.

•	Price. Retail prices in the automotive market are expected to continue to fall as a result of the localization of production and sourcing of components as described immediately above as well as increased competition. This expected decline in vehicle prices will likely have an adverse effect on Brilliance China Automotive’s gross income and profitability.

•	Growth, Consolidation and Development. On June 2, 2004, the NDRC issued a new automotive policy for China, which will likely result in consolidation in the industry and further the development and sophistication of the automobile industry in areas such as consumer financing and research and development. The new policy sets minimum levels of investment for new plants and research and development, imposes vehicle import tariffs instead of component tariffs on semi-knocked down imports and, under certain conditions, allows foreign investors to control more than 50% of a joint venture with Chinese partners and open more than two joint venture plants in China to produce the same categories of vehicles. The new policy acknowledges the success of China’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. In addition, the policy aims to centralize or reorganize certain automobile-related sectors, such as consumer loan services, to reduce overhead and administrative burdens on the industry and allow industry participants to focus on their core businesses. By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. However, the ultimate impact of the new policy on Brilliance China Automotive is still uncertain and subject to more detailed guidance and implementing regulations that are expected to be promulgated by the NDRC in the future.

•	Improvements in China’s Infrastructure. China continues to improve and expand its roadway system. By making automobile travel a more practical and accessible mode of transportation for motorists in China, such improvements in China’s infrastructure will likely add to demand for automobiles.

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

     Brilliance China Automotive considers certain accounting policies, including those related to revenue recognition, warranties, inventories, investment in jointly controlled entities and associated companies, taxation, related party transactions and impairment of long-lived assets, to be critical accounting policies due to the estimation processes involved in each.

Revenue Recognition

     Brilliance China Automotive recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) (as amended by Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104)). SAB 101 and SAB 104 require that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     Sales represent the invoiced value of goods, net of sales tax, discounts and returns. Sales are recognized when goods are delivered to customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for allowances and rebates are made at the time of the sales of goods and are recognized as a reduction of sales.

Warranties

     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2002 and 2001: 18-month or 30,000 kilometers) first-to-occur limited warranty. The Zhonghua sedans are sold with a 36-month or 60,000 kilometers (2002: 24-month or 40,000 kilometers) first-to-occur limited warranty. In addition to these basic limited warranties, in 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The assumptions used to estimate warranty expenses are reevaluated periodically in light of actual experience. Actual warranty expense may be different from our estimates.

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

     SFAS No. 142 provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. Factors Brilliance China Automotive considers important, and that could trigger an impairment review include the following:

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

Investments in associated companies and jointly controlled entities

     An associated company is a company in which Brilliance China Automotive and its subsidiaries have significant influence, but not control or joint control, and thereby have the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which Brilliance China Automotive has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method. Goodwill arising from the acquisition of interests in associated companies and jointly controlled entities is included in the carrying amount of the investment.

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

Transactions with affiliated companies

     An affiliated company is a company in which one or more of the directors or substantial shareholders of Brilliance China Automotive have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence. The accounting treatment for transactions with these affiliated companies, including sales and revenue recognition policies, is similar to that for transactions with third parties.

Recent Accounting Pronouncements

     In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not expect that the adoption of FIN 46 will have a material effect on Brilliance China Automotive’s financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. With certain exceptions, SFAS No. 133 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. Management does not expect that the adoption of SFAS No. 149 will have a material effect on Brilliance China Automotive’s financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management does not expect that the adoption of SFAS No. 150 will have a material effect on Brilliance China Automotive’s financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     At the annual general meeting on June 27, 2003, pursuant to the Bye-laws of Brilliance China Automotive, independent non-executive directors, Mr. Wei Sheng Hong and Mr. Huang Anjiang, retired by rotation, and as they did not offer themselves for re-election, their retirement entered into effect from the close of the annual general meeting. Following the close of the annual general meeting, Mr. Xu Bingjin was appointed as an independent non-executive director, and Mr. Wu Yong Cun and Mr. Lei Xiaoyang were appointed as non-executive directors of Brilliance China Automotive. The appointments of Mr. Xu, Mr. Wu and Mr. Lei took effect on June 27, 2003.

     The directors and senior executive officers of Brilliance China Automotive as of December 31, 2003 are identified below.

			Year First
			Elected or Appointed
Name	Age	Position	Director or Officer
Directors
Wu Xiao An	42	Chairman of the Board and Executive Vice President	1993
Hong Xing	41	Vice Chairman, Executive Vice President and Company Secretary	1993
Su Qiang	38	Director, President and Chief Executive Officer	1992
He Tao	32	Director, Vice President and Chief Financial Officer	1995
Yang Mao Zeng	68	Director	1994

Non-Executive Directors
Wu Yong Cun	41	Director	2003
Lei Xiaoyang	47	Director	2003

Independent Non-Executive Directors
Yi Min Li	42	Director	2001
Xu Bingjin	64	Director	2003

Executive Directors

     Mr. WU Xiao An, age 42, has been Chairman of the Board of Brilliance China Automotive since June 2002, and a director and an Executive Vice President since 1993. He is responsible for the overall management and strategy of Brilliance China Automotive. He was the Vice Chairman and the Chief Financial Officer of Brilliance China Automotive from 1993 to June 2002. He is also a director of Shenyang Automotive. Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master of Business Administration degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

     Mr. HONG Xing, age 41, has been the Vice Chairman of Brilliance China Automotive since June 2002, and a director and an Executive Vice President since 1993. Mr. Hong also serves currently as Company Secretary. Mr. Hong is also a director of Shenyang Automotive. He received a Bachelor of Arts degree from the Beijing Foreign Languages Institute in 1984. He also received a Doctor of Jurisprudence degree from the Columbia University School of Law in New York and is a member of the Bar of the State of New York. From 1985 to 1986, Mr. Hong worked as an attaché in the Ministry of Foreign Affairs of China. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations headquarters in New York.

     Mr. SU Qiang, age 38, has been the President and the Chief Executive Officer of Brilliance China Automotive since June 2002, and a director since 1992. He formerly served as an Executive Vice President of Brilliance China Automotive and was General Manager of Shenyang Automotive from 1995 to 1997, where he currently serves as Chairman . He is currently responsible for the administrative and production management of Brilliance China Automotive. He holds a Bachelor of Arts degree from the People’s University of China, as well as a graduation certificate from the Graduate School of the People’s Bank of China.

     Mr. HE Tao, age 32, has been the Chief Financial Officer of Brilliance China Automotive since June 2002 and a director and a Vice President of Brilliance China Automotive since November 1998. He is responsible for the financial management of Brilliance China Automotive. He is also a director and President of Shenyang Automotive, which he joined in 1995. Mr. He received a Bachelor of Arts degree from the University of Finance and Economics in Shanghai. From 1993 to 1995, he worked as the manager of the accounting department of Brilliance China Machinery Co., Ltd. in Luoyang, China.

     Mr. YANG Mao Zeng, age 68, has been a director since 1995 and he was the Vice President and the Chief Accounting Officer of Brilliance China Automotive from 1995 to March 2002. He is responsible for the administrative and financial management of Brilliance China Automotive. He graduated from Soochow University and previously served as the General Manager of the Bank of China, Grand Cayman Branch, in 1993.

Non-Executive Directors

     Mr. WU Yong Cun, age 41, has been a non-executive director of Brilliance China Automotive since June 2003. Mr. Wu has been the Vice President of Huachen Automotive Group Holdings Company Limited, or Huachen, since December 2002. He is responsible for business planning and development and production management for Huachen. Mr. Wu has also served as the General Manager of Liaoning Provincial Water Sources Utility Company, the Assistant Director of Liaoning Provincial Development & Planning Commission and the Vice Chairman of Liaoning Provincial Science and Technology Association between June 1988 and September 2002. Mr. Wu holds a Bachelor of Engineering degree and a Master of Engineering degree from Dalian Science and Technology University as well as a Master of Business Administration degree from California State University, Fullertan School. Mr. Wu also holds the title of Senior Engineer.

     Mr. LEI Xiaoyang, age 47, has been a non-executive director of Brilliance China Automotive since June 2003. Mr. Lei has been the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and had been in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department. Mr. Lei holds a Bachelor of Engineering degree from the Shenyang Polytechnic

University and a Master of Science degree from Liaoning University as well as a Master of Business Administration degree from Roosevelt University.

Independent Non-Executive Directors

     Mr. YI Min Li, age 42, has been an independent non-executive director of Brilliance China Automotive since February 2001. Since February 13, 2001, he has also served as a member of the Audit Committee of Brilliance China Automotive. Mr. Yi is a Professor in the School of International Business, Southwest University of Finance and Economics, Chengdu, Sichuan, China.

     Mr. XU Bingjin, age 64, has been an independent non-executive director of Brilliance China Automotive since June 2003. Since June 27, 2003, he has also served as a member of the Audit Committee of Brilliance China Automotive. Mr. Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.

     The board of directors of Brilliance China Automotive currently consists of nine members, one-third of whom are required to retire from office by rotation at each annual general meeting in accordance with the terms of its Bye-laws (except for any director holding office as Chairman). Those directors that retire from office, however, may be immediately re-elected as directors by the shareholders.

     There is no family relationship between any director or executive officer of Brilliance China Automotive and any other director or executive officer.

Compensation

     The aggregate amount of compensation, consisting of salary, allowances and benefits in kind, paid by Brilliance China Automotive to its directors and executive officers during 2003 was approximately Rmb 41.1 million (US$5.0 million).

Board Practices

Service Agreements

     On August 21, 2000, Brilliance China Automotive entered into service agreements with each of its executive directors, except Mr. Yang Mao Zeng. The services agreements have terms of five years beginning October 1, 2000. None of the service agreements provide for any benefits or compensation upon termination of employment other than statutory compensation.

Audit Committee

     Brilliance China Automotive has established an audit committee whose primary duties consist of reviewing and supervising the financial reporting process of Brilliance China Automotive. The audit committee currently consists of two independent non-executive directors, Mr. Yi Min Li and Mr. Xu Bingjin.

Meetings

     Meetings of the audit committee shall be held at least twice per year, and Brilliance China Automotive’s external auditors may request a meeting if they consider that one is necessary. A quorum for a meeting of the audit committee shall be two members. Brilliance China Automotive’s secretary shall serve as secretary of the audit committee and shall circulate to all members of the board the minutes from any audit committee meeting. Brilliance China Automotive’s Chief Financial Officer and a representative of its external auditors shall normally attend audit committee meetings as well. Other board members also have the right to attend audit committee meetings. The audit committee shall meet with Brilliance China Automotive’s external auditors at least once per year.

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

     The duties of the audit committee are to:

•	consider the appointment of the external auditor, the audit fee and any questions of resignation or dismissal by or of the external auditor;

•	discuss with the external auditor, before the audit commences, the nature and scope of the audit, and ensure coordination where more than one audit firm is involved;

•	review the half-year and annual financial statements before submission to the board, focusing particularly on:

•	any changes in accounting policies or practices;

•	major judgment areas;

•	significant adjustments resulting from the audit;

•	the going concern assumption;

•	compliance with accounting standards; and

•	compliance with stock exchange and legal requirements;

•	discuss problems and reservations arising from the interim and final audits, and any matters the auditors may wish to discuss (in the absence of management where necessary);

•	review the external auditors’ management letter and management’s response;

•	review the statement on internal control systems prior to endorsement by the board;

•	consider the major findings of internal investigations and management’s response;

•	pre-approval of certain services and fees of the independent auditors; and

•	consider other topics as defined by the board.

     The audit committee met in April 2002, 2003 and 2004, and September 2002 and 2003.

Employees

     As of December 31, 2003, Brilliance China Automotive had 9 employees located in Hong Kong, compared with 9 as of December 31, 2002 and 12 as of December 31, 2001. These employees are primarily responsible for overseeing the financial management and operations and for developing strategic business plans, preparing financial statements and coordinating investor relations for Brilliance China Automotive.

     As of December 31, 2003, Shenyang Automotive had a total of 6,704 employees (including part-time employees), compared with 6,639 as of December 31, 2002 and 6,906 as of December 31, 2001. The following chart sets forth the number of Shenyang Automotives employees by functional area as of December 31, 2003:

Functional Area	Number of Employees
Administrative personnel	1,066
Technical personnel	990
Production workers	4,648

Total	6,704

     Substantially all of Shenyang Automotive’s employees are based in Shenyang, Liaoning Province, China.

     Shenyang Automotive has not experienced any strikes or other labor disputes that materially affected Shenyang Automotive’s business activities. Brilliance China Automotive considers its labor relations to be good. In addition, Shenyang Automotive and the other subsidiaries, associated companies and jointly controlled entities of Brilliance China Automotive consider their labor relations to be good.

Share Ownership

     The following chart sets forth the share ownership of all directors and executive officers that own any shares in Brilliance China Automotive as of December 31, 2003.

Percentages of
		Number of	Capital Stock
Title of Class	Identity of Person or Group	Shares Owned	Beneficially Owned(1)
Ordinary shares	He Tao	45,000	0.0%
Ordinary shares	Su Qiang	14,500,000	0.40%
Ordinary shares	Wu Xiao An	—	—
Ordinary shares	Hong Xing	—	—
Ordinary shares	Yang Mao Zeng	—	—

(1)	Percentage ownership is based on 3,668,390,900 shares outstanding as of December 31, 2003.

Employee Share Option Scheme

     Upon the listing of Brilliance China Automotive’s shares on The Stock Exchange of Hong Kong Limited in September 1999, Brilliance China Automotive adopted an employee share option scheme. Under the scheme, the board of directors of Brilliance China Automotive has the right to grant options to employees of Brilliance China Automotive and its subsidiaries to subscribe for Brilliance China Automotive’s shares at a price which shall be higher of: (1) a price being not less than 80% of the average closing price of the shares on the relevant securities exchange for the five trading days immediately preceding the relevant offer date in respect of such options; or (2) the nominal value of the shares. If an employee decides to accept the offer of an option he or she must pay HK$1.00 when the option is granted. The maximum number of shares in respect of which options may be granted (including shares in respect of which options, whether exercised or still outstanding, have already been granted) under the scheme is the number that represents 10% of the issued ordinary share capital of Brilliance China Automotive, excluding shares issued on exercise of options previously granted. The period during which an option may be exercised will be determined by the directors, except that no option may be exercised more than ten years from the date of grant of the option.

     On June 2, 2001, share options were granted to certain directors and employees of Brilliance China Automotive, entitling them to subscribe for a total of 31,800,000 shares of Brilliance China Automotive’s ordinary shares at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately Rmb 15.5 million and was charged to income during the year ended December 31, 2001. On October 13, 2003, 2,338,000 share options granted to an employee of Brilliance China Automotive were exercised at an exercise price of HK$1.896 per share in accordance with the terms of this share option scheme. Accordingly, the common stock and additional paid-in capital were increased by Rmb 0.2 million and Rmb 4.5 million, respectively. No options were granted under this stock option plan in 2003.

New Share Option Scheme

     On June 28, 2002, Brilliance China Automotive adopted a new share option scheme, or the New Scheme in compliance with the amendments to the listing rules and regulations of The Stock Exchange of Hong Kong Limited that became effective on September 1, 2001. The New Scheme became effective on July 15, 2002 and the original share option scheme of Brilliance China Automotive adopted in 1999 was terminated. Share options granted after July 15, 2002 are subject to the terms of the New Scheme. Pursuant to the New Scheme, Brilliance China Automotive’s Board of Directors may grant options to the participants (including Brilliance China Automotive’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for Brilliance China Automotive’s common stock at a price that shall not be lower than the higher of:

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

     As of December 31, 2003, no share option had been granted under the New Scheme.

Call Option Agreements

     On December 18, 2002, Huachen entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder, providing for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 shares of common stock, representing approximately 39.45% of the then issued share capital of Brilliance China Automotive and the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive. Completion of the principal agreement took place at signing on December 18, 2002. In connection with the signing of the principal agreement and after completion of the sale and purchase of the ordinary shares pursuant thereto, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao entered into a call option agreement with Huachen. Pursuant to the terms of the call option agreements, Huachen granted to each of these Directors a call option in respect of a specified number of ordinary shares, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of Brilliance China Automotive, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of three years commencing August 6, 2003. As of December 31, 2003, none of the call options had been exercised by the above directors.

     Under the terms of these call option agreements, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If these directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a three-year period after the date of completion of the purchase of the relevant ordinary shares, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information regarding ownership of Brilliance China Automotive’s capital stock as of December 31, 2003 by all persons who are known to Brilliance China Automotive to own beneficially more than 5% of Brilliance China Automotive’s shares or ADSs. The voting rights of Brilliance China Automotive’s major shareholders are identical to those of its other shareholders.

		Number of	Percent of
Title of Class	Identity of Person or Group	Shares Owned	Capital Stock
Ordinary Shares	Huachen Automotive Group Holdings Company Limited(1)	1,446,121,500	39.42%
Ordinary Shares	J.P. Morgan Chase & Co.(2)	320,936,741	8.75%

(1)	Huachen Automotive Group Holdings Company Limited is a wholly owned subsidiary of the Liaoning Provincial Government.

(2)	Includes ordinary shares beneficially owned through the following controlled subsidiaries: J.P. Morgan Fleming Asset Management (Asia) Inc.; J.P. Morgan Fleming Asset Management Holdings Inc.; JF Asset Management Limited; JPMorgan Chase Bank; JF International Management Inc.; J.P. Morgan International Finance Limited; J.P. Morgan International Inc.; J.P. Morgan Whitefriars Inc.; and J.P. Morgan Overseas Capital Corporation.

     On December 19, 2001, Zhuhai Brilliance Holdings Company Limited, or Zhuhai Brilliance, a Chinese company under the control of the Chinese Financial Education Development Foundation, sold 300,000,000 shares in Brilliance China Automotive to Shenzhen Zheng Guo Investment Co., Ltd., at the market price of HK$1.60 per share, or an aggregate price of HK$480.0 million. These shares were subsequently sold to the public in 2003.

     On December 18, 2002, Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder of Brilliance China Automotive, for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 ordinary shares, representing approximately 39.45% of the then issued share capital of Brilliance China Automotive and the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive. Completion of the principal agreement took place at signing on December 18, 2002. Accordingly, as of December 31, 2003, Huachen is entitled to cast 39.42% (diluted from the initial 39.45% due to the exercise of certain share options during 2003) of the votes on all matters to be voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the applicable laws and regulations), and will therefore exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive. See “Item 8 — Financial Information — Legal Proceedings” for a description of the litigation relating to this purchase.

Related Party Transactions

     JinBei holds a 49% equity interest in Shenyang Automotive. Shenyang Automotive began operating as a separate legal entity from JinBei in January 1992. Shenyang Automotive and JinBei are parties to a trademark license agreement under which JinBei has granted to Shenyang Automotive the license to use indefinitely the JinBei trademark on its products and marketing materials. On December 29, 2003, Brilliance China Automotive, through Shengyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, and Shenyang Xinjinbei Investment and Development Co., Ltd., or SXID, its 98.0% and 99.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang Xinjinbei Investment Co., Ltd, or SXI, which own 29.9% and 11%, respectively, of the issued share capital of JinBei. Upon receipt of the necessary governmental approvals for this transaction, Brilliance China Automotive will be effectively interested in approximately 40.1% of the issued share capital of JinBei, thereby increasing its effective interest in Shenyang Automotive from its initial 51.0% to approximately 70.7%. This acquisition is expected to be completed in the second half of 2004.

     In 2002, Brilliance China Automotive purchased Rmb 2,215.6 million of its component parts from various affiliated companies. This figure represented an increase of 55.5% from 2001. In 2003, this amount increased to Rmb 2,916.9 million (US$353.3 million), representing an increase of 31.7% over 2002. Brilliance China Automotive believes that its purchases of such parts have been on terms as favorable to Brilliance China Automotive as it could have obtained from unrelated third parties on an arm’s-length basis.

     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited at a consideration of approximately Rmb 278.0 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and a 90% equity interest in the registered capital of Xingchen Automotive Seats. Dongxing Automotive is a foreign-invested enterprise established in China whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign joint venture established in China in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xingchen Automotive Seats ceased its operations in the second half of 2002.

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

     Significant transactions between Brilliance China Automotive or its subsidiaries and affiliated companies in the ordinary course of business during 2001, 2002 and 2003 are set forth below:

	2003	2002	2001
	(Rmb ’000)
Sales to JinBei and its affiliated companies	150,637	56,438	14,923
Purchases from JinBei and its affiliated companies	986,828	712,061	317,046
Sales to Shanghai Shenhua and its affiliated companies	1,984,715	1,664,156	907,232
Purchases from Shanghai Shenhua and its affiliated companies	222,940	375,402	164,323
Sales to Shanghai Yuantong Automobile Sales and Service Company Limited, or Shanghai Yuantong	—	710,100	2,622,002
Advertising expenses reimbursed by Shanghai Yuantong	—	—	64,070
Sales to other affiliated companies of Brilliance Holdings Limited	504	150,390	59,816
Purchases from other affiliated companies of Brilliance Holdings Limited	93,498	99,514	274,379
Purchases from associated companies and jointly controlled entities	1,597,289	1,014,057	635,373
Sales to affiliated companies of the joint venture partner of Ningbo Yuming	5,135	—	—
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	16,338	14,580	33,524
Sales to associated companies and jointly controlled entities	171,512	102,024	61,683
Research and development expenses to third parties under contracts assumed from an affiliated company of Brilliance Holdings Limited at original costs	—	116,000	—
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost	—	18,305	—
Operating lease rental on machineries and equipment charged by a jointly controlled entity	12,000	—	—
Acquisition of Key Choices from Brilliance Holdings Limited	—	—	278,213
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	—	—	5,558
Sales of fixed assets to an associated company	—	—	18,425
Purchase of fixed assets and other assets from other affiliated companies of Brilliance Holdings Limited	—	—	41,984
Purchases of moulds from an affiliated company of Shanghai Shenhua	—	—	35,750
Management expenses reimbursed to and consulting fees paid to Brilliance Holdings Limited	—	5,182	12,405
Interest income from Brilliance Holdings Limited and its affiliated companies	—	—	23,709
Interest income from Shanghai Yuantong	—	—	15,930

     The above transactions were carried out after negotiations between Brilliance China Automotive and its subsidiaries and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors of Brilliance China Automotive.

     Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately Rmb 225.2 million (US$27.2 million) to the BMW joint venture in consideration of approximately Rmb 248.7 million (US$30.0 million) and entered into an agreement with the BMW joint venture to lease-back a substantial portion of the buildings. The agreement of sale includes an option for the BMW joint venture to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of the BMW joint venture. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of Brilliance China Automotive and the portion of consideration received from the BMW joint venture up to December 31, 2003 amounting to approximately Rmb 74.6 million (US$9.0 million) is treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately Rmb 174.1 million (US$21.0 million) will be received from the BMW joint venture when certain conditions specified in the agreement of sale are fulfilled.

     During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use certain components-related technology in the manufacturing of the Zhonghua sedan. This technology was transferred from JinBei to Shenyang Automotive in the form of an increase in the registered capital of Shenyang Automotive in January 2003, and Shenyang Automotive thereby became the legal owner of this components-related technology.

     In December 2003, the BMW joint venture purchased for Rmb 384.3 million (US$46.4 million) certain machinery and equipment from Shenyang Automotive with an aggregate net book value of Rmb 358.6 million (US$43.3 million) for use in the production of BMW sedans. The agreement of sale includes an option for the BMW joint venture to require Shenyang Automotive to purchase back such machinery and equipment at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of the BMW joint venture. This machinery and equipment is maintained by the BMW joint venture for the manufacturing of its products and is also used by Shenyang Automotive for a service fee based on the number of Zhonghua sedans produced by Shenyang Automotive using this machinery and equipment. As of December 31, 2003, the basis for the service fees had not been finalized and service fees of approximately Rmb 17.4 million (US$2.1 million) had accrued.

     The operating subsidiaries of Brilliance China Automotive have provided the following outstanding guarantees to affiliated companies:

•	corporate guarantees of approximately Rmb 690 million (US$83.3 million) (compared to Rmb 740 million in 2002) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua;

•	a joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately Rmb 344 million (US$41.5 million) (compared to Rmb 374.0 million in 2002) drawn by Shenyang Aerospace that expires in 2008;

•	corporate guarantees for bank loans amounting to Rmb 300 million (US$36.2 million) drawn by an affiliated company of Brilliance Holdings Limited. The same amount of bank deposits was pledged as a collateral for the corporate guarantee;

•	corporate guarantees for bank loans amounting to Rmb 100 million (US$12.1 million) drawn by JinBei. The same amount of bank deposits was pledged as a collateral for the corporate guarantee; and

•	a guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of the BMW joint venture.

     Set forth below is information on amounts due from affiliated companies to Brilliance China Automotive and its subsidiaries arising from trading activities as of December 31, 2001, 2002 and 2003:

	2003	2002	2001
	(Rmb ’000)
Notes receivable from affiliated companies
Notes receivable from affiliated companies of JinBei	4,505	6,613	—
Notes receivable from Shanghai Shenhua	487,770	156,240	536,859
Notes receivable from Shanghai Yuantong	—	3,325	144,935
Notes receivable from other affiliated companies of Brilliance Holdings Limited	—	20,807	3,075
Notes receivable from associated companies and jointly controlled entities	31,900	26,000	2,000
Notes receivable from an affiliated company of the joint	3,000	—	—
venture partner of Ningbo Yuming	—	—	—

Total(1)	527,175	212,985	686,869

Amounts due from affiliated companies
Due from affiliated companies of Brilliance Holdings Limited(3)	—	41,675	61,125
Due from Shanghai Shenhua and its affiliated companies	54,967	63,608	31,874
Due from Shanghai Yuantong(2)	355,835	655,835	439,411
Due from affiliated companies of the joint venture partner of Ningbo Yuming	4,408	280	18,281
Due from affiliated companies of JinBei	53,242	11,015	35,071
Due from associated companies and jointly controlled entities	46,453	11,376	11,175
Receivable arising from the disposal of machineries and equipment to BMW joint venture(4)	269,003	—	—
Provision for doubtful receivables	(9,720)	(9,723)	—

Total	774,188	774,066	596,937

(1)	The notes receivable from affiliated companies are guaranteed by banks in China and have maturities between one to six months. The fair value of the notes receivable approximates their carrying value.
(2)	The amount due from Shanghai Yuantong during the year ended December 31, 2001 bears interest at an annual rate of 5.4%. The amount as of December 31, 2002 and 2003 was non-interest bearing. Subsequent to December 31, 2003, Rmb 350 million of endorsed bank notes were received from Shanghai Yuantong.

(3)	As of December 31, 2001, included in the amounts due from affiliated companies of Brilliance Holdings Limited is approximately Rmb 56.0 million guaranteed by a shareholder of an affiliated company. The amount was fully settled in 2002.
(4)	The outstanding balance is unsecured, non-interest bearing and will be settled by the BMW joint venture when certain conditions specified in the agreement of sale are fulfilled.

     As of December 31, 2003 and December 31, 2002, Brilliance China Automotive had advanced approximately Rmb 3,528.1 million (US$426.1 million) and Rmb 3,031.3 million (US$366.1 million), respectively, to its subsidiaries, of which approximately Rmb 2,288.9 million (US$276.5 million) and Rmb 699.3 million (US$84.5 million), respectively, bear interest at 5.0% to 5.8% and 5.0%, respectively, per annum. There is no interest payable with respect to the remaining balance.

     Set forth below is information on advances from Brilliance China Automotive and its subsidiaries to affiliated companies as of December 31, 2001, 2002 and 2003:

	2003	2002		2001
	(Rmb ’000)
Advances to affiliated companies
Advances to JinBei and its affiliated companies	69,748	6,613		2,163
Advances to Brilliance Holdings Limited and its affiliated companies:
(i) Current
Interest bearing	—	—		40,000	(1)
Non-interest bearing	172,955	907,191	(3)	256,223
(ii) Long-term
Interest bearing (1)	—	—		39,111	(1),(2)
Non-interest bearing	—	—		5,693	(2)
Advances to Zhuhai Brilliance Holdings Company Limited (non-interest bearing)	—	360,000	(4)	—
Advances to other affiliated companies (non-interest bearing)	779	30,892	(5)	—

Total	243,482	1,304,696		343,190

(1)	Interest bearing at annual rates of 5.5% in 2001.
(2)	The long-term portion of advances to an affiliated company of Brilliance Holdings Limited as of December 31, 2001 were wholly repaid in 2002.
(3)	Approximately Rmb 810.0 million of the advances to Brilliance Holdings Limited and its affiliated companies were settled subsequent to year end 2002.
(4)	The balance of Rmb 360.0 million was settled subsequent to year end 2002.
(5)	Rmb 30.0 million of the advances to other affiliated companies was settled subsequent to year end 2002.

     Set forth below is information on advances from affiliated companies to Brilliance China Automotive and its subsidiaries as of December 31, 2001, 2002 and 2003.

	2003	2002	2001
	(Rmb ’000)
Advances from affiliated companies
Advances from a joint venture partner of Shenyang Aerospace	—	139,529	—
Advances from affiliated companies of Brilliance Holdings Limited	15,294	13,951	54,276

	2003	2002	2001
	(Rmb ’000)
Advances from an associated company	—	1,264	—
Advances from an affiliated company of Shanghai Shenhua	—	1,586	—
Advances from affiliated companies of JinBei	516	2,092	—
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	1,845	3,998	—
Advances from other affiliated companies	382	—	—
Financing received from BMW joint venture	74,605	—	—

Total	92,642	162,420	54,276

     Aside from the financing received from BMW joint venture, the other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

     Amounts due to affiliated companies arising from trading activities consisted of the following:

	2003	2002	2001
	(Rmb ’000)
Notes payable to affiliated companies
Notes payable to affiliated companies of JinBei	27,272	—	—
Notes payable to associated companies and jointly controlled entities	8,059	—	—
Notes payable to other affiliated companies	100	—	—

Total	35,431	—	—

Amounts due to affiliated companies
Due to JinBei and its affiliated companies	216,559	196,186	107,095
Due to other affiliated companies of Brilliance Holdings Limited	2,478	21,839	32,340
Due to Shanghai Shenhua and its affiliated companies	84,417	101,029	173,636
Due to affiliated companies of the joint venture partner of Ningbo Yuming	1,037	10,225	6,287
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	4,967	1,567	3,132
Due to associated companies and jointly controlled entities	375,396	398,523	169,589

Total	684,854	729,369	492,079

     The amounts due to affiliated companies are unsecured, non-interest bearing, with no fixed repayment terms.

     As of December 31, 2003, included in prepayments and other current assets were approximately Rmb 26.0 million (US$3.1 million) (compared to Rmb 263.0 million in 2002) of prepayment for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited.

     As of December 31, 2003, included in other receivables was Rmb 20 million (US$2.4 million) (compared to Rmb 220.0 million in 2002) of outstanding proceeds from the disposal of an associated company to an affiliated company.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See “Item 18 — Financial Statements” for a list of the financial statements filed with this document.

Legal Proceedings

Broadsino Litigation

     On January 21, 2003, a writ brought by Broadsino, as plaintiff, was filed with the Supreme Court of Bermuda and an ex parte court order dated January 22, 2003 granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of Brilliance China Automotive in Bermuda. The writ alleged that the interest of the Chinese Financial Education Development Foundation, a former significant shareholder, in 1,446,121,500 shares of Brilliance China Automotive, representing a 39.45% ownership interest, was held in trust for Broadsino and was improperly transferred to Huachen. The Court Order restrained Brilliance China Automotive from among other things: (a) registering the transfer of these shares by the Chinese Financial Education Development Foundation to Huachen and/or Huachen to certain directors of Brilliance China Automotive; or (b) if such transfer has already been registered, registering any further dealings in such shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against Brilliance China Automotive, the Chinese Financial Education Development Foundation, Huachen and certain directors of Brilliance China Automotive. Broadsino claimed that Brilliance China Automotive was aware of the trust arrangement and further alleged that Brilliance China Automotive knowingly participated in a breach of that trust arrangement by allowing the transfer of such shares from the Chinese Financial Education Development Foundation to Huachen. Broadsino sought recovery of these shares and, in the alternative, damages.

     Upon application by Brilliance China Automotive, the court order was discharged by a judgment of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, Brilliance China Automotive took out a summons at the Supreme Court of Bermuda to have this writ and statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On a judgement dated December 31, 2003, the Supreme Court of Bermuda struck out the writ in respect of legal proceedings brought by Broadsino against Brilliance China Automotive. On March 4, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused. On June 17, 2004, Broadsino made an ex parte application for leave to appeal to the Court of Appeal of the Supreme Court of Bermuda. The Court of Appeal granted Broadsino’s application for leave and the matter has been adjourned for an inter partes hearing, which is expected to take place in the November 2004 session of the Court of Appeal. The directors do not believe that this litigation has had or will have any significant impact on the financial position of Brilliance China Automotive.

Yang Rong Employment Proceedings

     On or about October 25, 2002, Brilliance China Automotive was served with a claim lodged by Mr. Yang Rong in the Labour Tribunal in Hong Kong against Brilliance China Automotive. The claim was for approximately US$4.3 million with respect to loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered that the case to be transferred to the High Court in Hong Kong. At a directions hearing held on September 5, 2003, the High Court ordered Mr. Yang to file and serve his Statement of Claim by September 19, 2003. On September 16, 2003, a Statement of Claim was served on Brilliance China Automotive. On November 4, 2003, Brilliance China Automotive filed and served a Defence and Counterclaim. Mr. Yang filed and served a Reply and Defense to Counterclaim on April 26, 2004. No subsequent pleadings or documents have been filed with the Court as at the date of approval of this annual report and no hearing of this matter has been scheduled. Based on the claims set out in the Statement of Claim, the directors of Brilliance China Automotive do not believe the action has had or will have any significant impact on the financial position of Brilliance China Automotive and the directors have defended and will continue to defend this action vigorously.

Dividends

     All dividends to holders of ADSs are declared and paid in U.S. dollars. Interim dividends may be paid at the discretion of Brilliance China Automotive’s board of directors based on its evaluation of the financial condition of Brilliance China Automotive, while final dividends are subject to the approval of the shareholders at a general meeting. Historically, Brilliance China Automotive has paid a quarterly dividend at the rate of US$0.02 per share in each quarter, commencing in the first quarter of 1993. Brilliance China Automotive began to pay dividends on a semi-annual basis in the second half of 1996. The amount of these dividend payments have been adjusted on a pro rata basis to reflect Brilliance China Automotive’s 1999 and 2000 bonus share issuances as well as the increase in earnings per share. The dividend per share and dividend per ADS amounts paid for 2003 were US$0.00242 per share and US$0.24 per ADS.

     Under Section 54 of the Companies Act 1981 of Bermuda (as amended), a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that

•	Brilliance China Automotive is, or would after payment be, unable to pay its liabilities as they become due; or

•	the realizable value of Brilliance China Automotive’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. As a Bermuda company, Brilliance China Automotive must abide by these criteria in formulating its dividend policy.

     Applicable Chinese laws and regulations require that before a foreign-invested enterprise distributes profits to investors it must:

•	satisfy all tax liabilities;

•	provide for losses in previous years;

•	in the case of a Sino-foreign joint venture, also make appropriation, in proportions determined at the sole discretion of the board of directors of the joint venture, to a general reserve fund, an enterprise expansion fund and a staff welfare and employee bonus fund. During the year ended December 31, 2003, Shenyang Automotive and Ningbo Yuming were not required to and therefore did not make any additional contributions into these funds.

Distributions of profits to investors are required to be in proportion to each party’s shareholdings in the joint venture; and

•	in the case of a wholly foreign owned enterprise, appropriate 10% of profit after providing for taxes and losses in previous years to a general reserve fund until the balance of the fund reaches 50% of its share capital. Any further appropriation thereafter is optional. The appropriation to an enterprise expansion fund and a staff welfare fund is at the sole discretion of the board of directors of the wholly foreign owned enterprise. During the year ended December 31, 2003, Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian made an additional Rmb 100.0 million (US$12.1 million) to the general reserve fund, enterprise expansion fund and staff welfare fund.

Significant Changes

     There have been no significant changes since December 31, 2003, the date of the annual financial statements in this annual report.

ITEM 9. THE OFFER AND LISTING

     Brilliance China Automotive’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited under the stock code “1114”, and Brilliance China Automotive’s ADSs are listed on the New York Stock Exchange, Inc. under the symbol “CBA”. The following table sets forth for the periods indicated the reported high and low sales prices for the ordinary shares and the ADSs on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively:

					The Stock
					Exchange of
					Hong Kong
	New York Stock Exchange, Inc.				Limited
	(US$)				(HK$)
	Ordinary Shares		ADSs		Ordinary Shares
Calendar Period	High	Low	High	Low	High	Low
	Through		Starting from		Starting from
	April 14, 2000		April 17, 2000		October 22, 1999
1999: 1st quarter	8 7/8	6 3/16	—	—	—	—
2nd quarter	11 1/8	7 3/4	—	—	—	—
3rd quarter	26 7/8	10 9/16	—	—	—	—
4th quarter	25 15/16	3 1/16	—	—	32.40	26.40
2000: 1st quarter	3 5/16	2 5/16	—	—	27.20	21.20
2nd quarter (1)(2)	4 3/16	2 7/8	19 15/16	13 11/16	28.20	1.13
3rd quarter	—	—	37 5/8	17 1/4	2.93	1.35
4th quarter	—	—	34 3/4	25 5/8	2.70	2.05
2001: 1st quarter	—	—	31.30	23.50	2.70	1.80
2nd quarter	—	—	33.85	23.29	2.65	1.81
3rd quarter	—	—	24.11	11.66	1.87	0.84
4th quarter	—	—	22.70	14.80	1.73	1.14
2002: 1st quarter	—	—	21.32	16.20	1.65	1.27
2nd quarter	—	—	18.50	12.34	1.49	0.98
3rd quarter	—	—	15.15	12.10	1.22	1.01
4th quarter	—	—	19.00	10.65	1.49	0.80
2003: 1st quarter	—	—	25.49	18.11	2.03	1.42
2nd quarter	—	—	29.29	20.48	2.28	1.56
3rd quarter	—	—	34.49	26.80	2.73	2.10
4th quarter	—	—	61.30	34.20	4.75	2.65
2004: January	—	—	62.75	51.16	4.85	3.85
February	—	—	53.29	44.50	4.15	3.48
March	—	—	50.55	39.52	3.95	3.15
April	—	—	48.25	36.25	3.73	2.78
May	—	—	40.30	33.30	3.20	2.53
June (through June 21)	—	—	38.00	29.12	3.00	2.15

(1)	On April 14, 2000, Brilliance China Automotive issued bonus shares to all of its shareholders in the amount of nineteen bonus shares for each share held. This bonus issuance resulted in a significant decrease in the share prices after this date as shown in the table above.

(2)	On April 14, 2000, all ordinary shares of Brilliance China Automotive traded through the New York Stock Exchange Inc. were converted into American depositary shares at the ratio of 100 ordinary shares per ADS (after taking into account the simultaneous bonus share issuance described in note 1 above).

     To the best of Brilliance China Automotive’s knowledge, as of June 21, 2004, Brilliance China Automotive had 2,876,346 ADSs outstanding, which were held by 93 registered holders of record in the United States (including 2,806,694 ADSs held by 3 nominee holders). One ADS is equivalent to 100 ordinary shares.

     Trading of Brilliance China Automotive’s shares in Hong Kong and ADSs in New York was suspended on June 21, 2002 to allow Brilliance China Automotive to confirm and clarify the reports of its change in management on June 18, 2002.

     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended on October 23, 2002 to allow Brilliance China Automotive to clarify issues alleged by a former director regarding Brilliance China Automotive.

     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended from 10:00 a.m. Hong Kong time on November 11, 2002 to 9:30 a.m. Hong Kong time on November 15, 2002, and trading of Brilliance China Automotive’s ADSs in New York was suspended on November 11 through November 13, 2002, to allow Brilliance China Automotive to clarify certain matters relating to a potential sale of shares of Brilliance China Automotive held by the Chinese Financial Education Development Foundation.

     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended from 10:01 a.m. Hong Kong time on December 18, 2002 through December 19, 2002, and trading of Brilliance China Automotive’s ADSs in New York was suspended on December 18, 2002 and December 19, 2002, pending the release of an announcement in relation to a conditional mandatory cash offer by CLSA Limited on behalf of Huachen Automotive Group Holdings Company Limited and certain directors of Brilliance China Automotive, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive, other than those already owned by these parties or parties acting in concert with them.

     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended from January 24, 2003 through January 27, 2003 and trading of Brilliance China Automotive’s ADSs in New York was also suspended on January 24, 2003 to allow Brilliance China Automotive to clarify the impact of the court order obtained by Broadsino Finance Company Limited against Brilliance China Automotive, the Management Directors, the Chinese Financial Education Development Foundation and Huachen Automotive Group Holdings Company Limited restraining the registration of any sale or transfer of shares of Brilliance China Automotive.

     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended from 2:36 p.m. Hong Kong time October 2, 2003 through October 3, 2003 and trading of Brilliance China Automotive’s ADSs in New York was suspended on October 2, 2003 pending the release of an announcement in relation to the placement of an aggregate of 113,640,000 shares of Brilliance China Automotive by certain directors of Brilliance China Automotive.

     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended on December 31, 2003 pending the release of an announcement in relation to the acquisition by Brilliance China Automotive, through its indirectly owned subsidiaries SJAI and SXID, of the entire equity interests of SAIAM and SXI.

ITEM 10. ADDITIONAL INFORMATION

Memorandum of Association and Bye-laws

     Described below is a summary of certain provisions of Brilliance China Automotive’s memorandum of association and Bye-laws, as currently in effect.

General

     Brilliance China Automotive was incorporated in Bermuda under the Companies Act as an exempted company with limited liability on June 9, 1992. Its headquarters are located at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong and it is registered with the Registrar of Companies in Hong Kong as an overseas company under Part XI of the Companies Ordinance.

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

     Save as otherwise provided by the Bye-laws, a director may not vote (nor be counted in the quorum) on any resolution of the board of directors in respect of any contract, proposal or arrangement in which he is to his knowledge materially interested, and if he does so his vote may not be counted (nor shall he be counted in the quorum), but this prohibition will not apply to any of the following matters:

•	any contract or arrangement for the giving by Brilliance China Automotive of any security or indemnity to the director in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of Brilliance China Automotive or any of its subsidiaries;

•	any contract or arrangement for the giving by Brilliance China Automotive of any security to a third party in respect of a debt or obligation of Brilliance China Automotive, or any of its subsidiaries, for which the director has himself assumed responsibility or guaranteed or secured in whole or in part whether solely or jointly;

•	any contract or arrangement concerning an offer of the shares, debentures or other securities of or by Brilliance China Automotive or any other company which Brilliance China Automotive may promote or be interested in for subscription or purchase where the director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

•	any contract or arrangement in which the director is interested in the same manner as other holders of shares or debentures or securities of Brilliance China Automotive by virtue only of his interest in shares or debentures or other securities of Brilliance China Automotive;

•	any contract or arrangement concerning any other company in which the director is interested directly or indirectly whether as an officer or a member or in which the director is beneficially interested in shares of that company, other than a company in which the director together with any of his associates beneficially own 5% or more of the issued shares of any class of shares of such company (or of any third company through which his interest is derived) or of the voting rights;

•	any proposal or arrangement for the benefit of employees of Brilliance China Automotive or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors and employees of Brilliance China Automotive or any of its subsidiaries and does not give the director any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

•	any proposal or arrangement concerning the adoption, modification or operation of any employee’s share scheme involving the issue or grant of options over shares or other securities by Brilliance China Automotive to, or for the benefit of, the employees of Brilliance China Automotive or its subsidiaries under which the director may benefit.

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

     At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

•	by the chairman of the meeting;

•	by at least three members present in person, or by a duly authorized corporate representative, or by proxy for the time being entitled to vote at the meeting;

•	by any member or members present in person, or by a duly authorized corporate representative, or by proxy, and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

•	by a member or members present in person, or by a duly authorized corporate representative, or by proxy and holding shares in Brilliance China Automotive conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

     The board of directors may in its absolute discretion and without assigning any reason, refuse to register any transfer of any shares (not being fully paid shares) to a person of whom it does not approve, or any share issued under any share option scheme for employees upon which a restraint on transfer still applies, and it may refuse to register the transfer of any shares (not being fully paid shares) on which Brilliance China Automotive has a lien. The board of directors may also refuse to register a transfer of shares (whether fully paid or not) in favor of more than four persons jointly. If the board of directors refuses to register a transfer, it will within two months after the date on which the transfer was lodged with Brilliance China Automotive send to the transferor and transferee notice of the refusal.

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

Recent Amendments and Proposed Amendments to the Bye-laws

Recent Amendments

     In 2003, the Companies Act 1981 of Bermuda (as amended) was amended to permit companies to offer their shareholders a summary financial report in place of the complete annual report and accounts. On February 17, 2002, The Stock Exchange of Hong Kong Limited announced amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Listing Rules, which will allow companies to distribute to their shareholders a summary financial report instead of the longer report. On February 5, 2002, The Stock Exchange of Hong Kong Limited also announced amendments to its Listing Rules that will allow companies to distribute corporate communications to their shareholders via electronic means.

     As a result of these amendments, the board of directors of Brilliance China Automotive amended the Bye-laws of Brilliance China Automotive to permit Brilliance China Automotive to take advantage of these changes to the Listing Rules by allowing shareholders to choose to receive a summary financial report in place of the longer, complete annual report and to receive copies of corporate communications by electronic means or by relying on the versions of those documents published on Brilliance China Automotive’s website instead of printed copies of such documents.

     These amendments were approved by the shareholders of Brilliance China Automotive by way of a special resolution at the special general meeting held on June 28, 2002.

Proposed Amendments

     The directors of Brilliance China Automotive propose to amend the Bye-laws in order to reflect certain recent amendments to the Listing Rules, which came into effect on March 31, 2004. A circular containing details of the proposed amendments to the Bye-laws and a notice of the annual general meeting was despatched to shareholders of Brilliance China Automotive on April 29, 2004. A brief description of the proposed amendments to the Bye-laws is as follows:

•	Bye-law 1(A): To amend the existing definition of “associates” and “Clearing House” and to add a new definition for “subsidiaries”

•	Bye-law 70: To reflect the requirement of voting by poll in respect of certain transactions under the Listing Rules

•	Bye-law 76: To provide for circumstances under which shareholders are required to abstain from voting or restricted to vote for or against any particular resolution as required by the revised Appendix 3 to the Listing Rules

•	Bye-laws 98(E), 98(H) and 98(K): To be consistent with the provisions of the revised Appendix 3 to the Listing Rules so that, subject to certain exceptions, a director shall abstain from voting at the board meeting on any contract or arrangement in which he and/or any of his associates has/have a material interest nor shall he be counted towards the quorum of the relevant board meeting

•	Bye-law 103: To be consistent with the revised Appendix 3 to the Listing Rules which stipulates the minimum seven-day period for lodgment by a shareholder of the notice to nominate a director and the nomination shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days before the date of such general meeting

     In light of the numerous changes listed above as well as those from prior amendments, the directors also propose to adopt a fully restated set of the Bye-laws incorporating all previous amendments thereto passed at the special general meeting held on June 28, 2002 and the proposed amendments above, in substitution for the existing Bye-laws. The proposed amendments to the Bye-laws and the adoption of a restated set of Bye-laws are subject to the approval of the shareholders by way of special resolutions at the annual general meeting to be held on June 25, 2004.

Material Contracts

     The following contracts, not being contracts in the ordinary course of business, have been entered into by Brilliance China Automotive and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.

(a)	Agreement, dated December 1, 2002, between Xing Yuan Dong and an affiliated company relating to Xing Yuan Dong’s disposal of its interest in Zhengtong Holdings Co., Ltd.;

(b)	Capital Increase Agreement dated January 10, 2003 between Brilliance China Automotive Holdings Limited and Shenyang JinBei Automotive Company Limited relating to the capital increase of Shenyang Brilliance JinBei Automobile Co., Ltd.;

(c)	Joint Venture Contract dated March 27, 2003 between SJAI and BMW Holding relating to the proposed joint venture for the production and sale of BMW-designed and branded sedans in China;

(d)	Agreement dated April 28, 2003 between Shenyang Xinjinbei Investment and Development Co., Ltd. and Shenyang JinBei Automobile Industry Company Limited relating to the acquisition of 9% of the registered capital of SJAI;

(e)	Purchase Agreement, dated October 28, 2003, between Brilliance China Automotive Finance Ltd. (formerly, Gainfair Finance Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of US$200 million in zero coupon guaranteed convertible bonds due 2008 by Brilliance China Automotive Finance Ltd.;

(f)	Trust Deed, dated November 28, 2003, between Brilliance China Automotive Finance Ltd., Brilliance China Automotive and The Bank of New York relating to the zero coupon guaranteed convertible bonds due 2003 issued by Brilliance China Automotive Finance Ltd.;

(g)	Amended Joint Venture Agreement dated February 26, 2003 between Brilliance China Automotive Holdings Limited and Shenyang JinBei Automotive Company Limited relating to Shenyang Brilliance JinBei Automobile Co., Ltd.;

(h)	Equity Transfer Agreement dated December 16, 2003 between (i) Shenyang Automobile Industry Asset Management Company Limited (SAIAM), (ii) Shenyang XingYuanDong Automobile Component Co., Ltd. (Xing Yuan Dong) and (iii) Shenyang JinBei Automotive Industry Co., Ltd. (SJAI), regarding the transfer of SAIAM’s 9% and 1% ownership interests in Shenyang Xinjinbei Investment and Development Co. Ltd. (SXID) to Xing Yuan Dong and SJAI, respectively.;

(i)	Equity Transfer Contract dated December 29, 2003 between Shenyang Industry State-owned Asset Management Co., Ltd., SJAI and SXID regarding transfer of 90% and 10% of the equity interest of SAIAM to SJAI and SXID, respectively;

(j)	Equity Transfer Contract dated December 29, 2003 between Shenyang JinSheng Enterprise Group Co., Ltd. (SJEG) and SXID, regarding the transfer of SJEG’s 10% ownership interest in SXI to SXID;

(k)	Equity Transfer Contract dated December 29, 2003 between Shenyang Automobile Industry Equity Investment Co., Ltd. (SAIEIC) and SJAI regarding the transfer of SAIEIC’s 90% ownership interest in SXI to SJAI; and

(l)	Letter of Guarantee dated as of December 2, 2003 between Brilliance China Automotive and BMW Holding, regarding Brilliance China Automotive’s guarantee of the performance by SJAI of its obligations under the joint venture contract;

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

     As an “exempted company”, Brilliance China Automotive is exempted from Bermuda laws that restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, Brilliance China Automotive may not participate in certain business transactions, including:

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

Taxation

Income tax

     Brilliance China Automotive is an exempted company incorporated in Bermuda with limited liability, but conducts its operations primarily in China. In Bermuda, there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Furthermore, Brilliance China Automotive has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax shall not be applicable to Brilliance China Automotive or any of its operations, or the shares, debentures or other obligations of Brilliance China Automotive, until March 28, 2016. This assurance does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of Brilliance China Automotive or on land in Bermuda leased or let to Brilliance China Automotive.

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

     Brilliance China Automotive also provides for Hong Kong profits tax at the rate of 17.5% based on estimated assessable profit arising in Hong Kong.

     Shenyang Automotive is subject to state and local income taxes in China at standard rates of 15% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to Sino-foreign joint venture enterprises. Shenyang Automotive is exempted from the local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise.” As a result, Shenyang Automotive’s effective tax rate was 15% for the years 2001, 2002, and 2003.

     Ningbo Yuming is subject to state and local income taxes in China at standard rates of 15% and 1.5%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises. Under the relevant income tax laws in China, Ningbo Yuming was fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the following three years. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the same five-year period. This tax holiday expired at the end of 2001. As a result, Ningbo Yuming’s effective income tax rate was 7.5% in 2001 and 16.5% in 2002 and 2003.

     Xing Yuan Dong is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises. During 1999, Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise”. In 2001, Xing Yuan Dong was further designated by the local authority to be a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5% in 2001, 2002 and 2003.

     Mianyang Brilliance Ruian is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with enterprise income tax laws. In 2001, Mianyang Brilliance Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Under relevant income tax laws in China, Mianyang Brilliance Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, the effective tax rate for Mianyang Brilliance Ruian was 15% in 2003 and Mianyang Brilliance Ruian was exempted from income tax in 2001 and 2002.

     Dongxing Automotive is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with enterprise income tax laws applicable to “New and Technologically-Advanced Enterprises”. In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Under relevant income tax laws in China, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also fully exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% in 2001, 2002 and 2003.

     Other subsidiaries in China are subject to state and local income taxes within China at standard rates of 30% and 3%, respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax and Consumption Tax

     Under the “Provisional Regulations on Value Added Tax in the People’s Republic of China”, which came into effect on January 1, 1994, all subsidiaries are subject to value added tax, which is the principal indirect tax on the sale of tangible goods. The general value added tax rate applicable to sales and purchases of minibuses, sedans and automotive components in China is 17%. Sales of minibuses and sedans are also subject to consumption tax at standard rates ranging from 3% to 8%.

Customs Duties

     See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Tariff Reductions” for a discussion of the import tariffs that generally apply to Brilliance China Automotive and its subsidiaries.

     As of December 31, 2002, Shenyang Automotive had placed bank security deposits amounting to approximately Rmb 48 million and issued bank guarantees of Rmb 50 million at the request of the General Administration of Customs, pending an assessment of the eligibility of exemptions from VAT and custom duties for certain imported fixed assets. During 2003, Shenyang Automotive agreed with the relevant governmental authorities to pay custom duties and VAT for those imported fixed assets to be used by Shenyang Automotive while the imported fixed assets to be sold to the BMW joint venture for their own use were to be exempt from custom duty and VAT and the governmental authorities agreed to release all of the bank security deposits and bank guarantees.

Documents on Display

     Brilliance China Automotive is subject to the informational requirements of the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, Brilliance China Automotive files annual reports on Form 20-F within six months of its fiscal year end, and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge through the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, Brilliance China Automotive is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rates

     In the year ended December 31, 2003, approximately 4.4%, 3.5% and 0.9% of Shenyang Automotive’s costs of sales were denominated in Japanese Yen, U.S. dollars and Euros, respectively. These costs related primarily to the purchase and importation of equipment and components from foreign suppliers. Shenyang Automotive pays a Japanese Yen price for the components and spare parts imported from Toyota through Japanese Yen-denominated letters of credit issued by the Bank of China and other Chinese banks. Because the Renminbi is not directly convertible into Japanese Yen, these letters of credit are funded by Shenyang Automotive in U.S. dollars. However, because Shenyang Automotive’s products are sold in China primarily in Renminbi transactions, its revenues and profits are predominantly in Renminbi, requiring Shenyang Automotive to convert a portion of its Renminbi earnings into U.S. dollars and Euros. Accordingly, Shenyang Automotive is exposed to Renminbi/U.S. dollar exchange rate risk, U.S. dollar/Japanese Yen exchange rate risk and U.S. dollar/Euro exchange rate risk.

     The value of the Japanese Yen and the Euro relative to the U.S. dollar have both increased in 2003. The U.S. dollar/Renminbi exchange rate has remained stable over the past year and the prospect of a devaluation of the Renminbi has been repeatedly ruled out by the Chinese government. In fact, countries such as Japan and the United States have recently been lobbying the Chinese government to allow the Renminbi to appreciate. An appreciation of the Renminbi versus the Japanese Yen, U.S. dollar or Euro would make purchases of foreign-produced components and payments denominated in foreign currency less expensive for Shenyang Automotive in Renminbi terms, thereby marginally improving its results of operations. A devaluation of the Renminbi would have the opposite effect. While there can be no assurance that the exchange rates will continue their current trends or that a devaluation or appreciation of the Renminbi will not occur, Brilliance China Automotive does not believe that such occurrences would, in any event, have any material adverse effect on Brilliance China Automotive’s earnings.

     Other than US$200 million zero coupon convertible bonds issued in 2003, Brilliance China Automotive and its subsidiaries currently have no foreign currency-denominated borrowings from third parties, but have outstanding letters of credit of Yen 92.3 million and US$2.0 million and Euro 0.2 million from local banks. Brilliance China Automotive also advanced shareholder’s loans to its subsidiaries in the amounts of approximately HK$1,704 million and US$208 million in 2003.

     Since Brilliance China Automotive does not believe that exchange rate fluctuations have any material effect on the overall financial performance of Brilliance China Automotive, and the amount of foreign currency that it requires is not significant, Brilliance China Automotive does not enter into any hedging transactions with respect to its exposure to foreign currency movements.

Interest Rates

     Funds not required by Brilliance China Automotive in the short term are kept as temporary demand or time deposits in commercial banks. Brilliance China Automotive does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2003, Brilliance China Automotive had no bank loans outstanding. The average annual rate for discounting notes receivables with banks in 2003 was approximately 0.25% per month, which rate is fixed separately for each transaction. Brilliance China Automotive did not have any variable rate loans or commitments outstanding as of December 31, 2003.

     For the year ended December 31, 2003, Brilliance China Automotive’s interest income was Rmb 52.7 million (US$6.4 million) and its interest expense was Rmb 167.1 million (US$20.2 million). A 10% change in interest rates would result in a change in interest income of approximately Rmb 5.3 million (US$0.6 million) and a change in interest expense of approximately Rmb 16.7 million (US$2.0 million).

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors of Brilliance China Automotive has determined that Brilliance China Automotive does not have an audit committee financial expert, as defined by the SEC, serving on its audit committee. Brilliance China Automotive has commenced a search for a director who would serve as the audit committee financial expert on the audit committee, however as of the date of this annual report, no suitable candidate has been identified.

ITEM 16B. CODE OF ETHICS

     Brilliance China Automotive has not adopted a code of ethics that applies to the principal executive officer, the principal financial officer and the principal accounting officer or controller. However, the board of directors of Brilliance China Automotive has adopted or follows the following written standards for purposes of corporate governance:

•	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong, including the Model Code for Securities Transactions by Directors of Listed Issuers and the Code of Best Practice;

•	Non-Statutory Guidelines on Directors’ Duties issued by the Hong Kong Companies Registry in January 2004;

•	Guide for Independent Non-Executive Directors issued by The Hong Kong Institute of Directors in 2000; and

•	Guidelines for Directors issued by The Hong Kong Institute of Directors in 1995.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers acted as Brilliance China Automotive’s independent auditors for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers.

	Total Fees
	2003	2002
	Rmb '000	Rmb '000
Audit fees	3,807	2,664
Audit-related fees	662	952
Tax fees	11	11
Other fees	248	—

Total	4,728	3,627

Audit Fees

     Audit fees are the aggregate fees billed by PricewaterhouseCoopers for the annual financial statement audit and other procedures required to be performed by the auditors so as to form an opinion on Brilliance China Automotive’s annual financial statements. Audit fees also include fees billed in connection with the issuance of comfort letters.

Audit-Related Fees

     Audit-related fees are the aggregate fees billed by PricewaterhouseCoopers in relation to agreed-upon procedures performed on Brilliance China Automotive’s interim financial statements and internal control reviews.

Tax Fees

     Tax fees are the aggregate fees billed by PricewaterhouseCoopers for tax compliance on Hong Kong profits tax matters.

Other Fees

     Other fees are the aggregate fees billed by PricewaterhouseCoopers in relation to the delivery of a training session to Brilliance China Automotive on high-level risk and control assessment.

Pre-Approval Policies and Procedures

     As part of its duties, the Audit Committee considers the appointment of the external auditor and the audit fee and discusses with the external auditor, before the audit commences, the nature and scope of the audit. The Audit Committee pre-approves the fees and services provided by the external auditor through written resolutions presented to the Board of Directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Brilliance China Automotive has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-45 following Item 19.

ITEM 19. EXHIBITS

     The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

1.1	Bye-Laws of Brilliance China Automotive, as adopted on September 18, 1999.*

1.2	Amendment to Bye-Laws of Brilliance China Automotive, dated June 28, 2002.***

4.1	Service Agreement for Executive Director, dated August 21, 2000 between Brilliance China Automotive and each of its directors in relation to the terms and conditions of the executive directors’ employment.**

4.2	Capital Increase Agreement dated January 10, 2003 between Brilliance China Automotive Holdings Limited and Shenyang JinBei Automotive Company Limited relating to the capital increase of Shenyang Brilliance JinBei Automobile Co., Ltd.***

4.3	Amended Joint Venture Agreement dated February 26, 2003 between Brilliance China Automotive and Shenyang JinBei Automotive Company Limited relating to Shenyang Brilliance JinBei Automobile Co., Ltd.***

4.4	Joint Venture Contract dated March 27, 2003 between SJAI and BMW Holding, relating to the proposed joint venture for the production and sale of BMW-designed and branded sedans in China.***

4.5	Agreement dated April 28, 2003 between Shenyang Xinjinbei Investment and Development Co., Ltd. and Shenyang JinBei Automobile Industry Company Limited relating to the acquisition of 9% of the registered capital of SJAI.***

4.6	Purchase Agreement, dated October 28, 2003, between Brilliance China Automotive Finance Ltd. (formerly, Gainfair Finance Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of US$200 million in zero coupon guaranteed convertible bonds due 2008 by Brilliance China Automotive Finance Ltd.

4.7	Trust Deed, dated November 28, 2003, between Brilliance China Automotive Finance Ltd., Brilliance China Automotive and The Bank of New York relating to the zero coupon guaranteed convertible bonds due 2003 issued by Brilliance China Automotive Finance Ltd.

4.8	English translation of Equity Transfer Agreement dated December 16, 2003 between (i) Shenyang Automobile Industry Asset Management Company Limited (SAIAM), (ii) Shenyang XingYuanDong Automobile Component Co., Ltd. (Xing Yuan Dong) and (iii) Shenyang JinBei Automotive Industry Co., Ltd. (SJAI) regarding the transfer of SAIAM’s 9% and 1% ownership interests in Shenyang Xinjinbei Investment and Development Co. Ltd. (SXID) to Xing Yuan Dong and SJAI, respectively.

4.9	English translation of Equity Transfer Agreement dated December 29, 2003 between Shenyang Industry State-owned Asset Management Co., Ltd., SJAI and SXID regarding transfer of 90% and 10% of the equity interest of SAIAM to SJAI and SXID, respectively.

4.10	English translation of Equity Transfer Agreement dated December 29, 2003 between Shenyang JinSheng Enterprise Group Co., Ltd. (SJEG) and SXID regarding the transfer of SJEG’s 10% ownership interest in SXI to SXID.

4.11	English translation of Equity Transfer Agreement dated December 29, 2003 between Shenyang Automobile Industry Equity Investment Co., Ltd. (SAIEIC) and SJAI regarding the transfer of SAIEIC’s 90% ownership interest in SXI to SJAI.

4.12	Letter of Guarantee dated as of December 2, 2003 between Brilliance China Automotive and BMW Holding regarding Brilliance China Automotive’s guarantee of the performance by SJAI of its obligations under the joint venture contract.

7.1	Statement explaining how certain ratios were calculated in the annual report.

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2003.

12.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

13.1	Section 302 Certification of the Chief Executive Officer.

13.2	Section 302 Certification of the Chief Financial Officer.

*	Incorporated by reference from the Registrant’s Annual Report on Form 20-F filed with the SEC on June 27, 2000.

**	Incorporated by reference from the Registrant’s Annual Report on Form 20-F filed with the SEC on June 27, 2002.

***	Incorporated by reference from the Registrant’s Annual Report on Form 20-F filed with the SEC on June 26, 2003.

INDEX TO FINANCIAL STATEMENTS

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Auditors

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Group for the year ended December 31, 2001 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those statements in their report dated April 25, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
April 22, 2004

Report of Independent Auditors (Continued)

The following report is a copy of a report previously issued by Arthur Andersen & Co and has not been reissued by
Arthur Andersen & Co.

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2001, 2000 and 1999, expressed in Chinese Renminbi (“RMB”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2001* and 2000*, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000* and 1999*, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO
Hong Kong

April 25, 2002

The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of income and cash flows for the years ended December 31, 2000 and 1999 are not required to be presented in the 2003 annual report.

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	7,797,054	4,636,347	2,552,780
Sales to affiliated companies	2,312,503	2,683,108	3,665,656

Total sales	10,109,557	7,319,455	6,218,436
Cost of sales	(7,727,125)	(5,411,308)	(4,307,988)

Gross profit	2,382,432	1,908,147	1,910,448
Selling, general and administrative expenses	(1,410,067)	(1,067,154)	(673,391)
Interest expense	(167,111)	(171,286)	(178,028)
Interest income	52,672	43,617	110,735
Equity in earnings of associated companies and jointly controlled entities, net	109,471	138,145	40,043
Subsidy income	48,497	—	—
Other income (expenses), net	78,293	1,009	3,456

Income before taxation and minority interests	1,094,187	852,478	1,213,263
Income taxes	(144,140)	(146,610)	(116,250)
Minority interests	(169,205)	(95,403)	(209,936)

Net income	780,842	610,465	887,077
Basic earnings per share	RMB0.2130	RMB0.1665	RMB0.2510
Basic earnings per ADS	RMB21.30	RMB16.65	RMB25.10
Diluted earnings per share	RMB0.2116	RMB0.1665	RMB0.2510
Diluted earnings per ADS	RMB21.16	RMB16.65	RMB25.10
Weighted average number of shares outstanding	3,666,539,983	3,666,052,900	3,533,552,900
Weighted average number of ADSs outstanding	36,665,400	36,660,529	35,335,529
Net income adjusted for the dilutive effect of convertible bonds	783,515	N/A	N/A
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,702,398,310	3,666,052,900	3,533,552,900
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	37,023,983	36,660,529	35,335,529

The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Consolidated Balance Sheets
As of December 31, 2003 and 2002

	2003	2002
	RMB’000	RMB’000
Assets
Current assets
Cash and cash equivalents	1,832,298	1,289,150
Short-term bank deposits	1,670,596	773,389
Pledged short-term bank deposits	2,264,584	1,350,000
Deferred expenses — current portion	8,920	—
Notes receivable	827,452	469,744
Notes receivable from affiliated companies	527,175	212,985
Accounts receivable, net	90,017	15,275
Due from affiliated companies	774,188	774,066
Inventories, net	1,228,364	788,365
Other receivables	500,887	848,146
Prepayments and other current assets	318,523	437,135
Advances to affiliated companies	243,482	1,304,696

Total current assets	10,286,486	8,262,951
Property, plant and equipment	3,863,384	3,555,875
Intangible assets	1,220,476	624,966
Investments in associated companies and jointly controlled entities	1,723,411	919,446
Investment securities	17,305	17,305
Goodwill	414,464	414,464
Long-term prepayment for fixed assets	—	18,305
Prepayment for a long-term investment	600,000	—
Deferred tax assets	39,555	38,041
Deferred expenses — non-current portion	34,193	—
Long-term prepayment for rental of land	71,972	—
Other long-term assets	16,990	2,328

Total assets	18,288,236	13,853,681

Consolidated Balance Sheets (Continued)
As of December 31, 2003 and 2002

	2003	2002
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans	—	150,000
Notes payable	4,783,966	3,937,403
Notes payable to affiliated companies	35,431	—
Accounts payable	1,124,053	1,075,592
Due to affiliated companies	684,854	729,369
Customer advances	216,833	302,039
Other payables	563,735	352,574
Dividends payable to joint venture partners	—	21,618
Dividends payable	34,117	—
Accrued expenses and other current liabilities	188,774	258,248
Taxes payable	306,612	343,483
Advances from affiliated companies	92,642	162,420

Total current liabilities	8,031,017	7,332,746
Convertible bonds	1,655,487	—
Commitments and contingencies (Note 21)	—	—

Total liabilities	9,686,504	7,332,746
Minority interests	1,715,425	515,633
Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 and 3,666,052,900 shares of US$0.01 each issued and outstanding as of December 31, 2003 and 2002 respectively)	303,388	303,194
Additional paid-in capital	2,325,690	2,321,183
Deferred stock compensation	—	(173,213)
Other comprehensive income	39,179	39,179
Dedicated capital	112,168	132,179
Capital reserve	120,000	—
Retained earnings	3,985,882	3,382,780

Total shareholders’ equity	6,886,307	6,005,302

Total liabilities and shareholders’ equity	18,288,236	13,853,681

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	780,842	610,465	887,077
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	(1,514)	(38,041)	—
Depreciation of fixed assets	447,094	213,776	111,922
Amortization of long-term prepayment for rental of land	2,153	—	—
Amortization of intangible assets	227,077	56,784	—
Amortization of goodwill of subsidiaries	—	—	6,200
Amortization of deferred expenses	1,486	—	—
Minority interests in net income of consolidated subsidiaries	169,205	95,403	209,936
Provision for doubtful debts	4,825	18,921	1,352
Provision for doubtful debts written back	(5,679)	(265)	(19,147)
Provision for impairment of property, plant and equipment	6,027	2,547	30,950
Provision for impairment of investment securities	—	8,500	—
(Gain)/Loss on disposal of fixed assets	(14,004)	5,147	4,539
Gain on disposal of an associated company	—	(6,014)	—
Amortization of deferred compensation expenses	173,213	10,329	15,461
Equity in earnings of associated companies and jointly controlled entities, net	(109,471)	(138,145)	(40,043)

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
(Increase)/decrease in operating assets net of effects from the purchase of subsidiaries in 2001:
Accounts receivable	(73,888)	8,279	8,566
Notes receivable	(357,708)	(234,577)	(93,090)
Notes receivable from affiliated companies	(314,190)	473,884	(237,190)
Due from affiliated companies	268,881	(163,354)	(477,136)
Inventories	(460,040)	(161,396)	171,639
Other receivables	(40,307)	11,486	826,859
Prepayments and other current assets	118,612	(88,568)	(109,967)
Increase in non-current assets	(13,786)	—	—
Increase/(decrease) in operating liabilities net of effects from the purchase of subsidiaries in 2001:
Accounts payable	48,461	409,376	181,361
Due to affiliated companies	(29,516)	237,290	133,968
Notes payable to affiliated companies	35,431	—	—
Commercial notes payable	—	—	(350,000)
Customer advances	(85,206)	218,480	45,786
Other payables	81,715	68,928	33,251
Accrued expenses and other current liabilities	(69,474)	184,518	8,317
Import tariff and taxes payable	(36,871)	109,215	(23,855)

Net cash provided by operating activities	753,368	1,912,968	1,326,756

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash flows from investing activities:
Capital expenditures	(955,887)	(798,759)	(782,520)
Proceeds from disposal of fixed assets	118,301	15,600	25,085
(Increase)/decrease in short-term bank deposits	(897,207)	(773,389)	492,355
(Increase)/decrease in pledged short-term bank deposits	(914,584)	575,805	(1,020,277)
Decrease/(increase) in advances to affiliated companies	1,061,214	(987,516)	90,566
Increase in other long-term assets	(874)	(1,684)	—
Net cash acquired from the purchase of a subsidiary	—	—	6,805
Decrease/(increase) in other receivables arising from short-term investments	500,000	(500,000)	—
Increase in investments in associated companies and jointly controlled entities	(702,278)	—	(480,000)
Decrease in advances to associated companies and jointly controlled entities	—	—	269,170
Prepayment for a long-term investment	(600,000)	—	—
Increase in other receivables	(300,000)	—	—
Proceeds received from disposal of investment in an associated company	200,000	260,000	—

Net cash used in investing activities	(2,491,315)	(2,209,943)	(1,398,816)

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	—	1,746,930	950,683
Repayment of short-term bank loans	(150,000)	(2,002,430)	(1,592,412)
Issuance of bank notes payable	8,674,563	7,658,304	8,080,000
Repayment of bank notes payable	(7,828,000)	(7,020,901)	(7,997,318)
(Decrease)/Increase in advances from affiliated companies	(144,383)	108,144	1,965
Financing received from a jointly controlled entity	74,605	—	—
Proceeds from issuance of common stock	4,701	—	716,266
Dividends paid	(43,634)	(35,295)	(35,306)
Dividends paid to joint venture partners	(113,284)	(88,853)	(169,630)
Proceeds from issuance of convertible bonds	1,654,300	—	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds	(44,599)	—	—
Capital contributions from joint venture partners	196,826	—	—

Net cash provided by/(used in) financing activities	2,281,095	365,899	(45,752)

Net increase/(decrease) in cash and cash equivalents	543,148	68,924	(117,812)
Cash and cash equivalents, beginning of year	1,289,150	1,220,226	1,338,038

Cash and cash equivalents, end of year	1,832,298	1,289,150	1,220,226

The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2003, 2002 and 2001

			Additional	Deferred	Other
	Number of		Paid-in	Stock	Comprehensive	Dedicated	Capital	Retained
	Shares	Amount	Capital	Compensation	Income	Capital	Reserve	Earnings	Total
	Issued	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 31)
Balance at December 31, 2000	3,348,052,900	276,891	1,432,217	—	39,179	5,191	—	2,082,827	3,836,305
Issuance of shares	318,000,000	26,303	689,963	—	—	—	—	—	716,266
Deferred compensation related to stock options	—	—	15,461	(15,461)	—	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	15,461	—	—	—	—	15,461
Net income	—	—	—	—	—	—	—	887,077	887,077
Transfer to dedicated capital	—	—	—	—	—	66,165	—	(66,165)	—
Dividends declared and paid	—	—	—	—	—	—	—	(35,306)	(35,306)

Balance at December 31, 2001	3,666,052,900	303,194	2,137,641	—	39,179	71,356	—	2,868,433	5,419,803
Deferred compensation related to stock options	—	—	183,542	(183,542)	—	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	10,329	—	—	—	—	10,329
Net income	—	—	—	—	—	—	—	610,465	610,465
Transfer to dedicated capital	—	—	—	—	—	60,823	—	(60,823)	—
Dividends declared and paid	—	—	—	—	—	—	—	(35,295)	(35,295)

Balance at December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	39,179	132,179	—	3,382,780	6,005,302
Issuance of shares	2,338,000	194	4,507	—	—	—	—	—	4,701
Amortization of deferred compensation expenses	—	—	—	173,213	—	—	—	—	173,213
Net income	—	—	—	—	—	—	—	780,842	780,842
Transfer to dedicated capital	—	—	—	—	—	99,989	—	(99,989)	—
Capitalization of dedicated capital	—	—	—	—	—	(120,000)	120,000	—	—
Dividends declared and paid	—	—	—	—	—	—	—	(77,751)	(77,751)

Balance at December 31, 2003	3,668,390,900	303,388	2,325,690	—	39,179	112,168	120,000	3,985,882	6,886,307

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

Details of the Company’s principal subsidiaries as of December 31, 2003 are as follows:

		Percentage of equity
		interest/voting right
		attributable to the
	Place of	Company
Name	establishment/incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans
Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	51%	Manufacture and sale of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components
Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	—	Financing
Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines’ components
Shenyang Xinjinbei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	99%	Investment holding
Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	98%	Investment holding

Notes to Consolidated Financial Statements (Continued)

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited (“BHL”), an affiliated company, for the acquisition of the entire issued share capital of Key Choices Group Limited (“Key Choices”) at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd. (“Xingchen Automotive Seats”). Dongxing Automotive is a foreign-invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats. The operations of Xingchen Automotive Seats ceased in 2002.

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

Details of the Group’s investment in associated companies and jointly controlled entities are included in Note 13.

For the year ended December 31, 2003, no consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”), an affiliated company. For the years ended December 31, 2002 and 2001, approximately 10% and 42% of the consolidated revenue was generated from Shanghai Yuantong. For the years ended December 31, 2003, 2002 and 2001, approximately 20%, 23% and 15% of the consolidated revenue was generated from Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.

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

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

•	Reclassification of certain items, designated as “prepayments” and “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

•	Amortization of intangible assets;

•	Recognition of research and development expenditures; and

•	Recognition of stock-based compensation.

Notes to Consolidated Financial Statements (Continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

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

Intragroup balances and transactions, including sales to companies within the Group and resulting unrealized profits, are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

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

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on the moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs of sale. Provision for inventories is recognized when the net realizable value of an inventory item falls below its cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

(e)	Property, plant and equipment and long-term prepayment for rental of land

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

Notes to Consolidated Financial Statements (Continued)

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

Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Long-term prepayment for rental of land is amortized on a straight-line basis over the term of lease.

(f)	Intangible assets

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of 7 years.

(g)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries. Before the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and other Intangible Assets” by the Group on January 1, 2002, goodwill is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective subsidiaries. In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets which have indefinite future economic life and goodwill will not be amortized but rather will be tested at least annually for impairment. Intangible assets with a finite life shall continue to be amortized over the estimated future economic life. The Company adopted SFAS No. 142 effective January 1, 2002. Upon adoption, the Company ceased amortizing goodwill.

(i)	Investments in associated companies and jointly controlled entities

An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method. Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities is included in the carrying cost of the investment.

(j)	Investment securities

The Group’s investment securities consist of marketable available-for-sale securities and are carried at fair value. Any unrealized gains or losses are reported as a component of comprehensive income.

Notes to Consolidated Financial Statements (Continued)

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

The Company also provides for Hong Kong profits tax at the rate of 17.5% (2002 and 2001: 16%) based on estimated assessable profit arising in Hong Kong.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2003, 2002 and 2001.

Ningbo Yuming is subject to state and local income taxes in the PRC at standard rates of 15% and 1.5%, respectively, in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 16.5% for the years ended December 31, 2003 and 2002 and 7.5% for the year ended December 31, 2001.

Xing Yuan Dong is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5% for the years ended December 31, 2003, 2002 and 2001.

Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Mianyang Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. In addition, Mianyang Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Ruian was 15% for the year ended December 31, 2003. For the years ended December 31, 2002 and December 31, 2001, Mianyang Ruian was exempted from income tax.

Dongxing Automotive is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the years ended December 31, 2003, 2002 and 2001.

Other subsidiaries in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Notes to Consolidated Financial Statements (Continued)

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 8%.

(l)	Deferred taxation

Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheet.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

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

Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous years.

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

Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2002 and 2001: 18-month or 30,000 kilometers) first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers (2002: 24-month or 40,000 kilometers) first-to-occur limited warranty plus any extended warranty specially offered by Shenyang Automotive during the year. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.

Notes to Consolidated Financial Statements (Continued)

The reconciliation of the changes in the warranty obligation is as follows:

	2003	2002
	RMB’000	RMB’000
Balance as of January 1	18,854	8,852
Accrual for warranties issued during the year	87,405	31,127
Settlement made during the year	(82,616)	(21,125)

Balance as of December 31	23,643	18,854

(o)	Advertising expenses

Advertising expenses are written off as incurred. For the years ended December 31, 2003, 2002 and 2001, advertising expenses of approximately RMB201.1 million, RMB123.6 million and RMB35.7 million (see also Note 25(f)), respectively, have been charged to selling, general and administrative expenses.

(p)	Research and development expenses

Research and development expenses are expensed as incurred. For the years ended December 31, 2003, 2002 and 2001, research and development expenses of approximately RMB191.4 million, RMB304.9 million and RMB26.9 million, respectively, have been charged to selling, general and administrative expenses.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the relevant leases.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(r)	Stock based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted.

Notes to Consolidated Financial Statements (Continued)

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the years ended December 31, 2003, 2002 and 2001 would have been adjusted to the pro-forma amounts indicated below:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Net income as reported	780,842	610,465	887,077
Add: Adjustments for APB Opinion No. 25	173,213	10,329	15,461
Less: Fair value of stock options	(210,711)	(12,565)	(76,857)

Pro-forma net income	743,344	608,229	825,681

	2003	2002	2001
	RMB	RMB	RMB
Basic earnings per ADS:
As reported	21.30	16.65	25.10
Pro-forma	20.27	16.59	23.37
Diluted earnings per ADS:
As reported	21.16	16.65	25.10
Pro-forma	20.15	16.59	23.37
Basic earnings per share:
As reported	0.2130	0.1665	0.2510
Pro-forma	0.2027	0.1659	0.2337
Diluted earnings per share:
As reported	0.2116	0.1665	0.2510
Pro-forma	0.2015	0.1659	0.2337

(s)	Earnings per share and earnings per ADS

The calculation of basic earnings per share is based on the net income for the year and the weighted average number of shares of common stock outstanding during the year.

The calculation of diluted earnings per share is based on the net income for the year and the weighted average number of shares of common stock mentioned above and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.

Notes to Consolidated Financial Statements (Continued)

A reconciliation of the net income used in calculation of basic and diluted earnings per share/ADS is as follows:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Net income during the year	780,842	610,465	887,077
Add: accrued interest expense related to the convertible bonds	1,187	—	—
amortization of deferred expenses	1,486	—	—

Net income during the year adjusted for accrued interest expense related to the convertible bonds and amortization of deferred expenses	783,515	610,465	887,077

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted earnings per share is as follows:

	2003	2002	2001
Weighted average number of shares of common stock used in calculation of basic earnings per share	3,666,539,983	3,666,052,900	3,533,552,900
Dilutive effect of stock options	3,338,970	—	—
Dilutive effect of convertible bonds	32,519,357	—	—

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per share	3,702,398,310	3,666,052,900	3,533,552,900

The effect of the assumed conversion of the potential common stock outstanding for the years ended December 31, 2002 and 2001 is anti-dilutive.

The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumption that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2003	2002	2001
Weighted average number of ADSs used in calculation of basic earnings per ADS	36,665,400	36,660,529	35,335,529
Dilutive effect of stock options	33,390	—	—
Dilutive effect of convertible bonds	325,193	—	—

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per ADS	37,023,983	36,660,529	35,335,529

(t)	Segmental information

Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 30.

Notes to Consolidated Financial Statements (Continued)

(u)	Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income.

There was no other comprehensive income or loss for the years ended December 31, 2003, 2002 and 2001 other than net income for the three years.

(v)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.

(w)	Guarantees

Guarantee issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. Please refer to Note 3(n) and Note 21(b) for details.

(x)	Other new accounting pronouncements

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated in the statement and for hedging relationships designated after June 30, 2003. In addition, except as stated in the statement, all provisions of this statement should be applied prospectively. Management believes the adoption of SFAS No. 149 does not have a material effect on the Group’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which established standards for how an issuer classifies and measures in its balance sheets certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. Management believes the adoption of SFAS No. 150 does not have a material effect on the Group’s financial position or results of operations.

4.	SUBSIDY INCOME

In 2003, the Company was granted subsidies in the form of “tax refunds on re-investments” amounting to approximately RMB48,497,000 in relation to the Company’s re-investment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were recorded as income.

Notes to Consolidated Financial Statements (Continued)

5.	INCOME TAXES

For the years ended December 31, 2003, 2002 and 2001, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

The amount of income taxes charged to the consolidated income statement represents:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Current taxation	145,654	184,651	116,250
Deferred taxation	(1,514)	(38,041)	—

	144,140	146,610	116,250

The reconciliation of the Group’s effective income tax rate (based on income before taxes and minority interests) to its statutory income tax rate for years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Average statutory tax rate (including state and local income tax)	21.71%	18.58%	18.93%
Effect of statutory tax holiday	(12.66%)	(9.30%)	(7.72%)
Effect of non-deductible expenses	1.18%	5.91%	—
Others, not individually significant	2.94%	2.01%	(1.63%)

Effective tax rate	13.17%	17.20%	9.58%

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary.

As of December 31, 2003 and 2002, deferred tax assets mainly arose from the following items which were not fully deductible as of respective year end but will be available for deduction in future years:

	2003	2002
	RMB’000	RMB’000
Pre-operating expenses	—	16,829
Accruals and provisions	30,181	21,212
Amortization of intangible assets	6,623	—
Others	2,751	—

	39,555	38,041

6.	PLEDGED SHORT-TERM BANK DEPOSITS

As of December 31, 2003 and 2002, approximately RMB2,264.6 million and RMB1,350.0 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and letter of credits issued (Notes 18 and 21).

Notes to Consolidated Financial Statements (Continued)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2003	2002
	RMB’000	RMB’000
Accounts receivable	136,289	67,024
Less: Allowance for doubtful debts	(46,272)	(51,749)

	90,017	15,275

Movements of allowance for doubtful debts during the years ended December 31, 2003 and 2002 are:

	2003	2002
	RMB’000	RMB’000
Balance, beginning of year	51,749	53,059
Additional provision	4,825	835
Write-back of provision	(5,679)	(265)
Written off against accounts receivable	(4,623)	(1,880)

Balance, end of year	46,272	51,749

8.	NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2003 and 2002, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximated their carrying value. Approximately RMB281 million (2002: Nil) of the notes receivable were pledged for the issuance of notes payable (Note 18).

9.	OTHER RECEIVABLES

Included in other receivables as of December 31, 2003 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 15.

During 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at original investment cost of Xing Yuan Dong of RMB480 million (the “Consideration”). As of December 31, 2003 and 2002, other receivables include outstanding Consideration of RMB20 million and RMB220 million respectively.

As of December 31, 2002, included in other receivables was an amount of RMB500 million deposited with an investment company during 2002. This arrangement was terminated by the end of 2002 and the deposit was fully refunded in 2003 at the original amount.

10.	INVENTORIES

Inventories consist of:	2003	2002
	RMB’000	RMB’000
Raw materials	709,996	395,033
Work-in-progress	111,459	126,202
Finished goods	406,909	267,160

	1,228,364	788,365

Notes to Consolidated Financial Statements (Continued)

11.	PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM PREPAYMENT FOR RENTAL OF LAND

Property, plant and equipment consist of:

	2003	2002
	RMB’000	RMB’000
Buildings	1,040,460	794,371
Machineries and equipment	3,105,226	2,965,625
Motor vehicles	93,867	75,765
Furniture, fixtures and office equipment	292,840	145,357
Construction-in-progress	570,233	453,028

	5,102,626	4,434,146
Less: Provision for impairment losses	(37,949)	(31,922)

	5,064,677	4,402,224
Less: Accumulated depreciation	(1,201,293)	(846,349)

Net book value	3,863,384	3,555,875

(a)	Buildings amounting to approximately RMB41,022,000 and long-term prepayment for rental of land amounting to approximately RMB64,405,000 were injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year ended December 31, 2003 (see Note 28(i)).

(b)	During the years ended December 31, 2003, 2002 and 2001, capitalized interest expenses amounted to approximately Nil, RMB0.8 million and RMB49.2 million, respectively.

(c)	As of December 31, 2002, certain buildings and machineries and equipment of Shenyang Automotive with net book value of RMB150,000,000 were secured against its short-term bank loans (See Note 20).

(d)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment with an aggregate net book value of approximately RMB358,643,000 to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration of approximately RMB384,290,000, which was mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of “Zhonghua” sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of these financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB17,438,000 have been accrued as of December 31, 2003.

Notes to Consolidated Financial Statements (Continued)

(e)	Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB225,185,000 to BMW Brilliance in consideration of approximately RMB248,684,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2003 amounting to approximately RMB74,605,000 is treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB174,079,000 will be received from BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled. Such amount will be accounted for as additional financing.

12.	INTANGIBLE ASSETS

	2003	2002
	RMB’000	RMB’000
Cost
Beginning of year	681,750	681,100
Additions	822,587	650

End of year	1,504,337	681,750

Accumulated amortization
Beginning of year	(56,784)	—
Amortization for the year	(227,077)	(56,784)

End of year	(283,861)	(56,784)
Net book value
End of year	1,220,476	624,966
Beginning of year	624,966	681,100

Included in the intangible assets were mainly:

(a)	Sedan design right with original cost of RMB681.1 million representing rights, titles and interests in certain design and engineering agreements and technical assistance agreement in relation to “Zhonghua” sedans acquired from an affiliated company of BHL in 2000; and

(b)	Components and parts technology right with original cost of RMB820 million representing rights, title and interests in the design of the components and spare parts for “Zhonghua” sedans. It was injected by JinBei, the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year at an agreed fair value of RMB820 million (see Note 28(i)).

For each of the five years ending December 31, 2008, the estimated amortization expense of the intangible assets in existence as of December 31, 2003 will be approximately RMB227 million.

Notes to Consolidated Financial Statements (Continued)

13.	INVESTMENTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

Investments in associated companies and jointly controlled entities as of December 31, 2003 consist of:

	Place of	Percentage of equity
	establishment/	interest/voting right
Name of company	incorporation	held indirectly	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines
Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing Fuhua”)	Chongqing, the PRC	30%	Trading of BMW sedans

Jointly controlled entities:
Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks
BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.005%	Manufacture and sale of BMW sedans
Shenyang HuaBao Automotive Sales Service Co., Ltd. (“Huabao”)	Shenyang, the PRC	50%	Trading of BMW sedans

Shenyang ChenBao Automotive Sales Service Co., Ltd. (“Chenbao”)	Shenyang, the PRC	50%	Trading of BMW sedans

Notes to Consolidated Financial Statements (Continued)

The carrying values of investments in associated companies and jointly controlled entities are:

	2003	2002
	RMB’000	RMB'000
Investments in associated companies:
Shenyang Aerospace	321,636	187,697
Chongqing Fuhua	4,276	—

	325,912	187,697

Investments in jointly controlled entities:
Mianyang Xinchen	358,368	287,829
Xinguang Brilliance	478,864	443,920
Huabao	7,735	—
Chenbao	2,500	—
BMW Brilliance	550,032	—

	1,397,499	731,749

	1,723,411	919,446

SJAI and BMW Holdings BV, a wholly owned subsidiary of BMW AG, established a joint venture, BMW Brilliance, on May 23, 2003. BMW Brilliance is 50%-owned by each of SJAI and BMW Holdings BV. The business scope of BMW Brilliance is to produce and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and sale of spare parts) relating to its products. Profit or loss for BMW Brilliance will be shared as to 50% by each of SJAI and BMW Holdings BV, in proportion to their respective proportionate contributions to the registered capital of BMW Brilliance.

The acquisitions of associated companies and jointly controlled entities have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the acquired associated companies and jointly controlled entities, which are included in the carrying amount of investments in associated companies and jointly controlled entities, are:

	2003	2002
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	299,694	299,694

	423,087	423,087

Before the adoption of SFAS No. 142 as of January 1, 2002, equity method goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized. Pro-forma disclosures for goodwill are presented in Note 14.

Notes to Consolidated Financial Statements (Continued)

The equity shares in the income (loss) of the associated companies and jointly controlled entities in 2003 and 2002 are:

	2003	2002
	RMB’000	RMB’000
Associated companies:
Compass Pacific Holdings Limited (“Compass Pacific”)	—	(3,989)
Zhengtong	—	(6,014)
Shenyang Aerospace	132,331	33,937
Chongqing Fuhua	526	—

	132,857	23,934
Jointly controlled entities:
Mianyang Xinchen	68,662	66,955
Xinguang Brilliance	33,388	47,256
Huabao	235	—
BMW Brilliance	(125,671)	—

	(23,386)	114,211
	109,471	138,145

Since November 2002, certain directors of the Company ceased to be directors of Compass Pacific, a formerly associated company. As such, the directors consider that the Company can no longer exert significant influence over Compass Pacific, and the investment in Compass Pacific was reclassified as investment securities.

Combined unaudited financial information of the associated companies is summarized as follows:

	2003	2002
	RMB’000	RMB’000
Revenue	2,343,593	1,061,799
Profit before taxation, net	635,046	168,916
Net income	631,546	168,916

Current assets	1,156,831	1,071,457
Non-current assets	1,194,894	641,660

Total assets	2,351,725	1,713,117

Current liabilities	(531,350)	(383,179)
Long-term liabilities	(431,791)	(585,402)

Total liabilities	(963,141)	(968,581)

Total shareholders’ equity	1,388,584	744,536

Notes to Consolidated Financial Statements (Continued)

Combined unaudited financial information of the jointly controlled entities is summarized as follows:

	2003	2002
	RMB’000	RMB’000
Revenue	3,211,424	1,025,520
(Loss)/profit before taxation, net	(31,905)	240,830
Net (loss)/income, net	(47,943)	222,857
Current assets	4,668,626	808,159
Non-current assets	1,268,248	171,093

Total assets	5,936,874	979,252
Current liabilities	(4,297,464)	(475,033)

Total shareholders’ equity	1,639,410	504,219

14.	GOODWILL

Before the adoption of SFAS No. 142 as of January 1, 2002, goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized.

Pro-forma disclosures of net income and earnings per share in all periods presented excluding amortization of goodwill arising from acquisition of subsidiaries, associated companies and jointly controlled entities in accordance with SFAS No. 142 are as follows:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Reported net income	780,842	610,465	887,077
Goodwill amortization	—	—	6,200
Equity method goodwill amortization	—	—	11,313

Adjusted net income	780,842	610,465	904,590
Reported basic earnings per share	RMB0.2130	RMB0.1665	RMB0.2510
Goodwill amortization	—	—	RMB0.0018
Equity method goodwill amortization	—	—	RMB0.0032

Adjusted basic earnings per share	RMB0.2130	RMB.0.1665	RMB0.2560

	2003	2002	2001
Reported diluted earnings per share	RMB0.2116	RMB0.1665	RMB0.2510
Goodwill amortization	—	—	RMB0.0018
Equity method goodwill amortization	—	—	RMB0.0032

Adjusted diluted earnings per share	RMB0.2116	RMB.0.1665	RMB0.2560

Notes to Consolidated Financial Statements (Continued)

15.	PREPAYMENT FOR A LONG-TERM INVESTMENT

On December 29, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into the agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM and SXI are interested in 29.9% and 11% of the issued share capital of JinBei, respectively. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

The transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and the acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.1% of the issued share capital of JinBei.

As of December 31, 2003, the Group has paid RMB600 million to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

16.	CONVERTIBLE BONDS

	2003	2002
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	—
Accrued interest expense	1,187	—

	1,655,487	—

On November 28, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds (the “Bonds”) due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.

The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the Bonds previously have been redeemed or previously have matured.

(i)	The Bonds will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.

(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted for trading on the SEHK.

As of December 31, 2003, none of the Bonds had been converted into the ordinary shares of the Company.

Notes to Consolidated Financial Statements (Continued)

17.	DEFERRED EXPENSES

	2003	2002
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 16)	44,599	—
Amortization of deferred expenses	(1,486)	—

	43,113	—
Deferred expenses — current portion	(8,920)	—

Deferred expenses — non-current portion	34,193	—

18.	NOTES PAYABLE

As of December 31, 2003 and 2002, certain notes payable were bank notes secured by short-term bank deposits of approximately RMB1,857 million and RMB1,350 million, respectively, and notes receivable of approximately RMB281 million and Nil, respectively.

19.	TAXES PAYABLE

Taxes payable consist of:

	2003	2002
	RMB’000	RMB’000
VAT payable	24,942	54,314
Income taxes payable	115,887	133,920
Others	165,783	155,249

	306,612	343,483

20.	SHORT-TERM BANK LOANS

Short-term bank loans were drawn for working capital purposes and to finance construction-in-progress, and are denominated in Renminbi and U.S. Dollars. The loans are repayable within one year and bear interest at the prevailing lending rates in the PRC, which ranged from 5.31% to 5.841% per annum during the year ended December 31, 2002, and from 5.58% to 8.53% per annum during the year ended December 31, 2001. The weighted average borrowing rate as of December 31, 2002 and 2001 was 5.487% and 6.002%, respectively. There were no short-term bank loans as of December 31, 2003.

As of December 31, 2002, the Group’s short-term bank loans were secured by certain of the Group’s buildings and machineries and equipment with net book value of RMB150 million.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2003, the Group had approximately RMB1,742.8 million (2002: RMB1,021.9 million) in outstanding commitments of which certain items are denominated in Deutsch Marks, Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, investment and acquisition, purchase of equipment, and others amounting to approximately RMB683.1 million (2002: RMB710.9 million), future aggregate minimum lease payments under non-cancellable operating leases regarding leased properties amounting to approximately RMB76.1 million (2002: RMB85.6 million), and authorized but not contracted for capital commitment amounting to approximately RMB983.6 million (2002: RMB225.4 million).

Notes to Consolidated Financial Statements (Continued)

The future aggregate minimum lease payments under non-cancellable operating leases regarding leased properties are detailed as follows:

2003
RMB’000
Within one year	11,526
One to two years	7,810
Two to three years	3,593
Three to four years	3,230
Four to five years	3,230
Over five years	46,687

76,076

(b)	Contingent liabilities

(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2003 and 2002 amounting to approximately RMB1,492 million and RMB1,414 million, respectively.

(ii)	As of December 31, 2003, certain subsidiaries of the Group had provided the following guarantees:

(1)	Corporate guarantees of approximately RMB690 million (2002: RMB740 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2003, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB690 million (2002: RMB740 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2003. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(2)	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB344 million (2002: RMB374 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2003, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB344 million (2002: RMB374 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2003. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(3)	Corporate guarantees for bank loans amounting to RMB300 million drawn by an affiliated company of BHL. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by the affiliated company of BHL is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

Notes to Consolidated Financial Statements (Continued)

(4)	Corporate guarantees of bank loans amounting to RMB100 million drawn by JinBei. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(5)	A guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of BMW Brilliance. However, default by SJAI is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(iii)	As of December 31, 2003, subsidiaries of the Group had issued letter of credits amounting to approximately RMB32 million (2002: RMB44 million). Approximately RMB7.2 million (2002: Nil) of the issued letter of credits was secured by pledged bank deposits.

(iv)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated January 22, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder of the Company, in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and, in the alternative, damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strike-out proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On December 31, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck-out the Writ in respect of legal proceedings brought by Broadsino against the Company. On March 4, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused.

The directors of the Company do not believe this litigation to have any significant impact on the financial position of the Company or the Group.

(v)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). At a directions hearing held on September 5, 2003, the High Court ordered Mr. Yang to file and serve his statement of claim by September 19, 2003. On September 16, 2003, a statement of claim was served on the Company. On November 4, 2003, the Company filed the defence and counterclaim with the High Court. Further affirmations were filed by Mr. Yang in December 2003, January 2004 and March 2004. The Company also filed additional affirmations in February 2004. Neither court judgement nor hearing has been scheduled up to the date of approval of these financial statements. Based on the claims set out in the statement of claim, the directors of the Company do not believe the Action has had or will have any significant impact on the financial position of the Company or the Group. The directors of the Company intend to defend the Action vigorously.

Notes to Consolidated Financial Statements (Continued)

22.	CAPITAL STOCK

	2003			2002			2001
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
	’000	’000		’000	’000		’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$	50,000	5,000,000	US$	50,000	5,000,000	US$	50,000
Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388		3,666,053	RMB303,194		3,666,053	RMB303,194

During 2003, an employee of the Group exercised certain of his stock options and as a result 2,338,000 shares of common stock of US$0.01 each were issued at a price of HK$1.896 per share (Note 23). These new shares ranked pari passu with existing shares.

23.	STOCK OPTIONS

Original share option scheme approved in 1999

Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s Board of Directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:

(a)	a price being not less than 80%, of the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; and

(b)	the nominal value of the common stock.

The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.

On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately RMB15.5 million and was charged to income during the year ended December 31, 2001. As a result, the additional paid-in capital for the year ended December 31, 2001 was increased by RMB15.5 million. During the year ended December 31, 2003, 2,338,000 (2002: Nil) shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital were increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme in 2003 and 2002.

No. of stock options
(’000)
As of January 1, 2002	31,800
Granted	—
Exercised	—
Cancelled/lapsed	(13,972)

As of December 31, 2002	17,828
Granted	—
Exercised	(2,338)
Cancelled/lapsed	—

As of December 31, 2003	15,490

Notes to Consolidated Financial Statements (Continued)

New share option scheme approved in 2002

On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (include the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:

(a)	the closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of grant, which must be a trading date;

(b)	the average closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of grant; and

(c)	the nominal value of the common stock.

As of December 31, 2003, no share option was granted under the New Scheme.

Call Option Agreements

On December 18, 2002, Huachen entered into a principal agreement (the “Principal Agreement”) with the Foundation to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stocks pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.

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

As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options become fully vested. Accordingly, compensation expenses of approximately RMB173.2 million and RMB10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, none of the call options had been exercised.

Notes to Consolidated Financial Statements (Continued)

Pro-forma disclosures setting forth compensation expense assuming the Company had determined it based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148 are presented in Note 3(r).

The fair value of each option granted is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants of share options made in 2002 and 2001 are as follows:

	2002	2001
Risk-free interest rate	4.96%	5.71%
Expected option life (days of share option outstanding)
— Exercised on August 12, 2000	N/A	N/A
— Exercised on August 18, 2000	N/A	N/A
— Exercised on August 29, 2000	N/A	N/A
— Issued on June 2, 2001	N/A	10 years
— Issued on December 18, 2002	1 year	N/A
Expected dividend yield	4.11%	3.98%
Volatility	48.01%	75.88%

24.	DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2003, 2002 and 2001, the subsidiaries of the Company appropriated approximately RMB100.0 million, RMB60.8 million and RMB66.2 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2003, 2002 and 2001.

As approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalization as paid-in capital of Xing Yuan Dong. Such release was credited to the capital reserve, which represents the capitalization of the retained earnings of Xing Yuan Dong and is a non-distributable reserve of the Group.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in the statutory financial statements and amounted to RMB673.5 million, RMB1,567.1 million and RMB250.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of the Company’s subsidiaries amounted to RMB647.3 million and RMB325.8 million as of December 31, 2003 and 2002, respectively. The distributable profits of subsidiaries are different from the amounts reported under U.S. GAAP. The Company’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB29.8 million and RMB271.2 million as of December 31, 2003 and 2002, respectively.

Dividends declared by the Company during 2003 and 2002 consist of:

	2003	2002
	RMB’000	RMB’000
2002 and 2001 final dividends of HK$0.01 and HK$0.005 per share, respectively	39,210	19,605
2003 and 2002 interim dividends of HK$0.01 and HK$0.004 per share, respectively	38,541	15,690

	77,751	35,295

Notes to Consolidated Financial Statements (Continued)

On April 22, 2004, the Company proposed a final dividend of HK$0.01 per share totaling approximately RMB38,885,000.

25.	RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the Company or are in a position to exercise significant influence over the Company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:

(a)	Amounts due from affiliated companies arising from trading activities:

	2003	2002
	RMB’000	RMB’000
Due from Shanghai Yuantong (Note (i))	355,835	655,835
Due from Shanghai Shenhua and its affiliated companies	54,967	63,608
Due from affiliated companies of BHL	—	41,675
Due from affiliated companies of JinBei	53,242	11,015
Due from affiliated companies of the joint venture partner of Ningbo Yuming	4,408	280
Due from associated companies and jointly controlled entities	46,453	11,376
Receivable arising from the disposal of machineries and equipment to BMW
Brilliance (Note (ii))	269,003	—

	783,908	783,789
Provision for doubtful debts	(9,720)	(9,723)

	774,188	774,066

(i)	Subsequent to December 31, 2003, RMB350 million of endorsed bank notes were received.

(ii)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(d)).

Except for (ii) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(b)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Notes receivable from affiliated companies of JinBei	4,505	6,613
Notes receivable from Shanghai Shenhua	487,770	156,240
Notes receivable from Shanghai Yuantong	—	3,325
Notes receivable from affiliated companies of the joint venture partner of Ningbo Yuming	3,000	—
Notes receivable from other affiliated companies of BHL	—	20,807
Notes receivable from associated companies and jointly controlled entities	31,900	26,000

	527,175	212,985

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

Notes to Consolidated Financial Statements (Continued)

(c)	As of December 31, 2003, included in prepayments and other current assets were approximately RMB26 million (2002: RMB263 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

As of December 31, 2003, included in other receivables were outstanding proceeds of RMB20 million (2002: RMB220 million) arising from the disposal of an associated company to an affiliated company in December 2002 (Note 9).

(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Due to associated companies and jointly controlled entities	375,396	398,523
Due to Shanghai Shenhua and its affiliated companies	84,417	101,029
Due to JinBei and its affiliated companies	216,559	196,186
Due to other affiliated companies of BHL	2,478	21,839
Due to affiliated companies of the joint venture partner of Ningbo Yuming	1,037	10,225
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	4,967	1,567

	684,854	729,369

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to Consolidated Financial Statements (Continued)

(e)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Notes payable to affiliated companies of JinBei	27,272	—
Notes payable to associated companies and jointly controlled entities	8,059	—
Notes payable to other affiliated companies	100	—

	35,431	—

(f)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Sales to JinBei and its affiliated companies	150,637	56,438	14,923
Purchases from JinBei and its affiliated companies	986,828	712,061	317,046
Sales to Shanghai Shenhua and its affiliated companies	1,984,715	1,664,156	907,232
Purchases from Shanghai Shenhua and its affiliated companies	222,940	375,402	164,323
Sales to other affiliated companies of BHL	504	150,390	59,816
Purchases from other affiliated companies of BHL	93,498	99,514	274,379
Sales to Shanghai Yuantong	—	710,100	2,622,002
Sales to associated companies and jointly controlled entities	171,512	102,024	61,683
Purchases from associated companies and jointly controlled entities	1,597,289	1,014,057	635,373
Sales to affiliated companies of the joint venture partner of Ningbo Yuming	5,135	—	—
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	16,338	14,580	33,524
Operating lease rental on machineries and equipment charged by a jointly controlled entity	12,000	—	—
Research and development expenses to third parties under contracts assumed from an affiliated company of BHL at original cost	—	116,000	—
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of BHL at original cost	—	18,305	—
Acquisition of Key Choices from BHL	—	—	278,213
Sales of fixed assets to an affiliated company of BHL	—	—	5,558
Sales of fixed assets to an associated company	—	—	18,425
Purchases of fixed assets and other assets from other affiliated companies of BHL	—	—	41,984
Purchases of moulds from an affiliated company of Shanghai Shenhua	—	—	35,750
Advertising expenses reimbursed by Shanghai Yuantong	—	—	64,070
Management expenses reimbursed to and consultancy fees paid to BHL	—	5,182	12,405
Interest income from Shanghai Yuantong	—	—	15,930
Interest income from BHL and its affiliated companies	—	—	23,709

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of “Zhonghua” sedans.

Notes to Consolidated Financial Statements (Continued)

Other significant transactions with affiliated companies consisted of:

i.	Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

ii.	Guarantees provided to affiliated companies

Please refer to Note 21 (b) (ii) for details of the guarantees provided to affiliated companies.

(g)	The advances to affiliated companies consisted of:

	2003	2002
	RMB’000	RMB’000
Advances to BHL and its affiliated companies	172,955	907,191
Advance to Zhuhai Brilliance Holding Company Limited	—	360,000
Advances to affiliated companies of JinBei	69,748	6,613
Advances to other affiliated companies	779	30,892

	243,482	1,304,696

The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(h)	The advances from affiliated companies consisted of:

	2003	2002
	RMB’000	RMB’000
Advances from a joint venture partner of Shenyang Aerospace	—	139,529
Advances from affiliated companies of BHL	15,294	13,951
Advances from an associated company	—	1,264
Advances from an affiliated company of Shanghai Shenhua	—	1,586
Advances from affiliated companies of JinBei	516	2,092
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	1,845	3,998
Advances from other affiliated companies	382	—
Financing received from BMW Brilliance (Note 11(e))	74,605	—

	92,642	162,420

Save for the financing received from BMW Brilliance as detailed in Note 11(e), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(i)	As of December 31, 2003 and 2002, the Company had advanced approximately RMB3,528.1 million and RMB3,031.3 million, respectively, to its subsidiaries, of which approximately RMB2,288.9 million and RMB699.3 million bear interest at 5.0% to 5.8% per annum and 5.0% per annum, respectively.

26.	RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 22% to 23.5% of the basic salary costs of their staff for 2003 (2002: 23.5% to 25%; 2001: 20% to 23.5%) payable to a Chinese insurance company. The retirement plan contributions payable for the years ended December 31, 2003, 2002 and 2001 were approximately RMB50.4 million, RMB26.8 million and RMB21.2 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB46.5 million, RMB21.2 million and RMB10.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, were calculated at a certain percentage (approximately 13% to 18% in 2003, 11% to 18.9% in 2002 and 9.8% to 10.9% in 2001) of the employees’ basic salaries.

Notes to Consolidated Financial Statements (Continued)

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ cash income with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the years ended December 31, 2003, 2002 and 2001, contributions amounting to approximately HK$150,000, HK$146,000 and HK$160,000, respectively, were made.

27.	EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2001, no bonus was allocated. For the years ended December 31, 2003 and 2002, the Company accrued RMB34.4 million and RMB21.6 million, respectively, under the Plan.

28.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2003: RMB Nil; 2002: RMB800,000; 2001: RMB49,164,000)	165,924	202,968	178,028
Income taxes	163,687	112,579	183,845

During the years ended December 31, 2003, 2002 and 2001, major non-cash transactions included:

(i)	As approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital by way of capitalization of its dividend receivable from a subsidiary amounting to approximately RMB1,152.6 million. JinBei contributed the remaining 49% of the paid-in capital by injecting buildings amounting to approximately RMB41.0 million (Note 11(a)), long-term prepayment for rental of land amounting to approximately RMB64.4 million (Note 11(a)), components and parts technology right amounting to RMB820 million (Note 12(b)) and approximately RMB182 million in cash.

(ii)	During the year ended December 31, 2001, purchase consideration amounting to approximately RMB278 million for the acquisition of an indirect equity interest in a subsidiary was offset against certain receivable balances from affiliated companies.

(iii)	During the year ended December 31, 2001, amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties.

(iv)	During the year ended December 31, 2001, the Company acquired a 100% equity interest in Key Choices. In conjunction with the acquisition, assets and liabilities were assumed as follows:

Notes to Consolidated Financial Statements (Continued)

		RMB’000
Cash paid for the acquisition		278,213
Fair value of net assets acquired
Assets	111,165
Liabilities	(24,219)

		(86,946)

Goodwill arising from acquisition		191,267

29.	OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income:

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Import tariffs	104,598	68,168	66,394
Research and development costs	191,433	304,936	26,825
Foreign exchange (gains)/losses	(120)	2,786	11,608
Provision for impairments of property, plant and equipment	6,027	2,547	30,950
Provision for impairment of investment securities	—	8,500	—
Provision for doubtful debts	4,825	18,921	1,352

30.	SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Before 2002, the Group’s operating segment consisted solely of the manufacture and sale of minibuses and automotive components through its subsidiaries within the PRC. No separate financial information and segment information was disclosed.

In 2002 and 2003, the Group began manufacturing and selling “Zhonghua” sedans and BMW sedans, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Group’s reportable operating segments consist of i) manufacture and sale of minibuses and automotive components; ii) manufacture and sale of “Zhonghua” sedans; and iii) manufacture and sale of BMW sedans.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Group evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.

Notes to Consolidated Financial Statements (Continued)

Business segments — 2003

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of	sale of
	components	Zhonghua sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	6,942,411	3,345,332	—	10,287,743
Elimination of intersegment revenues	(178,186)	—	—	(178,186)

Revenues from external customers	6,764,225	3,345,332	—	10,109,557

Segment income (loss) before taxation and minority interests	1,386,980	133,614	(124,910)	1,395,684
Unallocated amounts — corporate expenses				(301,497)

Income before taxation and minority interests				1,094,187

Segment assets as of December 31, 2003	12,030,065	5,555,963	564,543	18,150,571
Unallocated amounts — corporate assets				137,665

Total assets as of December 31, 2003				18,288,236

Other disclosures:
Depreciation of fixed assets	197,073	250,021	—	447,094
Amortization of long-term prepayment for rental of land	2,153	—	—	2,153
Amortization on intangible assets	1,546	225,531	—	227,077
Interest income	49,535	3,137	—	52,672
Interest expense	166,074	1,037	—	167,111
Capital expenditure	1,023,356	1,005,709	—	2,029,065
Equity in earnings of associated companies and jointly controlled entities	102,050	132,331	(124,910)	109,471
Equity method goodwill (Note 13)
Goodwill (Note 14)	391,104	31,983	—	423,087
	414,464	—	—	414,464

Notes to Consolidated Financial Statements (Continued)

Business segments — 2002

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
Total revenue from reportable segments	6,283,700	1,117,283	7,400,983
Elimination of intersegment revenues	(81,528)	—	(81,528)

Revenues from external customers	6,202,172	1,117,283	7,319,455

Segment income (loss) before taxation and minority interests	1,295,322	(316,276)	979,046
Unallocated amounts — corporate expenses			(126,568)

Income before taxation and minority interests			852,478

Segment assets as of December 31, 2002	9,340,061	4,022,489	13,362,550
Unallocated amounts — corporate assets			491,131

Total assets as of December 31, 2002			13,853,681

Other disclosures:
Depreciation of fixed assets	95,823	117,953	213,776
Amortization of intangible assets	—	56,784	56,784
Interest income	42,983	634	43,617
Interest expense	171,158	128	171,286
Capital expenditure	451,781	244,942	696,723
Equity in earnings of associated companies and jointly controlled entities	104,208	33,937	138,145
Equity method goodwill (Note 13)	391,104	31,983	423,087
Goodwill (Note 14)	414,464	—	414,464

Notes to Consolidated Financial Statements (Continued)

31.	OTHER COMPREHENSIVE INCOME

SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income only represents its net income for the years ended December 31, 2003, 2002 and 2001.

	Foreign Currency
	Translation	Accumulative Other
	Adjustments	Comprehensive Income
	RMB’000	RMB’000
Balance at December 31, 2001	39,179	39,179
Current year change	—	—
Balance at December 31, 2002	39,179	39,179
Current year change	—	—
Balance at December 31, 2003	39,179	39,179

32.	APPROVAL OF FINANCIAL STATEMENTS

          The financial statements were approved by the board of directors on April 22, 2004.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ Wu Xiao An WU Xiao An Chairman
Date: June 24, 2004

3