Form 20-F/A
period 2003-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2004-06-29
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

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

EXPLANATORY NOTE

     On June 24, 2004, Brilliance China Automotive Holding Limited filed its annual report on Form 20-F for the fiscal year ended December 31, 2003. At the time the annual report was filed, an incorrect file was inadvertently uploaded. This amendment on Form 20-F/A is filed solely for the purpose of replacing the incorrect file, which is the chart under the heading “Organizational Structure” in “Item 4. Information on the Company”.

ii

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

Organizational Structure

     The following chart sets forth the percentage ownership of significant subsidiaries, associated companies and jointly controlled entities of Brilliance China Automotive as of the date of this annual report.

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

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ Wu Xiao An WU Xiao An Chairman
Date: June 29, 2004