Form 20-F
period 2004-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2005-06-28
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004:

3,668,390,900 Ordinary Shares, par value US$0.01 per share

3,284,176 American Depositary Shares, each representing 100 Ordinary Shares

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

FORWARD-LOOKING STATEMENTS

     Certain information contained in this annual report that does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. Brilliance China Automotive wishes to caution readers not to place undue reliance on any these forward-looking statements, which speak only as of the date made. Among the factors that could cause Brilliance China Automotive’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include:

•	unexpected adverse effects on the economy of the People’s Republic of China, or China, and China’s automobile sector in particular;

•	increased competition from other domestic and international automobile manufacturers;

•	our relative inexperience in manufacturing and selling sedans;

•	increased costs for raw materials and components;

•	possible revaluation of the Renminbi against foreign currencies; and

•	fluctuations in foreign exchange rates.

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

CURRENCY TRANSLATION

     Unless otherwise specified, all references in this annual report to “U.S. dollars” or “US$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of China; all references to “H.K. dollars” or “HK$” are to Hong Kong dollars, which is the legal tender currency of Hong Kong and all references to “Euro” and “Euros” are to the legal tender currency of the European Monetary Union. On December 31, 2004, the noon buying rates in New York City for cable transfers of Renminbi, Hong Kong dollars and Euros, as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Rmb 8.28, US$1.00 = HK$7.77 and Euro 1.00 = US$1.35. Translations of amounts from Renminbi, Hong Kong dollars and Euros to U.S. dollars for the convenience of the reader have been made at those rates. No representation is made that the Renminbi, Hong Kong dollar or Euro amounts could have been, or could be converted into U.S. dollars at those rates or at any other rates. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Historical Financial Information of Brilliance China Automotive

     The following table presents the selected consolidated financial information of Brilliance China Automotive and its subsidiaries as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, which have been derived from our audited consolidated financial statements. The selected financial information for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, the accompanying notes thereto and “Item 5 — Operating and Financial Review and Prospects”. The financial statements and footnotes for the years ended December 31, 2000 and 2001 and as of December 31, 2000, 2001 and 2002 are not included in this annual report.

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	2000	2001	2002	2003	2004	2004
	(Rmb, except operating data)					(US$)
Income Statement Data:
Total Sales	6,306.4	6,218.4	7,319.5	10,109.6	6,542.0	790.4
Cost of sales	4,436.2	4,308.0	5,411.3	7,727.1	5,491.3	663.5
Gross Profit	1,870.3	1,910.4	1,908.1	2,382.4	1,050.7	126.9
Selling, general and administrative expenses	663.2	673.4	1,067.2	1,410.1	1,510.4	182.5
Net income	870.0	887.1	610.5	780.8	1.2	0.1
Balance Sheet Data:
Total assets	10,552.4	11,696.5	13,853.7	18,288.2	17,776.4	2,147.8
Current assets	6,076.7	6,127.1	8,263.0	10,286.5	9,428.3	1,139.2
Current liabilities	6,177.7	5,741.7	7,332.7	8,031.0	8,187.7	989.3
Capital stock	276.9	303.2	303.2	303.4	303.4	36.7
Total shareholders’ equity	3,836.3	5,419.8	6,005.3	6,886.3	6,857.7	828.6
Cash Flow Statement Data:
Payment for capital expenditure	1,016.2	782.5	798.8	955.9	999.1	120.7
Depreciation and amortization	114.0	118.1	270.6	677.8	603.0	72.9
Net cash flows (used in) / provided by operating activities	201.4	1,326.8	1,913.0	753.4	(719.3)	(86.9)
Net cash flows used in investing activities	(2,833.2)	(1,398.8)	(2,209.9)	(2,491.3)	(722.4)	(87.3)
Net cash flows provided by (used in) financing activities	2,597.8	(45.8)	365.9	2,281.1	853.9	103.2

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	2000	2001	2002	2003	2004	2004
	(Rmb, except operating data)					(US$)
Per Share/ADS Data:
Basic earnings per share(1)	0.28	0.25	0.17	0.21	0.0003	0.00004
Basic earnings per ADS(2)	27.61	25.10	16.65	21.30	0.03	0.004
Diluted earnings per share(1)	0.27	0.25	0.17	0.21	0.0003	0.00004
Diluted earnings per ADS(2)	26.80	25.10	16.65	21.16	0.03	0.004
Cash dividends declared per ADS(2,3)	0.48	0.96	1.48	2.12	1.07	0.13
Operating Data:
Production volume (units)
Minibus — Deluxe model	10,603	9,413	8,620	9,291	7,682
Minibus — Mid-priced model	50,617	51,423	56,959	65,734	56,215

Subtotal — Minibuses	61,220	60,836	65,579	75,025	63,897
Zhonghua Sedans(4)	—	—	8,890	27,054	11,806

Total	61,220	60,836	74,469	102,079	75,703
Sales volume (units)
Minibus — Deluxe model	10,145	9,653	9,017	9,004	6,626
Minibus — Mid-priced model	49,873	53,356	56,121	65,614	54,992

Subtotal — Minibuses	60,018	63,009	65,138	74,618	61,618
Zhonghua Sedans(4)	—	—	8,816	25,600	10,982

Total	60,018	63,009	73,954	100,218	72,600

(1)	The weighted average number of shares outstanding for the years ended December 31, 2000 was adjusted to retrospectively take into account the effect of the bonus share issuances effected on April 14, 2000.

(2)	On April 14, 2000, Brilliance China Automotive’s shares traded on the New York Stock Exchange, Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS. The calculation of earnings and cash dividends per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADS had been in existence throughout all the years presented and that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

(3)	Calculated at an exchange rate of US$1.00=Rmb 8.28, the noon buying rate for Renminbi on December 31, 2004, as if ADSs were in issue during the years presented. Brilliance China Automotive declared cash dividends per ordinary share in H.K. dollars in each of 2004, 2003, 2002, 2001 and 2000.

(4)	Commercial production of Zhonghua sedans began in August 2002.

Exchange Rate Information

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
2000	8.2773	8.2784	8.2799	8.2765
2001	8.2761	8.2769	8.2776	8.2761
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
January 2005	8.2765	8.2765	8.2765	8.2765
February 2005	8.2765	8.2765	8.2765	8.2765
March 2005	8.2765	8.2765	8.2765	8.2765
April 2005	8.2765	8.2765	8.2765	8.2765
May 2005	8.2765	8.2765	8.2765	8.2765
June 2005 (through June 27, 2005)	8.2765	8.2765	8.2765	8.2765

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective year and on the last business day of each week during the respective month.

Risk Factors

     Brilliance China Automotive is subject to various changing competitive, economic, political and social conditions in China, as well as special concerns and significant risks not usually encountered by a United States company. These include the following:

Risks Relating to Brilliance China Automotive Minibus and Sedan Businesses

Brilliance China Automotive experienced a sharp drop in net income in 2004 and may not be profitable in 2005 or in subsequent years.

     Brilliance China Automotive’s net income decreased 99.8% to Rmb 1.2 million (US$0.14 million) in 2004 from Rmb 780.8 million in 2003. During the same period, total sales of Brilliance China Automotive were Rmb 6,542.0 million (US$790.4 million), representing a 35.3% decrease from Rmb 10,109.6 million in 2003. The decrease in total sales was primarily due to the decrease in the sales volumes of minibuses and the Zhonghua sedan. Total sales was also negatively impacted by the decrease in average unit selling prices due to the changes in product mix resulting from the significant slowdown in growth in the domestic demand for automobiles in China and the intensified price competition during 2004. As a result of these factors, Brilliance China Automotive experienced a sharp drop in net income in 2004, and may incur losses in 2005 and in subsequent years, which could impact Brilliance China Automotive’s ability to implement its business strategy and adversely affect its financial condition.

     In 2004, Brilliance China Automotive also recognized a provision for impairment of intangible assets of Rmb 50 million in respect of the design and development costs of the Zhonghua sedans, an impairment loss on goodwill of Rmb 47.3 million in relation to one of Brilliance China Automotive’s jointly controlled entities and a provision for impairment of the property, plant and equipment of Rmb 10.0 million in one of Brilliance China Automotive’s subsidiaries in 2004. There can be no assurance that Brilliance China Automotive will not be required to recognize a provisions impairment of intangible assets, an impairment loss on goodwill or a provision for impairment of the property, plant and equipment in 2005.

If demand for minibuses and sedans in China does not increase, and if Shenyang Automotive does not increase its market share, the ability of Shenyang Automotive to increase its sales volume will be adversely impacted.

     The success of Brilliance China Automotive’s business strategy will depend on the ability of its 51.0%-owned subsidiary, Shenyang Brilliance JinBei Automobile Co., Ltd., or Shenyang Automotive, to increase substantially its sales volume. Such an increase can only be achieved if Shenyang Automotive increases its market share or if there is an overall increase in the size of the minibus and sedan markets in China. Although the overall unit sales of minibuses and sedans in China increased between 2000 and 2003 and we have experienced increased sales of our minibuses and Zhonghua sedans in 2003, the implementation of macro-economic policies and austerity measures in China has resulted in a significant slowdown in growth in domestic demand for automobiles since the second half of 2004. Shenyang Automotive’s sales volume of minibuses decreased by 17.4% from 74,618 units in 2003 to 61,618 units in 2004. Sales volume of Zhonghua sedans decreased 57.1% from 25,600 units in 2003 to 10,982 units in 2004. The pace and strength of the recovery in the automotive industry in China remain difficult to predict. In light of this industry-wide decline in demand, as well as other factors, there can be no assurance that demand for Shenyang Automotive’s minibuses and sedans will return to previous levels. If overall demand for domestic minibuses and sedans does not increase in the future, the ability of Shenyang Automotive to increase its sales volume or market share could be adversely affected.

Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.

     Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to Brilliance China Automotive’s continued success. Brilliance China Automotive’s ability to strengthen its position within its traditional minibus segment while expanding into additional market segments with new products, such as sedans, will play a key role in determining its future success. In order to compete successfully within its traditional markets, as well as to enter new markets with new product offerings, Brilliance China Automotive must assess trends in consumer preferences, modify existing products or develop new products to match those trends and deliver to market these newly developed or modified products before such preferences change. Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.

Brilliance China Automotive has experienced significant management turnover and could continue to have problems retaining and recruiting key personnel in the future.

     Brilliance China Automotive had significant turnover of its directors and executive officers in 2004 and 2005 and could continue to have problems retaining and recruiting senior management in the future. Since June 2004, six of its nine then current directors have resigned. Of the six who resigned, one was the President and Chief Executive Officer, another was the Vice President and Chief Financial Officer, and a third was the Vice Chairman, Executive Vice President and Company Secretary. In addition, an independent non-executive director who was appointed in June 2004 to fill one of a vacant directorships resigned in September 2004. While Brilliance China Automotive has appointed a new President and Chief Executive Officer, a new Chief Financial Officer, and two other directors, there can be no assurance that this relatively new management team will be as effective in implementing Brilliance China Automotive’s business strategy or that any new strategy that the new management team may decide to implement will achieve its intended objectives.

     Brilliance China Automotive’s success depends to a significant degree upon the continued contributions of key management and other personnel, some of whom could be difficult to replace. Brilliance China Automotive does not maintain key man life insurance covering its senior management and competition for qualified management personnel can be intense. There can be no assurance that Brilliance China Automotive will be able to recruit suitable candidates and high turnover of senior management can adversely impact Brilliance China Automotive’s stock price and customer relationships as well as make recruiting for future management positions more difficult. In addition, Brilliance China Automotive must successfully integrate any new management personnel that they hire in order to achieve its operating objectives, and changes in other key management positions may temporarily affect its financial performance and results of operations as new management becomes familiar with its business. Accordingly, Brilliance China Automotive’s future financial performance will depend to a significant extent on its ability to motivate and retain key management personnel.

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

     On January 21, 2003, a writ brought by Broadsino Finance Company Limited, or Broadsino, as plaintiff was filed with the Supreme Court of Bermuda and an ex parte court order dated January 22, 2003 granted by the Supreme Court of Bermuda in favor of Broadsino was served on the registered office of Brilliance China Automotive in Bermuda. Brilliance China Automotive, one current director and three former directors of Brilliance China Automotive, among others, are defendants in these proceedings. The writ alleged that Brilliance China Automotive was aware that the interest of the Chinese Financial Education Development Foundation, a former significant shareholder, in 1,446,121,500 shares representing a 39.45% ownership interest of the then outstanding share capital of Brilliance China Automotive, was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited, or Huachen, a company wholly owned by the Liaoning

Provincial Government. Upon application by Brilliance China Automotive, the court order was discharged by a judgment of the Supreme Court of Bermuda given on February 11, 2003.

     On March 10, 2003, Brilliance China Automotive filed a summons at the Supreme Court of Bermuda to have Broadsino’s writ and statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On December 31, 2003 the Supreme Court of Bermuda issued its judgment on the strike-out proceedings, and struck out the writ in respect of legal proceedings brought by Broadsino against Brilliance China Automotive. On March 4, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused. Broadsino subsequently issued a Notice of Appeal dated June 18, 2004 whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellate Jurisdiction the decision of the Supreme Court of Bermuda dated December 31, 2003. The Court of Appeal of Bermuda ruled in its judgment of March 14, 2005 in the favor of Brilliance China Automotive and dismissed Broadsino’s appeal. On April 5, 2005, Broadsino submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which seeks leave to appeal to the Privy Council with respect to the Court of Appeal’s judgment. On June 9, 2005, the Court of Appeal directed Broadsino to amend Broadsino’s notice of motion for leave to appeal. On June 27, 2005, Broadsino was granted leave to appeal the judgment of the Court of Appeal to the Privy Council in the United Kingdom, which represents the highest court of appeal in the Bermuda judicial system. As at the date of this annual report, the order granting leave to the Privy Council setting out the issues to be determined was still to be issued.

     On August 7, 2003, a lawsuit was filed in U.S. federal court by the former Chairman of Brilliance China Automotive and others against the Liaoning Provincial Government relating to Huachen’s ownership of Brilliance China Automotive. On March 3, 2005, the claim was dismissed by the district court for lack of jurisdiction over the nature of the case and the type of relief sought and on March 16 the plaintiffs filed a notice of appeal. Brilliance China Automotive has never been named as a party to the lawsuit.

     The directors of Brilliance China Automotive do not believe the recent litigation in Bermuda or any other litigation in other jurisdictions have had or will have a significant impact on the financial position of Brilliance China Automotive. See “Item 8 — Financial Information — Legal Proceedings” for further details of these litigation proceedings.

Failure by Brilliance China Automotive to continue to form and maintain alliances with foreign automobile manufacturers could adversely affect its competitiveness.

     In order for Brilliance China Automotive to remain competitive and obtain additional technology and financing, it is crucial that it enters into and maintains alliances with foreign motor vehicle manufacturers. This is particularly true since China’s accession to the World Trade Organization, or the WTO, in November 2001. As a result of the reduction in import restrictions, more automobile manufacturers have been and will be entering China’s motor vehicle market. If Brilliance China Automotive cannot maintain its existing alliances with Toyota and BMW or form strategic alliances with other foreign automobile manufacturers regarding the establishment of joint ventures and the procurement of necessary components on commercially beneficial terms, its competitive position will be adversely affected.

The inability of Shenyang Automotive to access Toyota’s technical resources to upgrade its products, or Toyota’s provision of assistance to any of Shenyang Automotive’s competitors could negatively impact Shenyang Automotive’s sales and competitive position.

     Shenyang Automotive has historically relied to a significant extent on Toyota for technical assistance for its minibuses. On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2002. In the first half of 2004, the Granvia, which is marketed under the brand name “Granse” (known as “Grace” before February 2004) when sold in China by Brilliance China Automotive, entered into commercial production, with more than 60% of its parts and components from domestic sources. Although Shenyang Automotive has introduced new products, including its successful mid-priced minibus, incorporating styling and engineering refinements and modifications without assistance from Toyota, lack of access to Toyota’s technical resources may limit Shenyang Automotive’s ability to upgrade significantly its existing Toyota-designed products. Failure to update its existing models could eventually result in Shenyang Automotive’s products becoming technologically inferior to its competitors’ products, which could have an adverse impact on Shenyang Automotive’s sales. Although Brilliance China Automotive has no knowledge of any intention of Toyota to produce, or assist a current or potential competitor in the production of, minibuses similar to those of Shenyang Automotive in China, neither Brilliance China Automotive nor Shenyang Automotive could prohibit Toyota from doing so.

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

If Brilliance China Automotive fails to upgrade its existing production facilities or build new facilities in a timely and cost-efficient manner, its businesses, financial condition and results of operation may be negatively affected.

     In order to maintain its competitive edge, Brilliance China Automotive’s strategy is to upgrade its production facilities, including molding, welding, painting and assembly facilities and build new facilities, for example, the construction of its new engine plant. Any failure or delay in implementing such upgrading or construction plans in a timely and cost-efficient manner could limit its future growth and have a material adverse effect upon Brilliance China Automotive’s businesses, financial condition and results of operations.

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

     Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, currently owns 39.4% of the issued and outstanding shares of Brilliance China Automotive, which it acquired from the Chinese Financial Education Development Foundation in December 2002. Accordingly, Huachen is entitled to cast 39.4% of the votes on all matters voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the Bye-laws of Brilliance China Automotive and applicable laws and regulations), and therefore is able to exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive. Such influence could preclude the ability of minority shareholders to influence important business decisions of Brilliance China Automotive, and may result in actions or omissions by Brilliance China Automotive that are not in the best interest of the minority shareholders.

Significant changes in the cost or availability of raw materials or components may have a material adverse impact on Brilliance China Automotive’s results of operations.

     Brilliance China Automotive has relationships with over 250 suppliers in China and sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. Brilliance China Automotive has also made significant progress in increasing the domestic component content of its products. However, certain principal components of Brilliance China Automotive’s products, including those used in sedans produced by our joint venture with BMW, Brilliance BMW Automotive Ltd., or BMW Brilliance, continue to be imported from Toyota, BMW and other overseas suppliers. Because certain components are imported from Toyota, BMW and other suppliers in Japan and Europe, the costs as well as availability of such components may be affected by foreign exchange, exchange rates, import restrictions, customs clearance, shipment schedules and import duties and consequently drive up Brilliance China Automotive’s costs of production. In addition, unexpected disruptions in the supply of certain components, particularly from foreign suppliers, may also require using alternative suppliers or cause delays in the production process. Furthermore, increases in the price of electricity or certain raw materials, such as steel, may result in increased costs of production. Significant changes in the cost or availability of raw materials or components may have an adverse impact on Brilliance China Automotive’s results of operations.

Product liabilities and recall claims may adversely affect Brilliance China Automotive’s results of operation.

     Manufacturers and sellers of defective products in China may be subject to liability for losses and injury caused by such defective products under China’s laws. However, there is currently no mandatory legal requirement for automobile manufacturer to maintain insurance coverage in respect of production interruption, product liability or damage to third party properties. Neither Brilliance China Automotive nor Shenyang Automotive carries product liability insurance or insurance against losses due to production insurance, product recalls or damage to third party properties. Brilliance China Automotive cannot guarantee that product liability claims will not be brought against Brilliance China Automotive or its subsidiaries and affiliates in the future, and, if such claims are successful, that such claims will not have a material adverse impact upon Brilliance China Automotive’s results of operations, or that the Chinese government will not impose new requirement for sufficient insurance to be maintained to cover the risks associated with Brilliance China Automotive’s China operations, including those of Shenyang Automotive and BMW Brilliance.

Brilliance China Automotive is required to comply with increasingly stringent environmental standards applicable to its vehicles and manufacturing facilities.

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

     China’s minibus and sedan industry is highly competitive in terms of vehicle quality, pricing, choice of models, reliability, safety, fuel economy, customer service and financing terms. Many participants, particularly in the sedan industry, have announced plans to increase production capacity in China. Increasing capacity within the industry is likely to intensify further competitive pricing pressure. In addition, the significant slowdown in growth in the domestic demand for automobiles in China has intensified price competition among automobile manufacturers in 2004. Increased price competition may cause our sales volume and profit margin to decrease, and thus adversely affect our results of operations and financial condition.

Reduced tariffs and import restrictions on foreign-made motor vehicles and motor vehicle components as a result of China’s accession to the WTO may lead to increased competition for Brilliance China Automotive.

     The Chinese government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of China’s accession to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China has committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO.

     Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003. In 2004, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 13.8% and 10.5%, respectively. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% in 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% in 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters. In 2005, tariffs have been fixed at 30% for all motor vehicles. These tariffs are scheduled to be further reduced in 2006.

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

China automobile industry is significantly dependent upon the economy of China.

     The performance of the China automobile industry is highly dependent on general economic conditions and the purchasing power of consumers in China. Thus, the revenue and profits of Brilliance China Automotive are subject to cyclical fluctuations and may be adversely affected by any unfavorable changes in the economic conditions in China.

Risks Relating to China’s Economy and Regulatory System

Currency exchange risks could affect Brilliance China Automotive’s cross-border transactions.

     Brilliance China Automotive is subject to risks associated with cross-border transactions, including foreign currency exchange rate risks relating to its purchase of automotive components from Toyota in Japan and other overseas suppliers. During 2004, imported components comprised approximately 6.7% of the total costs of minibuses and approximately 18.0% of the total costs of the Zhonghua sedan. Changes in foreign currency exchange rates also affect the costs of foreign-manufactured components imported by Chinese manufacturers of larger components, such as engines, which we purchase domestically.

Budgetary constraints on China’s government entities and state enterprises could affect Shenyang Automotive’s sales and pricing of products.

     Brilliance China Automotive believes that approximately 30% and 35% of Shenyang Automotive’s 2004 revenues from minibuses and sedans, respectively, were derived from sales to governmental agencies and certain state-run enterprises. Because of Shenyang Automotive’s customer composition, sales and pricing of its products can be affected by budgetary constraints applicable to government entities and state enterprises.

Brilliance China Automotive’s results of operations and financial position are affected to a significant degree by economic, political and legal developments in China.

     Substantially all of Brilliance China Automotive’s assets are located in China and substantially all of Brilliance China Automotive’s revenues are derived from China. Accordingly, the results of operations and financial position of Brilliance China Automotive are subject to a significant degree to economic, political and legal developments in China. Since 1978, the Chinese government has been reforming its economic system. Many of the reforms are unprecedented or experimental, and are expected to undergo future change. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, changes in foreign exchange rate policies, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further adjustment of the reform measures. There can be no assurance that the reforms in the economic system in China will continue or that Brilliance China Automotive will not be adversely affected by changes in political, economic and social conditions in China, including changes in political leadership or by the adoption of additional or revised reform measures.

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

Shenyang Automotive’s and BMW Brilliance’s ability to obtain sufficient foreign exchange to satisfy their requirements is dependent on authorization of the State Administration of Foreign Exchange.

     Substantially all of the revenues of Shenyang Automotive and BMW Brilliance are denominated in Renminbi, while some of their operating expenses, purchase costs of components and capital expenditures are denominated in foreign currencies. The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of Renminbi into foreign currency. There can be no assurance that the current authorizations for foreign-invested enterprises, such as Shenyang Automotive and BMW Brilliance, to retain their foreign exchange to satisfy foreign exchange liabilities or to pay dividends in the future will not be limited or eliminated or that Shenyang Automotive and BMW Brilliance will be able to obtain sufficient foreign exchange to pay dividends and to satisfy their other foreign exchange requirements.

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

     Brilliance China Automotive was initially established to hold a 51.0% interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd.), or Shenyang Automotive, a Sino-foreign equity joint venture enterprise established on July 22, 1991. The remaining 49.0% interest in Shenyang Automotive was owned by Shenyang JinBei Automotive Company Limited (formerly Shenyang Brilliance Automotive Company Limited and FAW-JinBei Automotive Company Limited), or JinBei. In February 2003, an amendment was made to Shenyang Automotive’s joint venture contract and as a result, the term of Shenyang Automotive became perpetual. Shenyang Automotive is currently the leading manufacturer and distributor of minibuses in China and also the manufacturer of Zhonghua sedans.

     On December 29, 2003, Brilliance China Automotive, through Shenyang Xinjinbei Investment and Development Co., Ltd., or SXID, and Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, its 99.0% and 98.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang Xinjinbei Investment Co., Ltd, or SXI. SAIAM and SXI own 29.9% and 11%, respectively, of the issued share capital of JinBei. Upon the completion of the acquisition and the receipt of government approvals for the transaction, which is expected by the end of 2005, Brilliance China Automotive will obtain an effective interest of approximately 40.1% of JinBei, thereby increasing its effective interest in Shenyang Automotive from 51.0% to approximately 70.7%.

     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. On May 18, 1998, Brilliance China Automotive acquired 50% and 51% equity interests, respectively, in Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, a manufacturer of gasoline engines for use in passenger vehicles and light duty trucks, and Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, a producer of automobile windows and window molding and stripping. Mianyang Xinchen is a Sino-foreign joint venture whose 50-year term will expire in 2048. Ningbo Yuming is a wholly foreign-owned enterprise with a 50-year term that will expire in 2043. On October 19, 2004, Brilliance China Automotive, through its subsidiary Beston Asia Investment Limited, entered into an agreement with Madam Chen Qiuling for the acquisition of her 49% interest in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant Chinese authorities on November 25, 2004 and Ningbo Yuming has thus become a wholly owned subsidiary of Brilliance China Automotive.

     In addition to the acquisition of interests in Mianyang Xinchen and Ningbo Yuming, Brilliance China Automotive has also acquired from Brilliance Holdings Limited, an affiliated company, a 50.0% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., or Shenyang Xinguang Brilliance, on December 11,

2000. Shenyang Xinguang Brilliance is a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. Shenyang Automotive is a major customer of each of Mianyang Xinchen, Ningbo Yuming and Shenyang Xinguang Brilliance. Brilliance China Automotive believes that the acquisition of these components suppliers has enabled it to maintain the quality, and ensure a stable supply, of certain key components required for the production needs of Shenyang Automotive.

     On October 12, 1998, June 9, 2000 and July 3, 2000, Brilliance China Automotive established wholly owned subsidiaries (1) Shenyang XingYuanDong Automobile Component Co., Ltd., or Xing Yuan Dong, (2) Ningbo Brilliance Ruixing Auto Components Co., Ltd., or Ningbo Brilliance Ruixing, and (3) Mianyang Brilliance Ruian Automotive Components Co., Ltd., or Mianyang Brilliance Ruian, respectively, to centralize and consolidate the sourcing of automotive parts and components for Shenyang Automotive, Ningbo Yuming, and Mianyang Xinchen, respectively. In 2001, Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian all began manufacturing automotive components in order to maintain their preferential tax treatment from the Chinese government.

     Under an acquisition agreement dated April 25, 1998 between Shenyang Automotive and Shenyang State Assets Administration Bureau, Shenyang Automotive was to acquire a 21.0% indirect interest in Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, a Sino-foreign equity joint venture. A revised agreement was subsequently signed on August 15, 1999 among Shenyang Automotive, Shenyang State Assets Administration Bureau, Shanghai Brilliance Industrial Company Limited and Xing Yuan Dong, under which Shenyang Automotive’s effective interest in Shenyang Aerospace was reduced to 16.8% in exchange for cash consideration and the remaining 4.2% effective interest was transferred to Xing Yuan Dong at cost. At the completion of the transfer on May 25, 2000, Brilliance China Automotive’s indirect effective interest in Shenyang Aerospace was 12.8%. Upon completion of the acquisition of additional shares in JinBei and the receipt of approvals from relevant Chinese authorities, which is expected by the end of 2005, Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 16.1%.

     At the end of 1998, Shenyang Automotive began to construct new production lines for the manufacture of sedans and multi-purpose vehicles, or MPVs. These new production lines were completed in mid-2002 and reached a total annual production capacity of 100,000 sedans or MPVs as at the end of 2002. Beginning in 1999, Shenyang Automotive implemented an expansion of its minibus facilities that resulted in an increase in its annual production capacity for deluxe and mid-priced minibuses from 40,000 units to 70,000 units in 2002 (based on two shifts per day). The stamping and assembly workshops currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. In 2003, Shenyang Automotive constructed a new painting facility with a capacity of 120,000 units per year and in 2004 began construction of a new engine plant with an initial planned capacity of 50,000 engines per year.

     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota Motor Corporation for the transfer of technology relating to the fifth generation of the Toyota minibus, the Granvia, which Shenyang Automotive markets under the brand name “Granse” (known as “Grace” before February 2004) in China. Production of this minibus model based on semi-knockdown kits from Toyota began in the second half of 2002 and commercial production using domestic parts and components commenced in the second half of 2004.

     The Zhonghua sedan, designed by the world-renowned Italdesign, was launched to the market in China in August 2002, after approval for production and sale of the Zhonghua sedan was obtained from the Chinese government in May 2002.

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.6%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in the joint venture to 49.0% by further increasing its interest in SJAI from 89.1% to 98.0%. BMW Brilliance received its business license on May 22, 2003 and introduced the BMW designed and branded 3-Series and 5-Series sedans in China in October and November of 2003, respectively, based on knockdown kits supplied by BMW. BMW Brilliance is also planning to launch the new 3-Series sedans in China.

     Brilliance China Automotive currently has no material acquisitions or divestitures planned or pending.

     For additional information see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

Business Overview

     Brilliance China Automotive’s core businesses are the manufacture and sale of minibuses and Zhonghua sedans in China through its subsidiary, Shenyang Automotive. We also have a joint venture with BMW to produce and sell 3-Series and 5-Series sedans in China. In 2004, Shenyang Automotive sold a total of 61,618 minibuses and 10,982 Zhonghua sedans. Due to the significant slowdown in growth in domestic demand for automobiles since the second half of 2004, our sales volume for minibus and sedan for the year ended December 31, 2004 decreased 17.4% and 57.1%, respectively, compared to sales volume in 2003. Brilliance China Automotive’s 49%-indirectly owned joint venture, BMW Brilliance, commenced production of the BMW-designed and branded sedans in 2003 and sold a total of 4,359 of the 3-Series and 5-Series sedans in the last quarter of 2003. In the year ended December 31, 2004, a total of 8,708 of the BMW sedans were sold. Currently, Shenyang Automotive has an annual production capacity of 80,000 units of deluxe and mid-priced minibuses (based on two shifts per day), 120,000 units of deluxe and mid-priced minibuses (based on three shifts per day), and 70,000 units of Zhonghua sedans (based on two shifts per day). BMW Brilliance currently has an annual production capacity of 30,000 units (based on 2 shifts per day).

     Shenyang Automotive’s production facilities are located in the industrial city of Shenyang, the capital of Liaoning Province in northeastern China. Shenyang Automotive’s principal products are the deluxe minibus, the mid-priced minibus and the Zhonghua sedan. The mid-priced minibuses accounted for approximately 58.1% of the total sales revenue of Brilliance China Automotive in 2004, compared with 49.1% of total sales revenue in 2003. The deluxe and mid-priced minibuses are 8 to 15-seat minibuses adapted from Toyota’s Hiace and Granvia minibuses (marketed under the name “Granse” in China).

     In 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this engine in the mid-priced minibus, currently all of Shenyang Automotive’s minibuses meet European II emission standards. Since 2004, the Chinese government has been encouraging its automobile manufacturers to meet the European III emission standards. Shenyang Automotive expects most of its minibuses and Zhonghua sedans to meet European III emission standards by the end of 2005.

     In 2003, Shenyang Automotive commenced production of the fifth generation Toyota minibus, the Granvia (marketed under the name “Granse” in China), based on semi-knockdown kits supplied by Toyota. Commercial production of the Granse model using domestic parts and components commenced in the first half of 2004.

     In 2004, Shenyang Automotive’s sales volume decreased 27.6% from 100,218 units in 2003 to 72,600 units in 2004. The 2004 sales figure comprises 61,618 minibuses and 10,982 Zhonghua sedans. The decrease in overall sales was primarily due to the decrease in the sales volume of minibuses and the significant decrease in the sales volume of the Zhonghua sedans due to the slowdown in growth of the Chinese automobile industry. Our joint venture, BMW Brilliance sold 8,708 BMW-branded sedans in 2004, compared to 4,359 in the last quarter of 2003. Shenyang Automotive’s sales in China has been supported by a substantial network of more than 800 minibus distributors, including approximately 240 exclusive minibus distributors, and approximately 130 sedan distributors, as well as over 340 after-sales service centers for minibuses and over 160 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, with sales, after-sales service, spare parts and surveys offered by the same dealership outlet. As of the end of 2004, Shenyang Automotive had over 90 4S dealership outlets for minibuses and over 80 4S dealership outlets for Zhonghua sedans nationwide.

     For the year ended December 31, 2004, Brilliance China Automotive reported sales of Rmb 6,542.0 million (US$790.4 million) and net income of Rmb 1.2 million (US$0.1 million), representing a decrease of approximately 35.3% and 99.8%, respectively, compared to 2003. The decrease in sales and net income was primarily due to the decrease in sales volume of Shenyang Automotive, especially for the Zhonghua sedans, and the decrease in average unit selling prices due to the changes in product mix, resulting from significant reduction in domestic demand for automobiles and the intensified price competition faced by Chinese automobile manufacturers in 2004.

Principal Products

     Shenyang Automotive’s principal products are minibuses and the Zhonghua sedans. Our joint venture with BMW, BMW Brilliance, also produces 3 and 5 Series sedans.

     Shenyang Automotive’s principal minibus products are the deluxe minibus and the mid-priced minibus, which constituted approximately 14.7% and 58.1% of total 2004 sales revenue, respectively. These vehicles are used primarily for passenger transportation but can also be modified for use as police vans, ambulances or other specialty vehicles. Shenyang Automotive sells all of its minibuses under the JinBei brand name in a variety of models designed to meet the requirements of particular market segments. Brilliance China Automotive believes that Shenyang Automotive’s minibuses have established a reputation in China for high quality and reliability that has enabled Shenyang Automotive to maintain its market-leading position in recent years. Shenyang Automotive commenced production of the high-end Granse model in 2002 based on semi-knockdown kits from Toyota and started production of the domestic version of the Granse model using domestic parts and components in the first half of 2004.

     Shenyang Automotive’s Zhonghua sedan was introduced to the commercial market in China in August 2002 and constituted approximately 33.1% and 20.2% of total sales revenue in 2003 and 2004, respectively. The initial model was a five-seat manual transmission sedan with a 4-cylinder, 2.0-liter Mitsubishi engine. Shenyang Automotive now also produces manual transmission Zhonghua sedans with 2.4-liter engines and automatic transmission versions with both 2.0-liter and 2.4-liter engines. In December 2004, the “facelift” version of the Zhonghua model, known as “Grandeur”(“Zunchi” in Chinese), was launched.

     The following table sets forth certain information with respect to Shenyang Automotive’s principal products as of the date of this annual report.

	Deluxe
	Minibus	Deluxe	Mid-priced	Zhonghua	Zhonghua
	(Granvia or	Minibus	Minibus	Sedan	Sedan
	“Granse” Model (1))	(Hiace Model)	(Hiace Model)	Version 2.0	Version 2.4
Maximum number of passengers	7-8	15	15	5	5

Engine type	Toyota 4-cylinder 2.7 liter gasoline engine and Mianyang Xinchen 2.7 liter gasoline engine	Toyota 4-cylinder 2.4 liter gasoline engine and Mitsubishi 2.4 liter gasoline engine	Mianyang Xinchen and Shenyang Xinguang 4-cylinder 2.2 liter gasoline engine	Mitsubishi 4-cylinder 2.0 liter gasoline engine	Mitsubishi 4-cylinder 2.4 liter gasoline engine

Horsepower	105	100.6	92.5	122	130

Price Range in Rmb(2)	119,800-239,800	102,800-249,800	59,800-94,800	139,800-159,800	173,800-209,800

Fuel Consumption (Liters/100 km)(3)(4)	10	10	9.8	6.5 (MT)/ 7.6 (AT)	6.8 (MT)/ 7.6 (AT)

Maximum speed(4)	158 km/hr	130 km/hr	130 km/hr	190 km/hr (MT)/ 185 km/hr (AT)	195 km/hr (MT)/ 185 km/hr (AT)

Domestic component content	60%	80%	100%	75-85%	75-85%

Length	4.7 m	4.8 m	4.8 m	4.88 m	4.88 m

(1)	Known as “Grace” before February 2004.

(2)	Actual price depends on specific model.

(3)	Based on an average speed of 50-55 kilometers per hour for minibuses and 80 kilometers per hour for sedans.

(4)	MT denotes manual transmission and AT denotes automatic transmission.

     The following table sets forth certain information with respect to BMW Brilliance’s principal products as of the date of this annual report.

	BMW Brilliance	BMW Brilliance
	3-Series Sedan	5-Series Sedan
Models	Series 318 and 325	Series 520, 525 and 530

Maximum number of passengers	5	5

Engine types	BMW 6-cylinder 1.8 liter and 2.5 liter gasoline engines	BMW 6-cylinder 2.0 liter, 2.5 liter and 3.0 liter gasoline engines

Horsepower	143 - 192 bhp	170 - 231 bhp

Price range in Rmb(1)	348,000 – 408,000	488,000 – 618,000

Fuel Consumption (Liters/100 km)(2)	8.1 - 9.5	9.8 - 9.9

Maximum speed	218 - 240 km/hr	230 - 250 km/hr

Length	4.47 m	4.84 m

(1)	Actual price depends on specific model.

(2)	Based on an average speed of 80 kilometers per hour.

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

     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2002. Shenyang Automotive began producing the Granvia using domestic parts in the first half of 2004. The Granvia is marketed under the brand name Granse (known as “Grace” before February 2004) when sold in China by Shenyang Automotive. The Granse minibus exhibits several improvements over the fourth generation minibus, including more responsive performance when carrying heavy loads, better handling, better maneuverability, 360-degree interior moveable seats, and a more luxurious and comfortable interior.

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

     In 2002, Shenyang Automotive introduced three new minibus models to the market, including mid-priced minibuses that utilize Mitsubishi engines and in 2003 Shenyang Automotive launched the updated versions of these minibus models. In 2004, Shenyang Automotive launched lower-priced models with more limited features in response to market demand and in the first half of 2005, a lower-priced domestic version of the Granse was launched.

     Since the end of 2003, Shenyang Automotive’s minibus capacity has been 80,000 units per year (based on two shifts) and 120,000 units per year (based on three shifts). Brilliance China Automotive believes that its long-term interests require that Shenyang Automotive continue to expand its production capacity. Any increase in Shenyang Automotive’s future revenue will depend on its ability to continue to expand in a similar manner. Realization of its production and sales goals is also contingent upon other factors, including the development of new vehicle models, the ability to continue to achieve overall cost reductions, ongoing access to high-quality raw materials and domestic component manufacturers and maintenance of a large well-trained labor force, an effective distribution network and after-sales service capabilities.

     Zhonghua sedan. The Zhonghua sedan was designed by Italdesign and was commercially introduced by Shenyang Automotive in August 2002 after receiving approval from the Chinese government in May 2002. This sedan is designed to target the mid-priced sedan market segment, including governmental institutions, businesses and individual users in China. This sedan model was specifically designed for the Chinese market and utilizes a high degree of domestic component content, thereby offering cost advantages to consumers. In 2003, Shenyang Automotive spent approximately Rmb 200.0 million on upgrading the Zhonghua production facilities and related dies and tools.

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

     The following table sets forth Brilliance China Automotive’s revenues by category, for the years 2002 through 2004:

	2002		2003		2004
	Revenue		Revenue		Revenue
	(Rmb million)%		(Rmb million)%		(Rmb million)%
Minibus sales
Deluxe minibus	1,324	18.1	1,284	12.7	960	14.7
Mid-priced minibus	4,600	62.8	4,962	49.1	3,797	58.1
Zhonghua sedan(1)	1,117	15.3	3,345	33.1	1,324	20.2

Subtotal	7,042	96.2	9,591	94.9	6,081	93.0
Other sources of income(2)	277	3.8	519	5.1	461	7.0

Total	7,319	100.0	10,110	100.0	6,542	100.0

(1)	Commercial launch of the Zhonghua sedan occurred in August 2002.

(2)	Including sales of components and scrap metal.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and Zhonghua sedan sales revenue throughout China for the years 2002 through 2004:

	2002		2003		2004
Province/	Revenue		Revenue		Revenue
Municipality	(Rmb million)%		(Rmb million)%		(Rmb million)%
Beijing	1,122	15.9	1,686	17.6	1,131	18.6
Guangdong	1,445	20.5	1,502	15.7	821	13.5
Liaoning	773	11.0	964	10.1	644	10.6
Shanghai	1,120	15.9	720	7.5	566	9.3
Jiangsu	303	4.3	660	6.9	389	6.4
Zhejiang	190	2.7	686	7.1	328	5.4
Shandong	238	3.4	465	4.8	237	3.9
Tianjin	115	1.6	257	2.7	183	3.0
Heilongjiang	147	2.1	212	2.2	134	2.2
Hebei	139	2.0	226	2.4	128	2.1
Hubei	121	1.7	189	2.0	128	2.1
Hunan	137	2.0	180	1.9	128	2.1
Shaanxi	71	1.0	165	1.7	128	2.1
Henan	80	1.1	168	1.7	110	1.8
Sichuan	133	1.9	240	2.5	103	1.7
Shanxi	59	0.8	106	1.1	103	1.7
Fujian	151	2.1	184	1.9	91	1.5
Jilin	137	2.0	136	1.4	85	1.4
Chongqing	81	1.2	145	1.5	85	1.4
Xinjiang	101	1.4	117	1.2	79	1.3
Yunnan	56	0.8	89	0.9	79	1.3
Anhui	74	1.1	102	1.1	79	1.3
Guanxi	56	0.8	96	1.0	73	1.2
Jiangxi	50	0.7	77	0.8	55	0.9
Neimonggol	30	0.4	44	0.5	49	0.8
Guizhou	30	0.4	52	0.5	30	0.5
Hainan	—	—	—	—	18	0.3
Other(1)	83	1.2	123	1.3	97	1.6

Total	7,042	100.0	9,591	100.0	6,081	100.0

(1)	Gansu, Ningxia, Qinghai and Tibet.

BMW Brilliance

     On March 14, 2003, Brilliance China Automotive received formal approval from the Chinese government with respect to the feasibility study for the establishment of a joint venture between BMW Holding, a wholly owned subsidiary of BMW AG, and SJAI, an indirect subsidiary of Brilliance China Automotive. On March 27, 2003, SJAI entered into a joint venture contract with BMW Holding in relation to the establishment of the joint venture in China. On April 28, 2003, Brilliance China Automotive, through its indirectly 90%-owned subsidiary, SXID, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI, thereby increasing its effective interest from 40.5% to 44.6%. On December 16, 2003, by increasing its indirect interest in SJAI from 89.1% to 98.0%, Brilliance China Automotive effectively further increased its interest in BMW Brilliance to 49.0%.

     The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively (equivalent to approximately Rmb 1,564 million and Rmb 4,692 million, respectively). As of

December 31, 2004, Brilliance China Automotive had injected approximately Rmb 688.5 million into the joint venture. The joint venture is 50%-owned by each of SJAI and BMW Holding and has a term of 15 years starting from May 22, 2003, the date of issuance of the joint venture’s business license, which may be extended by mutual consent of the parties to the joint venture. The business scope of the joint venture is to produce and sell BMW-designed and branded passenger cars, engines, parts and components and to provide after-sales services (including repair, maintenance and spare parts) relating to its products. Profits of the joint venture are shared equally by SJAI and BMW Holding, in proportion to their respective contributions to the registered capital of the joint venture. This joint venture contract prohibits Brilliance China Automotive from entering into similar ventures with other automobile manufacturers for the manufacture and sale of premium sedans in China.

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

     On May 22, 2003, the business license for the joint venture was issued by the Shenyang City Administration for Industry and Commerce. Commercial production of BMW-designed and branded sedans commenced in September 2003 based on knockdown kits supplied by BMW. The 3-Series BMW sedans were launched in the market in October 2003 and the 5-Series were launched in November 2003. BMW Brilliance also plans to launch new versions of the 3-Series in the fourth quarter of 2005. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3-Series sedans and 5-Series sedans. However, a large portion of the production of these vehicles (especially the newly introduced sedans, for example, the new 3-Series) is still primarily based upon complete knockdown parts supplied by BMW.

Production Process

Minibus Production Process and Equipment

•	Stamping. Shenyang Automotive produces its own semi-finished steel sheets for stamping on a “roll, drop and stack” production line. Stamping is carried out at nine production stations that utilize 38 domestic and imported presses, the largest of which is calibrated at 3200 tons and is used to stamp roofs and side panels for the deluxe and mid-priced minibuses. The 198 dies used for stamping and cutting body components for the deluxe minibus and mid-priced minibus were purchased from Toyota. Substantially all of the stamped metal vehicle components utilized in Shenyang Automotive’s minibuses are produced in this stamping workshop.

•	Welding. The welding workshop consists of 2 production lines and 13 process conveying lines, among which the Haice has 6 lines and the Granse has 7 lines. Each line is focused on a different section of the minibus. These lines were manufactured with Toyota technology and utilize a combination of manual welding and automatic robotic welding, the latter of which is utilized for the more difficult welding points. Each welding station is equipped with a domestically manufactured testing machine. The annual production capacity based on two shifts is 120,000 units among which 80,000 units are dedicated to the existing minibuses and 40,000 units to the Granse.

•	Painting. Shenyang Automotive currently operates a 36,000 square foot painting workshop that was set up at the beginning of 2004 to enhance the production capacity. The new painting workshop has three floors, each with its own function. The new workshop has an annual production capacity of 120,000 units, with space reserved for expansion up to an annual production capacity of 150,000. The new workshop uses a painting method that combines the use of a conveyor, automated machine and robotic machine. Steps taken to prepare the vehicle body for painting include de-greasing, rinsing, phosphatization and electrophoretic coating. Using the “3C1B” process, each of three coats of paint is applied by a sprayer to the minibus body and dried in a heated drying chamber. The specialized pre-painting preparation of the vehicle allows the frame to withstand corrosion for 10 to 15 years. Also, the high standard of cleanliness in the painting workshop and the advanced paint sprayers used allow Shenyang Automotive to reduce environmental pollution, provide better working conditions for the painting workshop employees, conserve raw materials and ensure that each minibus receives three consistent, high-quality coats of paint. Finally, various quality control tests are conducted, including measurement of the luster and thickness of the paint on each vehicle.

•	Assembly. Shenyang Automotive’s final assembly workshop is equipped with a combination single slot, hanging and double slot conveyor. The conveyor is 570 meters long, has 88 separate workstations and is capable of producing minibuses at the rate of one every 160 seconds. Shenyang Automotive also developed jointly with the Shenyang Automation Research Center of the China Science Institute an automated lifting system that is used in the assembly of the power train, rear chassis and crank case, as well as a computerized hydraulic machine for carrying out the transfer from a single rail conveyor onto a hanging line conveyor — the first of its kind to be developed in China.

•	Testing. Shenyang Automotive employs an advanced comprehensive vehicle testing system to ensure that each vehicle conforms to specifications, including wheel alignment, exhaust emissions, steering, braking and engine and transmission performance. All of these final testing procedures are also supported by a comprehensive quality control staff that monitors each step of the production process. See “— Business Overview — Quality Control” below.

Zhonghua Sedan Production Process and Equipment

•	Stamping. At present, 163 pieces for 118 types of large and medium parts of the Zhonghua sedan are produced in the stamping (or pressing) workshop. There are 478 imported and domestically produced moulds, five large and medium pressing lines, among which the line producing large (2,300 ton) parts was imported from Schuler of Germany and is equipped with robots to handle automated production. There is also a 6300KN uncoiling and blanking line from Schuler, which can supply parts for up to seven production lines, as well as a 100-ton moulding press imported from Kawasaki of Japan. The other pressing lines were purchased from a domestic equipment manufacturer.

•	Welding. The welding workshop is required to assemble and weld 295 separate panels, 28 machined parts, 8 roll-pressed parts and 28 standard parts. This line was designed, manufactured and installed by Kuka of Germany. The welding line consists of 21 zones and 285 stations, and is capable of spot-welding, carbon dioxide welding, project welding, T-stud welding, sealing, brazing and hemming. At present, there are 43 working robots in this workshop, which are used to weld, seal and inspect at the most important stations on the line. The SKID apparatus that transports components both on the ground and overhead adds speed and efficiency to the welding process.

•	Painting. Zhonghua sedans and the BMW-branded sedans share the same painting line. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process include pre-treatment, E-coat, sealing, PVC, primer, top-coat and cavity wax. The painting line is highly mechanized and automated, with a central control system imported from Siemens. The painting line may switch paints of different colors within 10 seconds and 15 paints of different colors may be used in the same painting line. All of the paints and other materials utilized in paint workshop are high quality products sourced both from within China and abroad.

•	Assembly and Testing. The performance of the assembly and testing workshop is guided by an information system based on bar code technology. The layout of the final assembly shop is designed by Schenck Engineering of Germany and consists of the body buffer line, main production line, test line, water proof line, finishing line and marriage line, as well as various sub-lines and a rework area. The assembly line utilizes a double-track conveyer system for transporting the vehicles through each process.

•	Instrument Production. The instrument panel workshop, occupying an area of 6,540 square meters, produces Zhonghua instrument panels. The processes include vacuum shaping, foaming, hydrocutting and welding, and use seven different machines. The workshop has a high production capacity for the production of parts and assembly of instrument panels.

BMW Sedan Production Process

     The automotive production process employed by BMW Brilliance is generally divided into four stages: welding, painting, assembly and testing. In each stage, BMW Brilliance utilizes equipment primarily imported from Germany. Each stage of the manufacturing process is also carefully monitored both by quality control engineers and through specialized testing equipment to ensure that the final product achieves the specified BMW Group quality standards.

•	Welding. The manufacturing and welding process in the welding workshop is performed according to the BMW Group’s global standard. The dimensional quality is checked with a state of the art CMM Machine from Wenzel Company of Germany. The sourced welding equipment is from Edag Company of Germany. The welding workshop contains stud welding, spot welding, mig welding and sealing operations. The line operators have been trained by the BMW Group specialists and the process is controlled by the BMW Group specialists from Germany. The quality checks and audits are consistent with those performed at other BMW Group plants.

•	Painting. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process are highly mechanized and automated, with a central control system imported from Siemens. All of the paints and other materials utilized in the paint workshop are high quality products sourced both from within China and abroad.

•	Assembly. The assembly workshop consists of two assembly areas, one of which uses a conveyor system designed by the German supplier AFT with 56 line stations in total, as well as handling devices for heavy parts from Dalmec Company.

•	Testing. The finishing and testing equipment are located in the second area. A wide range of special equipment used in BMW Group plants worldwide is used to test 100% of the cars produced.

Raw Materials and Components

     Raw Materials. To ensure its supply of high-quality domestic raw materials, components and spare parts, Shenyang Automotive has relationships with over 250 suppliers in China as of December 2004. Shenyang Automotive sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. In 2004, approximately 65.6% of Shenyang Automotive’s components sourcing was handled through Brilliance China Automotive’s subsidiaries and associated companies.

     Steel is our principal raw material. Shenyang Automotive purchases steel predominantly through the use of supply contracts. Since steel represented only approximately 6.0% of the total cost of goods sold for the minibus (including Granse) and 3.5% of the total cost of goods sold for the Zhonghua sedan in 2004, the impact of rising steel prices on Shenyang Automotive’s overall production costs was not significant. Furthermore, this increase in the costs for steel was offset by decreases in the costs of components due to a decrease in prices of the minibus components used in the minibuses and an increase in the ratio of domestically produced components used in the Zhonghua sedans.

     Components. Shenyang Automotive has adopted a system that regularly evaluates its existing suppliers. These suppliers range from well-known international suppliers to domestic suppliers with special technology and know-how. Shenyang Automotive has conducted a comprehensive survey of its suppliers against an array of criteria, such as quality problem feedback ratio, production capacity, quality assurance systems and after-sales services. Implementing this process has enabled Shenyang Automotive to build a stronger supplier network as the foundation for future growth.

     The domestic component content of the deluxe minibuses is currently 80% for the Hiace model and 60% for the Granse model. The principal components of the Hiace deluxe model that we continue to import from Toyota are the engine and the rear axle. Shenyang Automotive has developed deluxe minibuses that would utilize

Mitsubishi engines made by Shenyang Aerospace in order to offer a greater variety of products to its customers. These new models have a higher domestic component ratio. Mitsubishi engines have already been installed in some of the deluxe minibus (Hiace model) units.

     The mid-priced minibus uses 100% domestic parts and the domestic component content of the Zhonghua sedan is over 80%. Brilliance China Automotive calculates domestic component content by “looking through” larger components, such as engines, produced by domestic Chinese entities to determine the percentage of such component’s own components that were manufactured outside China.

     Because certain components are imported from Toyota and other suppliers in Japan and Europe, the availability of foreign exchange, exchange rates, import restrictions and the level of import duties may affect the availability of certain components and Shenyang Automotive’s costs of production. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     Shenyang Automotive is required to pay import duties on imported automobile components. Shenyang Automotive was subject to an average tariff rate of 13.8% to 10.5% on imported components used in its deluxe minibuses (including Granse minibuses) and Zhonghua sedans, respectively, in 2004. During 2004, imported components comprised approximately 6.7% of the total costs of all minibuses. In addition, imported components comprised 18.0% of the total costs of the Zhonghua sedan during 2004. Changes in foreign currency exchange rates also affect the cost of foreign-manufactured components imported by China’s domestic manufacturers to make larger components, such as engines, which we purchase domestically. The total aggregate import tariffs paid by Shenyang Automotive for 2004 were approximately Rmb 56.9 million (US$6.9 million). However, as a result of China’s accession to the WTO, import tariffs on motor vehicle components decreased to between 4.8% and 25% effective January 1, 2003. In 2004, the import tariff on motor vehicle components ranged between 5.0% and 22.9% and in 2005, between 5.0% and 18.6%. A decrease in import tariffs will result in a decrease in the percentage of the total cost of minibuses and sedans that imported components comprise.

     Brilliance China Automotive intends to continue its efforts to increase domestic component content for both deluxe minibuses and sedans, while at the same time emphasizing quality. See “Item 5 — Operating and Financial Review and Prospects”.

Other Significant Subsidiaries, Jointly Controlled Entities and Associated Companies

     Brilliance China Automotive believes that the acquisition of interests in strategic components suppliers has and will continue to broaden its revenue base, increase the reliability of the supply of certain core components of Shenyang Automotive’s and BMW Brilliance’s minibuses and sedans, enhance their ability to monitor component quality and facilitate greater coordination among the management and engineering personnel and their respective principal suppliers.

Mianyang Xinchen

     Mianyang Xinchen, directly and indirectly through Xing Yuan Dong (described below), accounted for 7.3% of Shenyang Automotive’s purchases of parts and components in 2004. Mianyang Xinchen’s principal product is the 2.2 liter 491Q gasoline engine. In 2000, Mianyang Xinchen also began producing the 491QE electronic fuel injection engine on a mass production basis to satisfy the market’s demand for products that can meet new higher emission standards. In 2001, Mianyang Xinchen developed three additional passenger vehicle gasoline engines. As a result, Shenyang Automotive has access to engines suited to a full range of light-duty passenger vehicles. Mianyang Xinchen had annual sales of Rmb 766.4 million (US$92.6 million) in 2004. Shenyang Automotive, which installs Mianyang Xinchen’s 491Q engine in most of its mid-priced minibuses, accounted for 50.5% of Mianyang Xinchen’s sales in 2004. Mianyang Xinchen’s overall annual sales of gasoline engines in 2004 decreased by 7.4 % from 2003. In 2004, the after-sales repair ratio for Mianyang Xinchen’s products decreased to 6.3% from 6.5% in 2003. Mianyang Xinchen’s current annual production capacity is 100,000 to 120,000 gasoline engines (depending on number of shifts).

     In March 2004, the technology center of Mianyang Xinchen was designated by Chinese governmental authorities as a State-class enterprise technology center, becoming only the second State-class enterprise technology center in the China automotive gasoline engine industry.

Ningbo Yuming

     Ningbo Yuming, directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing (described below), accounted for 3.9% of Shenyang Automotive’s purchases of parts and components in 2004. Ningbo Yuming’s principal products are automobile window molding and stripping, as well as a front independent suspension system (including a high performance front axle) for use in light passenger vehicles. Ningbo Yuming had annual sales of Rmb 205.5 million (US$24.8 million) in 2004. Ningbo Yuming intends to further develop front axles for use in different types of light goods vehicles to enlarge its market share in the safety components market. Ningbo Yuming received ISO-9002 accreditation in December 1999. Shenyang Automotive, which uses Ningbo Yuming’s products in all of its deluxe minibuses, mid-priced minibuses and Zhonghua sedans, accounted for approximately 99.5% of Ningbo Yuming’s sales in 2004. Shenyang Automotive also granted Ningbo Yuming the status of Class A Supplier in 1999, which it continues to hold.

Shenyang Xinguang

     Shenyang Xinguang is principally engaged in the manufacture and sale of gasoline engines for use in passenger vehicles and light duty trucks. In 2004, engine purchases by Shenyang Automotive for use in mid-priced minibuses accounted for 46.0% of Shenyang Xinguang’s total sales, which amounted to Rmb 171.3 million (US$20.7 million). Shenyang Xinguang currently produces 491Q engines and has a production capacity of 50,000 engines per year. It manufactured 39,883 and sold 39,362 491Q engines in 2004.

     Shenyang Xinguang intends to further develop upgraded versions of the 491Q engine in 2004. These new 16-valve engines have greater power and are designed to satisfy European III emission standards. They are suitable for use in JinBei minibuses (models SY6480A) and Zhonghua sedans. Shenyang Xinguang produces this new engine by using part of its existing 491Q facilities, together with a new production line. Capacity for this new engine is 50,000 units per year, based on two daily shifts.

Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian

     Xing Yuan Dong assists Shenyang Automotive in obtaining and developing a reliable supply of domestically produced parts and components. Xing Yuan Dong also facilitates development of locally produced automotive parts and components and acts to improve the quality of these components. When a customized component is needed, Xing Yuan Dong provides potential suppliers with designs and specifications for the customized parts and components required by Shenyang Automotive. These potential suppliers liaise with Xing Yuan Dong and discuss details of production. Xing Yuan Dong then selects appropriate suppliers and offers technical assistance and cost evaluations. Xing Yuan Dong continuously strives to reduce the number of Shenyang Automotive’s suppliers, lower costs, increase the efficiency and commitment of the remaining suppliers, streamline the component purchasing process and ensure a steady supply of high quality components. In 2001, Xing Yuan Dong, in order to maintain its preferential tax treatment from the Chinese government, also began manufacturing automotive components for Shenyang Automotive. In 2004, all of Xing Yuan Dong’s sales were to Shenyang Automotive.

     Ningbo Brilliance Ruixing was established on June 9, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components between Ningbo Yuming and Shenyang Automotive. In 2004, all of Ningbo Brilliance Ruixing’s sales were made to Shenyang Automotive and 59.0% of Ningbo Brilliance Ruixing’s purchases were from Ningbo Yuming. Beginning in 2001, Ningbo Brilliance Ruixing also began manufacturing automotive components for Shenyang Automotive.

     Mianyang Brilliance Ruian was established on July 3, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components for Mianyang Xinchen. In 2004, 20.3% of Mianyang Brilliance Ruian’s sales were made to Mianyang Xinchen and all of Mianyang Brilliance

Ruian’s sales of its manufactured automotive components were made to Shenyang Automotive. In 2001, Mianyang Brilliance Ruian also began manufacturing automotive components for Shenyang Automotive.

Shenyang Aerospace

     Shenyang Aerospace was formed for the purpose of manufacturing 2.0-liter, 122 horsepower and 2.4-liter, 130 horsepower Mitsubishi gasoline engines. Shenyang Aerospace commenced trial operation in March 1999. Shenyang Automotive uses these engines in its deluxe minibuses and in the Zhonghua sedans. In addition, Shenyang Aerospace’s engines are also sold domestically to other passenger vehicle producers. Mitsubishi Motors Corporation, Mitsubishi Corporation, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua Motors Engine Co. Ltd., or Shenyang Jianhua, own equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0%, respectively, in Shenyang Aerospace. Upon completion of the acquisition of additional shares of JinBei and the receipt of approvals from relevant Chinese authorities which is expected by the end of 2005, Brilliance China Automotive’s effective interest in Shenyang Jianhua will increase to 76.6% and consequently Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 16.1%.

Dongxing Automotive and Xingchen Automotive Seats

     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited at a consideration of approximately Rmb 278.0 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and a 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd., or Xingchen Automotive Seats. Dongxing Automotive is a foreign-invested enterprise established in China whose principal products are automotive components for use in passenger vehicles. In 2004, Dongxing Automotive’s sales were made to Shenyang Automotive. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in China in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xingchen Automotive Seats ceased its operations in the second half of 2002.

Brilliance JinBei Engine Plant

     In 2004, Shenyang Brilliance Jinbei Automobile Co., Ltd. invested in a new engine plant located in the Shenyang Economic and Trade Development Zone. Construction on this plant is expected to be completed in the first half of 2005 and the plant will occupy 280,000 square meters of land, with building size of approximately 64,000 square meters and a main workshop area of 52,000 square meters. FEV Motorentechnik GmbH provided certain technologies relating to engine production and most of the required equipment was imported from Germany.

     The first product currently under development at this plant is a four-cylinder, 16-valve multiple injection 1.8TCI turbo-charged engine for sedans. This engine will form the core of the new Brilliance China Automotive family of engine products and serve as the basis for expanding the size of engines used in Shenyang Automotive sedans from 1.6 liters to 2.0 liters. The development of 1.8 liter engines began in the first quarter of 2005, and these engines are expected to be offered to the market by the end of 2005 or early 2006, with trial production scheduled to commence in the fourth quarter of 2005.

     The engines mainly will be manufactured for use in Zhonghua sedans and the minibues, but will also be open for sale to third party automotive manufacturers both domestically and abroad. The targeted capacity for the first phase of development is 50,000 engines per year, with two subsequent phases having targeted capacity of 100,000 and 200,000 engines per year, respectively. The first phase will require Rmb 1.13 billion (US$136.1 million) in investment for completion. The intellectual property rights over the engines developed are owned by Brilliance China Automotive.

Shenyang Brilliance Power Train Machinery Co., Ltd.

     Shenyang Brilliance Power Train Machinery Co., Ltd. is a PRC joint venture that was established in December 2004 by Shenyang Brilliance Jinbei Automobile Co., Ltd. and Brilliance China Automotive with registered capital of US$22.9 million. Shenyang Brilliance Jinbei Automobile Co., Ltd holds a 51% equity interest and Brilliance China Automotive holds a 49% equity interest. The company is established to purchase engines, manual and automatic transmissions and other components from various suppliers, including the Brilliance JinBei Engine Plant, to assemble completed powertrains for the engines made by Brilliance JinBei Engine Plant that can be used in automobiles, in particular Zhonghua sedans. The plant is expected to be completed and in operation by the end of 2005. In addition to use in Zhonghua sedans, the powertrain products are also planned for sale to the external market. The target customers are automobile makers that have no powertrain manufacturing capacity of their own.

Shenyang Chenfa Automobile Component Co., Ltd.

     Shenyang Chenfa Automobile Component Co., Ltd. is a PRC wholly foreign-owned enterprise held by Brilliance China Automotive, with a registered capital of US$8.0 million and a total investment of US$8.4 million. Its scope of business is the production and sale of powertrains and automotive components. Shenyang Chenfa Auto Components Co., Ltd. was established in June 2003 and currently has 52 employees. The main product of Shenyang Chenfa is powertrains for Mitsubishi engines used in the Zhonghua sedan, of which it is capable of producing 40,000 units per year. This line has been in operation for more than one year. It also has an engine manifold production line and a cam bearing frame production line with a capacity of 50,000 units per year. Shenyang Chenfa is also responsible for purchasing engine management systems and other automotive components for Brilliance China Automotive.

Sales and Marketing

     The following tables set forth by vehicle model for the years 2002 through 2004 the number of Shenyang Automotive minibuses and sedans sold and BMW Brilliance sedans sold and the percentage of unit sales represented by each model:

Shenyang Automotive

	2002		2003		2004
	Units Sold	%	Units Sold	%	Units Sold	%
Shenyang Automotive
Deluxe minibus	9,017	12.2	9,004	9.0	6,626	9.1
Mid-priced minibus	56,121	75.9	65,614	65.5	54,992	75.8
Zhonghua sedan(1)	8,816	11.9	25,600	25.5	10,982	15.1

Total	73,954	100.0	100,218	100	72,600	100

BMW Brilliance

BMW sedans(2)	—	—	4,359	100%	8,708	100%

(1)	Commercial launch of the Zhonghua sedan occurred in August 2002.

(2)	Commercial launch of the BMW sedans was in the fourth quarter of 2003.

     Shenyang Automotive’s marketing efforts are supervised by its General Manager and are conducted primarily through a regionalized sales program under which Shenyang Automotive has divided China into six major sales regions and three “sales belts”, each headed by an experienced senior executive. These regions are further subdivided into 30 provincial sales regions for minibuses and 26 provincial sales regions for sedans. Each of these sales regions corresponds to a separate province in China. These units are responsible for meeting defined sales targets, with the executives’ compensation linked to performance. In addition, Shenyang Automotive implements a commission compensation package for its sales personnel and rewards with bonuses its non-sales personnel who develop customer leads that result in minibus sales. The retail prices and commission scales are both nationally unified by Shenyang Automotive, thereby preventing cross-regional sales and counter-productive price wars. Shenyang Automotive’s minibuses and Zhonghua sedans are marketed through a sales network of approximately

240 exclusive and over 500 non-exclusive minibus distributors and approximately 130 exclusive sedan distributors nationwide, as well as through annual automobile industry trade shows and at special sales shows sponsored by JinBei and Shenyang Automotive. Approximately 95% of Shenyang Automotive’s 2004 unit sales of minibuses and sedans were made to its distributors and approximately 5% were made directly to customers.

     Shenyang Automotive’s sales in China has been supported by a substantial network of approximately 240 exclusive minibus distributors and approximately 130 sedan distributors, as well as over 340 after-sales service centers for minibuses and over 160 for sedans. Shenyang Automotive also continued to implement its 4S sales center system, with sales, service, spare parts and surveys offered by the same dealership outlet. As of December 31, 2004, Shenyang Automotive had over 90 and over 80 dealership outlets for minibuses and sedans, respectively, which had achieved the 4S dealership standard.

     Shenyang Automotive’s minibus and sedan sales were generally made on a cash basis in 2004. However, credit is offered to a few large customers following a financial assessment and an established payment record. Credit terms are generally between 30 to 90 days and security in the form of guarantees or bank notes is obtained from major customers. Designated staff monitors accounts receivable and follow up collection with the customers. Customers considered to be of high credit risk are traded on a cash basis. In addition, in order to incentivize customers and facilitate sales, Shenyang Automotive also accepts three-month to six-month bank-endorsed notes as payment for its minibuses and sedans.

     Shenyang Automotive has 5 regional distribution centers in order to shorten delivery lead-times and to increase cost efficiencies. Also, by utilizing transportation methods such as trucking, rail and shipping, Shenyang Automotive ensures that most vehicles are not driven until they reach the end users. In 2004, all finished products were delivered to customers with zero mileage.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan unit sales throughout China for the years 2002 through 2004:

	2002				2003				2004
	Minibuses		Sedans		Minibuses		Sedans		Minibuses		Sedans
Province/Municipality	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Beijing	10,994	16.9	955	10.8	15,679	21.0	2,876	11.2	13,031	21.1	1,002	9.1
Guangdong	14,067	21.6	1,302	14.8	13,000	17.4	3,158	12.3	9,385	15.2	825	7.5
Liaoning	6,713	10.3	1,281	14.5	7,780	10.4	2,408	9.4	6,173	10.0	1,145	10.4
Shanghai	11,030	16.9	987	11.2	6,571	8.8	1,301	5.1	6,933	11.3	296	2.7
Jiangsu	2,113	3.2	872	9.9	5,415	7.3	1,550	6.1	4,254	6.9	569	5.2
Zhejiang	1,611	2.5	331	3.7	5,071	6.8	2,002	7.8	3,534	5.7	505	4.6
Shandong	2,063	3.2	395	4.5	2,221	3.0	2,114	8.3	1,927	3.1	812	7.4
Tianjin	1,147	1.8	84	0.9	1,683	2.3	870	3.4	1,512	2.5	552	5.0
Heilongjiang	1,416	2.2	146	1.7	1,542	2.1	614	2.4	1,094	1.8	334	3.0
Hebei	1,145	1.8	252	2.9	1,351	1.8	862	3.4	1,089	1.8	361	3.3
Hubei	1,108	1.7	156	1.8	1,343	1.8	595	2.3	1,104	1.8	373	3.4
Hunan	1,282	2.0	138	1.6	1,274	1.7	572	2.2	1,006	1.6	408	3.7
Shaanxi	801	1.2	—	—	998	1.3	651	2.5	993	1.6	447	4.1
Henan	733	1.1	108	1.2	1,013	1.4	614	2.4	937	1.5	299	2.7
Sichuan	851	1.3	437	5.0	1,063	1.4	1,161	4.5	751	1.2	386	3.5
Shanxi	672	1.0	—	—	806	1.1	274	1.1	815	1.3	323	3.0
Fujian	1,286	2.0	258	2.9	1,184	1.6	637	2.5	811	1.3	229	2.1
Jilin	951	1.5	392	4.4	848	1.1	523	2.0	845	1.4	146	1.3

	2002				2003				2004
	Minibuses		Sedans		Minibuses		Sedans		Minibuses		Sedans
Province/Municipality	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Chongqing	643	1.0	168	1.9	882	1.2	541	2.1	549	0.9	351	3.2
Xinjiang	1,010	1.5	44	0.5	1,080	1.5	237	0.9	764	1.3	166	1.5
Yunnan	548	0.8	72	0.8	301	0.4	482	1.9	674	1.1	244	2.2
Anhui	556	0.9	168	1.9	776	1.0	317	1.2	748	1.2	201	1.8
Guanxi	539	0.8	72	0.8	662	0.9	299	1.2	681	1.1	161	1.5
Jiangxi	357	0.5	156	1.8	446	0.6	301	1.2	440	0.7	193	1.8
Neimonggol	298	0.5	—	—	373	0.5	99	0.4	355	0.6	203	1.9
Guizhou	355	0.5	—	—	231	0.3	246	1.0	139	0.2	166	1.5
Hainan	—	—	—	—	8	—	—	—	175	0.3	39	0.4
Other(1)	849	1.3	42	0.5	1,017	1.3	296	1.2	899	1.5	246	2.2

Total	65,138	100.0	8,816	100.0	74,618	100.0	25,600	100.0	61,618	100.0	10,982	100.0

(1)	Gansu, Ningxia, Qinghai and Tibet.

     Generally, Shenyang Automotive’s sales are the highest in the second and fourth quarters of the year. In 2004, however, Shenyang Automotive recorded its highest levels of sales in the first and second quarters , partly due to the significant downturn in the demand of automobiles since the second half of 2004.

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

     Approximately 29.0% of consolidated revenues in 2004 were generated from Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd. and Shanghai Shenhua Industrial Co., Ltd.) or Shanghai Shenhua. Shanghai Shenhua is an affiliate of Brilliance China Automotive that serves as the principal distributor of Shenyang Automotive’s products. Shanghai Shenhua operates under substantially the same commercial terms and arrangements with Shenyang Automotive as its other third party distribution agents. However, in southern China, where it sells solely to distributors on an exclusive basis, Shanghai Shenhua receives additional compensation for operating after-sales service centers, which was a 1% commission on sales until January 2003. Since January 2003, this compensation has been paid in the form of a commission of Rmb 100 to Rmb 150 per vehicle sold.

     Shenyang Automotive uses a computerized sales monitoring system to accurately identify customer demographics, determine which products and options are most in demand and improve inventory control. As Shenyang Automotive brings more product options to market, Brilliance China Automotive believes that this computer system will provide Shenyang Automotive with the ability to track customer preferences in various regions and adjust its production and distribution efforts accordingly.

     In 2004, Shenyang Automotive spent approximately Rmb 206.9 million (US$25.0 million) on overall advertising, consisting primarily of Internet, television and print advertising.

Competition

     The Chinese minibus manufacturing industry is highly fragmented and competitive. According to the China Automotive Technology & Research Center, in 2004, approximately 58 manufacturers sold an aggregate of 397,722 minibuses. The top five manufacturers sold an aggregate of 207,474 minibuses during the same period. Significant competitive factors in the industry include price, quality, reliability and customer service. Brilliance China

Automotive believes that Shenyang Automotive is competitive in all of these respects, and particularly in terms of quality, although Shenyang Automotive has experienced competition in recent years from other manufacturers producing lower priced, mid-range minibuses.

     The Chinese sedan manufacturing industry is also very competitive and fragmented. The top five brands account for 53.9% of the overall market based on unit sales volume. The market shares of the three leading manufacturers have been decreasing over the past several years. New models are being introduced on an increasingly rapid basis as the number of new entrants into the market has also increased. Unit sales of domestically produced sedans totaled 2,326,492 units in 2004, making sedans the largest segment of the Chinese automotive market, accounting for 45.9% of the overall market. Due to the implementation of macro-economic polices and austerity measures, the domestic demand for automobiles in China has declined significantly since the second half of 2004. Nevertheless, sedans are widely expected to continue to be the fastest growing segment of the Chinese automobile market over the next few years. However, while vehicle ownership is expected to continue to increase steadily in China as a result of increasing individual disposable income, there is also expected to be increasing pricing pressure as tariff rates decline and competition continues to grow from domestic, foreign and foreign-invested sedan manufacturers.

     Historically, Chinese motor vehicle producers have been exposed to little competition from non-Chinese enterprises, partly as a result of import restrictions on foreign-made components and motor vehicles. However, as a result of China’s accession to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO.

     Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14.0% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components effective January 1, 2003. Tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% in 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% in 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters, and in 2005 tariffs have been fixed at 30% of all motor vehicles. These tariffs levels are scheduled to be further reduced in 2006. Such reductions in tariffs and import restrictions could potentially increase the competition Brilliance China Automotive will face from foreign manufacturers.

     Listed below are Shenyang Automotive’s current main competitors in the Chinese minibus and sedan market. The data listed for each is based on information published by the Chinese government in December 2004 regarding the Chinese automotive industry:

Minibus

•	Southeast Motors. Taiwan China Motors and Fujian Provincial Automobile Industry Company established a 50-50 joint venture company, Southeast Motors in November 1995. Southeast Motors has launched over thirty different models of light passenger vehicles under the Delica and Freeca brand names and also launched the MPV in 2004. Southeast Motors has an annual production capacity of 150,000 light passenger vehicles in 2004. Its sales volume in 2004 was 31,376 vehicles (including minibuses and MPVs), representing a 37.2% decrease from 49,978 vehicles in 2003. The Delica series includes seven-, eight- and eleven-seat ordinary, luxury and super luxury models. The Freeca series includes eight-seat standard, luxury and super luxury models.

•	Nanjing Iveco. In 1995, Italy’s Fiat Auto Company and Yuejin Group established Nanjing Iveco Automotive Company, Ltd., a 50-50 equity joint venture, for the manufacture of 33 models of five-ton passenger, goods and off-road vehicles in the Iveco S series. Models currently in production include the A30, A40 and A49 passenger vehicles, as well as a separate series of goods vehicles. Nanjing Iveco has an annual production capacity of 60,000 vehicles and 75,000 engines. In 2004, Nanjing Iveco sold 17,475 vehicles, representing a 4.5% increase from 16,717 vehicles in 2003.

•	Jiangling Motors. Jiangling Motors Corp. of Jiangxi Province, after two years of cooperation with Ford Motor Company (which owns a minority interest in Jiangling Motors), produced China Transit, a Ford brand minibus, light trucks and pick-ups. At present, China Transit is available in 15-seat, 12-seat and 9-seat versions. In 2004, Jiangling Motors sold a total of 22,169 vehicles (including minibuses and pick-ups), representing a 42.6% increase from 15,541 vehicles in 2003. Production capacity was approximately 60,000 per year by the end of 2004 units.

Zhonghua Sedan

     Brilliance China Automotive considers the following companies to be its main competitors in the market for sedans priced between Rmb 130,000 and Rmb 200,000, which includes the Zhonghua sedan:

•	First Auto Works Group of China. First Auto Works is one of the largest automotive companies in China. First Auto Works’ Hongqi sedan was launched in 2001 and is considered one of the Chinese government’s showcase China-made sedans. Its latest model is known as the Hongqi Mingshi, was launched in 2004, and has a 1.8-liter engine with four doors. It is priced at approximately Rmb 143,800 – 149,800 similar to the Zhonghua sedan. First Auto Works sold 6,931 Honqi Mingshi sedans in 2004, representing a 59.9% decrease from 2003.

•	Shanghai Volkswagen Automotive. Shanghai Volkswagen Automotive was one of the original state-designed automobile manufacturers in China. It is currently 40% owned by Volkswagen AG of Germany, 10% owned by Volkswagen (China) Investment, 25% owned by Shanghai Automotive Industry Corp., 15% owned by Shanghai Union Investment Co. and 10% owned by China Auto Industry Co. It still holds a dominant share of the Chinese sedan market and competes with the Zhonghua sedan through the Santana 2000 and Santana 3000 sedans. In March 2004, Shanghai Volkswagen Automotive launched the new Santana 3000, which replaced the Santana 2000. The Santana 2000 had a 1.8-liter engine and sold for approximately Rmb 145,000 to Rmb 174,000. The Santana 3000 has a 1.78-liter engine and sells for between Rmb 138,000 to Rmb 174,000. In 2004, Shanghai Volkswagen Automotive sold 90,202 units of Santana 2000 and Santana 3000 sedans.

•	Beijing Hyundai. Beijing Hyundai was established in 2002 as a 50-50 joint venture between Beijing Auto Investment and Hyundai Motor Co. of South Korea. It currently produces and sells the Sonata 2.0-liter and Sonata 2.7-liter, and the newly-introduced Elantra 1.6-liter and 1.8-liter models. The Sonata 2.0-liter sells for approximately Rmb 149,800 for the manual version and Rmb 192,000 for the automatic versions. The Elantra 1.8 liter sedan sells for approximately Rmb 141,800 and Rmb 151,800 for the manual and automatic versions, respectively. In 2004, Beijing Hyundai sold 41,341 units and 102,749 units of the Sonata and the Elantra, respectively.

BMW Sedans

     Brilliance China Automotive currently does not consider there to be any direct competitor to its BMW sedans in the domestic market for high-end luxury cars produced in China in terms of quality, craftsmanship, price, performance and technology but does consider Audi sedans, which are produced by FAW Volkswagen, as its closest competitor in China in this regard. FAW Volkswagon is 10% owned by Audi AG, 30% by Volkswagen AG and 60% by First Auto Works of China. FAW Volkswagon produces and sells the Audi A4 and A6 sedans and the Volkswagen Jetta and Bora sedans in China. FAW Volkswagon’s Audi sedans have a dominant share of China’s premium sedan market. In 2003 and 2004, FAW Volkswagon sold 53,108 and 46,177 units of Audi A6 sedans, respectively. The Audi A4 sedan was formally launched in China’s market in 2003 and had a total sales volume of 8,173 in 2003 and 15,841 in 2004, respectively. A new Audi A6 was launched in June 2005. The Audi A4 sedan sells for between Rmb 308,500 to Rmb 507,500, and the new Audi A6 sedan sells for between Rmb 462,200 to Rmb 649,600.

     In May 2003, DaimlerChrysler AG signed a project proposal with Beijing Automotive Industry Holding Company Ltd., or BAIC, to manufacture Mercedes-Benz C-Class and E-Class sedans in China. According to announcements by DaimlerChrysler, the joint venture has been approved by the relevant authorities on June 13,

2005 and production of C-Class and E-Class is expected to commence within one year. The vehicles will be produced in a new facility in Beijing with an initial production capacity of 25,000 units per year.

     Brilliance China Automotive does not consider current foreign importers of luxury cars with similar quality, craftsmanship, performance and technology (such as the Mercedes C-Class and E-Class sedans) to be direct competitors for the BMW sedans as they are subject to import tariffs and restrictions and cannot be priced competitively with BMW Brilliance’s locally produced BMW sedans.

The NDRC and the Ministry of Commerce

     The automobile industry in China is controlled at the central government level by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce. These entities were created as a result of the governmental restructuring that commenced in March 2003. The NDRC generally oversees and regulates the automobile industry in China and any new product or new automobile production facility must obtain the prior approval of this body before entering the market. Similarly, approval from the Ministry of Commerce must be obtained prior to any changes to existing products or the expansion of existing facilities. Both of these entities must also approve any Sino-foreign joint venture for the production of automobiles.

     On June 1, 2004, the NDRC issued a new automobile policy to replace the one that had been in place since 1994. Two of the policy’s stated goals are industry consolidation and enhancement of corporate capacity for research and development. To further these goals, the new policy sets minimum levels of investment for new plants and research and development. Engine plant investments are required to be over Rmb 1.5 billion and new automobile manufacturing projects must be over Rmb 2.0 billion. New automobile projects must also include a product research and development investment of at least Rmb 500 million.

     The new policy will treat semi-knocked down imports as complete vehicle imports and therefore impose vehicle import tariffs instead of component tariffs on them. Current vehicle import tariff levels are between 34.2% and 37.6% (scheduled to fall to 25% by July 2006) whereas current component tariff levels are between 15% and 18% (scheduled to fall to 10% by July 2006).

     In contrast to the old regulations, foreign investors in the automobile and motorcycle market will now be allowed to control more than 50% of a joint venture with Chinese partners if the joint venture is located in an export processing zone and plans to sell its products in overseas markets. The new policy will also allow foreign investors to establish more than two joint venture plants in China to produce the same categories of vehicles if they do so with their existing Chinese partners through acquisitions of other companies in China.

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

     On February 28, 2005, the General Administration of Customs, the NDRC, the Ministry of Finance and the Ministry of Commerce jointly issued the Administrative Measures on the Import of Automobile Parts with Complete Vehicle Characteristics. This measure sets up detailed standards and procedures of the identification of automobile parts with complete vehicle characteristics and treats automobile parts with complete vehicle characteristics, which include semi-knocked down kits, as complete vehicle imports and imposes vehicle import tariffs instead of component tariffs on them. Current vehicle import tariff levels are between 34.2% and 37.6% (scheduled to fall to

25% by July 2006) whereas current component tariff levels are between 15% and 18% (scheduled to fall to 10% by July 2006).

Quality Control

     As a result of technical and managerial training from Toyota and technical assistance from BMW, Shenyang Automotive has adopted a highly regimented production quality management system for its minibuses and sedans. This two-fold system concentrates both on the quality of the raw materials and other production inputs and on the production process itself. In the production process, the focal point of quality control is the production line worker, who undergoes extensive training and testing to ensure that he or she performs the assigned task to the highest quality standards and is qualified and able to determine on his or her own whether or not the product meets the required specifications. In addition, Shenyang Automotive’s specialized quality control engineers are present at each step of the production process, with 36, 39 and 22 separate quality inspection points for minibus, Granse minibus and Zhonghua Sedans, respectively.

     In addition, Shenyang Automotive has established a quality improvement unit to supervise and monitor after-sales service centers in major regional sales bases, such as Guangzhou, Shanghai and Beijing, which also serve as channels for information feedback on product quality. Designated personnel are assigned to follow-up on finding remedies for recurring quality issues in a timely manner.

     Shenyang Automotive was granted the internationally recognized ISO-9001-94 quality system certificate in October 1995, making it the first major automobile manufacturer in China to be awarded such certificate. Shenyang Automotive has successfully obtained recertification in each subsequent year by demonstrating a continued commitment to upholding among the highest quality standards in China’s automobile industry. To date, approximately 130, 70 and 10 of Shenyang Automotive’s over 250 component suppliers achieved TS16949, QS-9000 and VDA 6.1 quality system certification, respectively, and approximately 50 are accredited by ISO-9000.

After-Sales Service

     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (18-month or 30,000 kilometers for minibuses sold in 2002 and 2001) first-to-occur limited warranty. The Zhonghua sedans were sold with a 36-month or 60,000 kilometers (24-month or 40,000 kilometers for sedans sold in 2002) first-to-occur limited warranty. In addition to these basic limited warranties, during 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. In December 2004, the “Grandeur” (“Zunchi” in Chinese) were sold with a 10-year or 200,000 kilometers first-to-occur limited warranty on key components. In 2004, total warranty costs for minibuses and sedans sold during the year were approximately Rmb 38.2 million (US$4.6 million) and Rmb 6.9 million (US$0.8 million), respectively, or an average of Rmb 512.8 (US$61.9) per minibus sold and Rmb 628.3 (US$75.9) per Zhonghua sedan sold.

     There are over 340 and over 160 service centers for Shenyang Automotive minibuses and sedans, respectively, throughout China, with centers clustered in areas that match distribution patterns of the vehicles. Such centers have been granted authority by Shenyang Automotive to service its minibuses and sedans, including the provision of repair services and the sale of spare parts. This extensive service network has enabled Shenyang Automotive to adopt its current policy of resolving routine customer complaints in all provincial capitals and major cities within 24 hours and major problems within three days.

     To improve customer service, Shenyang Automotive continually reevaluates its existing distributors based on certain criteria, including financial soundness, customer service capabilities and customer complaint record. Shenyang Automotive has also implemented a more advanced “4S” sales center system, with sales, service, spare parts and survey offered by the same dealership outlet. As of the end of 2004, Shenyang Automotive had over 90 and over 80 4S dealership outlets for its minibuses and sedans, respectively.

     BMW Brilliance currently has approximately 40 distributors, which are mainly located in first tier cities in China. The number of distributors is expected to increase to over 60 by the end of 2005. Like Shenyang Automotive, BMW Brilliance implemented the more advanced 4S sales center system.

Environmental Matters

     The Chinese government has set vehicle safety, exhaust and performance standards with which Shenyang Automotive and BMW Brilliance must comply. Brilliance China Automotive believes that Shenyang Automotive’s and BMW Brilliance’s minibuses and sedans currently meet the standards imposed by the government. Their respective facilities are subject to government pollution regulations enforced by the Shenyang municipal government. If operations are found to be in violation, the government will allow a period of time to remedy the problem. If it should fail to do so, the government can force a shut-down of Shenyang Automotive’s or BMW Brilliance’s operations until such time as the violator complies with the regulations. To date, neither Shenyang Automotive nor BMW Brilliance has been cited as violating a government pollution regulation.

     On January 1, 2000, the cities of Beijing and Tianjin, as well as Yunnan Province, put into effect emission standards that were significantly stricter than the then prevailing gasoline vehicle emission standards. Since then, these emission standards have been adopted nationwide. Shenyang Automotive’s electronic fuel injection minibus, introduced in 1999, passed the emission standards tests at the China National Automobile Testing Center in Tianjin in October 1999. This engine not only produces cleaner emissions, but also achieved up to an 8% increase in fuel economy and a 3% increase in horsepower. In 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this new engine in the mid-priced minibus, currently all of Shenyang Automotives minibuses meet European II emission standards. All Zhonghua and BMW sedans also meet these emission standards. In 2004, the Chinese government began to encourage its vehicle manufacturers to meet the European III standards. Most of the vehicles of Shenyang Automotive and BMW Brilliance are expected to meet the European III emission standards by the end of 2005 or early 2006.

Insurance

     Shenyang Automotive and BMW Brilliance currently hold insurance policies that Brilliance China Automotive believes are customary and standard for companies of comparable size in comparable industries in China. Shenyang Automotive does not carry product liability insurance, and Brilliance China Automotive believes it is customary and standard in the Chinese automobile industry for manufacturers not to carry product liability insurance. BMW Brilliance has elected to purchase product liability insurance, in order to conform with BMW’s worldwide standards.

Organizational Structure

     The following table lists information concerning the subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2004:

		Effective
		Interest held by
	Jurisdiction of	Brilliance China
Subsidiaries	Incorporation	Automotive
Shenyang Brilliance JinBei Automobile Co., Ltd.	China	51.0%
Ningbo Yuming Machinery Industrial Co., Ltd.	China	100.0%
Shenyang XingYuanDong Automobile Component Co., Ltd.	China	100.0%
Shenyang Jianhua Motors Engine Co., Ltd.	China	60.8%
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	China	100.0%
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	China	100.0%
Shenyang JinBei Automotive Industry Holdings Company Ltd.	China	98.0%
Shenyang XinJinbei Investment and Development Co., Ltd.	China	99.0%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	China	100.0%
Shenyang JinDong Development Co., Ltd.	China	75.5%
Shenyang ChenFa Automobile Component Co., Ltd.	China	100.0%
Shanghai Hidea Auto Design Co., Ltd.	China	63.3%

		Effective
		Interest held by
	Jurisdiction of	Brilliance China
Subsidiaries	Incorporation	Automotive
Shenyang Brilliance Power Train Machinery Co., Ltd.	China	75.0%
Shenyang YuanChen Automotive Component Co., Ltd.	China	100.0%
China Brilliance Automotive Components Group Limited	Bermuda	100.0%
Southern State Investment Limited	BVI	100.0%
Beston Asia Investment Limited	BVI	100.0%
Pure Shine Limited	BVI	100.0%
Key Choices Group Limited	BVI	100.0%
Brilliance China Automotive Finance Ltd.	BVI	100.0%

Jointly Controlled Entities
Mianyang Xinchen Engine Co., Ltd.	China	50.0%
Shenyang HuaBao Automotive Sales Service Co., Ltd.	China	49.0%
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	China	50.0%
Shanghai Kowin Automotive Component Co., Ltd.	China	25.5%
BMW Brilliance Automotive Ltd.	China	49.0%

Associated Companies
Chongqing FuHua Automotive Sales Service Co., Ltd.	China	29.4%
Chongqing Baosheng Automotive Sale and Service Co., Ltd.	China	29.4%
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	China	12.8%

Property, Production Facilities and Equipment

     The Shenyang municipal government granted to Shenyang Automotive the right to use three parcels of land situated in the northern, eastern and western sectors of Shenyang with a total area of approximately 890,000 square meters, approximately 50% of which is currently utilized by Shenyang Automotive and BMW Brilliance. These land use rights will expire in 2021.

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

     The eastern parcel covers 780,000 square meters, including Shenyang Automotive’s and BMW Brilliance’s production facilities. Shenyang Automotive’s minibus facility currently has a production capacity of 80,000 minibuses per year, using two shifts of workers. This facility is specially designed for the manufacture and assembly of deluxe minibuses and mid-priced minibuses and consists of four workshops. The stamping and assembly workshops currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. The painting workshop currently has an annual production capacity of 120,000, based on two shifts of workers.

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

     Certain workshops in these new sedan manufacturing facilities are currently shared with BMW Brilliance, including part of a welding workshop for the 3-Series sedan, all of the painting facilities, and part of the Zhonghua sedan assembly shop, which is currently used by BMW Brilliance to test BMW sedans.

     Shenyang Automotive transferred legal titles and ownership of certain buildings in its eastern parcel to BMW Brilliance for use in the production of BMW sedans. The agreement also states that BMW Brilliance will lease back a substantial portion of those buildings to Shenyang Automotive. BMW Brilliance also has the option to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of Brilliance China Automotive and the portion of consideration received from BMW Brilliance is treated as a financing and will be partially offset against the lease rental payable in future years.

     In December 2003, BMW Brilliance purchased certain machinery and equipment from Shenyang Automotive for use in the production of BMW sedans. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machinery and equipment at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. This machinery and equipment is maintained by BMW Brilliance for the manufacturing of its products, as well as to provide certain services to Shenyang Automotive upon the payment of a service fee, which is a predetermined fixed charge per unit based on the number of Zhonghua sedans produced by Shenyang Automotive using this machinery and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the rest of this annual report, including the consolidated financial statements and notes thereto contained elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

     Brilliance China Automotive is a holding company. Prior to 2002, Brilliance China Automotive’s operating segment consisted solely of the manufacture and sale of minibuses and automotive components through its subsidiaries and associated companies within China. No separate financial information and segment information was disclosed. In 2002 and 2003, Brilliance China Automotive began manufacturing and selling Zhonghua sedans and BMW sedans through Shenyang Automotive and BMW Brilliance, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, Brilliance China Automotive’s reportable operating segments consist of (1) the manufacture and sale of minibuses and automotive components, (2) the manufacture and sale of Zhonghua sedans and (3) the manufacture and sale of BMW sedans. The accounting policies of each operating segment are the same. Brilliance China Automotive evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Brilliance China Automotive’s activities are conducted predominantly in China. Accordingly, no geographical segmentation analysis is provided.

     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. As a result, Brilliance China Automotive’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintaining quality, ensuring a stable supply of certain key components and developing new businesses and products, Brilliance China Automotive acquired interests in various suppliers of components and established joint ventures in China since May 1998. As a result of these additional investments and joint ventures, Brilliance China Automotive’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.

     In May 1998, Brilliance China Automotive acquired indirect interests in two components suppliers: (1) a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and (2) a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. On October 19, 2004, Brilliance China Automotive, through a subsidiary, entered into an agreement to acquire the remaining 49% interest in Ningbo Yuming. Upon the approval of the acquisition by the government on 25 November 2004, Ningbo Yuming became a wholly owned subsidiary of Brilliance China Automotive.

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

     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW-designed and branded sedans in China. The registered capital and total investment cost of the joint venture was Euro 150 million and Euro 450 million, respectively. At that time, Brilliance China Automotive’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW from 40.5% to 44.6%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

     On December 29, 2003, Brilliance China Automotive entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and a supplier of automotive components for Brilliance China Automotive’s minibuses and sedans. Upon receipt of the necessary governmental approvals for this transaction, which is expected by the end of 2005, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from 51% to approximately 70.7%.

     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued an aggregate principal amount of US$200.0 million zero coupon convertible bonds due 2008. These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at 100% of their outstanding principal amount during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong Limited, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount. These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2004, none of the bonds had been converted into the ordinary shares of Brilliance China Automotive. The net proceeds of the convertible bond offering were advanced to Brilliance China Automotive and were then loaned to certain subsidiaries of Brilliance China Automotive for their operating use.

Production Volumes and Sales

     Brilliance China Automotive derives its revenues from the sale of minibuses, sedans and automotive components in China. Consolidated net sales of Brilliance China Automotive for the years ended December 31, 2004, 2003 and 2002 were Rmb 6,542.0 million (US$790.4 million), Rmb 10,109.6 million and Rmb 7,319.5 million, respectively. The principal factor behind the overall increase in sales in 2002 and 2003 was the launch of the Zhonghua sedans and the offering of more minibus models and features by Shenyang Automotive at competitive prices. However, due to the significant downturn of the domestic demand of automobiles in China since the second quarter of 2004, consolidated net sales for the year ended 2004 declined substantially compared to the same period in 2003.

     The mid-priced minibus has proven to be Brilliance China Automotive’s most popular and competitive product. Despite the general slowdown of automobile industry, Brilliance China was able to maintain its position as the market leader in the minibus market in 2004. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 14.7%, 58.1%, 20.2% and 7.0%, respectively, of Brilliance China Automotive’s total sales revenue in 2004. Brilliance China Automotive expects that the mid-priced minibuses, together with the Zhonghua sedans, will continue to represent a significant proportion of its total revenue.

Costs and Expenses

     The major elements of Shenyang Automotive’s production costs in recent years have been the purchase of automotive components, labor and depreciation and amortization. Shenyang Automotive has significantly lowered its per unit production costs by improving operating efficiency, increasing production volume and increasing the domestic component content ratios of its deluxe and mid-priced models. As a result, average per unit production costs (including depreciation and amortization) for the deluxe model have been steadily decreasing over the past several years. The domestic component ratio of the Zhonghua sedan also increased from 60% in August 2002 to its current level of over 80%.

     In 2004, per unit production costs for minibuses remained relatively stable. The per unit production costs for the Zhonghua sedans increased by approximately 19.1% mainly due to the increase in per unit fixed costs resulting from low sales volume in 2004. Due to the intensified price competition brought about by the significantly weakened market and the change in product mix, prices of minibuses and Zhonghua sedans decreased by an average of 7.8% and 7.7% respectively, compared to those in 2003. Gross margin decreased significantly from Rmb 2,382.4 million (US$287.7 million) in 2003 to Rmb 1,050.7 million (US$126.9 million) in 2004 as a result of intensified price competition resulting from overcapacity, continued rising prices of raw materials and weakened market sentiments.

     Imported components are generally more expensive than domestically produced components and were subject to import duties that have ranged as high as 120% since January 1992. However, as a result of China’s accession to the WTO in November 2001, import duties on automotive components decreased to between 14% and 31.4% effective January 1, 2002, and to between 5% and 25% effective January 1, 2003. Currently, the import duties are between 5.0% and 22.9%. In 2004, Shenyang Automotive paid an average tariff of 13.8% and 10.5% on its minibus (including Granse minibus) and sedan components, respectively. Shenyang Automotive intends to continue its efforts to increase the domestic component content of its products, while at the same time maintaining quality. However, Brilliance China Automotive expects that future improvements in domestic component content for its existing mid-priced and deluxe minibuses (other than the Granse model) will be at a rate slower than in prior years due to an already high domestic component content ratio, and the extent and rate of any corresponding price reductions are expected to be lower than in prior years. Brilliance China Automotive expects to increase the ratio of domestic components in the Granse minibus and the Zhonghua sedan. Brilliance China Automotive also expects BMW Brilliance to increase the domestic components ratio in its BMW sedans.

Results of Operations

	Year ended December 31,
	2004	2003	2002
	(Thousands of Rmb)
Sales to third parties	4,402,141	7,797,054	4,636,347
Sales to affiliated companies	2,139,857	2,312,503	2,683,108

Total sales	6,541,998	10,109,557	7,319,455
Cost of sales	(5,491,250)	(7,727,125)	(5,411,308)
Gross profit	1,050,748	2,382,432	1,908,147
Selling, general and administrative expenses	(1,510,442)	(1,410,067)	(1,067,154)
Interest expense	(182,458)	(167,111)	(171,286)
Interest income	58,800	52,672	43,617
Equity in earnings of associated companies and jointly controlled entities, net	126,261	109,471	138,145
Subsidy income	1,815	48,497	—
Other income, net	25,709	78,293	1,009
Impairment loss on intangible assets(1)	(50,000)	—	—
Impairment loss on goodwill(2)	(47,320)	—	—

(Loss) income before taxation and minority interests	(526,887)	1,094,187	852,478
(Provision) benefit for income taxes	63,110	(144,140)	(146,610)
Minority interests	464,991	(169,205)	(95,403)

Net income	1,214	780,842	610,465

(1)	In 2004, a provision for impairment of intangible assets of Rmb 50 million in respect of the design and development costs of the Zhonghua sedans was recognized .

(2)	In 2004, an impairment loss on goodwill of Rmb 47.3 million in relation to one of Brilliance China Automotive’s jointly controlled entities was recognized.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Total sales of Brilliance China Automotive in the year ended December 31, 2004 were Rmb 6,542.0 million (US$790.4 million), representing a 35.3% decrease from Rmb 10,109.6 million in 2003. The decrease in total sales from 2003 to 2004 was primarily due to the decrease in the sales volume of minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix, resulting from the significant slowdown in growth in the domestic demand for automobiles in China and the intensified price competition during 2004.

     Total sales of the minibuses and automotive components segment were Rmb 5,217.4 million (US$630.4 million) in the year ended December 31, 2004, representing a 22.9% decrease from Rmb 6,764.2 million in 2003. Sales of the Zhonghua sedans were more significantly affected by the weakened Chinese automobile industry in 2004, with total sales amounting to Rmb 1,324.6 million (US$160.0 million) in the year ended December 31, 2004, representing a 60.4% decrease from Rmb 3,345.3 million in 2003.

     Shenyang Automotive sold a total of 61,618 minibuses in 2004, representing a 17.4% decrease over the 74,618 minibuses sold in 2003. Of these vehicles sold, 54,992 were mid-priced minibuses, representing a 16.2% decrease over the 65,614 mid-priced minibuses sold in 2003. Unit sales of the deluxe minibuses decreased 26.4% from 9,004 units in 2003 to 6,626 units in 2004. Shenyang Automotive also sold 10,982 Zhonghua sedans in 2004, compared to 25,600 sedans sold in 2003. In addition to these sales, Brilliance China Automotive’s 49% indirectly owned BMW Brilliance also sold a total of 8,708 BMW sedans in 2004.

     Cost of sales decreased 28.9% from Rmb 7,727.1 million in 2003 to Rmb 5,491.3 million (US$663.5 million) in 2004. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2004. Cost of sales as a percentage of sales was 83.9% in 2004, compared to 76.4% in 2003. The overall gross profit margin of Brilliance China Automotive decreased from 23.6% in 2003 to 16.1% in 2004, as a result of lower gross profit margin in respect of minibuses and Zhonghua sedans. The decrease in gross margin of the minibuses was mainly due to the decrease in sales volume and the decrease in average selling prices resulting from the changes in product mix. The decrease in gross margin of the Zhonghua sedans and the loss-making position of this product segment was mainly due to the significant decrease in sales volume of these sedans compared to 2003 that prevented

Brilliance China Automotive from benefiting from economies of scale in production and caused the per unit costs of Zhonghua sedans to rise above the breakeven level.

     Selling, general and administrative expenses increased 7.1% from Rmb 1,410.1 million, representing 13.9% of sales in 2003, to Rmb 1,510.4 million (US$182.5 million), representing 23.1% of sales in 2004. The decrease in selling expenses primarily due to the decrease in warranty costs and sales volume of the Zhonghua sedans and the decrease in marketing staff costs, was offset by the increase in general and administrative expenses resulting from the increase in research and development expenses incurred with respect to the Granse minibus and the Zhonghua sedans, the increase in provision for inventories and provision for and write-off of bad and doubtful debts in 2004.

     Interest expense net of interest income increased by 8.1% from Rmb 114.4 million in 2003 to Rmb 123.7 million (US$14.9 million) in 2004 due to the increase in interest income from notes payable and the convertible bonds issued in November 2003.

     Net equity in earnings of associated companies and jointly controlled entities increased by 15.3% from Rmb 109.5 million in 2003 to Rmb 126.3 million (US$15.3 million) in 2004. The increase was mainly due to the contribution of profit from BMW Brilliance in 2004.

     Subsidy income decreased 96.3% from Rmb 48.5 million in 2003 to Rmb 1.8 million in 2004. The decrease was mainly due to a tax refund of Rmb 48.5 million in 2003 in relation to Brilliance China Automotive’s reinvestment of the dividends from certain subsidiaries as additional capital contribution. There was no such tax refund in 2004.

     Other income net of expenses decreased from Rmb 78.3 million in 2003 to Rmb 25.7 million (US$3.1 million) in 2004. The decrease was primarily due to the decrease in income from the sale of scrap metals in 2004 and a provision for impairment of the property, plant and equipment of Rmb 10 million in one of Brilliance China Automotive’s subsidiaries in 2004.

     In 2004, Brilliance China Automotive also recognized a provision for impairment of intangible assets of Rmb 50.0 million in respect of the design and development costs of the Zhonghua sedans and impairment loss on goodwill of Rmb 47.3 million in relation to one of Brilliance China Automotive’s jointly controlled entities.

     Brilliance China Automotive recorded a loss before taxation and minority interests of Rmb 526.9 million in 2004 as compared to an income before taxation and minority interests of Rmb 1,094.2 million in 2003. Brilliance China Automotive recorded net tax credit of Rmb 63.1 million in 2004 as compared to the tax expenses of Rmb 144.1 million in 2003, resulting from the decrease in the taxable income of Brilliance China Automotive and the effect of deferred taxation in 2004.

     As a result, net income decreased 99.8% to Rmb 1.2 million (US$0.14 million) in 2004 from Rmb 780.8 million in 2003. Basic earnings per ADS were Rmb 0.03 (US$0.0036) in 2004, representing a 99.9% decrease from Rmb 21.30 in 2003. Diluted earnings per ADS were Rmb 0.03 (US$0.0036) in 2004, representing a 99.9% decrease from Rmb 21.16 in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Total sales of Brilliance China Automotive in the year ended December 31, 2003 were Rmb 10,109.6 million, representing a 38.1% increase from Rmb 7,319.5 million in 2002. The increase in total sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and the Zhonghua sedans in 2003. As the Zhonghua sedans were not launched until August 2002, the total sales for 2003 are not directly comparable to those of 2002.

     Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.6% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were mid-priced minibuses, representing a 16.9% increase over the 56,121 mid-priced minibuses sold in 2002. Unit sales of the deluxe minibuses decreased 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive also sold 25,600 Zhonghua sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002. BMW Brilliance commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on knockdown kits supplied by the BMW Group and sold 4,359 sedans in the fourth quarter of 2003.

     Cost of sales increased 42.8% from Rmb 5,411.3 million in 2002 to Rmb 7,727.1 million in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the Zhonghua sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross profit margin for minibuses remained relatively stable compared to 2002, while the overall gross profit margin of Brilliance China Automotive decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the Zhonghua sedans.

     Selling, general and administrative expenses increased 32.1% from Rmb 1,067.2 million, representing 14.6% of sales in 2002, to Rmb 1,410.1 million, representing 13.9% of sales in 2003. The increase was primarily due to the increase in staff costs, selling and other expenses in relation to the full year production of the Zhonghua sedans and the increase in stock-based compensation expense of Rmb 162.9 million in 2003. As a result of call option agreements entered into in 2002, compensation expense associated with the call options is being recognized by Brilliance China Automotive on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options became fully vested. Accordingly, compensation expenses of approximately Rmb 173.2 million and Rmb 10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.

     Interest expense net of interest income decreased by 10.4% from Rmb 127.7 million in 2002 to Rmb 114.4 million in 2003 due to the increase in interest income from bank deposits. Net equity in earnings of associated companies and jointly controlled entities decreased by 20.7% from Rmb 138.1 million in 2002 to Rmb 109.5 million in 2003. The decrease was mainly due to the initial start-up loss of BMW Brilliance of Rmb 124.9 million in 2003. Excluding the net loss effects from BMW Brilliance, the net equity in earnings of associated companies and jointly controlled entities increased 69.7% from Rmb 138.1 million in 2002 to Rmb 234.4 million in 2003. The increase was due to the strong performance of Brilliance China Automotive’s associated companies and jointly controlled entities engaged in engine manufacturing in 2003.

     In 2003, Brilliance China Automotive was granted subsidies in form of “tax refunds on reinvestments” of Rmb 48.5 million in relation to Brilliance China Automotive’s reinvestment of dividends from certain subsidiaries as additional capital contributions in 2003.

     Other income net of expenses increased from Rmb 1.0 million in 2002 to Rmb 78.3 million in 2003. The increase was primarily due to the increase in sales of scrap metals, moulds, and machineries in 2003.

     Income before taxation and minority interests increased 28.4% to Rmb 1,094.2 million in 2003 from Rmb 852.5 million in 2002. Income taxes decreased 1.7% to Rmb 144.1 million in 2003 from Rmb 146.6 million in 2002.

     As a result, net income increased 27.9% to Rmb 780.8 million in 2003 from Rmb 610.5 million in 2002. Basic earnings per ADS were Rmb 21.30 in 2003, representing a 27.9% increase from Rmb 16.65 in 2002. Diluted earnings per ADS were Rmb 21.16 in 2003.

Contingent Liabilities and Outstanding Guarantees

     Brilliance China Automotive and its subsidiaries had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2004 and 2003 of approximately Rmb 6,118 million (US$739.2 million) and Rmb 1,492 million, respectively. These bank notes were used as a financing tool primarily by Shenyang Automotive for the purchase of components from affiliated companies and third parties and for other capital expenditures.

     As of December 31, 2004, Brilliance China Automotive and its subsidiaries had provided the following guarantees:

•	A corporate guarantee of approximately Rmb 296 million (US$35.8 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

•	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan with an outstanding amount of approximately Rmb 221 million (US$26.7 million) drawn by Shenyang Aerospace which will expire in 2008. The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

•	Corporate guarantees for bank loans drawn by an affiliated company of Brilliance Holdings Limited amounting to Rmb 300 million (US$36.2 million), which was also the maximum potential amount of future payments under the guarantee as of December 31, 2004. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by the affiliated company of Brilliance Holdings Limited is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004. The pledge of bank deposits and the corporate guarantees were both terminated on March 25, 2005.

•	Corporate guarantees of bank loans drawn by JinBei amounting to Rmb 100 million (US$12.1 million), which was also the maximum potential amount of future payments under the guarantee as of December 31, 2004. Bank deposits of Rmb 102 million were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

•	A guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for the establishment of BMW Brilliance. However, default by SJAI is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

     As of December 31, 2004, subsidiaries of Brilliance China Automotive had issued letters of credit amounting to Rmb 11 million (US$1.3 million), compared to Rmb 32 million in 2003. None of the issued letters of credit were secured by any pledged bank accounts.

     See also “Item 8 — Financial Information — Legal Proceedings” for a discussion of potential contingent liabilities relating to legal proceedings.

Liquidity and Capital Resources

     The following table set forth our outstanding contractual and commercial commitments as of December 31, 2004:

	Payments Due by Period
	(Amounts in thousands of Rmb)
		Less than	1-3	4-5	More than
	Total	1 year	years	years	5 years
Operating Leases (Relating to Offices and Property)	64,561	10,510	8,304	6,536	39,211
Unconditional Purchase Obligations	551,184	551,184	—	—	—

Total Contractual Cash Obligations	615,745	561,694	8,304	6,536	39,211

Cash Flows

     As of December 31, 2004, Brilliance China Automotive had Rmb 2,253.1 million (US$272.1 million) in cash, cash equivalents and short-term bank deposits and Rmb 2,777.2 million (US$335.4 million) in pledged short-term bank deposits, a decrease of Rmb 1,249.8 million and an increase of Rmb 512.6 million from its positions as of December 31, 2003. This decrease was mainly due to the decrease in cash generated from operating activities and financing activities in 2004.

     For the year ended December 31, 2004, Brilliance China Automotive recorded cash flow used in operating activities of Rmb 719.3 million (US$86.9 million), a significant decrease from the Rmb 753.4 million of cash flow provided by operating activities for the year ended December 31, 2003. The change in cash flows used in/provided by operating activities was primarily due to the inter-year changes in the following current assets and current liabilities:

•	a net decrease in accounts receivable, due from affiliated companies, notes receivable from third parties and affiliated companies of Rmb 111.3 million (US$13.4 million) for the year ended December 31, 2004 compared to a net increase of Rmb 476.9 million for the year ended December 31, 2003, as a result of the decrease in total sales of minibuses and Zhonghua sedans;

•	a decrease in inventory levels of Rmb 328.2 million (US$39.6 million) for the year ended December 31, 2004 compared to a decrease of Rmb 460.0 million for the year ended December 31, 2003 as a result of the decrease in sales volume of minibuses and sedans;

•	a net decrease of Rmb 553.2 million (US$66.8 million) in accounts payable, due to affiliated companies, and notes payable to affiliated companies for the year ended December 31, 2004 compared to a net increase of Rmb 54.4 million for the year ended December 31, 2003 as a result of the decrease in purchases of goods from components suppliers;

•	an increase in customer advances of Rmb 48.7 million (US$5.9 million) for the year ended December 31, 2004 compared to a decrease of Rmb 85.2 million for the year ended December 31, 2003;

•	a decrease in other payables of Rmb 122.0 million (US$14.7 million) for the year ended December 31, 2004 compared to an increase of Rmb 81.7 million (US$9.9 million) for the year ended December 31, 2003. The decrease was mainly due to the decrease in development costs in relation to construction-in-progress in 2004;

•	an increase in accrued expenses and other current liabilities of Rmb 85.4 million (US$10.3 million) for the year ended December 31, 2004 compared to a decrease of Rmb 69.5 million for the year ended December 31, 2003;

•	a decrease in taxes payable of Rmb 306.0 million (US$37.1 million) for the year ended December 31, 2004 compared to a decrease of Rmb 36.9 million for the year ended December 31, 2003 as a result of a significant decrease in income taxes and VAT payable; and

•	an increase of Rmb 12.4 million (US$1.5 million) in interest payable on convertible bonds due to the issue of convertible bonds in November 2003 by Brilliance China Automotive Finance Ltd.

     Cash used in investing activities decreased by 71.0% from Rmb 2,491.3 million for the year ended December 31, 2003 to Rmb 722.4 million (US$87.2 million) for the year ended December 31, 2004. This decrease was primarily attributable to the decrease in short-term bank deposits of Rmb 662.0 million (US$80.0 million), the smaller increase in pledged short-term bank deposits of Rmb 512.6 million (US$61.9 million), the decrease in advances to affiliated companies of Rmb 204.0 million (US$24.6 million), and the smaller increase in investments in associated companies and jointly controlled entities of Rmb 12.3 million (US$1.5 million). This decrease in cash used in investing activities was partially offset by the Rmb 15.1 million (US$1.8 million) of dividend received from an associated company and the Rmb 97.2 million (US$11.7 million) of advance to minority shareholder. In December 2002, Xing Yuan Dong disposed of its entire equity interest in China Zhengtong Investment Holdings Co., Ltd., or Zhengtong, to an affiliated company at its original purchase cost, or Rmb 480.0 million. Rmb 460.0 million of this amount was received by December 31, 2003, and the remainder was repaid in 2004.

     Net cash provided by financing activities decreased from Rmb 2,281.1 million for the year ended December 31, 2003 to Rmb 853.9 million (US$103.1 million) for the year ended December 31, 2004. This decrease in net cash provided by financing activities was primarily due to the decrease in advances from affiliated companies and the US$200 million in gross proceeds received from the issuance of convertible bonds in November 2003. For additional information on the convertible bonds, see above “– Overview” and “– Debt Changes” below.

Debt Changes

     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with an aggregate principal amount of US$200.0 million (equivalent to approximately Rmb 1,654.3 million). These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at 100% of their outstanding principal amount during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong Limited, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount. These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2004, none of the bonds had been converted into the ordinary shares of Brilliance China Automotive. The net proceeds of the convertible bond offering were advanced to Brilliance China Automotive and were then loaned to certain subsidiaries of Brilliance China Automotive.

     In 2004, Brilliance China Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2004, bank notes payable increased by 19.7% to Rmb 5,727.2 million (US$692.0 million), an increase of Rmb 943.2 million (US$113.9 million) from Rmb 4,784.0 million as of December 31, 2003. The bank notes payable were either secured by the pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. Brilliance China Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements. Furthermore, Brilliance China Automotive believes it maintains adequate reserves to manage unforeseen delays in obtaining new financing, and had cash and cash equivalents of Rmb 1,244.5 million (US$150.4 million) as of December 31, 2004.

Capital Expenditures

     Capital expenditures and operating expenses are funded internally in the form of loans by Brilliance China Automotive to Shenyang Automotive, as well as loans and notes payable borrowed by Shenyang Automotive from third parties. Brilliance China Automotive’s capital expenditures were Rmb 999.1 million (US$120.7 million) in 2004, an increase of Rmb 43.2 million from the 2003 figure. Major items of expenditure included the moulds, equipment and machinery for the production of new versions of minibuses and sedans and new 1.8-liter turbo engine in 2004. Brilliance China Automotive is currently investing or planning to invest in 2005 approximately Rmb 120 million (US$14.5 million) on the development of the new versions of the Granse deluxe minibus and related upgrade of facilities, Rmb 350 million (US$42.3 million) for the development of the new generations of the

Zhonghua sedans and related upgrade of facilities and Rmb 440 million (US$53.1 million) on the development and investment in its components and engines businesses and approximately Rmb 100 million (US$12.1 million) on other research and development projects. Of this total amount, approximately Rmb 551.2 million (US$66.6 million) had already been contractually committed as of December 31, 2004.

Foreign Currency Requirements

     Brilliance China Automotive together with its associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 4,000 million, US$50 million and Euro 300 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2005. This estimate is based upon the 2005 production plans of Brilliance China Automotive and its associated companies and jointly controlled entities and the level of domestic content expected for its minibuses and sedans in 2005. Brilliance China Automotive believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2005. In 2004, Brilliance China Automotive also started its trial sale of products overseas and generated foreign currency sales revenue of US$2.4 million. Under the laws of China, Brilliance China Automotive and its associated companies and jointly controlled entities in China are able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange, based on executed purchase contracts, joint venture agreements, feasibility studies and other documents evidencing the needs and proposed usage of such foreign exchange.

Research and Development, Patents and Licenses, etc.

     During 2002, 2003 and 2004, Brilliance China Automotive spent Rmb 304.9 million, Rmb 191.4 million and Rmb 479.9 million (US$58.0 million), respectively, on research and development activities. In 2002, these amounts were used for improvements to Shenyang Automotive’s minibuses and preparing for the commencement of the production of Zhonghua sedans, as well as for the development of a new engine model in cooperation with a German engine manufacturer and the development of a new safety system in cooperation with an airbag manufacturer. In 2003, these amounts were used for the development of improved versions of existing minibus models, the development of an improved version of the Zhonghua sedan and the development of new engines, airbag systems and other components. In 2004, these amounts were primarily used for the development of new models of minibus, the development of the “facelift” version of the Zhonghua sedan and the development of a new 1.8 liter turbo engine with the technical assistance of FEV Motorentechnik GmbH.

Trend information

     General trends that Brilliance China Automotive expects will have a significant impact on its results of operations in the near future include the following:

•	Increased Demand for Motor Vehicles. The rate of increase in China’s gross domestic product has been one of the highest in the world over the past decade, and this growth has fueled demand for automobiles. In fact, demand in the Chinese automobile industry has been growing over the past several years at a faster rate than the growth in China’s gross domestic product. This trend is expected to have a favorable impact on Brilliance China Automotive’s sales volume for both minibuses and sedans. However, due to the implementation of macro-economic policies and austerity measures, there was a significant slowdown in growth in domestic demand for automobiles since the second half of 2004. Therefore, while growth in demand for automobiles is expected to continue, it is likely to increase at a slower rate than in prior years.

•	Competition. As a result of China’s accession to the WTO, domestic production of automobiles (including minibuses and sedans) is expected to increase, particularly through Sino-foreign joint ventures that are being established for this purpose. Formation of new Sino-foreign joint ventures and further investments by foreign auto makers to increase the capacity of existing operations could result in overcapacity and increased domestic competition for Brilliance China Automotive and greater downward pressure on vehicle prices as competitors begin to employ a higher ratio of domestically produced components and as more competitors achieve economies of scale due to increased volume of production.

•	Price. Retail prices in the automotive market are expected to continue to fall as a result of the localization of production and sourcing of components as described immediately above as well as increased competition. A decrease in average selling prices may lower margins and cause industry-wide deterioration of profitability. This expected decline in vehicle prices will likely have an adverse effect on Brilliance China Automotive’s gross income and profits.

•	Growth, Consolidation and Development. On June 2, 2004, the NDRC issued a new automotive policy for China, which will likely result in consolidation in the industry and further the development and sophistication of the automobile industry in areas such as consumer financing and research and development. The new policy sets minimum levels of investment for new plants and research and development, imposes vehicle import tariffs instead of component tariffs on semi-knocked down imports and, under certain conditions, allows foreign investors to control more than 50% of a joint venture with Chinese partners and open more than two joint venture plants in China to produce the same categories of vehicles. The new policy acknowledges the success of China’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. In addition, the policy aims to centralize or reorganize certain automobile-related sectors, such as consumer loan services, to reduce overhead and administrative burdens on the industry and allow industry participants to focus on their core businesses. By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. However, the ultimate impact of the new policy on Brilliance China Automotive is still uncertain and subject to more detailed guidance and implementing regulations that are expected to be promulgated by the NDRC in the future.

•	Improvements in China’s Infrastructure. China continues to improve and expand its roadway system. By making automobile travel a more practical and accessible mode of transportation for motorists in China, such improvements in China’s infrastructure will likely add to demand for automobiles.

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

Warranties

     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (24-month or 50,000 kilometers for minibuses sold in 2003, and 18-month or 30,000 kilometers for minibuses sold in 2002) first-to-occur limited warranty. The Zhonghua sedans were sold with a 36-month or 60,000 kilometers (36-month or 60,000 kilometers for Zhonghua sedans sold in 2003, and 24-month or 40,000 kilometers for Zhonghua sedans sold in 2002) first-to-occur limited warranty. In addition to these basic limited warranties, in 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. In December 2004, the “Grandeur” sedans (“Zunchi” in Chinese) are sold with a 10-year or 200,000 kilometers first-to-occur limited warranty on key components. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. Actual warranty expense may be different from our estimates.

Inventories

     Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis with effect from July 1, 2004. The effect of this change in estimate is not significant to the consolidated financial statements. Brilliance China Automotive provides allowance for excess, slow moving and obsolete inventory and reduces the carrying value of its inventory to the lower of cost or market.

Impairment of long-lived assets

     Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

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

Recent Accounting Pronouncements

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that ARB No. 43 requires the recognition of abnormal amounts of idle facility expense, freight, handling costs, and spoilage as current-period charges and requires fixed production overheads to be allocated to inventory according to the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. However, earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 should be applied prospectively. Brilliance China Automotive considers that SFAS No. 151 will not have significant impact on its financial statements when it is adopted.

     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. This statement provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Public entities (other than those filing as small business issuers) will be required to apply this statement at the beginning of the fiscal year that begins after June 15, 2005. In March 2005, the SEC has published Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”) to give public entities guidance in applying the provisions of SFAS No. 123(R), and to users of financial statements in analyzing the information provided under SFAS No. 123(R). SAB 107 should be applied upon the adoption of FASB No. 123(R). Brilliance China Automotive considers that SFAS No. 123(R) and SAB 107 will not have significant impact on its financial statements when they are adopted.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005, and is required to be adopted by Brilliance China Automotive effective January 1, 2006. Brilliance China Automotive does not expect SFAS No. 153 to have a material impact on the consolidated results of operations or financial condition.

     In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. Until this interpretation, a company generally includes another entity in its consolidated financial statements only if it controls the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns. In December 2003, the FASB issued a revised FIN 46. The revised standard, FIN 46R, modifies or clarifies various provisions of FIN 46 and incorporates many FASB Staff Positions previously issued by the FASB. This standard replaces the original FIN 46 that was issued in January 2003. Enterprises with variable interests in variable interest entities created after January 31, 2003, are required to apply FIN 46 or FIN 46R immediately. Calendar-year foreign private issuers with variable interests in variable interest entities created before February 1, 2003 are required to adopt FIN 46R in preparing their annual financial statements in the financial period ending December 31, 2004. In connection with adopting FIN 46R, Brilliance China Automotive has identified a supplier that Brilliance China Automotive had provided a guarantee of approximately Rmb 300 million (US$36.2 million), which expired in the first quarter of 2005. The annual purchase from the supplier was approximately Rmb 92 million in 2004. Brilliance China Automotive has made exhaustive but unsuccessful effort to obtain information necessary to apply FIN 46R’s provisions as Brilliance China Automotive does not have the contractual or legal right to obtain such information. Brilliance China Automotive’s maximum exposure to loss as a result of its involvement with this supplier is approximately Rmb 300 million (US$36.2 million), representing the guarantee to the supplier in the event of their liquidation. Except the above inability to obtain the information from the supplier, the adoption of FIN 46R did not have a material impact on Brilliance China’s Automotive’s financial position or results of operations.

     In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation”, to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 must be adopted no later than the end of fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of FIN 47 is encouraged. The adoption of FIN 47 will not have a material impact on Brilliance China Automotive’s consolidated financial statements.

     In November 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-1 establishes additional disclosure requirements for each category of SFAS No. 115 and 124 investments in a loss position for annual periods ending after December 15, 2003. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments in reporting periods beginning after June 15, 2004 and the additional disclosures for equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method under APB Opinion 18 and related interpretation (“cost method investments”) for annual financial statements for fiscal years ending after June 15, 2004. Comparative information for the periods to initial application of this issue is not required. In September 2004, the EITF delayed the effective date to apply the measurement and recognition provisions relating to debt and equity securities until the FASB issues additional guidance. Brilliance China Automotive had adopted the disclosure provisions of EITF Issue No. 03-1 for the year ended 2004.

     In September 2004, the EITF reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. EITF Issue No. 04-8 requires contingently convertible debt instruments (commonly referred to as Co-Cos) to be included in diluted earnings per share, if dilutive, regardless of whether a market price contingency for the conversion of the debt into common shares or any other contingent factor has been met. Prior to this consensus, such instruments were excluded from the calculation until one or more of the contingencies were met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004, and does require restatement of prior period earnings per unit amounts. The adoption of EITF Issue No. 04-8 does not have a material impact on Brilliance China Automotive’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     At the annual general meeting on June 25, 2004, pursuant to the Bye-laws of Brilliance China Automotive, Mr. Yi Min Li, an independent non-executive director, retired by rotation, and as he did not offer himself for re-election, his retirement took effect from the close of the annual general meeting. Following the close of the annual general meeting, Mr. Chen Jianming was appointed as an independent non-executive director and served until September 17, 2004 when Mr. Song Jian was appointed in his place. On September 27, 2004, Mr. Jiang Bo was also appointed as an independent non-executive director.

     On December 9, 2004, Mr. Yang Mao Zeng resigned as an executive director, Mr. Su Qiang also resigned as President and Chief Executive Officer and Mr. Lin Xiaogang was appointed as the President, Chief Executive Officer and an executive director.

     On January 14, 2005, Mr. He Tao resigned as an executive director, Chief Financial Officer and Vice President of Brilliance China Automotive and Mr. Zha Jianping was appointed as the Chief Financial Officer. On May 10, 2005 Mr. Su resigned as an executive director of Brilliance China Automotive and Mr. Hong Xing tendered his resignation as an executive director, Vice Chairman, Executive Vice President, Company Secretary and authorized representative of Brilliance China Automotive, effective June 20, 2005. Effective June 20, 2005, Mr. Lei Xiaoyang, a non-executive director, was redesignated as an executive director and appointed as authorized representative. Ms. Lam Yee Wah Eva was appointed as the Company Secretary effective June 20, 2005. As a result of the resignation of Mr. Su and Mr. Hong before the annual general meeting on June 24, 2005, Mr. Lei Xiaoyang is subject to retirement as a director by rotation under the Bye-laws of Brilliance China Automotive.

     The directors and senior executive officers of Brilliance China Automotive as of the date of this annual report are identified below.

			Year First
			Elected or Appointed
Name	Age	Position	Director or Officer
Executive Directors
Wu Xiao An	43	Chairman of the Board and Executive Vice President	1994
Lin Xiaogang	45	President, Chief Executive Officer	2004
Lei Xiaoyang	48	Director	2003

Non-Executive Director
Wu Yong Cun	42	Director	2003

Independent Non-Executive Directors
Xu Bingjin	65	Director	2003
Song Jian	48	Director	2004
Jiang Bo	45	Director	2004

Others
Zha Jianping	34	Chief Financial Officer	2005
Zhang Ruiping	34	Qualified Accountant	2004

Executive Directors

     Mr. WU Xiao An, age 43, has been Chairman of the Board of Brilliance China Automotive since June 2002, and a director since 1994. He is responsible for the overall management and strategy of Brilliance China Automotive. He was the Vice Chairman and the Chief Financial Officer of Brilliance China Automotive from 1993 to June 2002. He is also a director of Shenyang Automotive. Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master of Business Administration degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

     Mr. LIN Xiaogang, age 45, has been the President, Chief Executive Officer and an executive director of Brilliance China Automotive since December 2004. He is also the Chairman of Shenyang Automotive. He is currently the Vice Chairman and President of Huachen Automotive Group Holdings Company Limited. Mr. Lin was appointed as the Vice President of Shenyang Aircraft Industry (Group) Corporation Ltd. in 1997. Mr. Lin has become the Director of National Defense Science & Technology Office of Liaoning Provincial Government in 2002. Mr. Lin received a Bachelor of Engineering degree from Beijing University of Aeronautics & Astronautics and a Master of Business Administration degree from Tianjin University.

     Mr. LEI Xiaoyang, age 48, has been an executive director of Brilliance China Automotive since June 2005. Mr. Lei was a non-executive director of Brilliance China Automotive from June 2003 to June 2005. Mr. Lei has served as the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department. Mr. Lei holds a Bachelor of Engineering degree from the Shenyang Polytechnic University and a Master of Science degree from Liaoning University as well as a Master of Business Administration degree from Roosevelt University.

Non-Executive Director

     Mr. WU Yong Cun, age 42, has been a non-executive director of Brilliance China Automotive since June 2003. He is responsible for business planning and development and production management for Huachen. Mr. Wu has also served as the General Manager of Liaoning Provincial Water Sources Utility Company, the Assistant Director of Liaoning Provincial Development & Planning Commission and the Vice Chairman of Liaoning Provincial Science and Technology Association between June 1988 and September 2002. Mr. Wu holds a Bachelor of Engineering degree and a Master of Engineering degree from Dalian Science and Technology University as well as a Master of Business Administration degree from California State University, Fullertan School. Mr. Wu also holds the title of Senior Engineer.

Independent Non-Executive Directors

     Mr. XU Bingjin, age 65, has been an independent non-executive director of Brilliance China Automotive since June 2003. Since June 27, 2003, he has also served as a member of the Audit Committee of Brilliance China Automotive. Mr. Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation and since September 2004 has been the independent non-executive director of Qingling Motors Co. Ltd., a company listed on The Stock Exchange of Hong Kong Limited. He was formerly an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.

     Mr. SONG Jian, age 48, has been an independent non-executive director of the Company since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department in Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. Mr. Song is currently a professor of automotive dynamics and control engineering at Tsinghua University. Mr. Song graduated from the Department of Automotive Engineering of Tsinghua University with a bachelor’s degree in Engineering Science and was awarded a doctorate degree in Engineering Science from Tsinghua University.

     Mr. JIANG Bo, age 45, has been an independent non-executive director of the Company since September 2004. Mr. Jiang is an accountant, a certified public accountant and a certified public valuer in the People’s Republic of China. Mr. Jiang has a Bachelor of Science degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University. Since 1999, Mr. Jiang has been the general manager of Liaoning Reanda Certified Public Accountants, a firm of certified public accountants in the PRC. From December 1993 to August 1999, Mr. Jiang was a director of Dandong Zhongpeng Accounting Firm. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise.

Others

     Mr. ZHA Jianping, age 34, has been the Chief Financial Officer of Brilliance China Automotive since January 2005. Mr. Zha is also the Chief Financial Officer of JinBei and the General Manager of Xing Yuan Dong as well as the Vice President in charge of finance of Shenyang Automotive. Mr. Zha is a qualified accountant in the PRC. He was awarded a bachelor degree in Economics from the University of Finance and Economics in Shanghai in 1993. Mr. Zha has more than ten years of financial management experience with extensive experience in corporate finance and strategic planning. He was in charge of the acquisition and corporate restructuring of Shenyang JinBei Automotive Co., Ltd., an A-share listed company in the PRC. He formerly served as the Chief Financial Officer of Xing Yuan Dong and Shenyang Automotive. Prior to joining the group of companies of Brilliance China Automotive, Mr. Zha worked and handled finance-related matters in a conglomerate with operation in the PRC, Macau and overseas for seven years.

     Madam ZHANG Ruiping, age 34, has been the qualified accountant of Brilliance China Automotive since November 2004. Madam Zhang is the head of the financial department of Brilliance China Automotive and its subsidiaries. She graduated from Shanghai University of Finance and Economics. She is a qualified PRC accountant and also a PRC certified pubic accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants. She worked at the financial department of China Merchants Group, Hong Kong from 1996 to 1999 and was the manager of the finance department of Shanghai Shenhua Holdings Co., Ltd from 1999 to 2003.

     There is no family relationship between any director or executive officer of Brilliance China Automotive and any other director or executive officer.

Compensation

     The aggregate amount of compensation, consisting of salary, allowances and benefits in kind, paid by Brilliance China Automotive to its directors and executive officers during 2004 was approximately Rmb 16.7 million (US$2.0 million).

Board Practices

     The board of directors of Brilliance China Automotive currently consists of seven members, one-third of whom are required to retire from office by rotation at each annual general meeting in accordance with the terms of its Bye-laws. Those directors that retire from office, however, may be immediately re-elected as directors by the shareholders.

Service Agreements

     On August 21, 2000, Brilliance China Automotive entered into a service agreement with Mr. Wu Xiao An. This service agreement has a term of five years beginning October 1, 2000 and does not provide for any benefits or compensation upon termination of employment other than statutory compensation.

Audit Committee

     Brilliance China Automotive has established an audit committee whose primary duties consist of reviewing and supervising the financial reporting process of Brilliance China Automotive. The audit committee currently consists of three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, and Mr. Xu is the chairman of the committee.

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

     The duties of the audit committee are to:

•	be primarily responsible for the appointment, re-appointment and removal of the external auditor, the remuneration and terms of the engagement of the external auditor, and the resignation or dismissal of the external auditor;

•	review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, and to oversee the work of external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting). The Committee should establish with the external auditor the nature and scope of the audit and reporting obligations before the audit commences;

•	develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, “external auditor” shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The Committee should identify to the Board any matters in respect of which it considers that action or improvement is needed and make recommendations as to the steps to be taken;

•	monitor the integrity of financial statements of the Company and the Company’s annual reports and accounts, interim reports and, if prepared for publication, quarterly reports, and to review significant financial reporting judgements contained in them. In this regard, in reviewing the Company’s reports and accounts before submission to the Board, the Committee should focus particularly on:

•	changes in accounting policies and practices;

•	accounting policies which require difficult, subjective or complex judgments (also known as critical accounting policies);

•	significant adjustments resulting from audits;

•	going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with listing rules of stock exchange(s) and other applicable legal and regulatory requirements and guidance in relation to financial reporting;

•	In regard to the review of financial information:

•	members of the Committee must liaise with the Board, senior management and the person appointed as the Company’s qualified accountant;

•	the Committee must meet at least once a year with the external auditor; and

•	the Committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by the Company’s qualified accountant, compliance officer (if any) or auditor;

•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review the Company’s financial controls, internal control and risk management systems;

•	discuss with the management the system of internal control and ensure that management has discharged its duty to establish and maintain an effective internal control system;

•	discuss policies with respect to risk assessment and risk management;

•	consider the findings of investigations of internal control matters as delegated by the Board, or on the Committee’s own initiative, and review management’s response;

•	where an internal audit function exists, to ensure co-ordination between the internal and external auditors, to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function;

•	where an internal audit function exists, to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

•	review the group’s financial and accounting policies and practices;

•	review the external auditor’s management letter, any material queries raised by the external auditor to management in respect of the accounting records, financial accounts or systems of control, and management’s response;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	ensure that the Board provides a timely response to the issues raised in the external auditor’s management letter;

•	report to the Board on the matters set out in the code provision of Rule C.3 of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

•	give pre-approval of other services and fees of the external auditor;

•	set clear hiring policies for employees or former employees of the external auditors;

•	report regularly to the Board of the result of their review of the financial reporting system and internal control procedures and recommendations (if any) thereon; and

•	consider other topics, as determined from time to time by the Board.

     The audit committee met in April 2002, 2003 and 2004, September 2002, 2003 and 2004 and December 2004.

Remuneration Committee

     Brilliance China Automotive has established a remuneration committee. The remuneration committee shall consist of not less than three members, a majority of whom should be independent non-executive directors. The remuneration committee currently consists of three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, and two executive directors, Mr. Wu Xiao An and Mr. Lin Xiaogang. Mr. Xu Bingjin is the chairman of the committee.

Meetings

     Meetings of the remuneration committee shall be held at least once a year at the request of any member of the board. A quorum for a meeting of the remuneration committee shall be two members. Brilliance China Automotive’s secretary shall serve as the secretary of the remuneration committee and shall circulate to all members of the board the minutes from any remuneration committee meeting.

Authority and Duties

     The remuneration committee is authorized by the board to carry out any activity within its scope of duty. It may request from the management information relating to the compensation and remuneration packages of employees as appropriate to enable members of the committee to perform their duties set out herein. The remuneration committee may consult the chairman and/or chief executive officer of Brilliance China Automotive regarding any proposed remuneration or compensation in respect of any executive director of Brilliance China Automotive, as appropriate. The remuneration committee is also authorized by the board to obtain outside legal or other independent professional advice and to secure the attendance of other persons with relevant experience and expertise, at the expense of Brilliance China Automotive.

     The duties of the remuneration committee are to:

•	make recommendations to the board on the policy and structure for all remuneration of the directors and senior management of Brilliance China Automotive and its subsidiaries and on the establishment of a formal and transparent procedure for developing the policy of Brilliance China Automotive and its subsidiaries on such remuneration;

•	determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the board on the remuneration of non-executive directors;

•	review and approve performance-based remuneration in accordance with corporate goals and objectives resolved by the board from time to time;

•	review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment in order to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for Brilliance China Automotive and its subsidiaries;

•	review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate;

•	ensure that no director or any of his associates is involved, directly or indirectly, in deciding such director’s remuneration; and

•	in respect of any service agreement to be entered into between Brilliance China Automotive/its subsidiaries and its respective director or proposed director, the prior approval of which by the shareholders of Brilliance China Automotive in general meeting is required pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), to review and provide recommendations to the shareholders of Brilliance China Automotive (other than the shareholders who are directors with a material interest in the relevant service agreements and their respective associates (as defined in the Listing Rules)) as to whether the terms of the service agreements are fair and reasonable and whether such service agreements are in the interests of Brilliance China Automotive and the shareholders as a whole, and to advise shareholders on how to vote.

Summary Corporate Governance Differences

     There are significant differences between Brilliance China Automotive’s corporate governance practices and those of domestic companies listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the New York Stock Exchange Listing Manual, these differences are set forth in the table below:

NYSE	Brilliance China Automotive
Listed companies must have a majority of independent directors. Companies must identify which directors are independent and disclose the basis for that determination.	Brilliance China Automotive is not required to have a majority of independent directors. Under the rules of The Hong Kong Stock Exchange, Brilliance China Automotive is required to have at least three independent non-executive directors. Brilliance China Automotive identifies the status of each director based on standards set forth by The Hong Kong Stock Exchange Limited. Under those standards, the board of directors need not affirmatively determine that a director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company) for that director to be deemed independent. It is for the independent non-executive directors to make the relevant declaration.

Non-management directors must meet at executive sessions without management.	Non-management directors are not required to meet at executive sessions without management.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Brilliance China Automotive is not required to have a nominating/corporate governance committee composed entirely of independent directors and does not have such a committee.

Listed companies must have a compensation committee composed entirely of independent directors.	Brilliance China Automotive has established a remuneration committee. The remuneration committee must consist of not less than three members, a majority of whom must be independent non-executive directors.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Brilliance China Automotive is not required to a code of business conduct and ethics for directors, officers and employees and is not required to promptly disclose any waivers of any such code for directors or executive officers. Brilliance China Automotive has adopted a Code for Securities Transactions by Employees that, among other things, sets forth a policy for compliance with securities laws, primarily insider trading, and has also adopted an Employee Handbook that, among other things, contains procedures for compliance with securities laws, a policy on confidential information and a code of conduct.

Employees

     As of December 31, 2004, Brilliance China Automotive had 9 employees located in Hong Kong, compared with 9 as of both December 31, 2003 and December 31, 2002. These employees are primarily responsible for overseeing the financial management and operations and for developing strategic business plans, preparing financial statements and coordinating investor relations for Brilliance China Automotive.

     As of December 31, 2004, Brilliance China Automotive and its subsidiaries had a total of 9,112 employees, compared with 9,000 as of December 31, 2003 and 9,200 as of December 31, 2002. As of December 31, 2004, Shenyang Automotive had a total of 6,731 employees, compared with 6,704 as of December 31, 2003 and 6,639 as of December 31, 2002.

     The following chart sets forth the number of employees of Brilliance China Automotive and its subsidiaries by functional area as of December 31, 2004:

Functional Area	Number of Employees
Administrative personnel	1,478
Technical personnel	1,314
Production workers	6,320

Total	9,112

     Substantially all of Brilliance China Automotive and its subsidiaries’ employees are based in Shenyang, Liaoning Province, China.

     Brilliance China Automotive and its subsidiaries have not experienced any strikes or other labor disputes that materially affected their business activities. Brilliance China Automotive considers its labor relations to be good.

Share Ownership

     As of the date of this annual report, no directors or executive officers own any shares in Brilliance China Automotive.

Employee Share Option Schemes

The 1999 Share Option Scheme

     Upon the listing of Brilliance China Automotive’s shares on The Stock Exchange of Hong Kong Limited in September 1999, Brilliance China Automotive adopted the 1999 Share Option Scheme. Under the 1999 Share Option Scheme, the board of directors of Brilliance China Automotive has the right to grant options to employees of Brilliance China Automotive and its subsidiaries to subscribe for Brilliance China Automotive’s shares at a price which shall be higher of: (1) a price being not less than 80% of the average closing price of the shares on the relevant securities exchange for the five trading days immediately preceding the relevant offer date in respect of such options; or (2) the nominal value of the shares. If an employee decides to accept the offer of an option he or she must pay HK$1.00 when the option is granted. The maximum number of shares in respect of which options may be granted (including shares in respect of which options, whether exercised or still outstanding, have already been granted) under the 1999 Share Option Scheme is the number that represents 10% of the issued ordinary share capital of Brilliance China Automotive, excluding shares issued on exercise of options previously granted. The period during which an option may be exercised will be determined by the directors, except that no option may be exercised more than ten years from the date of grant of the option.

     On June 2, 2001, share options were granted to certain directors and employees of Brilliance China Automotive, entitling them to subscribe for a total of 31,800,000 shares of Brilliance China Automotive’s ordinary shares at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately Rmb 15.5 million and was charged to income during the year ended December 31, 2001. On October 13, 2003, 2,338,000 share options granted to an employee of Brilliance China Automotive were exercised at an exercise price of HK$1.896 per share in accordance with the terms of the 1999 Share Option Scheme. Accordingly, the common stock and additional paid-in capital were increased by Rmb 0.2 million and Rmb 4.5 million, respectively. No options were exercised under this stock option plan in 2004.

New Share Option Scheme

     On June 28, 2002, Brilliance China Automotive adopted a new share option scheme, or the New Scheme in compliance with the amendments to the listing rules and regulations of The Stock Exchange of Hong Kong Limited that became effective on September 1, 2001. The New Scheme became effective on July 15, 2002 and the 1999 Share Option Scheme was terminated. Pursuant to the 1999 Share Option Scheme, all the share options granted prior to its termination shall continue to be valid and exercisable in accordance with its terms. Share options granted after July 15, 2002 are subject to the terms of the New Scheme. Pursuant to the New Scheme, Brilliance China Automotive’s Board of Directors may grant options to the participants (including Brilliance China Automotive’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for Brilliance China Automotive’s common stock at a price that shall not be lower than the higher of:

(a)	the closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;

(b)	the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; or

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

     As of December 31, 2004, no share option had been granted under the New Scheme.

Call Option Agreements

     On December 18, 2002, Huachen entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder, providing for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 shares of common stock, representing approximately 39.45% of the then issued share capital of Brilliance China Automotive and the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive. Completion of the principal agreement took place at signing on December 18, 2002. In connection with the signing of the principal agreement and after completion of the sale and purchase of the ordinary shares pursuant thereto, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao entered into a call option agreement with Huachen. Pursuant to the terms of the call option agreements, Huachen granted to each of them a call option in respect of a specified number of ordinary shares, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of Brilliance China Automotive, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of three years commencing August 6, 2003. As of December 31, 2004, none of these call options had been exercised.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information regarding ownership of Brilliance China Automotive’s capital stock as of December 31, 2004 by all persons who are known to Brilliance China Automotive to own beneficially more than 5% of Brilliance China Automotive’s shares or ADSs. The voting rights of Brilliance China Automotive’s major shareholders are identical to those of its other shareholders.

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

Related Party Transactions

     JinBei holds a 49% equity interest in Shenyang Automotive. Shenyang Automotive began operating as a separate legal entity from JinBei in January 1992. Shenyang Automotive and JinBei are parties to a trademark license agreement under which JinBei has granted to Shenyang Automotive the license to use indefinitely the JinBei trademark on its products and marketing materials. On December 29, 2003, Brilliance China Automotive, through Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, and Shenyang Xinjinbei Investment and Development Co., Ltd., or SXID, its 98.0% and 99.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang Xinjinbei Investment Co., Ltd, or SXI, which own 29.9% and 11%, respectively, of the issued share capital of JinBei. Upon receipt of the necessary governmental approvals for this transaction, Brilliance China Automotive will be effectively interested in approximately 40.1% of the issued share capital of JinBei, thereby increasing its effective interest in Shenyang Automotive from its initial 51.0% to approximately 70.7%. This acquisition is expected to be completed by the end of 2005.

     In 2004, Brilliance China Automotive purchased Rmb 2,006.7 million of its component parts from various affiliated companies and paid Rmb 178.7 million subcontracting charge to a jointly controlled entity. These figures represented a decrease of 31.2% from Rmb 2,916.9 million and an increase of 927% from Rmb 17.4 million, respectively, from 2003 to 2004. Brilliance China Automotive believes that its purchases of such parts have been on terms as favorable to Brilliance China Automotive as it could have obtained from unrelated third parties on an arm’s-length basis.

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

     Significant transactions between Brilliance China Automotive or its subsidiaries and affiliated companies in the ordinary course of business during 2002, 2003 and 2004 are set forth below:

	2004	2003	2002
	(Rmb ‘000)
Sales to JinBei and its affiliated companies	38,127	150,637	56,438
Purchases from JinBei and its affiliated companies	764,311	986,828	712,061
Sales to Shanghai Shenhua and its affiliated companies	1,895,881	1,984,715	1,664,156
Purchases from Shanghai Shenhua and its affiliated companies	214,467	222,940	375,402
Sales to Shanghai Yuantong Automobile Sales and Service Company Limited, or Shanghai Yuantong	—	—	710,100
Sales to other affiliated companies of Brilliance Holdings Limited	—	504	150,390
Purchases from a joint venture partner of Shenyang Aerospace	39,019	—	—
Subcontracting charges to BMW Brilliance	178,685	17,438	—
Purchases from other affiliated companies of Brilliance Holdings Limited	89,690	93,498	99,514
Purchases from associated companies and jointly controlled entities	898,914	1,597,289	1,014,057
Sales to affiliated companies of the joint venture partner of Ningbo Yuming	—	5,135	—
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	342	16,338	14,580
Sales to associated companies and jointly controlled entities	205,849	171,512	102,024
Research and development expenses to third parties under contracts assumed from an affiliated company of Brilliance Holdings Limited at original costs	—	—	116,000
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost	—	—	18,305
Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	10,000	—	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	6,940	—	—
Finance charge to a jointly controlled entity	17,850	—	—
Operating lease rental on machineries and equipment charged by a jointly controlled entity	12,840	12,000	—
Operating lease rental from a jointly controlled entity	15,364	—	—
Sales of property, plant and equipment to JinBei and its affiliated companies	4,407	—	—
Sales of property, plant and equipment to a jointly controlled entity	1,105	—	—
Purchase of machinery from JinBei and its affiliated companies	58,089	—	—
Management expenses reimbursed to and consulting fees paid to Brilliance Holdings Limited	—	—	5,182

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

     In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately Rmb 225.2 million to BMW Brilliance in consideration of approximately Rmb 248.7 million and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2004 and 2003 the net book value of the buildings amounting to approximately Rmb 150.8 million and Rmb 225.2 million respectively were retained as assets on the consolidated balance sheet of Brilliance China Automotive and the portion of consideration received from BMW Brilliance up to December 31, 2004 and 2003 amounting to approximately Rmb 74.6 million was treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately Rmb 99.8 million will be received from BMW Brilliance and will be accounted for as additional financing.

     In December 2003, BMW Brilliance purchased for Rmb 384.3 million (US$46.4 million) certain machinery and equipment from Shenyang Automotive with an aggregate net book value of Rmb 358.6 million (US$43.3 million) for use in the production of BMW sedans. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machinery and equipment at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. This machinery and equipment is maintained by BMW Brilliance for the manufacturing of its products and is also used by Shenyang Automotive for a service fee based on the number of Zhonghua sedans produced by Shenyang Automotive using this machinery and equipment. As of December 31, 2004 and 2003, service fees of approximately Rmb 178.7 (US$21.6) and Rmb 17.4 million had accrued, respectively.

     The operating subsidiaries of Brilliance China Automotive have provided the following outstanding guarantees to affiliated companies as of December 31, 2004:

•	a corporate guarantee of approximately Rmb 296 million (US$35.8 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004;

•	a joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately Rmb 221 million (US$26.7 million) drawn by Shenyang Aerospace that expires in 2008. However, default by Shanghai Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004;

•	corporate guarantees for bank loans amounting to Rmb 300 million (US$36.2 million) drawn by an affiliated company of Brilliance Holdings Limited. The same amount of bank deposits was pledged as a collateral for the corporate guarantee. However, this guarantee and the related pledge of bank deposits were both released on March 25, 2005;

•	corporate guarantees for bank loans amounting to Rmb 100 million (US$12.1 million) drawn by JinBei. Bank deposits of Rmb 102 million were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004; and

•	a guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of BMW Brilliance.

     Set forth below is information on amounts due from affiliated companies to Brilliance China Automotive and its subsidiaries arising from trading activities as of December 31, 2004, 2003 and 2002:

	2004	2003	2002
	(Rmb ‘000)
Notes receivable from affiliated companies
Notes receivable from affiliated companies of JinBei	22,500	4,505	6,613
Notes receivable from Shanghai Shenhua	601,348	487,770	156,240
Notes receivable from Shanghai Yuantong	—	—	3,325
Notes receivable from other affiliated companies of Brilliance Holdings Limited	—	—	20,807
Notes receivable from associated companies and jointly controlled entities	21,295	31,900	26,000
Notes receivable from an affiliated company of the joint venture partner of Ningbo Yuming	—	3,000	—

Total(1)	645,143	527,175	212,985

Amounts due from affiliated companies
Due from affiliated companies of Brilliance Holdings Limited	—	—	41,675
Due from Shanghai Shenhua and its affiliated companies	386,710	54,967	63,608
Due from Shanghai Yuantong(2)	—	355,835	655,835
Due from affiliated companies of the joint venture partner of Ningbo Yuming	—	4,408	280
Due from affiliated companies of JinBei	58,312	53,242	11,015
Due from associated companies and jointly controlled entities	75,224	46,453	11,376
Due from a joint venture partner of Shenyang Aerospace	882	—	—
Receivable arising from the disposal of machineries and equipment to BMW Brilliance(3)	269,003	269,003	—
Provision for doubtful debts	(24,720)	(9,720)	(9,723)

Total	765,411	774,188	774,066

(1)	The notes receivable from affiliated companies are guaranteed by banks in China and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(2)	The amounts due from Shanghai Yuantong as of December 31, 2002 and 2003 were non-interest bearing. Subsequent to December 31, 2003, Rmb 350 million of endorsed bank notes were received from Shanghai Yuantong.

(3)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled.

     As of December 31, 2004 and December 31, 2003, Brilliance China Automotive had advanced approximately Rmb 3,580.1 million (US$432.6 million) and Rmb 3,528.1 million (US$426.1 million), respectively, to its subsidiaries, of which approximately Rmb 2,258.9 million (US$272.9 million) and Rmb 2,288.9 million (US$276.5 million), bear interest at 5.0% to 5.841%, per annum and 5.0% to 5.8% per annum, respectively. There is no interest payable with respect to the remaining balance.

     Set forth below is information on advances from Brilliance China Automotive and its subsidiaries to affiliated companies as of December 31, 2004, 2003 and 2002:

	2004	2003		2002
	(Rmb ‘000)
Advances to affiliated companies
Advances to JinBei and its affiliated companies	16,786	69,748		6,613
Advances to associated companies and jointly controlled entities	22,528	—		—
Advances to Brilliance Holdings Limited and its affiliated companies	—	172,955	(1)	907,191
Advances to Zhuhai Brilliance Holdings Company Limited (non-interest bearing)	—	—	(2)	360,000
Advances to other affiliated companies (non-interest bearing)	138	779	(3)	30,892
Provision for doubtful debts	(1,975)	—		—

Total	37,477	243,482		1,304,696

(1)	Approximately Rmb 810.0 million of the advances to Brilliance Holdings Limited and its affiliated companies were settled subsequent to year end 2002.

(2)	The balance of Rmb 360.0 million was settled subsequent to year end 2002.

(3)	Rmb 30.0 million of the advances to other affiliated companies was settled subsequent to year end 2002.

     Set forth below is information on advances from affiliated companies to Brilliance China Automotive and its subsidiaries as of December 31, 2004, 2003 and 2002.

	2004	2003	2002
	(Rmb ‘000)
Advances from affiliated companies
Advances from a joint venture partner of Shenyang Aerospace	—	—	139,529
Advances from affiliated companies of Brilliance Holdings Limited	14,319	15,294	13,951
Advances from an associated company	—	—	1,264
Advances from an affiliated company of Shanghai Shenhua	230	—	1,586
Advances from affiliated companies of JinBei	945	516	2,092
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	—	1,845	3,998
Advances from other affiliated companies	382	382	—
Financing received from BMW Brilliance	74,605	74,605	—

Total	90,481	92,642	162,420

     Aside from the financing received from BMW Brilliance, the other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

     Amounts due to affiliated companies arising from trading activities consisted of the following:

	2004	2003	2002
	(Rmb ‘000)
Notes payable to affiliated companies
Notes payable to affiliated companies of JinBei	24,229	27,272	—
Notes payable to associated companies and jointly controlled entities	91,892	8,059	—
Notes payable to other affiliated companies	925	100	—
Notes payable to Shanghai Shenhua	4,116	—	—

Total	121,162	35,431	—

Amounts due to affiliated companies
Due to JinBei and its affiliated companies	195,166	216,559	196,186

	2004	2003	2002
	(Rmb ‘000)
Due to other affiliated companies of Brilliance Holdings Limited	8,705	2,478	21,839
Due to Shanghai Shenhua and its affiliated companies	40,570	84,417	101,029
Due to affiliated companies of the joint venture partner of Ningbo Yuming	—	1,037	10,225
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	—	4,967	1,567
Due to associated companies and jointly controlled entities	276,951	375,396	398,523
Due to other affiliated companies	1,330	—	—

Total	522,722	684,854	729,369

     The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

     As of December 31, 2004, included in prepayments and other current assets were approximately Rmb 9.5 million (US$1.1 million) (compared to Rmb 26.0 million in 2003) of prepayment for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited.

     As of December 31, 2003, included in other receivables was Rmb 20 million of outstanding proceeds from the disposal of an associated company to an affiliated company.

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

     Upon application by Brilliance China Automotive, the court order was discharged by a judgment of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, Brilliance China Automotive took out a summons at the Supreme Court of Bermuda to have this writ and statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On a judgment dated December 31, 2003, the Supreme Court of Bermuda struck out the writ in respect of legal proceedings brought by Broadsino against Brilliance China Automotive. On March 4, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused. On June 18, 2004, Broadsino made an ex parte application for leave to appeal to the Court of Appeal of the Supreme Court of Bermuda. The Court of Appeal granted Broadsino’s application for leave and the matter was been adjourned for an inter partes hearing. Broadsino subsequently issued a Notice of Appeal dated June 18, 2004 whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellate Jurisdiction the decision of the Supreme Court of Bermuda dated December 31, 2003. The Court of Appeal of Bermuda ruled in its judgment of March 14, 2005 in the favor of Brilliance China Automotive and dismissed Broadsino’s appeal. On April 5, 2005, Broadsino submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which seeks leave to appeal to the Privy Council with respect to the Court of Appeal’s judgment. On June 9, 2005, the Court of Appeal directed Broadsino to amend Broadsino’s notice of motion for leave to appeal. On June 27, 2005, Broadsino was granted leave to appeal the judgment of the Court of Appeal to the Privy Council in the United Kingdom, which represents the highest court of appeal in the Bermuda judicial system. As at the date of this annual report, the order granting leave to the Privy Council setting out the issues to be determined was still to be issued. The directors do not believe that this litigation has had or will have any significant impact on the financial position of Brilliance China Automotive.

Yang Rong Employment Proceedings

     On or about October 25, 2002, Brilliance China Automotive was served with a claim lodged by Mr. Yang Rong in the Labour Tribunal in Hong Kong against Brilliance China Automotive. The claim was for approximately US$4.3 million with respect to loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was initially dismissed by the Labour Tribunal in Hong Kong but was later transferred to the High Court in Hong Kong. The High Court ordered Mr. Yang to file and serve his Statement of Claim and subsequently Brilliance China Automotive filed and served its Defence and Counterclaim. Although various pretrial motions have followed, there are currently no scheduled court dates. The directors of Brilliance China Automotive continue to prepare for trial if necessary and intend to actively defend the case and do not believe the action has had or will have any significant impact on the financial position of Brilliance China Automotive.

Dividends

     All dividends to holders of ADSs are declared and paid in U.S. dollars. Interim dividends may be paid at the discretion of Brilliance China Automotive’s board of directors based on its evaluation of the financial condition of Brilliance China Automotive, while final dividends are subject to the approval of the shareholders at a general meeting. Historically, Brilliance China Automotive has paid a quarterly dividend at the rate of US$0.02 per share in each quarter, commencing in the first quarter of 1993. Brilliance China Automotive began to pay dividends on a semi-annual basis in the second half of 1996. The amount of these dividend payments have been adjusted on a pro rata basis to reflect Brilliance China Automotive’s 1999 and 2000 bonus share issuances as well as the increase in earnings per share. The dividend per share and dividend per ADS amounts paid for 2004 were US$0.00129 per share and US$0.129 per ADS.

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

expansion fund and a staff welfare and employee bonus fund. During the year ended December 31, 2004, Shenyang Automotive and Ningbo Yuming were not required to and therefore did not make any additional contributions into these funds.

     Distributions of profits to investors are required to be in proportion to each party’s shareholdings in the joint venture; and

•	in the case of a wholly foreign owned enterprise, appropriate 10% of profit after providing for taxes and losses in previous years to a general reserve fund until the balance of the fund reaches 50% of its share capital. Any further appropriation thereafter is optional. The appropriation to an enterprise expansion fund and a staff welfare fund is at the sole discretion of the board of directors of the wholly foreign owned enterprise. During the year ended December 31, 2004, Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian made an additional Rmb 49.4 million (US$6.0 million) to the general reserve fund, enterprise expansion fund and staff welfare fund.

Significant Changes

     There have been no significant changes since December 31, 2004, the date of the annual financial statements in this annual report.

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

					The Stock
					Exchange of
					Hong Kong
	New York Stock Exchange, Inc.				Limited
	(US$)				(HK$)
	Ordinary Shares		ADSs		Ordinary Shares
Calendar Period	High	Low	High	Low	High	Low
	Through		Starting from		Starting from
	April 14, 2000		April 17, 2000		October 22, 1999
2000: 1st quarter	3 5/16	2 5/16	—	—	27.20	21.20
2nd quarter (1)(2)	4 3/16	2 7/8	19 15/16	13 11/16	28.20	1.13
3rd quarter	—	—	37 5/8	17 1/4	2.93	1.35
4th quarter	—	—	34 3/4	25 5/8	2.70	2.05
2001: 1st quarter	—	—	31.30	23.50	2.70	1.80
2nd quarter	—	—	33.85	23.29	2.65	1.81
3rd quarter	—	—	24.11	11.66	1.87	0.84
4th quarter	—	—	22.70	14.80	1.73	1.14
2002: 1st quarter	—	—	21.32	16.20	1.65	1.27
2nd quarter	—	—	18.50	12.34	1.49	0.98
3rd quarter	—	—	15.15	12.10	1.22	1.01
4th quarter	—	—	19.00	10.65	1.49	0.80
2003: 1st quarter	—	—	25.49	18.11	2.03	1.42

					The Stock
					Exchange of
					Hong Kong
	New York Stock Exchange, Inc.				Limited
	(US$)				(HK$)
	Ordinary Shares		ADSs		Ordinary Shares
Calendar Period	High	Low	High	Low	High	Low
	Through		Starting from		Starting from
	April 14, 2000		April 17, 2000		October 22, 1999
2nd quarter	—	—	29.29	20.48	2.28	1.56
3rd quarter	—	—	34.49	26.80	2.73	2.10
4th quarter	—	—	61.30	34.20	4.75	2.65
2004: 1st quarter	—	—	62.75	39.52	4.85	3.15
2nd quarter	—	—	48.25	28.55	3.73	2.15
3rd quarter	—	—	32.20	19.21	2.53	1.52
4th quarter	—	—	24.40	17.75	1.93	1.40
2005: January	—	—	19.45	16.50	1.51	1.29
February	—	—	22.20	18.23	1.78	1.38
March	—	—	22.73	14.76	1.75	1.22
April	—	—	19.25	15.75	1.49	1.26
May	—	—	18.00	16.05	1.43	1.26
June (through June 27)	—	—	20.00	17.36	1.61	1.38

(1)	On April 14, 2000, Brilliance China Automotive issued bonus shares to all of its shareholders in the amount of nineteen bonus shares for each share held. This bonus issuance resulted in a significant decrease in the share prices after this date as shown in the table above.

(2)	On April 14, 2000, all ordinary shares of Brilliance China Automotive traded through the New York Stock Exchange Inc. were converted into American depositary shares at the ratio of 100 ordinary shares per ADS (after taking into account the simultaneous bonus share issuance described in note 1 above).

     To the best of Brilliance China Automotive’s knowledge, as of June 17, 2005, Brilliance China Automotive had 2,649,731 ADSs outstanding, which were held by 83 registered holders of record in the United States (including 2,588,869 ADSs held by 3 nominee holders). One ADS is equivalent to 100 ordinary shares.

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

     There were no suspensions of trading in 2004.

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

     Save as otherwise provided by the Bye-laws, a director may not vote (nor be counted in the quorum) on any resolution of the board of directors in respect of any contract, proposal or arrangement in which he or any of his associates are materially interested, and if he does so his vote may not be counted (nor shall he be counted in the quorum), but this prohibition will not apply to any of the following matters:

•	any contract or arrangement for the giving by Brilliance China Automotive of any security or indemnity to the director or his associates in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or his associates at the request of or for the benefit of Brilliance China Automotive or any of its subsidiaries;

•	any contract or arrangement for the giving by Brilliance China Automotive of any security to a third party in respect of a debt or obligation of Brilliance China Automotive, or any of its subsidiaries, for which the director or his associates have assumed responsibility or guaranteed or secured in whole or in part whether solely or jointly;

•	any contract or arrangement concerning an offer of the shares, debentures or other securities of or by Brilliance China Automotive or any other company which Brilliance China Automotive may promote or be interested in for subscription or purchase where the director or his associates are interested as a participant in the underwriting or sub-underwriting of the offer;

•	any contract or arrangement concerning any other company in which the director or his associates are interested whether directly or indirectly, as an officer or executive or shareholder or in which the director or his associates are beneficially interested in shares of that company, other than a company in which the director together with any of his associates beneficially own 5% or more of the issued shares of any class of shares of such company (or of any third company through which his interest is derived) or of the voting rights;

•	any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme under which the director or his associates may benefit;

•	any proposal or arrangement for the benefit of employees of Brilliance China Automotive or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors and employees of Brilliance China Automotive or any of its subsidiaries and does not give the director any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

•	any contract or arrangement in which the director or his associates are interested in the same manner as other holders of shares or debentures or securities of Brilliance China Automotive by virtue only of their interest in shares or debentures or other securities of Brilliance China Automotive.

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

     At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under The Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll):

•	by the chairman of the meeting;

•	by at least three members present in person, or by a duly authorized corporate representative, or by proxy for the time being entitled to vote at the meeting;

•	by any member or members present in person, or by a duly authorized corporate representative, or by proxy, and representing not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

•	by any member or members present in person, or by a duly authorized corporate representative, or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.

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

Recent Amendments to the Bye-laws

Recent Amendments

     In 2003, the Companies Act 1981 of Bermuda (as amended) was amended to permit companies to offer their shareholders a summary financial report in place of the complete annual report and accounts. On February 17, 2002, The Stock Exchange of Hong Kong Limited announced amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Listing Rules, which will allow companies to distribute to their shareholders a summary financial report instead of the longer report. On February 5, 2002, The Stock Exchange of Hong Kong Limited also announced amendments to its Listing Rules that allow companies to distribute corporate communications to their shareholders via electronic means. As a result of these amendments, the board of directors of Brilliance China Automotive amended the Bye-laws of Brilliance China Automotive to permit Brilliance China Automotive to take advantage of these changes to the Listing Rules by allowing shareholders to choose to receive a summary financial report in place of the longer, complete annual report and to receive copies of corporate communications by electronic means or by relying on the versions of those documents published on Brilliance China Automotive’s website instead of printed copies of such documents. These amendments were approved by the shareholders of Brilliance China Automotive by way of a special resolution at the special general meeting held on June 28, 2002.

     At the annual general meeting held on June 25, 2004, the shareholders of Brilliance China Automotive approved amendments to the Bye-laws in order to reflect certain recent amendments to the Listing Rules, which came into effect on March 31, 2004. A brief description of these amendments to the Bye-laws is as follows:

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

     In light of the numerous changes listed above as well as those from prior amendments, the shareholders adopted at the same annual general meeting a fully restated set of the Bye-laws incorporating all previous amendments thereto passed at the special general meeting held on June 28, 2002 and the amendments approved at the annual general meeting on June 25, 2004, in substitution for the existing Bye-laws.

     Recently, the directors of Brilliance China Automotive proposed to amend the Bye-laws in order to reflect certain amendments to the Listing Rules of The Stock Exchange of Hong Kong Limited, which came into effect on January 1, 2005. A circular containing details of the amendments was dispatched to the shareholders of Brilliance China Automotive on April 29, 2005. A brief description of the amendments is as follows:

•	Bye-law 6(A): To be updated to reflect the existing authorized share capital of Brilliance China Automotive

•	Bye-law 70: To be amended to facilitate the process for demanding a poll at general meetings

•	Bye-law 99: To provide for retirement by rotation of every director at annual general meetings of Brilliance China Automotive in compliance with code provision A.4.2 of the Code on Corporate Governance Practices issued by The Stock Exchange of Hong Kong Limited

•	Bye-law 102: To specify that any director of Brilliance China Automotive appointed to fill a casual vacancy shall hold office until the next following general meeting, instead of the next following annual general meeting

     These amendments were approved at the annual general meeting held on June 24, 2005.

Material Contracts

     The following contracts, not being contracts in the ordinary course of business, have been entered into by Brilliance China Automotive and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.

(a)	Purchase Agreement, dated October 28, 2003, between Brilliance China Automotive Finance Ltd. (formerly, Gainfair Finance Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of US$200 million in zero coupon guaranteed convertible bonds due 2008 by Brilliance China Automotive Finance Ltd.;

(b)	Trust Deed, dated November 28, 2003, between Brilliance China Automotive Finance Ltd., Brilliance China Automotive and The Bank of New York relating to the zero coupon guaranteed convertible bonds due 2003 issued by Brilliance China Automotive Finance Ltd.;

(c)	Amended Joint Venture Agreement dated February 26, 2003 between Brilliance China Automotive Holdings Limited and Shenyang JinBei Automotive Company Limited relating to Shenyang Brilliance JinBei Automobile Co., Ltd.;

(d)	Equity Transfer Agreement dated December 16, 2003 between (i) Shenyang Automobile Industry Asset Management Company Limited (SAIAM), (ii) Shenyang XingYuanDong Automobile Component Co., Ltd. (Xing Yuan Dong) and (iii) Shenyang JinBei Automotive Industry Co., Ltd. (SJAI), regarding the transfer of SAIAM’s 9% and 1% ownership interests in Shenyang Xinjinbei Investment and Development Co. Ltd. (SXID) to Xing Yuan Dong and SJAI, respectively;

(e)	Equity Transfer Contract dated December 29, 2003 between Shenyang Industry State-owned Asset Management Co., Ltd., SJAI and SXID regarding transfer of 90% and 10% of the equity interest of SAIAM to SJAI and SXID, respectively;

(f)	Equity Transfer Contract dated December 29, 2003 between Shenyang JinSheng Enterprise Group Co., Ltd. (SJEG) and SXID, regarding the transfer of SJEG’s 10% ownership interest in SXI to SXID;

(g)	Equity Transfer Contract dated December 29, 2003 between Shenyang Automobile Industry Equity Investment Co., Ltd. (SAIEIC) and SJAI regarding the transfer of SAIEIC’s 90% ownership interest in SXI to SJAI; and

(h)	Letter of Guarantee dated as of December 2, 2003 between Brilliance China Automotive and BMW Holding, regarding Brilliance China Automotive’s guarantee of the performance by SJAI of its obligations under the joint venture contract;

(i)	Equity Interest Transfer Agreement dated October 19, 2004 between Madam Chen Qiuling and Beston Asia Investment Limited in relation to the transfer of Madam Chen’s 49% interest in Ningbo Yuming Machinery Industrial Co., Ltd. to Beston Asia Investment Limited.

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

     Brilliance China Automotive also provides for Hong Kong profits tax at the rate of 17.5% based on estimated assessable profit arising in Hong Kong. However, no provision of Hong Kong profits tax has been made to the Brilliance China Automotive as Brilliance China Automotive has no estimated assessable profits tax in 2004.

     Shenyang Automotive is subject to state and local income taxes in China at standard rates of 15% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to Sino-foreign joint venture enterprises. Shenyang Automotive is exempted from the local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise.” As a result, Shenyang Automotive’s effective tax rate was 15% for the years 2002, 2003 and 2004.

     Ningbo Yuming is subject to state and local income taxes in China at standard rates of 15% and 1.5%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises. Under the relevant income tax laws in China, Ningbo Yuming was fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the following three years. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the same five-year period. This tax holiday expired at the end of 2001. As a result, Ningbo Yuming’s effective income tax rate was 16.5% in 2002, 2003 and 2004.

     Xing Yuan Dong is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises. During 1999, Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise”. In 2001, Xing Yuan Dong was further designated by the local authority to be a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5% in 2002 and 2003 and 15% in 2004.

     Mianyang Brilliance Ruian is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with enterprise income tax laws. In 2001, Mianyang Brilliance Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Brilliance Ruian was also designated as an encouraged industry under the Catalogue for the Guidance of Foreign Investment Industries and located in the western area of China. As a result, the applicable state income tax rate for Mianyang Brilliance Ruian is 15% from 2004 to 2010. In addition, Mianyang Brilliance Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Brilliance Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Brilliance Ruian was 15% and 7.5% in 2003 and 2004, respectively. Mianyang Brilliance Ruian was exempted from income tax in 2002.

     Dongxing Automotive is subject to state and local income taxes in China at standard rates of 30% and 3%, respectively, based on the taxable income reported in its statutory financial statements in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authority as a “New and Technologically — Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. Under relevant income tax laws in China, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also fully exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% in 2002 and 2003 and 15% in 2004.

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

     As of December 31, 2002, Shenyang Automotive had placed bank security deposits amounting to approximately Rmb 48 million and issued bank guarantees of Rmb 50 million at the request of the General Administration of Customs, pending an assessment of the eligibility of exemptions from VAT and custom duties for certain imported fixed assets. During 2003, Shenyang Automotive agreed with the relevant governmental authorities to pay custom duties and VAT for those imported fixed assets to be used by Shenyang Automotive while the imported fixed assets to be sold to BMW Brilliance for their own use were to be exempt from custom duty and VAT and the governmental authorities agreed to release all of the bank security deposits and bank guarantees. Brilliance China Automotive and its subsidiaries paid approximately Rmb 59.0 million as custom duty in 2004.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rates

     In the year ended December 31, 2004, approximately 5.5%, 2.4% and 7.7% of Shenyang Automotive’s costs of sales were denominated in Japanese Yen, U.S. dollars and Euros, respectively. These costs related primarily to the purchase and importation of equipment and components from foreign suppliers. Shenyang Automotive pays a Japanese Yen price for the components and spare parts imported from Toyota through Japanese Yen-denominated letters of credit issued by the Bank of China and other Chinese banks. Because the Renminbi is not directly convertible into Japanese Yen, these letters of credit are funded by Shenyang Automotive in U.S. dollars. However, because Shenyang Automotive’s products are sold in China primarily in Renminbi transactions, its revenues and profits are predominantly in Renminbi, requiring Shenyang Automotive to convert a portion of its Renminbi earnings into U.S. dollars and Euros. Accordingly, Shenyang Automotive is exposed to Renminbi/U.S. dollar exchange rate risk, U.S. dollar/Japanese Yen exchange rate risk and U.S. dollar/Euro exchange rate risk.

     The value of the Japanese Yen and the Euro relative to the U.S. dollar have both increased in 2004. The U.S. dollar/Renminbi exchange rate has remained stable over the past year and the prospect of a devaluation of the Renminbi has been repeatedly ruled out by the Chinese government. In fact, the European Union and the United States have recently been lobbying the Chinese government to allow the Renminbi to appreciate and such revaluation is widely expected to occur imminently. An appreciation of the Renminbi versus the Japanese Yen, U.S. dollar or Euro would make purchases of foreign-produced components and payments denominated in foreign currency less expensive for Shenyang Automotive in Renminbi terms, thereby marginally improving its results of operations. A devaluation of the Renminbi would have the opposite effect. While there can be no assurance that the exchange rates will continue their current trends or that a devaluation or appreciation of the Renminbi will not occur, Brilliance China Automotive does not believe that such occurrences would, in any event, have any material adverse effect on Brilliance China Automotive’s earnings.

     Other than US$200 million zero coupon convertible bonds issued in 2003, Brilliance China Automotive and its subsidiaries currently have no foreign currency-denominated borrowings from third parties, but have outstanding letters of credit of Yen 450 million and US$2.0 million and Euro 2 million from local banks. Brilliance China Automotive also advanced shareholder’s loans to its subsidiaries in the amounts of approximately HK$615 million, Rmb 1,216 and US$198 million in 2004.

     Since Brilliance China Automotive does not believe that exchange rate fluctuations have any material effect on the overall financial performance of Brilliance China Automotive, and the amount of foreign currency that it requires is not significant, Brilliance China Automotive does not enter into any hedging transactions with respect to its exposure to foreign currency movements.

Interest Rates

     Funds not required by Brilliance China Automotive in the short term are kept as temporary demand or time deposits in commercial banks. Brilliance China Automotive does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2004, Brilliance China Automotive had no bank loans outstanding. The average annual rate for discounting notes receivables with banks in 2004 was approximately 0.28% per month, which rate is fixed separately for each transaction. Brilliance China Automotive did not have any variable rate loans or commitments outstanding as of December 31, 2004.

     For the year ended December 31, 2004, Brilliance China Automotive’s interest income was Rmb 58.8 million (US$7.1 million) and its interest expense was Rmb 182.5 million (US$22.1 million). A 10% change in interest rates would result in a change in interest income of approximately Rmb 5.9 million (US$0.7 million) and a change in interest expense of approximately Rmb 18.3 million (US$2.2 million).

Tariff Reductions

     The Chinese government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of China’s admission to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China will be required to conform its import tariffs to the uniform tariffs under the WTO. Effective January 1, 2002, China has reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components effective January 1, 2003. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% for 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% for 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters. In 2005 tariffs have been fixed at 30% for all motor vehicles. These tariffs levels are scheduled to be further reduced in 2006. Although lower tariffs and reduced import restrictions may benefit Brilliance China Automotive in terms of lower cost of imported components, lower tariffs and reduced import restrictions could also lead to a substantial increase in the number of minibuses, sport utility vehicles, sedans and other motor vehicles imported into China, thereby significantly increasing competition in Brilliance China Automotive’s current and proposed markets.

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

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

     The Chief Executive Officer and Chief Financial Officer of Brilliance China Automotive are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14(c) and 15d-14(c)). Within 90 days prior to the date of this annual report, the management of Brilliance China Automotive carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of Brilliance China Automotive’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on that evaluation, they have concluded that these disclosure controls and procedures are effective to ensure that material information required to be included in our periodic SEC reports relating to Brilliance China Automotive is made known to them.

     There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors of Brilliance China Automotive has determined that Brilliance China Automotive does not have an audit committee financial expert, as defined by the SEC, serving on its audit committee. Brilliance China Automotive is seeking to appoint a director who would serve as the audit committee financial expert on the audit committee. However as of the date of this annual report, no suitable candidate has been identified.

ITEM 16B. CODE OF ETHICS

     Brilliance China Automotive has not adopted a code of ethics that applies to the principal executive officer, the principal financial officer and the principal accounting officer or controller. However, the board of directors of Brilliance China Automotive has adopted or follows the following written standards for purposes of corporate governance:

•	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong, including the Model Code for Securities Transactions by Directors of Listed Issuers;

•	Non-Statutory Guidelines on Directors’ Duties issued by the Hong Kong Companies Registry in January 2004;

•	Guide for Independent Non-Executive Directors issued by The Hong Kong Institute of Directors in 2000; and

•	Guidelines for Directors issued by The Hong Kong Institute of Directors in 2005.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers acted as Brilliance China Automotive’s independent auditors for the fiscal years ended December 31, 2003 and 2002. Moores Rowland Mazars has acted as Brilliance China Automotive’s independent auditors for the fiscal year ended December 31, 2004. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers and Moores Rowland Mazars.

	Total Fees
	2004	2003	2002
	Rmb ‘000	Rmb ‘000	Rmb ‘000
Audit fees	4,452	3,807	2,664
Audit-related fees	662	662	952
Tax fees	—	11	11
Other fees	—	248	—

Total	5,114	4,728	3,627

Audit Fees

     Audit fees are the aggregate fees billed by the auditors for the annual financial statement audit and other procedures required to be performed by the auditors so as to form an opinion on Brilliance China Automotive’s annual financial statements. Audit fees also include fees billed in connection with the issuance of comfort letters.

Audit-Related Fees

     Audit-related fees are the aggregate fees billed by the auditors in relation to agreed-upon procedures performed on Brilliance China Automotive’s interim financial statements and internal control reviews.

Tax Fees

     Tax fees are the aggregate fees billed by the auditors for tax compliance on Hong Kong profits tax matters.

Other Fees

     Other fees are the aggregate fees billed by the auditors in relation to the delivery of a training session to Brilliance China Automotive on high-level risk and control assessment.

Pre-Approval Policies and Procedures

     As part of its duties, the Audit Committee considers the appointment of the external auditor and the audit fee and discusses with the external auditor, before the audit commences, the nature and scope of the audit. The Audit Committee pre-approves the fees and services provided by the external auditor through meetings or written resolutions presented to the Board of Directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Brilliance China Automotive has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-57 following Item 19.

ITEM 19. EXHIBITS

     The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

1.1	Amended and Restated Bye-Laws of Brilliance China Automotive, dated June 25, 2004.

2.1	Trust Deed, dated November 28, 2003, between Brilliance China Automotive Finance Ltd., Brilliance China Automotive and The Bank of New York relating to the zero coupon guaranteed convertible bonds due 2003 issued by Brilliance China Automotive Finance Ltd.***

4.1	Service Agreement for Executive Director, dated August 21, 2000 between Brilliance China Automotive and Mr. Wu Xiao An.*

4.2	Capital Increase Agreement dated January 10, 2003 between Brilliance China Automotive Holdings Limited and Shenyang JinBei Automotive Company Limited relating to the capital increase of Shenyang Brilliance JinBei Automobile Co., Ltd.**

4.3	Amended Joint Venture Agreement dated February 26, 2003 between Brilliance China Automotive and Shenyang JinBei Automotive Company Limited relating to Shenyang Brilliance JinBei Automobile Co., Ltd.**

4.4	Joint Venture Contract dated March 27, 2003 between SJAI and BMW Holding, relating to the proposed joint venture for the production and sale of BMW-designed and branded sedans in China.**

4.5	Agreement dated April 28, 2003 between Shenyang Xinjinbei Investment and Development Co., Ltd. and Shenyang JinBei Automobile Industry Company Limited relating to the acquisition of 9% of the registered capital of SJAI.**

4.6	Purchase Agreement, dated October 28, 2003, between Brilliance China Automotive Finance Ltd. (formerly, Gainfair Finance Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of US$200 million in zero coupon guaranteed convertible bonds due 2008 by Brilliance China Automotive Finance Ltd.***

4.7	English translation of Equity Transfer Agreement dated December 16, 2003 between (i) Shenyang Automobile Industry Asset Management Company Limited (SAIAM), (ii) Shenyang XingYuanDong Automobile Component Co., Ltd. (Xing Yuan Dong) and (iii) Shenyang JinBei Automotive Industry Co., Ltd. (SJAI) regarding the transfer of SAIAM’s 9% and 1% ownership interests in Shenyang Xinjinbei Investment and Development Co. Ltd. (SXID) to Xing Yuan Dong and SJAI, respectively.***

4.8	English translation of Equity Transfer Agreement dated December 29, 2003 between Shenyang Industry State-owned Asset Management Co., Ltd., SJAI and SXID regarding transfer of 90% and 10% of the equity interest of SAIAM to SJAI and SXID, respectively.***

4.9	English translation of Equity Transfer Agreement dated December 29, 2003 between Shenyang JinSheng Enterprise Group Co., Ltd. (SJEG) and SXID regarding the transfer of SJEG’s 10% ownership interest in SXI to SXID.***

4.10	English translation of Equity Transfer Agreement dated December 29, 2003 between Shenyang Automobile Industry Equity Investment Co., Ltd. (SAIEIC) and SJAI regarding the transfer of SAIEIC’s 90% ownership interest in SXI to SJAI.***

4.11	Letter of Guarantee dated as of December 2, 2003 between Brilliance China Automotive and BMW Holding regarding Brilliance China Automotive’s guarantee of the performance by SJAI of its obligations under the joint venture contract.***

4.12	English translation of Equity Interest Transfer Agreement dated October 19, 2004 between Madam Chen Qiuling and Beston Asia Investment Limited in relation to the transfer of Madam Chen’s 49% interest in Ningbo Yuming Machinery Industrial Co., Ltd. to Beston Asia Investment Limited.

7.1	Statement explaining how certain ratios were calculated in the annual report.

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2004.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 27, 2002.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2003.

***	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 24, 2004.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

/s/ Wu Xiao An

WU Xiao An
Chairman

Date: June 28, 2005

INDEX TO FINANCIAL STATEMENTS

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm of Moores Roland Mazars, dated April 25, 2005

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheet of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2004, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, April 25, 2005, except for note 20(c)(iv) to the financial statements, as to which the date is June 28, 2005.

Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers, dated April 22, 2004

The following report is a copy of a report previously issued by PricewaterhouseCoopers

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheet of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2003, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 22, 2004

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2004, 2003 and 2002

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	4,402,141	7,797,054	4,636,347
Sales to affiliated companies	2,139,857	2,312,503	2,683,108
Total sales	6,541,998	10,109,557	7,319,455
Cost of sales (include purchases of goods and subcontracting charges from affiliated companies: 2004: RMB2,185,428,000; 2003: RMB2,934,331,000; 2002: RMB2,215,614,000)	(5,491,250)	(7,727,125)	(5,411,308)
Gross profit	1,050,748	2,382,432	1,908,147
Selling, general and administrative expenses	(1,510,442)	(1,410,067)	(1,067,154)
Interest expense	(182,458)	(167,111)	(171,286)
Interest income	58,800	52,672	43,617
Equity in earnings of associated companies and jointly controlled entities, net	126,261	109,471	138,145
Subsidy income	1,815	48,497	—
Other income, net	25,709	78,293	1,009
Impairment loss on intangible assets	(50,000)	—	—
Impairment loss on goodwill	(47,320)	—	—
(Loss) income before taxation and minority interests	(526,887)	1,094,187	852,478
(Provision) benefit for income taxes	63,110	(144,140)	(146,610)
Minority interests	464,991	(169,205)	(95,403)
Net income	1,214	780,842	610,465
Other comprehensive income
Fair value adjustment for securities available held-for-sales	28,468	—	—
Comprehensive income	29,682	780,842	610,465
Basic earnings per share	RMB0.0003	RMB0.2130	RMB0.1665
Basic earnings per ADS	RMB0.03	RMB21.30	RMB16.65
Diluted earnings per share	RMB0.0003	RMB0.2116	RMB0.1665
Diluted earnings per ADS	RMB0.03	RMB21.16	RMB16.65
Weighted average number of shares outstanding	3,668,390,900	3,666,539,983	3,666,052,900
Weighted average number of ADSs outstanding	36,683,909	36,665,400	36,660,529
Net income adjusted for the dilutive effect of convertible bonds	N/A	783,515	N/A
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,683,795,968	3,702,398,310	3,666,052,900
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,837,960	37,023,983	36,660,529

The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Consolidated Balance Sheets
As of December 31, 2004 and 2003

	2004	2003
	RMB’000	RMB’000
Assets
Current assets
Cash and cash equivalents	1,244,499	1,832,298
Short-term bank deposits	1,008,602	1,670,596
Pledged short-term bank deposits	2,777,191	2,264,584
Deferred expenses — current portion	8,920	8,920
Notes receivable	620,899	827,452
Notes receivable from affiliated companies	645,143	527,175
Accounts receivable, net	55,632	90,017
Due from affiliated companies	765,411	774,188
Inventories	1,577,048	1,228,364
Other receivables	474,617	500,887
Prepayments and other current assets	127,080	318,523
Income tax recoverable	44,285	—
Other tax recoverable	41,468	—
Advances to affiliated companies	37,477	243,482
Total current assets	9,428,272	10,286,486

Property, plant and equipment	4,295,576	3,863,384
Intangible assets	952,440	1,220,476
Interests in associates and jointly controlled entities	1,792,590	1,723,411
Investment securities	49,911	17,305
Goodwill	418,400	414,464
Prepayment for a long-term investment	600,000	600,000
Deferred tax assets	114,005	39,555
Deferred expenses — non-current portion	25,273	34,193
Long-term prepayment for rental of land	76,126	71,972
Other long-term assets	23,833	16,990
Total assets	17,776,426	18,288,236

Consolidated Balance Sheets (Continued)
As of December 31, 2004 and 2003

	2004	2003
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities
Notes payable	5,727,216	4,783,966
Notes payable to affiliated companies	121,162	35,431
Accounts payable	732,978	1,124,053
Due to affiliated companies	522,722	684,854
Customer advances	265,489	216,833
Other payables	363,584	563,735
Dividends payable	3,478	34,117
Accrued expenses and other current liabilities	274,183	188,774
Income tax payable	43,974	115,887
Taxes payable	42,391	190,725
Advances from affiliated companies	90,481	92,642
Total current liabilities	8,187,658	8,031,017

Convertible bonds	1,667,888	1,655,487
Commitments and contingencies (Note 20)	—	—
Total liabilities	9,855,546	9,686,504

Minority interests	1,063,226	1,715,425

Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2004 and 2003)	303,388	303,388
Additional paid-in capital	2,325,690	2,325,690
Accumulated other comprehensive income	67,647	39,179
Dedicated capital	158,352	112,168
Capital reserve	120,000	120,000
Retained earnings	3,882,577	3,985,882
Total shareholders’ equity	6,857,654	6,886,307

Total liabilities and shareholders’ equity	17,776,426	18,288,236

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Cash flows from operating activities:
Net income	1,214	780,842	610,465
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	(74,450)	(1,514)	(38,041)
Depreciation of property, plant and equipment	365,638	447,094	213,776
Amortization of long-term prepayment for rental of land	2,369	2,153	—
Amortization of intangible assets	226,041	227,077	56,784
Amortization of deferred expenses	8,920	1,486	—
Minority interests in net income of consolidated subsidiaries	(464,991)	169,205	95,403
Provision for doubtful debts and write off of bad debts	55,292	4,825	18,921
Write back of provision for doubtful debts	(1,000)	(5,679)	(265)
Provision for impairment of intangible assets	50,000	—	—
Provision for impairment of property, plant and equipment	10,000	6,027	2,547
Provision for impairment of investment in jointly controlled entities	47,320	—	—
Provision for impairment of investment securities	—	—	8,500
Write back of provision for inventories sold	(15,522)	—	—
(Gain)/Loss on disposal of property, plant and equipment	12,519	(14,004)	5,147
Gain on disposal of an associated company	—	—	(6,014)
Amortization of deferred compensation expenses	—	173,213	10,329
Equity in earnings of associated companies and jointly controlled entities, net	(126,261)	(109,471)	(138,145)

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2004, 2003 and 2002

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
(Increase)/decrease in operating assets:
Accounts receivable	32,858	(73,888)	8,279
Notes receivable	206,553	(357,708)	(234,577)
Notes receivable from affiliated companies	(117,968)	(314,190)	473,884
Due from affiliated companies	(10,157)	268,881	(163,354)
Inventories	(328,154)	(460,040)	(161,396)
Other receivables	50,625	(40,307)	11,486
Prepayments and other current assets	191,443	118,612	(88,568)
Increase in non-current assets	(6,843)	(13,786)	—
Increase/(decrease) in operating liabilities:
Accounts payable	(391,075)	48,461	409,376
Due to affiliated companies	(162,132)	(29,516)	237,290
Notes payable to affiliated companies	—	35,431	—
Customer advances	48,656	(85,206)	218,480
Other payables	(121,962)	81,715	68,928
Accrued expenses and other current liabilities	85,409	(69,474)	184,518
Import tariff and taxes payable	(306,000)	(36,871)	109,215
Interest payable on convertible bonds	12,401	—	—
Net cash (used in)/provided by operating activities	(719,257)	753,368	1,912,968

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2004, 2003 and 2002

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Cash flows from investing activities:
Capital expenditures	(999,058)	(955,887)	(798,759)
Proceeds from disposal of property, plant and equipment	18,204	118,301	15,600
(Increase)/decrease in short-term bank deposits	661,994	(897,207)	(773,389)
(Increase)/decrease in pledged short-term bank deposits	(512,607)	(914,584)	575,805
Decrease/(increase) in advances to affiliated companies	204,030	1,061,214	(987,516)
Increase in long term investment	(4,138)	—	—
Increase in other long-term assets	(6,523)	(874)	(1,684)
Decrease/(increase) in other receivables arising from short-term investments	—	500,000	(500,000)
Increase in interests in associated companies and jointly controlled entities	(12,250)	(702,278)	—
Dividend received from an associated company	15,103	—	—
Payment for acquisition of further interest in subsidiary	(10,000)	—	—
Prepayment for a long-term investment	—	(600,000)	—
Increase in other receivables	—	(300,000)	—
Proceeds received from disposal of investment in an associated company	20,000	200,000	260,000
Advance to minority shareholder	(97,156)	—	—
Net cash used in investing activities	(722,401)	(2,491,315)	(2,209,943)

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2004, 2003 and 2002

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Cash flows from financing activities:
Proceeds from short-term bank loans	900,000	—	1,746,930
Repayment of short-term bank loans	(900,000)	(150,000)	(2,002,430)
Issuance of bank notes payable	12,405,435	8,674,563	7,658,304
Repayment of bank notes payable	(11,376,454)	(7,828,000)	(7,020,901)
(Decrease)/increase in advances from affiliated companies	(2,161)	(144,383)	108,144
Financing received from a jointly controlled entity	—	74,605	—
Proceeds from issuance of common stock	—	4,701	—
Dividends paid	(88,974)	(43,634)	(35,295)
Dividends paid to joint venture partners	(83,987)	(113,284)	(88,853)
Proceeds from issuance of convertible bonds	—	1,654,300	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds	—	(44,599)	—
Capital contributions from joint venture partners	—	196,826	—
Net cash provided by financing activities	853,859	2,281,095	365,899

Net (decrease)/increase in cash and cash equivalents	(587,799)	543,148	68,924
Cash and cash equivalents, beginning of year	1,832,298	1,289,150	1,220,226
Cash and cash equivalents, end of year	1,244,499	1,832,298	1,289,150

The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

							Accumulated
			Additional	Deferred			other
	Number of shares		paid-in	stock	Dedicated	Capital	comprehensive	Retained
	issued	Amount	capital	compensation	capital	reserve	income	earnings	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2001	3,666,052,900	303,194	2,137,641	—	71,356	—	39,179	2,868,433	5,419,803
Deferred compensation related to stock options	—	—	183,542	(183,542)	—	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	10,329	—	—	—	—	10,329
Net income	—	—	—	—	—	—	—	610,465	610,465
Transfer to dedicated capital	—	—	—	—	60,823	—	—	(60,823)	—
Dividends declared and paid	—	—	—	—	—	—	—	(35,295)	(35,295)
Balance at December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	132,179	—	39,179	3,382,780	6,005,302
Issuance of shares	2,338,000	194	4,507	—	—	—	—	—	4,701
Amortization of deferred compensation expenses	—	—	—	173,213	—	—	—	—	173,213
Net income	—	—	—	—	—	—	—	780,842	780,842
Transfer to dedicated capital	—	—	—	—	99,989	—	—	(99,989)	—
Capitalization of dedicated capital	—	—	—	—	(120,000)	120,000	—	—	—
Dividends declared	—	—	—	—	—	—	—	(77,751)	(77,751)
Balance at December 31, 2003	3,668,390,900	303,388	2,325,690	—	112,168	120,000	39,179	3,985,882	6,886,307
Net income	—	—	—	—	—	—	—	1,214	1,214
Net unrealized gain on marketable equity securities	—	—	—	—	—	—	28,468	—	28,468
Transfer to dedicated capital	—	—	—	—	46,184	—	—	(46,184)	—
Dividends declared	—	—	—	—	—	—	—	(58,335)	(58,335)
Balance at December 31, 2004	3,668,390,900	303,388	2,325,690	—	158,352	120,000	67,647	3,882,577	6,857,654

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Notes to Consolidated Financial Statements

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

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

Details of the Company’s principal subsidiaries as of December 31, 2004 are as follows:

		Percentage of
		equity interest/voting
		right attributable to
	Place of	the Company
Name	establishment/incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	-	Manufacture, assembly and sale of minibuses and sedans
Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	-	100%	Manufacture and sale of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	-	Manufacture and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	-	Manufacture and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	-	Manufacture and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	-	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans
Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	-	Financing
Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	-	Development, manufacture and sale of power trains
Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	-	99%	Investment holding
Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	-	98.01%	Investment holding

Notes to Consolidated Financial Statements (Continued)

Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.

For the years ended December 31, 2004 and 2003, no consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”), an affiliated company. For the years ended December 31, 2002, approximately 10% of the consolidated revenue was generated from Shanghai Yuantong. For the years ended December 31, 2004, 2003 and 2002, approximately 29%, 20% and 23% of the consolidated revenue was generated from Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.

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

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

.	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

.	Reclassification of certain items, designated as “Long-term prepayment for rental of land” from property, plant and equipment in the statutory financial statements;

.	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

.	Recognition of deferred income taxes;

.	Recognition of provision for impairment loss of long-lived assets;

.	Amortization of intangible assets;

.	Recognition of research and development expenditures; and

.	Recognition of stock-based compensation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an

Notes to Consolidated Financial Statements (Continued)

enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.

In 2003, the FASB issued Interpretation No. (“FIN”) 46R, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. The Group adopted the provisions of these interpretations effective December 31, 2004. Please refer to Note 3(z) for details.

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

Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales. Costs related to shipping and handling are included in selling, general and administrative expenses for all periods presented.

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

Inventories are carried at the lower of cost or market. Costs comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis with effect from July 1, 2004. The effect of this change in estimate is not significant to the consolidated financial statements. The Group provides allowance for excess, slow moving and obsolete inventory and reduces the carrying value of its inventory to the lower of cost or market.

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

Notes to Consolidated Financial Statements (Continued)

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

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

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

Long-term prepayment for rental of land is amortized on a straight-line basis over the term of lease.

(f)	Intangible assets

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of 7 years.

(g)	Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries.

Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Group for year 2002, prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Group reviews goodwill for impairment annually at the year end and whenever events or

Notes to Consolidated Financial Statements (Continued)

changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142.

The Group performs a two-step impairment test. In the first step, the Group compares the fair value of each reporting unit to its carrying value. The Group determines the fair value of its reporting units based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Group records an impairment loss equal to the difference.

(i)	Investments in associated companies and jointly controlled entities

     An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method (“equity method investment”). Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities (“equity method goodwill”) is included in the carrying cost of the investment. The Group considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. In assessing the recoverability of equity method investments (including equity method goodwill), the Company uses discounted cash flow models. If the fair value of the equity investee is determined to be lower than carrying value, an impairment is recognized.

(j)	Investment securities

The Group’s investment securities consist of marketable available-for-sale securities and investments in unlisted equity securities. Securities classified as available-for-sale under, “Accounting for Certain Investments in Debt and Equity Securities”, SFAS No. 115 are carried at fair value, with unrealized gains and losses, net of income taxes, recorded in the accumulated other comprehensive income (loss), a separate component of statement of changes in shareholders’ equity, until realized. The fair values of individual investments in marketable securities are determined based on market quotations. Gain or losses on securities sold are based on the specific identification method. Equity securities that are restricted for more than one year or not publicly traded are recorded at cost. The Group periodically reviews its investments in non-marketable equity securities and available-for-sale securities for impairment. A decline in value of these securities below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the securities to fair value establishing a new cost basis.

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

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2004, 2003 and 2002.

Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2004, 2003 and 2002.

Xing Yuan Dong is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong was 15%, 7.5% and 7.5% for the years ended December 31, 2004, 2003 and 2002, respectively.

Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. As a result, the applicable state income tax rate for Mianyang Ruian is 15% from 2004 to 2010. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next

Notes to Consolidated Financial Statements (Continued)

three years. Mianyang Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Ruian was 7.5% and 15% for the year ended December 31, 2004 and 2003 respectively. For the year ended December 31, 2002, Mianyang Ruian was exempted from income tax.

Dongxing Automotive is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprises” and a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 15%, 7.5% and 7.5% for the years ended December, 2004, 2003 and 2002 respectively.

Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

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

Notes to Consolidated Financial Statements (Continued)

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

Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2003: 24-month or 50,000 kilometers; 2002: 18-month or 30,000 kilometers) first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers (2003: 36-month or 60,000 kilometers) first-to-occur limited warranty plus any extended warranty specially offered by Shenyang Automotive during the year. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. The reconciliation of the changes in the warranty obligation is as follows:

	2004	2003
	RMB’000	RMB’000
Balance as of January 1	23,643	18,854
Accrual for warranties issued during the year	45,088	87,405
Settlement made during the year	(47,673)	(82,616)

Balance as of December 31	21,058	23,643

(o)	Advertising expenses

Advertising expenses are written off as incurred. For the years ended December 31, 2004, 2003 and 2002, advertising expenses of approximately RMB206.9 million, RMB201.1 million and RMB123.6 million, respectively, have been charged to selling, general and administrative expenses.

(p)	Research and development expenses

Research and development expenses are expensed as incurred. For the years ended December 31, 2004, 2003 and 2002, research and development expenses of approximately RMB479.9 million, RMB191.4 million and RMB304.9 million, respectively, have been charged to selling, general and administrative expenses.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the relevant leases.

Notes to Consolidated Financial Statements (Continued)

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(r)	Stock based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the quoted market value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted. No stock options have been granted by the Company under the Plan during the year 2004.

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the years ended December 31, 2003 and 2002 would have been adjusted to the pro-forma amounts indicated below:

	2003	2002
	RMB’000	RMB’000
Net income as reported	780,842	610,465
Add: Adjustments for APB Opinion No. 25	173,213	10,329
Less: Fair value of stock options	(210,711)	(12,565)

Pro-forma net income	743,344	608,229

	2003	2002
	RMB’000	RMB’000
Basic earnings per ADS:
As reported	21.30	16.65
Pro-forma	20.27	16.59
Diluted earnings per ADS:
As reported	21.16	16.65
Pro-forma	20.15	16.59
Basic earnings per share:
As reported	0.2130	0.1665
Pro-forma	0.2027	0.1659
Diluted earnings per share:
As reported	0.2116	0.1665
Pro-forma	0.2015	0.1659

(s)	Earnings per share and earnings per ADS

The calculation of basic earnings per share is based on the net income for the year and the weighted average number of shares of common stock outstanding during the year.

The calculation of diluted earnings per share is based on the net income for the year and the weighted average number of shares of common stock

Notes to Consolidated Financial Statements (Continued)

mentioned above and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.

A reconciliation of the net income used in calculation of basic and diluted earnings per share/ADS is as follows:

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Net income during the year	1,214	780,842	610,465
Add: accrued interest expense related to the convertible bonds	—	1,187	—
Amortization of deferred expenses	—	1,486	—

Net income during the year adjusted for accrued interest expense related to the convertible bonds and amortization of deferred expenses	1,214	783,515	610,465

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted earnings per share is as follows:

	2004	2003	2002
Weighted average number of shares of common stock used in calculation of basic earnings per share	3,668,390,900	3,666,539,983	3,666,052,900
Dilutive effect of stock options	15,405,068	3,338,970	—
Dilutive effect of convertible bonds	—	32,519,357	—

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per share	3,683,795,968	3,702,398,310	3,666,052,900

In 2002, the Company has not included the convertible bonds in the computation of diluted earnings per share/ADS because these were issued in 2003 (see Note 16 below).

The effect of the assumed conversion of the potential common stock outstanding for the year ended December 31, 2002 arising from stock option is anti-dilutive.

The diluted earnings per share/ADS calculation includes the impact of shares that would result from the conversion of convertible bonds. In addition, the related interest on convertible bonds is added back to income, since these would not be paid if the bonds were converted to share.

The effect of the assumed conversion of the potential stock outstanding for the year ended December 31, 2004 arising from the convertible bonds is anti-dilutive.

The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumption that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

Notes to Consolidated Financial Statements (Continued)

A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2004	2003	2002
Weighted average number of ADSs used in calculation of basic earnings per ADS	36,683,909	36,665,400	36,660,529
Dilutive effect of stock options	154,051	33,390	—
Dilutive effect of convertible bonds	—	325,193	—

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per ADS	36,837,960	37,023,983	36,660,529

(t)	Segmental information

Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 29.

(u)	Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments. The Group has disclosed comprehensive income, which encompasses net income in the statement of income and comprehensive income.

There was no other comprehensive income or loss for the years ended December 31, 2003 and 2002 other than net income for the two years.

(v)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.

(w)	Guarantees

Guarantees issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FASB FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. As of December 31, 2004 and 2003, the fair values of the guarantees the Group have entered into since December 31, 2002 are not material to the Group’s financial position. Please refer to Note 3(n) and Note 20(c) for details.

Notes to Consolidated Financial Statements (Continued)

(x)	Allowance for doubtful accounts

Accounts receivable are stated at the amount billed to customers. The Group recognizes allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. The Company’s estimate is based on a variety of factors, including historical collection experience, existing economic conditions and a review of the current status of the receivable. Accounts past due more than the Group’s general credit period are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(y)	Fair value of financial instruments

The estimated fair values for financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company’s financial instruments, which include cash, accounts receivable, convertible debt, intercompany receivables and payables and other payables, approximate their carrying values in the financial statements.

(z)	Other new accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that ARB No. 43 requires the recognition of abnormal amounts of idle facility expense, freight, handling costs, and spoilage as current-period charges and requires fixed production overheads to be allocated to inventory according to the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005; however, earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 should be applied prospectively. The Group considers that SFAS No. 151 will not have significant impact on its financial statements when it is adopted.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Public entities (other than those filing as small business issuers) will be required to apply this statement at the beginning of next fiscal year that begins after June 15, 2005. In March 2005, the SEC have published Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”) to give public entities guidance in applying the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards Statement No. 123R, Share-Based Payment, and to users of financial statements in analyzing the information provided under that Statement. The SAB should be applied upon the adoption of Statement

Notes to Consolidated Financial Statements (Continued)

123(R). The Group considers that SFAS No. 123(R) and SAB 107 will not have significant impact on its financial statements when it is adopted.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005, and is required to be adopted by the Group effective January 1, 2006. The Group does not expect SFAS No. 153 to have a material impact on the consolidated results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns. In December 2003, the FASB issued a revised FIN 46. The revised standard, FIN 46R, modifies or clarifies various provisions of FIN 46 and incorporates many FASB Staff Positions previously issued by the FASB. This standard replaces the original FIN 46 that was issued in January 2003. Enterprises with variable interests in variable interest entities created after January 31, 2003, are required to apply FIN 46 or FIN 46R immediately. The effective dates of FIN 46R for calendar-year foreign private issuers with variable interests in variable interest entities created before February 1, 2003 is for annual financial statements for period ending December 31, 2004.

In connection with adopting FIN46R, the Group has identified a supplier that the Group had provided a guarantee of approximately RMB 300 million, which was expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2004. The Group made and continued to make exhaustive but unsuccessful effort to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information. The Group’s maximum exposure to loss as a result of its involvement with this supplier is approximately RMB300 million, representing the guarantee to the supplier in the event of their liquidation. Except the above inability to obtain the information of the supplier, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.

In March 2005, the FASB issues Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending

Notes to Consolidated Financial Statements (Continued)

after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. The adoption of FIN 47 will not have a material impact on the Group’s consolidated financial statements.

In November 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-01 establishes additional disclosure requirements for each category of SFAS No. 115 and 124 investments in a loss position for annual periods ending after December 15, 2003. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments in reporting periods beginning after June 15, 2004 and the additional disclosures for equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method under APB Opinion 18 and related interpretation (“cost method investments”) for annual financial statements for fiscal years ending after June 15, 2004. Comparative information for the periods prior to initial application of this issue is not required. In September 2004, the EITF delayed the effective date to apply the measurement and recognition provisions relating to debt and equity securities until the FASB issues additional guidance. The Group had adopted the disclosure provisions of EITF 03-1 for the year 2004 (see Note 14 below).

In September 2004, the EITF reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. The issue requires contingently convertible debt instruments (commonly referred to as Co-Cos) to be included in diluted earnings per share, if dilutive, regardless of whether a market price contingency for the conversion of the debt into common shares or any other contingent factor has been met. Prior to this consensus, such instruments were excluded from the calculation until one or more of the contingencies were met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and does require restatement of prior period earnings per unit amounts. The adoption of this EITF does not have a material impact on the Group’s consolidated financial statements.

4.	SUBSIDY INCOME

In 2004, the Company’s subsidiaries were granted government subsidies of RMB1,815,000. In 2003, the Company was granted subsidies in the form of “tax refunds on re-investments” amounting to approximately RMB48,497,000 in relation to the Company’s re-investment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were recorded as income.

5.	INCOME TAXES

For the years ended December 31, 2004, 2003 and 2002, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

Notes to Consolidated Financial Statements (Continued)

The amount of (provision) benefit for income taxes in the consolidated income statement represents:

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Current taxation	(11,340)	(145,654)	(184,651)
Deferred taxation	74,450	1,514	38,041

	63,110	(144,140)	(146,610)

The reconciliation of the Group’s effective income tax rate, based on income before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	%	%	%
Average statutory tax rate (including state and local income tax)	17.44	21.71	18.58
Effect of statutory tax holiday	15.44	(12.66)	(9.30)
Effect of non-deductible expenses	(5.38)	3.29	6.91
Effect of valuation allowances	(15.06)	(2.11)	(1.00)
Others, not individually significant	(0.46)	2.94	2.01

Effective tax rate	11.98	13.17	17.20

Notes to Consolidated Financial Statements (Continued)

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary.

Components of deferred tax assets were as follows:

	As of December 31,
	2004	2003
	RMB’000	RMB’000
Deferred tax asset:
Research and development costs	45,683	—
Provisions and accruals	47,633	30,181
Provision for impairment of fixed assets	2,751	2,751
Amortization and provision for impairment of intangible assets	58,942	29,731
Tax losses carry forward	61,460	—

	216,469	62,663

Valuation allowance (Note)	(102,464)	(23,108)

Net deferred tax assets	114,005	39,555

Note: At December 31, 2004, valuation allowances of approximately RMB61,460,000 and RMB41,004,000 were made for deferred tax assets recognised in respect of the unused tax loss and deductible temporary difference because it is more likely than not that the tax benefit will not be realized in the foreseeable future. All the tax losses will expire in 2009. The net change in valuation allowances for the year ended December 31, 2004 was increased by approximately RMB79,356,000.

Notes to Consolidated Financial Statements (Continued)

6.	PLEDGED SHORT-TERM BANK DEPOSITS

As of December 31, 2004 and 2003, approximately RMB2,777.2 million and RMB2,264.6 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and letter of credits issued (Notes 18 and 20).

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2004	2003
	RMB’000	RMB’000
Accounts receivable	103,350	136,289
Less: Allowance for doubtful debts	(47,718)	(46,272)

	55,632	90,017

Movements of allowance for doubtful debts during the years ended December 31, 2004 and 2003 are:

	2004	2003
	RMB’000	RMB’000
Balance, beginning of year	46,272	51,749
Additional provision	2,526	4,825
Write-back of provision	(1,000)	(5,679)
Written off against accounts receivable	(80)	(4,623)

Balance, end of year	47,718	46,272

8.	NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2004 and 2003, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximated their carrying value. Approximately RMB614 million (2003: RMB281 million) of the notes receivable both from third parties and affiliated companies were pledged for the issuance of notes payable (Note 18).

9.	OTHER RECEIVABLES

Included in other receivables as of December 31, 2004 and 2003 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 15.

During 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong Investment Holdings Co., Ltd. to an affiliated company at original investment cost of Xing Yuan Dong of RMB480 million (the “Consideration”). As of December 31, 2003, other receivables include outstanding Consideration of RMB20 million.

Notes to Consolidated Financial Statements (Continued)

10.	INVENTORIES

	2004	2003
	RMB’000	RMB’000
Inventories consist of:
Raw materials	888,378	709,996
Work-in-progress	97,362	111,459
Finished goods	591,308	406,909

	1,577,048	1,228,364

11.	PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM PREPAYMENT FOR RENTAL OF LAND

Property, plant and equipment consist of:

	2004	2003
	RMB’000	RMB’000
Buildings	1,126,073	1,040,460
Machineries and equipment	3,450,089	3,105,226
Motor vehicles	101,715	93,867
Furniture, fixtures and office equipment	390,197	292,840
Construction-in-progress	789,145	570,233

	5,857,219	5,102,626

Less: Provision for impairment losses	(47,949)	(37,949)

	5,809,270	5,064,677

Less: Accumulated depreciation	(1,513,694)	(1,201,293)

Net book value	4,295,576	3,863,384

(a)	During the years ended December 31, 2004, 2003 and 2002, capitalized interest expenses amounted to approximately RMB18.4 million, RMBNil and RMB0.8 million, respectively.

(b)	Buildings amounting to approximately RMB41,022,000 and long-term prepayment for rental of land amounting to approximately RMB64,405,000 were injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year ended December 31, 2003 (see Note 27).

(c)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment with an aggregate net book value of approximately RMB358,643,000 to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration of approximately RMB384,290,000, which was mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined

Notes to Consolidated Financial Statements (Continued)

based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of the 2003 financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB17,438,000 have been accrued as of December 31, 2003.

(d)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB225,185,000 to BMW Brilliance in consideration of approximately RMB248,684,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2004 and 2003 the net book value of the buildings amounting to approximately RMB150,763,000 and RMB225,185,000 respectively were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2004 and 2003 amounting to approximately RMB74,605,000 was treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB99,768,000 (2003: RMB174,079,000) will be received from BMW Brilliance and will be accounted for as additional financing.

12.	INTANGIBLE ASSETS

	2004	2003
	RMB’000	RMB’000
Cost
Beginning of year	1,504,337	681,750
Additions	8,005	822,587

End of year	1,512,342	1,504,337

Accumulated amortization
Beginning of year	(283,861)	(56,784)
Amortization for the year	(226,041)	(227,077)

End of year	(509,902)	(283,861)

Accumulated impairment
Beginning of year	—	—
Impairment loss provision for the year	(50,000)	—

End of year	(50,000)	—

Net book value
End of year	952,440	1,220,476

Beginning of year	1,220,476	624,966

Notes to Consolidated Financial Statements (Continued)

Included in the intangible assets were mainly:

(a)	Sedan design right represents rights, titles and interests in certain design and engineering agreements and technical assistance agreement in relation to Zhonghua sedans; and

(b)	Components and parts technology right represents rights, title and interests in the design of the components and spare parts for Zhonghua sedans injected by a joint venture partner as capital into a subsidiary of the Company in 2003.

Due to the operations in the manufacture and sale of Zhonghua sedans had resulted in loss in 2004, the Group critically assessed the future economic benefit of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (b) by assessing the net cash inflow the manufacture and sale of Zhonghua sedans will bring to the Group in the future. Accordingly, impairment loss provision of RMB50 million in total was provided for these intangible assets.

For each of the five years ending December 31, 2009, the estimated amortization expense of the intangible assets in existence as of December 31, 2004 will be approximately RMB227 million.

Notes to Consolidated Financial Statements (Continued)

13. INTERESTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

Interests in associates and jointly controlled entities as of December 31, 2004 consist of:

		Percentage
		of
		equity
		interest
	Place of	held
Name of company	Establishment	indirectly	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.(“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing Fuhua”)	Chongqing, the PRC	29.403%	Trading of sedans and minibuses

Chongqing Baosheng Automotive Sale and Service Co., Ltd. (“Chongqing Baosheng”)	Chongqing, the PRC	29.403%	Trading of BMW sedans

Jointly controlled entities:
Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.005%	Manufacture and sale of BMW sedans

Shenyang HuaBao Automotive Sales Service Co., Ltd. (“Huabao”)	Shenyang, the PRC	49.005%	Trading of BMW sedans

Shanghai Kowin Automotive Component Co., Ltd. (“Kowin”)	Shanghai, the PRC	25.5%	Trading of automotive components

Notes to Consolidated Financial Statements (Continued)

The carrying values of interests in associates and jointly controlled entities are:

	2004	2003
	RMB’000	RMB’000
Interests in associates:
Shenyang Aerospace	364,158	321,636
Chongqing Fuhua	9,518	4,276
Chongqing Baosheng	3,640	—

	377,316	325,912

Interests in jointly controlled entities:
Mianyang Xinchen	387,812	358,368
Xinguang Brilliance	447,823	478,864
Huabao	4,922	7,735
BMW Brilliance	570,375	550,032
Kowin	4,342	—
Shenyang ChenBao Automotive Sales Service Co., Ltd.	—	2,500

	1,415,274	1,397,499

	1,792,590	1,723,411

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

	2004	2003
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	252,373	299,694

	375,766	423,087

Before the adoption of SFAS No. 142 as of January 1, 2002, equity method goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized. In 2004, the Group recorded an impairment charge of RMB47,320,000 for equity method goodwill associated with its operation serving in minibuses and automotive components segment due to lower than expected projected operating profits and cash flows.

Notes to Consolidated Financial Statements (Continued)

The equity shares in the income (loss) of the associated companies and jointly controlled entities in 2004 and 2003 are:

	2004	2003
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	57,854	132,331
Chongqing Fuhua	(8)	526
Chongqing Baosheng	(860)	—

	56,986	132,857

Jointly controlled entities:
Mianyang Xinchen	33,331	68,662
Xinguang Brilliance	17,173	33,388
Huabao	(2,334)	235
BMW Brilliance	21,764	(125,671)
Kowin	(659)	—

	69,275	(23,386)

	126,261	109,471

Combined unaudited financial information of the associated companies is summarized as follows:

	2004	2003
	RMB’000	RMB’000
Revenue	2,221,460	2,343,593
Profit before taxation, net	296,835	635,046
Net income	272,213	631,546

Current assets	1,135,531	1,156,831
Non-current assets	1,509,527	1,194,894

Total assets	2,645,058	2,351,725

Current liabilities	(743,600)	(531,350)
Long-term liabilities	(396,927)	(431,791)

Total liabilities	(1,140,527)	(963,141)

Total shareholders’ equity	1,504,531	1,388,584

Notes to Consolidated Financial Statements (Continued)

Combined unaudited financial information of the jointly controlled entities is summarized as follows:

	2004	2003
	RMB’000	RMB’000
Revenue	5,070,023	3,211,424
Profit/(loss) before taxation, net	135,455	(31,905)
Net income/(loss)	128,882	(47,943)

Current assets	6,686,994	4,668,626
Non-current assets	1,277,418	1,268,248

Total assets	7,964,412	5,936,874

Current liabilities	(5,934,842)	(4,297,464)
Long-term liabilities	(320,000)	—

Total liabilities	(6,254,842)	(4,297,464)

Total shareholders’ equity	1,709,570	1,639,410

14. INVESTMENT SECURITIES

The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sales securities are as follows:

	As of December 31,
	2004	2003
	RMB’000	RMB’000
Available-for-sale securities	17,305	17,305
Gross unrealized gain	28,468	—

	45,773	17,305
Unlisted securities at cost	4,138	—

	49,911	17,305

The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB28.5 million as of December 31, 2004.

Investments with an aggregate cost of RMB4 million were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107 and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

Notes to Consolidated Financial Statements (Continued)

15. PREPAYMENT FOR A LONG-TERM INVESTMENT

On December 29, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into the agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI is interested in 11% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

Although the acquisition have been approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government, the transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and the acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the equity interests of JinBei.

As of December 31, 2004 and 2003, the Group has paid RMB600 million to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

16. CONVERTIBLE BONDS

	2004	2003
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accrued interest expense	13,588	1,187

	1,667,888	1,655,487

On November 28, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Bonds”) with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.

The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share and the total potential number of shares was 336,956,522, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the Bonds previously have been redeemed or previously have matured.

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

Notes to Consolidated Financial Statements (Continued)

has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.

(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted for trading on the SEHK.

As of December 31, 2004, none of the Bonds had been converted into the ordinary shares of the Company.

17. DEFERRED EXPENSES

	2004	2003
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 16)	44,599	44,599
Amortization of deferred expenses	(10,406)	(1,486)

	34,193	43,113

Non-current portion	25,273	34,193
Current portion	8,920	8,920

	34,193	43,113

18. NOTES PAYABLE

As of December 31, 2004 and 2003, certain notes payable were bank notes secured by short-term bank deposits of approximately RMB2,375 million and RMB1,857 million, respectively, and notes receivable both from third parties and affiliated companies of approximately RMB614 million and RMB281 million, respectively.

19. TAXES PAYABLE

Taxes payable consist of:

	2004	2003
	RMB’000	RMB’000
Income taxes payable	43,974	115,887

VAT payable	13,249	24,942
Others	29,142	165,783

	42,391	190,725

	86,365	306,612

20. COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2004, the Group had approximately RMB2,201.5 million in outstanding commitments of which certain items are denominated in Deutsch Marks, Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, investment and acquisition, purchase of equipment, and others amounting to

Notes to Consolidated Financial Statements (Continued)

approximately RMB551.2 million and authorized but not contracted for capital commitment amounting to approximately RMB1,585.8 million.

As of December 31, 2004, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

RMB’000
Within one year	10,510
One to two years	4,663
Two to three years	3,641
Three to four years	3,268
Four to five years	3,268
Over five years	39,211

64,561

(b) Operating lease income

Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 24(g)). The lease terms are generally 180 months.

Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held as investments in operating leases was RMB4.7 million for the year ended December 31, 2004 respectively. Investments in operating leases are as follows:

As of December 31, 2004
RMB’000
Buildings	97,358
Accumulated depreciation	(6,544)

Net investment in operating leases	90,814

     Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31, 2004
RMB’000
Within one year	14,152
One to two years	14,152
Two to three years	14,152
Three to four years	14,152
Four to five years	14,152
Thereafter	119,112

Total	189,872

There were no contingent rentals under the respective lease contracts.

Notes to Consolidated Financial Statements (Continued)

(c) Contingent liabilities

(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2004 and 2003 amounting to approximately RMB6,118 million and RMB1,492 million, respectively.

(ii)	As of December 31, 2004, the Group had provided the following guarantees:

(1)	Corporate guarantees of approximately RMB296 million (2003: RMB690 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2004, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB296 million (2003: RMB690 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

(2)	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB221 million (2003: RMB344 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2004, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB221 million (2003: RMB344 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004. However, default by Shenyang Aerospace is considered remote

Notes to Consolidated Financial Statements (Continued)

by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

(3)	Corporate guarantees for bank loans amounting to RMB300 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004, drawn by an affiliated company of BHL. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by the affiliated company of BHL is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004. The pledge of bank deposits and the corporate guarantees were released on March 25, 2005.

(4)	Corporate guarantees of bank loans amounting to RMB100 million, which is also the maximum potential amount of future payments under the guarantee as of December 31, 2004, drawn by JinBei. Bank deposits of RMB102 million were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2004.

(iii)	As of December 31, 2004, subsidiaries of the Group had issued letter of credits amounting to approximately RMB11 million (2003: RMB32 million). Approximately RMBNil million (2003: RMB7.2 million) of the issued letter of credits was secured by pledged bank deposits.

(iv)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated January 22, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”), in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from, among other things, (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that alleged trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Notes to Consolidated Financial Statements (Continued)

Upon an application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, the Company took out a summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On December 31, 2003 the Supreme Court of Bermuda issued its judgement on the strikeout proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused.

Broadsino subsequently issued a Notice of Appeal dated June 18, 2004, whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellate Jurisdiction the decision of the Supreme Court of Bermuda dated December 31, 2003. The Company responded with a notice of cross appeal dated July 21, 2004. Following further submissions from each of Broadsino and the Company, the appeal was considered at a hearing in the Court of Appeal on March 7, 8, 9, 2005, in respect of which Broadsino was required to provide security for the Company’s costs of appeal.

The Court of Appeal of Bermuda ruled in its judgment of March 14, 2005 in the Company’s favour and dismissed Broadsino’s appeal. The Court of Appeal determined: (a) that Broadsino never had any beneficial interest in Company’s shares and as such there could be no express or resulting trust in Broadsino’s favour when the shares were transferred to the Foundation; (b) that Broadsino was paid for its interest in Shenyang Automotive and therefore there was no basis for a trust; (c) that event if Broadsino had not been paid for its interests in Shenyang Automotive there was no basis for a trust but instead a contractual claim in debt; and (d) that there was no evidence before the Court of Appeal that the Company by its directors knew of the alleged trust.

On April 5, 2005, Broadsino acting through its Bermuda counsel, has submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which seeks leave to appeal to the Privy Council with respect to the Court of Appeal’s judgement. On June 9, 2005, the Court of Appeal directed Broadsino to amend Broadsino’s notice of motion for leave to appeal. On June 27, 2005, Broadsino was granted leave to appeal the judgment of the Court of Appeal to the Privy Council in the United Kingdom, which represents the highest court of appeal in the Bermuda judicial system. As at the date of this annual report, the order granting leave to the Privy Council setting out the issues to be determined was still to be issued.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group, and intend to continue the defence of this legal action.

(v)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment

Notes to Consolidated Financial Statements (Continued)

contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On September 16, 2003, a Statement of Claim was served on the Company. On November 4, 2003, the Company filed the Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005. The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

Notes to Consolidated Financial Statements (Continued)

21. CAPITAL STOCK

	2004		2003		2002
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
	’000	’000	’000	’000	’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388	3,668,391	RMB303,388	3,666,053	RMB303,194

During 2003, an employee of the Group exercised certain of his stock options and as a result 2,338,000 shares of common stock of US$0.01 each were issued at a price of HK$1.896 per share (Note 22). These new shares ranked pari passu with existing shares.

Notes to Consolidated Financial Statements (Continued)

22. STOCK OPTIONS

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

On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital were increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme in 2004 and 2003.

No. of stock options
As of January 1, 2003	17,828
Granted	—
Exercised	(2,338)
Cancelled/lapsed	—

As of December 31, 2003	15,490
Granted	—
Exercised	—
Cancelled/lapsed	(1,000)

As of December 31, 2004	14,490

New share option scheme approved in 2002

On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s board of directors may grant options to the participants (include the Group’s employees, non-

Notes to Consolidated Financial Statements (Continued)

executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:

(a)	the closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;

(b)	the average closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and

(c)	the nominal value of the common stock.

As of December 31, 2004, no share option was granted under the New Scheme.

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

As of December 31, 2004, none of the call options had been exercised.

Notes to Consolidated Financial Statements (Continued)

Pro-forma disclosures setting forth compensation expense assuming the Company had determined it based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148 are presented in Note 3(r).

The fair value of each option granted is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants of share options in 2002 is as follows:

Risk-free interest rate	4.96%
Expected option life — Issued on December 18, 2002	1 year
Expected dividend yield	4.11%
Volatility	48.01%

23. DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2004, 2003 and 2002, the subsidiaries of the Company appropriated approximately RMB46.2 million, RMB100.0 million and RMB60.8 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2004, 2003 and 2002.

In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalization as paid-in capital of Xing Yuan Dong. Such release was credited to the capital reserve, which represents the capitalization of the retained earnings of Xing Yuan Dong and is a non-distributable reserve of the Group.

The Company’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB110.8 million and RMB29.8 million as of December 31, 2004 and 2003, respectively.

Dividends declared by the Company during 2004 and 2003 consist of:

	2004	2003
	RMB’000	RMB’000
2003 and 2002 final dividends of HK$0.01 and HK$0.01 per share, respectively	38,885	39,210
2004 and 2003 interim dividends of HK$0.005 and HK$0.01 per share, respectively	19,450	38,541

	58,335	77,751

On April 25, 2005, the Company proposed a final dividend of RMB0.005 per share totaling approximately RMB19,450,000.

Notes to Consolidated Financial Statements (Continued)

24. RELATED PARTY TRANSACTIONS

(a) Name and relationship

Name	Relationship
Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive
Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the Company or are in a position to exercise significant influence over the Company. Parties are also considered to be affiliated if they are subject to common control or common significant influence. Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:

(b) Due from affiliated companies arising from trading activities:

	2004	2003
	RMB’000	RMB’000
Due from related parties:
— Shanghai Yuantong Automobile Sales and Service Company Limited	—	355,835
— Shanghai Shenhua and its affiliated companies	386,710	54,967
— Affiliated companies of JinBei	58,312	53,242
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	4,408
— Associated companies and jointly controlled entities	75,224	46,453
— A joint venture partner of Shenyang Aerospace	882	—
— BMW Brilliance arising from the sale of machineries and equipment (note (i))	269,003	269,003

	790,131	783,908
Provision for doubtful debts	(24,720)	(9,720)

	765,411	774,188

Notes to Consolidated Financial Statements (Continued)

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(c)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	22,500	4,505
— Shanghai Shenhua	601,348	487,770
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	3,000
— Associated companies and jointly controlled entities	21,295	31,900

	645,143	527,175

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(d)	As of December 31, 2004, included in prepayments and other current assets were approximately RMB9.5 million (2003: RMB26 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

As of December 31, 2003, included in other receivables were outstanding proceeds of RMB20 million arising from the disposal of an associated company to an affiliated company in December 2002.

(e)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	276,951	375,396
— Shanghai Shenhua and its affiliated companies	40,570	84,417
— JinBei and its affiliated companies	195,166	216,559
— Other affiliated companies of BHL	8,705	2,478
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	1,037
— Affiliated companies of the joint venture partner of Xinguang Brilliance	—	4,967
— Other affiliated companies	1,330	—

	522,722	684,854

Notes to Consolidated Financial Statements (Continued)

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(f)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	2004	2003
	RMB’000	RMB’000
Notes payable to related parties:
— Shanghai Shenhua	4,116	—
— Affiliated companies of JinBei	24,229	27,272
— Associated companies and jointly controlled entities	91,892	8,059
— Other affiliated companies	925	100

	121,162	35,431

(g)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	38,127	150,637	56,438
— Shanghai Shenhua and its affiliated companies	1,895,881	1,984,715	1,664,156
— Other affiliated companies of BHL	—	504	150,390
— Shanghai Yuantong	—	—	710,100
— Associated companies and jointly controlled entities	205,849	171,512	102,024
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	5,135	—

	2,139,857	2,312,503	2,683,108

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Purchase of goods:
— JinBei and its affiliated companies	764,311	986,828	712,061
— Shanghai Shenhua and its affiliated companies	214,467	222,940	375,402
— Other affiliated companies of BHL	89,690	93,498	99,514
— Associated companies and jointly controlled entities	898,914	1,597,289	1,014,057
— Affiliated companies of the joint venture partner of Ningbo Yuming	342	16,338	14,580
— A joint venture partner of Shenyang Aerospace	39,019	—	—
Subcontracting charges to a jointly controlled entity	178,685	17,438	—

	2,185,428	2,934,331	2,215,614

Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	10,000	—	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	6,940	—	—
Finance charge to a jointly controlled entity	17,850	—	—
Operating lease rental on machineries and equipment charged by a jointly controlled entity	12,840	12,000	—
Operating lease rental from a jointly controlled entity	15,364	—	—
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	4,407	—	—
— A jointly controlled entity	1,105	—	—
Purchase of machinery from affiliated companies of JinBei	58,089	—	—

Notes to Consolidated Financial Statements (Continued)

	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Research and development expenses to third parties under contracts assumed from an affiliated company of BHL at original cost	—	—	116,000
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of BHL at original cost	—	—	18,305
Management expenses reimbursed to and consultancy fees paid to BHL	—	—	5,182

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of Zhonghua sedans.

Other significant transactions with affiliated companies consisted of:

i. Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

Notes to Consolidated Financial Statements (Continued)

ii. Guarantees provided to affiliated companies

Please refer to Note 20 (c) (ii) for details of the guarantees provided to affiliated companies.

(h) The advances to affiliated companies consisted of:

	2004	2003
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	22,528	—
— BHL and its affiliated companies	—	172,955
— Affiliated companies of JinBei	16,786	69,748
— Other affiliated companies	138	779

	39,452	243,482

Less: Provision for doubtful debt	(1,975)	—

	37,477	243,482

The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to Consolidated Financial Statements (Continued)

(i)	The advances from affiliated companies consisted of:

	2004	2003
	RMB’000	RMB’000
Advances from related parties:
— Affiliated companies of BHL	14,319	15,294
— An associated company	—	—
— An affiliated company of Shanghai Shenhua	230	—
— Affiliated companies of JinBei	945	516
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	1,845
— Other affiliated companies	382	382
— Financing received from BMW Brilliance (Note 11(d))	74,605	74,605

	90,481	92,642

Save for the financing received from BMW Brilliance as detailed in Note 11(c), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(j)	As of December 31, 2004 and 2003, the Company had advanced approximately RMB3,580.1 million and RMB3,528.1 million, respectively, to its subsidiaries, of which approximately RMB2,258.9 million and RMB2,288.9 million bear interest at 5.0% to 5.841% per annum and 5.0% to 5.8% per annum, respectively.

25. RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 20% to 23.5% of the basic salary costs of their staff for 2004 (2003: 22% to 23.5%; 2002: 23.5% to 25%) payable to a Chinese insurance company. The retirement plan contributions payable for the years ended December 31, 2004, 2003 and 2002 were approximately RMB37.5 million, RMB50.4 million and RMB26.8 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB35 million, RMB46.5 million and RMB21.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, were calculated at a certain percentage (approximately 14.8% to 23.4% in 2004, 13% to 18% in 2003 and 11% to 18.9% in 2002) of the employees’ basic salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with

Notes to Consolidated Financial Statements (Continued)

maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated income statement represents contributions payable by the Company to the fund. During the years ended December 31, 2004, 2003 and 2002, contributions amounting to approximately HK$147,000, HK$150,000 and HK$146,000, respectively, were made.

26. EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2004, no performance bonus was allocated. For the years ended December 31, 2003 and 2002, the Company accrued RMB34.4 million and RMB21.6 million, respectively, under the Plan.

27. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2004: RMB18,369,000; 2003: RMB Nil; 2002: RMB800,000)	154,041	165,924	202,968

Income taxes	127,538	163,687	112,579

During the years ended December 31, 2004, 2003 and 2002, major non-cash transactions included:

In 2003, as approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital by way of capitalization of its dividend receivable from a subsidiary amounting to approximately RMB1,152.6 million. JinBei contributed the remaining 49% of the paid-in capital by injecting buildings amounting to approximately RMB41.0 million (Note 11(b)), long-term prepayment for rental of land amounting to approximately RMB64.4 million (Note 11(b)), components and parts technology right amounting to RMB820 million (Note 12(b)) and approximately RMB182 million in cash.

Notes to Consolidated Financial Statements (Continued)

28. OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Import tariffs	56,857	104,598	68,168
Research and development costs	479,928	191,433	304,936
Foreign exchange losses/(gains)	6,011	(120)	2,786
Provision for impairments of property, plant and equipment	10,000	6,027	2,547
Provision for impairment of investment securities	—	—	8,500
Provision for doubtful debts and write off of bad debts	55,292	4,825	18,921

29. SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Group began manufacturing and selling Zhonghua sedans and BMW sedans, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Group’s reportable operating segments consist of i) manufacture and sale of minibuses and automotive components; ii) manufacture and sale of Zhonghua sedans; and iii) manufacture and sale of BMW sedans.

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

The Group provides services to a broad range of automobiles and its components. The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Company had one customer and its affiliates (see Note 24(g)) that accounted for more than ten percent of revenues. The Company reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Notes to Consolidated Financial Statements (Continued)

Business segments — 2004

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and	sale of Zhonghua	sale of BMW
	automotive components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	5,546,263	1,324,572	—	6,870,835
Elimination of intersegment revenues	(328,837)	—	—	(328,837)

Revenues from external customers	5,217,426	1,324,572	—	6,541,998

Segment income (loss) before taxation and minority interests	423,966	(882,174)	18,562	(439,646)
Unallocated amounts — corporate expenses				(87,241)

Income before taxation and minority interests				(526,887)

Segment assets as of December 31, 2004	11,848,130	5,268,699	588,455	17,705,284

Unallocated amounts — corporate assets				71,142

Total assets as of December 31, 2004				17,776,426

Other disclosures:
Depreciation of fixed assets	202,731	162,907	—	365,638
Amortization of long-term prepayment for rental of land	2,368	—	—	2,368
Amortization on intangible assets	905	225,137	—	226,042
Impairment of equity method goodwill	47,320	—	—	47,320
Interest income	56,716	2,084	—	58,800
Interest expense	169,075	13,383	—	182,458
Capital expenditure	221,838	699,031	—	920,869
Equity in earnings of associated companies and jointly controlled entities	49,845	57,854	18,562	126,261
Equity method goodwill (Note 13)	343,783	31,983	—	375,766
Goodwill	418,400	—	—	418,400

Notes to Consolidated Financial Statements (Continued)

Business segments — 2003

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and	sale of Zhonghua	sale of BMW
	automotive components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	6,942,411	3,345,332	—	10,287,743
Elimination of intersegment revenues	(178,186)	—	—	(178,186)

Revenues from external customers	6,764,225	3,345,332	—	10,109,557

Segment income (loss) before taxation and minority interests	1,386,980	133,614	(124,910)	1,395,684
Unallocated amounts — corporate expenses				(301,497)

Income before taxation and minority interests				1,094,187

Segment assets as of December 31, 2003	12,030,065	5,555,963	564,543	18,150,571

Unallocated amounts — corporate assets				137,665

Total assets as of December 31, 2003				18,288,236

Other disclosures:
Depreciation of fixed assets	197,073	250,021	—	447,094
Amortization of long-term prepayment for rental of land	2,153	—	—	2,153
Amortization on intangible assets	1,546	225,531	—	227,077
Interest income	49,535	3,137	—	52,672
Interest expense	166,074	1,037	—	167,111
Capital expenditure	1,023,356	1,005,709	—	2,029,065
Equity in earnings of associated companies and jointly controlled entities	102,050	132,331	(124,910)	109,471
Equity method goodwill (Note 13)	391,104	31,983	—	423,087
Goodwill	414,464	—	—	414,464

Notes to Consolidated Financial Statements (Continued)

30. ACCUMULATED OTHER COMPREHENSIVE INCOME

SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income only represents its net income for the years ended December 31, 2004, 2003 and 2002.

	Unrealized gain on marketable	Foreign currency	Accumulative other
	available-for-sale securities	translation adjustments	comprehensive income
	RMB’000	RMB’000	RMB’000
Balance at December 31, 2002	—	39,179	39,179
Current year change	—	—	—

Balance at December 31, 2003	—	39,179	39,179
Current year change	28,468	—	28,468

Balance at December 31, 2004	28,468	39,179	67,647

31. COMPARATIVE FIGURES

Certain comparative figures reported in previous years have been reclassified to conform to the fiscal 2004 presentation.

32. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 25, 2005.