Form 20-F
period 2005-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2006-06-26
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	Bermuda
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong

(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered

American Depositary Shares Ordinary Shares, par value US$0.01 per share	New York Stock Exchange, Inc. The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:
3,668,390,900 Ordinary Shares, par value US$0.01 per share
2,222,556 American Depositary Shares, each representing 100 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

i

CONVENTIONS
     Unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” the “Company” or “Brilliance China Automotive” are to Brilliance China Automotive Holdings Limited and its consolidated subsidiaries and their respective operations. References to “China” or “PRC” are to the People’s Republic of China, but do not apply to Hong Kong, Macau or Taiwan for purposes of this annual report.
FORWARD-LOOKING STATEMENTS
     Certain information contained in this annual report that does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. Brilliance China Automotive wishes to caution readers not to place undue reliance on any these forward-looking statements, which speak only as of the date made. Among the factors that could cause Brilliance China Automotive’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include:
•	unexpected adverse effects on the economy of the People’s Republic of China, or China, and China’s automobile sector in particular;

•	increased competition from other domestic and international automobile manufacturers;

•	our relative inexperience in manufacturing and selling sedans;

•	increased costs for raw materials and components;

•	possible further revaluation of the Renminbi against foreign currencies; and

•	fluctuations in foreign exchange rates.
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
CURRENCY TRANSLATION
     Unless otherwise specified, all references in this annual report to “U.S. dollars” or “US$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of China; all references to “H.K. dollars” or “HK$” are to Hong Kong dollars, which is the legal tender currency of Hong Kong and all references to “Euro” and “Euros” are to the legal tender currency of the European Monetary Union. On December 30, 2005, the noon buying rates in New York City for cable transfers of Renminbi, Hong Kong dollars and Euros, as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Rmb 8.0702, US$1.00 = HK$7.7533 and Euro 1.00 = US$1.1842. Unless otherwise specified, translations of amounts from Renminbi, Hong Kong dollars and Euros to U.S. dollars for the convenience of the reader have been made at those rates. No representation is made that the Renminbi, Hong Kong dollar or Euro amounts could have been, or could be converted into U.S. dollars at those rates or at any other rates. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
Historical Financial Information of Brilliance China Automotive
     The following table presents the selected consolidated financial information of Brilliance China Automotive and its subsidiaries as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, which have been derived from our audited consolidated financial statements. The selected financial information for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, the accompanying notes thereto and “Item 5 — Operating and Financial Review and Prospects”. The financial statements and footnotes for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003 are not included in this annual report.

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	2001	2002	2003	2004	2005	2005
	(Rmb, except operating data)					(US$)
Income Statement Data:
Total Sales	6,218.4	7,319.5	10,109.6	6,542.0	5,469.0	677.7
Cost of sales	4,308.0	5,411.3	7,727.1	5,491.3	5,012.0	621.1
Gross Profit	1,910.4	1,908.1	2,382.4	1,050.7	457.0	56.6
Selling, general and administrative expenses	673.4	1,067.2	1,410.1	1,510.4	1,195.3	148.1
Net income (loss)	887.1	610.5	780.8	1.2	(671.3)	(83.2)
Balance Sheet Data:
Total assets	11,696.5	13,853.7	18,288.2	17,776.4	14,692.3	1,820.6
Current assets	6,127.1	8,263.0	10,286.5	9,428.3	7,110.2	881.1
Current liabilities	5,741.7	7,332.7	8,031.0	8,187.7	8,059.8	998.7
Capital stock	303.2	303.2	303.4	303.4	303.4	37.6
Total shareholders’ equity	5,419.8	6,005.3	6,886.3	6,857.7	6,139.7	760.8
Cash Flow Statement Data:
Payment for capital expenditure	782.5	798.8	955.9	999.1	558.0	69.1
Depreciation and amortization	118.1	270.6	677.8	603.0	616.6	76.4
Net cash flows (used in) provided by operating activities	1,326.8	1,913.0	753.4	(719.3)	896.3	111.1
Net cash flows (used in) provided by investing activities	(1,398.8)	(2,209.9)	(2,491.3)	(722.4)	325.6	40.3
Net cash flows (used in) provided by financing activities	(45.8)	365.9	2,281.1	853.9	(1,622.9)	(201.1)

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	2001	2002	2003	2004	2005	2005
	(Rmb, except operating data)					(US$)
Per Share/ADS Data:
Basic earnings (loss) per share	0.25	0.17	0.21	0.0003	(0.1830)	(0.0227)
Basic earnings (loss) per ADS	25.10	16.65	21.30	0.03	(18.30)	(2.27)
Diluted earnings (loss) per share	0.25	0.17	0.21	0.0003	(0.1830)	(0.0227)
Diluted earnings (loss) per ADS	25.10	16.65	21.16	0.03	(18.30)	(2.27)
Cash dividends declared per ADS(1)	0.96	1.48	2.12	1.07	n/a	n/a
Operating Data:
Production volume (units)
Minibus — Deluxe model	9,413	8,620	9,291	7,682	8,752
Minibus — Mid-priced model	51,423	56,959	65,734	56,215	48,131

Subtotal — Minibuses	60,836	65,579	75,025	63,897	56,883
Zhonghua Sedans(2)	—	8,890	27,054	11,806	6,854

Total	60,836	74,469	102,079	75,703	63,737
Sales volume (units)
Minibus — Deluxe model	9,653	9,017	9,004	6,626	9,940
Minibus — Mid-priced model	53,356	56,121	65,614	54,992	50,060

Subtotal — Minibuses	63,009	65,138	74,618	61,618	60,000
Zhonghua Sedans(2)	—	8,816	25,600	10,982	9,000

Total	63,009	73,954	100,218	72,600	69,000

(1)	Calculated using the respective U.S. dollar to Renminbi year-end noon buying rates for the years presented. Brilliance China Automotive declared cash dividends per ordinary share in H.K. dollars in each of 2004, 2003, 2002 and 2001.

(2)	Commercial production of Zhonghua sedans began in August 2002.
Exchange Rate Information
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
2001	8.2761	8.2769	8.2776	8.2761
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
January 2006	8.0608	8.0641	8.0702	8.0596
February 2006	8.0415	8.0514	8.0616	8.0415
March 2006	8.0167	8.0333	8.0505	8.0167
April 2006	8.0165	8.0159	8.0248	8.0040
May 2006	8.0215	8.0148	8.0300	8.0005
June 2006 (through June 20, 2006)	7.9969	8.0110	8.0225	7.9969

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
(1)	Determined by averaging the rates on the last business day of each month during the respective year and on the last business day of each week during the respective month.

Risk Factors
     Brilliance China Automotive is subject to various changing competitive, economic, political and social conditions in China, as well as special concerns and significant risks not usually encountered by a United States company. These include the following:
Risks Relating to Brilliance China Automotive Minibus and Sedan Businesses
Brilliance China Automotive experienced a net loss of Rmb 671.3 million in 2005 and may not be profitable in 2006 or in subsequent years.
     Brilliance China Automotive recorded a net loss of Rmb 671.3 million (US$83.2 million) in 2005 as compared with a net income of Rmb 1.2 million (US$0.14 million) in 2004. During the same period, total sales of Brilliance China Automotive were Rmb 5,469.0 million (US$677.7 million), representing a 16.4% decrease from Rmb 6,542.0 million (US$790.4 million) in 2004. The decrease in total sales was primarily due to the decrease in the sales volumes of minibuses and the Zhonghua sedan and the decrease in average unit selling prices due to the intensified price competition of the Chinese automobile industry during 2005. There is no assurance that sales of vehicles by Brilliance China Automotive will not be affected by the highly competitive automobile market in China.
     In 2005, Brilliance China Automotive also recognized a provision for impairment of intangible assets of Rmb 173.0 million, as compared with Rmb 50.0 million in 2004, in respect of the design and development costs of the Zhonghua sedans. Provision for impairment of goodwill increased from Rmb 47.3 million in 2004 to Rmb 257.7 million in 2005, primarily due to impairment loss in relation to one of Brilliance China Automotive’s jointly controlled entities and a subsidiary. Provision for impairment of property, plant and equipment increased from Rmb 10.0 million in 2004 to Rmb 48.3 million in 2005, primarily due to the retirement from use and the change in use – from production to rental – of certain property, plant and equipment of the minibus and automotive components segment. There can be no assurance that Brilliance China Automotive will not be required to recognize a provision for impairment of intangible assets, an impairment loss on goodwill or a provision for impairment of the property, plant and equipment in 2006 or in subsequent years.
     As a result of these factors, Brilliance China Automotive experienced a net loss in 2005, and may incur losses in 2006 and in subsequent years, which could impact Brilliance China Automotive’s ability to implement its business strategy and adversely affect its financial condition.
If demand for minibuses and sedans in China does not increase, and if Shenyang Automotive does not increase its market share, the ability of Shenyang Automotive to increase its sales volume will be adversely impacted.
     The success of Brilliance China Automotive’s business strategy will depend on the ability of its 51.0%-owned subsidiary, Shenyang Brilliance JinBei Automobile Co., Ltd., or Shenyang Automotive, to increase substantially its sales volume. Such an increase can only be achieved if Shenyang Automotive increases its market share or if there is an overall increase in the size of the minibus and sedan markets in China. Although the overall unit sales of minibuses and sedans in China increased between 2000 and 2003 and we have experienced increased sales of our minibuses and Zhonghua sedans in 2003, the implementation of macro-economic policies and austerity measures in China has resulted in a significant slowdown in growth in domestic demand for automobiles since the second half of 2004. After a decrease of 17.4% from 74,618 units in 2003 to 61,618 units in 2004, Shenyang Automotive’s sales volume of minibuses decreased by 2.6% from 2004 to approximately 60,000 units in 2005. Sales volume of Zhonghua sedans decreased 57.1% from 25,600 units in 2003 to 10,982 units in 2004, and to approximately 9,000 units in 2005, representing an 18.0% decrease from 2004. The pace and strength of the recovery in the automotive industry in China remain difficult to predict. In light of this industry-wide decline in demand, as well as other factors, there can be no assurance that demand for Shenyang Automotive’s minibuses and sedans will return to previous levels. If overall demand for domestic minibuses and sedans does not increase in the future, the ability of Shenyang Automotive to increase its sales volume or market share could be adversely affected.

Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.
     Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to Brilliance China Automotive’s continued success. Brilliance China Automotive’s ability to strengthen its position within its traditional minibus segment while continue to expand into additional market segments with new products, such as sedans, will play a key role in determining its future success. In order to compete successfully within its traditional markets, as well as to enter new markets with new product offerings, Brilliance China Automotive must assess trends in consumer preferences, modify existing products or develop new products to match those trends and deliver to market these newly developed or modified products before such preferences change. Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.
Brilliance China Automotive has experienced a management turnover and could continue to have problems retaining and recruiting key personnel in the future.
     Brilliance China Automotive had a turnover of its directors and executive officers in 2004, 2005 and 2006, and this trend of management changes may continue in the future. In 2004, three of its directors had either resigned or retired. Of the three directors who resigned or retired in 2004, one was an executive director and two were independent non-executive directors. In 2005, three executive directors had resigned. Of the three directors who resigned in 2005, one was the President and Chief Executive Officer, another was the Vice President and Chief Financial Officer, and the third was the Vice Chairman, Executive Vice President and Company Secretary. In 2006, an executive director, who was appointed in 2004 as President and Chief Executive Officer to fill the then vacant positions, resigned and a non-executive director retired. While Brilliance China Automotive appointed a new President and Chief Executive Officer, a new Chief Financial Officer and new executive directors and independent non-executive directors between 2004 and now, there can be no assurance that this relatively new management team will be as effective in implementing Brilliance China Automotive’s business strategies or that any of the new strategies that the new management team may decide to implement will achieve its intended objectives.
     Brilliance China Automotive’s success depends to a large degree upon the continued contributions of key management and other personnel, some of whom could be difficult to replace. There can be no assurance that Brilliance China Automotive will be able to recruit suitable candidates, and high turnover of senior management can adversely impact Brilliance China Automotive’s stock price and customer relationships as well as make recruiting for future management positions more difficult. In addition, Brilliance China Automotive must successfully integrate any new management personnel that it recruits in order to achieve its operating objectives, and changes in other key management positions may temporarily affect its financial performance and results of operations as new management may need time to become familiar with its business. Accordingly, Brilliance China Automotive’s future financial performance will depend to a great extent on its ability to motivate and retain key management personnel.
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
     On January 21, 2003, a writ dated January 21, 2003, or the Writ, brought by Broadsino Finance Company Limited, or Broadsino, as the Plaintiff, was filed with the Supreme Court of Bermuda which alleged that the interest of the Chinese Financial Education Development Foundation, or the Foundation, in 1,446,121,500 shares of Brilliance China Automotive, or the Sale Shares, was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited, or Huachen.
     In the course of legal proceedings with Broadsino, Brilliance China Automotive achieved the following: (i) overturning on February 11, 2003 an ex parte Court Order dated January 22, 2003 which had restrained Brilliance China Automotive from, amongst other things, registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of Brilliance China Automotive; (ii) initiating on March 10, 2003, a Strikeout Summons at the Supreme Court to have the Writ and the statement of claim struck out, which proceedings were duly heard before the Supreme Court, and which resulted on December 31, 2003 in that court issuing a judgment to strike-out the Writ; (iii) challenging Broadsino’s attempts for appeal to the Court of Appeal of Bermuda, Civil Appellant jurisdiction which appeal was then dismissed by that court’s judgment of March 14, 2005 which ruled in Brilliance China Automotive’s favor; (iv) challenging at all stages Broadsino’s further attempts for leave to appeal to the Privy Council in the United Kingdom with respect to the Court of Appeal’s judgment; and (v) being awarded costs in Broadsino’s seeking of a grant of leave on November 10, 2005 in the Court of Appeal in Bermuda to withdraw its leave to appeal to the Privy Council.
     On August 7, 2003, a lawsuit was filed in the United States District Court for the District of Columbia by the former Chairman of Brilliance China Automotive and others against the Liaoning Provincial Government relating to Huachen’s ownership of certain shares of Brilliance China Automotive. On March 3, 2005, a motion to dismiss the claim in favor of Liaoning Provincial Government was granted by the District Court for lack of subject matter jurisdiction. The plaintiffs appealed to the United States Court of Appeal of the District of Columbia and a decision is pending. Brilliance China Automotive has never been named as a party to this lawsuit.
     The directors of Brilliance China Automotive do not believe the recent litigation in Bermuda or any other litigation in other jurisdictions described above have had or will have a significant impact on the financial position of Brilliance China Automotive. See “Item 8 — Financial Information — Legal Proceedings” for further details of these litigation proceedings.
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
The inability of Shenyang Automotive to access Toyota’s technical resources to upgrade Shenyang Automotive’s products, or Toyota’s provision of assistance to any of Shenyang Automotive’s competitors could negatively impact Shenyang Automotive’s sales and competitive position.
     Shenyang Automotive has historically relied to a significant extent on Toyota for technical assistance for its minibuses. On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2003. In the first half of 2004, the Granvia, which is marketed under the brand name “Granse” (known as “Grace” before February 2004) when sold in China by Brilliance China Automotive, entered into commercial production, with more than 60% of its parts and components from domestic sources. Although Shenyang Automotive has introduced new products, including its successful mid-priced minibus, incorporating styling and engineering refinements and modifications without assistance from Toyota, lack of access to Toyota’s technical resources may limit Shenyang Automotive’s ability to upgrade significantly its existing Toyota-designed products. Failure to update its existing models could eventually result in Shenyang Automotive’s products becoming technologically inferior to its competitors’ products, which could have an adverse impact on Shenyang Automotive’s sales. Although Brilliance China Automotive has no knowledge of any intention of Toyota to produce, or assist a current or potential competitor in the production of, minibuses similar to those of Shenyang Automotive in China, neither Brilliance China Automotive nor Shenyang Automotive could prohibit Toyota from doing so.

Any delay or disruption in Shenyang Automotive’s ability to obtain engines from Toyota could limit Shenyang Automotive’s ability to produce its deluxe minibuses.
     While Shenyang Automotive is currently in the process of replacing the Toyota engines used in some of its minibus models with Mitsubishi and Mianyang Xinchen engines, currently most of the engines installed in Shenyang Automotive’s deluxe minibuses are purchased from Toyota on a commercial basis. Shenyang Automotive generally maintains an inventory of Toyota engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption in its supply of engines from Toyota. Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could, however, hinder Shenyang Automotive’s ability to import engines. An extended disruption or reduction in Shenyang Automotive’s supply of Toyota engines would consequently limit Shenyang Automotive’s ability to produce deluxe minibuses.
Any delay or disruption in Shenyang Automotive’s ability to obtain engines could limit Shenyang Automotive’s ability to produce its Zhonghua sedans.
     Currently all of the Mitsubishi engines installed in Brilliance China Automotive’s Zhonghua sedans are purchased from Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, and Harbin DongAn Automotive Engine Manufacturing Co. Ltd., or Harbin DongAn, on a commercial basis. Shenyang Aerospace is an associated company of Brilliance China Automotive, in which Brilliance China Automotive has currently an indirect 12.8% equity interest. Harbin DongAn is a joint venture between Harbin DongAn Engine Group, Mitsubishi Group and Malaysia China Investment Holding Company. See “Item 4 — Information on the Company — Business Overview — Other Significant Subsidiaries, Jointly Controlled Entities and Associated Companies — Shenyang Aerospace.” Shenyang Automotive is currently in discussions with other domestic and overseas engine manufacturers, with a view towards broadening its engine sourcing for its Zhonghua sedans, and considering using foreign designs to produce domestically made engines for sedans and minibuses. Shenyang Automotive generally maintains an inventory of Mitsubishi and DongAn engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption in its supply of engines from Shenyang Aerospace and Harbin DongAn. However, there can be no assurance that Shenyang Automotive will at all times be able to obtain a steady supply of Mitsubishi engines from Shenyang Aerospace and Harbin DongAn. An extended disruption or reduction in Shenyang Aerospace’s and Harbin DongAn’s supply of engines to Shenyang Automotive would consequently limit Shenyang Automotive’s ability to produce its Zhonghua sedans.
     In addition, Shenyang Automotive plans to install engines manufactured by its new engine plant in its Zhonghua sedans. There is no assurance that these new engines will be successful or will not have quality-related problems. If Shenyang Automotive is not able to timely manufacture these new engines with the desired quality, Shenyang Automotive’s ability to produce its Zhonghua sedans may be materially and adversely effected.
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
     Brilliance China Automotive has established relationships with over 280 suppliers in the PRC and sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. Brilliance China Automotive has also made significant progress in increasing the domestic component content of its products. However, certain principal components of BMW sedans continue to be imported from overseas suppliers. For example, certain components used in sedans produced by BMW Brilliance are imported from BMW Group and certain other components used in minibuses are imported from Toyota. Because these components are imported from the BMW Group. Toyota and other suppliers in Europe and Japan, the costs as well as availability of such components may be affected by exchange rates, import restrictions, customs clearance, shipment schedules and import duties and consequently drive up Brilliance China Automotive’s costs of production. In addition, unexpected disruptions in the supply of certain components, particularly from foreign suppliers, may also require using alternative suppliers or cause delays in the production process. Furthermore, an increase in the price of electricity or certain raw materials, such as steel, may result in increased costs of production. Significant changes in the cost or availability of raw materials or components may have an adverse impact on Brilliance China Automotive’s results of operations.
Product liabilities and recall claims may adversely affect Brilliance China Automotive’s results of operation.
     Manufacturers and sellers of defective products in China may be subject to liability for losses and injury caused by such defective products under China’s laws. However, there is currently no compulsory legal requirement under PRC legislation for automobile manufacturers to maintain insurance coverage in respect of production interruption, product liability or damage to third party properties. Brilliance China Automotive does not carry product liability insurance or insurance against losses due to production insurance, product recalls or damage to third party properties. Brilliance China Automotive cannot guarantee that product liability claims will not be brought against Brilliance China Automotive or its subsidiaries and affiliates in the future, and, if such claims are successful, that such claims will not have a material adverse impact upon Brilliance China Automotive’s results of operations, or that the Chinese government will not impose new requirement for sufficient insurance to be maintained to cover the risks associated with Brilliance China Automotive’s China operations, including those of Shenyang Automotive.

Brilliance China Automotive’s business and future growth depend on availability of funding.
     Research and development is capital intensive. Capital costs are funded by Brilliance China Automotive from operating cash flow and financing. The availability of future borrowings and access to the capital markets for financing depend on prevailing market conditions and the acceptability of the financing terms offered. Brilliance China Automotive cannot assure that future financings will be available on acceptable terms, or in amounts sufficient to fund its needs. If Brilliance China Automotive fails to obtain sufficient funding, it may be unable to implement its expansion plans, which may have a material adverse impact upon its business and financial condition.
Brilliance China Automotive is required to comply with increasingly stringent environmental standards applicable to its vehicles and manufacturing facilities.
     Brilliance China Automotive’s production facilities are subject to government pollution regulations enforced by the relevant local governments. In addition, the Chinese government has set vehicle safety, exhaust and performance standards with which Brilliance China Automotive must comply. Brilliance China Automotive’s operations are sensitive to changes in the Chinese government’s environmental policies relating to all aspects of the automobile manufacturing. There is no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of Brilliance China Automotive.
Brilliance China Automotive may encounter difficulties for compliance with the Sarbanes-Oxley Act of 2002.
     The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. In preparation for the implementation of the requirements of Section 404, we are undertaking company-wide documentation of internal controls, performing the system and process evaluation and testing required. During the course of our evaluation, documentation and attestation, we may identify certain deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management‘s assertions in our financial statements. Although we will formulate plans for remedial measures to make necessary improvements to address any deficiency found, we cannot assure you that we will be able to remedy the identified deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We are also in the process of conducting further evaluation of our internal control over financial reporting and may identify other deficiencies that we may not be able to remedy in time by the deadline for compliance with Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we or our auditors may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs. Furthermore, we have already incurred considerable costs and spent significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We anticipate that we will continue to incur considerable costs and use significant resources for compliance with Section 404.

There is no assurance that the research and development carried out by Brilliance China Automotive will materialize in products that can achieve market acceptance.
     Brilliance China Automotive invests and plans to continue to invest capital and other resources to develop or acquire proprietary automobile-related technologies. As the development of proprietary technologies is a highly complex, uncertain and costly process, there is no assurance that Brilliance China Automotive can successfully develop and commercialize new products based on its new technologies and innovations (or to do so in a timely manner), or that any new products that Brilliance China Automotive introduces will achieve market acceptance. For example, Brilliance China Automotive will begin manufacturing engines at its new engine plant in late June 2006 for installation in its sedans. Brilliance China Automotive has made significant investments for the development and manufacture of these new engines and there is no assurance that the engines built at the new engine plant will achieve the desired quality or market acceptance. If Brilliance China Automotive’s efforts to develop and commercialize new products based on such technologies are unsuccessful, it may not be able to recover its investment in such technologies and may suffer losses as a result of the failure of such products.
     Moreover, if Brilliance China Automotive’s research and development capabilities are impaired, the development of Brilliance China Automotive’s products may be delayed and which, in turn, may adversely affect its business plans and operations.
Brilliance China Automotive’s intellectual property rights may be infringed by third parties and, Brilliance China Automotive may also face infringement claims brought by third parties.
     Brilliance China Automotive has adopted strict policies to protect its existing and future intellectual property under existing and future patent, copyright, trademark, trade secret and unfair competition laws. However, policing breaches of its intellectual property rights is difficult and sometimes impracticable. There is no assurance that the current measures taken by Brilliance China Automotive will prevent infringement of Brilliance China Automotive’s intellectual property rights. Counterfeit automobiles and automotive parts that improperly use Brilliance China Automotive’s brands, technology or designs could cause it to lose sales and damage its reputation, brands and product images. Even if Brilliance China Automotive succeeds in establishing infringement claims against third parties, they may be unable to pay damages and expenses.
     Brilliance China Automotive may also face infringement claims brought by third parties. These claims against Brilliance China Automotive could cause it to incur significant legal fees and other costs, divert its management’s attention and cause significant disruptions to its businesses and operations. If an infringement claim is successfully asserted against Brilliance China Automotive, it could also be required to pay substantial monetary damages and be injoined from further production or sale of certain products, which could have a material adverse effect on its businesses, results of operations and financial condition.
Brilliance China Automotive has uninsured risks.
     Brilliance China Automotive’s insurance coverage, as of December 31, 2005, includes fire, flood, riot, strike, malicious damage, business interruption, transportation, product and public liability. However, there are certain types of losses, for instance, losses resulting from acts of terrorism which are disproportionately expensive or practically infeasible for Brilliance China Automotive to fully insure against, or to insure at all. Therefore, there may be circumstances in which Brilliance China Automotive will not be fully insured for losses and liabilities, which may in turn result in the interruption of its business. These uninsured losses and liabilities could adversely affect the financial position of Brilliance China Automotive.
Brilliance China Automotive may not succeed under the “Local Branding” approach to maintain and strengthen the name recognition of its “Zhonghua” brand and may subsequently suffer loss as PRC consumers give more weight to brand recognition as they make auto purchase decisions.
     The “Zhonghua” brand is considered one of PRC’s “Local Brands” of domestically produced vehicles. This “Local Branding” approach encourages PRC auto companies to establish and grow their self-established auto name brands and to use domestic technologies, production facilities and components to build vehicles. Shenyang Automotive’s “Zhonghua” had been recognized as a well-known “Local Brand” shortly after its launch. However, because PRC customers have associated auto brands with automobile quality, innovation and reliability, and brand recognition has become an increasingly important factor in consumers’ decisions in purchasing vehicles, certain foreign auto brands still have substantial brand recognition advantage over these “Local Brands”. Thus although Shenyang Automotive has committed itself to this branding approach and has made multi-faceted efforts to boost its brand recognition, there can be no assurance that this approach will be effective in the long run, nor can there be assurance that “Zhonghua” as well as other brands Brilliance China Automotive may launch in the future can withstand the severe competition from the long- established foreign auto brands.

Risks Relating to the Minibus and Sedan Industries in China
China’s automobile demands may become more volatile due to macroeconomic factors.
     After the rapid growth between 2000 and 2003, China’s sedan industry growth has slowed significantly in 2004. In particular, the sales volume increased 75% from 2002 to 2003, as compared to only 16% from 2003 to 2004. China’s sedan industry has however showed significant improvement in 2005. According to China Automotive Technology & Research Center, sedan sales volume increased by 28.0% to 3,131,950 sedan units in 2005, compared to the 2,448,557 sedan units sold in 2004. Sales performance in China’s sedan market improved further in the first four months of 2006 with a total of 1,719,032 sedan units being sold, compared to the 1,129,497 sedan units sold in the same period in 2005, an increase of 52.2% year on year. However, there is no assurance that this growth will continue.
     The demand for automobiles in China is affected by various factors beyond Brilliance China Automotive’s control, including:
•	economic and monetary policies implemented by the Chinese government;

•	availability of automobile consumption loans;

•	availability of automobile insurance policies;

•	consumer confidence;

•	volatility in petroleum, diesel and other commodity prices; and

•	development of transportation infrastructure, for example express ways.
     If the general economy in China slows down or the Chinese government adopts new policies that adversely affect the automotive industry, the demand for automobiles is also likely to experience a significant down turn.
     Over the years, Brilliance China Automotive has been increasing its production capacities in anticipation of a significant increase in automobile demand in China. Any slow down in automobile demand in China may lead to an increase in Brilliance China Automotive’s inventory and could result in a significant underutilization of its production capacity. As a result, Brilliance China Automotive’s results of operations and financial condition could be materially and adversely affected.
Competition is intense in China’s automobile industry.
     Brilliance China Automotive currently faces intense competition mainly from other Chinese domestic automobile manufacturers. Many of Brilliance China Automotive’s competitors have joint ventures with leading foreign automobile manufacturers and may have significantly more resources than Brilliance China Automotive. Any further increase in competition may dilute Brilliance China Automotive’s market share and reduce its profit margin. The competition that Brilliance China Automotive faces also requires it to increase its marketing and development costs.
     As Chinese automotive components and parts industry is highly fragmented, Brilliance China Automotive competes with a large number of manufacturers in this market. Brilliance China Automotive also competes with other automobile manufacturers and automotive components and parts manufacturers in the hiring and retention of management and skilled employees. There can be no assurance that Brilliance China Automotive will be able to compete successfully with its competitors in the automobile and automotive components and parts industries. If Brilliance China Automotive’s competitors gain a competitive advantage in terms of value for money, product quality, brand recognition or financial resources, the market share, profitability and financial position of Brilliance China Automotive may be adversely affected.

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
     Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003, between 5% and 22.9% in 2004 and between 5% and 18.6% in 2005. In 2006, the import tariffs on automotive components were further reduced to between 5.0% and 14.3%. In 2004, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 13.8% and 10.5%, respectively, and in 2005, the average tariffs became 9.7% and 12.1% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% in 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% in 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters. In 2005, tariffs were fixed at 30% for all motor vehicles. These tariffs were further reduced to 28% in January 2006 and are scheduled for further reduction to 25% in July 2006.
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
The automobile industry is heavily regulated in China, and automobile-related regulations may become even more stringent in the future.
     Brilliance China Automotive is subject to various laws, rules and regulations in China imposed at national, provincial and municipal levels that regulate or affect China automobile manufacturing industry and automotive components and parts manufacturing industry, including:
•	crash test requirements and other safety standards in relation to automobile and automotive parts and components;

•	emission standards;

•	maximum fuel consumption;

•	minimum warranty requirements;

•	automobile recall requirements;

•	noise, waste, discharge and other pollution controls relating to manufacturing of automobiles;

•	restrictions on road use, including time restriction and segmental restriction; and
•	market entry requirements and/or minimum production requirements for automobile and automotive components and parts manufacturers.

     Moreover, every new product type must be approved by the Chinese government before it can be introduced into the market. This approval process can sometimes be lengthy, and can impact the ability of Brilliance China Automotive to introduce new products in a timely manner. This regulatory framework may limit the flexibility of Brilliance China Automotive to respond to market conditions or competition. The cost of complying with these policies and regulations can also be significant. Brilliance China Automotive’s operations are sensitive to changes in the Chinese government’s policies relating to all aspects of the automobile industry. There can be no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of Brilliance China Automotive.
     In addition, China’s regulators may introduce in the future more stringent regulations and measures which will affect Brilliance China Automotive’s automobile manufacturing and automotive components and parts manufacturing businesses. In June 2006, the regulators have announced that new measures will be introduced to trim overcapacity in the PRC automobile industry and promote local brands. For example, annual sales of automobile manufacturers in China must reach certain levels in order for them to build new manufacturing plants. The imposition of any such more stringent requirements may require Brilliance China Automotive to incur substantial and costly changes to its automobile and/or automotive components and parts designs and its business structure or organization, or restrict its ability to respond to changing market conditions or competition. Moreover, Brilliance China Automotive’s failure to comply with such laws and regulations would result in fines, penalties or lawsuits.
China’s automobile industry is significantly dependent upon the economy of China.
     The performance of China’s automobile manufacturing industry is highly dependent on general economic conditions and the purchasing power of Chinese consumers. Thus, the revenue and profits of Brilliance China Automotive are subject to cyclical fluctuations and may be adversely affected by any unfavorable changes in the economic conditions in China.
Increase in fuel prices may adversely affect demand for automobiles.
     Fuel prices (including prices of petroleum and diesel) in China reached historical heights in May 2006. Any further increase in fuel prices may:
•	have an adverse impact on China’s economy and may thereby result in a slow down for automobile demand;

•	increase Brilliance China Automotive’s production costs due to increase in costs of petrochemical products; and

•	discourage customers from purchasing automobiles due to increased running costs.
     If fuel prices continue to increase or remain at high levels, Brilliance China Automotive’s sales and profitability could be materially and adversely affected.
China’s re-adjustment of consumption taxes on vehicles may cause decline of demand for certain models Brilliance China Automotive currently manufactures.
     On April 1, 2006, the State Administration of Taxation of China, in an effort to encourage environmental protection and fuel efficiency, re-adjusted consumption tax rates on passenger vehicles. Before the re-adjustment, the consumption tax rate for passenger vehicles was a three- tiered system: 3% for automobiles with engine displacement lower than 1.0-liter; 5% for automobiles with engine displacements between 1.0 liter and 2.0-liter, and 8% for automobiles with engine displacements above 2.0-liter. After the re-adjustment, tax rates on vehicles with smaller engines (under 2.0-liter) either fell or remained unaltered, whereas tax rates on automobile with larger engines were raised. The new tax rates are: 3% for 0.0-1.5-liter; 5% for 1.51-2.0-liter; 9% for 2.01-2.5-liter; 12% for 2.51-3.0-liter; 15% for 3.01-3.5-liter; and 20% for 4.0-liter and above. Consequently, the tax rates on the BMW 3 and 5 series sedans produced by BMW Brilliance, as well as the 2.4-liter Zhonghua sedans have been raised by this re-adjustment. As a result of this new consumption tax regime, the prices of the above-mentioned vehicles have increased, which may lower demand for these vehicles in 2006 and subsequent years, and therefore negatively impact Brilliance China Automotive’s businesses and results of operations.

Risks Relating to China’s Economy and Regulatory System
China’s economic, political and social conditions, as well as government policies, could affect Brilliance China Automotive’s businesses.
     China’s economy differs from the economies of most developed countries in many respects, including:
•	extent of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.
     While China’s economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among the various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on Brilliance China Automotive’s operations. For example, Brilliance China Automotive’s financial condition and results of operations may be adversely affected by the Chinese government’s control over capital investments or any changes in tax regulations or foreign exchange controls that are applicable to it.
     China’s economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating the development of industries in China by imposing top-down policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
Exchange rates fluctuations may affect the results of operations of Brilliance China Automotive.
     Brilliance China Automotive’s major operations are based in China and a significant proportion of its turnover is derived from its operations in China.
     Renminbi was revalued on July 21, 2005 to Rmb 8.11 per US$1.00 from its previously pegged rate of Rmb 8.28 per US$1.00. The People’s Bank of China also announced that Renminbi would be pegged to a basket of foreign currencies, rather than tied solely to the U.S. dollars, and would trade within a 0.3% band against this basket of currencies, which includes, without limitation, U.S. dollars, Euro, Japanese yen, South Korean won, British pounds, Thai baht and Russia ruble. There is no assurance on whether there will be any further revaluation of Renminbi. Any further revaluation of Renminbi may adversely affect China’s economy and may therefore lead to a down turn in the automobile demand in China.

Budgetary constraints on China’s government entities and state enterprises could affect Shenyang Automotive’s sales and pricing of products.
     Brilliance China Automotive believes that approximately 30% and 35% of Shenyang Automotive’s 2005 revenues from minibuses and sedans, respectively, were derived from sales to governmental agencies and certain state-run enterprises. Because of Shenyang Automotive’s customer composition, sales and pricing of its products can be affected by budgetary constraints applicable to government entities and state enterprises.
Any significant failure or disruption of China’s banking system could materially and adversely affect Brilliance China Automotive’s ability to obtain credit.
     Most major banks in China are owned by the Chinese government. Most of these banks have historically extended significant amounts of loans according to governmental policy rather than for commercial reasons. As a result, these banks currently have significant loans outstanding to state-owned enterprises, many of which have incurred recurring and material losses. Consequently, many banks in China have substantial levels of loans that are not current with respect to payments of either interest or principal and may not have made adequate provisions to cover potential losses on these loans. Any significant failure or disruption of China’s banking system could materially and adversely affect Brilliance China Automotive’s ability to obtain credit and the economic environment in which it conducts its business and may also affect its customers and distributors.
Shenyang Automotive’s ability to obtain sufficient foreign exchange to satisfy its requirements is dependent on authorization of the State Administration of Foreign Exchange of China.
     Substantially all of the revenues of Shenyang Automotive are denominated in Renminbi, while some of its operating expenses, purchase costs of components and capital expenditures are denominated in foreign currencies. The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange of China, under the authority of the People’s Bank of China, regulates the conversion of Renminbi into foreign currency. There can be no assurance that the current authorizations for foreign-invested enterprises, such as Shenyang Automotive, to retain its foreign exchange to satisfy foreign exchange liabilities or to pay dividends in the future will not be limited or eliminated or that Shenyang Automotive will be able to obtain sufficient foreign exchange to pay dividends and to satisfy their other foreign exchange requirements.
There are inherent uncertainties in China’s legal system which may affect Brilliance China Automotive.
     China’s legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents.
     Since 1979, the Chinese government has begun to promulgate a comprehensive system of laws and has introduced many new laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new changes to existing laws and the abrogation of local regulations by national laws could have a negative impact on the business and prospects of Brilliance China Automotive and its joint ventures. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement may involve significant uncertainty. The interpretation of PRC laws may be subject to policy changes which reflect domestic political changes. As China’s legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may have an adverse effect on Brilliance China Automotive’s prospects, financial condition and results of operations.

Other Risks
There can be no assurance that there will not be another significant outbreak of a highly contagious disease.
     In 2003, there was an outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC, Singapore, Hong Kong, other Asian countries and Canada. The SARS outbreak had a significant adverse impact on the economies of the affected countries. Recently, there have been media reports regarding the spread of the H5N1 virus or “Avian Influenza A” among birds, poultry and in some isolated cases, transmission of Avian Influenza A virus from animals to human beings. There can be no assurance that there will not be another significant outbreak of a severe contagious disease. If such an outbreak were to occur, it may have a material adverse impact on the operations of Brilliance China Automotive and its results of operations may suffer.
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
     On December 29, 2003, Brilliance China Automotive, through Shenyang XinJinBei Investment and Development Co., Ltd., or SXID, and Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, its 99.0% and 98.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang XinJinBei Investment Co., Ltd, or SXI. SAIAM and SXI own 29.9% and 11%, respectively, of the issued share capital of JinBei. Upon the completion of the acquisition and the receipt of government approvals for the transaction, which is expected by the end of 2006, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from 51.0% to approximately 70.7%.
     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. On May 18, 1998, Brilliance China Automotive acquired 50% and 51% equity interests, respectively, in Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, a manufacturer of gasoline engines for use in passenger vehicles and light duty trucks, and Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, a producer of automobile windows and window molding and stripping. Mianyang Xinchen is a Sino-foreign joint venture whose 50-year term will expire in 2048. Ningbo Yuming is a wholly foreign-owned enterprise with a 50-year term that will expire in 2043. On October 19, 2004, Brilliance China Automotive, through its subsidiary Beston Asia Investment Limited, entered into an agreement with Ms. Chen Qiuling for the acquisition of her 49% interest in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant Chinese authorities on November 25, 2004 and Ningbo Yuming has thus become a wholly owned subsidiary of Brilliance China Automotive.
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

     On October 12, 1998, June 9, 2000 and July 3, 2000, Brilliance China Automotive established wholly owned subsidiaries (1) Shenyang XingYuanDong Automobile Component Co., Ltd., or Xing Yuan Dong, (2) Ningbo Brilliance Ruixing Auto Components Co., Ltd., or Ningbo Brilliance Ruixing, and (3) Mianyang Brilliance Ruian Automotive Components Co., Ltd., or Mianyang Brilliance Ruian, respectively, to centralize and consolidate the sourcing of automotive parts and components for Shenyang Automotive, Ningbo Yuming, and Mianyang Xinchen, respectively. In order to maintain their preferential tax treatment from the Chinese government, Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian all began manufacturing automotive components in 2001.
     Under an acquisition agreement dated April 25, 1998 between Shenyang Automotive and Shenyang State Assets Administration Bureau, Shenyang Automotive was to acquire a 21.0% indirect interest in Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, a Sino-foreign equity joint venture. A revised agreement was subsequently signed on August 15, 1999 among Shenyang Automotive, Shenyang State Assets Administration Bureau, Shanghai Brilliance Industrial Company Limited and Xing Yuan Dong, under which Shenyang Automotive’s effective interest in Shenyang Aerospace was reduced to 16.8% in exchange for cash consideration and the remaining 4.2% effective interest was transferred to Xing Yuan Dong at cost. At the completion of the transfer on May 25, 2000, Brilliance China Automotive’s indirect effective interest in Shenyang Aerospace was 12.8% with Mitsubishi Motors Corporation, or MMC, Mitsubishi Corporate, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua Motors Engine Co., Ltd., or Shenyang Jianhua, owning equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0%, respectively. Pursuant to a share transfer agreement dated September 29, 2005, Shenyang Jianhua agreed to sell to MMC 2% interest in Shenyang Aerospace. The transfer has yet to be approved by the relevant authorities in China. Upon completion of the transfer, each of Shenyang Jianhua and MMC will own an equity interests of 19.0% and 27.0% in Shenyang Aerospace, respectively. Upon completion of the acquisition of additional shares in JinBei and the receipt of approvals from relevant PRC authorities for the transfer, which is expected by the end of 2006, Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 14.6%.
     At the end of 1998, Shenyang Automotive began to construct new production lines for the manufacture of sedans and multi-purpose vehicles, or MPVs. These new production lines were completed in mid-2002 and reached a total annual production capacity of 100,000 sedans or MPVs as at the end of 2002. Beginning in 1999, Shenyang Automotive implemented an expansion of its minibus facilities that resulted in an increase in its annual production capacity for deluxe and mid-priced minibuses from 40,000 units to 70,000 units in 2002 (based on two shifts per day). The stamping and assembly workshops currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. In 2003, Shenyang Automotive constructed a new painting facility with a capacity of 120,000 units per year. In June 2005, Shenyang Automotive invested and built a new engine plant with an initial planned capacity of 50,000 engines per year. The new engine plant is expected to commence commercial production in late June 2006.
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
     The Zhonghua sedan, designed by the world-renowned Italdesign, was launched to the market in China in August 2002, after approval for production and sale of the Zhonghua sedan was obtained from the Chinese government in May 2002. The latest model, Junjie, was launched in March 2006.
     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.6%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in the joint venture to 49.0% by further increasing its interest in SJAI from 89.1% to 98.0%. BMW Brilliance received its business license on May 22, 2003 and introduced the BMW designed and branded 3-Series and 5-Series sedans in China in October and November of 2003, respectively, based on knockdown kits supplied by BMW. BMW Brilliance also launched the new 3-Series sedans in China in September 2005. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3-Series and 5-Series sedans.
     Brilliance China Automotive currently has no material acquisitions or divestitures planned or pending.
     For additional information see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

Business Overview
     Brilliance China Automotive’s core businesses are the manufacture and sale of minibuses and Zhonghua sedans in China through its subsidiary, Shenyang Automotive. Brilliance China Automotive also has a joint venture with BMW Holding to produce and sell 3-Series and 5-Series sedans in China. In 2005, Shenyang Automotive sold a total of approximately 60,000 minibuses and 9,000 Zhonghua sedans. In the year ended December 31, 2005, a total of 17,501 of the BMW sedans were sold. Currently, Shenyang Automotive has an annual production capacity of 80,000 units of deluxe and mid-priced minibuses (based on two shifts per day), 120,000 units of deluxe and mid-priced minibuses (based on three shifts per day), and 70,000 units of Zhonghua sedans (based on two shifts per day). BMW Brilliance currently has an annual production capacity of 30,000 units (based on two shifts per day). In addition, Brilliance China Automotive has also established strategic partnerships or working relationships with various other leading global automotive companies, including Toyota, Mitsubishi, FEV Motorentechnik Gmbh, Porshe and Italdesign S.p.A.
     Shenyang Automotive’s production facilities are located in the industrial city of Shenyang, the capital of Liaoning Province in northeastern China. Shenyang Automotive’s principal products are the deluxe minibus, the mid-priced minibus and the Zhonghua sedan. Mid-priced minibuses accounted for approximately 54.7% of the total sales revenue of Brilliance China Automotive in 2005. The deluxe and mid-priced minibuses are 8 to 15-seat minibuses adapted from Toyota’s Hiace minibus (marketed under the name of “Hiase” in China) and Granvia minibuses (marketed under the name of “Granse” in China).
     In 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this engine in the mid-priced minibus, currently all of Shenyang Automotive’s minibuses meet European II emission standards. Since 2004, the Chinese government has been encouraging its automobile manufacturers to meet the European III emission standards. Currently, most of the minibuses and Zhonghua sedans with manual transmissions have complied with the European III emission standards. It is expected that all remaining minibuses and Zhonghua sedans will meet the European III emission standards by the end of 2007.
     On May 22, 2003, BMW Brilliance received its business license issued by the Shenyang City Administration for Industry and Commerce. Commercial production of BMW-designed and branded sedans commenced in September 2003 based on knockdown kits supplied by BMW Group. The 3-Series BMW sedans were launched in the market in October 2003 and the 5-Series were launched in November 2003. BMW Brilliance launched new versions of the 3-Series in September 2005. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3- and 5-Series sedans. However, a large portion of the production of these vehicles, especially the newly introduced sedans, is still primarily based upon complete knockdown parts supplied by BMW Group.
     In 2005, Shenyang Automotive’s sales volume decreased 5.0% from approximately 72,600 units in 2004 to approximately 69,000 units in 2005. The 2005 sales figure comprises approximately 60,000 minibuses and approximately 9,000 Zhonghua sedans. The decrease in overall sales was primarily due to the decrease in the sales volume of minibuses and the significant decrease in the sales volume of the Zhonghua sedans due to general production overcapacity and intensified price competition in China’s automobile industry. Our joint venture, BMW Brilliance sold 17,501 BMW-branded sedans in 2005, compared to 8,708 in 2004. Shenyang Automotive’s sales in China has been supported by a substantial network of approximately 200 minibus distributors, including approximately 100 exclusive minibus distributors, and approximately 120 sedan distributors, as well as approximately 380 after-sales service centers for minibuses and approximately 190 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, with sales, after-sales service, spare parts and surveys offered by the same dealership outlet. As of the end of 2005, Shenyang Automotive had approximately 70 4S dealership outlets for minibuses and approximately 70 4S dealership outlets for Zhonghua sedans nationwide.
     For the year ended December 31, 2005, Brilliance China Automotive reported sales of Rmb 5,469.0 million (US$677.7 million), representing a decrease of approximately 16.4% compared to 2004 and net loss of Rmb 671.3 million (US$83.2 million) compared with a net income of Rmb 1.2 million (US$0.14 million) in 2004. The decrease in sales and net loss was primarily due to the decrease in sales volume of Shenyang Automotive, especially for the Zhonghua sedans, and the decrease in average unit selling prices, resulting from general production overcapacity and intensified price competition faced by the PRC automobile manufacturers in 2005 that were exacerbated by rising global fuel prices, which led to an increase in petrol prices in the PRC.

Principal Products
     Shenyang Automotive’s principal products are minibuses and the Zhonghua sedans. Our joint venture with BMW, BMW Brilliance, also produces BMW 3- and 5-Series sedans.
     Shenyang Automotive’s principal minibus products are the deluxe minibus and the mid-priced minibus, which constituted approximately 17.5% and 54.7% of Brilliance China Automotive’s total sales revenue in 2005, respectively. These vehicles are used primarily for passenger transportation but can also be modified for use as police vans, ambulances or other specialty vehicles. Shenyang Automotive sells all of its minibuses under the JinBei brand name in a variety of models designed to meet the requirements of particular market segments. Brilliance China Automotive believes that Shenyang Automotive’s minibuses have established a reputation in China for high quality and reliability that has enabled Shenyang Automotive to maintain its market-leading position in recent years. Shenyang Automotive commenced production of the high-end Granse model in 2002 based on semi-knockdown kits from Toyota and started production of the domestic version of the Granse model using domestic parts and components in the first half of 2004.
     Shenyang Automotive’s Zhonghua sedan was introduced to the commercial market in China in August 2002 and constituted approximately 20.2% and 15.8% of Brilliance China Automotive’s total sales revenue in 2004 and 2005, respectively. The initial model was a five-seat manual transmission sedan with a 4-cylinder, 2.0-liter Mitsubishi engine. Shenyang Automotive now also produces manual transmission Zhonghua sedans with 2.4-liter engines and automatic transmission versions with both 2.0-liter and 2.4-liter engines. In December 2004, the “facelift” version of the Zhonghua model, known as “Zunchi”, was launched. In March 2006, Shenyang Automotive launched another Zhonghua model, Junjie, which features a 1.6-liter, 1.8-liter or 2.0-liter engine with manual or automatic transmission.
     The following table sets forth certain information with respect to Shenyang Automotive’s principal products as of the date of this annual report.

	Deluxe
	Minibus	Deluxe	Mid-priced	Zhonghua	Zhonghua
	(Granvia or	Minibus	Minibus	Sedan	Sedan
	“Granse” Model(1))	(Hiase Model)	(Hiase Model)	Zunchi	Junjie
Maximum number of passengers	7-8	15	15	5	5

Engine type	Toyota 4-cylinder 2.7 liter gasoline engine and Mianyang Xinchen 2.7 liter gasoline engine	Toyota 4-cylinder 2.4 liter gasoline engine and Mitsubishi 2.4 liter gasoline engine	Mianyang Xinchen and Shenyang Xinguang 4-cylinder 2.2 liter gasoline engine	Mitsubishi 4-cylinder 2.0 and 2.4 liter gasoline engine	Mitsubishi 4-cylinder 1.8 and 2.0 liter and Mitsubishi DongAn 1.6 liter gasoline engine

Horsepower	105	100.6	92.5	122-130	134-173

Price Range in Rmb(2)	119,800-239,800	121,800-156,800	64,800-101,800	105,800-209,800	85,800-128,800

Fuel Consumption (Liters/100 km)(3)(4)	10	10	9.8	6.8(MT)/ 7.6(AT)	10.1 (MT)/ 10.7 (AT)

Maximum speed(4)	158 km/hr	130 km/hr	130 km/hr	195 km/hr (MT)/ 185 km/hr (AT)	185 km/hr (MT)/ 180 km/hr (AT)

Domestic component content	> 80%	> 85%	100%	92-100%	90-99%

Length	4.7 m	4.8 m	4.8 m	4.88 m	4.65 m

(1)	Known as “Grace” before February 2004.

(2)	Actual price depends on specific model.

(3)	Based on an average speed of 50-55 kilometers per hour for minibuses and 80 kilometers per hour for sedans.

(4)	MT denotes manual transmission and AT denotes automatic transmission.
     The following table sets forth certain information with respect to BMW Brilliance’s principal products as of the date of this annual report.

	BMW Brilliance	BMW Brilliance
	3-Series Sedan	5-Series Sedan
Models	Series 320 and 325	Series 520, 525 and 530

Maximum number of passengers	5	5

Engine types	BMW 4 and 6-cylinder 1.9 liter and 2.5 liter gasoline engines	BMW 6-cylinder 2.0 liter, 2.5 liter and 3.0 liter gasoline engines

Horsepower	150 – 218 bhp	170 — 231 bhp

Price range in Rmb(1)	338,000 — 454,200	484,300 — 648,800

Fuel Consumption (Liters/100 km)(2)	7.4 — 8.4	9.8 — 9.9

Maximum speed	220 — 245 km/hr	230 — 250 km/hr

Length	4.52 m	4.84 m

(1)	Actual price depends on specific model.

(2)	Based on an average speed of 80 kilometers per hour.

     Deluxe minibus. The deluxe minibus has historically been Shenyang Automotive’s flagship product and is among the highest quality, most technologically advanced minibuses currently produced in China. The deluxe minibus is used primarily as a passenger vehicle and features air conditioning, optional power steering, power windows, automatic locks, a rear window wiper, full interior carpeting and alternative interior configurations.
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
     On December 17, 2001, Shenyang Automotive entered into an agreement with Toyota for the technology transfer of the fifth generation of the Toyota minibus — the Granvia — for which production based upon semi-knockdown kits from Toyota commenced in 2002. Shenyang Automotive began producing the Granvia using domestic parts in the first half of 2004. The Granvia is marketed under the brand name Granse (known as “Grace” before February 2004) when sold in China by Shenyang Automotive. The Granse minibus exhibits several improvements over the fourth generation minibus, including more responsive performance when carrying heavy loads, better handling, better maneuverability, 360-degree interior moveable seats and a more luxurious and comfortable interior.
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
     In 2002, Shenyang Automotive introduced three new minibus models to the market, including mid-priced minibuses that utilize Mitsubishi engines and in 2003 Shenyang Automotive launched the updated versions of these minibus models. In 2004, Shenyang Automotive launched lower-priced models with more limited features in response to market demand and in the first half of 2005, a lower-priced domestic version of the Granse was launched. Early 2006, Shenyang Automotive launched the manual transmission model of the minibuses meeting the European III emission standards.
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
     On March 27, 2001, Brilliance China Automotive entered into a three-year technical assistance agreement with BMW Group under which BMW engineers provide consulting services to help in the initial stages of production of Zhonghua sedans at Shenyang Automotive’s sedan production facilities in Shenyang, including assistance in achieving and maintaining the desired level of production quality. A similar agreement entered into in early 2006 between Shenyang Automotive and BMW Group regarding the technical support program for the Junjie sedan will expire in July 2006.
     The following table sets forth Brilliance China Automotive’s revenues by category, for the years 2003 through 2005:

	2003		2004		2005
	Revenue		Revenue		Revenue
	(Rmb million)%		(Rmb million)%		(Rmb million)%
Minibus sales
Deluxe minibus	1,284	12.7	960	14.7	958	17.5
Mid-priced minibus	4,962	49.1	3,797	58.1	2,989	54.7
Zhonghua sedan sales(1)	3,345	33.1	1,324	20.2	863	15.8

Subtotal	9,591	94.9	6,081	93.0	4,810	88.0
Other sources of income(2)	519	5.1	461	7.0	659	12.0

Total	10,110	100.0	6,542	100.0	5,469	100.0

(1)	Commercial launch of the Zhonghua sedan occurred in August 2002.

(2)	Including sales of components and scrap metal.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and Zhonghua sedan sales revenue throughout China for the years 2003 through 2005:

	2003		2004		2005
Province/	Revenue		Revenue		Revenue
Municipality	(Rmb million)%		(Rmb million)%		(Rmb million)%
Beijing	1,686	17.6	1,131	18.6	755	15.7
Guangdong	1,502	15.7	821	13.5	529	11.0
Liaoning	964	10.1	644	10.6	567	11.8
Shanghai	720	7.5	566	9.3	452	9.4
Jiangsu	660	6.9	389	6.4	283	5.9
Zhejiang	686	7.1	328	5.4	188	3.9
Shandong	465	4.8	237	3.9	183	3.8
Tianjin	257	2.7	183	3.0	115	2.4
Heilongjiang	212	2.2	134	2.2	82	1.7
Hebei	226	2.4	128	2.1	87	1.8
Hubei	189	2.0	128	2.1	82	1.7
Hunan	180	1.9	128	2.1	96	2.0
Shaanxi	165	1.7	128	2.1	77	1.6
Henan	168	1.7	110	1.8	106	2.2
Sichuan	240	2.5	103	1.7	115	2.4
Shanxi	106	1.1	103	1.7	72	1.5
Fujian	184	1.9	91	1.5	63	1.3
Jilin	136	1.4	85	1.4	72	1.5
Chongqing	145	1.5	85	1.4	48	1.0
Xinjiang	117	1.2	79	1.3	63	1.3
Yunnan	89	0.9	79	1.3	43	0.9
Anhui	102	1.1	79	1.3	53	1.1
Guangxi	96	1.0	73	1.2	34	0.7
Jiangxi	77	0.8	55	0.9	34	0.7
Inner Mongolia	44	0.5	49	0.8	34	0.7
Guizhou	52	0.5	30	0.5	19	0.4
Hainan	—	—	18	0.3	106	2.2
Other(1)	123	1.3	97	1.6	452	9.4

Total	9,591	100.0	6,081	100.0	4,810	100.0

(1)	Gansu, Ningxia, Qinghai and Tibet as well as export to other countries.

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
     The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. As of December 31, 2005, Brilliance China Automotive had injected approximately Rmb 688.5 million into the joint venture. The joint venture is 50%-owned by each of SJAI and BMW Holding and has a term of 15 years starting from May 22, 2003, the date of issuance of the joint venture’s business license, which may be extended by mutual consent of the parties to the joint venture. The business scope of the joint venture is to produce and sell BMW-designed and branded passenger cars, engines, parts and components and to provide after-sales services (including repair, maintenance and spare parts) relating to its products. Profits of the joint venture are shared equally by SJAI and BMW Holding, in proportion to their respective contributions to the registered capital of the joint venture. This joint venture contract prohibits Brilliance China Automotive from entering into similar ventures with other automobile manufacturers for the manufacture and sale of premium sedans in China.
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
     On May 22, 2003, the business license for the joint venture was issued by the Shenyang City Administration for Industry and Commerce. BMW Brilliance started the production of the 3-Series BMW sedans in September 2003 and the 5-Series BMW sedans in November 2003 based on semiknockdown kits supplied by BMW Group. In September 2005, BMW Brilliance launched a new model of the 3-Series BMW sedans. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3-Series and 5-Series sedans. However, a large portion of the production of these sedans, especially the newly introduced sedans, is still primarily based on complete knockdown parts supplied by BMW Group.
Production Process
Minibus Production Process and Equipment
•	Stamping. Shenyang Automotive produces its own semi-finished steel sheets for stamping on a “roll, drop and stack” production line. Stamping is carried out at nine production stations that utilize 36 domestic and imported presses, the largest of which is calibrated at 3,200 tons and is used to stamp roofs and side panels for the deluxe and mid-priced minibuses. The 198 and 277 dies used for stamping and cutting body components for the Hiase and Granse minibuses, respectively, were purchased from Toyota. Substantially all of the stamped metal vehicle components utilized in Shenyang Automotive’s minibuses are produced in this stamping workshop.

•	Welding. The welding workshop consists of 2 production lines and 13 process conveying lines, among which the Hiase has 6 lines and the Granse has 7 lines. Each line is focused on a different section of the minibus. These lines were manufactured with Toyota technology and utilize a combination of manual welding and automatic robotic welding, the latter of which is utilized for the more difficult welding points. Each welding station is equipped with a domestically manufactured testing machine. The annual production capacity based on two shifts is 120,000 units among which 80,000 units are dedicated to the existing minibuses and 40,000 units to the Granse.

•	Painting. Shenyang Automotive currently operates a 50,000 square foot painting workshop that was set up at the beginning of 2004 to enhance the production capacity. The new painting workshop has three floors, each with its own function. The new workshop has an annual production capacity of 120,000 units, with space reserved for expansion up to an annual production capacity of 150,000. The new workshop uses a painting method that combines the use of a conveyor, automated machine and robotic machine. Steps taken to prepare the vehicle body for painting include de-greasing, rinsing, phosphatization and electrophoretic coating. Using the “3C1B” process, each of three coats of paint is applied by a sprayer to the minibus body and dried in a heated drying chamber. The specialized pre-painting preparation of the vehicle allows the frame to withstand corrosion for eight years. Also, the high standard of cleanliness in the painting workshop and the advanced paint sprayers used allow Shenyang Automotive to reduce environmental pollution, provide better working conditions for the painting workshop employees, conserve raw materials and ensure that each minibus receives three consistent, high-quality coats of paint. Finally, various quality control tests are conducted, including measurement of the luster and thickness of the paint on each vehicle.

•	Assembly. Shenyang Automotive’s final assembly workshop is equipped with a combination single slot, hanging and double slot conveyor. The conveyor is 570 meters long, has 86 separate workstations and is capable of producing minibuses at the rate of one every 160 seconds. Shenyang Automotive also developed jointly with the Shenyang Automation Research Center of the China Science Institute an automated lifting system that is used in the assembly of the power train, rear chassis and crank case, as well as a computerized hydraulic machine for carrying out the transfer from a single rail conveyor onto a hanging line conveyor — the first of its kind to be developed in China.

•	Testing. Shenyang Automotive employs an advanced comprehensive vehicle testing system to ensure that each vehicle conforms to specifications, including wheel alignment, exhaust emissions, steering, braking and engine performance and testing, and windshield leakage testing. All of these final testing procedures are also supported by a comprehensive quality control staff that monitors each step of the production process. See “— Business Overview — Quality Control” below.
Zhonghua Sedan Production Process and Equipment
•	Stamping. At present, 147 pieces for 206 types of large and medium parts of the Zhonghua sedan (including Zunchi and Junjie) are produced in the stamping (or pressing) workshop. There are 593 imported and domestically produced moulds, five large and medium pressing lines, among which the line producing large (2,300 ton) parts was imported from Schuler of Germany and is equipped with robots to handle automated production. There is also an uncoiling and blanking line from Schuler, which can supply parts for up to seven production lines, as well as a 100-ton molding press imported from Kawasaki of Japan. The other pressing lines were purchased from a domestic equipment manufacturer.

•	Welding. The welding workshop is required to assemble and weld 394 separate panels, 30 machined parts, 10 roll-pressed parts and 30 standard parts. This line was designed, manufactured and installed by Kuka of Germany. The welding line consists of 24 zones and 331 stations, and is capable of spot-welding, carbon dioxide welding, project welding, T-stud welding, sealing, brazing and hemming. At present, there are 43 working robots in this workshop, which are used to weld, seal and inspect at the most important stations on the line. The SKID apparatus that transports components both on the ground and overhead adds speed and efficiency to the welding process.

•	Painting. Zhonghua sedans and the BMW-branded sedans share the same painting line. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process include pre-treatment, E-coat, sealing, PVC, primer, top-coat and cavity wax. The painting line is highly mechanized and automated, with a central control system imported from Siemens. The painting line may switch paints of different colors within 10 seconds and 15 paints of different colors may be used in the same painting line. All of the paints and other materials utilized in paint workshop are high quality products sourced both from within China and abroad.

•	Assembly and Testing. The performance of the assembly and testing workshop is guided by an information system based on bar code technology. The layout of the final assembly shop is designed by Schenck Engineering of Germany and consists of the body buffer line, main production line, test line, water proof line, finishing line and marriage line, as well as various sub-lines and a rework area. The assembly line utilizes a double-track conveyer system for transporting the vehicles through each process.

•	Instrument Production. The instrument panel workshop, occupying an area of 3,700 square meters, produces Zhonghua instrument panels. The processes include vacuum shaping, foaming, hydrocutting and welding, and use seven different machines. The workshop has a high production capacity for the production of parts and assembly of instrument panels.

BMW Sedan Production Process
     The automotive production process employed by BMW Brilliance is generally divided into four stages: welding, painting, assembly and testing. In each stage, BMW Brilliance utilizes equipment primarily imported from Germany. Each stage of the manufacturing process is also carefully monitored both by quality control engineers and through specialized testing equipment to ensure that the final product achieves the specified BMW Group’s quality standards.
•	Welding. The manufacturing and welding process in the welding workshop is performed according to the BMW Group’s global standard. The dimensional quality is checked with a CMM Machine from Wenzel Company of Germany. The sourced welding equipment is from standard suppliers in Germany. The welding workshop contains stud welding, spot welding, mig welding and sealing operations. The line operators have been trained by the BMW Group’s specialists and the process is controlled by the BMW Group’s specialists from Germany. The quality checks and audits are consistent with those performed at other BMW Group plants.

•	Painting. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process are highly mechanized and automated, with a central control system imported from Siemens. All of the paints and other materials utilized in the paint workshop are high quality products sourced both from within China and abroad.

•	Assembly. The assembly workshop consists of two areas, both using conveyor systems designed by the German supplier AFT with 58 line stations in total, as well as handling devices for heavy parts from Dalmec Company.

•	Testing. The finishing and testing equipment is located in the second area of the assembly workshop. A wide range of special equipment used in BMW Group’s plants worldwide is used to test 100% of the cars produced.
Raw Materials and Components
     Raw Materials. To ensure its supply of high-quality domestic raw materials, components and spare parts, Shenyang Automotive has established stable relationships with over 280 suppliers in China as of December 2005. Shenyang Automotive sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. In 2005, approximately 62.1% of Shenyang Automotive’s components sourcing was handled through Brilliance China Automotive’s subsidiaries and associated companies.
     Steel is the principal raw material for Brilliance China Automotive’s products. Shenyang Automotive purchases steel predominantly through the use of supply contracts. Since steel represented only approximately 7.2%, 6.2% and 6.1% of the total cost of goods sold for the Hiase minibus, Granse minibus and the Zhonghua sedans in 2005, respectively, the impact of rising steel prices on Shenyang Automotive’s overall production costs was not significant. Furthermore, this increase in the costs for steel was offset by decreases in the costs of components due to a decrease in prices of the minibus components used in the minibuses and an increase in the ratio of domestically produced components used in the Zhonghua sedans.
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

     The domestic component content of the deluxe minibuses is currently 85% for the Hiase model and over 80% for the Granse model. The principal components of the Hiase deluxe model that we continue to import from Toyota are the engines and the rear axles. Shenyang Automotive has developed deluxe minibuses that would utilize Mitsubishi engines made by Shenyang Aerospace in order to offer a greater variety of products to its customers. These new models have a higher domestic component ratio. Mitsubishi engines have already been installed in some of the deluxe minibus (Hiase model) units.
     The mid-priced minibus uses almost 100% domestic parts and the domestic component content of the Zhonghua sedan is over 90%. Brilliance China Automotive calculates domestic component content by “looking through” larger components, such as engines, produced by domestic Chinese entities to determine the percentage of such component’s own components that were manufactured outside China.
     Because certain components are imported from Toyota and other suppliers in Japan and Europe, the availability of foreign exchange, exchange rates, import restrictions and the level of import duties may affect the availability of certain components and Shenyang Automotive’s costs of production. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     Shenyang Automotive is required to pay import duties on imported automobile components. Shenyang Automotive was subject to an average tariff rate of 9.7% and 12.1% on imported components used in its deluxe minibuses (including Granse minibuses) and Zhonghua sedans, respectively, in 2005. During 2005, imported components comprised approximately 2.2% of the total costs of all minibuses. In addition, imported components comprised 3.6% of the total costs of the Zhonghua sedan during 2005. Changes in foreign currency exchange rates also affect the cost of foreign-manufactured components imported by China’s domestic manufacturers to make larger components, such as engines, which we purchase domestically. The total aggregate import tariffs paid by Shenyang Automotive for 2005 were approximately Rmb 15.2 million (US$1.9 million). However, as a result of China’s accession to the WTO, import tariffs on motor vehicle components decreased to between 4.8% and 25% effective January 1, 2003. In 2004, the import tariff on motor vehicle components ranged between 5.0% and 22.9% and in 2005, between 5.0% and 18.6%. In January 2006, the import tariffs on automotive components were further reduced to between 5.0% and 14.3%. A decrease in import tariffs will result in a decrease in the percentage of the total cost of minibuses and sedans that imported components comprise.
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
Mianyang Xinchen
     Mianyang Xinchen, directly and indirectly through Xing Yuan Dong (described below), accounted for 5.4% of Shenyang Automotive’s purchases of parts and components in 2005. Mianyang Xinchen’s principal product is the 2.2 liter 491Q gasoline engine. In 2000, Mianyang Xinchen also began producing the 491QE electronic fuel injection engine on a mass production basis to satisfy the market’s demand for products that can meet new higher emission standards. In 2001, Mianyang Xinchen developed three additional passenger vehicle gasoline engines. As a result, Shenyang Automotive has access to engines suited to a full range of light-duty passenger vehicles. Mianyang Xinchen had annual sales of Rmb 485.3 million in 2005. Shenyang Automotive, which installs Mianyang Xinchen’s 491Q engine in most of its mid-priced minibuses, accounted for 56.1% of Mianyang Xinchen’s sales in 2005. Mianyang Xinchen currently manufactured 491Q, 4G24, 495QF and 4R engines. It sold over 55,000 engines in 2005. Mianyang Xinchen’s overall annual sales of gasoline engines in 2005 decreased by 21.0% from 2004. Mianyang Xinchen’s current annual production capacity is 180,000 gasoline engines and 20,000 diesel engines. Mianyang Xinchen is planning to upgrade its existing engines and introduce new diesel engines by 2007.
     In March 2004, the technology center of Mianyang Xinchen was designated by the PRC governmental authorities as a State-class enterprise technology center, becoming only the second State-class enterprise technology center in the PRC automotive gasoline engine industry.

Ningbo Yuming
     Ningbo Yuming, directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing (described below), accounted for 4.1% of Shenyang Automotive’s purchases of parts and components in 2005. Ningbo Yuming’s principal products are automobile window molding, anti-collusion strips, stripping, as well as a front independent suspension system (including a high performance front axle) for use in light passenger vehicles. Ningbo Yuming had annual sales of Rmb 199.1 million in 2005. Ningbo Yuming intends to further develop front axles for use in different types of light duty vehicles to enlarge its market share in the safety components market. Ningbo Yuming received ISO-9002 accreditation in December 1999. Shenyang Automotive, which uses Ningbo Yuming’s products in all of its deluxe minibuses, mid-priced minibuses and Zhonghua sedans, accounted for approximately 93.4% of Ningbo Yuming’s sales in 2005. Shenyang Automotive also granted Ningbo Yuming the status of Class A Supplier in 1999, which it continues to hold.
Shenyang Xinguang
     Shenyang Xinguang is principally engaged in the manufacture and sale of gasoline engines for use in passenger vehicles and light duty trucks. In 2005, engine purchases by Shenyang Automotive for use in mid-priced minibuses accounted for 42.6% of Shenyang Xinguang’s total sales revenue, which amounted to Rmb 247.7 million. Shenyang Xinguang currently produces 491Q, 4G20 and 4G22 engines and has a production capacity of 60,000 engines per year. It sold over 30,900 engines in 2005.
     Shenyang Xinguang started to further develop upgraded versions of the 491Q engine in 2005. These new 16-valve engines 4G20 and 4G22 have greater power and are designed to satisfy European III and IV emission standards. They are suitable for use in JinBei minibuses and Zhonghua sedans. Shenyang Xinguang produces this new engine by using part of its existing 491Q facilities, together with a new production line. Capacity for these 4G20 and 4G22 engines is 40,000 units per year. Shenyang Xinguang sold over 200 new engines in 2005.
Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian
     Xing Yuan Dong assists Shenyang Automotive in obtaining and developing a reliable supply of domestically produced parts and components. Xing Yuan Dong also facilitates development of locally produced automotive parts and components and acts to improve the quality of these components. When a customized component is needed, Xing Yuan Dong provides potential suppliers with designs and specifications for the customized parts and components required by Shenyang Automotive. These potential suppliers liaise with Xing Yuan Dong and negotiate with Xing Yuan Dong about the details of production. Xing Yuan Dong then selects appropriate suppliers and offers technical assistance and cost evaluations. Xing Yuan Dong continuously strives to reduce the number of Shenyang Automotive’s suppliers, lower costs, increase the efficiency and commitment of the remaining suppliers, streamline the component purchasing process and ensure a steady supply of high quality components. In 2001, Xing Yuan Dong, in order to maintain its preferential tax treatment from the PRC government, also began manufacturing automotive components for Shenyang Automotive. In 2005, 99.3% of Xing Yuan Dong’s sales were to Shenyang Automotive.
     Ningbo Brilliance Ruixing was established on June 9, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components between Ningbo Yuming and Shenyang Automotive. In 2005, 99.3% of Ningbo Brilliance Ruixing’s sales were made to Shenyang Automotive through Xing Yuan Dong and 74.1% of Ningbo Brilliance Ruixing’s purchases were from Ningbo Yuming. Beginning in 2001, Ningbo Brilliance Ruixing also began manufacturing automotive components for Shenyang Automotive. Ningbo Brilliance Ruixing’s principal products are automatic mirrors and front axles.
     Mianyang Brilliance Ruian was established on July 3, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components for Mianyang Xinchen. In 2005, 7.7% of Mianyang Brilliance Ruian’s sales were made to Mianyang Xinchen and 90.6% of Mianyang Brilliance Ruian’s sales of its manufactured automotive components were made to Shenyang Automotive through Xing Yuan Dong. In 2001, Mianyang Brilliance Ruian also began manufacturing automotive components for Shenyang Automotive.

Shenyang Aerospace
     Shenyang Aerospace was formed for the purpose of manufacturing the 2.0-liter, 122 horsepower and the 2.4-liter, 130 horsepower Mitsubishi gasoline engines. Shenyang Aerospace commenced trial operation in March 1999. Shenyang Automotive uses these engines in its deluxe minibuses and in the Zhonghua sedans. In addition, Shenyang Aerospace’s engines are also sold domestically to other passenger vehicle producers. Mitsubishi Motors Corporation, or MMC, Mitsubishi Corporation, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua Motors Engine Co. Ltd., or Shenyang Jianhua, own equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0%, respectively, in Shenyang Aerospace. Pursuant to a share transfer agreement dated September 29, 2005, Shenyang Jianhua agreed to sell to MMC 2% interests in Shenyang Aerospace. The transfer was yet to be approved by the relevant authorities in the PRC. Upon the completion of the transfer, each of Shenyang Jianhua and MMC will own equity interests of 19.0% and 27.0% in Shenyang Aerospace, respectively. Upon completion of the acquisition of additional shares of JinBei and the receipt of approvals from relevant PRC authorities for the transfer, which are expected to be by the end of 2006, Brilliance China Automotive’s effective interest in Shenyang Jianhua will increase to 76.6% and consequently Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 14.6%.
Brilliance Dongxing and Xingchen Automotive Seats
     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited, or Key Choices, at a consideration of approximately Rmb 278.2 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Brilliance Dongxing and a 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd., or Xingchen Automotive Seats. Brilliance Dongxing is a foreign-invested enterprise established in the PRC whose principal products are automotive components for use in passenger vehicles. In 2005, Brilliance Dongxing had annual sales of approximately Rmb 137.6 million and all of its sales were to Shenyang Automotive and other group companies. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xingchen Automotive Seats ceased its operations in the second half of 2002.
Brilliance JinBei Engine Plant
     In 2004, Shenyang Brilliance Jinbei Automobile Co., Ltd., or JinBei invested in a new engine plant located in the Shenyang Economic and Trade Development Zone. Construction on this plant was completed in December 2004 and the plant occupies 280,000 square meters of land, with a building size of approximately 64,000 square meters and a main workshop area of 52,000 square meters. FEV Motorentechnik GmbH provided certain technologies relating to engine production, and most of the required equipment was imported from Germany.
     The first product currently under development at this plant is a four-cylinder, 16-valve multiple injection 1.8TCI turbo-charged engine for sedans. This engine will form the core of the new Brilliance China Automotive family of engine products and serve as the basis for expanding the size of engines used in Shenyang Automotive sedans from 1.6 liters to 2.0 liters. The development of 1.8 liter engines began in 2005, and these engines are expected to be offered to the market in the second half of 2008, with trial production commenced in 2006.
     The engines will be mainly manufactured for use in Zhonghua sedans and the minibuses, but will also be open for sale to third party automotive manufacturers both domestically and abroad. The targeted capacity for the first phase of development is 50,000 engines per year, with two subsequent phases having targeted capacity of 100,000 and 200,000 engines per year, respectively. The first phase will require Rmb 1.13 billion in investment for completion. The intellectual property rights over the engines developed are owned by Brilliance China Automotive.

Shenyang Brilliance Power Train Machinery Co., Ltd.
     Shenyang Brilliance Power Train Machinery Co., Ltd. is a PRC joint venture that was established in December 2004 by Shenyang Automotive and Brilliance China Automotive with registered capital of US$22.9 million. Shenyang Automotive holds a 51% equity interest and Brilliance China Automotive holds a 49% equity interest. Brilliance China Automotive is established to purchase engines, manual and automatic transmissions and other components from various suppliers, including the Brilliance JinBei Engine Plant, to assemble completed powertrains for the engines made by Brilliance JinBei Engine Plant that can be used in automobiles, in particular Zhonghua sedans. The plant was in operation from the end of 2005. In addition to use in Zhonghua sedans, the powertrain products will also be sold to the external market. The target customers are automobile makers that have no powertrain manufacturing capacity of their own.
Shenyang Chenfa Automobile Component Co., Ltd.
     Shenyang Chenfa Automobile Component Co., Ltd., or Shenyang Chenfa, is a wholly foreign-owned enterprise held by Brilliance China Automotive, with a registered capital of US$8.0 million and a total investment of US$8.4 million. Its scope of business is the production and sale of powertrains and automotive components. Shenyang Chenfa was established in June 2003 and currently has over 50 employees. The main product of Shenyang Chenfa is powertrains for Mitsubishi engines used in the Zhonghua sedan, of which it is capable of producing 40,000 units per year. This line has been in operation for more than one year. It also has an engine manifold production line and a cam bearing frame production line with a capacity of 50,000 units per year. Shenyang Chenfa is also responsible for purchasing engine management systems and other automotive components for Brilliance China Automotive.
Sales and Marketing
     The following tables set forth by vehicle model for the years 2003 through 2005 the number of Shenyang Automotive minibuses and sedans sold and BMW Brilliance sedans sold and the percentage of unit sales represented by each model:
Shenyang Automotive

	2003		2004		2005
	Units Sold	%	Units Sold	%	Units Sold	%
Shenyang Automotive
Deluxe minibus	9,004	9.0	6,626	9.1	9,940	14.4
Mid-priced minibus	65,614	65.5	54,992	75.8	50,060	72.6
Zhonghua sedan	25,600	25.5	10,982	15.1	9,000	13.0

Total	100,218	100.0	72,600	100.0	69,000	100.0

BMW Brilliance

BMW sedans(1)	4,359	100.0	8,708	100.0	17,501	100.0

(1)	Commercial launch of the BMW sedans was in the fourth quarter of 2003.
     Shenyang Automotive’s marketing efforts are supervised by its general manager and are conducted primarily through a regionalized sales program under which Shenyang Automotive has divided China into six major sales regions and three “sales belts”, each headed by an experienced senior executive. These regions are further subdivided into 30 provincial sales regions for minibuses and 26 provincial sales regions for sedans. Each of these sales regions corresponds to a separate province in China. These units are responsible for meeting defined sales targets, with the executives’ compensation linked to performance. In addition, Shenyang Automotive implements a commission compensation package for its sales personnel and rewards with bonuses its non-sales personnel who develop customer leads that result in minibus sales. The retail prices and commission scales are both nationally unified by Shenyang Automotive, thereby preventing cross-regional sales and counter-productive price wars. Shenyang Automotive’s minibuses and Zhonghua sedans are marketed through its nationwide sales network as well as annual automobile industry trade shows and at special sales shows sponsored by JinBei and Shenyang Automotive. Approximately 95% and 68% of Shenyang Automotive’s 2005 unit sales of minibuses and sedans, respectively were made to its distributors and approximately 5% and 32%, respectively, were made directly to customers.

     Shenyang Automotive’s sales in China has been supported by a substantial network of approximately 100 exclusive minibus distributors and approximately 120 sedan distributors, as well as approximately 380 after-sales service centers for minibuses and approximately 190 for sedans. Shenyang Automotive also continued to implement its 4S sales center system, with sales, service, spare parts and surveys offered by the same dealership outlet. As of December 31, 2005, Shenyang Automotive had approximately 70 dealership outlets for minibuses and approximately 70 dealership outlets for sedans, which had achieved the 4S dealership standard.
     Shenyang Automotive’s minibus and sedan sales were generally made on a cash basis in 2005. However, credit is offered to a few large customers following a financial assessment and an established payment record. Credit terms are generally between 30 to 90 days and security in the form of guarantees or bank notes is obtained from major customers. Designated staff monitors accounts receivable and follow up collection with the customers. Customers considered to be of high credit risk are traded on a cash basis. In addition, in order to incentivize customers and facilitate sales, Shenyang Automotive also accepts three-month to six-month bank-endorsed notes as payment for its minibuses and sedans.
     Shenyang Automotive has 5 regional distribution centers in order to shorten delivery lead-times and to increase cost efficiencies. Also, by utilizing transportation methods such as trucking, rail and shipping, Shenyang Automotive ensures that most vehicles are not driven until they reach the end users. In 2005, all finished products were delivered to customers with zero mileage.
     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan unit sales throughout China for the years 2003 through 2005:

	2003				2004				2005
	Minibuses		Sedans		Minibuses		Sedans		Minibuses		Sedans
Province/Municipality	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Beijing	15,679	21.0	2,876	11.2	13,031	21.1	1,002	9.1	10,395	17.3	453	5.0
Guangdong	13,000	17.4	3,158	12.3	9,385	15.2	825	7.5	7,107	11.8	467	5.2
Liaoning	7,780	10.4	2,408	9.4	6,173	10.0	1,145	10.4	6,461	10.8	1,650	18.3
Shanghai	6,571	8.8	1,301	5.1	6,933	11.3	296	2.7	6,347	10.6	141	1.6
Jiangsu	5,415	7.3	1,550	6.1	4,254	6.9	569	5.2	3,915	6.5	138	1.5
Zhejiang	5,071	6.8	2,002	7.8	3,534	5.7	505	4.6	2,578	4.3	88	1.0
Shandong	2,221	3.0	2,114	8.3	1,927	3.1	812	7.4	2,313	3.9	296	3.3
Tianjin	1,683	2.3	870	3.4	1,512	2.5	552	5.0	1,468	2.4	185	2.1
Heilongjiang	1,542	2.1	614	2.4	1,094	1.8	334	3.0	1,079	1.8	94	1.0
Hebei	1,351	1.8	862	3.4	1,089	1.8	361	3.3	1,187	2.0	44	0.5
Hubei	1,343	1.8	595	2.3	1,104	1.8	373	3.4	1,136	1.9	53	0.6
Hunan	1,274	1.7	572	2.2	1,006	1.6	408	3.7	1,125	1.9	275	3.1
Shaanxi	998	1.3	651	2.5	993	1.6	447	4.1	958	1.6	126	1.4
Henan	1,013	1.4	614	2.4	937	1.5	299	2.7	1,285	2.1	207	2.3
Sichuan	1,063	1.4	1,161	4.5	751	1.2	386	3.5	1,007	1.7	623	7.0
Shanxi	806	1.1	274	1.1	815	1.3	323	3.0	922	1.5	143	1.6
Fujian	1,184	1.6	637	2.5	811	1.3	229	2.1	824	1.3	98	1.1
Jilin	848	1.1	523	2.0	845	1.4	146	1.3	950	1.6	55	0.6
Chongqing	882	1.2	541	2.1	549	0.9	351	3.2	476	0.8	232	2.6
Xinjiang	1,080	1.5	237	0.9	764	1.3	166	1.5	830	1.4	90	1.0
Yunnan	301	0.4	482	1.9	674	1.1	244	2.2	551	0.9	90	1.0
Anhui	776	1.0	317	1.2	748	1.2	201	1.8	663	1.1	101	1.1
Guangxi	662	0.9	299	1.2	681	1.1	161	1.5	478	0.8	30	0.3
Jiangxi	446	0.6	301	1.2	440	0.7	193	1.8	396	0.7	120	1.3
Inner Mongolia	373	0.5	99	0.4	355	0.6	203	1.9	414	0.7	92	1.0
Guizhou	231	0.3	246	1.0	139	0.2	166	1.5	161	0.3	110	1.2
Hainan	8	—	—	—	175	0.3	39	0.4	1,519	2.5	31	0.3
Other(1)	1,017	1.3	296	1.2	899	1.5	246	2.2	3,455	5.8	2,968	33.0

Total	74,618	100.0	25,600	100.0	61,618	100.0	10,982	100.0	60,000	100.0	9,000	100.0

(1)	Gansu, Ningxia, Qinghai and Tibet as well as export to other countries.
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
     Approximately 26.9 % of consolidated revenues in 2005 were generated from Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd. and Shanghai Shenhua Industrial Co., Ltd.) or Shanghai Shenhua. Shanghai Shenhua is an affiliate of Brilliance China Automotive that serves as the principal distributor of Shenyang Automotive’s products. Shanghai Shenhua operates under substantially the same commercial terms and arrangements with Shenyang Automotive as its other third party distribution agents. However, in southern China, where it sells solely to distributors on an exclusive basis, Shanghai Shenhua receives additional compensation for operating after-sales service centers, which was a 1% commission on sales until January 2003.
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
     In 2005, Shenyang Automotive spent approximately Rmb 177.0 million (US$21.9 million) on overall advertising, consisting primarily of Internet, television and print advertising.
Competition
     The Chinese minibus manufacturing industry is highly fragmented and competitive. According to the Chinese Automotive Technology & Research Center, in 2005, approximately 40 manufacturers sold an aggregate of 137,873 minibuses. The top five manufacturers sold an aggregate of 112,798 minibuses during the same period. Significant competitive factors in the industry include price, quality, reliability and customer service. Brilliance China Automotive believes that Shenyang Automotive is competitive in all of these respects, and particularly in terms of quality, although Shenyang Automotive has experienced competition in recent years from other manufacturers producing lower priced, mid-range minibuses.
     The Chinese sedan manufacturing industry is also very competitive and fragmented. The top five brands account for 40.9% of the overall market based on unit sales volume. The market shares of the three leading manufacturers have been decreasing over the past several years. New models are being introduced on an increasingly rapid basis as the number of new entrants into the market has also increased. Unit sales of domestically produced sedans totaled 3,131,950 units in 2005, making sedans the largest segment of the Chinese automotive market, accounting for 51.5% of the overall market. Due to the implementation of macro-economic polices and austerity measures, the domestic demand for automobiles in China has declined significantly since the second half of 2004. Nevertheless, sedans are widely expected to continue to be the fastest growing segment of the Chinese automobile market over the next few years. However, while vehicle ownership is expected to continue to increase steadily in China as a result of increasing individual disposable income, there is also expected to be increasing pricing pressure as tariff rates decline and competition continues to grow from domestic, foreign and foreign-invested sedan manufacturers.

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
     Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14.0% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003, between 5.0% and 22.9% in 2004 and between 5.0% and 18.6% in 2005. In January 2006, the import tariffs on automotive components were further reduced to between 5.0% and 14.3%. Tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% in 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% in 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters. In 2005 tariffs have been fixed at 30% of all motor vehicles. These tariffs levels were reduced to 28% in January 2006 and are scheduled to be further to 25% in July 2006. Such reductions in tariffs and import restrictions could potentially increase the competition Brilliance China Automotive will face from foreign manufacturers.
     Listed below are Shenyang Automotive’s current main competitors in the Chinese minibus and sedan market. The data listed for each is based on information published by the China Automotive Technology & Research Centre for the year ended December 31, 2005 regarding the Chinese automotive industry:
Minibus
•	Southeast Motors. Southeast Motors is currently 25% owned by Taiwan China Motors, 50% owned by Fujian Provincial Automobile Industry Company and 25% owned by Mitsubishi. Southeast Motors has launched over thirty different models of light passenger vehicles (including minibuses) under the Delica and Freeca brand names and also launched the MPV in 2004. Southeast Motors has an annual production capacity of 60,000 minibuses in 2005. Its sales volume in 2005 was 12,827 minibuses, representing a 32.8% decrease from 19,080 minibuses in 2004. Delica series includes seven-, eight- and eleven-seat ordinary, luxury and super luxury models and is currently priced between Rmb 79,800 to Rmb 199,800.

•	Nanjing Iveco. In 1995, Italy’s Fiat Auto Company and Yuejin Group established Nanjing Iveco Automotive Company, Ltd., a 50-50 equity joint venture, for the manufacture of 33 models of five-ton passenger, goods and off-road vehicles in the Iveco S series. Models currently in production include the A30, A40 and A49 passenger vehicles, as well as a separate series of goods vehicles. Nanjing Iveco has an annual production capacity of 60,000 vehicles. In 2005, Nanjing Iveco sold 12,885 vehicles, representing a 23.8% increase from 10,407 minibuses in 2004. Its minibuses are currently priced between Rmb 112,900 to Rmb 206,900.

•	Jiangling Motors. Jiangling Motors Corp. of Jiangxi Province is currently 50% owned by the Ford Motor Company and 50% owned by the Changan Group. Jiangling Motors produced China Transit, a Ford brand minibus, light trucks and pick-ups. At present, China Transit is available in 15-seat, 12-seat and 9-seat versions. In 2005, Jiangling Motors sold a total of 18,887 minibuses, representing a 37.3% increase from 13,752 vehicles in 2003. Production capacity was approximately 100,000 per year by the end of 2005. Its minibuses are currently priced between Rmb 118,800 to Rmb 193,600.

Zhonghua Sedan
     Brilliance China Automotive considers the following companies to be its main competitors in the market for sedans with engine size between 1.8 liter to 2.0 liter and priced between Rmb 100,000 and Rmb 200,000, which includes the Zhonghua sedan:
•	First Auto Works Group of the PRC. First Auto Works is one of the largest automotive companies in the PRC. First Auto Works’ Hongqi sedan was launched in 2001 and is considered one of the PRC government’s showcase PRC-made sedans. Its latest model is known as the Hongqi Mingshi, was launched in 2004, and has a 1.8-liter engine with four doors. It is priced at approximately Rmb 159,800 to Rmb 198,800, similar to the Zhonghua sedan. First Auto Works sold 6,664 Honqi Mingshi sedans in 2005, representing a 3.8% decrease from 2004.

•	Shanghai Volkswagen Automotive. Shanghai Volkswagen Automotive was one of the original state-designed automobile manufacturers in the PRC. It is currently 50% owned by Volkswagen AG of Germany and 50% owned by Shanghai Automotive Industry Corp. It still holds a dominant share of the PRC sedan market and competes with the Zhonghua sedan through the Santana 3000 sedans. The Santana 3000 has a 1.78-liter engine and sells for between Rmb 118,000 to Rmb 149,000. In 2005, Shanghai Volkswagen Automotive sold 56,953 units of Santana 3000 sedans representing a 36.9% decrease from 2004.

•	Beijing Hyundai. Beijing Hyundai was established in 2002 as a 50-50 joint venture between Beijing Auto Investment and Hyundai Motor Co. of South Korea. It currently produces and sells the Sonata 2.0-liter, Sonata 2.5-liter and Sonata 2.7-liter, and the newly-introduced Elantra 1.6-liter and 1.8-liter models. The Sonata 2.0-liter sells for approximately Rmb 149,800 to Rmb 228,000. The Elantra 1.8 liter sedan sells for approximately Rmb 112,800 to Rmb 151,800. In 2005, Beijing Hyundai sold 45,006 units and 176,589 units of the Sonata 2.0 liter and the Elantra, respectively, representing an increase of 14.7% and 71.9%, respectively.
BMW Sedans
     Brilliance China Automotive currently considers the Audi and Mercedes-Benz sedans produced by FAW Volkswagen and Beijing Benz Daimler Chrysler Auto Co. Ltd., respectively to be its closest competitors in the domestic market for high-end luxury cars produced in the PRC in terms of quality, craftsmanship, price, performance and technology.
•	FAW Volkswagen. FAW Volkswagen is 10% owned by Audi AG, 30% by Volkswagen AG and 60% by First Auto Works of China. FAW Volkswagen produces and sells the Audi A4 and A6 sedans and the Volkswagen Jetta and Bora sedans in the PRC. FAW Volkswagen’s Audi sedans have a dominant share of the PRC’s premium sedan market. FAW Volkswagen sold 46,177 and 42,331 units of Audi A6 sedans in 2004 and 2005, respectively. The Audi A4 sedan was formally launched in the PRC’s market in 2003 and had a total sales volume of 15,841 and 7,770 in 2004 and 2005, respectively. A new Audi A6 was launched in June 2005. The Audi A4 sedan currently sells for between Rmb 275,400 to Rmb 479,500, and the new Audi A6 sedan sells for between Rmb 349,800 to Rmb 674,900.
•	Beijing Benz. Beijing Benz Daimler Chrysler Auto Co Ltd., or Beijing Benz, a 50-50 joint venture between Daimler Chrysler and Beijing Automotive Industry Holding Company, obtained a license to produce the Mercedes-Benz C-Class and E-Class sedans in the PRC in August 2005. Beijing Benz launched its domestically produced models of E280 and E200K in December 2005. These E-Class sedans currently are sold between Rmb 525,000 and Rmb 639,800 in the PRC. The vehicles are produced in a new facility in Beijing with an initial production capacity of 20,000 units per year.
     Brilliance China Automotive does not consider current foreign importers of luxury cars with similar quality, craftsmanship, performance and technology to be direct competitors for the BMW sedans as they are subject to import tariffs and restrictions and cannot be priced competitively with BMW Brilliance’s locally produced BMW sedans.

Governmental Regulation
     The automobile industry in the PRC is controlled at the central government level by the National Development and Reform Commission, or NDRC and the Ministry of Commerce. These entities were created as a result of the governmental restructuring that commenced in March 2003. The NDRC generally oversees and regulates the automobile industry in the PRC and any new product or new automobile production facility must obtain the prior approval of this body before entering the market. Similarly, approval from the Ministry of Commerce must be obtained prior to any changes to existing products or the expansion of existing facilities. Both of these entities must also approve any Sino-foreign joint venture for the production of automobiles.
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
     In contrast to the old regulations, foreign investors in the automobile and motorcycle market will now be allowed to control more than 50% of a joint venture with the PRC partners if the joint venture is located in an export processing zone and plans to sell its products in overseas markets. The new policy will also allow foreign investors to establish more than two joint venture plants in the PRC to produce the same categories of vehicles if they do so with their existing PRC partners through acquisitions of other companies in the PRC.
     The new policy acknowledges the success of the PRC’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. In addition, the policy aims to centralize or reorganize certain automobile-related sectors, such as consumer loan services, to reduce overhead and administrative burdens on the industry and allowing industry participants to focus on their core businesses.
     By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy, in the opinion of Brilliance China Automotive, encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. Certain implementing regulations have and more such regulations are expected to be promulgated by the NDRC in the future.
     On February 28, 2005, the General Administration of Customs, the NDRC, the Ministry of Finance and the Ministry of Commerce jointly issued the Administrative Measures on the Import of Automobile Parts with Complete Vehicle Characteristics. This measure sets up detailed standards and procedures of the identification of automobile parts with complete vehicle characteristics and treats automobile parts with complete vehicle characteristics, which include semi-knocked down kits, as complete vehicle imports and imposes vehicle import tariffs instead of component tariffs on them. Current vehicle import tariff level is 28% (scheduled to fall to 25% by July 2006) whereas current component tariff levels are between 5% and 14.3%.
     On April 1, 2006, the State Administration of Taxation of the PRC, in an effort to encourage environmental protection and fuel efficiency, re-adjusted consumption tax rates on passenger vehicles. Before the re-adjustment, the consumption tax rate for passenger vehicles was a three-tiered system: 3% for automobiles with engine displacement lower than 1.0-liter; 5% for automobiles with engine displacements between 1.0 liter and 2.0-liter, and 8% for automobiles with engine displacements above 2.0-liter. After the re-adjustment, tax rates on vehicles with smaller engines (under 2.0-liter) either fell or remained unaltered, whereas tax rates on automobile with larger engines were raised. The new tax rates are: 3% for 0.0-1.5-liter; 5% for 1.51-2.0-liter; 9% for 2.01-2.5-liter; 12% for 2.51-3.0-liter; 15% for 3.01-3.5-liter; and 20% for 4.0-liter and above.

Quality Control
     As a result of technical and managerial training from Toyota and technical assistance from BMW, Shenyang Automotive has adopted a highly regimented production quality management system for its minibuses and sedans. This two-fold system concentrates both on the quality of the raw materials and other production inputs and on the production process itself. In the production process, the focal point of quality control is the production line worker, who undergoes extensive training and testing to ensure that he or she performs the assigned task to the highest quality standards and is qualified and able to determine on his or her own whether or not the product meets the required specifications. In addition, Shenyang Automotive’s specialized quality control engineers are present at each step of the production process, with 16, 16 and 12 separate quality inspection points for Hiase minibuses, the Granse minibuses and Zhonghua sedans, respectively.
     In addition, Shenyang Automotive has established a quality improvement unit to supervise and monitor after-sales service centers in major regional sales bases, such as Guangzhou, Shanghai and Beijing, which also serve as channels for information feedback on product quality. Designated personnel are assigned to follow-up on finding remedies for recurring quality issues in a timely manner.
     Shenyang Automotive was granted the internationally recognized ISO-9001-94 quality system certificate in October 1995, making it the first major automobile manufacturer in China to be awarded such certificate. Shenyang Automotive has successfully obtained recertification in each subsequent year by demonstrating a continued commitment to upholding among the highest quality standards in China’s automobile industry. To date, approximately 149, 85 and 34 of Shenyang Automotive’s over 280 component suppliers achieved TS16949, QS-9000 and VDA 6.1 quality system certification, respectively, and approximately 40 are accredited by ISO-9000.
After-Sales Service
     In 2005, Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (18-month or 30,000 kilometers for minibuses sold in 2002 and 2001) first-to-occur limited warranty. The Zhonghua sedans were sold with a 36-month or 60,000 kilometers (24-month or 40,000 kilometers for sedans sold in 2002) first-to-occur limited warranty. In addition to these basic limited warranties, during 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. In December 2004, Zunchi sedans were sold with a 10-year or 200,000 kilometers first-to-occur limited warranty on key components. In 2005, total warranty costs for minibuses and sedans sold during the year were approximately Rmb 26.0 million (US$3.2 million) and Rmb 6.4 million (US$0.8 million), respectively.
     There are approximately 380 and approximately 190 service centers for Shenyang Automotive minibuses and sedans, respectively, throughout China, with centers clustered in areas that match distribution patterns of the vehicles. Such centers have been granted authority by Shenyang Automotive to service its minibuses and sedans, including the provision of repair services and the sale of spare parts. This extensive service network has enabled Shenyang Automotive to adopt its current policy of resolving routine customer complaints in all provincial capitals and major cities within 24 hours and major problems within three days.
     To improve customer service, Shenyang Automotive continually reevaluates its existing distributors based on certain criteria, including financial soundness, customer service capabilities and customer complaint record. Shenyang Automotive has also implemented a more advanced “4S” sales center system, with sales, service, spare parts and survey offered by the same dealership outlet. As of the end of 2005, Shenyang Automotive had approximately 70 and approximately 70 4S dealership outlets for its minibuses and sedans, respectively.
     BMW Brilliance currently has approximately 60 distributors, which are mainly located in first tier cities in China. The number of distributors is expected to increase to over 80 by the end of 2006. Like Shenyang Automotive, BMW Brilliance implemented the more advanced 4S sales center system.

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
     On January 1, 2000, the cities of Beijing and Tianjin, as well as Yunnan Province, put into effect emission standards that were significantly stricter than the then prevailing gasoline vehicle emission standards. Since then, these emission standards have been adopted nationwide. Shenyang Automotive’s electronic fuel injection minibus, introduced in 1999, passed the emission standards tests at the China National Automobile Testing Center in Tianjin in October 1999. This engine not only produces cleaner emissions, but also achieved up to an 8% increase in fuel economy and a 3% increase in horsepower. In 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this new engine in the mid-priced minibus, currently all of Shenyang Automotives minibuses meet European II emission standards. All Zhonghua and BMW sedans also meet these emission standards. In 2004, the Chinese government began to encourage its vehicle manufacturers to meet the European III standards. Shenyang Automotive expects all of its minibuses and Zhonghua sedans to meet European III emission standards by the end of 2007. Currently, all minibuses and Zhonghua sedans with manual transmissions have complied with the European III emission standards.
Insurance
     Shenyang Automotive currently hold insurance policies that Brilliance China Automotive believes are customary and standard for companies of comparable size in comparable industries in China. Shenyang Automotive does not carry product liability insurance, and Brilliance China Automotive believes it is customary and standard in the Chinese automobile industry for manufacturers not to carry product liability insurance. BMW Brilliance has elected to purchase product liability and other insurance in order to conform with BMW’s worldwide standards. Brilliance China Automotive does not carry any business interruption insurance.

Organizational Structure
     The following table lists information concerning the subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2005:

		Effective
		Interest held by
	Jurisdiction of	Brilliance China
Subsidiaries	Incorporation	Automotive
Shenyang Brilliance JinBei Automobile Co., Ltd.	China	51.0%
Ningbo Yuming Machinery Industrial Co., Ltd.	China	100.0%
Shenyang XingYuanDong Automobile Component Co., Ltd.	China	100.0%
Shenyang Jianhua Motors Engine Co., Ltd.	China	60.8%
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	China	100.0%
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	China	100.0%
Shenyang JinBei Automotive Industry Holdings Company Ltd.	China	98.0%
Shenyang XinJinBei Investment and Development Co., Ltd.	China	99.0%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	China	100.0%
Shenyang JinDong Development Co., Ltd.	China	75.5%
Shenyang ChenFa Automobile Component Co., Ltd.	China	100.0%
Shanghai Hidea Auto Design Co., Ltd.	China	63.3%
Shenyang Brilliance Power Train Machinery Co., Ltd.	China	75.0%
China Brilliance Automotive Components Group Limited	Bermuda	100.0%
Southern State Investment Limited	BVI	100.0%
Beston Asia Investment Limited	BVI	100.0%
Pure Shine Limited	BVI	100.0%
Key Choices Group Limited	BVI	100.0%
Brilliance China Automotive Finance Ltd.	BVI	100.0%

Jointly Controlled Entities
Mianyang Xinchen Engine Co., Ltd.	China	50.0%
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	China	50.0%
BMW Brilliance Automotive Ltd.	China	49.0%

Associated Companies
Chongqing FuHua Automotive Sales Service Co., Ltd.	China	29.4%
Chongqing Baosheng Automotive Sale and Service Co., Ltd.	China	29.4%
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	China	12.8%
Property, Production Facilities and Equipment
     The Shenyang municipal government granted to Shenyang Automotive the right to use three parcels of land situated in the northern, eastern and western sectors of Shenyang with a total area of approximately 960,000 square meters, approximately 90% of which is currently utilized by Shenyang Automotive and BMW Brilliance. These land use rights will expire in 2021.
     The western parcel consists of 66,000 square meters, 40,000 square meters of which is occupied by a mid-priced minibus production facility that is capable of producing 12,000 vehicles per year. This facility is currently utilized to produce a small number of special purpose minibuses and can also be used to produce components as well.
     The northern parcel covers 40,000 square meters and is used by Shenyang Automotive primarily as a technical training facility.
     The eastern parcel covers 850,000 square meters, including Shenyang Automotive’s and BMW Brilliance’s production facilities. Shenyang Automotive’s minibus facility currently has a production capacity of 80,000 minibuses per year (based on two shifts) and 120,000 minibuses (based on three shifts). This facility is specially designed for the manufacture and assembly of minibuses and consists of four workshops. The stamping and assembly workshops currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. The painting workshop currently has an annual production capacity of 120,000, based on two shifts of workers.

     In 2003, Shenyang Automotive completed the construction of new manufacturing facilities for sedans (including the Zhonghua sedan), which has a production capacity of 100,000 units, based on two shifts per day. The new manufacturing facilities are located adjacent to Shenyang Automotive’s previously existing minibus production facilities in the eastern parcel and include new pressing, welding, painting and final assembly lines. Dies and other key production equipment were purchased from leading European equipment manufacturers for the Zhonghua sedan. The total costs for completion of this expansion project were approximately US$250.0 million, including new equipment, construction costs and other expenditures, but excluding the design costs for the sedans. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     Certain workshops in these new sedan manufacturing facilities are currently shared with BMW Brilliance, including part of a welding workshop for the BMW sedans, all of the painting facilities, and part of the Zhonghua sedan assembly shop, which is currently used by BMW Brilliance to test BMW sedans.
     Shenyang Automotive has transferred legal titles and ownership of certain buildings in its eastern parcel to BMW Brilliance for use in the production of BMW sedans. The agreement also states that BMW Brilliance will lease back a substantial portion of those buildings to Shenyang Automotive. BMW Brilliance also has the option to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of Brilliance China Automotive and the portion of consideration received from BMW Brilliance is treated as a financing and will be partially offset against the lease rental payable in future years.
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
Overview
     Brilliance China Automotive is a holding company. Prior to 2002, Brilliance China Automotive’s operating segment consisted solely of the manufacture and sale of minibuses and automotive components through its subsidiaries and associated companies within China. No separate financial information and segment information was disclosed. In 2002 and 2003, Brilliance China Automotive began manufacturing and selling Zhonghua sedans and BMW sedans through Shenyang Automotive and BMW Brilliance, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the PRC automobile industry. Therefore, Brilliance China Automotive’s reportable operating segments consist of (1) the manufacture and sale of minibuses and automotive components, (2) the manufacture and sale of Zhonghua sedans and (3) the manufacture and sale of BMW sedans. The accounting policies of each operating segment are the same. Brilliance China Automotive evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Brilliance China Automotive’s activities are conducted predominantly in China. Accordingly, no geographical segmentation analysis is provided.
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

     In May 1998, Brilliance China Automotive acquired indirect interests in two components suppliers: (1) a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and (2) a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. On October 19, 2004, Brilliance China Automotive, through a subsidiary, entered into an agreement to acquire the remaining 49% interest in Ningbo Yuming. With the approval of the acquisition by the government on November 25, 2004, Ningbo Yuming became a wholly owned subsidiary of Brilliance China Automotive.
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
     In May 2002, Shenyang Automotive obtained the approval from the Chinese government to produce and sell its Zhonghua sedans in China. The Zhonghua sedans were launched in the market in August 2002. In March 2006, a new model of the Zhonghua sedan, Junjie, was launched in the market.
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
     On December 29, 2003, Brilliance China Automotive entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and a supplier of automotive components for Brilliance China Automotive’s minibuses and sedans. Upon receipt of the necessary governmental approvals for this transaction, which is expected by the end of 2006, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from 51% to approximately 70.7%.
     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued an aggregate principal amount of US$200.0 million zero coupon convertible bonds due 2008. These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares with a par value of US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at 100% of their outstanding principal amount during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong Limited, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount. These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2005, none of the bonds had been converted into the ordinary shares of Brilliance China Automotive. The net proceeds of the convertible bond offering were advanced to Brilliance China Automotive and were then loaned to certain subsidiaries of Brilliance China Automotive for their operating use.

     On June 7, 2006, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), issued zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million (equivalent to approximately Rmb 1,467.1 million at the time of issue). These bonds are guaranteed by Brilliance China Automotive and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 of Brilliance China Automotive at an initial conversion price of HK$1.93 per share at any time from July 6, 2006 to May 8, 2011, unless the bonds have previously been redeemed or matured. Brilliance China Finance Limited may redeem the convertible bonds in whole but not in part in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds and filed as an exhibit to this annual report) during the period from June 7, 2008 to May 8, 2011. In addition, each holder will have the right, at the option of the holder, to redeem in whole but not in part the convertible bonds at 122.926% of their principal amount on June 7, 2009. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011.
Production Volumes and Sales
     Brilliance China Automotive derives its revenues from the sale of minibuses, sedans and automotive components in China. Total sales for the years ended December 31, 2005 and 2004 was Rmb 5,469.0 million and Rmb 6,542.0 million, respectively. The decrease in sales was primarily due to the decrease in sales volume of Shenyang Automotive, especially for the Zhonghua sedans, and the decrease in average unit selling prices, resulting from general production overcapacity and intensified price competition faced by the Chinese automobile manufacturers in 2005 that were exacerbated by rising global fuel prices which led to an increase in petrol prices in China.
     The mid-priced minibus has proven to be Brilliance China Automotive’s most popular and competitive product. Despite the general slowdown of automobile industry, Brilliance China was able to maintain its position as the market leader in the minibus market in 2005. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 17.5%, 54.7%, 15.8% and 12.0%, respectively, of Brilliance China Automotive’s total sales revenue in 2005. Brilliance China Automotive expects that the minibuses, together with the Zhonghua sedans, will continue to represent a significant proportion of its total revenue.
Costs and Expenses
     The major elements of Shenyang Automotive’s production costs in recent years have been the purchase of automotive components, labor and depreciation and amortization. Shenyang Automotive has significantly lowered its per unit production costs by improving operating efficiency, increasing production volume and increasing the domestic component content ratios of its deluxe and mid-priced models. As a result, average per unit production costs (including depreciation and amortization) for the deluxe model have been steadily decreasing over the past several years. The domestic component ratio of the Zhonghua sedans also increased from 60% in August 2002 to its current level between 90% to 100%.
     In 2005, per unit production costs for minibuses remained relatively stable. The average per unit production costs for the Zhonghua sedans decreased by approximately 5.6% mainly due to the implementation of the cost reduction program and the increase in domestic component contents in 2005. Due to the intensified price competition brought about by the significantly weakened market and the change in product mix, prices of minibuses and Zhonghua sedans decreased in 2005 by an average of 9.0% and 20.0% respectively, compared to those in 2004. Gross profit decreased significantly from Rmb 1,050.7 million (US $130.2 million) in 2004 to Rmb 457.0 million (US $56.6 million) in 2005 as a result of intensified price competition resulting from overcapacity, continued rising prices of raw materials and weakened market sentiments.

     Imported components are generally more expensive than domestically produced components and were subject to import duties that have ranged as high as 120% since January 1992. However, as a result of China’s accession to the WTO in November 2001, import duties on automotive components decreased to between 14% and 31.4% in 2002, between 4.8% and 25% in 2003, between 5% and 22.9% in 2004 and between 5% and 18.6% in 2005. In 2006, the import duties on automotive components was further reduced to between 5% and 14.3%. In 2004, Shenyang Automotive paid an average tariff of 13.8% and 10.5% on its minibus (including Granse minibus) and sedan components, respectively. In 2005, Shenyang Automotive was subject to an average tariff rate of 9.7% and 12.1% on imported components used in its deluxe minibuses (including Granse minibuses) and Zhonghua sedans, respectively. Shenyang Automotive intends to continue its efforts to increase the domestic component content of its products, while at the same time maintaining quality. However, Brilliance China Automotive expects that future improvements in domestic component content for its existing mid-priced and deluxe minibuses (other than the Granse model) will be at a rate slower than in prior years due to an already high domestic component content ratio, and the extent and rate of any corresponding price reductions are expected to be lower than in prior years. Brilliance China Automotive expects to increase the ratio of domestic components in the Granse minibus and the Zhonghua sedan. Brilliance China Automotive also expects BMW Brilliance to increase the domestic components ratio in its BMW sedans.
Results of Operations

	Year ended December 31,
	2005	2004	2003
	(Thousands of Rmb)
Sales to third parties	3,859,151	4,402,141	7,797,054
Sales to affiliated companies	1,609,839	2,139,857	2,312,503

Total sales	5,468,990	6,541,998	10,109,557
Cost of sales	(5,011,955)	(5,491,250)	(7,727,125)

Gross profit	457,035	1,050,748	2,382,432
Selling, general and administrative expenses	(1,195,336)	(1,510,442)	(1,410,067)
Interest expense	(182,354)	(182,458)	(167,111)
Interest income	60,189	58,800	52,672
Equity in earnings of associated companies and jointly controlled entities, net	48,995	126,261	109,471
Subsidy income	3,139	1,815	48,497
Other income, net	43,650	25,709	78,293
Impairment loss on intangible assets(1)	(173,000)	(50,000)	—
Impairment loss on goodwill(2)	(257,720)	(47,320)	—

(Loss) income before taxation and minority interests	(1,195,402)	(526,887)	1,094,187
(Provision) benefit for income taxes	(101,884)	63,110	(144,140)
Minority interests	625,997	464,991	(169,205)

Net (loss) income	(671,289)	1,214	780,842

(1)	In 2005, a provision for impairment of intangible assets of Rmb 173.0 million in respect of the design and development costs of the Zhonghua sedans was recognized.

(2)	In 2005, an impairment loss on goodwill of Rmb 257.7 million in relation to one of Brilliance China Automotive’s jointly controlled entities and a subsidiary was recognized.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Total sales of Brilliance China Automotive in the year ended December 31, 2005 were Rmb 5,469.0 million (US$677.7 million), representing a 16.4% decrease from Rmb 6,542.0 million in 2004. The decrease in total sales from 2005 to 2004 was primarily due to the decrease in sales volume of Shenyang Automotive’s minibuses and Zhonghua sedans and the decrease in average unit selling prices due to the intensified price competition of the Chinese automobile industry during 2005.
     Total sales of the minibuses and automotive components segment were Rmb 4,605.9 million (US$570.7 million) in the year ended December 31, 2005, representing a 11.7% decrease from Rmb 5,217.4 million in 2004. Sales of the Zhonghua sedans were Rmb 863.1 million (US$107.0 million) in the year ended December 31, 2005, representing a 34.8% decrease from Rmb 1,324.6 million in 2004.
     Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a 2.6% decrease from approximately 61,618 minibuses sold in 2004. Of these vehicles sold, approximately 50,060 were mid priced minibuses, representing a 9.0% decrease from approximately 54,992 units sold in 2004. Unit sales of deluxe minibuses, however, increased by 50.0% from approximately 6,626 units in 2004 to approximately 9,940 units in 2005. Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing a 18.0% decrease from approximately 10,982 sedans sold in 2004.
     Cost of sales decreased 8.7% from Rmb 5,491.3 million in 2004 to Rmb 5,012.0 million (US$621.1 million) in 2005. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2005. Furthermore, the unit production costs of minibuses have decreased as a result of the reduction of materials and component costs in 2005. The overall gross profit margin of Brilliance China Automotive decreased from 16.1% in 2004 to 8.4% in 2005. The decrease in gross profit margin resulted mainly from the decrease in gross profit margin of both Zhonghua sedans and mid-priced minibuses due to the lower sales volume and decrease in average unit selling prices.
     Selling, general and administrative expenses decreased 20.9% from Rmb 1,510.4 million, representing 23.1% of sales in 2004, to Rmb 1,195.3 million (US$148.1 million), representing 21.9% of sales in 2005. The decrease was primarily due to the reduction in advertising, promotion and marketing expenses resulting from the decrease in sales volume of Zhonghua sedans and minibuses in 2005 and the reduction in research and development costs as compared to 2004.
     Interest expense net of interest income amounted to Rmb 122.2 million (US$15.1 million) in 2005, compared to Rmb 123.7 million in 2004.
     Net equity in earnings of associated companies and jointly controlled entities decreased 61.2% from Rmb 126.3 million in 2004 to Rmb 49.0 million (US$6.1 million) in 2005. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associated companies and the losses of a jointly controlled engine company in 2005. However, the decrease was partly offset by the increase in contribution of profit from BMW Brilliance Automotive Ltd. in 2005. Net profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, increased 45.0% from Rmb 21.8 million in 2004 to Rmb 31.6 million in 2005. The BMW joint venture achieved sales of 17,501 BMW sedans in 2005, an increase of 101.0% as compared to 8,708 BMW sedans in 2004.
     Subsidy income increased from Rmb 1.8 million in 2004 to Rmb 3.1 million in 2005. The increase was mainly due to recognition of a government grant to a subsidiary in 2005.
     Other income net of expenses increased from Rmb 25.7 million in 2004 to Rmb 43.7 million (US$5.4 million) in 2005. The increase was primarily due to service income received from a jointly controlled entity in 2005.
     Impairment loss on intangible assets increased from Rmb 50.0 million in 2004 to Rmb 173.0 million in 2005. The impairment loss was related to the design and development costs of the Zhonghua sedans. The increase was mainly related to the lower sales volume and decrease in average unit selling prices of Zhonghua sedans in 2005.

     Impairment loss on goodwill increased from Rmb 47.3 million in 2004 to Rmb 257.7 million in 2005. The increase was mainly due to impairment loss in relation to one of the jointly controlled entities and a subsidiary.
     Loss before taxation and minority interests increased 126.9% from Rmb 526.9 million in 2004 to Rmb 1,195.4 million in 2005. Brilliance China Automotive recorded a tax expense of Rmb 101.9 million in 2005 as compared to a net tax credit of Rmb 63.1 million in 2004, resulting mainly from the additional valuation allowance of deferred tax assets in 2005.
     As a result, Brilliance China Automotive recorded a net loss of Rmb 671.3 million (US$83.2 million) in 2005, compared with net income of Rmb 1.2 million in 2004. Basic loss per ADS amounted to Rmb 18.3 (US$2.3) in 2005 as compared to the basic earnings per ADS of Rmb 0.03 (US$0.0036) in 2004.
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
     Brilliance China Automotive recorded a loss before taxation and minority interests of Rmb 526.9 million in 2004 as compared to an income before taxation and minority interests of Rmb 1,094.2 million in 2003. Brilliance China Automotive recorded net tax credit of Rmb 63.1 million in 2004 as compared to tax expenses of Rmb 144.1 million in 2003, resulting from the decrease in the taxable income of Brilliance China Automotive and the effect of deferred taxation in 2004.
     As a result, net income decreased 99.8% to Rmb 1.2 million (US$0.14 million) in 2004 from Rmb 780.8 million in 2003. Basic earnings per ADS were Rmb 0.03 (US$0.0036) in 2004, representing a 99.9% decrease from Rmb 21.30 in 2003. Diluted earnings per ADS were Rmb 0.03 (US$0.0036) in 2004, representing a 99.9% decrease from Rmb 21.16 in 2003.
Contingent Liabilities and Outstanding Guarantees
     Brilliance China Automotive and its subsidiaries had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2005 and 2004 of approximately Rmb 1,128 million (US$139.8 million) and Rmb 1,345 million, respectively. These bank notes were used as a financing tool primarily by Shenyang Automotive for the purchase of components from affiliated companies and third parties and for other capital expenditures.
     As of December 31, 2005, Brilliance China Automotive and its subsidiaries had provided the following guarantees:
•	Corporate guarantees of approximately Rmb 120 million (US$14.9 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd., or Shanghai Shenhua. The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

•	A joint and several proportional corporate guarantee with a joint venture partner of Shenyang Aerospace on a long-term bank loan of approximately Rmb 111 million (US$13.8 million) drawn by Shenyang Aerospace which will expire in 2008. The guarantee was provided by the Group and a joint venture partner of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the Group and the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

•	Corporate guarantees of bank loans amounting to Rmb 295 million (US$36.6 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005, drawn by JinBei. Bank deposits of Rmb 311 million (US$38.5 million) were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.
     As of December 31, 2005, subsidiaries of Brilliance China Automotive had issued letters of credit amounting to Rmb 42.8 million (US$5.3 million), compared to Rmb 11 million in 2004. None of the issued letters of credit were secured by any pledged bank accounts.
     See also “Item 8 — Financial Information — Legal Proceedings” for a discussion of potential contingent liabilities relating to legal proceedings.
Liquidity and Capital Resources
     The following table set forth our outstanding contractual and commercial commitments as of December 31, 2005:

	Payment due by period
	(In thousands of Rmb)
		Less than 1	1-3	4-5	More than 5
Contractual Obligations	Total	year	years	years	years
Notes payable (1)	3,026,952	3,026,952	—	—	—
Notes payable to affiliated companies (2)	74,092	74,092	—	—	—
Convertible bonds (3)	1,650,637	1,650,637	—	—	—
Financing from BMW Brilliance (4)	109,784	109,784	—	—	—
Operating lease obligations (relating to offices and property)	72,441	13,501	19,290	3,706	35,944
Unconditional purchase obligations	248,258	248,258	—	—	—

Total	5,182,164	5,123,224	19,290	3,706	35,944

(1)	Approximately Rmb 2.7 billion of the Rmb 3.0 billion notes payable had effective interest rates of 3% to 4%. The remaining Rmb 0.3 billion notes payable were interest free.

(2)	Notes payable to affiliated companies are non-interest bearing.

(3)	Included in the amount is a total accreted redemption premium payable on November 28, 2006 of approximately Rmb 36.6 million. The accreted redemption premium as of December 31, 2005 of approximately Rmb 25.4 million was calculated based on the outstanding principal of the convertible bonds using the effective interest method.

(4)	Accrued interest of approximately Rmb 35.2 million was calculated on the outstanding principal using the compound interest method at an effective annual rate of 11.127% on a quarterly basis.

Cash Flows
     As of December 31, 2005, Brilliance China Automotive and its subsidiaries had Rmb 843.4 million in cash and cash equivalents, Rmb 1,053.8 million in short-term bank deposits and Rmb 1,932.6 million in pledged short-term bank deposits, a decrease of Rmb 401.1 million, an increase of Rmb 45.2 million and a decrease of Rmb 844.6 million from its positions as of December 31, 2004. The decrease in cash and cash equivalents during that period was mainly due an increase in cash used in financing activities, which offset increased cash inflows from operating and investing activities in 2005.
     Brilliance China Automotive had bank notes payable of Rmb 3,101.0 million and outstanding short-term bank borrowings of Rmb 496.5 million, but had no long-term bank borrowings outstanding as of December 31, 2005.
     For the year ended December 31, 2005, Brilliance China Automotive recorded net cash provided by operating activities of Rmb 896.3 million (US$111.1 million), an increase from the amount of Rmb 719.3 million net cash used in operating activities in 2004. The change in cash flows used in/provided by operating activities was primarily due to the inter-year changes in the following current assets and current liabilities:
•	decreases in notes receivable from third parties and from affiliated companies in the amounts of Rmb 243.4 million and Rmb 306.2 million, respectively, for the year ended December 31, 2005, as compared to a decrease of Rmb 206.6 million and an increase of Rmb 118.0 million for the year ended December 31, 2004;

•	a decrease in inventory of Rmb 569.5 million (US$70.6 million) for the year ended December 31, 2005, as compared to an increase in inventory of Rmb 328.2 million for the year ended December 31, 2004;

•	a decrease in notes and accounts payable of Rmb 333.3 million (US$41.3 million) for the year ended December 31, 2005, as compared to a decrease of Rmb 391.1 million for the year ended December 31, 2004; and

•	an increase in amounts due to affiliated companies of Rmb 171.9 million (US$21.3 million) for the year ended December 31, 2005, as compared to a decrease in such amounts due of Rmb 162.1 million for the year ended December 31, 2004.
     Net cash provided by investing activities amounted to Rmb 325.6 million (US$40.3 million) in 2005, an increase of Rmb 1,048.0 million from the amount of Rmb 722.4 million net cash used in investing activities in 2004. The increase was primarily attributable to the decrease in pledged short-term bank deposits of Rmb 844.5 million (US$104.6 million), a decrease in interests in associated companies and jointly controlled entities of Rmb 11.5 million (US$1.4 million), dividends received from an associate and from jointly controlled entities in the amounts of Rmb 42.0 million (US$5.2 million) and Rmb 30.0 million (US$3.7 million), respectively, and proceeds of Rmb 9.5 million (US$1.2 million). The increase in cash provided by investing activities was partially offset by a Rmb 45.2 million (US$5.6 million) increase in short-term bank deposits, a Rmb 8.7 million (US$1.1 million) increase in advances to affiliated companies and cash paid for capital expenditures of Rmb 558.0 million (US$69.1 million).
     Net cash used in financing activities amounted to Rmb 1,622.9 million (US$201.1 million) in 2005, as compared to net cash provided by financing activities in the amount of Rmb 853.9 million in 2004. This increase in cash used in financing activities is primarily attributable to a decrease in proceeds from short term loans and issuances of notes payable.
Debt Changes
     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with an aggregate principal amount of US$200.0 million. These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares of par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at 100% of their outstanding principal amount during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or its shares ceasing to be listed on the Hong Kong Stock Exchange, the bonds may be redeemed at the option of the holder at 100% of their outstanding principal amount. These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2005, none of the bonds had been converted.

     On June 7, 2006, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), issued zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million (equivalent to approximately Rmb 1,467.1 million at the time of issue). These bonds are guaranteed by Brilliance China Automotive and are convertible by the holders into fully paid ordinary shares of par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$1.93 per share at any time from July 6, 2006 to May 8, 2011, unless the bonds have previously been redeemed or matured. Brilliance China Finance Limited may redeem the convertible bonds in whole but not in part in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds and filed as an exhibit to this annual report) during the period from June 7, 2008 to May 8, 2011. In addition, each holder will have the right, at the option of the holder, to redeem in whole but not in part the convertible bonds at 122.926% of their principal amount on June 7, 2009. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011.
     In 2005, Brilliance China Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2005, direct bank borrowings and bank notes payable decreased by 38.5% to Rmb 3,523.5 million (US$436.6 million), a decrease of Rmb 2,203.7 million from Rmb 5,727.2 million as of December 31, 2004. The bank loans and bank notes payable were either secured by pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. Brilliance China Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.
Capital Expenditures
     Capital expenditures and operating expenses are funded by internal resources, loans and notes payable borrowed by Shenyang Automotive from third parties. Brilliance China Automotive’s capital expenditures were Rmb 585.7 million in 2005, a decrease of Rmb 335.2 million from that in 2004. Major items of expenditure included facilities upgrades relating to the production of new versions of the Granse deluxe minibus and Zhonghua sedans and acquisition of new facilities for engine businesses.
Foreign Currency Requirements
     Brilliance China Automotive together with its subsidiaries, associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 6,000.0 million, US$10.0 million and Euro 320.0 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2006. This estimate is based upon the 2006 production plans of Brilliance China Automotive and its subsidiaries, associated companies and jointly controlled entities and the level of domestic content expected for its minibuses and sedans in 2006. Brilliance China Automotive believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2006. In 2005, Brilliance China Automotive received approximately Rmb 80.0 million from its sale of products to the Middle East, Russia and Europe. Under the Chinese law, Brilliance China Automotive and its associated companies and jointly controlled entities in China are able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange, based on executed purchase contracts, joint venture agreements, feasibility studies and other documents evidencing the needs and proposed usage of such foreign exchange.
     Brilliance China Automotive does not consider exchange rate fluctuations to have any material effect on the overall financial performance of Brilliance China Automotive, but may consider entering into hedging transactions through exchange contracts in order to minimize foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of December 31, 2005.

Research and Development, Patents and Licenses, etc.
     During 2003, 2004 and 2005, Brilliance China Automotive spent Rmb 191.4 million, Rmb 479.9 million and Rmb 235.2 million, respectively, on research and development activities. In 2003, these amounts were used for the development of improved versions of existing minibus models, the development of an improved version of the Zhonghua sedan and the development of new engines, airbag systems and other components. In 2004, these amounts were primarily used for the development of new models of minibus, the development of the “facelift” version of the Zhonghua sedan and the development of a new 1.8 liter turbo engine with the technical assistance of FEV Motorentechnik GmbH. In 2005, these amounts were primarily used for the development of the new Zhonghua sedan, Junjie and the new 1.8 liter turbo engine.
Trend information
     General trends that Brilliance China Automotive expects will have a significant impact on its results of operations in the near future include the following:
•	Increased Demand for Motor Vehicles. The rate of increase in China’s gross domestic product has been one of the highest in the world over the past decade, and this growth has fueled demand for automobiles. In fact, demand in the Chinese automobile industry has been growing over the past several years at a faster rate than the growth in China’s gross domestic product. This trend is expected to have a favorable impact on Brilliance China Automotive’s sales volume for both minibuses and sedans. However, due to the implementation of macro-economic policies and austerity measures, there was a significant slowdown in growth in domestic demand for automobiles since the second half of 2004. Therefore, while growth in demand for automobiles is expected to continue, it is likely to increase at a slower rate than in prior years.

•	Competition. As a result of China’s accession to the WTO, domestic production of automobiles (including minibuses and sedans) is expected to increase, particularly through Sino-foreign joint ventures that are being established for this purpose. Formation of new Sino-foreign joint ventures and further investments by foreign auto makers to increase the capacity of existing operations could result in overcapacity and increased domestic competition for Brilliance China Automotive and greater downward pressure on vehicle prices as competitors begin to employ a higher ratio of domestically produced components and as more competitors achieve economies of scale due to increased volume of production.

•	Price. Retail prices in the automotive market are expected to continue to fall as a result of the localization of production and sourcing of components as described immediately above as well as increased competition. A decrease in average selling prices may lower margins and cause industry-wide deterioration of profitability. This expected decline in vehicle prices will likely have an adverse effect on Brilliance China Automotive’s gross income and profits.

•	Growth, Consolidation and Development. On June 2, 2004, the NDRC issued a new automotive policy for China, which will likely result in consolidation in the industry and further the development and sophistication of the automobile industry in areas such as consumer financing and research and development. The new policy sets minimum levels of investment for new plants and research and development, imposes vehicle import tariffs instead of component tariffs on semi-knocked down imports and, under certain conditions, allows foreign investors to control more than 50% of a joint venture with Chinese partners and open more than two joint venture plants in China to produce the same categories of vehicles. The new policy acknowledges the success of China’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. In addition, the policy aims to centralize or reorganize certain automobile-related sectors, such as consumer loan services, to reduce overhead and administrative burdens on the industry and allow industry participants to focus on their core businesses. By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. However, the ultimate impact of the new policy on Brilliance China Automotive is still uncertain and subject to more detailed guidance and implementing regulations that are expected to be promulgated by the NDRC in the future.

•	Improvements in China’s Infrastructure. China continues to improve and expand its roadway system. By making automobile travel a more practical and accessible mode of transportation for motorists in China, such improvements in China’s infrastructure will likely add to demand for automobiles.

•	Rising Fuel Prices. China’s fuel prices reached historical heights in May 2006 and may continue to increase. Such increases will likely have a negative influence on Brilliance China Automotive’s sales volume.

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
     Sales represent the invoiced value of goods, net of consumption tax, discounts and returns. Sales are recognized when goods are delivered to customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of the sales of goods and are recognized as a reduction of sales.
Warranties
     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometers first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty. The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. Actual warranty expense may be different from our estimates.

Inventories
     Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis. Brilliance China Automotive provides allowance for excess, slow moving and obsolete inventory by specific identification and reduces the carrying value of its inventory to the lower of cost or market.
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
Recent Accounting Pronouncements
     In March 2006, the FASB issued SFAS No. 156, ‘‘Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140’’ (‘‘SFAS’’) No. 156. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.
     In February 2006, the FASB issued SFAS No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments.’’ SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. As of March 2, 2006, the Company did not have any hybrid financial instruments subject to the fair value election under SFAS No. 155. The Group is required to adopt SFAS No. 155 effective at the beginning of 2008.
     In November 2005, the FASB issued Staff Position (FSP) FAS115-1 and FAS 124-1, which nullifies certain provisions of EITF Issue 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’, and completely supersedes EITF Topic D-44, ‘‘Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value’’, addresses (1) determining when an investment should be considered impaired, (2) determining whether an impairment should be deemed other than temporary, and (3) measuring impairment loss. Combined FSP Nos. FAS 115-1 and FAS 124-1 were applied as discussed in Notes 3(j) and 14 to the Group’s consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections.’’ SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Group is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after the beginning of 2007. The Group’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
     In December 2004, the FASB issued SFAS No. 123 (Revised 2004), ‘‘Share Based Payment’’ (SFAS 123(R)). SFAS 123(R) is a revision of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation,’’ which supersedes Accounting Principles Board (APB) No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and amends SFAS No. 95, ‘‘Statement of Cash Flows.’’ SFAS 123(R) requires companies to recognize compensation expense in the income statement for an amount equal to the fair value of the share-based payment issued. This applies to all transactions involving the issuance of equity by a company in exchange for goods and services, including employees. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) outlining the SEC Staff’s interpretation of SFAS 123(R). This interpretation provides their views regarding interactions between SFAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. Subsequently in August, October and November 2005, the FASB released FSP 123(R)-1, ‘‘Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R),’’ FSP123(R)-2, ‘‘Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)’’ and FSP 123(R)-3, ‘‘Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.’’ Additionally, on February 1, 2006, the FASB issued FSP 123(R)-4, ‘‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.’’ The FSPs clarify certain accounting provisions set forth in SFAS 123(R). The requirements and guidance prescribed in SFAS 123(R), SAB 107 and the FSPs is effective in 2006. The Group considers that the adoption of SFAS 123R will not have significant impact on its financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     On September 16, 2005, Mr. He Guohua and Mr. Wang Shiping were appointed as executive directors. On January 6, 2006, Mr. Lin Xiaogang resigned as the President, Chief Executive Officer and an executive director and on June 23, 2006, Mr. Wu Yong Cun retired as a non-executive director. Effective January 6, 2006, Mr. Qi Yumin was appointed as the President, Chief Executive Officer and an executive director.
     The directors and senior executive officers of Brilliance China Automotive as of the date of this annual report are identified below.

			Year First
			Elected or Appointed
Name	Age	Position	Director or Officer
Executive Directors
Wu Xiao An	44	Chairman of the Board and Executive Vice President	1994
Qi Yumin	46	President and Chief Executive Officer	2006
He Guohua	55	Director	2005
Wang Shiping	49	Director	2005
Lei Xiaoyang	49	Director	2003

Independent Non-Executive Directors
Xu Bingjin	66	Director	2003
Song Jian	49	Director	2004
Jiang Bo	46	Director	2004

Others
Zha Jianping	35	Chief Financial Officer	2005
Zhang Ruiping	35	Qualified Accountant	2004

Executive Directors
     Mr. WU Xiao An (also known as Mr. Ng Siu On), age 44, has been the Chairman of the Board of Brilliance China Automotive since June 2002, and an executive director since 1994. He is responsible for the overall management and strategy of Brilliance China Automotive. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Huachen and Shenyang Automotive. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.
     Mr. QI Yumin, age 46, has been an executive Director, the President and the Chief Executive Officer of Brilliance China Automotive since January 2006. He is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen. Prior to joining Huachen, Mr. Qi has been the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and as the Chairman and the President of DHI•DCW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the National People’s Congress of the PRC Dalian Committee and a member of the Chinese People’s Political Consultative Conference Liaoning Provincial Committee. Mr. Qi holds a Bachelor Degree in Engineering Science from Xi’an University of Technology and a Master Degree of Business Administration from Dalian University of Technology.
     Mr. HE Guohua, age 55, has been an executive Director of Brilliance China Automotive since September 2005. Mr. He is currently a director and the Vice President of Huachen and the Vice Chairman and a director of Shenyang Automotive. He is also a director and the Chairman of JinBei (an A-share listed company in the PRC). Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory and was a director of Shenyang Planning & Economic Commission, a director of the Shenyang Economic & Trade Commission, a deputy director of the Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation. Mr. He is a PRC Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
     Mr. WANG Shiping, age 49, has been an executive Director of Brilliance China Automotive since September 2005. Mr. Wang is currently a director and the Vice President of Huachen and a director of Shenyang Automotive. He is a director and the Chairman of Shanghai Shenhua. Mr. Wang was previously the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation, the General Manager of FAW-ZEXEL Air-Condition Branch Company, the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd. Mr. Wang is a Senior Engineer (Researcher) in corporate management. He graduated from Anshan Iron & Steel University in 1983 with a Bachelor of Engineering Degree. He also received a Master of Business Economics Degree from the Graduate School of the Chinese Academy of Social Sciences in 1998.
     Mr. LEI Xiaoyang, age 49, was a non-executive Director of Brilliance China Automotive from June 2003 to June 2005 and was redesignated as an executive Director of the Company effective in June 2005. Mr. Lei has been the Deputy Chief Economist as well as the General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, the Accounting Department, the Strategic Planning Department and the Securities Department. Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University.

Independent Non-Executive Directors
     Mr. Xu Bingjin, age 66, has been an independent non-executive Director of Brilliance China Automotive since June 2003. Mr. Xu is currently the Chairman of the Association of Sino-European Economic and Technical Cooperation. He was formerly an assistant minister of the Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant at the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science Degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.
     Mr. SONG Jian, age 49, has been an independent non-executive Director of Brilliance China Automotive since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department at Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. In 1998, Mr. Song received the Award for Outstanding Science and Technology Persons in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. Mr. Song holds a Bachelor Degree and a Doctorate Degree, both in Engineering Science, from Tsinghua University. He is currently a professor of Automotive Dynamics and Control Engineering at Tsinghua University.
     Mr. JIANG Bo, age 46, has been an independent non-executive Director of Brilliance China Automotive since September 2004. Mr. Jiang is an accountant, a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the PRC stock exchanges. Mr. Jiang has been a Certified Public Valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.
Others
     Mr. ZHA Jianping, age 35, has been the Chief Financial Officer of Brilliance China Automotive since January 2005. Mr. Zha is a qualified accountant in the PRC. He was awarded a Bachelor Degree in Economics from the University of Finance and Economics in Shanghai in 1993. Mr. Zha has more than eleven years of financial management experience with extensive experience in corporate finance and strategic planning. He was in charge of the acquisition and corporate restructuring of JinBei. Currently, Mr. Zha is the Vice President of JinBei and the Chief Financial Officer of Xing Yuan Dong as well as a director of Shenyang Automotive. Mr. Zha was formerly the Chief Financial Officer of Shenyang Automotive. Prior to joining Brilliance China Automotive, Mr. Zha worked and handled finance-related matters in Nam Kwong Group Company Limited, a conglomerate with operation in the PRC, Macau and overseas for seven years.
     Ms. ZHANG Ruiping, age 35, has been the qualified accountant of Brilliance China Automotive since November 2004. Ms. Zhang is the head of the financial department of Brilliance China Automotive and its subsidiaries. She graduated from Shanghai University of Finance and Economics. She is a qualified PRC accountant and also a PRC certified pubic accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants. She worked at the financial department of China Merchants Group, Hong Kong from 1996 to 1999 and was the manager of the finance department of Shanghai Shenhua Holdings Co., Ltd from 1999 to 2003.
     There is no family relationship between any director or executive officer of Brilliance China Automotive and any other director or executive officer.

Compensation
     The aggregate amount of compensation, consisting of salary, allowances and benefits in kind, paid by Brilliance China Automotive to its directors and executive officers during 2005 was approximately Rmb 12.9 million (US$1.6 million).
Board Practices
     The board of directors of Brilliance China Automotive currently consists of eight members, one-third of whom are required to retire from office by rotation at each annual general meeting in accordance with the terms of its By-laws. Those directors that retire from office, however, may be immediately re-elected as directors by the shareholders.
Service Agreements
     On March 1, 2006, Brilliance China Automotive entered into a service agreement with Mr. Wu Xiao An, an executive director of the Company for a term of three years beginning March 1, 2006. On March 1, 2006, Brilliance China Automotive entered into a service agreement with Mr. Qi Yumin, an executive director of the Company for a term of three years beginning January 6, 2006. Save as disclosed herein, no director has a service contract with Brilliance China Automotive that is not determinable by the employer within one year without payment of compensation, other than statutory compensation.
Audit Committee
     Brilliance China Automotive has established an audit committee whose primary duties consist of reviewing and supervising the financial reporting process of Brilliance China Automotive. The audit committee currently consists of three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, and Mr. Xu is the chairman of the committee.
Meetings
     Meetings of the audit committee shall be held at least twice per year, and Brilliance China Automotive’s external auditors may request a meeting if they consider that one is necessary. A quorum for a meeting of the audit committee shall be two members. Brilliance China Automotive’s secretary shall serve as secretary of the audit committee and shall (i) circulate to members of the committee the draft and final versions of minutes of audit committee meetings and (ii) circulate to the board reports of the audit committee. Brilliance China Automotive’s Chief Financial Officer, the Head of Internal Audit and a representative of its external auditors shall normally attend audit committee meetings as well. The audit committee shall meet with Brilliance China Automotive’s external auditors at least once per year.
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
     The duties of the audit committee are to:
•	be primarily responsible for the appointment, re-appointment and removal of the external auditor, the remuneration and terms of the engagement of the external auditor, and the resignation or dismissal of the external auditor;

•	review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, and to oversee the work of external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting). The committee should establish with the external auditor the nature and scope of the audit and reporting obligations before the audit commences;

•	develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, “external auditor” shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The committee should identify to the Board any matters in respect of which it considers that action or improvement is needed and make recommendations as to the steps to be taken;

•	monitor the integrity of financial statements of Brilliance China Automotive and Brilliance China Automotive’s annual reports and accounts, interim reports and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing Brilliance China Automotive’s reports and accounts before submission to the board, the committee should focus particularly on:
•	changes in accounting policies and practices;

•	accounting policies which require difficult, subjective or complex judgments (also known as critical accounting policies);

•	significant adjustments resulting from audits;

•	going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with listing rules of stock exchange(s) and other applicable legal and regulatory requirements and guidance in relation to financial reporting;
•	In regard to the review of financial information:
•	members of the committee must liaise with the Board, senior management and the person appointed as Brilliance China Automotive’s qualified accountant;

•	the committee must meet at least once a year with the external auditor; and

•	the committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by Brilliance China Automotive’s qualified accountant, compliance officer (if any) or auditor;
•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review Brilliance China Automotive’s financial controls, internal control and risk management systems;

•	discuss with the management the system of internal control and ensure that management has discharged its duty to establish and maintain an effective internal control system;

•	discuss policies with respect to risk assessment and risk management;

•	consider the findings of investigations of internal control matters as delegated by the board, or on the committee’s own initiative, and review management’s response;

•	where an internal audit function exists, to ensure co-ordination between the internal and external auditors, to ensure that the internal audit function is adequately resourced and has appropriate standing within Brilliance China Automotive, and to review and monitor the effectiveness of the internal audit function;

•	where an internal audit function exists, to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

•	review the group’s financial and accounting policies and practices;

•	review the external auditor’s management letter, any material queries raised by the external auditor to management in respect of the accounting records, financial accounts or systems of control, and management’s response;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	ensure that the board provides a timely response to the issues raised in the external auditor’s management letter;

•	report to the board on the matters set out in the code provision of Rule C.3 of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

•	give pre-approval of other services and fees of the external auditor;

•	set clear hiring policies for employees or former employees of the external auditors;

•	report regularly to the board of the result of their review of the financial reporting system and internal control procedures and recommendations (if any) thereon; and

•	consider other topics, as determined from time to time by the board.
     The audit committee met in April, 2003, 2004, 2005 and 2006, September 2003, 2004 and 2005, and also December 2004.
Remuneration Committee
     Brilliance China Automotive has established a remuneration committee. The remuneration committee shall consist of not less than three members, a majority of whom should be independent non-executive directors. The remuneration committee currently consists of three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, and two executive directors, Mr. Wu Xiao An and Mr. Qi Yumin. Mr. Xu Bingjin is the chairman of the committee.
Meetings
     Meetings of the remuneration committee shall be held at least once a year. Meetings will be held at the request of any member of the board. A quorum for a meeting of the remuneration committee shall be two members. Brilliance China Automotive’s secretary shall serve as the secretary of the remuneration committee and shall (i) circulate to members of the committee the draft and final versions of minutes of remuneration committee meetings and (ii) circulate to the board reports of the remuneration committee.

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

Summary Corporate Governance Differences
     There are significant differences between Brilliance China Automotive’s corporate governance practices and those of domestic companies listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the New York Stock Exchange Listing Manual, these differences are set forth in the table below:

NYSE	Brilliance China Automotive
Listed companies must have a majority of independent directors. Companies must identify which directors are independent and disclose the basis for that determination.	Brilliance China Automotive is not required to have a majority of independent directors. Under the rules of The Stock Exchange of Hong Kong Limited, Brilliance China Automotive is required to have at least three independent non-executive directors. Brilliance China Automotive identifies the status of each director based on standards set forth by The Stock Exchange of Hong Kong Limited. Under those standards, the board of directors need not affirmatively determine that a director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company) for that director to be deemed independent. It is for the independent non-executive directors to make the relevant declaration. Every independent non-executive director has to declare his independency at the time of his appointment and on an annual basis.

Non-management directors must meet at executive sessions without management.	Non-management directors are not required to meet at executive sessions without management.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Brilliance China Automotive is not required to have a nominating/corporate governance committee composed entirely of independent directors and does not have such a committee.

Listed companies must have a compensation committee composed entirely of independent directors.	Brilliance China Automotive has established a remuneration committee. The remuneration committee must consist of not less than three members, a majority of whom must be independent non-executive directors.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Brilliance China Automotive is not required to adopt a code of business conduct and ethics for directors, officers and employees and is not required to promptly disclose any waivers of any such code for directors or executive officers. Brilliance China Automotive has adopted a Model Code for Securities Transactions by Directors and a Code for Securities Transactions by Employees that, among other things, sets forth a policy for compliance with securities laws, primarily insider trading, and has also adopted an Employee Handbook that, among other things, contains procedures for compliance with securities laws, a policy on confidential information and a code of conduct.

Employees
     As of December 31, 2005, Brilliance China Automotive had 9 employees located in Hong Kong, compared with 9 as of both December 31, 2004 and December 31, 2003. These employees are primarily responsible for overseeing the financial management and operations and for developing strategic business plans, preparing financial statements and coordinating investor relations for Brilliance China Automotive.
     As of December 31, 2005, Brilliance China Automotive and its subsidiaries had a total of 8,911 employees, compared with 9,112 as of December 31, 2004 and 9,000 as of December 31, 2003. As of December 31, 2005, Shenyang Automotive had a total of 6,470 employees, compared with 6,731 as of December 31, 2004 and 6,704 as of December 31, 2003.
     The following chart sets forth the number of the Group’s employees by functional area as of December 31, 2005:

Functional Area	Number of Employees
Administrative personnel	1,448
Technical personnel	1,336
Production workers	6,127

Total	8,911

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
Employee Share Option Schemes
The 1999 Share Option Scheme
     On September 18, 1999, Brilliance China Automotive approved a share option scheme, or the Original Scheme, under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of Brilliance China Automotive. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of Brilliance China Automotive excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on The Stock Exchange of Hong Kong for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.
     A summary of the movements of outstanding share options granted under the Original Scheme during the year is as follows:

	Number of share options
	2005	2004
At January 1,	14,490,000	15,490,000
Cancelled/Lapsed during the year	(11,690,000)	(1,000,000)

At December 31,	2,800,000	14,490,000

     The outstanding share options under the Original Scheme entitle the holder to subscribe for each ordinary share of Brilliance China Automotive at HK$1.896 for each outstanding share option, exercisable from June 2, 2001 to June 1, 2011.

New Share Option Scheme
     On June 28, 2002, Brilliance China Automotive adopted a new share option scheme, or the New Scheme in compliance with the amendments to the listing rules and regulations of The Stock Exchange of Hong Kong Limited that became effective on September 1, 2001. The New Scheme became effective on July 15, 2002 and the Original Scheme was terminated. Pursuant to the Original Scheme, all the share options granted prior to its termination shall continue to be valid and exercisable in accordance with its terms. Share options granted after July 15, 2002 are subject to the terms of the New Scheme. Pursuant to the New Scheme, Brilliance China Automotive’s Board of Directors may grant options to the participants (including Brilliance China Automotive’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for Brilliance China Automotive’s common stock at a price that shall not be lower than the higher of:
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
     During (a) the year ended December 31, 2002, 13,972,000 share options granted to a former Director and certain former employees have been cancelled or lapsed; (b) the year ended December 31, 2003, 2,338,000 share options granted to a former employee have been exercised; (c) the year ended December 31, 2004, 1,000,000 share options granted to a former employee have been cancelled or lapsed; and (d) the year ended December 31, 2005, 11,690,000 share options granted to certain former Directors and a former employee have been cancelled or lapsed in accordance with the terms of the Original Scheme.
     At December 31, 2005, no share option has been granted under the New Scheme.
Call Option Agreements
     On December 18, 2002, Huachen Automotive Group Holdings Company Limited, or Huachen entered into a principal agreement, or the Principal Agreement, with the Chinese Financial Education Development Foundation, or the Foundation, the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the then issued share capital of Brilliance China Automotive and the Foundation’s entire shareholding interests in Brilliance China Automotive. Completion of the Principal Agreement took place upon signing.
     On December 18, 2002, each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To), or the Management Directors, entered into a call option agreement, or the Call Option Agreements with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the ordinary shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of ordinary shares, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of Brilliance China Automotive, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002, or the Offer; and (b) the close of the Offer in accordance with the offer document issued by the offerors in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers. The Offer closed on February 6, 2003.
     Under the terms of the Call Option Agreements, each of the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant shares pursuant to the exercise of such option, and the share will be pledged as security in favor of Huachen until full payment of the exercise price.
     None of the call options were exercised in 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information regarding ownership of Brilliance China Automotive’s capital stock as of December 31, 2005 by all persons who are known to Brilliance China Automotive to own more than 5% of Brilliance China Automotive’s shares or ADSs. The voting rights of Brilliance China Automotive’s major shareholders are identical to those of its other shareholders.

		Number of Shares	Percent of
Title of Class	Identity of Person or Group	Owned	Capital Stock
Ordinary Shares	Huachen Automotive Group Holdings Company Limited(1)	1,446,121,500	39.42%
Ordinary Shares	Templeton Asset Management Ltd.	215,388,000	5.87%
Ordinary Shares	Brandes Investment Partners, L.P.	306,052,000	8.34%

(1)	Huachen Automotive Group Holdings Company Limited is a wholly owned subsidiary of the Liaoning Provincial Government.
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
Related Party Transactions
     JinBei holds a 49% equity interest in Shenyang Automotive. Shenyang Automotive began operating as a separate legal entity from JinBei in January 1992. Shenyang Automotive and JinBei are parties to a trademark license agreement under which JinBei has granted to Shenyang Automotive the license to use indefinitely the JinBei trademark on its products and marketing materials. On December 29, 2003, Brilliance China Automotive, through Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, and Shenyang XinJinBei Investment and Development Co., Ltd., or SXID, its 98.0% and 99.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang XinJinBei Investment Co., Ltd, or SXI, which own 29.9% and 11%, respectively, of the issued share capital of JinBei. Upon receipt of the necessary governmental approvals for this transaction, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from its initial 51.0% to approximately 70.7%. This acquisition is expected to be completed by the end of 2006.
     In 2005, Brilliance China Automotive purchased Rmb 1,062.5 million of its component parts from various affiliated companies and paid a Rmb 112.2 million subcontracting charge to a jointly controlled entity. These figures represented a decrease of 47.1% from Rmb 2,006.7 million and a decrease of 37.2% from Rmb 178.7 million, respectively, from 2004 to 2005. Brilliance China Automotive believes that its purchases of such parts have been on terms as favorable to Brilliance China Automotive as it could have obtained from unrelated third parties on an arm’s-length basis.

     Significant transactions between Brilliance China Automotive or its subsidiaries and affiliated companies in the ordinary course of business during 2003, 2004 and 2005 are set forth below:

	2005	2004	2003
	(Rmb ‘000)
Sales to JinBei and its affiliated companies	69,432	38,127	150,637
Purchases from JinBei and its affiliated companies	383,808	764,311	986,828
Sales to Shanghai Shenhua and its affiliated companies	1,469,402	1,895,881	1,984,715
Purchases from Shanghai Shenhua and its affiliated companies	85,354	214,467	222,940
Sales to other affiliated companies of Brilliance Holdings Limited	—	—	504
Purchases from a joint venture partner of Shenyang Aerospace	1,987	39,019	—
Subcontracting charges to BMW Brilliance	112,160	178,685	17,438
Purchases from other affiliated companies of Brilliance Holdings Limited	66,441	89,690	93,498
Purchases from associated companies and jointly controlled entities	524,221	898,914	1,597,289
Sales to affiliated companies of the joint venture partner of Ningbo Yuming	—	—	5,135
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	—	342	16,338
Sales to associated companies and jointly controlled entities	71,005	205,849	171,512
Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	—	10,000	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	6,940	—
Finance charge to a jointly controlled entity	17,329	17,850	—
Operating lease rental on machineries and equipment charged by a jointly controlled entity	2,260	12,840	12,000
Operating lease rental from a jointly controlled entity	15,078	15,364	—
Sales of property, plant and equipment to JinBei and its affiliated companies	—	4,407	—
Sales of property, plant and equipment to a jointly controlled entity	263	1,105	—
Purchase of machinery from JinBei and its affiliated companies	—	58,089	—
Service income from a jointly controlled entity	43,671	—	—
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
     In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2005 and 2004, the net book value of the buildings amounting to approximately Rmb 142.6 million and Rmb 150.8 million, respectively were retained as assets on the consolidated balance sheet of Brilliance China Automotive and the portion of consideration received from BMW Brilliance up to December 31, 2005 and 2004 amounting to approximately Rmb 74.6 million was treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately Rmb 99.8 million will be received from BMW Brilliance and will be accounted for as additional financing.

     In December 2003, BMW Brilliance purchased certain machineries and equipment from Shenyang Automotive at their net book value mutually agreed by both parties for use in the production of BMW sedans. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained by BMW Brilliance for the manufacturing of its products and is also used by Shenyang Automotive for a service fee based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment. As of December 31, 2005 and 2004, service fees of approximately Rmb 308.3 million and Rmb 196.1 million had accrued, respectively.
     The operating subsidiaries of Brilliance China Automotive have provided the following outstanding guarantees to affiliated companies as of December 31, 2005:
•	a corporate guarantee of approximately Rmb 120 million (US$14.9 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005;

•	a joint and several proportional guarantee with all the initial joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately Rmb 111 million (US$13.8 million) drawn by Shenyang Aerospace that will expire in 2008. However, default by Shanghai Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005; and

•	corporate guarantees for bank loans amounting to Rmb 295 million (US$36.6 million) drawn by JinBei. Bank deposits of Rmb 311 million were pledged as a collateral for the corporate guarantee. However, However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.
     Set forth below is information on amounts due from affiliated companies to Brilliance China Automotive and its subsidiaries arising from trading activities as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(Rmb ‘000)
Notes receivable from affiliated companies
Notes receivable from affiliated companies of JinBei	9,446	22,500	4,505
Notes receivable from Shanghai Shenhua	328,482	601,348	487,770
Notes receivable from associated companies and jointly controlled entities	1,042	21,295	31,900
Notes receivable from an affiliated company of the joint venture partner of Ningbo Yuming	—	—	3,000

Total(1)	338,970	645,143	527,175

Amounts due from affiliated companies
Due from Shanghai Shenhua and its affiliated companies	276,763	386,710	54,967
Due from Shanghai Yuantong(2)	—	—	355,835
Due from affiliated companies of the joint venture partner of Ningbo Yuming	—	—	4,408
Due from affiliated companies of JinBei	62,877	58,312	53,242
Due from affiliated companies of Brilliance Holdings Limited	54,222	—	—
Due from associated companies and jointly controlled entities	205,565	75,224	46,453
Due from a joint venture partner of Shenyang Aerospace	1,505	882	—
Receivable arising from the disposal of machineries and equipment to BMW Brilliance(3)	269,003	269,003	269,003
Provision for doubtful debts	(29,720)	(24,720)	(9,720)

Total	840,215	765,411	774,188

(1)	The notes receivable from affiliated companies are guaranteed by banks in China and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(2)	The amounts due from Shanghai Yuantong as of December 31, 2003 were non-interest bearing. Subsequent to December 31, 2003, Rmb 350 million of endorsed bank notes were received from Shanghai Yuantong.

(3)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled.

     Set forth below is information on advances from Brilliance China Automotive and its subsidiaries to affiliated companies as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(Rmb ‘000)
Advances to affiliated companies
Advances to JinBei and its affiliated companies	16,185	16,786	69,748
Advances to associated companies and jointly controlled entities	7,226	22,528	—
Advances to Shanghai Shenhua	9,045	—	—
Advances to Brilliance Holdings Limited and its affiliated companies	15,273	—	172,955
Advances to other affiliated companies (non-interest bearing)	452	138	779
Provision for doubtful debts	(9,250)	(1,975)	—

Total	38,931	37,477	243,482

     Set forth below is information on advances from affiliated companies to Brilliance China Automotive and its subsidiaries as of December 31, 2005, 2004 and 2003.

	2005	2004	2003
	(Rmb ‘000)
Advances from affiliated companies
Advances from affiliated companies of Brilliance Holdings Limited	28,558	14,319	15,294
Advances from an associated company	607	—	—
Advances from an affiliated company of Shanghai Shenhua	236	230	—
Advances from affiliated companies of JinBei	1,088	945	516
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	—	—	1,845
Advances from other affiliated companies	—	382	382
Financing received from BMW Brilliance	74,605	74,605	74,605

Total	105,094	90,481	92,642

     Aside from the financing received from BMW Brilliance, the other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

     Amounts due to affiliated companies arising from trading activities consisted of the following:

	2005	2004	2003
	(Rmb ‘000)
Notes payable to affiliated companies
Notes payable to affiliated companies of JinBei	8,139	24,229	27,272
Notes payable to associated companies and jointly controlled entities	22,491	91,892	8,059
Notes payable to other affiliated companies	—	925	100
Notes payable to affiliated companies of Brilliance Holdings Limited	43,462	—	—
Notes payable to Shanghai Shenhua	—	4,116	—

Total	74,092	121,162	35,431

Amounts due to affiliated companies
Due to JinBei and its affiliated companies	142,438	195,166	216,559
Due to other affiliated companies of Brilliance Holdings Limited	22,025	8,705	2,478
Due to Shanghai Shenhua and its affiliated companies	4,191	40,570	84,417
Due to affiliated companies of the joint venture partner of Ningbo Yuming	—	—	1,037
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	—	—	4,967
Due to associated companies and jointly controlled entities	465,023	276,951	375,396
Due to other affiliated companies	130	1,330	—

Total	633,807	522,722	684,854

     The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
     As of December 31, 2004, included in prepayments and other current assets were approximately Rmb 9.5 million of prepayment for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited.
     As of December 31, 2003, included in other receivables was Rmb 20 million of outstanding proceeds from the disposal of an associated company to an affiliated company.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     See “Item 18 — Financial Statements” for a list of the financial statements filed with this document.
Legal Proceedings
Broadsino Litigation
     On January 21, 2003, a writ dated January 21, 2003, or the Writ, brought by Broadsino Finance Company Limited, or Broadsino, as the Plaintiff, was filed with the Supreme Court of Bermuda which alleged that the interest of the Chinese Financial Education Development Foundation, or the Foundation, in 1,446,121,500 shares of Brilliance China Automotive, or the Sale Shares, was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited, or Huachen.

     In the course of legal proceedings with Broadsino, Brilliance China Automotive achieved the following:
(i)	overturning on February 11, 2003 an ex parte Court Order dated January 22, 2003 which had restrained Brilliance China Automotive from, amongst other things, registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of Brilliance China Automotive;
(ii)	initiating on March 10, 2003, a Strikeout Summons at the Supreme Court to have the Writ and the statement of claim struck out, which proceedings were duly heard before the Supreme Court, and which resulted on December 31, 2003 in that court issuing a judgment to strike-out the Writ;

(iii)	challenging Broadsino’s attempts for appeal to the Court of Appeal of Bermuda, Civil Appellant jurisdiction which appeal was then dismissed by that court’s judgment of March 14, 2005 which ruled in Brilliance China Automotive’s favor;

(iv)	challenging at all stages Broadsino’s further attempts for leave to appeal to the Privy Council in the United Kingdom with respect to the Court of Appeal’s judgment; and

(v)	being awarded costs in Broadsino’s seeking of a grant of leave on November 10, 2005 in the Court of Appeal in Bermuda to withdraw its leave to appeal to the Privy Council.
     The directors of Brilliance China Automotive do not believe the proceedings with Broadsino will have any significant impact on the financial position of Brilliance China Automotive and of the Group.
Yang Rong Employment Proceedings
     On or about October 25, 2002, Brilliance China Automotive was served with a claim lodged by Mr. Yang Rong in the Labour Tribunal in Hong Kong against Brilliance China Automotive for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately Rmb 35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003. On September 16, 2003, a Statement of Claim was served on Brilliance China Automotive. On November 4, 2003, Brilliance China Automotive filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. Brilliance China Automotive filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005. The parties applied by consent to adjourn sine die a checklist hearing fixed for April 20, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on April 19, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore. Pursuant to a request made by Mr. Yang on June 2, 2005 for further and better particulars of the Defence and Counterclaim, Brilliance China Automotive filed and served its Answer to Mr. Yang’s request on July 4, 2005.
     On August 17, 2005, in compliance with its continuing discovery obligations, Brilliance China Automotive filed and served a Supplemental List of Documents. Subsequently, on September 5, 2005, Mr. Yang also filed and served a Supplemental List of Documents. Further interlocutory steps are in progress. There have been no other material developments in the litigation. The directors of Brilliance China Automotive do not believe the action will have any significant impact on the financial position of Brilliance China Automotive and of the Group. The directors of Brilliance China Automotive intend to continue vigorously defending the action.

Dividends
     All dividends to holders of ADSs are declared and paid in U.S. dollars. Interim dividends may be paid at the discretion of Brilliance China Automotive’s board of directors based on its evaluation of the financial condition of Brilliance China Automotive, while final dividends are subject to the approval of the shareholders at a general meeting. Historically, Brilliance China Automotive has paid a quarterly dividend at the rate of US$0.02 per share in each quarter, commencing in the first quarter of 1993. Brilliance China Automotive began to pay dividends on a semi-annual basis in the second half of 1996. The amount of these dividend payments have been adjusted on a pro rata basis to reflect Brilliance China Automotive’s 1999 and 2000 bonus share issuances as well as the increase in earnings per share. No dividends were declared or paid for 2005.
     Under Section 54 of the Companies Act 1981 of Bermuda (as amended), a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that
•	Brilliance China Automotive is, or would after payment be, unable to pay its liabilities as they become due; or

•	the realizable value of Brilliance China Automotive’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. As a Bermuda company, Brilliance China Automotive must abide by these criteria in formulating its dividend policy.
     Applicable Chinese laws and regulations require that before a foreign-invested enterprise distributes profits to investors it must:
•	satisfy all tax liabilities;

•	provide for losses in previous years;

•	in the case of a Sino-foreign joint venture, also make appropriation, in proportions determined at the sole discretion of the board of directors of the joint venture, to a general reserve fund, an enterprise expansion fund and a staff welfare and employee bonus fund. During the year ended December 31, 2005, Shenyang Automotive was not required to and therefore did not make any additional contributions into these funds.
     Distributions of profits to investors are required to be in proportion to each party’s shareholdings in the joint venture; and
•	in the case of a wholly foreign owned enterprise, appropriate 10% of profit after providing for taxes and losses in previous years to a general reserve fund until the balance of the fund reaches 50% of its share capital. Any further appropriation thereafter is optional. The appropriation to an enterprise expansion fund and a staff welfare fund is at the sole discretion of the board of directors of the wholly foreign owned enterprise. During the year ended December 31, 2005, Xing Yuan Dong and Mianyang Brilliance Ruian made an additional Rmb 9.3 million (US$1.2 million) to the general reserve fund, enterprise expansion fund and staff welfare fund.
Significant Changes
     There have been no significant changes since December 31, 2005, the date of the annual financial statements in this annual report.

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

	The New York Stock Exchange, Inc.		The Stock Exchange of Hong Kong Limited
	(US$)		(HK$)
	ADSs		Ordinary Shares
	High	Low	High	Low
2001: 1st quarter	31.55	22.88	2.78	1.60
2nd quarter	33.85	23.15	2.75	1.76
3rd quarter	24.38	11.51	1.96	0.82
4th quarter	22.70	14.69	1.76	1.11
2002: 1st quarter	21.48	16.00	1.70	1.26
2nd quarter	18.50	12.34	1.49	0.98
3rd quarter	15.15	12.10	1.22	0.98
4th quarter	19.00	10.65	1.49	0.80
2003: 1st quarter	25.49	18.11	2.03	1.42
2nd quarter	29.29	20.48	2.28	1.56
3rd quarter	34.49	26.80	2.73	2.10
4th quarter	61.30	34.20	4.75	2.65
2004: 1st quarter	62.75	39.52	4.85	3.85
2nd quarter	48.25	28.55	3.73	2.15
3rd quarter	32.20	19.21	2.53	1.52
4th quarter	24.40	17.75	1.93	1.40
2005: 1st quarter	22.73	14.76	1.78	1.22
2nd quarter	20.00	15.75	1.61	1.26
3rd quarter	19.10	13.41	1.50	0.98
4th quarter	15.25	12.56	1.18	0.97
2006: January	17.80	14.91	1.40	1.12
February	23.66	16.51	1.57	1.26
March	17.48	14.52	1.36	1.12
April	19.25	14.84	1.55	1.14
May	18.70	15.44	1.47	1.18
June (through June 20)	16.40	14.05	1.27	1.10
     To the best of Brilliance China Automotive’s knowledge, as of June 20, 2006, Brilliance China Automotive had 2,424,556 ADSs outstanding, which were held by 83 registered holders of record in the United States (including 2,366,366 ADSs held by two nominee holders). One ADS is equivalent to 100 ordinary shares.
     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended from January 24, 2003 through January 27, 2003 and trading of Brilliance China Automotive’s ADSs in New York was also suspended on January 24, 2003 to allow Brilliance China Automotive to clarify the impact of the court order obtained by Broadsino Finance Company Limited against Brilliance China Automotive, the Executive Directors, the Chinese Financial Education Development Foundation and Huachen Automotive Group Holdings Company Limited restraining the registration of any sale or transfer of shares of Brilliance China Automotive.

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
     Trading of Brilliance China Automotive’s shares in Hong Kong was suspended from 9:37 a.m. Hong Kong time May 8, 2006 through May 9, 2006 and trading of Brilliance China Automotive’s ADSs in New York was suspended on May 8, 2006, pending the release of an announcement in relation to the issuance by Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited) of zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million.
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

     In light of the numerous changes listed above as well as those from prior amendments, the shareholders adopted at the same annual general meeting a fully restated and consolidated set of the Bye-laws incorporating all previous amendments thereto passed at the special general meeting held on June 28, 2002 and the amendments approved at the annual general meeting on June 25, 2004, in substitution for the existing Bye-laws.
     At the annual general meeting held on June 24, 2005, Brilliance China Automotive amended the Bye-laws in order to reflect certain amendments to the Listing Rules of The Stock Exchange of Hong Kong Limited, which came into effect on January 1, 2005. A brief description of the amendments is as follows:
•	Bye-law 6(A): To reflect the existing authorized share capital of Brilliance China Automotive

•	Bye-law 70: To facilitate the process for demanding a poll at general meetings

•	Bye-law 99: To provide for retirement by rotation of every director at annual general meetings of Brilliance China Automotive in compliance with code provision A.4.2 of the Code on Corporate Governance Practices issued by The Stock Exchange of Hong Kong Limited

•	Bye-law 102 (A) and (B): To specify that any director of Brilliance China Automotive appointed to fill a casual vacancy shall hold office until the next following general meeting, instead of the next following annual general meeting
Material Contracts
     The following contracts, not being contracts in the ordinary course of business, have been entered into by Brilliance China Automotive and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.
(a)	Equity Interest Transfer Agreement dated October 19, 2004 between Ms. Chen Qiuling and Beston Asia Investment Limited in relation to the transfer of Ms. Chen’s 49% interest in Ningbo Yuming Machinery Industrial Co., Ltd. to Beston Asia Investment Limited;

(b)	Service Agreement for Executive Director dated March 1, 2006 between Brilliance China Automotive and Mr. Wu Xiao An;

(c)	Service Agreement for Executive Director dated March 1, 2006 between Brilliance China Automotive and Mr. Qi Yumin;

(d)	Purchase Agreement, dated May 8, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of zero coupon guaranteed convertible bonds due 2011 by Brilliance China Finance Limited; and

(e)	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.

Exchange Controls
     Brilliance China Automotive has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, whose permission was obtained and is in force for the issue of the ordinary shares and ADSs of Brilliance China Automotive to persons not resident in Bermuda for exchange control purposes.
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
     In accordance with Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, Brilliance China Automotive is not bound to investigate further or incur any responsibility in respect of the proper administration of any such estate or trust.
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

Taxation
Income tax
     Brilliance China Automotive was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts Brilliance China Automotive and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.
     No provision for Hong Kong profits tax has been made to Brilliance China Automotive as it has no estimated assessable profits for the year.
     The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.
     Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended 2005, 2004 and 2003.
     Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming and Ningbo Brilliance Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Brilliance Ruixing was 16.5% for the years ended 2005, 2004 and 2003.
     Shenyang Xing Yuan Dong Automobile Component Co., Ltd., or Xing Yuan Dong and Brilliance Dongxing are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Brilliance Dongxing received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Brilliance Dongxing were 16.5% for the years ended 2005 and 2004, and 7.5% for the year ended 2003.
     Mianyang Brilliance Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. During 2001, Mianyang Brilliance Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Brilliance Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. As a result, the applicable state income tax rate for Mianyang Brilliance Ruian is 15% from 2004 to 2010. In addition, Mianyang Brilliance Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Brilliance Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Brilliance Ruian was 7.5% for the years ended 2005 and 2004, and 15% for the year ended 2003.
     Shenyang ChenFa is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In current year, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang ChenFa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang ChenFa was 0% for the years ended 2005 and 2004.

     Other subsidiaries in China are subject to state and local income taxes within China at standard rates of 30% and 3%, respectively, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.
Value Added Tax and Consumption Tax
     Under the “Provisional Regulations on Value Added Tax in the People’s Republic of China”, which came into effect on January 1, 1994, all subsidiaries are subject to value added tax, which is the principal indirect tax on the sale of tangible goods. The general value added tax rate applicable to sales and purchases of minibuses, sedans and automotive components in China is 17%. Sales of minibuses and sedans are also subject to consumption tax at standard rates ranging from 5% to 8% in 2005.
Customs Duties
     See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Tariff Reductions” for a discussion of the import tariffs that generally apply to Brilliance China Automotive and its subsidiaries. Brilliance China Automotive and its subsidiaries paid approximately Rmb 15.2 million as custom duty in 2005.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Rates
     In the year ended December 31, 2005, approximately 2.1%, 1.3% and 0.5% of Shenyang Automotive’s costs of sales were denominated in Japanese Yen, U.S. dollars and Euros, respectively. These costs related primarily to the purchase and importation of equipment and components from foreign suppliers. Shenyang Automotive pays a Japanese Yen price for the components and spare parts imported from Toyota through Japanese Yen-denominated letters of credit issued by the Bank of China and other Chinese banks. Because the Renminbi is not directly convertible into Japanese Yen, these letters of credit are funded by Shenyang Automotive in U.S. dollars. However, because Shenyang Automotive’s products are sold in China primarily in Renminbi transactions, its revenues and profits are predominantly in Renminbi, requiring Shenyang Automotive to convert a portion of its Renminbi earnings into U.S. dollars and Euros. Accordingly, Shenyang Automotive is exposed to Renminbi/U.S. dollar exchange rate risk, U.S. dollar/Japanese Yen exchange rate risk and U.S. dollar/Euro exchange rate risk.
     The value of Renminbi to the U.S. dollar increased by approximately 2.5% in 2005 as a result of the loosening of the peg to the U.S. dollar on July 21, 2005. The appreciation of the Renminbi versus the Japanese Yen, U.S. dollar or Euro has made purchases of foreign-produced components and payments denominated in foreign currency less expensive for Shenyang Automotive in Renminbi terms, thereby marginally improving its results of operations. A devaluation of the Renminbi would have the opposite effect. While there can be no assurance that the exchange rates will continue their current trends or that a devaluation or continued appreciation of the Renminbi will not occur, Brilliance China Automotive does not believe that such occurrences would, in any event, have any material adverse effect on Brilliance China Automotive’s earnings.

     Other than US$200 million zero coupon convertible bonds issued in 2003 and US$183 million zero coupon guaranteed convertible bonds issued in 2006, Brilliance China Automotive and its subsidiaries currently have no foreign currency-denominated borrowings from third parties, but have outstanding letters of credit of Yen 193.0 million and US$2.9 million and Euro 0.6 million from local banks. Brilliance China Automotive also advanced shareholder’s loans to its subsidiaries in the amounts of approximately HK$266.2 million, Rmb 1,708.1 million and US$193.3 million in 2005.
     Since Brilliance China Automotive does not believe that exchange rate fluctuations have any material effect on the overall financial performance of Brilliance China Automotive, and the amount of foreign currency that it requires is not significant, Brilliance China Automotive does not enter into any hedging transactions with respect to its exposure to foreign currency movements.
Interest Rates
     Funds not required by Brilliance China Automotive in the short term are kept as temporary demand or time deposits in commercial banks. Brilliance China Automotive does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2005, Brilliance China Automotive had short-term bank loans outstanding in the amount of Rmb 496.5 million. The average annual rate for discounting notes receivables with banks in 2005 ranged from 3% to 4% per annum, which rate is fixed separately for each transaction. Brilliance China Automotive did not have any variable rate loans or commitments outstanding as of December 31, 2005.
     For the year ended December 31, 2005, Brilliance China Automotive’s interest income was Rmb 60.2 million (US$7.5 million) and its interest expense was Rmb 182.4 million (US$22.6 million). A 10% change in interest rates would result in a change in interest income of approximately Rmb 6.0 million (US$0.7 million) and a change in interest expense of approximately Rmb 18.2 million (US$2.3 million).
Tariff Reductions
     The PRC government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of the PRC’s accession to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, the PRC has committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, the PRC will be required to conform its import tariffs to the uniform tariffs under the WTO.
     Effective January 1, 2002, the PRC reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003, between 5% and 22.9% in 2004 and between 5% and 18.6% in 2005. In 2006, the import tariffs on automotive components were further reduced to between 5.0% and 14.3%. In 2004, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 13.8% and 10.5%, respectively, and in 2005, the average tariffs became 9.7% and 12.1% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% in 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% in 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters. In 2005, tariffs were fixed at 30% for all motor vehicles. These tariffs were further reduced to 28% in January 2006 and are scheduled for further reduction to 25% in July 2006.
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

ITEM 16B. CODE OF ETHICS
     Brilliance China Automotive has not adopted a code of ethics that applies to the principal executive officer, the principal financial officer and the principal accounting officer or controller. However, the board of directors of Brilliance China Automotive has adopted or follows the following written standards for purposes of corporate governance:
•	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong, including the Model Code for Securities Transactions by Directors of Listed Issuers;

•	Non-Statutory Guidelines on Directors’ Duties issued by the Hong Kong Companies Registry in January 2004;

•	Guide for Independent Non-Executive Directors issued by The Hong Kong Institute of Directors in 2000;

•	Guidelines for Directors issued by The Hong Kong Institute of Directors in 2005; and

•	Code for Securities Transactions by Employees.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     PricewaterhouseCoopers acted as Brilliance China Automotive’s independent auditors for the fiscal year ended December 31, 2003 and Moores Rowland Mazars has acted as Brilliance China Automotive’s independent auditors for the fiscal years ended December 31, 2004 and 2005. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers and Moores Rowland Mazars.

		Total Fees
	2005	2004	2003
	Rmb’000	Rmb’000	Rmb’000
Audit fees	3,146	4,452	3,807
Audit-related fees	723	662	662
Tax fees	—	—	11
Other fees	—	—	248

Total	3,869	5,114	4,728

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
Pre-Approval Policies and Procedures
     As part of its duties, the Audit Committee considers the appointment of the external auditor and the audit fee and discusses with the external auditor, before the audit commences, the nature and scope of the audit. The Audit Committee pre-approves the fees and services provided by the external auditor through meetings or written resolutions circulated to members of the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Brilliance China Automotive has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS
See pages F-1 to F-52 following Item 19.

ITEM 19. EXHIBITS
     The following exhibits are furnished along with annual report or are incorporated by reference as indicated.
1.1	Amended and Restated Bye-Laws of Brilliance China Automotive, dated June 25, 2004.*

2.1	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.
4.1	English translation of Equity Interest Transfer Agreement dated October 19, 2004 between Ms. Chen Qiuling and Beston Asia Investment Limited in relation to the transfer of Ms. Chen’s 49% interest in Ningbo Yuming Machinery Industrial Co., Ltd. to Beston Asia Investment Limited.*

4.2	Form of Service Agreement for Executive Director.

4.3	Purchase Agreement, dated May 8, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of zero coupon guaranteed convertible bonds due 2011 by Brilliance China Finance Limited.

7.1	Statement explaining how certain ratios were calculated in the annual report.

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2005.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ Wu Xiao An
WU Xiao An
Chairman

Date: June 26, 2006

INDEX TO FINANCIAL STATEMENTS
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm of Moores Rowland Mazars, dated April 21, 2006
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the 2005 and 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong, April 21, 2006

Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers, dated April 22, 2004
The following report is a copy of a report previously issued by PricewaterhouseCoopers
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Brilliance China Automotive Holdings Limited and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, April 22, 2004

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	3,859,151	4,402,141	7,797,054
Sales to affiliated companies	1,609,839	2,139,857	2,312,503
Total sales	5,468,990	6,541,998	10,109,557
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2005: RMB1,174,732,000, 2004: RMB2,185,428,000, 2003: RMB2,934,331,000)	(5,011,955)	(5,491,250)	(7,727,125)
Gross profit	457,035	1,050,748	2,382,432
Selling, general and administrative expenses	(1,195,336)	(1,510,442)	(1,410,067)
Interest expense	(182,354)	(182,458)	(167,111)
Interest income	60,189	58,800	52,672
Equity in earnings of associated companies and jointly controlled entities, net	48,995	126,261	109,471
Subsidy income	3,139	1,815	48,497
Other income, net	43,650	25,709	78,293
Impairment loss on intangible assets	(173,000)	(50,000)	—
Impairment loss on goodwill	(257,720)	(47,320)	—
(Loss) income before taxation and minority interests	(1,195,402)	(526,887)	1,094,187
(Provision) benefit for income taxes	(101,884)	63,110	(144,140)
Minority interests	625,997	464,991	(169,205)
Net (loss) income	(671,289)	1,214	780,842
Other comprehensive (loss) income
Fair value adjustment for securities available-for-sales	(27,227)	28,468	—
Comprehensive (loss) income	(698,516)	29,682	780,842
Basic (loss) earnings per share	RMB(0.1830)	RMB0.0003	RMB0.2130
Basic (loss) earnings per ADS	RMB(18.30)	RMB0.03	RMB21.30
Diluted (loss) earnings per share	RMB(0.1830)	RMB 0.0003	RMB0.2116
Diluted (loss) earnings per ADS	RMB(18.30)	RMB 0.03	RMB21.16
Weighted average number of shares outstanding	3,668,390,900	3,668,390,900	3,666,539,983
Weighted average number of ADSs outstanding	36,683,909	36,683,909	36,665,400
Net income adjusted for the dilutive effect of convertible bonds	(671,289)	1,214	783,515
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,668,390,900	3,683,795,968	3,702,398,310
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,683,909	36,837,960	37,023,983
The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Consolidated Balance Sheets
As of December 31, 2005 and 2004

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Assets

Current assets
Cash and cash equivalents	843,400	1,244,499
Short-term bank deposits	1,053,832	1,008,602
Pledged short-term bank deposits	1,932,649	2,777,191
Deferred expenses — current portion	8,920	8,920
Notes receivable	377,505	620,899
Notes receivable from affiliated companies	338,970	645,143
Accounts receivable, net	124,958	55,632
Due from affiliated companies	840,215	765,411
Inventories, net	1,046,818	1,577,048
Other receivables	432,019	474,617
Prepayments and other current assets	57,707	127,080
Income tax recoverable	12,476	44,285
Other taxes recoverable	1,766	41,468
Advances to affiliated companies	38,931	37,477
Total current assets	7,110,166	9,428,272

Property, plant and equipment	4,362,762	4,295,576
Intangible assets	584,811	952,440
Interests in associated companies and jointly controlled entities	1,520,696	1,792,590
Investment securities	22,684	49,911
Goodwill	339,710	418,400
Prepayment for a long-term investment	600,000	600,000
Deferred tax assets	—	114,005
Deferred expenses — non-current portion	16,353	25,273
Long-term land lease prepayments	124,157	76,126
Other long-term assets	10,966	23,833
Total assets	14,692,305	17,776,426

Consolidated Balance Sheets (Continued)
As of December 31, 2005 and 2004

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Liabilities and shareholders’ equity

Current liabilities
Convertible bonds	1,639,550	—
Short-term bank loans	496,500	—
Notes payable	3,026,952	5,727,216
Notes payable to affiliated companies	74,092	121,162
Accounts payable	928,892	732,978
Due to affiliated companies	633,807	522,722
Customer advances	318,978	265,489
Other payables	434,651	363,584
Dividends payable	3,406	3,478
Accrued expenses and other current liabilities	265,908	274,183
Income tax payable	14,309	43,974
Other taxes payable	117,695	42,391
Advances from affiliated companies	105,094	90,481
Total current liabilities	8,059,834	8,187,658

Convertible bonds	—	1,667,888
Deferred income	79,602	—
Commitments and contingencies (Note 21)	—	—
Total liabilities	8,139,436	9,855,546

Minority interests	413,181	1,063,226

Shareholders’ equity

Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2005 and 2004)	303,388	303,388
Additional paid-in capital	2,325,690	2,325,690
Accumulated other comprehensive income	40,420	67,647
Dedicated capital	167,631	158,352
Capital reserve	120,000	120,000
Retained earnings	3,182,559	3,882,577
Total shareholders’ equity	6,139,688	6,857,654

Total liabilities and shareholders’ equity	14,692,305	17,776,426
The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net (loss) income	(671,289)	1,214	780,842
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Deferred income tax	114,005	(74,450)	(1,514)
Depreciation of property, plant and equipment	399,744	365,638	447,094
Amortization of long-term land lease prepayments	3,886	2,369	2,153
Amortization of intangible assets	204,009	226,041	227,077
Amortization of deferred expenses	8,920	8,920	1,486
Minority interests in net (loss) income of consolidated subsidiaries	(625,998)	(464,991)	169,205
Provision for doubtful debts and write off of bad debts	55,703	55,292	4,825
Write back of provision for doubtful debts	(7,459)	(1,000)	(5,679)
Provision for impairment of intangible assets	173,000	50,000	—
Provision for impairment of property, plant and equipment	48,299	10,000	6,027
Provision for impairment of investment in a jointly controlled entity	179,030	47,320	—
Provision for impairment of goodwill in a subsidiary	78,690	—	—
Write back of provision for inventories sold	(39,638)	(15,522)	—
(Gain) loss on disposal of property, plant and equipment	(341)	12,519	(14,004)
Gain on disposal of a jointly controlled entity	(2,098)	—	—
Amortization of deferred compensation expenses	—	—	173,213
Government grant recognized	(941)	—	—
Unrealized exchange gain	(40,829)	—	—
Equity in earnings of associated companies and jointly controlled entities, net	(48,995)	(126,261)	(109,471)
Accreted redemption premium on convertible bonds	12,419	12,401	—

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
(Increase) decrease in operating assets:
Accounts receivable	(69,974)	32,858	(73,888)
Notes receivable	243,394	206,553	(357,708)
Notes receivable from affiliated companies	306,173	(117,968)	(314,190)
Due from affiliated companies	(79,804)	(10,157)	268,881
Inventories	569,524	(328,154)	(460,040)
Other receivables	7,278	50,625	(40,307)
Prepayments and other current assets	69,374	191,443	118,612
Decrease (increase) in non-current assets	12,866	(6,843)	(13,786)
Increase (decrease) in operating liabilities:
Notes and accounts payable	(333,250)	(391,075)	48,461
Due to affiliated companies	171,871	(162,132)	(29,516)
Notes payable to affiliated companies	(47,070)	—	35,431
Customer advances	53,486	48,656	(85,206)
Other payables	43,423	(121,962)	81,715
Accrued expenses and other current liabilities	(8,277)	85,409	(69,474)
Import tariff and taxes payable	117,152	(306,000)	(36,871)
Net cash provided by (used in) operating activities	896,283	(719,257)	753,368

Cash flows from investing activities:
Capital expenditures	(558,028)	(999,058)	(955,887)
Proceeds from disposal of property, plant and equipment	9,487	18,204	118,301
(Increase) decrease in short-term bank deposits	(45,230)	661,994	(897,207)
(Increase) decrease in pledged short-term bank deposits	844,542	(512,607)	(914,584)
(Increase) decrease in advances to affiliated companies	(8,729)	204,030	1,061,214
Increase in long term investment	—	(4,138)	—
Increase in other long-term assets	—	(6,523)	(874)
Decrease in other receivables arising from short-term investments	—	—	500,000
Decrease (increase) in interests in associated companies and jointly controlled entities	11,517	(12,250)	(702,278)
Dividend received from associated companies and jointly controlled entities	72,000	15,103	—
Payment for acquisition of further interest in a subsidiary	—	(10,000)	—
Prepayment for a long-term investment	—	—	(600,000)
Increase in other receivables	—	—	(300,000)
Proceeds received from disposal of investment in an associated company	—	20,000	200,000
Advances to a joint venture partner of a non-wholly owned subsidiary	—	(97,156)	—
Net cash provided by (used in) investing activities	325,559	(722,401)	(2,491,315)

Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	501,202	900,000	—
Repayment of short-term bank loans	(4,702)	(900,000)	(150,000)
Issuance of bank notes payable	7,934,900	12,405,435	8,674,563
Repayment of bank notes payable	(10,106,000)	(11,376,454)	(7,828,000)
Decrease in advances from affiliated companies	(9,434)	(2,161)	(144,383)
Financing received from a jointly controlled entity	—	—	74,605
Proceeds from issuance of common stock	—	—	4,701
Dividends paid	(19,450)	(88,974)	(43,634)
Dividends paid to joint venture partners	—	(83,987)	(113,284)
Proceeds from issuance of convertible bonds	—	—	1,654,300
Payment of direct expenses incurred in connection with the issuance of convertible bonds	—	—	(44,599)
Capital contributions from joint venture partners	—	—	196,826
Receipts of government grants	80,543	—	—
Net cash (used in) provided by financing activities	(1,622,941)	853,859	2,281,095
Net (decrease) increase in cash and cash equivalents	(401,099)	(587,799)	543,148
Cash and cash equivalents, beginning of year	1,244,499	1,832,298	1,289,150
Cash and cash equivalents, end of year	843,400	1,244,499	1,832,298
The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003

	Common stock		Additional				Accumulated other
	Number of		paid-in	Deferred stock	Dedicated	Capital	comprehensive	Retained
	shares issued	Amount	capital	compensation	capital	reserve	income	earnings	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	132,179	—	39,179	3,382,780	6,005,302
Issuance of shares	2,338,000	194	4,507	—	—	—	—	—	4,701
Amortization of deferred compensation expenses	—	—	—	173,213	—	—	—	—	173,213
Net income	—	—	—	—	—	—	—	780,842	780,842
Transfer to dedicated capital	—	—	—	—	99,989	—	—	(99,989)	—
Capitalization of dedicated capital	—	—	—	—	(120,000)	120,000	—	—	—
Dividends declared	—	—	—	—	—	—	—	(77,751)	(77,751)
Balance as of December 31, 2003	3,668,390,900	303,388	2,325,690	—	112,168	120,000	39,179	3,985,882	6,886,307
Net income	—	—	—	—	—	—	—	1,214	1,214
Transfer to dedicated capital	—	—	—	—	46,184	—	—	(46,184)	—
Net realized gain on marketable equity securities	—	—	—	—	—	—	28,468	—	28,468
Dividends declared	—	—	—	—	—	—	—	(58,335)	(58,335)
Balance as of December 31, 2004	3,668,390,900	303,388	2,325,690	—	158,352	120,000	67,647	3,882,577	6,857,654
Net loss	—	—	—	—	—	—	—	(671,289)	(671,289)
Transfer to dedicated capital	—	—	—	—	9,279	—	—	(9,279)	—
Net unrealized loss on marketable equity securities	—	—	—	—	—	—	(27,227)	—	(27,227)
Dividends declared	—	—	—	—	—	—	—	(19,450)	(19,450)
Balance as of December 31, 2005	3,668,390,900	303,388	2,325,690	—	167,631	120,000	40,420	3,182,559	6,139,688
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
Details of the Company’s principal subsidiaries as of December 31, 2005 are as follows:

		Percentage of equity
		interest/voting right
		attributable to
	Place of	the Company
Name	establishment/incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans
Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	100%	Manufacture and sale of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans
Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	—	Financing
Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines components
Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	99%	Investment holding
Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	98.01%	Investment holding

Notes to Consolidated Financial Statements (Continued)
Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.
For the years ended December 31, 2005, 2004 and 2003, approximately 27%, 29% and 20% of the consolidated revenue was generated from sales of goods to Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.
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
The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:
•	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “long-term land lease prepayments” from property, plant and equipment in the statutory financial statements;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

•	Amortization and recognition of provision for impairment loss of intangible assets;

•	Recognition of research and development expenditures; and

•	Recognition of stock-based compensation.
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
In 2004, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”

Notes to Consolidated Financial Statements (Continued)
(“FIN 46R”). FIN 46R addresses the consolidation of an entity whose equity holders either (a) have not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46R requires the consolidation of such an entity, known as a variable interest entity (“VIE”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is obligated to absorb a majority of the risk of loss from the VIE’s activities entitled to receive a majority of the VIE’s residual returns, or both. FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist.
In connection with adopting FIN 46R, the Group has identified a supplier to which the Group had provided a guarantee of approximately RMB300 million, which expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2005. The Group made and continues to make exhaustive but so far unsuccessful efforts to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information. The Group’s maximum exposure to loss as a result of its involvement with this supplier is approximately RMB300 million, representing the guarantee to the supplier in the event of its liquidation. Except the above, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.
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
(d) Inventories
Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis. The Group provides allowance for excess, slow moving and obsolete inventory by specific identification and reduces the carrying value of its inventory to the lower of cost or market.
When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.
(e) Property, plant and equipment and long-term land lease prepayments
Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

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
The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive volume.
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
Long-term land lease prepayments is amortized on a straight-line basis over the term of lease.
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
Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which was effective for the Group for year 2002, prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Group reviews goodwill for impairment annually at the year end and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142.

Notes to Consolidated Financial Statements (Continued)
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
(i) Investments in associated companies and jointly controlled entities
An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method (“equity method investment”). Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities (“equity method goodwill”) is included in the carrying cost of the investment. The Group considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. In assessing the recoverability of equity method investments (including equity method goodwill), the Group uses discounted cash flow models. If the fair value of the equity investee is determined to be lower than carrying value, an impairment is recognized.
(j) Investment securities
The Group’s investment securities consist of marketable available-for-sale securities and investments in unlisted equity securities. Securities classified as available-for-sale under, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS No. 115 are carried at fair value, with unrealized gains and losses, net of income taxes, recorded in the accumulated other comprehensive income (loss), a separate component of statement of changes in shareholders’ equity, until realized. The fair values of individual investments in marketable securities are determined based on market quotations. Gains or losses on securities sold are based on the specific identification method. Equity securities that are restricted for more than one year or not publicly traded are recorded at cost.
The Group periodically reviews to assess whether its investments in non-marketable equity securities and available-for-sale securities are impaired and if any impairment is other than temporary. Factors considered by us in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, our ability and intent to hold the investment until recovery and overall economic conditions. A decline in value of these securities below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the securities to fair value establishing a new cost basis.
(k) Taxation
Income Tax
The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.
No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.

Notes to Consolidated Financial Statements (Continued)
The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.
Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2005, 2004 and 2003.
Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2005, 2004 and 2003.
Xing Yuan Dong and Dongxing Automotive are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rates for Xing Yuan Dong and Dongxing Automotive were 16.5%, 16.5% and 7.5% for the years ended December 31, 2005, 2004 and 2003, respectively.
Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. As a result, the applicable state income tax rate for Mianyang Ruian is 15% from 2004 to 2010. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Ruian was 7.5%, 7.5% and 15% for the years ended December 31, 2005, 2004 and 2003, respectively.
Shenyang ChenFa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In the current year, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities and is confirmed by the local tax authority that it is exempted from state enterprise income tax for the two years starting from the first profitable year in 2004 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang ChenFa was 0% for the years ended December 31, 2005 and 2004.
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

Notes to Consolidated Financial Statements (Continued)
Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 8%.
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
(m) Foreign currency translation
The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at exchange rates prevailing at the date of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into RMB at exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.
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
Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2004 and 2003: same) first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers (2004 and 2003: same) first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometers (2004 and 2003: N/A) first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.
The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.
The reconciliation of the changes in the warranty obligation is as follows:

	2005	2004
	RMB’000	RMB’000
Balance as of January 1	21,058	23,643
Accrual for warranties issued during the year	32,396	45,088
Settlement made during the year	(30,994)	(47,673)

Balance as of December 31	22,460	21,058

Notes to Consolidated Financial Statements (Continued)
(o) Advertising expenses
Advertising expenses are expended as incurred. For the years ended December 31, 2005, 2004 and 2003, advertising expenses of approximately RMB177.0 million, RMB206.9 million and RMB201.1 million, respectively, have been charged to selling, general and administrative expenses.
(p) Research and development expenses
Research and development expenses are expended as incurred. For the years ended December 31, 2005, 2004 and 2003, research and development expenses of approximately RMB235.2 million, RMB479.9 million and RMB191.4 million, respectively, have been charged to selling, general and administrative expenses.
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
(r) Stock based compensation
The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the quoted market value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted. No stock options have been granted by the Company under the Plan during the year 2005 and 2004.
Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the year ended December 31, 2003 would have been adjusted to the pro-forma amounts indicated below:

Notes to Consolidated Financial Statements (Continued)

Year ended December 31, 2003
RMB’000
Net income as reported	780,842
Add: Adjustments for APB Opinion No. 25	173,213
Less: Fair value of stock options	(210,711)

Pro-forma net income	743,344
Basic earnings per ADS:
As reported	21.30
Pro-forma	20.27
Diluted earnings per ADS:
As reported	21.16
Pro-forma	20.15
Basic earnings per share:
As reported	0.2130
Pro-forma	0.2027
Diluted earnings per share:
As reported	0.2116
Pro-forma	0.2015
(s) (Loss) earnings per share and (loss) earnings per ADS
The calculation of basic (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock outstanding during the year.
The calculation of diluted (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.
A reconciliation of the net (loss) income used in calculation of basic and diluted (loss) earnings per share/ADS is as follows:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Net (loss) income during the year	(671,289)	1,214	780,842
Add: accreted redemption premium related to the convertible bonds	—	—	1,187
Amortization of deferred expenses	—	—	1,486

Net (loss) income during the year adjusted for accreted redemption premium related to the convertible bonds and amortization of deferred expenses	(671,289)	1,214	783,515

Notes to Consolidated Financial Statements (Continued)
A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted (loss) earnings per share is as follows:

	Year ended December 31,
	2005	2004	2003
Weighted average number of shares of common stock used in calculation of basic (loss) earnings per share	3,668,390,900	3,668,390,900	3,666,539,983
Dilutive effect of stock options	—	15,405,068	3,338,970
Dilutive effect of convertible bonds	—	—	32,519,357

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per share	3,668,390,900	3,683,795,968	3,702,398,310
As the Company was in loss position for 2005, 336,956,522 and 6,258,959 potentially dilutive stocks for the year ended December 31, 2005 from conversion of the convertible bonds and outstanding share options respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2004 is based on weighted average number of common stocks/ADSs outstanding plus the weighted average number of shares/ADSs deemed to be issued as if all outstanding share options granted had been exercised.
For the year ended December 2004, 336,956,522 potentially dilutive stocks from conversion of the convertible bonds were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2003 includes the impact of shares that would result from the conversion of convertible bonds. In addition, the related accreted redemption premium on convertible bonds is added back to net income, since these would not be paid if the bonds were converted to shares.
The calculation of (loss) earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumption that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

Notes to Consolidated Financial Statements (Continued)
A reconciliation of the weighted average number of ADSs for calculation of basic and diluted (loss) earnings per ADS is as follows:

	Year ended December 31,
	2005	2004	2003
Weighted average number of ADSs used in calculation of basic (loss) earnings per ADS	36,683,909	36,683,909	36,665,400
Dilutive effect of stock options	—	154,051	33,390
Dilutive effect of convertible bonds	—	—	325,193

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per ADS	36,683,909	36,837,960	37,023,983
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
(u) Comprehensive income
SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments. The Group has disclosed comprehensive income, which encompasses net (loss) income in the statement of income and comprehensive income.
There was no other comprehensive income or loss for the year ended December 31, 2003 other than net income for the year.
(v) Convertible bonds
Convertible bonds were issued at par and are stated in the balance sheet at face value plus accreted redemption premium which was calculated based on the outstanding principal of the convertible bonds using effective interest method so that the carrying value of the bonds equal the redemption price at 102.27% on November 28, 2006. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.
(w) Guarantees
Guarantee issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FASB FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. As of December 31, 2005 and 2004, the fair values of the guarantees the Group have entered into since December 31, 2002 are not material to the Group’s financial position. Please refer to Notes 3(n) and 21(c) for details.

Notes to Consolidated Financial Statements (Continued)
(x) Allowance for doubtful accounts
Accounts receivable are stated at the amount billed to customers. The Group recognizes allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. The Group’s estimate is based on a variety of factors, including historical collection experience, existing economic conditions and a review of the current status of the receivable. Accounts past due more than the Group’s general credit period are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.
(y) Fair value of financial instruments
The estimated fair values for financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Group’s financial instruments, which include cash, accounts receivable, intercompany receivables and payables and other payables, approximate their carrying values in the financial statements.
(z) Other new accounting pronouncements
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140” (“SFAS”) No. 156. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. As of March 2, 2006, the Company did not have any hybrid financial instruments subject to the fair value election under SFAS No. 155. The Group is required to adopt SFAS No. 155 effective at the beginning of 2008.
In November 2005, the FASB issued Staff Position (FSP) FAS115-1 and FAS 124-1, which nullifies certain provisions of EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, and completely supersedes EITF Topic D-44, “Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”, addresses (1) determining when an investment should be considered impaired, (2) determining whether an impairment should be deemed other than temporary, and (3) measuring impairment loss. Combined FSP Nos. FAS 115-1 and FAS 124-1 were applied as discussed in Notes 3(j) and 14 to the Group’s consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Group is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after the beginning of 2007. The Group’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

Notes to Consolidated Financial Statements (Continued)
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share Based Payment” (SFAS 123(R)). SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” which supersedes Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS 123(R) requires companies to recognize compensation expense in the income statement for an amount equal to the fair value of the share-based payment issued. This applies to all transactions involving the issuance of equity by a company in exchange for goods and services, including employees. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) outlining the SEC Staff’s interpretation of SFAS 123(R). This interpretation provides their views regarding interactions between SFAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. Subsequently in August, October and November 2005, the FASB released FSP 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R),” FSP123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)” and FSP 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” Additionally, on February 1, 2006, the FASB issued FSP 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” The FSPs clarify certain accounting provisions set forth in SFAS 123(R). The requirements and guidance prescribed in SFAS 123(R), SAB 107 and the FSPs is effective in 2006. The Group considers that the adoption of SFAS 123R will not have significant impact on its financial statements.
4. SUBSIDY INCOME
For the years ended December 2005 and 2004, the Company’s subsidiaries were granted government subsidies of RMB3,139,000 and RMB1,815,000 respectively. For the year ended December 31, 2003, the Company was granted subsidies in the form of “tax refunds on re-investments” amounting to approximately RMB48,497,000 in relation to the Company’s re-investment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were recorded as income.
5. INCOME TAXES
For the years ended December 31, 2005, 2004 and 2003, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).
The amount of (provision) benefit for income taxes in the consolidated income statement represents:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Current taxation	12,121	(11,340)	(145,654)
Deferred taxation	(114,005)	74,450	1,514

	(101,884)	63,110	(144,140)

Notes to Consolidated Financial Statements (Continued)
The reconciliation of the Group’s effective income tax rate, based on (loss) income before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,
	2005	2004	2003
	%	%	%
Average statutory tax rate (including state and local income tax)	10.25	17.44	21.71
Effect of statutory tax holiday	3.07	15.44	(12.66)
Effect of non-deductible expenses	(2.62)	(5.38)	3.29
Effect of valuation allowances	(22.93)	(15.06)	(2.11)
Others, not individually significant	3.71	(0.46)	2.94

Effective tax rate	(8.52)	11.98	13.17
The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of (loss) income before taxes and the applicable statutory tax rate of each subsidiary.
Components of deferred tax assets were as follows:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Deferred tax asset:
Research and development costs	57,519	45,683
Provisions and accruals	46,488	47,633
Provision for impairment of property, plant and equipment	7,619	2,751
Amortization and provision for impairment of intangible assets	102,436	58,942
Tax losses carry forward	185,868	61,460

	399,930	216,469
Valuation allowance (Note)	(399,930)	(102,464)
Net deferred tax assets	—	114,005
Note: At December 31, 2005, valuation allowances of approximately RMB185.9 million (2004: RMB61.5 million) and RMB214 million (2004: RMB41 million) were made for deferred tax assets recognized in respect of the unused tax losses and deductible temporary differences because it is more likely than not that the tax benefit will be not be realized in the foreseeable future. The net change in valuation allowances for the year ended December 31, 2005 of approximately RMB297.4 million (2004: RMB79.4 million) represented valuation allowances provision of approximately RMB114 million (2004: Nil) made for deferred tax assets previously recognized with reference to a forecast of taxable profits of a subsidiary for next five years and the increase in deferred tax assets of approximately RMB183.4 million (2004: RMB79.4 million). The temporary differences do not expire under current legislation but the unrecognized tax losses of RMB565.9 million (2004: RMB409.7 million) and RMB673.2 million (2004: Nil) will expire in 2009 and 2010, respectively.

Notes to Consolidated Financial Statements (Continued)
6.	PLEDGED SHORT-TERM BANK DEPOSITS
As of December 31, 2005 and 2004, approximately RMB1,932.6 million and RMB2,777.2 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and bank guaranteed notes issued (Notes 19 and 21).
7.	ACCOUNTS RECEIVABLE, NET
Accounts receivable consist of:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Accounts receivable	173,325	103,350
Less: Allowance for doubtful debts	(48,367)	(47,718)

	124,958	55,632
Movements of allowance for doubtful debts during the years ended December 31, 2005 and 2004 were:

	2005	2004
	RMB’000	RMB’000
Balance as of January 1	47,718	46,272
Additional provision	1,177	2,526
Write-back of provision	(528)	(1,000)
Written off against accounts receivable	—	(80)

Balance as of December 31	48,367	47,718
8.	NOTES RECEIVABLE
Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2005 and 2004, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximated their carrying value. Approximately RMB238 million (2004: RMB614 million) of the notes receivable both from third parties and affiliated companies were pledged for the issuance of notes payable (Note 19).
9.	OTHER RECEIVABLES
Included in other receivables as of December 31, 2005 and 2004 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 16.

Notes to Consolidated Financial Statements (Continued)
10.	INVENTORIES, NET

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Inventories consist of:
Raw materials	564,596	888,378
Work-in-progress	64,025	97,362
Finished goods	418,197	591,308

	1,046,818	1,577,048
11.	PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM LAND LEASE PREPAYMENTS
Property, plant and equipment consist of:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Buildings	1,260,101	1,126,073
Machineries and equipment	4,136,064	3,450,089
Motor vehicles	117,497	101,715
Furniture, fixtures and office equipment	382,017	390,197
Construction-in-progress	454,591	789,145

	6,350,270	5,857,219
Less: Accumulated provision for impairment losses	(95,868)	(47,949)

	6,254,402	5,809,270
Less: Accumulated depreciation	(1,891,640)	(1,513,694)

Net book value	4,362,762	4,295,576
(a)	During the years ended December 31, 2005, 2004 and 2003, capitalized interest expenses amounted to approximately RMB23.9 million, RMB18.4 million and RMB Nil, respectively.
(b)	Buildings amounting to approximately RMB41,022,000 and long-term land lease prepayments amounting to approximately RMB64,405,000 were injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year ended December 31, 2003 (see Note 28).

Notes to Consolidated Financial Statements (Continued)
(c)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment at their net book value to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of 2005 financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB308,283,000, RMB196,125,000 and RMB17,438,000 have been accrued as of December 31, 2005, 2004 and 2003, respectively.
(d)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2005 and 2004, the net book value of the buildings, amounting to approximately RMB142,556,000 and RMB150,763,000, respectively, were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2005 and 2004, amounting to approximately RMB74,605,000, was treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB99,768,000 (2004: RMB99,768,000) will be received from BMW Brilliance and will be accounted for as additional financing.
(e)	As a result of the retirement from use and the change in use — from production to rental — of certain property, plant and equipment of the Group’s minibus and automotive components segment, the Group assessed the recoverability of the carrying value of these long-lived assets, which resulted in impairment losses of approximately RMB48.3 million, RMB10.0 million and RMB6.0 million for the years ended December 31, 2005, 2004 and 2003 respectively. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for the years.
12.	INTANGIBLE ASSETS

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Cost
Beginning of year	1,512,342	1,504,337
Additions	9,380	8,005

End of year	1,521,722	1,512,342

Accumulated amortization
Beginning of year	(509,902)	(283,861)
Amortization for the year	(204,009)	(226,041)

End of year	(713,911)	(509,902)

Accumulated impairment
Beginning of year	(50,000)	—
Impairment loss provision for the year	(173,000)	(50,000)

End of year	(223,000)	(50,000)

Net book value
End of year	584,811	952,440

Beginning of year	952,440	1,220,476

Notes to Consolidated Financial Statements (Continued)
There was a group of intangible assets that were similar in their use in the operations of the Group as they related to a specific model of Zhonghua sedans. The Group assessed the future economic benefit of this group as a whole based on net future cash flow from the manufacture and sale of that specific model of Zhonghua sedans. Included in the group of intangible assets were primarily:
(a)	Sedan design rights, which include rights, titles and interests in certain design and engineering agreements and a technical assistance agreement related to Zhonghua sedans; and
(b)	Components and parts technology rights, which include rights, titles and interests in the design of the components and spare parts for Zhonghua sedans contributed by Shenyang JinBei Automotive Company Limited (“JinBei”), a joint venture partner, as capital into Shenyang Brilliance JinBei Automobile Co. Ltd., a subsidiary of the Company in 2003 (see note 28).
Since the operations in the manufacture and sale of Zhonghua sedans had resulted in loss in 2005, the Group critically assessed the future economic benefit of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (b) by assessing the net cash inflow the manufacture and sale of Zhonghua sedans will bring to the Group in the future. Accordingly, for the year ended December 31, 2005 impairment loss provision of RMB173 million (2004: RMB50 million) was provided for these intangible assets.
For each of the five years ending December 31, 2010, the estimated amortization expense of the intangible assets in existence as of December 31, 2005 will be approximately RMB171.1 million.

Notes to Consolidated Financial Statements (Continued)
13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
Interests in associated companies and jointly controlled entities as of December 31, 2005 consist of:

		Percentage of equity
	Place of	interest held indirectly
Name of company	establishment	by the Company	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing Fuhua”)	Chongqing, the PRC	29.403%	Trading of sedans and minibuses

Chongqing Baosheng Automotive Sale and Service Co., Ltd. (“Chongqing Baosheng)	Chongqing, the PRC	29.403%	Trading of BMW sedans

Jointly controlled entities:
Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.005%	Manufacture and sale of BMW sedans
Note: During the year, two jointly controlled entities, Shenyang HuaBao Automotive Sales Service Co. Ltd. (“Huabao”) and Shanghai Kowin Automobile Company Co., Ltd. (“Kowin”) were disposed of.

Notes to Consolidated Financial Statements (Continued)
The carrying values of interests in associated companies and jointly controlled entities are:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Interests in associated companies:
Shenyang Aerospace	349,401	364,158
Chongqing Fuhua	9,709	9,518
Chongqing Baosheng	4,116	3,640

	363,226	377,316

Interests in jointly controlled entities:
Mianyang Xinchen	311,102	387,812
Xinguang Brilliance	244,890	447,823
Huabao	—	4,922
BMW Brilliance	601,478	570,375
Kowin	—	4,342

	1,157,470	1,415,274

	1,520,696	1,792,590
The acquisitions of associated companies and jointly controlled entities have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the acquired associated companies and jointly controlled entities, which are included in the carrying amount of interests in associated companies and jointly controlled entities are as follows:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	73,343	252,373

	196,736	375,766

Notes to Consolidated Financial Statements (Continued)
The changes in the carrying amount of equity-method goodwill for the year ended December 31, 2005, are as follows:

	Manufacture and sale of minibuses and	Manufacture and sale of
	automotive components	Zhonghua sedans	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2005	343,783	31,983	375,766
Impairment losses	(179,030)	—	(179,030)

Balance as of December 31, 2005	164,753	31,983	196,736
At of December 31, 2005, the Group recorded an impairment charge of RMB179.0 million (2004: RMB47.3 million) for equity method goodwill associated with its minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of the equity method investments was estimated using the expected present value of future cash flows.
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2005 and 2004 were:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	28,386	57,854
Chongqing Fuhua	192	(8)
Chongqing Baosheng	477	(860)

	29,055	56,986

Jointly controlled entities:
Mianyang Xinchen	1,978	33,331
Xinguang Brilliance	(13,296)	17,173
Huabao	—	(2,334)
BMW Brilliance	31,582	21,764
Kowin	(324)	(659)

	19,940	69,275

	48,995	126,261

Notes to Consolidated Financial Statements (Continued)
Combined unaudited financial information of the associated companies is summarized as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Revenue	1,807,849	2,221,460
Profit before taxation, net	147,361	296,835
Net income	131,955	272,213

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Current assets	908,750	1,135,531
Non-current assets	2,020,235	1,509,527

Total assets	2,928,985	2,645,058

Current liabilities	(940,641)	(743,600)
Long-term liabilities	(470,967)	(396,927)

Total liabilities	(1,411,608)	(1,140,527)

Total shareholders’ equity	1,517,377	1,504,531
Combined unaudited financial information of the jointly controlled entities is summarized as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Revenue	6,597,047	5,070,023
Profit before taxation, net	23,277	135,455
Net income	23,277	128,882

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Current assets	3,983,194	6,686,994
Non-current assets	1,727,924	1,277,418

Total assets	5,711,118	7,964,412
Current liabilities	(3,579,826)	(5,934,842)
Long-term liabilities	(420,000)	(320,000)

Total liabilities	(3,999,826)	(6,254,842)

Total shareholders’ equity	1,711,292	1,709,570

Notes to Consolidated Financial Statements (Continued)
14.	INVESTMENT SECURITIES
The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sale securities are as follows:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Available-for-sale securities	17,305	17,305
Gross unrealized gain	28,468	28,468
Gross unrealized loss	(27,227)	—

	18,546	45,773
Unlisted securities at cost	4,138	4,138

	22,684	49,911
The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB1.2 million and RMB28.5 million as of December 31, 2005 and 2004, respectively. At December 31, 2005, the Group determined that the decline in value of securities with unrealized losses shown in the above table is not other-than-temporary in nature.
Investments with an aggregate cost of RMB4.1 million (2004: RMB4.1 million) were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107 and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

Notes to Consolidated Financial Statements (Continued)
15.	GOODWILL
The changes in the carrying amount of goodwill associated with the manufacture and sale of minibuses and automotive components operations for the year ended December 31, 2005, were as follows:

RMB’000
Balance as of January 1, 2005	418,400
Impairment losses	(78,690)

Balance as of December 31, 2005	339,710
At of December 31, 2005, the Group recorded an impairment charge of RMB79 million (2004: Nil) for goodwill associated with its manufacture and sale of minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of that reporting unit was estimated using the expected present value of future cash flows.
16.	PREPAYMENT FOR A LONG-TERM INVESTMENT
On December 29, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI interested in 11% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the respective financial position of SAIAM and SXI.
Although the acquisition has approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government and State-owned Assets Supervision and Administration Commission of the State Council of the PRC, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under the Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the equity interests of JinBei.
At December 31, 2005 and 2004, the consideration RMB600 million paid to the shareholders of SAIAM and SXI and the amount was recorded as prepayments for a long-term investment by the Group. The directors have assessed the fair value of the underlying shares in JinBei and are satisfied that the carrying amount of the prepayments is supported by the fair value of the underlying shares by reference to a valuation conducted by an investment bank.

Notes to Consolidated Financial Statements (Continued)
17.	DEFERRED EXPENSES

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 18)	44,599	44,599
Amortization of deferred expenses	(19,326)	(10,406)

	25,273	34,193

Non-current portion	16,353	25,273
Current portion	8,920	8,920

	25,273	34,193
18.	CONVERTIBLE BONDS

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accreted redemption premium	26,008	13,588
Exchange gain	(40,758)	—

	1,639,550	1,667,888
On November 28, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Bonds”) with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.
The Bonds are convertible into fully paid common stocks of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share and the total potential number of shares was 336,956,522, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the Bonds previously have been redeemed or previously have matured.
(i)	The Bonds will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.
(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount (2.27% of principal amount) on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted for trading on the SEHK.
As of December 31, 2005, none of the Bonds had been converted into the common stock of the Company.

Notes to Consolidated Financial Statements (Continued)
19.	NOTES PAYABLE
As of December 31, 2005, approximately RMB2,703 million (2004: RMB4,874 million) of notes payable had effective interest rates of 3% to 4%, the remaining RMB324 million (2004: RMB853 million) of notes payable were interest free. All notes payable were guaranteed by banks, repayable within one year, secured by short-term bank deposits of approximately RMB1,450 million (2004: RMB2,375 million) and bank guaranteed notes received from third parties and affiliated companies of approximately RMB238 million (2004: RMB614 million).
20.	TAXES PAYABLE
Taxes payable consist of:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Income tax payable	14,309	43,974

VAT payable	47,087	13,249
Others	70,608	29,142

Other taxes payable	117,695	42,391

	132,004	86,365
21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments
As of December 31, 2005, the Group had approximately RMB1,781.0 million in outstanding capital and purchases commitments of which certain items are denominated in Deutsch Marks, Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, purchase of equipment, and others amounting to approximately RMB248.3 million and authorized but not contracted for capital commitment amounting to approximately RMB1,532.7 million.

Notes to Consolidated Financial Statements (Continued)
As of December 31, 2005, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

Operating lease
RMB’000
Within one year	13,501
One to two years	7,840
Two to three years	6,865
Three to four years	4,585
Four to five years	3,706
Over five years	35,944

Total minimum lease payment	72,441
(b) Operating lease income
Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 25(f)). The lease terms are generally 180 months.
Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held as investments in operating leases was RMB4.2 million and RMB4.7 million for the years ended December 31, 2005 and 2004, respectively.
Investments in operating leases are as follows:

As of December 31, 2005
RMB’000
Buildings	97,358
Accumulated depreciation	(10,780)

Net investment in operating leases	86,578

Notes to Consolidated Financial Statements (Continued)
Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31, 2005
RMB’000
Within one year	14,152
One to two years	14,152
Two to three years	14,152
Three to four years	14,152
Four to five years	14,152
Over five years	104,959

Total	175,719
There were no contingent rentals under the respective lease contracts.
(c) Contingent liabilities
(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2005 and 2004 amounting to approximately RMB1,128 million and RMB1,345 million, respectively.

(ii)	As of December 31, 2005, the Group had provided the following guarantees:
(1)	Corporate guarantees of approximately RMB120 million (2004: RMB296 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”):

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2005, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB120 million (2004: RMB296 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

(2)	A joint and several proportional corporate guarantee with a joint venture partner of Shenyang Aerospace on a long-term bank loan of approximately RMB111 million (2004: RMB221 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the Group and a joint venture partner of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the Group and the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2005, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB111 million (2004: RMB221 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

(3)	Corporate guarantees of bank loans amounting to RMB295 million (2004: RMB100 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2005, drawn by JinBei. Bank deposits of RMB311 million (2004: RMB102 million) were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2005.

Notes to Consolidated Financial Statements (Continued)
(iii)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda (the “Supreme Court”) which alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”).

In the course of legal proceedings with Broadsino, the Company achieved the following:

(i) overturning on February 11, 2003 an ex parte Court Order dated January 22, 2003 which had restrained the Company from, amongst other things, registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; (ii) initiating on March 10, 2003, a Strikeout Summons at the Supreme Court to have the Writ and the statement of claim struck out, which proceedings were duly heard before the Supreme Court, and which resulted on December 31, 2003 in that court issuing a judgement to strike-out the Writ; (iii) challenging Broadsino’s attempts for appeal to the Court of Appeal of Bermuda, Civil Appellant jurisdiction which appeal was then dismissed by that court’s judgement of March 14, 2005 which ruled in the Company’s favour; (iv) Broadsino’s further attempts for leave to appeal to the Privy Council in the United Kingdom with respect to the Court of Appeal’s judgement being challenged at all stages by the Company; and (v) Broadsino seeking a grant of leave on November 10, 2005 in the Court of Appeal in Bermuda to withdraw its leave to appeal to the Privy Council and the Company being awarded its costs of the leave application.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group.

(iv)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On September 16, 2003, a Statement of Claim was served on the Company. On November 4, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005.

Notes to Consolidated Financial Statements (Continued)
The parties applied by consent to adjourn sine die a checklist hearing fixed for April 20, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on April 19, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.
Pursuant to a request made by Mr. Yang on June 2, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on July 4, 2005.
On August 17, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on September 5, 2005, Mr. Yang also filed and served a Supplemental List of Documents.
Further interlocutory steps are in progress. There have been no other material developments in the litigation.
The directors of the Company do not believe the action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the action.
22. CAPITAL STOCK

	As of December 31,
	2005			2004			2003
	Number of			Number of			Number of
	shares	Amount		shares	Amount		shares	Amount
	’000	’000		’000	’000		’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$	50,000	5,000,000	US$	50,000	5,000,000	US$	50,000

Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388		3,668,391	RMB303,388		3,668,391	RMB303,388
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

Notes to Consolidated Financial Statements (Continued)
On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital were increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme in 2005 and 2004.

No. of stock options
’000
As of January 1, 2004	15,490
Granted	—
Exercised	—
Cancelled/lapsed	(1,000)

As of December 31, 2004	14,490
Granted	—
Exercised	—
Cancelled/lapsed	(11,690)

As of December 31, 2005	2,800
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
As of December 31, 2005, no share option was granted under the New Scheme.

Notes to Consolidated Financial Statements (Continued)
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
As of December 31, 2005, none of the call options had been exercised.
Pro-forma disclosures setting forth compensation expense assuming the Company had determined it based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148 are presented in Note 3(r).
The fair value of each option granted is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants of share options and fair value of share option made in 2002 is as follows:

Risk-free interest rate	4.96%
Expected option life — Issued on December 18, 2002	1 year
Expected dividend yield	4.11%
Volatility	48.01%
24. DISTRIBUTION OF PROFIT
As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2005, 2004 and 2003, the subsidiaries of the Company appropriated approximately RMB9.3 million, RMB46.2 million and RMB100.0 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2005, 2004 and 2003.
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
The Group’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB107.20 million and RMB110.8 million as of December 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements (Continued)
Dividends declared by the Company during 2005 and 2004 consisted of:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
2004 and 2003 final dividends of HK$0.005 and HK$0.01 per share, respectively	19,450	38,885
2005 and 2004 interim dividends of HK$Nil and HK$0.005 per share, respectively	—	19,450

	19,450	58,335
On April 21, 2006 the directors of the Company did not recommend the payment of final dividend for the year.
25. RELATED PARTY TRANSACTIONS
(a)	Name and relationship

Name	Relationship
Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive
Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the Company or are in a position to exercise significant influence over the Company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Notes to Consolidated Financial Statements (Continued)
Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:
(b)	Amounts due from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Due from related parties:
— Shanghai Shenhua and its affiliated companies	276,763	386,710
— Affiliated companies of JinBei	62,877	58,312
— Affiliated companies of BHL	54,222	—
— Jointly controlled entities	13,380	26,643
— A joint venture partner of Shenyang Aerospace	1,505	882
— BMW Brilliance
— Trade receivables	192,185	48,581
— Consideration receivable arising from the disposal of machinery and equipment (note (i))	269,003	269,003

	869,935	790,131

Less: Provision for doubtful debts	(29,720)	(24,720)

	840,215	765,411

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(c)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	9,446	22,500
— Shanghai Shenhua	328,482	601,348
— Associated companies and jointly controlled entities	1,042	21,295

	338,970	645,143
All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

Notes to Consolidated Financial Statements (Continued)
(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	465,023	276,951
— Shanghai Shenhua and its affiliated companies	4,191	40,570
— JinBei and its affiliated companies	142,438	195,166
— Affiliated companies of BHL	22,025	8,705
— Other affiliated companies	130	1,330

	633,807	522,722
The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
(e)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Notes payable to related parties:
— Shanghai Shenhua	—	4,116
— Affiliated companies of BHL	43,462	—
— Affiliated companies of JinBei	8,139	24,229
— Associated companies and jointly controlled entities	22,491	91,892
— Other affiliated companies	—	925

	74,092	121,162

Notes to Consolidated Financial Statements (Continued)
(f)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of the following:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	69,432	38,127	150,637
— Shanghai Shenhua and its affiliated companies	1,469,402	1,895,881	1,984,715
— Affiliated companies of BHL	—	—	504
— Jointly controlled entities	71,005	205,849	171,512
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	—	5,135

	1,609,839	2,139,857	2,312,503

Purchase of goods:
— JinBei and its affiliated companies	383,808	764,311	986,828
— Shanghai Shenhua and its affiliated companies	85,354	214,467	222,940
— Affiliated companies of BHL	66,441	89,690	93,498
— Associated companies and jointly controlled entities	524,221	898,914	1,597,289
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	342	16,338
— Affiliated companies of the joint venture partner of Xinguang	761	—	—
— A joint venture partner of Shenyang Aerospace	1,987	39,019	—
Subcontracting charges to a jointly controlled entity	112,160	178,685	17,438

	1,174,732	2,185,428	2,934,331

Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	—	10,000	—
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	6,940	—
Finance charge to a jointly controlled entity	17,329	17,850	—
Operating lease rental on machinery and equipment charged by a jointly controlled entity	2,260	12,840	12,000
Operating lease rental from a jointly controlled entity	15,078	15,364	—
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	—	4,407	—
— A jointly controlled entity	263	1,105	—
Purchase of machinery from affiliated companies of JinBei	—	58,089	—
Service income from a jointly controlled entity	43,671	—	—
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
ii. Guarantees provided to affiliated companies
Please refer to Note 21 (c) (ii) for details of the guarantees provided to affiliated companies.
(g)	Advances to affiliated companies consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	7,226	22,528
— BHL and its affiliated companies	15,273	—
— Shanghai Shenhua	9,045	—
— Affiliated companies of JinBei	16,185	16,786
— Other affiliated companies	452	138

	48,181	39,452

Less: provision for doubtful debts	(9,250)	(1,975)

	38,931	37,477
The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms (2004: same except an advance to a jointly controlled entity of RMB6.5 million which was interest bearing at 5.841% per annum).
(h)	Advances from affiliated companies consisted of the following:

	As of December 31,
	2005	2004
	RMB’000	RMB’000
Advances from related parties:
— Associated companies	607	—
— Affiliated companies of BHL	28,558	14,319
— An affiliated company of Shanghai Shenhua	236	230
— Affiliated companies of JinBei	1,088	945
— Financing received from BMW Brilliance (Note 11(d))	74,605	74,605
— Other affiliated companies	—	382

	105,094	90,481
Save for the financing received from BMW Brilliance as detailed in Note 11(d), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to Consolidated Financial Statements (Continued)
26. RETIREMENT PLAN AND EMPLOYEES’ BENEFIT
As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 20% of the basic salary costs of their staff for 2005 (2004: 20% to 23.5%; 2003: 22% to 23.5%) payable to Labor and Social Security Bureaus of the PRC government. The retirement plan contributions payable for the years ended December 31, 2005, 2004 and 2003 were approximately RMB33.1 million, RMB37.5 million and RMB50.4 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB29.6 million, RMB35 million and RMB46.5 million for the years ended December 31, 2005, 2004 and 2003, respectively, were calculated at a certain percentage (approximately 15.4% to 25.4% in 2005, 14.8% to 23.4% in 2004 and 13% to 18% in 2003) of the employees’ basic salaries.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated statement of income represents contributions payable by the Group to the fund. During the years ended December 31, 2005, 2004 and 2003, contributions amounting to approximately HK$122,000, HK$147,000 and HK$150,000, respectively, were made.
27. EXECUTIVE BONUS PLAN
Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the years ended December 31, 2005 and 2004 , no performance bonus was allocated. For the year ended December 31, 2003, the Company accrued RMB34.4 million under the Plan.
28. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2005: RMB23,875,000; 2004: RMB 18,369,000; 2003: RMBNil)	111,303	154,041	165,924

Income taxes	33,975	127,538	163,687
During the years ended December 31, 2005, 2004 and 2003, major non-cash transactions included:
In 2003, as approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital of Shenyang Automotive by way of capitalization of its dividend receivable from a subsidiary amounting to approximately RMB1,152.6 million. JinBei contributed the remaining 49% of the paid-in capital of Shenyang Automotive by injecting buildings amounting to approximately RMB41.0 million (Note 11(b)), long-term land lease prepayments amounting to approximately RMB64.4 million (Note 11(b)), components and parts technology right amounting to RMB820 million (Note 12(b)) and approximately RMB182 million in cash.

Notes to Consolidated Financial Statements (Continued)
29. OTHER SUPPLEMENTAL INFORMATION
The following items are charged (credited) to the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Import tariffs	15,224	56,857	104,598
Research and development costs	235,177	479,928	191,433
Foreign exchange (gains) losses, net	(21,487)	6,011	(120)
Provision for impairments of property, plant and equipment	48,299	10,000	6,027
Provision for doubtful debts and write off of bad debts	55,703	55,292	4,825
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
The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Group had one customer and its affiliates (see Note 25(f)) that accounted for more than ten percent of revenues. The Group reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Notes to Consolidated Financial Statements (Continued)
Business segments — 2005

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and automotive	sale of Zhonghua and	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)

Revenues from external customers	4,605,850	863,140	—	5,468,990

Segment (loss) income before taxation and minority interests	(190,107)	(980,264)	32,250	(1,138,121)

Unallocated amounts — corporate expenses				(57,281)

Income before taxation and minority interests				(1,195,402)

Segment assets as of December 31, 2005	9,207,757	4,531,308	615,304	14,354,369

Unallocated amounts — corporate assets				337,936

Total assets as of December 31, 2005				14,692,305

Other disclosures:
Depreciation of fixed assets	257,112	142,632	—	399,744
Amortization of long-term land lease prepayments	3,021	865	—	3,886
Amortization on intangible assets	4,883	199,126	—	204,009
Impairment of equity method goodwill (Note 13)	179,030	—	—	179,030
Impairment of goodwill in a subsidiary (Note 15)	78,690	—	—	78,690
Interest income	59,339	850	—	60,189
Interest expense	171,842	10,512	—	182,354
Capital expenditure	183,786	401,886	—	585,672
Equity in earnings of associated companies and jointly controlled entities	(11,642)	28,387	32,250	48,995
Equity method goodwill (Note 13)	164,753	31,983	—	196,736
Goodwill (Note 15)	339,710	—	—	339,710

Notes to Consolidated Financial Statements (Continued)
Business segments — 2004

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and automotive	sale of Zhonghuaand	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	5,546,263	1,324,572	—	6,870,835
Elimination of intersegment revenues	(328,837)	—	—	(328,837)

Revenues from external customers	5,217,426	1,324,572	—	6,541,998

Segment income (loss) before taxation and minority interests	423,966	(882,174)	18,562	(439,646)

Unallocated amounts — corporate expenses				(87,241)

Income before taxation and minority interests				(526,887)

Segment assets as of December 31, 2004	11,848,130	5,268,699	588,455	17,705,284

Unallocated amounts — corporate assets				71,142

Total assets as of December 31, 2004				17,776,426

Other disclosures:
Depreciation of fixed assets	202,731	162,907	—	365,638
Amortization of long-term land lease prepayments	2,369	—	—	2,369
Amortization on intangible assets	905	225,136	—	226,041
Impairment of equity method goodwill (Note 13)	47,320	—	—	47,320
Interest income	56,716	2,084	—	58,800
Interest expense	169,075	13,383	—	182,458
Capital expenditure	221,838	699,031	—	920,869
Equity in earnings of associated companies and jointly controlled entities	49,845	57,854	18,562	126,261
Equity method goodwill (Note 13)	343,783	31,983	—	375,766
Goodwill (Note 15)	418,400	—	—	418,400

Notes to Consolidated Financial Statements (Continued)
31. ACCUMULATED OTHER COMPREHENSIVE INCOME
SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net (loss) income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income consists primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments for the years ended December 31, 2005, 2004 and 2003.

	Unrealized gain (loss) on
	marketable available-for-sale	Foreign currency	Accumulative other
	securities	translation adjustments	comprehensive income
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2004	—	39,179	39,179
Current year change	28,468	—	28,468

Balance as of December 31, 2004	28,468	39,179	67,647
Current year change	(27,227)	—	(27,227)

Balance as of December 31, 2005	1,241	39,179	40,420
32. COMPARATIVE FIGURES
Certain comparative figures in previous years have been reclassified to confirm to the fiscal 2005 presentation.
33. APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors on April 21, 2006.