Form 20-F
period 2006-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2007-06-29
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Bermuda

(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered

American Depositary Shares	New York Stock Exchange, Inc.
Ordinary Shares, par value US$0.01 per share	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:
3,668,390,900 Ordinary Shares, par value US$0.01 per share
2,382,966 American Depositary Shares, each representing 100 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Large Accelerated Filer☐    Accelerated Filer☑    Non-Accelerated Filer☐
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
FORWARD-LOOKING STATEMENTS
     Certain information contained in this annual report that does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. Brilliance China Automotive wishes to caution readers not to place undue reliance on any of these forward-looking statements, which speak only as of the date made. Among the factors that could cause Brilliance China Automotive’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include:
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
CURRENCY TRANSLATION
     Unless otherwise specified, all references in this annual report to “U.S. dollars” or “US$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of China; all references to “H.K. dollars” or “HK$” are to Hong Kong dollars, which is the legal tender currency of Hong Kong and all references to “Euro” and “Euros” are to the legal tender currency of the European Monetary Union. On December 29, 2006, the noon buying rates in New York City for cable transfers of Renminbi, Hong Kong dollars and Euros, as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Rmb 7.8041, US$1.00 = HK$7.7771 and Euro 1.00 = US$1.3197. Unless otherwise specified, translations of amounts from Renminbi, Hong Kong dollars and Euros to U.S. dollars for the convenience of the reader have been made at those rates. No representation is made that the Renminbi, Hong Kong dollar or Euro amounts could have been, or could be converted into U.S. dollars at those rates or at any other rates. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
          Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
Historical Financial Information of Brilliance China Automotive
     The following table presents the selected consolidated financial information of Brilliance China Automotive and its subsidiaries as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, which have been derived from our audited consolidated financial statements. The selected financial information for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, the accompanying notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The financial statements and footnotes for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 are not included in this annual report.

(Amounts in millions,	As of and for the years ended December 31,
except per share/ADS and operating data)	2002	2003	2004	2005	2006	2006

	(Rmb)					(US$)
Income Statement Data:
Total Sales	7,319.5	10,109.6	6,542.0	5,469.0	10,484.8	1,343.5
Cost of sales	5,411.3	7,727.1	5,491.3	5,012.0	9,960.6	1,276.3

Gross Profit	1,908.1	2,382.4	1,050.7	457.0	524.2	67.2
Selling, general and administrative expenses	1,067.2	1,410.1	1,510.4	1,195.3	1,384.7	177.4
Net income (loss)	610.5	780.8	1.2	(671.3)	(386.1)	(49.5)
Balance Sheet Data:
Total assets	13,853.7	18,288.2	17,776.4	14,692.3	14,580.4	1,868.3
Current assets	8,263.0	10,286.5	9,428.3	7,110.2	7,768.6	995.5
Current liabilities	7,332.7	8,031.0	8,187.7	8,059.8	7,181.5	920.2
Capital stock	303.2	303.4	303.4	303.4	303.4	38.9
Total shareholders’ equity	6,005.3	6,886.3	6,857.7	6,139.7	5,765.9	738.8
Cash Flow Statement Data:
Payment for capital expenditure	798.8	955.9	999.1	558.0	304.2	39.0
Depreciation and amortization	270.6	677.8	603.0	616.6	811.5	104.0
Net cash flows provided by (used in) operating activities	1,913.0	753.4	(712.4)	883.4	1,145.6	146.8
Net cash flows provided by (used in) investing activities	(2,209.9)	(2,491.3)	(729.2)	338.4	514.8	66.0
Net cash flows provided by (used in) financing activities	365.9	2,281.1	853.9	(1,622.9)	(1,035.7)	132.7

Per Share/ADS Data:
Basic earnings (loss) per share	0.17	0.21	0.0003	(0.1830)	(0.1053)	(0.01)
Basic earnings (loss) per ADS	16.65	21.30	0.03	(18.30)	(10.53)	(1.3)
Diluted earnings (loss) per share	0.17	0.21	0.0003	(0.1830)	(0.1053)	(0.01)
Diluted earnings (loss) per ADS	16.65	21.16	0.03	(18.30)	(10.53)	(1.3)
Cash dividends declared per ADS(1)	1.48	2.12	1.07	n/a	n/a	n/a
Operating Data:

Production volume (units)

Minibus — Deluxe model	8,620	9,291	7,682	8,752	14,277
Minibus — Mid-priced model	56,959	65,734	56,215	48,131	53,811

Subtotal — Minibuses	65,579	75,025	63,897	56,883	68,088
Zhonghua Sedans(2)	8,890	27,054	11,806	6,854	63,560

Total	74,469	102,079	75,703	63,737	131,648
Sales volume (units)
Minibus — Deluxe model	9,017	9,004	6,626	9,940	14,196
Minibus — Mid-priced model	56,121	65,614	54,992	50,060	52,049

Subtotal — Minibuses	65,138	74,618	61,618	60,000	66,245
Zhonghua Sedans(2)	8,816	25,600	10,982	9,000	62,281

Total	73,954	100,218	72,600	69,000	128,526

(1)	Calculated using the respective U.S. dollar to Renminbi year-end noon buying rates for the years presented. Brilliance China Automotive declared cash dividends per ordinary share in H.K. dollars in each of 2004, 2003 and 2002.

(2)	Commercial production of Zhonghua sedans began in August 2002.
Exchange Rate Information
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

		Noon Buying Rate
Period	Period End	Average(1)	High	Low
2002	8.2800	8.2772	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9574	8.0702	7.8041
January 2007	7.7714	7.7883	7.8127	7.7705
February 2007	7.7410	7.7468	7.7632	7.7410
March 2007	7.7232	7.7338	7.7454	7.7232
April 2007	7.7090	7.7190	7.7345	7.7090
May 2007	7.6516	7.6758	7.7065	7.6463
June 2007 (through June 20, 2007)	7.6180	7.6465	7.6680	7.6175

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective year and on the last business day of each week during the respective month.

Risk Factors
     Brilliance China Automotive is subject to various changing competitive, economic, political and social conditions in China, as well as special concerns and significant risks not usually encountered by a United States company. These include the following:
Risks Relating to Brilliance China Automotive Minibus and Sedan Businesses
Brilliance China Automotive experienced a net loss of Rmb 386.1 million in 2006 and may not be profitable in 2007 or in subsequent years.
     Brilliance China Automotive recorded a net loss of Rmb 386.1 million (US$49.5 million) in 2006 as compared with a net loss of Rmb 671.3 million (US$83.2 million) in 2005. During the same period, total sales of Brilliance China Automotive were Rmb 10,484.8 million (US$1,343.5 million), representing a 91.7% increase from Rmb 5,469.0 million (US$677.7 million) in 2005. Although net loss decreased and total sales increased compared to 2005, there is no assurance that sales of vehicles by Brilliance China Automotive will not be affected in the future by the highly competitive automobile market and economic conditions in China.
     In 2006, Brilliance China Automotive also recognized a provision for impairment of goodwill of Rmb 73.3 million (US$9.4 million) associated with one of its jointly-controlled engine manufacturing companies due to lower than expected projected operating profits and cash flows. Provision for impairment of property, plant and equipment was Rmb 29.2 million in 2006, primarily due to the retirement from use of certain property, plant and equipment of the minibus and automotive components segment. There can be no assurance that Brilliance China Automotive will not be required to recognize an impairment loss on goodwill or a provision for impairment of the property, plant and equipment, or any other provision in 2007 or in subsequent years.
     As a result of these factors, Brilliance China Automotive may incur losses in 2007 and in subsequent years, which could impact Brilliance China Automotive’s ability to implement its business strategy and adversely affect its financial condition.
If demand for minibuses and sedans in China does not increase, and if Shenyang Automotive does not increase its market share, the ability of Shenyang Automotive to increase its sales volume will be adversely impacted.
     The success of Brilliance China Automotive’s business strategy will depend on the ability of its 51.0%-owned subsidiary, Shenyang Brilliance JinBei Automobile Co., Ltd., or Shenyang Automotive, to increase substantially its sales volume. Such an increase can only be achieved if Shenyang Automotive increases its market share or if there is an overall increase in the size of the minibus and sedan markets in China. Although we experienced an increase in sales from approximately 60,000 minibuses and 9,000 Zhonghua sedans in 2005 to 66,245 minibuses and 62,281 Zhonghua sedans in 2006, there can be no assurance that demand for Shenyang Automotive’s minibuses and sedans will continue to grow. If overall demand for domestic minibuses and sedans decreases in the future, the ability of Shenyang Automotive to increase its sales volume or market share could be adversely affected.

Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.
     Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to Brilliance China Automotive’s continued success. Brilliance China Automotive’s ability to strengthen its position within its traditional minibus segment while it continues to expand into additional market segments such as sedans, will play a key role in determining its future success. In order to compete successfully within its traditional markets, as well as to enter new markets with new product offerings, Brilliance China Automotive must assess trends in consumer preferences, modify existing products or develop new products to match those trends and deliver to market these newly developed or modified products before such preferences change. Delays in the development of new products, lack of consumer acceptance of new products and unforeseen shifts in consumer preferences may have a negative effect on Brilliance China Automotive’s financial results.
Brilliance China Automotive has experienced a management turnover and could continue to have problems retaining and recruiting key personnel in the future.
     Brilliance China Automotive had a turnover of its directors and executive officers in 2004, 2005 and 2006, and this trend of management changes may continue in the future. In 2004, three of its directors had either resigned or retired. Of the three directors who resigned or retired in 2004, one was an executive director and two were independent non-executive directors. In 2005, three executive directors resigned. Of the three directors who resigned in 2005, one was the President and Chief Executive Officer, another was the Vice President and Chief Financial Officer, and the third was the Vice Chairman, Executive Vice President and Company Secretary. In 2006, an executive director, who was appointed in 2004 as President and Chief Executive Officer to fill the then vacant positions, resigned and a non-executive director retired. In addition, in 2006, Brilliance China Automotive’s Chief Financial Officer resigned and one of the executive directors was appointed subsequently to fill this role. Brilliance China Automotive appointed a new President and Chief Executive Officer, two new Chief Financial Officers and new executive directors and independent non-executive directors between 2004 and now and there can be no assurance that this relatively new management team will be as effective in implementing Brilliance China Automotive’s business strategies or that any of the new strategies that the new management team may decide to implement will achieve its intended objectives.
     Brilliance China Automotive’s success depends to a large degree upon the continued contributions of key management and other personnel, some of whom could be difficult to replace. There can be no assurance that Brilliance China Automotive will be able to recruit or retain suitable candidates, and turnover of senior management can adversely impact Brilliance China Automotive’s stock price and customer relationships as well as make recruiting for future management positions more difficult. In addition, Brilliance China Automotive must successfully integrate any new management personnel that it recruits in order to achieve its operating objectives, and changes in other key management positions may temporarily affect its financial performance and results of operations as new management may need time to become familiar with its business. Accordingly, Brilliance China Automotive’s future financial performance will depend to a great extent on its ability to motivate and retain key management personnel.
There are risks involved in Brilliance China Automotive’s joint venture with BMW to produce BMW sedans in China.
     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Company Limited, or SJAI, entered into a joint venture contract with BMW Holding BV, or BMW Holding, to assemble, produce and sell BMW designed and branded sedans in China. Production began in September 2003 and the 3-Series and 5-Series sedans were formally launched in China in October and November 2003, respectively. There are risks involved in this joint venture, including, but not limited to, the ability of the joint venture to obtain adequate financing as and when necessary, obtain timely delivery of imported components and parts, source necessary components at competitive prices, successfully develop, manufacture, market and sell BMW sedans in China, and obtain appropriate approvals for its new products from governmental authorities in China. Brilliance China Automotive currently has a 49.5% effective interest in the joint venture and provides guarantees for the performance of all obligations of SJAI, including required capital contributions.
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
     While Shenyang Automotive is currently in the process of replacing the Toyota engines used in some of its minibus models with engines from Mitsubishi, Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, and Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., or Xinguang Brilliance, currently most of the engines installed in Shenyang Automotive’s Granse deluxe minibuses are purchased from Toyota on a commercial basis. Shenyang Automotive generally maintains an inventory of Toyota engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption in its supply of engines from Toyota. Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could, however, hinder Shenyang Automotive’s ability to import engines. An extended disruption or reduction in Shenyang Automotive’s supply of Toyota engines would consequently limit Shenyang Automotive’s ability to produce Granse deluxe minibuses.
Any delay or disruption in Shenyang Automotive’s ability to obtain engines could limit Shenyang Automotive’s ability to produce its Zhonghua sedans.
     Currently all of the Mitsubishi engines installed in Brilliance China Automotive’s Zhonghua sedans are purchased from Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, and Harbin DongAn Automotive Engine Manufacturing Co. Ltd., or Harbin DongAn, on a commercial basis. Shenyang Aerospace is an associated company of Brilliance China Automotive, in which Brilliance China Automotive has currently an indirect 12.8% equity interest. Harbin DongAn is a joint venture between Harbin DongAn Engine Group, Mitsubishi Group and Malaysia China Investment Holding Company. See “Item 4 — Information on the Company — Business Overview — Other Significant Subsidiaries, Jointly Controlled Entities and Associated Companies — Shenyang Aerospace.” Shenyang Automotive is currently in discussions with other domestic and overseas engine manufacturers, with a view towards broadening its engine sourcing for its Zhonghua sedans, and considering using foreign designs to produce domestically made engines for sedans and minibuses. Shenyang Automotive generally maintains an inventory of Mitsubishi and Harbin DongAn engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption in its supply of engines from Shenyang Aerospace and Harbin DongAn. However, there can be no assurance that Shenyang Automotive will at all times be able to obtain a steady supply of Mitsubishi engines from Shenyang Aerospace and Harbin DongAn. An extended disruption or reduction in Shenyang Aerospace’s and Harbin DongAn’s supply of engines to Shenyang Automotive would consequently limit Shenyang Automotive’s ability to produce its Zhonghua sedans.
     In addition, Shenyang Automotive began to install engines manufactured by its new engine plant in its Zhonghua sedans in March 2007. There is no assurance that these new engines will be successful or will not have quality-related problems. If Shenyang Automotive is not able to timely manufacture these new engines with the desired quality, Shenyang Automotive’s ability to produce its Zhonghua sedans may be materially and adversely affected.
If Brilliance China Automotive fails to upgrade its existing production facilities or build new facilities in a timely and cost-efficient manner, its businesses, financial condition and results of operation may be negatively affected.
     In order to maintain its competitive edge, Brilliance China Automotive’s strategy is to upgrade its production facilities, including molding, welding, painting and assembly facilities and build new facilities, such as its new engine plant. Any failure or delay in implementing such upgrading or construction plans in a timely and cost-efficient manner could limit its future growth and have a material adverse effect upon Brilliance China Automotive’s businesses, financial condition and results of operations.
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
     Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, currently owns 39.4% of the issued and outstanding shares of Brilliance China Automotive. Accordingly, Huachen is entitled to cast 39.4% of the votes on all matters voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the Bye-laws of Brilliance China Automotive and applicable laws and regulations), and therefore is able to exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive. Such influence could preclude the ability of minority shareholders to influence important business decisions of Brilliance China Automotive, and may result in actions by Brilliance China Automotive that are not in the best interest of its minority shareholders.
Significant changes in the cost or availability of raw materials or components may have a material adverse impact on Brilliance China Automotive’s results of operations.
     Brilliance China Automotive has established relationships with over 280 suppliers in the PRC and sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. Brilliance China Automotive has also made significant progress in increasing the domestic component content of its products. However, certain principal components of BMW sedans continue to be imported from overseas suppliers. For example, certain components used in sedans produced by BMW Brilliance Automotive Ltd., or BMW Brilliance, are imported from BMW Group and certain other components used in minibuses are imported from Toyota. Because these components are imported from the BMW Group, Toyota and other suppliers in Europe and Japan, the costs as well as availability of such components may be affected by exchange rates, import restrictions, customs clearance, shipment schedules and import duties and consequently drive up Brilliance China Automotive’s costs of production. In addition, unexpected disruptions in the supply of certain components, particularly from foreign suppliers, may also require using alternative suppliers or cause delays in the production process. Furthermore, an increase in the price of electricity or certain raw materials, such as steel, may result in increased costs of production. Significant changes in the cost or availability of raw materials or components may have an adverse impact on Brilliance China Automotive’s results of operations.
Product liabilities and recall claims may adversely affect Brilliance China Automotive’s results of operation.
     Manufacturers and sellers of defective products in China or other countries may be subject to liability for losses and injury caused by such defective products under the laws of China and other jurisdictions. However, there is currently no compulsory legal requirement under PRC legislation for automobile manufacturers to maintain insurance coverage in respect of production interruption, product liability or damage to third party properties. Brilliance China Automotive does not carry product liability insurance or insurance against losses due to production insurance, product recalls or damage to third party properties. Brilliance China Automotive cannot guarantee that product liability claims will not be brought against Brilliance China Automotive or its subsidiaries and affiliates in the future, and, if such claims are successful, that such claims will not have a material adverse impact upon Brilliance China Automotive’s results of operations, or that the Chinese government will not impose new requirement for sufficient insurance to be maintained to cover the risks associated with Brilliance China Automotive’s China operations, including those of Shenyang Automotive.
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
Brilliance China Automotive is required to comply with increasingly stringent environmental, safety and other standards applicable to its vehicles and manufacturing facilities.
     Brilliance China Automotive’s production facilities are subject to government pollution regulations enforced by the relevant local governments. In addition, the Chinese government has set vehicle safety, exhaust and performance standards with which Brilliance China Automotive must comply. Brilliance China Automotive’s operations are sensitive to changes in the Chinese government’s environmental policies relating to all aspects of the automobile manufacturing. There is no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of Brilliance China Automotive. In addition, as Brilliance China Automotive expands its exports to other overseas markets such as the Middle East, Southeast Asia, and Europe, it may be subject to more stringent environmental, safety or other tests and standards in the markets to which Brilliance China Automotive exports its products. There is no assurance that our products will pass such tests, which could delay entry into new segments or markets and have a negative impact on our business operations.
Brilliance China Automotive is exposed to potential risks and increased costs from the requirements to evaluate internal control over financial reporting under the Sarbanes-Oxley Act of 2002, and has identified material weaknesses in its internal control as a result of such evaluation.
     The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. The requirement for our management to evaluate and report on internal control over financial reporting first applies to this annual report on Form 20-F for the fiscal year ending December 31, 2006. The requirement for us to provide an auditor’s report on internal control over financial reporting will apply to our annual report for the fiscal year ending December 31, 2007.
     In preparation for the implementation of the requirements of Section 404, we undertook a company-wide review and documentation of internal controls, performing the system and process evaluation required, and have completed the process of reviewing and documenting the system of internal control over financial reporting to provide the basis for management’s report which is set out in “Item 15 — Controls and Procedures.” As a result of this evaluation, certain material weaknesses in our internal control over financial reporting, as set forth in “Item 15 — Controls and Procedures,” were identified.

     For the material weaknesses we have identified, we are in the process of implementing remedial measures and establishing controls to address these weaknesses, as set forth in “Item 15 — Controls and Procedures.” However, the implementation of these corrective measures is not yet complete and such measures have not been tested for their effectiveness. We cannot assure you that these measures would be effective in remedying such material weaknesses.
     Due to ongoing evaluation and testing of our internal control over financial reporting, there is no assurance that there may not be significant deficiencies that would be required to be reported or that our management will conclude that our internal control over our financial reporting are effective in the future. Moreover, even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. If we fail to achieve and maintain the adequacy of our internal controls, we or our auditors may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs. Furthermore, we have already incurred considerable costs and spent significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We anticipate that we will continue to incur considerable costs and use significant resources for purposes of compliance with Section 404.
There is no assurance that the research and development carried out by Brilliance China Automotive will materialize in products that can achieve market acceptance.
     Brilliance China Automotive invests and plans to continue to invest capital and other resources to develop or acquire proprietary automobile-related technologies. As the development of proprietary technologies is a highly complex, uncertain and costly process, there is no assurance that Brilliance China Automotive can successfully develop and commercialize new products based on its new technologies and innovations (or to do so in a timely manner), or that any new products that Brilliance China Automotive introduces will achieve market acceptance. For example, Brilliance China Automotive recently began manufacturing engines at its new engine plant for installation in its sedans. Sedans equipped with these engines were formally launched to the market in March 2007. Brilliance China Automotive has made significant investments for the development and manufacture of these new engines and there is no assurance that the engines built at the new engine plant will achieve the desired quality or market acceptance. If Brilliance China Automotive’s efforts to commercialize new products developed based on such technologies are unsuccessful, it may not be able to recover its investment in such technologies and may suffer losses as a result of the failure of such products.
     Moreover, if Brilliance China Automotive’s research and development capabilities are impaired, the development of Brilliance China Automotive’s products may be delayed which, in turn, may adversely affect its business plans and operations.
Brilliance China Automotive’s intellectual property rights may be infringed by third parties and Brilliance China Automotive may also face infringement claims brought by third parties.
     Brilliance China Automotive has adopted strict policies to protect its existing and future intellectual property under existing and future patent, copyright, trademark, trade secret and unfair competition laws. However, policing breaches of its intellectual property rights is difficult and sometimes impracticable. There is no assurance that the current measures taken by Brilliance China Automotive will prevent infringement of Brilliance China Automotive’s intellectual property rights. Counterfeit automobiles and automotive parts that improperly use Brilliance China Automotive’s brands, technology or designs could cause it to lose sales and damage its reputation, brands and product images. Even if Brilliance China Automotive succeeds in establishing infringement claims against third parties, such parties may be unable to pay damages and expenses.
     Brilliance China Automotive may also face infringement claims brought by third parties. These claims against Brilliance China Automotive could cause it to incur significant legal fees and other costs, divert its management’s attention and cause significant disruptions to its businesses and operations. If an infringement claim is successfully asserted against Brilliance China Automotive, it could also be required to pay substantial monetary damages and be enjoined from further production or sale of certain products, which could have a material adverse effect on its businesses, results of operations and financial condition.
Brilliance China Automotive has uninsured risks.
     Brilliance China Automotive’s insurance coverage, as of December 31, 2006, includes fire, flood, riot, strike, malicious damage, business interruption, transportation, product and public liability. However, there are certain types of losses, for instance, losses resulting from acts of terrorism which are disproportionately expensive or practically infeasible for Brilliance China Automotive to fully insure against, or to insure at all. Therefore, there may be circumstances in which Brilliance China Automotive will not be fully insured for losses and liabilities, which may in turn result in the interruption of its business. These uninsured losses and liabilities could adversely affect the financial position of Brilliance China Automotive.
Brilliance China Automotive’s “Zhonghua” local brand may not succeed and Brilliance China Automotive may subsequently suffer losses as PRC consumers give more weight to brand recognition as they make automobile purchase decisions.

     The “Zhonghua” brand is considered one of the PRC’s “Local Brands” of domestically produced vehicles. This “Local Branding” approach encourages PRC auto companies to establish and grow their self-established auto name brands and to use domestic technologies, production facilities and components to build vehicles. Shenyang Automotive’s “Zhonghua” was recognized as a well-known “Local Brand” shortly after its launch. However, because PRC customers have associated auto brands with automobile quality, innovation and reliability, and brand recognition has become an increasingly important factor in consumers’ decisions in purchasing vehicles, certain foreign auto brands still have substantial brand recognition advantage over these “Local Brands.” Thus, although Shenyang Automotive has committed itself to this branding approach and has made efforts to boost its brand recognition, there can be no assurance that this approach will be effective in the long run, nor can there be assurance that “Zhonghua” as well as other brands Brilliance China Automotive may launch in the future can withstand the severe competition from the long-established foreign auto brands.
Risks Relating to the Minibus and Sedan Industries in China
China’s automobile demands may become more volatile due to macroeconomic factors.
     After rapid growth between 2000 and 2003, China’s sedan industry growth slowed down significantly in 2004. In particular, the sales volume increased 71.0% from 2002 to 2003, as compared to only 19.3% from 2003 to 2004. China’s sedan industry has however showed improvement since 2005. According to the China Auto Industry Comprehensive Analysis and China Auto Association, sedan sales volume increased by 21.3% to 2,784,629 sedan units in 2005, compared to the 2,294,752 sedan units sold in 2004. In 2006, sedan sales volume further increased by 36.9% to 3,811,607 sedan units as compared to that in 2005. Sales performance in China’s sedan market also improved in the first four months of 2007 with a total of 1,533,435 sedan units being sold, compared to the 1,206,185 sedan units sold in the same period in 2006, an increase of 27.1% year on year. However, there is no assurance that this growth will continue.
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
     If the general economy in China slows down or the Chinese government adopts new policies that adversely affect the automotive industry, the demand for automobiles is also likely to experience a significant downturn.

     Over the years, Brilliance China Automotive has been increasing its production capacities in anticipation of a significant increase in automobile demand in China. Any slow down in automobile demand in China, such as that experienced in 2004, may lead to an increase in Brilliance China Automotive’s inventory and could result in a significant underutilization of its production capacity. As a result, Brilliance China Automotive’s results of operations and financial condition could be materially and adversely affected.
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
     Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003, between 5% and 22.9% in 2004 and between 5% and 18.6% in 2005. In 2006, the import tariffs on automotive components were reduced to between 5.0% and 14.3%. In January 2007, they were further reduced to between 5.0% and 10.0%. In 2004, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 13.8% and 10.5%, respectively, and in 2005, the average tariffs became 9.7% and 12.1% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In 2006, the average tariffs were reduced to 8.2% and 10.4% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 43.9% in 2002 to 38.2% in 2003, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 50.7% in 2002 to 43.0% in 2003. In 2004, tariffs were 34.2% for vehicles with nine seats or less and engine sizes of three liters or less and 37.6% for vehicles with more than nine seats and engines of more than three liters. In 2005, tariffs were fixed at 30% for all motor vehicles. These tariffs were further reduced to 28% in January 2006 and 25% in July 2006.
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
     Brilliance China Automotive is subject to various laws, rules and regulations in China imposed at national, provincial and municipal levels that regulate or affect China’s automobile manufacturing industry and automotive components and parts manufacturing industry, including:
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
     In addition, China’s regulators may introduce in the future more stringent regulations and measures which will affect Brilliance China Automotive’s automobile manufacturing and automotive components and parts manufacturing businesses. On December 26, 2006, the regulators introduced new measures to trim overcapacity in the PRC automobile industry and promote local brands. For example, among other things, annual sales of automobile manufacturers in China must reach certain levels in order for them to build new manufacturing plants. The imposition of any such more stringent requirements may require Brilliance China Automotive to incur substantial and costly changes to its automobile and/or automotive components and parts designs and its business structure or organization, or restrict its ability to respond to changing market conditions or competition. Moreover, Brilliance China Automotive’s failure to comply with such laws and regulations would result in fines, penalties or lawsuits.
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
     On April 1, 2006, the State Administration of Taxation of China, in an effort to encourage environmental protection and fuel efficiency, re-adjusted consumption tax rates on passenger vehicles (including imported vehicles). Before the re-adjustment, the consumption tax rate for passenger vehicles was a three-tiered system: 3% for automobiles with engine displacement lower than 1.0 liter; 5% for automobiles with engine displacements between 1.0 liter and 2.0 liters, and 8% for automobiles with engine displacements above 2.0 liters. After the re-adjustment, tax rates on vehicles with smaller engines (under 2.0 liters) either fell or remained unaltered, whereas tax rates on automobile with larger engines were raised. The new tax rates are: 3% for 0.0-1.5 liters; 5% for 1.51-2.0 liters; 9% for 2.01-2.5 liters; 12% for 2.51-3.0 liters; 15% for 3.01-4.0 liters; and 20% for above 4.0 liters. Consequently, the tax rates on the BMW 3 and 5 series sedans produced by BMW Brilliance, as well as the Zhonghua sedans equipped with the larger 2.4-liter engines, have been raised by this re-adjustment. As a result of this new consumption tax regime, the prices of the above-mentioned vehicles have increased, which may lower demand for these vehicles in 2007 and subsequent years, and therefore negatively impact Brilliance China Automotive’s businesses and results of operations.
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

Exchange rate fluctuations may affect the results of operations of Brilliance China Automotive.
     Brilliance China Automotive’s major operations are based in China and a significant proportion of its turnover is derived from its operations in China.
     The Renminbi was revalued on July 21, 2005 to Rmb 8.11 per US$1.00 from its previously pegged rate of Rmb 8.28 per US$1.00. The People’s Bank of China also announced that the Renminbi would be pegged to a basket of foreign currencies, rather than tied solely to the U.S. dollar, and would trade within a band against this basket of currencies, which includes, without limitation, U.S. dollars, Euro, Japanese yen, South Korean won, British pounds, Thai baht and Russian ruble. This change in policy has resulted in an approximately 6% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2006. There is no assurance on whether there will be any further revaluation of the Renminbi. Any further revaluation of the Renminbi may adversely affect China’s economy and may therefore lead to a downturn in the automobile demand in China.
Significant changes to China’s income tax regime could have a material adverse effect on Brilliance China Automotive’s results of operations.
     On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which will take effect from January 1, 2008. According to the new EIT Law, certain preferential income tax treatments currently applicable to domestic companies will be phased out in five years beginning from January 1, 2008, and after such five-year period, the applicable tax rate applicable to all domestic companies in the PRC with minor exceptions will become 25%. To date, the relevant authorities have not yet issued any detailed rules implementing the new EIT Law concerning the applicable income tax rates, computation of taxable income, as well as any phase out of specific preferential tax treatments, and the related measures for the transitional periods from 2008 and onwards have not been clarified. Consequently, Brilliance China Automotive is not in a position to reasonably assess the impact, if any, of the carrying values of deferred tax assets and deferred tax liabilities resulting from the implementation of the new EIT Law. Any increase in Brilliance China Automotive’s effective tax rate as a result of the above may adversely affect its operating results.
Budgetary constraints on China’s government entities and state enterprises could affect Shenyang Automotive’s sales and pricing of products.
     Brilliance China Automotive believes that approximately 35% and 30% of Shenyang Automotive’s 2006 revenues from minibuses and sedans, respectively, were derived from sales to governmental agencies and certain state-run enterprises. Because of Shenyang Automotive’s customer composition, sales and pricing of its products can be affected by budgetary constraints applicable to government entities and state enterprises.

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

There can be no assurance that there will not be another significant outbreak of a highly contagious disease in China.
     In 2003, there was an outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC, Singapore, Hong Kong, other Asian countries and Canada. The SARS outbreak had a significant adverse impact on the economies of the affected countries. Recently, there have been media reports regarding the spread of the H5N1 virus or “Avian Influenza A” among birds, poultry and in some isolated cases, transmission of Avian Influenza A virus from animals to human beings. There can be no assurance that there will not be another significant outbreak of a severe contagious disease. If such an outbreak were to occur in China, it may have a material adverse impact on the operations of Brilliance China Automotive and its results of operations may suffer.
     See also “Government Regulation” and “Environmental Matters” in “Item 4 — Information on the Company,” “Item 5 — Operating and Financial Review and Prospects,” “Item 8 — Financial Information — Legal Proceedings” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”
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
     Brilliance China Automotive was initially established to hold a 51.0% interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (formerly known as Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd.), or Shenyang Automotive, a Sino-foreign equity joint venture enterprise established on July 22, 1991. The remaining 49.0% (9.9% of which was subsequently sold) interest in Shenyang Automotive was owned by Shenyang JinBei Automotive Company Limited (formerly Shenyang Brilliance Automotive Company Limited and FAW-JinBei Automotive Company Limited), or JinBei. In February 2003, an amendment was made to Shenyang Automotive’s joint venture contract and as a result, the term of Shenyang Automotive became perpetual. Shenyang Automotive is currently the leading manufacturer and distributor of minibuses in China and also the manufacturer of Zhonghua sedans.
     On December 29, 2003, Brilliance China Automotive, through Shenyang XinJinBei Investment and Development Co., Ltd., or SXID, and Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, its 100% and 99.0% indirectly owned subsidiaries, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang XinJinBei Investment Co., Ltd, or SXI. SAIAM and SXI own 24.38% and 8.97%, respectively, of the issued share capital of JinBei. Upon the completion of the acquisition and the receipt of government approvals for the transaction, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from 51.0% to approximately 63.9%.

     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. On May 18, 1998, Brilliance China Automotive acquired 50% and 51% equity interests, respectively, in Mianyang Xinchen, a manufacturer of gasoline engines for use in passenger vehicles and light duty trucks, and Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, a producer of automobile windows and window molding and stripping. Mianyang Xinchen is a Sino-foreign joint venture whose 50-year term will expire in 2048. Ningbo Yuming is a wholly foreign-owned enterprise with a 50-year term that will expire in 2043. On October 19, 2004, Brilliance China Automotive, through its subsidiary Beston Asia Investment Limited, entered into an agreement with Ms. Chen Qiuling for the acquisition of her 49% interest in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant Chinese authorities on November 25, 2004 and Ningbo Yuming has thus become a wholly owned subsidiary of Brilliance China Automotive.
     On August 7, 2006, Brilliance China Automotive, through its subsidiary Southern State Investment Limited, entered into an agreement with an independent third party to dispose of a 3.5% interest in Mianyang Xinchen. Upon obtaining the approval from the relevant government authorities and completion of the proposed transfer, the Company’s effective interest in Mianyang Xinchen will decrease from 50.0% to 46.5%. The disposal is yet to be completed as of the date of this annual report.
     In addition to the acquisition of interests in Mianyang Xinchen and Ningbo Yuming, Brilliance China Automotive has also acquired from Brilliance Holdings Limited, an affiliated company, a 50.0% equity interest in Xinguang Brilliance on December 11, 2000. Xinguang Brilliance is a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. Shenyang Automotive is a major customer of each of Mianyang Xinchen, Ningbo Yuming and Xinguang Brilliance. Brilliance China Automotive believes that the acquisition of these components suppliers has enabled it to maintain the quality, and ensure a stable supply, of certain key components required for the production needs of Shenyang Automotive.
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
     Under an acquisition agreement dated April 25, 1998 between Shenyang Automotive and Shenyang State Assets Administration Bureau, Shenyang Automotive was to acquire a 21.0% indirect interest in Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, a Sino-foreign equity joint venture. A revised agreement was subsequently signed on August 15, 1999 among Shenyang Automotive, Shenyang State Assets Administration Bureau, Shanghai Brilliance Industrial Company Limited and Xing Yuan Dong, under which Shenyang Automotive’s effective interest in Shenyang Aerospace was reduced to

16.8% in exchange for cash consideration and the remaining 4.2% effective interest was transferred to Xing Yuan Dong at cost. At the completion of the transfer on May 25, 2000, Brilliance China Automotive’s indirect effective interest in Shenyang Aerospace was 12.8% with Mitsubishi Motors Corporation, or MMC, Mitsubishi Corporate, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua Motors Engine Co., Ltd., or Shenyang Jianhua, owning equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0%, respectively. Pursuant to a share transfer agreement dated September 29, 2005, Shenyang Jianhua agreed to sell to MMC a 2.0% interest in Shenyang Aerospace. The transfer has yet to be approved by the relevant authorities in China. Upon completion of the transfer, each of Shenyang Jianhua and MMC will own an equity interest of 19.0% and 27.0% in Shenyang Aerospace, respectively. Upon completion of the acquisition of additional shares in JinBei and the receipt of approvals from the relevant PRC authorities for the transfer, Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 13.5%.
     At the end of 1998, Shenyang Automotive began to construct new production lines for the manufacture of sedans and multi-purpose vehicles, or MPVs. These new production lines were completed in mid-2002 and reached a total annual production capacity of 100,000 sedans or MPVs as at the end of 2002. Beginning in 1999, Shenyang Automotive implemented an expansion of its minibus facilities that resulted in an increase in its annual production capacity for deluxe and mid-priced minibuses from 40,000 units to 70,000 units in 2002 (based on two shifts per day). The stamping and assembly workshops for minibuses currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. In 2003, Shenyang Automotive constructed a new painting facility with a capacity of 120,000 units per year. In June 2005, Shenyang Automotive invested and built a new engine plant with an initial planned capacity of 50,000 engines per year. The new engine plant commenced commercial production on June 26, 2006.
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
     The Zhonghua sedan, designed by the world-renowned Italdesign, was launched to the market in China in August 2002, after approval for production and sale of the Zhonghua sedan was obtained from the Chinese government in May 2002. The latest Zhonghua model, Junjie, was launched in March 2006.
     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW sedans in China. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81.0% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.6%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in the joint venture to 49.5% by further increasing its interest in SJAI from 89.1% to 99.0%. BMW Brilliance received its business license on May 22, 2003 and introduced the BMW designed and branded 3-Series and 5-Series sedans in China in October and November of 2003, respectively, based on knockdown kits supplied by BMW. BMW Brilliance subsequently launched the new 3-Series and 5-Series long-wheelbase sedans in China in September 2005 and November 2006, respectively. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its sedans.
     Brilliance China Automotive currently has no material acquisitions or divestitures planned or pending.
     For additional information see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”
Business Overview
     Brilliance China Automotive’s core businesses are the manufacture and sale of minibuses and Zhonghua sedans in China through its subsidiary, Shenyang Automotive. Brilliance China Automotive also has a joint venture, BMW Brilliance, with BMW Holding to produce and sell 3-Series and 5-Series sedans in China. In 2006, Shenyang Automotive sold a total of 66,245 minibuses and 62,281 Zhonghua sedans and BMW Brilliance sold a total of 23,600 BMW sedans. Currently, Shenyang Automotive has an annual production capacity of 80,000 units of deluxe and mid-priced minibuses (based on two shifts per day), 120,000 units of deluxe and mid-priced minibuses (based on three shifts per day), 100,000 units of Zhonghua sedans (based on two shifts per day) and 130,000 units of Zhonghua sedans (based on three shifts per day). BMW Brilliance currently has an annual production capacity of 30,000 units (based on two shifts per day) and 41,000 units (based on three shifts per day). In addition, Brilliance China Automotive has also established strategic partnerships or working relationships with various other leading global automotive companies, including Toyota, Mitsubishi, FEV Motorentechnik Gmbh, Porsche, Pininfarina S.p.A., and Italdesign S.p.A.
     Shenyang Automotive’s production facilities are located in the industrial city of Shenyang, the capital of Liaoning Province in northeastern China. Shenyang Automotive’s principal products are the deluxe minibus, the mid-priced minibus and the Zhonghua sedan. Mid-priced minibuses accounted for approximately 28.8% of the total sales revenue of Brilliance China Automotive in 2006. The deluxe and mid-priced minibuses are 8 to 15-seat minibuses adapted from Toyota’s Hiace minibus (marketed under the name of “Hiase” in China) and Granvia minibuses (marketed under the name of “Granse” in China).
     On May 22, 2003, BMW Brilliance received its business license issued by the Shenyang City Administration for Industry and Commerce. Commercial production of BMW-designed and branded sedans commenced in September 2003 based on knockdown kits supplied by BMW Group. The 3-Series BMW sedans were launched in the market in October 2003 and the 5-Series were launched in November 2003. BMW Brilliance subsequently launched new versions of the 3-Series in September 2005 and the new 5-Series long-wheelbase in November 2006. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3- and 5-Series sedans.

     In 2006, Shenyang Automotive’s sales volume increased 86.3% from approximately 69,000 units in 2005 to 128,526 units in 2006. The 2006 sales figure comprises 66,245 minibuses and 62,281 Zhonghua sedans. The increase in overall sales was primarily due to the increase in the sales volume of minibuses and the significant increase in the sales volume of the Zhonghua sedans, in particular the Junjie model which was launched in March 2006. Our joint venture, BMW Brilliance, sold 23,600 BMW-branded sedans in 2006, compared to 17,501 in 2005. Shenyang Automotive’s sales in China has been supported by a substantial network of approximately 180 minibus distributors, including approximately 35 exclusive minibus distributors, and approximately 130 sedan distributors, as well as approximately 390 after-sales service centers for minibuses and approximately 220 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, with sales, after-sales service, spare parts and surveys offered by the same dealership outlet. As of the end of 2006, Shenyang Automotive had approximately 70 4S dealership outlets for minibuses and approximately 100 4S dealership outlets for Zhonghua sedans nationwide.
     For the year ended December 31, 2006, Brilliance China Automotive reported sales of Rmb 10,484.8 million (US$1,343.5 million), representing an increase of approximately 91.7% compared to 2005 and net loss of Rmb 386.1 million (US$49.5 million) compared with a net loss of Rmb 671.3 million (US$83.2 million) in 2005. The increase in sales and decrease in net loss was primarily due to the increases in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006, and decreases in impairment losses on intangible assets and goodwill.
Principal Products
     Shenyang Automotive’s principal products are minibuses and the Zhonghua sedans. Our joint venture with BMW, BMW Brilliance, also produces BMW 3- and 5-Series sedans.
     Shenyang Automotive’s principal minibus products are the deluxe minibus and the mid-priced minibus, which constituted approximately 13.9% and 28.8% of Brilliance China Automotive’s total sales revenue in 2006, respectively. These vehicles are used primarily for passenger transportation but can also be modified for use as police vans, ambulances or other specialty vehicles. Shenyang Automotive sells all of its minibuses under the JinBei brand name in a variety of models designed to meet the requirements of particular market segments. Brilliance China Automotive believes that Shenyang Automotive’s minibuses have established a reputation in China for high quality and reliability that has enabled Shenyang Automotive to maintain its market-leading position in recent years. Shenyang Automotive commenced production of the high-end Granse model in 2002 based on semi-knockdown kits from Toyota and started production of the domestic version of the Granse model using domestic parts and components in the first half of 2004.
     Shenyang Automotive’s Zhonghua sedan was introduced to the commercial market in China in August 2002 and constituted approximately 15.8% and 49.5% of Brilliance China Automotive’s total sales revenue in 2005 and 2006, respectively. The initial model was a five-seat manual transmission sedan with a 4-cylinder, 2.0-liter Mitsubishi engine. Shenyang Automotive now also produces manual transmission Zhonghua sedans with 2.4-liter engines and automatic transmission versions with both 2.0-liter and 2.4-liter engines. In December 2004, the

“facelift” version of the Zhonghua model, known as “Zunchi,” was launched. In March 2006, Shenyang Automotive launched another Zhonghua model, Junjie, which features a 1.6-liter, 1.8-liter or 2.0-liter engine with manual or automatic transmission.
     The following table sets forth certain information with respect to Shenyang Automotive’s principal products as of the date of this annual report.

	Deluxe
	Minibus
	(Granvia or	Deluxe	Mid-priced	Zhonghua	Zhonghua
	“Granse”	Minibus	Minibus	Sedan	Sedan
	Model(1))	(Hiase Model)	(Hiase Model)	Zunchi	Junjie
Maximum number of passengers	7—8	15	15	5	5

Engine type	Toyota 4-cylinder 2.7-liter gasoline engine and Mianyang Xinchen 2.7-liter gasoline engine	Toyota 4-cylinder 2.4-liter gasoline engine and Mitsubishi 2.4-liter gasoline engine	Mianyang Xinchen and Xinguang Brilliance 4-cylinder 2.2-liter gasoline engine	Mitsubishi 4-cylinder 1.8, 2.0 and 2.4-liter gasoline engine	Mitsubishi 4-cylinder 1.8 and 2.0-liter and Mitsubishi & Harbin DongAn 1.6-liter gasoline engine

Horsepower (bhp)	105	100.6	92.5	122—170	134—173

Price Range in Rmb(2)	119,800—239,800	121,800—156,800	64,800—101,800	105,800—209,800	85,800—157,800

Fuel Consumption (Liters/100 km)(3)(4)	10	10	9.8	6.5 — 7.6	6.2 — 7.6

Maximum speed(4)	158 km/hr	130 km/hr	130 km/hr	185 — 210 km/hr	180 — 210 km/hr

Domestic component content	> 80%	> 85%	100%	92—100%	90—99%

Length	4.7 m	4.8 m	4.8 m	4.88 m	4.65 m

(1)	Known as “Grace” before February 2004.

(2)	Actual price depends on specific model.

(3)	Based on an average speed of 50-55 kilometers per hour for minibuses and 80 kilometers per hour for sedans.
     The following table sets forth certain information with respect to BMW Brilliance’s principal products as of the date of this annual report.

	BMW Brilliance	BMW Brilliance
	3-Series Sedan	5-Series Sedan

Models	320i and 325i	523Li, 525Li and 530Li

Maximum number of passengers	5	5

Engine types	BMW 4 and 6-cylinder 2.0-liter and 2.5-liter gasoline engines	BMW 6-cylinder 2.5-liter and 3.0-liter gasoline engines

Horsepower (bhp)	150 — 218	177—258

Price range in Rmb(1)	339,800—461,000	477,600—699,000

Fuel Consumption (Liters/100 km)(2)	7.9 — 9.0	9.4 — 9.5

Maximum speed	215 — 242 km/hr	227 — 250 km/hr

Length	4.52 m	4.98 m

(1)	Actual price depends on specific model.

(2)	Based on an average speed of 80 kilometers per hour.
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
     Mid-priced minibus. The mid-priced minibus was developed by Shenyang Automotive and was commercially introduced in the second half of 1996. Shenyang Automotive produces two principal mid-priced minibus models, both of which are based on the deluxe minibus and share the same styling and body of the deluxe minibus, with the principal difference being the engine. By equipping the majority of these models with a domestically manufactured Mianyang Xinchen or Xinguang Brilliance engine, Shenyang Automotive is able to sell them for significantly less than the deluxe minibus, yet still maintain function and quality standards for these models that are only slightly lower than the deluxe minibus. This has allowed the mid-priced minibus models to compete more effectively in terms of price with other domestically produced products. See “— Competition” below.

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
     Zhonghua sedans. The Zhonghua sedan was designed by Italdesign and was commercially introduced by Shenyang Automotive in August 2002 after receiving approval from the Chinese government in May 2002. This sedan is designed to target the mid-priced sedan market segment, including governmental institutions, businesses and individual users in China. This sedan model was specifically designed for the Chinese market and utilizes a high degree of domestic component content, thereby offering cost advantages to consumers. In 2003, Shenyang Automotive spent approximately Rmb 200.0 million on upgrading the Zhonghua production facilities and related dies and tools. The “facelift” version of the Zhonghua model, known as “Zunchi,” was launched in December 2004 and in March 2006, the “Junjie” model was launched. The Junjie sedan uses the Zhonghua sedan design as its foundation, and is designed for family use and business use in China. Junjie was designed by Pininfarina S.p.A., an Italian design company, and other aspects of its development, including its platform, involved cooperation with Porsche. The Junjie sedan received the 2006 China CCTV China annual 1.8-liter car prize. Total investment in the Junjie product was Rmb 500 million.
     On March 27, 2001, Brilliance China Automotive entered into a three-year technical assistance agreement with BMW Group under which BMW engineers provided consulting services to help in the initial stages of production of Zhonghua sedans at Shenyang Automotive’s sedan production facilities in Shenyang, including assistance in achieving and maintaining the desired level of production quality. A similar agreement entered into in early 2006 between Shenyang Automotive and BMW Group regarding the technical support program for the Junjie sedan expired in July 2006. Shenyang Automotive currently has no plans to renew the technical assistance agreement.

     The following table sets forth Brilliance China Automotive’s revenues by category, for the years 2004 through 2006:

	2004		2005		2006
	Revenue		Revenue		Revenue
	(Rmb millions)%		(Rmb millions)%		(Rmb millions)%
Minibus sales
Deluxe minibus	960	14.7	958	17.5	1,460	13.9
Mid-priced minibus	3,797	58.1	2,989	54.7	3,020	28.8
Zhonghua sedan	1,324	20.2	863	15.8	5,190	49.5

Subtotal	6,081	93.0	4,810	88.0	9,670	92.2
Other sources of income(1)	461	7.0	659	12.0	815	7.8

Total	6,542	100.0	5,469	100.0	10,485	100.0

(1)	Including sales of components and scrap metal.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and Zhonghua sedan sales revenue throughout China for the years 2004 through 2006:

	2004		2005		2006
Province/	Revenue		Revenue		Revenue
Municipality	(Rmb millions)%		(Rmb millions)%		(Rmb millions)%

Beijing	1,131	18.6	755	15.7	1,180	12.2
Guangdong	821	13.5	529	11.0	1,057	10.9
Liaoning	644	10.6	567	11.8	1,673	17.3
Shanghai	566	9.3	452	9.4	803	8.3
Jiangsu	389	6.4	283	5.9	667	6.9
Zhejiang	328	5.4	188	3.9	474	4.9
Shandong	237	3.9	183	3.8	522	5.4
Tianjin	183	3.0	115	2.4	193	2.0
Heilongjiang	134	2.2	82	1.7	184	1.9
Hebei	128	2.1	87	1.8	222	2.3
Hubei	128	2.1	82	1.7	164	1.7
Hunan	128	2.1	96	2.0	203	2.1
Shaanxi	128	2.1	77	1.6	163	1.7
Henan	110	1.8	106	2.2	193	2.0
Sichuan	103	1.7	115	2.4	221	2.3
Shanxi	103	1.7	72	1.5	164	1.7
Fujian	91	1.5	63	1.3	173	1.8
Jilin	85	1.4	72	1.5	116	1.2
Chongqing	85	1.4	48	1.0	172	1.8
Xinjiang	79	1.3	63	1.3	106	1.1
Yunnan	79	1.3	43	0.9	126	1.3
Anhui	79	1.3	53	1.1	135	1.4
Guangxi	73	1.2	34	0.7	77	0.8
Jiangxi	55	0.9	34	0.7	58	0.6
Inner Mongolia	49	0.8	34	0.7	107	1.1
Guizhou	30	0.5	19	0.4	58	0.6
Hainan	18	0.3	106	2.2	26	0.3
Other(1)	97	1.6	452	9.4	433	4.4

Total	6,081	100.0	4,810	100.0	9,670	100.0

(1)	Gansu, Ningxia, Tibet and Qinghai as well as export to other countries.
BMW Brilliance
     On March 14, 2003, Brilliance China Automotive received formal approval from the Chinese government with respect to the feasibility study for the establishment of a joint venture between BMW Holding, a wholly owned subsidiary of BMW AG, and SJAI, an indirect subsidiary of Brilliance China Automotive. On March 27, 2003, SJAI entered into a joint venture contract with BMW Holding in relation to the establishment of the joint venture in China. On April 28, 2003, Brilliance China Automotive, through its indirectly 90%-owned subsidiary, SXID, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI, thereby increasing its effective interest from 40.5% to 44.6%. On December 16, 2003, by increasing its indirect interest in SJAI from 89.1% to 99.0%, Brilliance China Automotive effectively further increased its interest in BMW Brilliance to 49.5%.

     The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. As of December 31, 2006, Brilliance China Automotive had injected approximately Rmb 688.5 million into the joint venture. The joint venture is 50%-owned by each of SJAI and BMW Holding and has a term of 15 years starting from May 22, 2003, the date of issuance of the joint venture’s business license, which may be extended by mutual consent of the parties to the joint venture. The business scope of the joint venture is to produce and sell BMW-designed and branded passenger cars, engines, parts and components and to provide after-sales services (including repair, maintenance and spare parts) relating to its products. Profits of the joint venture are shared equally by SJAI and BMW Holding, in proportion to their respective contributions to the registered capital of the joint venture. This joint venture contract prohibits Brilliance China Automotive from entering into similar ventures with other automobile manufacturers for the manufacture and sale of premium sedans in China.
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
     On May 22, 2003, the business license for the joint venture was issued by the Shenyang City Administration for Industry and Commerce. BMW Brilliance started the production of the 3-Series BMW sedans in September 2003 and the 5-Series BMW sedans in November 2003 based on semiknockdown kits supplied by BMW Group. In September 2005, BMW Brilliance launched a new model of the 3-Series BMW sedans and in November 2006, it launched the new 5-Series long-wheelbase. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3-Series and 5-Series sedans. According to PRC regulations, once the local content ratio reaches a prescribed level, the import tariff on BMW Brilliance’s imported components will drop significantly from 25% to 10%, thereby reducing the overall production costs. However, given the sophisticated technology associated with BMW Brilliance’s products as well as the relatively small production volume achieved to date, there is no guarantee that BMW Brilliance will be able to meet the required local content level, or that final approval for tariff reduction will be granted by the government.
Production Process
Minibus Production Process and Equipment
•	Stamping. Shenyang Automotive produces its own semi-finished steel sheets for stamping on a “roll, drop and stack” production line. Stamping is carried out at seven production stations that utilize 31 domestic and imported presses, the largest of which is calibrated at 3,200 tons and is used to stamp roofs and side panels for the deluxe and mid-priced minibuses. The 175 dies used for stamping and cutting body components for the Hiase and Granse minibuses were purchased from Toyota. Substantially all of the stamped metal vehicle components utilized in Shenyang Automotive’s minibuses are produced in this stamping workshop.

•	Welding. The welding workshop consists of 2 production lines and 14 process conveying lines, among which the Hiase has 7 lines and the Granse has 7 lines. Each line is focused on a different section of the minibus. These lines were manufactured with Toyota technology and utilize a combination of manual welding and automatic robotic welding, the latter of which is utilized for the more difficult welding points. Each welding station is equipped with a domestically manufactured testing machine. The annual production capacity based on two shifts is 120,000 units among which 80,000 units are dedicated to the Hiase minibuses and 40,000 units to the Granse.
•	Painting. Shenyang Automotive currently operates a 36,347 square meter painting workshop that was set up in April 2004 to enhance the production capacity. The new painting workshop has three floors, each with its own function. The new workshop has an annual production capacity of 120,000 units, with space reserved for expansion up to an annual production capacity of 150,000. The new workshop uses a painting method that combines the use of a conveyor, automated machine and robotic machine. Steps taken to prepare the vehicle body for painting include de-greasing, rinsing, phosphatization and electrophoretic coating. Using the “3C1B” process, each of three coats of paint is applied by a sprayer to the minibus body and dried in a heated drying chamber. The specialized pre-painting preparation of the vehicle allows the frame to withstand corrosion for 10 to 15 years. Also, the high standard of cleanliness in the painting workshop and the advanced paint sprayers used allow Shenyang Automotive to reduce environmental pollution, provide better working conditions for the painting workshop employees, conserve raw materials and ensure that each minibus receives three consistent, high-quality coats of paint. Finally, various quality control tests are conducted, including measurement of the luster and thickness of the paint on each vehicle.
•	Assembly. Shenyang Automotive’s final assembly workshop is equipped with a combination single slot, hanging and double slot conveyor. The conveyor is 570 meters long, has 88 separate workstations and is capable of producing minibuses at the rate of one every 160 seconds. Shenyang Automotive also developed jointly with the Shenyang Automation Research Center an automated lifting system that is used in the assembly of the power train, rear chassis and crank case, as well as a computerized hydraulic machine for carrying out the transfer from a single rail conveyor onto a hanging line conveyor — the first of its kind to be developed in China.
•	Testing. Shenyang Automotive employs an advanced comprehensive vehicle testing system to ensure that each vehicle conforms to specifications, including wheel alignment, exhaust emissions, steering, braking and engine performance and testing, and windshield leakage testing. All of these final testing procedures are also supported by a comprehensive quality control staff that monitors each step of the production process. See “— Business Overview — Quality Control” below.
Zhonghua Sedan Production Process and Equipment
•	Stamping. At present, 324 pieces for 232 types of large and medium press parts of the Zhonghua sedan (including Zunchi and Junjie) are produced in the stamping (or pressing) workshop. There are 1,029 imported and domestically produced molds, five large and medium pressing lines, among which the line producing large (2,300 ton) parts was imported from Schuler of Germany, which can supply parts for five production lines. There is also a 100-ton molding press imported from Kawasaki of Japan. The other pressing lines were purchased from domestic equipment manufacturers.
•	Welding. The welding workshop is required to assemble and weld 394 separate panels, 30 machined parts, 10 roll-pressed parts and 30 standard parts. This line was designed, manufactured and installed by Kuka of Germany. The welding line consists of 26 zones and 347 stations, and is capable of spot-welding, carbon dioxide welding, project welding, T-stud welding, sealing, brazing and hemming. At present, there are 43 working robots in this workshop, which are used to weld, seal and inspect at the most important stations on the line. The SKID apparatus that transports components both on the ground and overhead adds speed and efficiency to the welding process.
•	Painting. Zhonghua sedans and the BMW-branded sedans share the same painting line. The equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process include pre-treatment, E-coat, sealing, PVC, primer, top-coat and cavity wax. The painting line is highly mechanized and automated, with a central control system imported from Siemens. The painting line may switch paints of different colors within 10 seconds and 15 paints of different colors may be used in the same painting line. All of the paints and other materials utilized in paint workshop are high quality products sourced both from within China and abroad.
•	Assembly and Testing. The performance of the assembly and testing workshop is guided by an information system based on bar code technology. The layout of the final assembly shop is designed by Schenck Engineering of Germany and consists of the body buffer line, main production line, test line, water proof line, finishing line and marriage line, as well as various sub-lines and a rework area. The assembly line utilizes a double-track conveyer system for transporting the vehicles through each process.
•	Instrument Production. The instrument panel workshop, occupying an area of 6,540 square meters, produces Zhonghua instrument panels. The processes include vacuum shaping, foaming, hydrocutting and welding, and use seven different machines. The workshop has a high production capacity for the production of parts and assembly of instrument panels.
BMW Sedan Production Process
     The automotive production process employed by BMW Brilliance is generally divided into four stages: welding, painting, assembly and testing. In each stage, BMW Brilliance utilizes equipment that complies with BMW Group standards. Each stage of the manufacturing process is also carefully monitored both by quality control engineers and through specialized testing equipment to ensure that the final product achieves the specified BMW Group’s quality standards.

•	Welding. The manufacturing and welding process in the welding workshop is performed according to the BMW Group’s global standard. The dimensional quality is checked with a CMM Machine from Wenzel Company of Germany. The sourced welding equipment is from standard suppliers in Germany. The welding workshop contains stud welding, spot welding, mig welding and sealing operations. The line operators have been trained by the BMW Group’s specialists and the process is controlled by the BMW Group’s specialists from Germany. The quality checks and audits are consistent with those performed at other BMW Group plants.
•	Painting. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process are highly mechanized and automated, with a central control system imported from Siemens. All of the paints and other materials utilized in the paint workshop are high quality products sourced both from within China and abroad.
•	Assembly. The assembly workshop consists of two areas, both using conveyor systems designed by the German supplier AFT with 60 line stations in total, as well as handling devices for heavy parts from Dalmec Company and filling equipment from Durr of Germany.
•	Testing. The finishing and testing equipment is located in the second area of the assembly workshop. A wide range of special equipment used in BMW Group’s plants worldwide is used to test 100% of the cars produced.
Raw Materials and Components
     Raw Materials. To ensure its supply of high-quality domestic raw materials, components and spare parts, Shenyang Automotive has established stable relationships with over 280 suppliers in China as of December 2006. Shenyang Automotive sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. In 2006, approximately 37.6% of Shenyang Automotive’s components sourcing was handled through Brilliance China Automotive’s subsidiaries and associated companies.
     Steel is the principal raw material for Brilliance China Automotive’s products. Shenyang Automotive purchases steel predominantly through the use of supply contracts. Since steel represented only approximately 5.6%, 5.2% and 5.0% of the total cost of goods sold for the Hiase minibus, Granse minibus and the Zhonghua sedans in 2006, respectively, the impact of rising steel prices on Shenyang Automotive’s overall production costs was not significant. Furthermore, this increase in the costs for steel was offset by decreases in the costs of components due to a decrease in prices of the minibus components used in the minibuses and the domestically produced components used in the Zhonghua sedans.
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
     The domestic component content of the deluxe minibuses is currently 89% for the Hiase model and 84% for the Granse model. Previously, the principal components of the Hiase deluxe model that we imported from Toyota were the engines. Shenyang Automotive has developed deluxe minibuses that utilize Mitsubishi engines made by Shenyang Aerospace in order to offer a greater variety of products to its customers. Instead of using imported Toyota engines, Shenyang Automotive has already installed Mitsubishi engines in most of the deluxe minibus (Hiase model) units. As a result, the domestic component content of the deluxe minibuses has increased.
     The mid-priced minibus uses almost 100% domestic parts and the domestic component content of the Zhonghua sedan is over 90%. Brilliance China Automotive calculates domestic component content by “looking through” larger components, such as engines, produced by domestic Chinese entities to determine the percentage of such component’s own components that were manufactured outside China.
     Because certain components are imported from Toyota and other suppliers in Japan and Europe, the availability of foreign exchange, exchange rates, import restrictions and the level of import duties may affect the availability of certain components and Shenyang Automotive’s costs of production. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     Shenyang Automotive is required to pay import duties on imported automobile components. Shenyang Automotive was subject to an average tariff rate of 8.2% and 10.4% on imported components used in its deluxe minibuses (including Granse minibuses) and Zhonghua sedans, respectively, in 2006. During 2006, imported components (including steel) comprised approximately 9.8% of the total cost of sales of all minibuses. In addition, imported components comprised 1.7% of the total costs of the Zhonghua sedan during 2006. Changes in foreign currency exchange rates also affect the cost of foreign-manufactured components imported by China’s domestic manufacturers to make larger components, such as engines, which we purchase domestically. The total aggregate import tariffs paid by Shenyang Automotive for 2006 were approximately Rmb 31.6 million (US$4.0 million). However, as a result of China’s accession to the WTO, import tariffs on motor vehicle components decreased to between 4.8% and 25% effective January 1, 2003. In 2004, the import tariff on motor vehicle components ranged between 5.0% and 22.9%, in 2005, between 5.0% and 18.6%, in 2006, between 5.0% and 14.3% and in 2007, between 5.0% and 10.0%. A decrease in import tariffs will result in a decrease in the percentage of the total cost of minibuses and sedans that imported components comprise.
     Brilliance China Automotive intends to continue its efforts to increase domestic component content for both deluxe minibuses and sedans, while at the same time emphasizing quality. See “Item 5 — Operating and Financial Review and Prospects.”
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
Mianyang Xinchen
     Mianyang Xinchen, directly and indirectly through Xing Yuan Dong (described below), accounted for 3.0% of Shenyang Automotive’s purchases of parts and components in 2006. Mianyang Xinchen’s principal product is the 2.2-liter 491Q gasoline engine. In 2000, Mianyang Xinchen also began producing the 491QE electronic fuel injection engine on a mass production basis to satisfy the market’s demand for products that can meet new higher emission standards. In 2001, Mianyang Xinchen developed three additional passenger vehicle gasoline engines. As a result, Shenyang Automotive has access to engines suited to a full range of light-duty passenger vehicles. Mianyang Xinchen had annual sales of Rmb 550.2 million in 2006. Shenyang Automotive accounted for 47.7% of Mianyang Xinchen’s overall sales of engines in 2006. Mianyang Xinchen currently manufactures 491Q, 4G24, 495QF and 4R gasoline engines, and 493 diesel engines. It sold over 64,400 engines in 2006. Mianyang Xinchen’s overall annual sales of gasoline engines in 2006 increased by 9.3% from 2005. Mianyang Xinchen’s current annual production capacity is 180,000 gasoline engines and 20,000 diesel engines. Mianyang Xinchen is planning to invest in and build new engine production lines for its new DK4 diesel and G10 gasoline engines. It is estimated that the DK4 line will be ready for production in the first quarter of 2008 and the G10 line will be ready for production in the second half of 2008.
     In March 2004, the technology center of Mianyang Xinchen was designated by the PRC governmental authorities as a State-class enterprise technology center, becoming only the second State-class enterprise technology center in the PRC automotive gasoline engine industry.
Ningbo Yuming
     Ningbo Yuming, directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing (described below), accounted for 1.4% of Shenyang Automotive’s purchases of parts and components in 2006. Ningbo Yuming’s principal products are side windows, floor channels and interior and exterior water mouldings for minibuses and sedans. Ningbo Yuming had annual sales of Rmb 203.4 million in 2006. Ningbo Yuming intends to further develop front axles for use in different types of light duty vehicles to enlarge its market share in the safety components market. Ningbo Yuming received ISO-9002 accreditation in December 1999 and achieved the TS16949 standard in September 2006. Shenyang Automotive, which uses Ningbo Yuming’s products in all of its deluxe minibuses, mid-priced minibuses and Zhonghua sedans, accounted for approximately 96.0% of Ningbo Yuming’s sales in 2006. Shenyang Automotive also granted Ningbo Yuming the status of Class A Supplier in 1999, which it continues to hold.
Xinguang Brilliance

     Xinguang Brilliance is principally engaged in the manufacture and sale of gasoline engines for use in passenger vehicles and light duty trucks. In 2006, engine purchases by Shenyang Automotive for use in mid-priced minibuses accounted for 44.6% of Xinguang Brilliance’s total sales revenue, which amounted to Rmb 340.4 million. Xinguang Brilliance currently produces 491Q, 4G20D4 and 4G22D4 gasoline engines and has a production capacity of 70,000 engines per year. It sold over 45,000 gasoline engines in 2006.
     Xinguang Brilliance started to further develop upgraded versions of the 491Q engine in 2005. These new 16-valve 4G20D4 and 4G22D4 engines have greater power and are designed to satisfy European III and IV emission standards. They are suitable for use in JinBei minibuses and Zhonghua sedans. Xinguang Brilliance produces these new engines by using part of its existing 491Q facilities, together with a new production line. Capacity for these 4G20D4 and 4G22D4 engines is 56,000 units per year. Xinguang Brilliance sold over 3,000 4G20D4 and 4G22D4 engines in 2006.
Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian
     Xing Yuan Dong assists Shenyang Automotive in obtaining and developing a reliable supply of domestically produced parts and components. Xing Yuan Dong also facilitates development of locally produced automotive parts and components and acts to improve the quality of these components. When a customized component is needed, Xing Yuan Dong provides potential suppliers with designs and specifications for the customized parts and components required by Shenyang Automotive. These potential suppliers liaise with Xing Yuan Dong and negotiate with Xing Yuan Dong about the details of production. Xing Yuan Dong then selects appropriate suppliers and offers technical assistance and cost evaluations. Xing Yuan Dong continuously strives to reduce the number of Shenyang Automotive’s suppliers, lower costs, increase the efficiency and commitment of the remaining suppliers, streamline the component purchasing process and ensure a steady supply of high quality components. In 2001, Xing Yuan Dong, in order to maintain its preferential tax treatment from the PRC government, also began manufacturing automotive components for Shenyang Automotive. In 2006, 94.2% of Xing Yuan Dong’s sales were to Shenyang Automotive.
     Ningbo Brilliance Ruixing was established on June 9, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components between Ningbo Yuming and Shenyang Automotive. In 2006, 99.4% of Ningbo Brilliance Ruixing’s sales were made to Shenyang Automotive and 47.7% of Ningbo Brilliance Ruixing’s purchases were from Ningbo Yuming. Beginning in 2001, Ningbo Brilliance Ruixing also began manufacturing automotive components for Shenyang Automotive. Ningbo Brilliance Ruixing’s principal products are front axles, mirrors and suspensions.
     Mianyang Brilliance Ruian was established on July 3, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components for Mianyang Xinchen. In 2006, 4.7% of Mianyang Brilliance Ruian’s sales were made to Mianyang Xinchen and 91.6% of Mianyang Brilliance Ruian’s sales of its manufactured automotive components were made to Shenyang Automotive through Xing Yuan Dong. In 2001, Mianyang Brilliance Ruian also began manufacturing automotive components for Shenyang Automotive.

Shenyang Aerospace
     Shenyang Aerospace was formed for the purpose of manufacturing the 2.0-liter, 122 horsepower and the 2.4-liter, 130 horsepower Mitsubishi gasoline engines. Shenyang Aerospace commenced trial operation in March 1999. Shenyang Automotive uses these engines in its deluxe minibuses and in the Zhonghua sedans. In addition, Shenyang Aerospace’s engines are also sold domestically to other passenger vehicle producers. Mitsubishi Motors Corporation, or MMC, Mitsubishi Corporation, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua Motors Engine Co. Ltd., or Shenyang Jianhua, own equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0% respectively, in Shenyang Aerospace. Pursuant to a share transfer agreement dated September 29, 2005, Shenyang Jianhua agreed to sell to MMC 2% interests in Shenyang Aerospace. The transfer has yet to be approved by the relevant authorities in the PRC. Upon the completion of the transfer, each of Shenyang Jianhua and MMC will own equity interests of 19.0% and 27.0% in Shenyang Aerospace, respectively. After the acquisition of additional shares of JinBei and the receipt of approvals from relevant PRC authorities for the transfer, Brilliance China Automotive’s effective interest in Shenyang Jianhua will increase to 71.1% and consequently Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 13.5%.
Brilliance Dongxing and Xingchen Automotive Seats
     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited, or Key Choices, at a consideration of approximately Rmb 278.2 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Brilliance Dongxing and a 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd., or Xingchen Automotive Seats. Brilliance Dongxing is a foreign-invested enterprise established in the PRC whose principal products are automotive components for use in passenger vehicles. In 2006, Brilliance Dongxing had annual sales of approximately Rmb 260.2 million and about 99% of its sales were to Shenyang Automotive and Xing Yuan Dong. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xingchen Automotive Seats ceased its operations in the second half of 2002.
Brilliance JinBei Engine Plant
     In 2004, Shenyang Brilliance Jinbei Automobile Co., Ltd., or JinBei, invested in a new engine plant located in the Shenyang Economic and Trade Development Zone. Construction on this plant was completed in December 2004 and the plant occupies 280,000 square meters of land, with a building size of approximately 64,000 square meters and a main workshop area of 52,000 square meters. FEV Motorentechnik GmbH provided certain technologies relating to engine production, and most of the required equipment was imported from Germany.
     The first product currently under development at this plant is a four-cylinder, 16-valve multiple injection 1.8TCI turbo-charged engine for sedans. This engine will form the core of the new Brilliance China Automotive family of engine products and serve as the basis for expanding the size of engines used in Shenyang Automotive sedans from 1.6 liters to 2.0 liters. The development of 1.8-liter engines began in 2005, and trial production commenced in 2006. Zunchi and Junjie sedans that are equipped with the 1.8-liter engines were launched to the market in March 2007. It is expected that mass production of sedans with 1.8-liter engines will start in the second half of 2007.
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
Shenyang Brilliance Power Train Machinery Co., Ltd.
     Shenyang Brilliance Power Train Machinery Co., Ltd. is a PRC joint venture that was established in December 2004 by Shenyang Automotive and Brilliance China Automotive with registered capital of US$29.9 million. Shenyang Automotive holds a 51% equity interest and Brilliance China Automotive holds a 49% equity interest. Shenyang Brilliance Power Train Machinery Co., Ltd. was established to purchase engines, manual and automatic transmissions and other components from various suppliers, including the Brilliance JinBei Engine Plant and to assemble completed powertrains for the engines made by Brilliance JinBei Engine Plant that can be used in automobiles, in particular Zhonghua sedans. The plant has been in operation since the end of 2005. The powertrain products will primarily be used in Zhonghua sedans and will also be sold to automobile makers that have no powertrain manufacturing capacity of their own.
Shenyang Chenfa Automobile Component Co., Ltd.
     Shenyang Chenfa Automobile Component Co., Ltd., or Shenyang Chenfa, is a wholly foreign-owned enterprise held by Brilliance China Automotive, with a registered capital of US$8.0 million and a total investment of US$8.4 million. Its scope of business is the production and sale of powertrains and automotive components. Shenyang Chenfa was established in June 2003 and currently has over 70 employees. The main product of Shenyang Chenfa is powertrains for Mitsubishi engines used in the Zhonghua sedan, of which it is capable of producing 100,000 units per year. This line has been in operation since March 2004. It also has an engine manifold production line and a cam bearing frame production line with a capacity of 50,000 units per year. Shenyang Chenfa is also responsible for purchasing engine management systems and other automotive components for Brilliance China Automotive.
Sales and Marketing
     The following tables set forth by vehicle model for the years 2004 through 2006 the number of Shenyang Automotive minibuses and sedans sold and BMW Brilliance sedans sold and the percentage of unit sales represented by each model:

	2004		2005		2006
	Units		Units		Units
	Sold	%	Sold	%	Sold	%
Shenyang Automotive
Deluxe minibus	6,626	9.1	9,940	14.4	14,196	11.0
Mid-priced minibus	54,992	75.8	50,060	72.6	52,049	40.5
Zhonghua sedan	10,982	15.1	9,000	13.0	62,281	48.5

Total	72,600	100.0	69,000	100.0	128,526	100.0

BMW Brilliance
BMW sedan	8,708	100.0	17,501	100.0	23,600	100.0
     Shenyang Automotive’s marketing efforts are supervised by its general manager and are conducted primarily through a regionalized sales program under which Shenyang Automotive has divided China into six major sales regions and three “sales belts,” each headed by an experienced senior executive. These regions are further subdivided into 30 provincial sales regions for minibuses and 26 provincial sales regions for sedans. Each of these sales regions corresponds to a separate province in China. These units are responsible for meeting defined sales targets, with the executives’ compensation linked to performance. In addition, Shenyang Automotive implements a commission compensation package for its sales personnel and rewards with bonuses its non-sales personnel who develop customer leads that result in minibus sales. The retail prices and commission scales are both nationally unified by Shenyang Automotive, thereby preventing cross-regional sales and price competition. Shenyang Automotive’s minibuses and Zhonghua sedans are marketed through its nationwide sales network as well as annual automobile industry trade shows and at special sales shows sponsored by JinBei and Shenyang Automotive. Approximately 95% of Shenyang Automotive’s 2006 unit sales of both minibuses and sedans were made to its distributors and approximately 5% of both were made directly to customers.
     Shenyang Automotive’s sales in China have been supported by a substantial network of approximately 180 minibus distributors, including approximately 35 exclusive minibus distributors, and approximately 130 sedan distributors, as well as approximately 390 after-sales service centers for minibuses and approximately 220 for sedans. Shenyang Automotive also continued to implement its 4S sales center system, with sales, service, spare parts and surveys offered by the same dealership outlet. As of December 31, 2006, Shenyang Automotive had approximately 70 dealership outlets for minibuses, and approximately 100 dealership outlets for sedans, which had achieved the 4S dealership standard.
     Shenyang Automotive’s minibus and sedan sales were generally made on a cash basis in 2006. However, credit is generally offered to a few large customers following a financial assessment and an established payment record. Credit terms are generally between 30 to 90 days and security in the form of guarantees or bank notes is obtained from major customers. Designated staff monitors accounts receivable and follow up regarding payment collections. Customers considered to be of high credit risk are required to make payment in full on a cash basis. In addition, in order to incentivize customers and facilitate sales, Shenyang Automotive also accepts three-month to six-month bank-endorsed notes as payment for its minibuses and sedans.
     Shenyang Automotive has 5 regional distribution centers in order to shorten delivery lead-times and to increase cost efficiencies. Also, by utilizing transportation methods such as trucking, rail and shipping, Shenyang Automotive ensures that most vehicles are not driven until they reach the end users. In 2006, all finished products were delivered to customers with zero mileage.
     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan unit sales throughout China for the years 2004 through 2006:

	2004				2005				2006
	Minibuses		Sedans		Minibuses		Sedans		Minibuses		Sedans
Province/Municipality	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Beijing	13,031	21.1	1,002	9.1	10,395	17.3	453	5.0	10,480	15.8	5,201	8.4
Guangdong	9,385	15.2	825	7.5	7,107	11.8	467	5.2	7,959	12.0	6,114	9.8
Liaoning	6,173	10.0	1,145	10.4	6,461	10.8	1,650	18.3	7,113	10.7	15,089	24.2
Shanghai	6,933	11.3	296	2.7	6,347	10.6	141	1.6	7,509	11.3	3,130	5.0
Jiangsu	4,254	6.9	569	5.2	3,915	6.5	138	1.5	4,899	7.4	3,934	6.3
Zhejiang	3,534	5.7	505	4.6	2,578	4.3	88	1.0	2,955	4.5	3,319	5.3
Shandong	1,927	3.1	812	7.4	2,313	3.9	296	3.3	2,377	3.6	4,593	7.4
Tianjin	1,512	2.5	552	5.0	1,468	2.4	185	2.1	1,596	2.4	974	1.6
Heilongjiang	1,094	1.8	334	3.0	1,079	1.8	94	1.0	1,337	2.0	1,051	1.7
Hebei	1,089	1.8	361	3.3	1,187	2.0	44	0.5	1,621	2.5	1,387	2.2
Hubei	1,104	1.8	373	3.4	1,136	1.9	53	0.6	1,333	2.0	830	1.3
Hunan	1,006	1.6	408	3.7	1,125	1.9	275	3.1	1,141	1.7	1,510	2.4
Shaanxi	993	1.6	447	4.1	958	1.6	126	1.4	1,064	1.6	1,090	1.7
Henan	937	1.5	299	2.7	1,285	2.1	207	2.3	1,287	1.9	1,297	2.1
Sichuan	751	1.2	386	3.5	1,007	1.7	623	7.0	1,369	2.1	1,631	2.6
Shanxi	815	1.3	323	3.0	922	1.5	143	1.6	1,064	1.6	1,062	1.7
Fujian	811	1.3	229	2.1	824	1.3	98	1.1	1,067	1.6	1,288	2.1
Jilin	845	1.4	146	1.3	950	1.6	55	0.6	971	1.5	625	1.0
Chongqing	549	0.9	351	3.2	476	0.8	232	2.6	909	1.4	1,364	2.2
Xinjiang	764	1.3	166	1.5	830	1.4	90	1.0	693	1.0	672	1.1
Yunnan	674	1.1	244	2.2	551	0.9	90	1.0	841	1.3	841	1.4
Anhui	748	1.2	201	1.8	663	1.1	101	1.1	847	1.3	894	1.4
Guangxi	681	1.1	161	1.5	478	0.8	30	0.3	463	0.7	564	0.9
Jiangxi	440	0.7	193	1.8	396	0.7	120	1.3	398	0.6	428	0.7
Inner Mongolia	355	0.6	203	1.9	414	0.7	92	1.0	619	0.9	794	1.3
Guizhou	139	0.2	166	1.5	161	0.3	110	1.2	276	0.4	545	0.9
Hainan	175	0.3	39	0.4	1,519	2.5	31	0.3	123	0.2	229	0.4
Other(1)	899	1.5	246	2.2	3,455	5.8	2,968	33.0	3,934	6.0	1,825	2.9

Total	61,618	100.0	10,982	100.0	60,000	100.0	9,000	100.0	66,245	100.0	62,281	100.0

(1)	Gansu, Ningxia, Tibet and Qinghai as well as export to other countries.
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
     Approximately 10.0% of consolidated revenues in 2006 were generated from Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd. and Shanghai Shenhua Industrial Co., Ltd.) or Shanghai Shenhua. Shanghai Shenhua is an affiliate of Brilliance China Automotive that serves as the principal distributor of Shenyang Automotive’s products. Shanghai Shenhua operates under substantially the same commercial terms and arrangements with Shenyang Automotive as its other third party distribution agents. However, in southern China, where it sells solely to distributors on an exclusive basis, Shanghai Shenhua receives an additional compensation of 1% on sales as commission for operating after-sales service centers.
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
     In 2006, Shenyang Automotive spent approximately Rmb 250.1 million (US$32.0 million) on overall advertising, consisting primarily of Internet, television and print advertising.
Competition
     The Chinese minibus manufacturing industry is highly fragmented and competitive. According to the Chinese Automotive Technology & Research Center, in 2006, approximately 41 manufacturers sold an aggregate of 144,331 minibuses. The top five manufacturers sold an aggregate of 114,377 minibuses during the same period. Significant competitive factors in the industry include price, quality, reliability and customer service. Brilliance China Automotive believes that Shenyang Automotive is competitive in all of these respects, and particularly in terms of quality, although Shenyang Automotive has experienced competition in recent years from other manufacturers producing lower priced, mid-range minibuses.

     The Chinese sedan manufacturing industry is also very competitive and fragmented. The top five brands account for 44.4% of the overall market based on unit sales volume in 2006. The market shares of the three leading manufacturers have been decreasing over the past several years. New models are being introduced on an increasingly rapid basis as the number of new entrants into the market has also increased. Unit sales of sedans totaled 3,811,607 units in 2006, making sedans the largest segment of the Chinese automotive market, accounting for 52.8% of the overall market. Due to the implementation of macro-economic polices and austerity measures, the domestic demand for automobiles in China has declined significantly since the second half of 2004. Nevertheless, sedans are widely expected to continue to be the fastest growing segment of the Chinese automobile market over the next few years. However, while vehicle ownership is expected to continue to increase steadily in China as a result of increasing individual disposable income, there is also expected to be increasing pricing pressure as tariff rates decline and competition continues to grow from domestic, foreign and foreign-invested sedan manufacturers.
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
     Effective January 1, 2002, China reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14.0% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003, between 5.0% and 22.9% in 2004, between 5.0% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% and 10.0% in January 2007. Tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 38.2% in 2003 to 34.2% in 2004, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 43.0% in 2003 to 37.6% in 2004. In 2005 tariffs have been fixed at 30% of all motor vehicles. These tariff levels were reduced to 28% in January 2006 and further reduced to 25% in July 2006. Such reductions in tariffs and import restrictions could potentially increase the competition Brilliance China Automotive will face from foreign manufacturers.
Shenyang Automotive’s main competitors in the Chinese minibus and sedan market include, but are not limited to, the following:
Minibus
•	Southeast Motors. Southeast Motors is currently 25% owned by Taiwan China Motors, 50% owned by Fujian Provincial Automobile Industry Company and 25% owned by Mitsubishi. Southeast Motors has launched over thirty different models of light passenger vehicles (including minibuses) under the Delica and Freeca brand names and also launched the MPV in 2004. Southeast Motors had an annual production capacity of 60,000 minibuses. According to Qing Xing Che Yao Wen, a publication issued by China’s Light Car Market Analysis Association, Southeast

Motors’ sales volume in 2006 was 7,555 minibuses, representing a 39.0% decrease from 12,381 minibuses in 2005. Delica series includes seven-, eight- and eleven-seat ordinary, luxury and super luxury models and is currently priced between Rmb 79,800 to Rmb 219,800.
•	Nanjing Iveco. In 1995, Italy’s Fiat Auto Company and Yuejin Group established Nanjing Iveco Automotive Company, Ltd., a 50-50 equity joint venture, for the manufacture of 33 models of five-ton passenger, goods and off-road vehicles in the Iveco S series. Models currently in production include the A30, A40 and A49 passenger vehicles, as well as a separate series of goods vehicles. Nanjing Iveco has an annual production capacity of 60,000 vehicles. According to Qing Xing Che Yao Wen, in 2006, Nanjing Iveco sold 20,060 vehicles, representing an 11.3% increase from 18,018 minibuses in 2005. Its minibuses are currently priced between Rmb 119,000 to Rmb 206,900.

•	Jiangling Motors. Jiangling Motors Corp. of Jiangxi Province is currently 50% owned by the Ford Motor Company and 50% owned by the Changan Group. Jiangling Motors produced China Transit, a Ford brand minibus, light trucks and pick-ups. At present, China Transit is available in 15-seat, 12-seat and 9-seat versions. According to Qing Xing Che Yao Wen, in 2006, Jiangling Motors sold a total of 23,029 minibuses, representing a 25.9% increase from 18,289 vehicles in 2005. Production capacity was approximately 100,000 per year. Its minibuses are currently priced between Rmb 105,800 to Rmb 177,900.
Zhonghua Sedan
     Brilliance China Automotive considers the following companies to be its main competitors in the market for sedans with engine size between 1.8 liters to 2.0 liters and priced between Rmb 80,000 and Rmb 210,000:
•	First Auto Works Group of the PRC. First Auto Works is one of the largest automotive companies in the PRC. First Auto Works’ Hongqi sedan was launched in 2001 and is considered one of the PRC government’s showcase PRC-made sedans. Its Hongqi Mingshi is priced at approximately Rmb 159,800 to Rmb 198,800. According to the monthly report issued by China’s Association of National Passenger Vehicle Market Information, First Auto Works sold 10,280 Honqi Mingshi sedans in 2006, representing a 13.8% increase from the 9,036 units in 2005. First Auto Works introduced the Besturn 2.0-liter and 2.3-liter sedans in August 2006, with selling prices from Rmb 151,800 to Rmb 208,800.

•	Shanghai Volkswagen Automotive. Shanghai Volkswagen Automotive was one of the original state-designed automobile manufacturers in the PRC. It is currently 50% owned by Volkswagen AG of Germany and 50% owned by Shanghai Automotive Industry Corp. It still holds a dominant share of the PRC sedan market and competes with the Zhonghua sedan through the Santana 3000 sedans. The Santana 3000 has a 1.78-liter engine and sells for between Rmb 118,000 to Rmb 149,000. According to the monthly report issued by China’s Association of National Passenger Vehicle

Market Information, in 2006, Shanghai Volkswagen Automotive sold 82,617 units of Santana 3000 sedans representing a 24.9% increase from the 66,152 units in 2005.
•	Beijing Hyundai. Beijing Hyundai was established in 2002 as a 50-50 joint venture between Beijing Auto Investment and Hyundai Motor Co. of South Korea. It currently produces and sells the Sonata 2.0-liter, Sonata 2.5-liter and Sonata 2.7-liter, and the Elantra 1.6-liter and 1.8-liter models. The Sonata 2.0-liter sells for approximately Rmb 149,800 to Rmb 228,000. The Elantra 1.8-liter sedan sells for approximately Rmb 112,800 to Rmb 151,800. According to the monthly report issued by China’s Association of National Passenger Vehicle Market Information, in 2006, Beijing Hyundai sold 37,095 units and 169,716 units of the Sonata 2.0-liter and the Elantra, respectively, representing a decrease of 17.6 % and 3.9%, respectively, from that of 45,006 and 176,589 respectively, in 2005.
BMW Sedans
     Brilliance China Automotive currently considers the Audi and Mercedes-Benz sedans produced by FAW Volkswagen and Beijing Benz Daimler Chrysler Auto Co. Ltd., respectively, as well as the Japanese imported Lexus sedans to be its closest competitors in the domestic market for high-end luxury cars in terms of quality, craftsmanship, price, performance and technology.
•	FAW Volkswagen. FAW Volkswagen is 10% owned by Audi AG, 30% by Volkswagen AG and 60% by First Auto Works of China. FAW Volkswagen produces and sells the Audi A4 and A6 sedans and the Volkswagen Jetta and Bora sedans in the PRC. FAW Volkswagen’s Audi sedans have a dominant share of the PRC’s premium sedan market because of its strong sales to the PRC government. FAW Volkswagen sold 45,176 and 61,686 units of Audi A6 sedans in 2005 and 2006, respectively. The Audi A4 sedan was formally launched in the PRC market in 2003 and had a total sales volume of 10,791 and 15,536 in 2005 and 2006, respectively. A new Audi A6 was launched in June 2005. The Audi A4 sedan currently sells for between Rmb 275,400 and Rmb 500,900, and the new Audi A6 sedan sells for between Rmb 347,200 and Rmb 856,300.

•	Beijing Benz. Beijing Benz Daimler Chrysler Auto Co. Ltd., or Beijing Benz, a 50-50 joint venture between Daimler Chrysler and Beijing Automotive Industry Holding Company, obtained a license to produce the Mercedes-Benz C-Class and E-Class sedans in the PRC in August 2005. Beijing Benz launched its domestically produced models of E280 and E200K in December 2005. These E-Class sedans currently are sold for between Rmb 525,000 and Rmb 648,000 in the PRC. The vehicles are produced in a new facility in Beijing with an initial production capacity of 20,000 units per year. The C-Class sedans currently available for sale in China at Rmb 398,000 are imported. Beijing Benz will commence producing the new C-Class sedan in late 2007.

•	Lexus. Lexus sedans are imported from Japan by Toyota Motor (China) Investment Co., Ltd. In 2006, the sales volume of Lexus in China was 13,344 units. The new IS and ES models were introduced into the PRC in August 2006 and sales of these two models in 2007 up to May 2007 reached 5,967 units. The ES350 currently sells for between Rmb 469,000 and Rmb 549,000 and the IS300 currently sells for between Rmb 435,000 and Rmb 479,000.
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
     By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy, in the opinion of Brilliance China Automotive, encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. Certain implementing regulations have been promulgated and more such regulations are expected to be promulgated by the NDRC in the future.

     On February 28, 2005, the General Administration of Customs, the NDRC, the Ministry of Finance and the Ministry of Commerce jointly issued the Administrative Measures on the Import of Automobile Parts with Complete Vehicle Characteristics. This measure sets up detailed standards and procedures of the identification of automobile parts with complete vehicle characteristics and treats automobile parts with complete vehicle characteristics, which include semi-knocked down kits, as complete vehicle imports and imposes vehicle import tariffs instead of component tariffs on them. Current vehicle import tariff level is 25% whereas current component tariff levels are between 5% and 10%.
     On April 1, 2006, the State Administration of Taxation of the PRC, in an effort to encourage environmental protection and fuel efficiency, re-adjusted consumption tax rates on passenger vehicles (including imported vehicles). Before the re-adjustment, the consumption tax rate for passenger vehicles was a three-tiered system: 3% for automobiles with engine displacement lower than 1.0 liter; 5% for automobiles with engine displacements between 1.0 liter and 2.0 liters, and 8% for automobiles with engine displacements above 2.0 liters. After the re-adjustment, tax rates on vehicles with smaller engines (under 2.0 liters) either fell or remained unaltered, whereas tax rates on automobile with larger engines were raised. The new tax rates are: 3% for 0.0-1.5 liters; 5% for 1.51-2.0 liters; 9% for 2.01-2.5 liters; 12% for 2.51-3.0 liters; 15% for 3.01-4.0 liters; and 20% for above 4.0 liters.
     On December 26, 2006, the NDRC issued a circular to assess the current PRC automobile industry and developments since the 2004 policy. Consistent with the 2004 policy, the NDRC continues to stress the importance of stable growth and preventing overcapacity in the automobile industry, and to encourage industry consolidation and reorganization among sectors, in particular the components sector. The NDRC also encouraged more research and development be focused on new products, such as environmental friendly models, in order to enhance and upgrade domestic products. The NDRC also imposed, among other things, a requirement that annual sales of automobile manufacturers in China must reach certain levels in order for them to build new manufacturing plants.
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
     Shenyang Automotive was granted the internationally recognized ISO-9001-94 quality system certificate in October 1995, making it the first major automobile manufacturer in China to be awarded such certificate. Shenyang Automotive has successfully obtained recertification in each subsequent year by demonstrating a continued commitment to upholding among the highest quality standards in China’s automobile industry. Since the second half of 2006, Shenyang Automotive has applied the TS16949 quality system introduced by the international automobile industry for the major automobile components, replacing the QS9000 and VAD6.1 accreditations (which are not specific to the automobile industry) it previously had. By applying the TS16949 system, Shenyang Automotive believes that its products will be further recognized in the international markets. To date, approximately 256 of Shenyang Automotive’s over 280 component suppliers have achieved TS16949 certification and approximately 33 are accredited by ISO-9000.
After-Sales Service
     In 2006, Shenyang Automotive’s minibuses were sold with a 24-month or 50,000 kilometers (18-month or 30,000 kilometers for minibuses sold in 2002 and 2001) first-to-occur limited warranty. The Zhonghua sedans were sold with a 36-month or 60,000 kilometers (24-month or 40,000 kilometers for sedans sold in 2002) first-to-occur limited warranty. In addition to these basic limited warranties, during 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. Since December 2004, Zunchi sedans were sold with a 10-year or 200,000 kilometers first-to-occur limited warranty on key components. In 2006, Junjie sedans were sold with a 36-month or 60,000 kilometers first-to-occur limited warranty. In 2006, total warranty costs for minibuses and sedans sold during the year were approximately Rmb 19.2 million (US$2.5 million) and Rmb 23.0 million (US$2.9 million), respectively.
     There are approximately 390 and approximately 220 service centers for Shenyang Automotive minibuses and sedans, respectively, throughout China, with centers clustered in areas that match distribution patterns of the vehicles. Such centers have been granted authority by Shenyang Automotive to service its minibuses and sedans, including the provision of repair services and the sale of spare parts. This extensive service network has enabled Shenyang Automotive to adopt its current policy of resolving routine customer complaints in all provincial capitals and major cities within 24 hours and major problems within three days.
     To improve customer service, Shenyang Automotive continually reevaluates its existing distributors based on certain criteria, including financial soundness, customer service capabilities and customer complaint record. Shenyang Automotive has also implemented a more advanced “4S” sales center system, with sales, service, spare parts and survey offered by the same dealership outlet. As of the end of 2006, Shenyang Automotive had approximately 70 and approximately 100 4S dealership outlets for its minibuses and sedans, respectively.

     BMW Brilliance currently has over 70 distributors, which are mainly located in first tier cities in China. The number of distributors is expected to increase to over 90 by the end of 2007. Like Shenyang Automotive, BMW Brilliance has implemented the more advanced 4S sales center system.
Environmental Matters
     The Chinese government has set vehicle safety, exhaust and performance standards with which Shenyang Automotive and BMW Brilliance must comply. Brilliance China Automotive believes that Shenyang Automotive’s and BMW Brilliance’s minibuses and sedans currently meet the standards imposed by the government. Their respective facilities are subject to government pollution regulations enforced by the Shenyang municipal government. If operations are found to be in violation, the government will allow a period of time to remedy the problem. If it should fail to do so, the government can force a shutdown of Shenyang Automotive’s or BMW Brilliance’s operations until such time as the violator complies with the regulations. To date, neither Shenyang Automotive nor BMW Brilliance has been cited as violating a government pollution regulation.
     On January 1, 2000, the cities of Beijing and Tianjin, as well as Yunnan Province, put into effect emission standards that were significantly stricter than the then prevailing gasoline vehicle emission standards. Since then, these emission standards have been adopted nationwide. Shenyang Automotive’s electronic fuel injection minibus, introduced in 1999, passed the emission standards tests at the China National Automobile Testing Center in Tianjin in October 1999. In 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this engine in the mid-priced minibus, currently all of Shenyang Automotive’s minibuses meet European II emission standards. All Zhonghua and BMW sedans also meet these emission standards. In 2004, the Chinese government began to encourage its vehicle manufacturers to meet the European III standards. In 2006, nearly all the Zhonghua sedans, Granse minibuses, Hiase minibuses and BMW sedans currently meet the European III emission standards. It is expected that these Zhonghua sedans, Granse minibuses and Hiase minibuses will meet the European IV emission standards in June 2008.
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
Organizational Structure
     The following table lists information concerning the subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2006:

		Effective
		Interest held by
	Jurisdiction of	Brilliance China
Name of Companies	Incorporation	Automotive
Subsidiaries
Shenyang Brilliance JinBei Automobile Co., Ltd.	China	51.0%
Ningbo Yuming Machinery Industrial Co., Ltd.	China	100.0%
Shenyang XingYuanDong Automobile Component Co., Ltd.	China	100.0%
Shenyang Jianhua Motors Engine Co., Ltd.	China	60.8%
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	China	100.0%
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	China	100.0%
Shenyang JinBei Automotive Industry Holdings Company Ltd.	China	99.0%
Shenyang XinJinBei Investment and Development Co., Ltd.	China	100.0%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	China	100.0%
Shenyang Jindong Development Co., Ltd.	China	75.5%
Shenyang Chenfa Automobile Component Co., Ltd.	China	100.0%
Shanghai Hidea Auto Design Co., Ltd.	China	63.3%
Shenyang Brilliance Power Train Machinery Co., Ltd.	China	75.0%
China Brilliance Automotive Components Group Limited	Bermuda	100.0%
Southern State Investment Limited	BVI	100.0%
Beston Asia Investment Limited	BVI	100.0%
Pure Shine Limited	BVI	100.0%
Key Choices Group Limited	BVI	100.0%
Brilliance China Automotive Finance Ltd.	BVI	100.0%
Brilliance China Finance Limited	BVI	100.0%

Jointly Controlled Entities
Mianyang Xinchen Engine Co., Ltd.	China	50.0%
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	China	50.0%
BMW Brilliance Automotive Ltd.	China	49.5%

Associated Companies
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	China	12.8%
Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd.	China	48.0%
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
     The western parcel consists of 66,000 square meters, 40,000 square meters of which is occupied by a mid-priced minibus production facility for stamping out parts. This facility is currently utilized to produce a small number of special purpose minibuses and can also be used to produce components as well.

     The northern parcel covers 40,000 square meters and is used by Shenyang Automotive primarily for parts production.
     The eastern parcel covers 854,000 square meters, including Shenyang Automotive’s and BMW Brilliance’s production facilities. Shenyang Automotive’s minibus facility currently has a production capacity of 80,000 minibuses per year (based on two shifts) and 120,000 minibuses (based on three shifts). This facility is specially designed for the manufacture and assembly of minibuses and consists of four workshops. The stamping and assembly workshops for minibuses currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. The welding and painting workshops currently have annual production capacities of 120,000 units, based on two shifts of workers.
     In 2003, Shenyang Automotive completed the construction of new manufacturing facilities for sedans (including the Zhonghua sedan), which has a production capacity of 100,000 units, based on two shifts per day, and 130,000 units, based on three shifts per day. The new manufacturing facilities are located adjacent to Shenyang Automotive’s previously existing minibus production facilities in the eastern parcel and include new pressing, welding, painting and final assembly lines. Dies and other key production equipment were purchased from leading European equipment manufacturers for the Zhonghua sedan. The total costs for completion of this expansion project were approximately US$250.0 million, including new equipment, construction costs and other expenditures, but excluding the design costs for the sedans. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
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
     Prior to May 1998, Brilliance China Automotive’s sole operating asset was its interest in Shenyang Automotive. As a result, Brilliance China Automotive’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintaining quality, ensuring a stable supply of certain key components and developing new businesses and products, Brilliance China Automotive acquired interests in various suppliers of components and established joint ventures in China since May 1998. As a result of these additional investments and joint ventures, Brilliance China Automotive’s income base has since broadened and its future financial performance is driven by the sales of numerous vehicles and components in addition to those produced by Shenyang Automotive.
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
     In October 1998, June 2000 and July 2000, Brilliance China Automotive established Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their preferential tax treatment from the Chinese government, all three companies began manufacturing automotive components as well.
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
     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in China. The registered capital and total investment cost of the joint venture was Euro 150 million and Euro 450 million, respectively. At that time, Brilliance China Automotive’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW from 40.5% to 44.6%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in SJAI from 89.1% to 99.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.5%.
     On December 29, 2003, Brilliance China Automotive entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and a supplier of automotive components for Brilliance China Automotive’s minibuses and sedans. JinBei is an A-share company listed on the Shanghai Stock Exchange. As a result of JinBei’s recent share reform, which took place in August 2006, all issued shares of JinBei were converted into tradable shares on the Shanghai Stock Exchange. Brilliance China Automotive’s prospective 40.1% interest in JinBei consequently was reduced to 33.1%. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from 51% to approximately 63.9%.

     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued an aggregate principal amount of US$200.0 million (equivalent to approximately Rmb 1,654.3 million at the time of issue) zero coupon convertible bonds due 2008. These bonds are guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares with a par value of US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. Brilliance China Automotive Finance Ltd. may redeem a portion of the convertible bonds in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds) during the period from November 28, 2005 to November 14, 2008. In addition, all or some of the bonds may be redeemed at the option of the holder at 102.27% of their principal amount on November 28, 2006 and upon certain events, such as the change of control of Brilliance China Automotive or the shares of Brilliance China Automotive ceasing to be listed on The Stock Exchange of Hong Kong Limited, the bonds may be redeemed at the option of the holder at the early redemption amount (as defined in the Trust Deed constituting the bonds). These bonds rank equally with all of Brilliance China Automotive’s senior, unsecured and unsubordinated obligations. As of December 31, 2006, all of the outstanding bonds had been repurchased or redeemed. Total consideration for the repurchase and redemption amounted to approximately US$202.5 million.
     On June 7, 2006, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), issued zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million (equivalent to approximately Rmb 1,460.8 million at the time of issue). These bonds are guaranteed by Brilliance China Automotive and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 of Brilliance China Automotive at an initial conversion price of HK$1.93 per share at any time from July 6, 2006 to May 8, 2011, unless the bonds have previously been redeemed or matured. Brilliance China Finance Limited may redeem the convertible bonds in whole but not in part in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds) during the period from June 7, 2008 to May 8, 2011. In addition, each holder will have the right, at the option of the holder, to redeem in whole but not in part the convertible bonds at 122.926% of their principal amount on June 7, 2009. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011. As of December 31, 2006, none of the bonds had been repurchased, redeemed or converted into ordinary shares of Brilliance China Automotive.
Production Volumes and Sales
     Brilliance China Automotive derives its revenues from the sale of minibuses, sedans and automotive components in China. Total sales for the years ended December 31, 2006 and 2005 was Rmb 10,484.8 million and Rmb 5,469.0 million, respectively. The increase in sales was primarily due to increase in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006.
     The mid-priced minibus continues to be one of Brilliance China Automotive’s most popular and competitive products. Despite increasing competition in China’s automobile industry, Brilliance China was able to maintain its position as the market leader in the minibus market in 2006. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 13.9%, 28.8%, 49.5% and 7.8%, respectively, of Brilliance China Automotive’s total sales revenue in 2006. Brilliance China Automotive expects that the minibuses, together with the Zhonghua sedans, will continue to represent a significant proportion of its total revenue.
Costs and Expenses
     The major elements of Shenyang Automotive’s production costs in recent years have been the purchase of automotive components, labor and depreciation and amortization. Shenyang Automotive has significantly lowered its per unit production costs by improving operating efficiency, increasing production volume and increasing the domestic component content ratios of its deluxe and mid-priced models. As a result, average per unit production costs (including depreciation and amortization) for the deluxe model have been steadily decreasing over the past several years. The domestic component ratio of the Zhonghua sedans also increased from 60% in August 2002 to its current level of over 90%.
     In 2006, per unit production costs for minibuses remained relatively stable. The average per unit production costs for the Zhonghua sedans decreased by approximately 39.1% mainly due to an improvement in production efficiency and economies of scale together with a decrease in cost of components in 2006. Due to the intensified price competition brought about by the significantly weakened market and the change in product mix, the average selling prices of minibuses and Zhonghua sedans decreased in 2006 by an average of 2.8% and 14.9% respectively, compared to those in 2005. Gross profit increased from Rmb 457.0 million (US$56.6 million) in 2005 to Rmb 524.2 million (US$67.2 million) in 2006 as a result of an increase in unit sales of Shenyang Automotive’s minibuses, and especially Zhonghua sedans, and a decrease in the average unit costs for both the minibuses and Zhonghua sedans.
     Imported components are generally more expensive than domestically produced components and were subject to import duties that have ranged as high as 120% since January 1992. However, as a result of China’s accession to the WTO in November 2001, import duties on automotive components decreased to between 14% and 31.4% in 2002, between 4.8% and 25% in 2003, between 5% and 22.9% in 2004, between 5% and 18.6% in 2005, between 5% and 14.3% in 2006 and between 5% and 10.0% in 2007. In 2004, Shenyang Automotive paid an average tariff of 13.8% and 10.5% on its minibus (including Granse minibus) and sedan components, respectively. In 2005, Shenyang Automotive was subject to an average tariff rate of 9.7% and 12.1% on imported components used in its deluxe minibuses (including Granse minibuses) and Zhonghua sedans, respectively. In 2006, the average tariffs were reduced to 8.2% and 10.4% on imported components for deluxe minibuses and Zhonghua sedans, respectively. Shenyang Automotive intends to continue its efforts to increase the domestic component content of its products, while at the same time maintaining quality. However, Brilliance China Automotive expects that future improvements in domestic component content for its existing mid-priced and deluxe minibuses (other than the Granse model) will be at a rate slower than in prior years due to an already high domestic component content ratio, and the extent and rate of any corresponding price reductions are expected to be lower than in prior years. Brilliance China

Automotive expects to increase the ratio of domestic components in the Granse minibus and the Zhonghua sedan. Brilliance China Automotive also expects BMW Brilliance to increase the domestic components ratio in its BMW sedans. However, given the sophisticated technology associated with BMW Brilliance’s products as well as the relatively small production volume achieved to date, there is no guarantee that BMW Brilliance will be able to meet the required local content level, or that final approval for tariff reduction will be granted by the government.
Results of Operations

	Year ended December 31,
	2006	2005	2004
	(Rmb thousands)

Sales to third parties	9,067,505	3,859,151	4,402,141
Sales to affiliated companies	1,417,249	1,609,839	2,139,857

Total sales	10,484,754	5,468,990	6,541,998
Cost of sales	(9,960,587)	(5,011,955)	(5,491,250)
Gross profit	524,167	457,035	1,050,748
Selling, general and administrative expenses	(1,384,718)	(1,195,336)	(1,510,442)
Interest expense	(177,001)	(182,354)	(182,458)
Interest income	90,738	60,189	58,800
Equity in earnings of associated companies and jointly controlled entities, net	149,320	48,995	126,261
Subsidy income	50,176	3,139	1,815
Other income, net	106,150	43,650	25,709
Impairment loss on intangible assets	—	(173,000)	(50,000)
Impairment loss on goodwill(1)	(73,343)	(257,720)	(47,320)

(Loss) before taxation and minority interests	(714,511)	(1,195,402)	(526,887)
(Provision) benefit for income taxes	(47,879)	(101,884)	63,110
Minority interests	376,282	625,997	464,991

Net (loss) income	(386,108)	(671,289)	1,214

(1)	In 2006, an impairment loss on goodwill of Rmb 73.3 million in relation to one of Brilliance China Automotive’s jointly controlled entities was recognized.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Total sales of Brilliance China Automotive in the year ended December 31, 2006 were Rmb 10,484.8 million (US$1,343.5 million), representing a 91.7% increase from Rmb 5,469.0 million in 2005. The increase in total sales from 2005 to 2006 was primarily due to increases in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006.
     Total sales of the minibuses and automotive components segment were Rmb 5,295 million (US$678.5 million) in the year ended December 31, 2006, representing a 15.0% increase from Rmb 4,606 million in 2005. Sales of the Zhonghua sedans were 5,190 million (US$665.0 million) in the year ended December 31, 2006, representing a 501.3% increase from Rmb 863.1 million in 2005.

     Shenyang Automotive sold 66,245 minibuses in 2006, representing a 10.4% increase from approximately 60,000 minibuses sold in 2005. Of these vehicles sold, 52,049 were mid-priced minibuses, representing a 4.0% increase from approximately 50,060 units sold in 2005. Unit sales of deluxe minibuses increased by 42.8% from approximately 9,940 units in 2005 to 14,196 units in 2006. Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592.0% increase from approximately 9,000 sedans sold in 2005.
     Cost of sales increased 98.7% from Rmb 5,012.0 million in 2005 to Rmb 9,960.6 million (US$1,276.3 million) in 2006. The increase was primarily due to the increase in the unit sales of both minibuses and Zhonghua sedans in 2006. However, the average unit costs for both the minibuses and Zhonghua sedans decreased in 2006, mainly due to the improvement in production efficiency and economies of scales together with the decrease in cost of components. Despite the increase in sales and decrease in unit costs, the overall gross profit margin of Brilliance China Automotive decreased from 8.4% in 2005 to 5.0% in 2006. The decrease in gross profit margin resulted mainly from the significant increase in sales of Zhonghua sedans, which have yet to reach profitability in 2006, as well as a shift in product mix to lower-margin products.
     Selling, general and administrative expenses increased by 15.8% from Rmb 1,195.3 million, representing 21.9% of sales in 2005, to Rmb 1,384.7 million (US$177.4 million), representing 13.2% of sales in 2006. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonguha sedans and minibuses in 2006, together with an increase in staff costs. Selling, general and administrative expenses as a percentage of turnover decreased from 21.9% in 2005 to 13.2% in 2006 as the rate of increase in turnover exceeded that of advertising, promotion and marketing expenses in 2006.
     Interest expense net of interest income decreased by 29.4% to Rmb 86.3 million (US$11.1 million) in 2006 from Rmb 122.2 million in 2005, resulting mainly from the increase in interest income from deposits placed with banks and a financial institution.
     Net equity in earnings of associated companies and jointly controlled entities increased 204.7% from Rmb 49.0 million in 2005 to Rmb 149.3 million (US$19.1 million) in 2006. The increase was mainly attributable to the increased profits contributed by BMW Brilliance, Brilliance China Automotive’s 49.5% indirectly owned jointly controlled entity and an associate in 2006. Net profits contributed to Brilliance China Automotive by BMW Brilliance increased by 237.7% from RMB31.6 million in 2005 to RMB106.7 million in 2006. The BMW joint venture achieved sales of 23,600 BMW sedans in 2006, an increase of 34.8% as compared to 17,501 BMW sedans in 2005.
     Subsidy income increased from Rmb 3.1 million in 2005 to Rmb 50.2 million (US$6.4 million) in 2006. The increase was mainly due to the receipt of new government grants by a subsidiary in 2006.
     Other income net of expenses increased from Rmb 43.7 million in 2005 to Rmb 106.2 million (US$13.6 million) in 2006. The increase was primarily due to increases in Brilliance China Automotive’s sales of scrap materials and rental income.

     No impairment loss on intangible assets was provided for the year ended December 31, 2006 compared to a provision of Rmb 173.0 million in 2005. The 2005 impairment loss was related to the low sales volume and decrease in average unit selling prices of Zhonghua sedans in 2005.
     Impairment loss on goodwill decreased from Rmb 257.7 million in 2005 to Rmb 73.3 million (US$9.4 million) in 2006. The decrease was mainly because Brilliance China Automotive recognized impairment loss for one of its jointly controlled entities in 2006, while it recognized an impairment loss both for the jointly controlled entity and a subsidiary in 2005.
     Loss before taxation and minority interests decreased 40.2% from Rmb 1,195.4 million in 2005 to Rmb 714.5 million (US$91.6 million) in 2006. Taxation decreased by 53.0% from Rmb 101.9 million in 2005 to Rmb 47.9 million (US$6.1 million) in 2006, resulting mainly from the recognition of certain deferred tax assets as expenses in 2005.
     As a result, Brilliance China Automotive recorded a net loss of Rmb 386.1 million (US$49.5 million) in 2006, compared with a net loss of Rmb 671.3 million in 2005. Basic loss per ADS amounted to Rmb 10.53 (US$1.3) in 2006 as compared to the basic loss per ADS of Rmb 18.3 (US$2.3) in 2005.
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
     Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a 2.6% decrease from approximately 61,618 minibuses sold in 2004. Of these vehicles sold, approximately 50,060 were mid-priced minibuses, representing a 9.0% decrease from approximately 54,992 units sold in 2004. Unit sales of deluxe minibuses, however, increased by 50.0% from approximately 6,626 units in 2004 to approximately 9,940 units in 2005. Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing a 18.0% decrease from approximately 10,982 sedans sold in 2004.
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
     Net equity in earnings of associated companies and jointly controlled entities decreased 61.2% from Rmb 126.3 million in 2004 to Rmb 49.0 million (US$6.1 million) in 2005. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associated companies and the losses of a jointly controlled engine company in 2005. However, the decrease was partly offset by the increase in contribution of profit from BMW Brilliance Automotive Ltd. in 2005. Net profits contributed by BMW Brilliance Automotive Ltd., Brilliance China Automotive’s 49% indirectly owned jointly controlled entity, increased 45.0% from Rmb 21.8 million in 2004 to Rmb 31.6 million in 2005. The BMW joint venture achieved sales of 17,501 BMW sedans in 2005, an increase of 101.0% as compared to 8,708 BMW sedans in 2004.
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
Contingent Liabilities and Outstanding Guarantees
     As of December 31, 2006, Brilliance China Automotive and its subsidiaries had provided the following guarantees:
•	Corporate guarantees of approximately Rmb 120 million (US$15.4 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd., or Shanghai Shenhua. The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2006.

•	A joint and several proportional corporate guarantee with a shareholder of Shenyang Aerospace on a Shenyang Aerospace’s long-term bank loan. As of December 31, 2006, no amount is outstanding on the loan. The guarantee was provided by Brilliance China Automotive and a shareholder of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, Brilliance China Automotive and the shareholder are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee.

•	Corporate guarantees of bank loans amounting to Rmb 295 million (US$37.8 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2006, drawn by JinBei. Bank deposits of Rmb 312 million (US$40.0 million) were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2006.
     See also “Item 8 — Financial Information — Legal Proceedings” for a discussion of potential contingent liabilities relating to legal proceedings.

Liquidity and Capital Resources
     The following table set forth our outstanding contractual and commercial commitments as of December 31, 2006:

	Payment due by period
	(Rmb thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Notes payable (1)	2,141,947	2,141,947	—	—	—
Notes payable to affiliated companies (2)	37,288	37,288	—	—	—
Convertible bonds (3)	1,755,488	—	1,755,488	—	—
Financing from BMW Brilliance (4)	165,271	165,271	—	—	—
Operating lease obligations (relating to offices and property)	88,149	18,943	24,627	4,053	40,526
Unconditional purchase obligations	186,260	186,260	—	—	—

Total	4,374,403	2,549,709	1,780,115	4,053	40,526

(1)	Approximately Rmb 1.7 billion of the Rmb 2.1 billion notes payable had effective interest rates of 3% to 4%. The remaining Rmb 0.4 billion notes payable were interest free.

(2)	Notes payable to affiliated companies are non-interest bearing.

(3)	Included in the amount is a total accreted redemption premium payable on June 7, 2009 of approximately Rmb 327.4 million (US$41.9 million). The accreted redemption premium as of December 31, 2006 of approximately Rmb 59.2 million (US$7.5 million) was calculated based on the outstanding principal of the convertible bonds using the effective interest method.

(4)	Accrued interest of approximately Rmb 51.9 million was calculated on the outstanding principal using the compound interest method at an effective annual rate of 11.127% on a quarterly basis.
Cash Flows
     As of December 31, 2006, Brilliance China Automotive and its subsidiaries had Rmb 1,468.1 million in cash and cash equivalents, Rmb 616.8 million in short-term bank deposits and Rmb 1,625.1 million in pledged short-term bank deposits, an increase of Rmb 624.7 million, a decrease of Rmb 437.0 million and a decrease of Rmb 307.5 million from its positions as of December 31, 2005, respectively. The increase in cash and cash equivalents during that period was mainly due to an increase in cash from operating activities.
     Brilliance China Automotive had bank notes payable of Rmb 2,179.2 million and outstanding short-term bank borrowings of Rmb 500.0 million, but had no long-term bank borrowings outstanding as of December 31, 2006.
     For the year ended December 31, 2006, Brilliance China Automotive recorded net cash provided by operating activities of Rmb 1,145.6 million (US$146.8 million), an increase of

Rmb 262.2 million from the amount of Rmb 883.4 million net cash provided by operating activities in 2005. The increase was primarily due to:
•	a decrease in net loss of Rmb 386.1 million (US$49.5 million) in 2006 compared to Rmb 671.3 million in 2005;

•	an increase in notes and accounts payable in the amount of Rmb 1,487.9 million (US$190.7 million) for the year ended December 31, 2006, as compared to a decrease of Rmb 333.3 million for the year ended December 31, 2005; and

•	an increase in amounts due to affiliated companies of Rmb 363.5 million (US$46.6 million) for the year ended December 31, 2006, as compared to an increase of Rmb 171.9 million for the year ended December 31, 2005.
     Net cash provided by investing activities amounted to Rmb 514.8 million (US$66.0 million) in 2006, an increase of Rmb 176.4 million from Rmb 338.4 million in 2005. The increase was primarily attributable to the decrease in capital expenditures from Rmb 558.0 million in 2005 to Rmb 304.2 million in 2006 (US$39.0 million) and the decrease in short-term bank deposits of Rmb 437.0 million (US$56.0 million) in 2006, compared to an increase of Rmb 45.2 million in 2005. The increase in cash provided by investing activities was partially offset by a Rmb 307.5 million (US$39.4 million) decrease in pledged short term bank deposits, compared to a decrease of Rmb 844.5 million in 2005 and a Rmb 12.9 million (US$1.7 million) increase in advances to affiliated companies, compared to an increase of Rmb 8.7 million in 2005.
     Net cash used in financing activities amounted to Rmb 1,035.7 million (US$132.7 million) in 2006, as compared to net cash used in financing activities of Rmb 1,622.9 million in 2005. This decrease in cash used in financing activities is primarily attributable to a decrease in repayment of notes payable from Rmb 10,106.0 million in 2005 to Rmb 5,532.5 million (US$708.9 million) in 2006, an increase in advances from affiliated companies of Rmb 102.5 million (US$13.1 million) and proceeds from the issuance of convertible bonds due 2011 of Rmb 1,460.8 million (US$187.2 million). The decrease in cash used in financing activities was partially offset by an increase in repayment of short-term bank loans of Rmb 641.8 million and the buy back and redemption of convertible bonds due 2008 in the amount of Rmb 1,598.3 million.
Debt Changes
     On November 28, 2003, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with an aggregate principal amount of US$200.0 million. These bonds were guaranteed by Brilliance China Automotive and are convertible into fully paid ordinary shares of par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$4.60 per share at any time from January 8, 2004 to November 14, 2008, unless the bonds have previously been redeemed or matured. As of December 31, 2006, all of the outstanding bonds had been repurchased or redeemed. Total consideration for the repurchase and redemption amounted to approximately US$202.5 million.

     On June 7, 2006, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), issued zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million (equivalent to approximately Rmb 1,460.8 million at the time of issue). These bonds are guaranteed by Brilliance China Automotive and are convertible by the holders into fully paid ordinary shares of par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$1.93 per share at any time from July 6, 2006 to May 8, 2011, unless the bonds have previously been redeemed or matured. Brilliance China Finance Limited may redeem the convertible bonds in whole but not in part in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds) during the period from June 7, 2008 to May 8, 2011. In addition, each holder will have the right, at the option of the holder, to redeem in whole but not in part the convertible bonds at 122.926% of their principal amount on June 7, 2009. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011. As of December 31, 2006, none of the bonds had been repurchased, redeemed or converted into ordinary shares of Brilliance China Automotive.
     In 2006, Brilliance China Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2006, direct bank borrowings and bank notes payable decreased by 25.0% to Rmb 2,641.9 million (US$338.5 million), a decrease of Rmb 881.6 million from Rmb 3,523.5 million as of December 31, 2005. The bank loans and bank notes payable were either secured by pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. Brilliance China Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.
Capital Expenditures
     Capital expenditures and operating expenses are funded by internal resources, loans and notes payable borrowed by Shenyang Automotive from third parties. Brilliance China Automotive’s capital expenditures were Rmb 251.1 million (US$32.2 million) in 2006, a decrease of Rmb 334.6 million from Rmb 585.7 million in 2005. Major items of expenditure included facilities upgrades relating to the production of new versions of the Granse deluxe minibus and Zhonghua sedans and acquisition of new facilities for engine businesses.
Foreign Currency Requirements
     Brilliance China Automotive together with its subsidiaries, associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 6,000.0 million, US$50.0 million and Euro 650.0 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2007. This estimate is based upon the 2007 production plans of Brilliance China Automotive and its subsidiaries, associated companies and jointly controlled entities and the level of domestic content expected for its minibuses and sedans in 2007. Brilliance China Automotive believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2007. In 2006, Brilliance China Automotive received approximately Rmb 167.5 million from its sale of products to the Middle East, Russia and Europe. Under the Chinese law, Brilliance China Automotive and its associated companies and jointly controlled entities in China are able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange, based on executed purchase contracts, joint venture agreements, feasibility studies and other documents evidencing the needs and proposed usage of such foreign exchange.
     Brilliance China Automotive does not consider exchange rate fluctuations to have any material effect on the overall financial performance of Brilliance China Automotive, but may consider entering into hedging transactions through exchange contracts in order to minimize foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of December 31, 2006.
Research and Development, Patents and Licenses, etc.
     During 2004, 2005 and 2006, Brilliance China Automotive spent Rmb 479.9 million, Rmb 235.2 million and Rmb 214.0 million, respectively, on research and development activities. In 2004, these amounts were primarily used for the development of new models of minibus, the development of the “facelift” version of the Zhonghua sedan and the development of a new 1.8-liter turbo engine with the technical assistance of FEV Motorentechnik GmbH. In 2005, these amounts were primarily used for the development of the new Zhonghua sedan, Junjie and the new 1.8-liter turbo engine. In 2006, these amounts were primarily used for the research and development of new engines and new Hiase minibus projects.
Trend information
     General trends that Brilliance China Automotive expects will have a significant impact on its results of operations in the near future include the following:
•	Increased Demand for Motor Vehicles. The rate of increase in China’s gross domestic product has been one of the highest in the world over the past decade, and this growth has fueled demand for automobiles. In fact, demand in the Chinese automobile industry has been growing over the past several years at a faster rate than the growth in China’s gross domestic product. This trend is expected to have a favorable impact on Brilliance China Automotive’s sales volume for both minibuses and sedans.
•	Competition. As a result of China’s accession to the WTO, domestic production of automobiles (including minibuses and sedans) is expected to continue increasing, particularly through Sino-foreign joint ventures that are being established for this purpose. Formation of new Sino-foreign joint ventures and further investments by foreign auto makers to increase the capacity of existing operations could result in overcapacity and increased domestic competition for Brilliance China Automotive and greater downward pressure on vehicle prices as competitors begin to employ a higher ratio of domestically produced components and as more competitors achieve economies of scale due to increased volume of production.

•	Price. Retail prices in the automotive market are expected to continue to fall as a result of the localization of production and sourcing of components as described immediately above as well as increased competition. A decrease in average selling prices may lower margins and cause industry-wide deterioration of profitability. Any decline in vehicle prices will likely have an adverse effect on Brilliance China Automotive’s gross income and profits.

•	Growth, Consolidation and Development. On June 2, 2004, the NDRC issued a new automotive policy for China to encourage consolidation in the industry and further the development and sophistication of the automobile industry in areas such as consumer financing and research and development. The policy acknowledges the success of China’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. On December 26, 2006, the NDRC issued a circular to assess the current PRC automobile industry and developments since the 2004 policy. Consistent with the 2004 policy, the NDRC continues to stress the importance of stable growth and preventing overcapacity in the automobile industry, and to encourage industry consolidation and reorganization among sectors, in particular the components sector. The NDRC also encouraged more research and development be focused on new products, such as environmental friendly models, in order to enhance and upgrade domestic products. The NDRC also imposed, among other things, a requirement that annual sales of automobile manufacturers in China must reach certain levels in order for them to build new manufacturing plants. Given the high capacity utilization rates already achieved at its production plants, Brilliance China Automotive does not expect this policy to restrict its capacity expansion plans in the future.

•	Improvements in China’s Infrastructure. China continues to improve and expand its roadway system. By making automobile travel a more practical and accessible mode of transportation for motorists in China, such improvements in China’s infrastructure will likely add to demand for automobiles.

•	Rising Fuel Prices. China’s fuel prices reached historical heights in May 2006 and may continue to increase. Any further increases in fuel prices will likely have a negative influence on Brilliance China Automotive’s sales volume.
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
Warranties
     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers first-to-occur limited warranty. The “Zhonghua” and “Junjie” sedans are sold with a 36-month or 60,000 kilometers first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometers first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty. The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. Actual warranty expense may be different from our estimates.
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
Recent Accounting Pronouncements
     In February 2007, the FASB issued SFAS No. 159, “The Fair Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for Brilliance China Automotive on January 1, 2008. Brilliance China Automotive does not expect the adoption of SFAS 159 will have a material impact on its financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Brilliance China Automotive does not expect the adoption of SFAS 157 will have a material impact on its financial statements.
     In July 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. Brilliance China Automotive does not expect the adoption of FIN 48 will have a material impact on its financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     On September 16, 2005, Mr. He Guohua and Mr. Wang Shiping were appointed as executive directors. On January 6, 2006, Mr. Lin Xiaogang resigned as the President, Chief Executive Officer and an executive director and on June 23, 2006, Mr. Wu Yong Cun retired as a non-executive director. Effective January 6, 2006, Mr. Qi Yumin was appointed as the President, Chief Executive Officer and an executive director. Mr. Lei Xiaoyang was redesignated as an executive director effective June 2005 and has been the Chief Financial Officer since October 2006, following the resignation of Mr. Zha Jianping.
     The directors and senior executive officers of Brilliance China Automotive as of the date of this annual report are identified below.

			Year First
			Elected or Appointed
Name	Age	Position	Director or Officer

Executive Directors
Wu Xiao An	45	Chairman of the Board and Executive Vice President	1994
Qi Yumin	47	President and Chief Executive Officer	2006
He Guohua	56	Director	2005
Wang Shiping	50	Director	2005
Lei Xiaoyang	50	Director and Chief Financial Officer(1)	2003

Independent Non-Executive Directors
Xu Bingjin	67	Director	2003
Song Jian	50	Director	2004
Jiang Bo	47	Director	2004

Others
Huang Yu	33	Qualified Accountant	2007

(1)	Mr. Lei Xiaoyang was redesignated as an executive director effective June 2005 and has been the Chief Financial Officer since October 2006.
Executive Directors
     Mr. WU Xiao An (also known as Mr. Ng Siu On), age 45, has been the Chairman of the Board of Brilliance China Automotive since June 2002, and an executive director since 1994. He is responsible for the overall management and strategy of Brilliance China Automotive. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Huachen and Shenyang Automotive. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He was the Deputy Manager of the Bank of China, New York Branch from 1988 to 1993.
     Mr. QI Yumin, age 47, has been an executive director, the President and the Chief Executive Officer of Brilliance China Automotive since January 2006. He is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen. Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and as the Chairman and the President of DHI•DCW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the National People’s Congress of the PRC Dalian Committee and a member of the Chinese People’s Political Consultative Conference Liaoning Provincial Committee. Mr. Qi holds a Bachelor’s Degree in Engineering Science from Xi’an University of Technology and a Master’s Degree in Business Administration from Dalian University of Technology.
     Mr. HE Guohua, age 56, has been an executive director of Brilliance China Automotive since September 2005. Mr. He is currently a director and the Vice President of Huachen and the Vice Chairman and a director of Shenyang Automotive. He is also a director and the Chairman of JinBei (an A-share listed company in the PRC). Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory and was a Director of Shenyang Planning & Economic Commission, a Director of the Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
     Mr. WANG Shiping, age 50, has been an executive director of Brilliance China Automotive since September 2005. Mr. Wang is currently a director and the Vice President of Huachen and a director of Shenyang Automotive. He is a director and the Chairman of Shanghai Shenhua. Mr. Wang was previously the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation, the General Manager of FAW-ZEXEL Air-Condition Branch Company, the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd. Mr. Wang is a Senior Engineer (Researcher) in corporate management. He graduated from Anshan Iron & Steel University in 1982 with a Bachelor of

Engineering Degree. He also received a Master of Business Economics Degree from the Graduate School of the Chinese Academy of Social Sciences in 1998.
     Mr. LEI Xiaoyang, age 50, was a non-executive director of Brilliance China Automotive from June 2003 to June 2005 and was redesignated as an executive director of the Company effective June 2005, and has been the Chief Financial Officer since October 2006. Mr. Lei is currently a director and the Chief Financial Officer of Shenyang Automotive. He has been a director of Shanghai Shenhua since June 2006 and the Deputy Chief Economist as well as the General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, the Accounting Department, the Strategic Planning Department and the Securities Department. Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University.
Independent Non-Executive Directors
     Mr. XU Bingjin, age 67, has been an independent non-executive director of Brilliance China Automotive since June 2003. Mr. Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science Degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.
     Mr. SONG Jian, age 50, has been an independent non-executive director of Brilliance China Automotive since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department at Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. In 1998, Mr. Song received the Award for Outstanding Science and Technology Persons in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. In 2006, Mr. Song was named jointly by The China Association of Automotive Industry, The China Society of Automotive Engineering and The China Automotive News as the best chief designer of the automobile industry in the PRC. Mr. Song holds a Bachelor’s Degree and a Doctorate, both in Engineering Science, from Tsinghua University. He is currently a professor of Automotive Dynamics and Control Engineering at Tsinghua University.
     Mr. JIANG Bo, age 47, has been an independent non-executive director of Brilliance China Automotive since September 2004. Mr. Jiang is an accountant, a Certified Public Accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the PRC stock exchanges. Mr. Jiang has been a

Certified Public Valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.
Others
     Ms. HUANG Yu, age 33, has been the qualified accountant of Brilliance China Automotive since May 2007. Ms. Huang is the head of the financial department of Brilliance China Automotive and its subsidiaries. She graduated with a Bachelor’s Degree in Economics and a Master’s Degree in Economics from South Western University of Finance and Economics in 1996 and 1999, respectively. She is a qualified PRC accountant and also a PRC certified public accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants, as well as a student member of the Association of Chartered Certified Accountants. Ms. Huang also has the qualifications to be a lawyer in the PRC. Ms. Huang has worked for Shenyang Automotive as an analyst and internal auditor since her graduation in 1999 and worked as a financial manager of Brilliance China Automotive from June 2002.
     There is no family relationship between any director or executive officer of Brilliance China Automotive and any other director or executive officer.
Compensation
     The aggregate amount of compensation, consisting of salary, allowances and benefits in kind, paid by Brilliance China Automotive to its directors and executive officers during 2006 was approximately Rmb 27.4 million (US$3.5 million).
Board Practices
     The board of directors of Brilliance China Automotive currently consists of eight members, one-third of whom (if the number is not three or in a multiple of three, then the number nearest to one-third but not greater than one-third) are required to retire from office by rotation at each annual general meeting in accordance with the terms of its Bye-laws. Those directors that retire from office, however, may be immediately re-elected as directors by the shareholders.
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
•	monitor the integrity of financial statements of Brilliance China Automotive and Brilliance China Automotive’s annual reports and accounts, interim reports and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing Brilliance China Automotive’s reports and accounts before submission to the board, the committee should focus particularly on:
•	changes in accounting policies and practices;

•	accounting policies which require difficult, subjective or complex judgments (also known as critical accounting policies);

•	significant adjustments resulting from audits;

•	going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with listing rules of stock exchange(s) and other applicable legal and regulatory requirements and guidance in relation to financial reporting;
•	In regard to the review of financial information:
•	members of the committee must liaise with the board, senior management and the person appointed as Brilliance China Automotive’s qualified accountant;

•	the committee must meet at least once a year with the external auditor; and

•	the committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by Brilliance China Automotive’s qualified accountant, compliance officer (if any) or auditor;
•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review Brilliance China Automotive’s financial controls, internal control and risk management systems;

•	discuss with the management the system of internal control and ensure that management has discharged its duty to establish and maintain an effective internal control system;

•	discuss policies with respect to risk assessment and risk management;

•	consider the findings of investigations of internal control matters as delegated by the board, or on the committee’s own initiative, and review management’s response;

•	where an internal audit function exists, to ensure co-ordination between the internal and external auditors, to ensure that the internal audit function is adequately resourced and has appropriate standing within Brilliance China Automotive, and to review and monitor the effectiveness of the internal audit function;

•	where an internal audit function exists, to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

•	review Brilliance China Automotive’s financial and accounting policies and practices;

•	review the external auditor’s management letter, any material queries raised by the external auditor to management in respect of the accounting records, financial accounts or systems of control, and management’s response;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	ensure that the board provides a timely response to the issues raised in the external auditor’s management letter;

•	report to the board on the matters set out in the code provision of Rule C.3 of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

•	give pre-approval of other services and fees of the external auditor;

•	set clear hiring policies for employees or former employees of the external auditors;

•	report regularly to the board of the result of their review of the financial reporting system and internal control procedures and recommendations (if any) thereon; and

•	consider other topics, as determined from time to time by the board.
     The audit committee met most recently in April 2007, with previous meetings in April, September, and December 2004, April and September 2005, and April and September 2006.
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

Section 303A.11 of the New York Stock Exchange Listing Manual, these differences are set forth in the table below:

NYSE	Brilliance China Automotive
Listed companies must have a majority of independent directors. Companies must identify which directors are independent and disclose the basis for that determination.	Brilliance China Automotive is not required to have a majority of independent directors. Under the rules of The Stock Exchange of Hong Kong Limited, Brilliance China Automotive is required to have at least three independent non-executive directors. Brilliance China Automotive identifies the status of each director based on standards set forth by The Stock Exchange of Hong Kong Limited. Every independent non-executive director has to declare his independency at the time of his appointment and on an annual basis. The Board has to assess the independence of all the independent non-executive directors and to consider if it is satisfied of their independence.

Non-management directors must meet at executive sessions without management.	Non-management directors are not required to meet at executive sessions without management.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	Brilliance China Automotive is not required to have a nominating/corporate governance committee composed entirely of independent directors and does not have such a committee.

Listed companies must have a compensation committee composed entirely of independent directors.	Brilliance China Automotive has established a remuneration committee. The remuneration committee must consist of not less than three members, a majority of whom must be independent non-executive directors.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Brilliance China Automotive is not required to adopt a code of business conduct and ethics for directors, officers and employees and is not required to promptly disclose any waivers of any such code for directors or executive officers. Brilliance China Automotive has adopted a Model Code for Securities Transactions by Directors and a Code for Securities Transactions by Employees that, among other things, sets forth a policy for

NYSE	Brilliance China Automotive
compliance with securities laws, primarily insider trading, and has also adopted an Employee Handbook that, among other things, contains procedures for compliance with securities laws, a policy on confidential information and a code of conduct.
Employees
     As of December 31, 2006, Brilliance China Automotive had 8 employees located in Hong Kong, compared with 9 as of both December 31, 2005 and December 31, 2004. These employees are primarily responsible for overseeing the financial management and operations and for developing strategic business plans, preparing financial statements and coordinating investor relations for Brilliance China Automotive.
     As of December 31, 2006, Brilliance China Automotive and its subsidiaries had a total of 11,004 employees, compared with 8,911 as of December 31, 2005 and 9,112 as of December 31, 2004. As of December 31, 2006, Shenyang Automotive had a total of 8,265 employees, compared with 6,470 as of December 31, 2005 and 6,731 as of December 31, 2004. The total number of Shenyang Automotive’s employees increased by 1,795 employees from 2005 to 2006 as it hired more production workers due to the significant increase in the sales volume of the Zhonghua sedans in 2006.
     The following chart sets forth the number of Brilliance China Automotive’s employees by functional area as of December 31, 2006:

Number of
Functional Area	Employees

Administrative Personnel	1,387
Technical Personnel	1,508
Production Workers	8,109

Total	11,004

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

Employee Share Option Schemes
The 1999 Share Option Scheme
     On September 18, 1999, Brilliance China Automotive approved a share option scheme, or the Original Scheme, under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of Brilliance China Automotive, including executive directors, to take up its share options. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of Brilliance China Automotive excluding any shares allotted and issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on The Stock Exchange of Hong Kong for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.
     During (a) the year ended December 31, 2003, 2,338,000 share options granted to a former employee have been exercised; (b) the year ended December 31, 2004, 1,000,000 share options granted to a former employee have been cancelled or lapsed; (c) the year ended December 31, 2005, 11,690,000 share options granted to certain former directors and a former employee have been cancelled or lapsed; (d) the year ended December 31, 2006, no share options granted have been cancelled or lapsed in accordance with the terms of the Original Scheme.
     A summary of the movements of outstanding share options granted under the Original Scheme during the year is as follows:

	Number of share options
	2006	2005
At January 1	2,800,000	14,490,000
Cancelled/Lapsed during the year	—	(11,690,000)

At December 31,	2,800,000	2,800,000

     The outstanding share options under the Original Scheme entitle the holder to subscribe for each ordinary share of Brilliance China Automotive at HK$1.896 for each outstanding share option, exercisable from June 2, 2001 to June 1, 2011.
New Share Option Scheme
     On June 28, 2002, Brilliance China Automotive adopted a new share option scheme, or the New Scheme, in compliance with the amendments to the listing rules and regulations of The Stock Exchange of Hong Kong Limited that became effective on September 1, 2001. The New Scheme became effective on July 15, 2002 and the Original Scheme was terminated. Pursuant to the Original Scheme, all the share options granted prior to its termination shall continue to be valid and exercisable in accordance with the terms of the grant and the Original Scheme. Share options granted after July 15, 2002 are subject to the terms of the New Scheme. Pursuant to the New Scheme, Brilliance China Automotive’s Board of Directors may grant options to the participants (including Brilliance China Automotive’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for Brilliance China Automotive’s common stock at a price that shall not be lower than the higher of:
(a)	the closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of the grant, which must be a trading date;

(b)	the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of the grant; or

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
     At December 31, 2006, 35,750,000 share options have been granted under the New Scheme. Each of the outstanding share options under the New Scheme entitles the holder to subscribe for one ordinary share of Brilliance China Automotive at HK$1.32, exercisable from December 28, 2006 to December 27, 2016. In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant. During the year, no share options granted have been exercised, cancelled or lapsed in accordance with the terms of the New Scheme.
Call Option Agreements
     On December 18, 2002, Huachen entered into a principal agreement, or the Principal Agreement, with the Chinese Financial Education Development Foundation, or the Foundation, the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the then issued share capital of Brilliance China Automotive and the Foundation’s entire shareholding interests in Brilliance China Automotive. Completion of the Principal Agreement took place upon signing.
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
     The call options lapsed on August 6, 2006 and none of them were exercised in 2006.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information regarding ownership of Brilliance China Automotive’s capital stock as of December 31, 2006 by all persons who are known to Brilliance China Automotive to own more than 5% of Brilliance China Automotive’s shares or ADSs. The voting rights of Brilliance China Automotive’s major shareholders are identical to those of its other shareholders.

			Percent of
		Number of Shares	Capital
Title of Class	Identity of Person or Group	Owned	Stock
Ordinary Shares	Huachen Automotive Group Holdings Company Limited(1)	1,446,121,500	39.42%
Ordinary Shares	Brandes Investment Partners, L.P.	333,852,000	9.10%
Ordinary Shares	Deutsche Bank Aktiengesellschaft(2)	252,551,134	6.88%
Ordinary Shares	Templeton Asset Management Ltd.	222,446,000	6.06%
Ordinary Shares	The Northern Trust Company (ALA)(3)	190,012,000	5.18%

(1)	Huachen Automotive Group Holdings Company Limited, or Huachen, is a wholly-owned subsidiary of the Liaoning Provincial Government.

(2)	Deutsche Bank Aktiengesellschaft also has 59,307,300 ordinary shares held in a short position as of December 31, 2006.

(3)	The Northern Trust Company (ALA), or NTC, is an “approved lending agent” under the Securities Futures Ordinance of Hong Kong. The 190,012,000 ordinary shares represent ordinary shares in NTC’s “lending pool,” or shares that NTC holds as agent for a third party to which NTC is authorized to lend, and shares that have been lent by NTC but for which NTC still has a right to require the return of such shares.
     On December 18, 2002, Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder of Brilliance China Automotive, for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 ordinary shares, representing approximately 39.45% of the then issued share capital of Brilliance China Automotive and the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive. Completion of the principal agreement took place at signing on December 18, 2002. Accordingly, Huachen is currently entitled to cast 39.42% (diluted from the initial 39.45% due to the exercise of certain share options during 2003) of the votes on all matters to be voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the applicable laws and regulations), and will therefore exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive.
Related Party Transactions
     Currently, JinBei holds a 39.1% equity interest in Shenyang Automotive. Shenyang Automotive began operating as a separate legal entity from JinBei in January 1992. Shenyang Automotive and JinBei are parties to a trademark license agreement under which JinBei has granted to Shenyang Automotive the license to use indefinitely the JinBei trademark on its products and marketing materials. On December 29, 2003, Brilliance China Automotive, through Shenyang JinBei Automotive Industry Holdings Co., Ltd., or SJAI, and Shenyang XinJinBei Investment and Development Co., Ltd., or SXID, its 99.0% indirectly owned subsidiary and indirectly wholly owned subsidiary, respectively, entered into agreements to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited, or SAIAM, and Shenyang XinJinBei Investment Co., Ltd, or SXI, which own 24.38% and 8.97%, respectively, of the issued share capital of JinBei. Upon completion of the acquisition and the receipt of the necessary governmental approvals for this transaction, Brilliance China Automotive’s effective interest in Shenyang Automotive will increase from its initial 51.0% to approximately 63.9%.
     In 2006, Brilliance China Automotive purchased Rmb 2,062.9 million of its component parts from various affiliated companies and paid a Rmb 254.5 million subcontracting charge to a jointly controlled entity. These figures represented an increase of 94.2% from Rmb 1,062.5 million and an increase of 126.8% from Rmb 112.2 million, respectively, from 2005 to 2006. Brilliance China Automotive believes that its purchases of such parts have been on terms as favorable to Brilliance China Automotive as it could have obtained from unrelated third parties on an arm’s-length basis.
     Significant transactions between Brilliance China Automotive or its subsidiaries and affiliated companies in the ordinary course of business during 2004, 2005 and 2006 are set forth below:

	2006	2005	2004
	(Rmb thousands)
Sales to JinBei and its affiliated companies	178,414	69,432	38,127
Purchases from JinBei and its affiliated companies	895,457	383,808	764,311
Sales to Shanghai Shenhua and its affiliated companies	1,052,689	1,469,402	1,895,881
Purchases from Shanghai Shenhua and its affiliated companies	16,668	85,354	214,467
Purchases from shareholders of Shenyang Aerospace	90,505	1,987	39,019
Subcontracting charges to BMW Brilliance	254,479	112,160	178,685
Purchases from other affiliated companies of Brilliance Holdings Limited	117,336	66,441	89,690

	2006	2005	2004
	(Rmb thousands)
Purchases from associated companies and jointly controlled entities	942,878	524,221	898,914
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	—	—	342
Sales to associated companies and jointly controlled entities	186,146	71,005	205,849
Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	—	—	10,000
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	—	6,940
Finance charge to a jointly controlled entity	16,748	17,329	17,850
Operating lease rental on land and buildings charged by:
— a jointly controlled entity	908	2,206	12,840
— Shanghai Shenhua and its affiliated companies	1,148	—	—
— JinBei and its affiliated companies	60	—	—
Mould testing income from a jointly controlled entity	4,320	—	—
Operating lease rental from a jointly controlled entity	34,863	15,078	15,364
Sales of property, plant and equipment to JinBei and its affiliated companies	—	—	4,407
Sales of property, plant and equipment to a jointly controlled entity	80,332	263	1,105
Purchase of machinery from JinBei and its affiliated companies	—	—	58,089
Service income from a jointly controlled entity	35,067	43,671	—
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
     In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2006 and 2005, the net book value of the buildings amounting to approximately Rmb 134.3 million and Rmb 142.6 million, respectively, were retained as assets on the consolidated balance sheet of Brilliance China Automotive and the portion of consideration received from BMW Brilliance up to December 31, 2006 and 2005 amounting to approximately Rmb 113.3 million and Rmb 74.6 million, respectively, were treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately Rmb 61.1 million will be received from BMW Brilliance and will be accounted for as additional financing.
     In December 2003, BMW Brilliance purchased certain machinery and equipment from Shenyang Automotive at their net book value mutually agreed by both parties for use in the production of BMW sedans. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machinery and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. This machinery and equipment is maintained by BMW Brilliance for the manufacturing of its products and is also used by Shenyang Automotive for a service fee based on the number of Zhonghua sedans produced by Shenyang Automotive using this machinery and equipment. As of December 31, 2006 and 2005, service fees of approximately Rmb 411.4 million and Rmb 308.3 million had been accrued, respectively.
     The operating subsidiaries of Brilliance China Automotive have provided the following outstanding guarantees to affiliated companies as of December 31, 2006:
•	a corporate guarantee of approximately Rmb 120 million (US$15.4 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2006;

•	a joint and several proportional corporate guarantee with a shareholder of Shenyang Aerospace on Shenyang Aeropspace’s long-term bank loan with no amount outstanding as of December 31, 2006. There is no recourse or collateralization provision in the guarantee; and

•	corporate guarantees for bank loans amounting to Rmb 295 million (US$37.8 million) drawn by JinBei. Bank deposits of Rmb 312 million were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2006.
     Set forth below is information on amounts due from affiliated companies to Brilliance China Automotive and its subsidiaries arising from trading activities as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(Rmb thousands)
Notes receivable from affiliated companies
Notes receivable from affiliated companies of JinBei	16,620	9,446	22,500
Notes receivable from Shanghai Shenhua	63,750	328,482	601,348
Notes receivable from associated companies and jointly controlled entities	1,107	1,042	21,295

Total(1)	81,477	338,970	645,143

	2006	2005	2004
	(Rmb thousands)
Amounts due from affiliated companies
Due from Shanghai Shenhua and its affiliated companies	431,310	276,763	386,710
Due from affiliated companies of JinBei	93,446	62,877	58,312
Due from affiliated companies of Brilliance Holdings Limited	55,040	54,222	—
Due from jointly controlled entities	21,470	13,380	26,643
Due from an associated company	—	1,505	882
Due from BMW Brilliance
— Accounts receivables	247,564	192,185	48,581
— Consideration receivable arising from the disposal of machinery and equipment(2)	134,527	269,003	269,003
Dividend receivable from a jointly controlled entity	76,173	—	—
Dividend receivable from an associate	21,000	—	—
Provision for doubtful debts	(29,720)	(29,720)	(24,720)

Total	1,050,810	840,215	765,411

(1)	The notes receivable from affiliated companies are guaranteed by banks in China and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(2)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled.
     Set forth below is information on advances from Brilliance China Automotive and its subsidiaries to affiliated companies as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(Rmb thousands)
Advances to affiliated companies
Advances to JinBei and its affiliated companies	23,740	16,185	16,786
Advances to associated companies and jointly controlled entities	6,553	7,226	22,528
Advances to Shanghai Shenhua and its affiliated companies	14,044	9,045	—
Advances to affiliated companies of Brilliance Holdings Limited	15,273	15,273	—
Advances to other affiliated companies	689	452	138
Provision for doubtful debts	(2,214)	(9,250)	(1,975)

Total	58,085	38,931	37,477

     Set forth below is information on advances from affiliated companies to Brilliance China Automotive and its subsidiaries as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(Rmb thousands)
Advances from affiliated companies
Advances from Brilliance Holdings Limited and its affiliated companies	12,728	28,558	14,319
Advances from associated companies and jointly controlled entities	1,279	607	—
Advances from affiliated companies of Shanghai Shenhua	820	236	230

	2006	2005	2004
	(Rmb thousands)
Advances from JinBei and its affiliated companies	6,925	1,088	945
Advances from other affiliated companies	—	—	382
Financing received from BMW Brilliance	113,343	74,605	74,605

Total	135,095	105,094	90,481

     Aside from the financing received from BMW Brilliance, the other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
     Amounts due to affiliated companies arising from trading activities consisted of the following:

	2006	2005	2004
	(Rmb thousands)
Notes payable to affiliated companies
Notes payable to affiliated companies of JinBei	7,249	8,139	24,229
Notes payable to associated companies and jointly controlled entities	30,039	22,491	91,892
Notes payable to other affiliated companies	—	—	925
Notes payable to affiliated companies of Brilliance Holdings Limited	—	43,462	—
Notes payable to Shanghai Shenhua	—	—	4,116

Total	37,288	74,092	121,162

Amounts due to affiliated companies
Due to affiliated companies of JinBei	281,721	142,438	195,166
Due to affiliated companies of Brilliance Holdings Limited	—	22,025	8,705
Due to affiliated companies of Shanghai Shenhua	10,719	4,191	40,570
Due to associated companies and jointly controlled entities	680,943	465,023	276,951
Due to other affiliated companies	9,910	130	1,330

Total	983,293	633,807	522,722

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
     On August 17, 2005, in compliance with its continuing discovery obligations, Brilliance China Automotive filed and served a Supplemental List of Documents. Subsequently, on September 5, 2005, Mr. Yang also filed and served a Supplemental List of Documents. There has been no material progress in the litigation. The directors of Brilliance China Automotive do not believe the action will have any significant impact on the financial position of Brilliance China Automotive. The directors of Brilliance China Automotive intend to continue vigorously defending the action.
Dividends
     All dividends to holders of ADSs are declared and paid in U.S. dollars. Interim dividends may be paid at the discretion of Brilliance China Automotive’s board of directors based on its evaluation of the financial condition of Brilliance China Automotive, while final dividends are subject to the approval of the shareholders at a general meeting. From 1993 to 1996, Brilliance China Automotive paid a quarterly dividend at the rate of US$0.02 per share in each quarter. Brilliance China Automotive began to pay dividends on a semi-annual basis in the second half of 1996. The amount of these dividend payments have been adjusted on a pro rata basis to reflect Brilliance China Automotive’s 1999 and 2000 bonus share issuances as well as the increase in earnings per share. No dividends were declared or paid for 2005 or 2006.

     Under Section 54 of the Companies Act 1981 of Bermuda (as amended), a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that
•	Brilliance China Automotive is, or would after payment be, unable to pay its liabilities as they become due; or

•	the realizable value of Brilliance China Automotive’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. As a Bermuda company, Brilliance China Automotive must abide by these criteria in formulating its dividend policy.
     Applicable Chinese laws and regulations require that before a foreign-invested enterprise distributes profits to investors it must:
•	satisfy all tax liabilities;

•	provide for losses in previous years;

•	in the case of a Sino-foreign joint venture, also make appropriation, in proportions determined at the sole discretion of the board of directors of the joint venture, to a general reserve fund, an enterprise expansion fund and a staff welfare and employee bonus fund. During the year ended December 31, 2006, Shenyang Automotive was not required to and therefore did not make any additional contributions into these funds. Distributions of profits to investors are required to be in proportion to each party’s shareholdings in the joint venture; and

•	in the case of a wholly foreign owned enterprise, appropriate 10% of profit after providing for taxes and losses in previous years to a general reserve fund until the balance of the fund reaches 50% of its share capital. Any further appropriation thereafter is optional. The appropriation to an enterprise expansion fund and a staff welfare fund is at the sole discretion of the board of directors of the wholly foreign owned enterprise. During the year ended December 31, 2006, Xing Yuan Dong, Ningbo Yuming and Shenyang Chenfa made an additional Rmb 16.6 million (US$2.1 million) to the general reserve fund, enterprise expansion fund and staff welfare fund.
Significant Changes
     There have been no significant changes since December 31, 2006, the date of the annual financial statements in this annual report.
ITEM 9. THE OFFER AND LISTING
     Brilliance China Automotive’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited under the stock code “1114,” and Brilliance China Automotive’s ADSs are listed on the New York Stock Exchange, Inc. under the symbol “CBA.” The following table sets forth for the periods indicated the reported high and low sales prices for the ordinary shares and the

ADSs on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively:

		The New York Stock		The Stock Exchange of
		Exchange, Inc.		Hong Kong Limited
		(US$)		(HK$)
		ADSs		Ordinary Shares
		High	Low	High	Low
2002:	1st quarter	21.48	16.00	1.70	1.26
	2nd quarter	18.50	12.34	1.49	0.98
	3rd quarter	15.15	12.10	1.22	0.98
	4th quarter	19.00	10.65	1.49	0.80
2003:	1st quarter	25.49	18.11	2.03	1.42
	2nd quarter	29.29	20.48	2.28	1.56
	3rd quarter	34.49	26.80	2.73	2.10
	4th quarter	61.30	34.20	4.75	2.65
2004:	1st quarter	62.75	39.52	4.85	3.85
	2nd quarter	48.25	28.55	3.73	2.15
	3rd quarter	32.20	19.21	2.53	1.52
	4th quarter	24.40	17.75	1.93	1.40
2005:	1st quarter	22.73	14.76	1.78	1.22
	2nd quarter	20.00	15.75	1.61	1.26
	3rd quarter	19.10	13.41	1.50	0.98
	4th quarter	15.25	12.56	1.18	0.97
2006:	1st quarter	23.66	14.52	1.57	1.12
	2nd quarter	19.25	14.05	1.55	1.10
	3rd quarter	16.93	14.40	1.33	1.15
	4th quarter	18.81	15.15	1.46	1.17
2007:	January	22.47	19.87	1.76	1.33
	February	29.98	20.00	2.55	1.57
	March	28.25	23.09	2.18	1.83
	April	25.85	21.26	1.99	1.64
	May	25.24	21.14	1.96	1.67
	June (through June 20)	24.19	22.73	1.89	1.78
     To the best of Brilliance China Automotive’s knowledge, as of June 20, 2007, Brilliance China Automotive had 3,110,888 ADSs outstanding, which were held by 77 registered holders of record in the United States (including 3,059,462 ADSs held by three nominee holders). One ADS is equivalent to 100 ordinary shares.
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
     Brilliance China Automotive’s memorandum of association also sets out its objects, including acting as a holding and investment company, and its powers, including the powers set out in the First Schedule of the Companies Act 1981 of Bermuda (as amended), or the Companies Act. As an exempted company, Brilliance China Automotive will be carrying on business outside Bermuda, although it maintains a registered office in Bermuda. Brilliance China Automotive’s Bye-laws were adopted on June 25, 2004 and were last amended on February 12, 2007.
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
     Save as otherwise provided by the Bye-laws, a director may not vote (nor be counted in the quorum) on any resolution of the board of directors in respect of any contract, proposal or arrangement in which he or any of his associates has any material interest, and if he does so his vote may not be counted (nor shall he be counted in the quorum), but this prohibition will not apply to any of the following matters:
•	any contract or arrangement for the giving by Brilliance China Automotive of any security or indemnity to the director or his associates in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or his associates at the request of or for the benefit of Brilliance China Automotive or any of its subsidiaries;

•	any contract or arrangement for the giving by Brilliance China Automotive of any security or indemnity to a third party in respect of a debt or obligation of Brilliance China Automotive, or any of its subsidiaries, for which the director or his associates have assumed responsibility or guaranteed or secured in whole or in part whether solely or jointly;

•	any contract or arrangement concerning an offer of the shares, debentures or other securities of or by Brilliance China Automotive or any other company which Brilliance China Automotive may promote or be interested in for subscription or purchase where the director or his associates are interested as a participant in the underwriting or sub-underwriting of the offer;

•	any contract or arrangement concerning any other company in which the director or his associates are interested whether directly or indirectly, as an officer or executive or shareholder or in which the director or his associates are beneficially interested in shares of that company, other than a company in which the director together with any of his associates beneficially own 5% or more of the issued shares of any class of shares of such company (or of any third company through which his/their interest is derived) or of the voting rights;

•	any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the director or his associates may benefit;

•	any proposal or arrangement for the benefit of employees of Brilliance China Automotive or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors, their associates and employees of Brilliance China Automotive or any of its subsidiaries and does not give the director or their associates any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

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
Alterations to constitutional documents
     Subject to the provisions of the Companies Act, the memorandum of association of Brilliance China Automotive may be altered by resolution passed at a general meeting of members of which due notice has been given. The Bye-laws may be amended by the directors subject to the approval of Brilliance China Automotive in general meeting. The Bye-laws state that a special resolution is required to alter the memorandum of association or to approve any amendment of the Bye-laws.
Variation of rights of existing shares or classes of shares
     If at any time the capital is divided into different classes of shares, all or any of the special rights (unless otherwise provided for by the terms of issue of that class) attached to any class may, subject to the provisions of the Companies Act, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Bye-laws relating to general meetings will apply, but so that the necessary quorum is not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of the class present in person or by proxy or by a duly authorized corporate representative may demand a poll.
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
     If Brilliance China Automotive is wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of Brilliance China Automotive and whether the assets consist of property of one kind or consists of properties of different kinds and the liquidator may, for such purposes, set such value as he deems fair upon any one or more class or classes of property to be divided and may determine how such division is to be carried out as between the members or different classes of members and the members within each class. With the like sanction, the liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.
Transfer of shares
     Subject to the Companies Act, all transfers of shares must be effected by transfer in writing in the usual or common form or in any other form acceptable to the board of directors and may be under hand or by means of mechanically imprinted signatures or such other manner as the board of directors may approve. An instrument of transfer must be executed by or on behalf of the transferor and by or on behalf of the transferee, providing that the board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its absolute discretion to do so, and the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members.
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
     The board of directors may decline to recognize any instrument of transfer unless:
•	the sum, if any, as the board of directors shall determine to be paid to Brilliance China Automotive has been paid;

•	the shares are free of any lien in favor of Brilliance China Automotive;

•	the instrument of transfer is properly stamped, and is in respect of only one class of shares;

•	the instrument of transfer is lodged at the relevant registration or transfer office accompanied by the relevant share certificate(s), and other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer has been presented (particularly if the instrument of transfer is executed by some other person on his behalf); and

•	in some circumstances, the permission of the Bermuda Monetary Authority has been obtained.

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

     At the special general meeting held on February 12, 2007, Brilliance China Automotive amended Bye-law 6(A) in order to reflect an increase in the authorized share capital.
Material Contracts
     The following contracts, not being contracts in the ordinary course of business, have been entered into by Brilliance China Automotive and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material.
(a)	Service Agreement for Executive Director dated March 1, 2006 between Brilliance China Automotive and Mr. Wu Xiao An;

(b)	Service Agreement for Executive Director dated March 1, 2006 between Brilliance China Automotive and Mr. Qi Yumin;

(c)	Purchase Agreement, dated May 8, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of zero coupon guaranteed convertible bonds due 2011 by Brilliance China Finance Limited; and

(d)	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.
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
     There are no limitations on the rights of non-Bermuda residents to hold or vote shares of Brilliance China Automotive. Because Brilliance China Automotive has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of Brilliance China Automotive’s ordinary shares, other than in respect of local Bermuda currency.

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
     The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The Renminbi was revalued on July 21, 2005 to Rmb 8.11 per US$1.00 from its previously pegged rate of Rmb 8.28 per US$1.00. The People’s Bank of China also announced that Renminbi would be pegged to a basket of foreign currencies, rather than tied solely to the U.S. dollars, and would trade within a band against this basket of currencies, which includes, without limitation, U.S. dollars, Euro, Japanese yen, South Korean won, British pounds, Thai baht and Russia ruble. This change in policy has resulted in an approximately 6% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2006.
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
     Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as an “Technologically-Advanced Enterprise.” As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended 2006, 2005 and 2004.
     Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, and Ningbo Brilliance Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Brilliance Ruixing was 16.5% for the years ended 2006, 2005 and 2004.
     Shenyang Xing Yuan Dong Automobile Component Co., Ltd., or Xing Yuan Dong and Brilliance Dongxing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Brilliance Dongxing each received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Brilliance Dongxing were 16.5% for the years ended 2006, 2005 and 2004.
     Mianyang Brilliance Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. During 2001, Mianyang Brilliance Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004,

Mianyang Brilliance Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Brilliance Ruian is 15%. In addition, Mianyang Brilliance Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Brilliance Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rates for Mianyang Brilliance Ruian were 18%, 7.5% and 7.5% for the years ended 2006, 2005 and 2004, respectively.
     Shenyang Chenfa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2005, Shenyang Chenfa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang Chenfa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang Chenfa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang Chenfa was 7.5% for the year ended 2006 and 0% for the years ended 2005 and 2004.
     Other subsidiaries in China are subject to state and local income taxes within China at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.
Value Added Tax and Consumption Tax
     Under the “Provisional Regulations on Value Added Tax in the People’s Republic of China,” which came into effect on January 1, 1994, all subsidiaries are subject to value added tax, which is the principal indirect tax on the sale of tangible goods. The general value added tax rate applicable to sales and purchases of minibuses, sedans and automotive components in China is 17%. Sales of minibuses and sedans are also subject to consumption tax at standard rates of 5% to 12% in 2006.
Customs Duties
     See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Tariff Reductions” for a discussion of the import tariffs that generally apply to Brilliance China Automotive and its subsidiaries. Brilliance China Automotive and its subsidiaries paid approximately Rmb 31.6 million as customs duties in 2006.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Rates
     In the year ended December 31, 2006, approximately 2.7%, 1.6% and 0.6% of Shenyang Automotive’s costs of sales were denominated in Japanese Yen, U.S. dollars and Euros, respectively. These costs related primarily to the purchase and importation of equipment and components from foreign suppliers. Shenyang Automotive pays foreign currency for the imported components and spare parts through Japanese Yen-, U.S. dollar- or Euro-denominated letters of credit issued by the Bank of China and other Chinese banks. Shenyang Automotive funds these letters of credit in U.S. dollars or converts a portion of its Renminbi earnings into Japanese Yen, U.S. dollars or Euros as required. Accordingly, Shenyang Automotive is exposed to exchange rate risk among these currencies.
     The value of Renminbi to the U.S. dollar increased by approximately 3.2% in 2006 as a result of the loosening of the peg to the U.S. dollar since July 21, 2005. The appreciation of the Renminbi versus the Japanese Yen, U.S. dollar or Euro has made purchases of foreign-produced components and payments denominated in foreign currency less expensive for Shenyang Automotive in Renminbi terms, thereby marginally improving its results of operations. A devaluation of the Renminbi would have the opposite effect. While there can be no assurance that the exchange rates will continue their current trends or that a devaluation or continued appreciation of the Renminbi will not occur, Brilliance China Automotive does not believe that such occurrences would, in any event, have any material adverse effect on Brilliance China Automotive’s earnings.
     Other than US$200 million zero coupon convertible bonds issued in 2003 (which have all been cancelled as of December 31, 2006) and US$183 million zero coupon guaranteed convertible bonds issued in 2006, Brilliance China Automotive and its subsidiaries currently have no foreign currency-denominated borrowings from third parties, but have outstanding letters of credit of Yen 349.4 million, US$1.1 million and Euro 5.2 million from local banks. Brilliance China Automotive also advanced shareholder’s loans to its subsidiaries in the amounts of approximately HK$266.2 million, Rmb 1,891.6 million and US$193.3 million in 2006.
     Since Brilliance China Automotive does not believe that exchange rate fluctuations have any material effect on the overall financial performance of Brilliance China Automotive, and the amount of foreign currency that it requires is not significant, Brilliance China Automotive does not enter into any hedging transactions with respect to its exposure to foreign currency movements.
Interest Rates
     Funds not required by Brilliance China Automotive in the short term are kept as temporary demand or time deposits in commercial banks. Brilliance China Automotive does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2006, Brilliance China Automotive had short-term bank loans outstanding in the amount of Rmb 2,141.9 million. The average annual rate for discounting notes receivables with banks in 2006 ranged from 3% to 4% per annum, which rate is fixed separately for each transaction. Brilliance China Automotive did not have any variable rate loans or commitments outstanding as of December 31, 2006.
     For the year ended December 31, 2006, Brilliance China Automotive’s interest income was Rmb 90.7 million (US$11.6 million) and its interest expense was Rmb 177.0 million (US$22.7 million). A 10% change in interest rates would result in a change in interest income of approximately Rmb 9.1 million (US$1.2 million) and a change in interest expense of approximately Rmb 17.7 million (US$2.3 million).
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
     Effective January 1, 2002, the PRC reduced its import tariffs on motor vehicles and automotive components from between 80% to 100% and between 18% to 40%, respectively, to between 43.8% to 50.7% and between 14% to 31.4%, respectively. This range was lowered further to between 4.8% and 25% for automotive components in 2003, between 5% and 22.9% in 2004 between 5% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% to 10.0% in January 2007. In 2004, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 13.8% and 10.5%, respectively, and in 2005, the average tariffs became 9.7% and 12.1% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In 2006, the average tariffs were reduced to 8.2% and 10.4% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In addition, tariffs on vehicles with nine seats or less and engine sizes of three liters or below fell from 38.2% in 2003 to 34.2% in 2004, while tariffs on vehicles with more than nine seats and engines of more than three liters decreased from 43.0% in 2003 to 37.6% in 2004. In 2005, tariffs were fixed at 30% for all motor vehicles. These tariffs were further reduced to 28% in January 2006 and 25% in July 2006.
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
     Use of Proceeds
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     The Chief Executive Officer and Chief Financial Officer of Brilliance China Automotive are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)). The management of Brilliance China Automotive carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of Brilliance China Automotive’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.
     As more fully described below under “Management’s Report on Internal Control Over Financial Reporting,” material weaknesses have been identified in Brilliance China Automotive’s internal control over financial reporting. Consequently, given the overlap between disclosure controls and internal control over financial reporting, the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were not effective as of December 31, 2006.

Management’s Report on Internal Control Over Financial Reporting
     The Chief Executive Officer and Chief Financial Officer of Brilliance China Automotive are responsible for establishing and maintaining internal control over financial reporting (as defined in the Exchange Act Rule 13a-15(f)).
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     Brilliance China Automotive’s management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting as of December 31, 2006 based on criteria established by the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Management has concluded that, as of December 31, 2006, material weaknesses existed in Brilliance China Automotive’s internal control over financial reporting. An internal control material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management has identified the following material weaknesses as of December 31, 2006:
1.	Revenue Recognition
     Brilliance China Automotive did not maintain effective controls over the timing of the recognition of revenue. Specifically, controls were not designed and in place to ensure that revenue from the sale of goods is properly recorded in the appropriate accounting period in accordance with generally accepted accounting principles in the United States of America. Brilliance China Automotive recognizes revenue from the sale of goods at the time when a delivery order and an advance payment are received from customers, irrespective of whether the goods are delivered to customers. This would cause revenue and related costs of sales to be overstated.
2.	Investments
     Brilliance China Automotive did not maintain effective controls over the payment for investments. Specifically, controls were not designed and in place to critically assess the potential investments, such as evaluating the expected returns, potential risks, resources and funding requirements. In addition, we noted one instance where a significant payment was made for an investment without prior approval by the board of directors of Brilliance China Automotive.
3.	Credit Approval
     Brilliance China Automotive did not maintain effective controls over the granting of credit limits to customers. Specifically, controls were not properly designed and in place to evaluate the creditworthiness of potential customers. In a particular instance, the decision to grant credit was not properly supported and there was no proper documentation of background information on the customer.
4.	Monitoring of Credit Risks
     Brilliance China Automotive did not maintain effective controls over the monitoring of its credit risk. Specifically, controls were not properly designed and in place to prevent the balances due from customers from exceeding their credit limits.
5.	Monitoring of Payments in Advance
     Brilliance China Automotive did not maintain effective controls over the monitoring of payments in advance. Specifically, controls were not properly designed and in place to (1) ensure advanced payments for purchases of goods are offset against related accounts payable upon the receipt of goods; and (2) monitor the status of payments in advance for the assessment of recoverability.
     Because of these weaknesses, management has concluded that Brilliance China Automotive did not maintain effective internal control over financial reporting as of December 31, 2006. Management has recommended the following measures for improvement in each of the areas to the Audit Committee, which adopted the recommendations and presented them to the Board of Directors for implementation:
     Revenue recognition. Design and maintain controls to accurately recognize revenue at the time when goods are received by customers.
     Investments. Design and maintain effective controls over payment for investments. Significant investments should be approved by the Board of Directors of both Brilliance China Automotive and the relevant subsidiary, and before making significant investments, Brilliance China Automotive should obtain sufficient information to evaluate the expected returns, potential risks and funding requirements of each investment.
     Credit Approval. Design and maintain internal control procedures for the granting of credit to potential customers. Sufficient information, including background information, financial statements and past trading records, should be obtained to assess the creditworthiness of potential customers.
     Monitoring of Credit Risks. Implement policies to monitor credit risks. Delivery of goods should only be made after checking the available credit limit of the customer.
     Monitoring of Payments in Advance. Assign responsible personnel in monitoring the status of payments in advance. Payments in advance should be offset against related accounts payable when goods are received and aging analyses of advanced payments should be reviewed regularly with regular follow up on long overdue outstanding items.

     Brilliance China Automotive’s internal control team is supervising staff from various departments to implement the corrective policies and measures, and once the corrective measures are in place, trial testing of the effectiveness of such measures will be conducted.
     Brilliance China Automotive is not a “large accelerated filer” as defined in the rules promulgated by the Commission. Accordingly, this management internal control report is not, and is not required to be, accompanied by an attestation report of Brilliance China Automotive’s auditors.
Changes in Internal Control Over Financial Reporting
     There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, during the period covered by this annual report.
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
ITEM 16B. CODE OF ETHICS
     Brilliance China Automotive has not adopted a code of ethics that applies to the principal executive officer, the principal financial officer and the principal accounting officer or controller. However, the board of directors of Brilliance China Automotive has adopted or follows the following written standards for purposes of corporate governance:
•	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including the Model Code for Securities Transactions by Directors of Listed Issuers;

•	Non-Statutory Guidelines on Directors’ Duties issued by the Hong Kong Companies Registry in January 2004;

•	Guide for Independent Non-Executive Directors issued by The Hong Kong Institute of Directors in 2000;

•	Guidelines for Directors issued by The Hong Kong Institute of Directors in 2005; and

•	Code for Securities Transactions by Employees.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Moores Rowland Mazars has acted as Brilliance China Automotive’s independent auditors for the fiscal years ended December 31, 2004, 2005 and 2006. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers and Moores Rowland Mazars.

	Total Fees
	2006	2005	2004
	(Rmb thousands)
Audit fees	2,800	3,146	4,452
Audit-related fees	1,900	723	662
Tax fees	—	—	—
Other fees	—	—	—

Total	4,700	3,869	5,114

Audit Fees
     Audit fees are the aggregate fees billed by the auditors for the annual financial statement audit and other procedures required to be performed by the auditors so as to form an opinion on Brilliance China Automotive’s annual financial statements.
Audit-Related Fees
     Audit-related fees mainly include the aggregate fees billed by the auditors in relation to agreed-upon procedures performed on Brilliance China Automotive’s interim financial statements and professional services in connection with the issue of the convertible bonds due 2011.
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
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 to F-50 following Item 19.
ITEM 19. EXHIBITS
     The following exhibits are furnished along with annual report or are incorporated by reference as indicated.
1.1	Amended and Restated Bye-Laws of Brilliance China Automotive, dated June 25, 2004.*

1.2	Amendments to Bye-Laws of Brilliance China Automotive dated February 12, 2007 and June 24, 2005.

2.1	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.**

4.1	Form of Service Agreement for Executive Director.**

4.2	Purchase Agreement, dated May 8, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and Citigroup Global Markets Limited relating to the sale of zero coupon guaranteed convertible bonds due 2011 by Brilliance China Finance Limited.**

7.1	Statement explaining how certain ratios were calculated in the annual report.

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2006.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 24, 2005.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2006.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ WU Xiao An
WU Xiao An
Chairman

Date: June 29, 2007

INDEX TO FINANCIAL STATEMENTS
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with United States generally accepted accounting principles.
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong,
April 20, 2007

Brilliance China Automotive Holdings Limited
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	9,067,505	3,859,151	4,402,141
Sales to affiliated companies	1,417,249	1,609,839	2,139,857
Total sales	10,484,754	5,468,990	6,541,998
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2006: RMB2,317,393,000, 2005: RMB1,174,732,000, 2004: RMB2,185,428,000)	(9,960,587)	(5,011,955)	(5,491,250)
Gross profit	524,167	457,035	1,050,748
Selling, general and administrative expenses	(1,384,718)	(1,195,336)	(1,510,442)
Interest expenses	(177,001)	(182,354)	(182,458)
Interest income	90,738	60,189	58,800
Equity in earnings of associated companies and jointly controlled entities, net	149,320	48,995	126,261
Subsidy income	50,176	3,139	1,815
Other income, net	106,150	43,650	25,709
Impairment loss on intangible assets	—	(173,000)	(50,000)
Impairment loss on goodwill	(73,343)	(257,720)	(47,320)
Loss before taxation and minority interests	(714,511)	(1,195,402)	(526,887)
(Provision) benefit for income taxes	(47,879)	(101,884)	63,110
Minority interests	376,282	625,997	464,991
Net (loss) income	(386,108)	(671,289)	1,214
Other comprehensive income (loss)
Fair value adjustment for securities available-for-sale	1,052	(27,227)	28,468
Comprehensive (loss) income	(385,056)	(698,516)	29,682
Basic (loss) earnings per share	RMB(0.1053)	RMB(0.1830)	RMB0.0003
Basic (loss) earnings per ADS	RMB(10.53)	RMB(18.30)	RMB0.03
Diluted (loss) earnings per share	RMB(0.1053)	RMB(0.1830)	RMB0.0003
Diluted (loss) earnings per ADS	RMB(10.53)	RMB(18.30)	RMB0.03
Weighted average number of shares outstanding	3,668,390,900	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding	36,683,909	36,683,909	36,683,909
Net (loss) income adjusted for the dilutive effect of convertible bonds	(386,108)	(671,289)	1,214
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,668,390,900	3,668,390,900	3,683,795,968
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,683,909	36,683,909	36,837,960
The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2006 and 2005

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Assets

Current assets
Cash and cash equivalents	1,468,075	843,400
Short-term bank deposits	616,787	1,053,832
Pledged short-term bank deposits	1,625,149	1,932,649
Deferred expenses — current portion	6,283	8,920
Notes receivable	197,668	377,505
Notes receivable from affiliated companies	81,477	338,970
Accounts receivable, net	632,158	124,958
Due from affiliated companies	1,050,810	840,215
Inventories, net	1,346,843	1,046,818
Other receivables	423,017	432,019
Prepayments and other current assets	143,583	57,707
Income tax recoverable	815	12,476
Other taxes recoverable	117,830	1,766
Advances to affiliated companies	58,085	38,931
Total current assets	7,768,580	7,110,166
Property, plant and equipment	3,865,210	4,362,762
Intangible assets	420,978	584,811
Interests in associated companies and jointly controlled entities	1,413,135	1,520,696
Investment securities	23,736	22,684
Goodwill	339,710	339,710
Prepayment for a long-term investment	600,000	600,000
Deferred expenses — non-current portion	21,466	16,353
Long-term land lease prepayments	120,099	124,157
Other long-term assets	7,450	10,966
Total assets	14,580,364	14,692,305

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2006 and 2005

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Liabilities and shareholders’ equity

Current liabilities
Convertible bonds due 2008	—	1,639,550
Short-term bank loans	500,000	496,500
Notes payable	2,141,947	3,026,952
Notes payable to affiliated companies	37,288	74,092
Accounts payable	2,299,267	928,892
Due to affiliated companies	983,293	633,807
Customer advances	425,778	318,978
Other payables	403,040	434,651
Dividends payable	3,299	3,406
Accrued expenses and other current liabilities	159,222	265,908
Income tax payable	11,411	14,309
Other taxes payable	81,841	117,695
Advances from affiliated companies	135,095	105,094
Total current liabilities	7,181,481	8,059,834
Convertible bonds due 2011	1,486,568	—
Deferred income	109,502	79,602
Total liabilities	8,777,551	8,139,436
Minority interests	36,900	413,181
Shareholders’ equity
Capital stock
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2006 and 2005)	303,388	303,388
Additional paid-in capital	2,325,690	2,325,690
Accumulated other comprehensive income	41,472	40,420
Dedicated capital	184,193	167,631
Capital reserve	120,000	120,000
Share option reserve	11,281	—
Retained earnings	2,779,889	3,182,559
Total shareholders’ equity	5,765,913	6,139,688
Total liabilities and shareholders’ equity	14,580,364	14,692,305
The accompanying notes are an integral part of these consolidated balance sheets.

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net (loss) income	(386,108)	(671,289)	1,214
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Deferred income tax	—	114,005	(74,450)
Depreciation of property, plant and equipment	601,045	399,744	365,638
Amortization of long-term land lease prepayments	4,058	3,886	2,369
Amortization of intangible assets	181,444	204,009	226,041
Amortization of deferred expenses	24,962	8,920	8,920
Minority interests in net loss of consolidated subsidiaries	(376,282)	(625,998)	(464,991)
Provision for doubtful debts and write off of bad debts	28,272	55,703	55,292
Write back of provision for doubtful debts	(76)	(7,459)	(1,000)
Provision for impairment of intangible assets	—	173,000	50,000
Provision for impairment of property, plant and equipment	29,160	48,299	10,000
Provision for impairment of investment in a jointly controlled entity	73,343	179,030	47,320
Provision for impairment of goodwill in a subsidiary	—	78,690	—
Write back of provision for inventories sold	(163,094)	(39,638)	(15,522)
Gain on disposal of property, plant and equipment	(3,055)	(341)	12,519
Write off of property, plant and equipment	8,251	—	—
Gain on disposal of a jointly controlled entity	—	(2,098)	—
Government grant recognized	(1,850)	(941)	—
Unrealized exchange gain	(69,259)	(40,829)	—
Equity in earnings of associated companies and jointly controlled entities, net	(149,320)	(48,995)	(126,261)
Amortisation of finance costs of convertible bonds	68,419	12,419	12,401
Write off of other non-current assets	1,798	—	—
Share option costs	11,281	—	—
Gain on disposal of an associate	(384)	—	—
Loss on disposal of an associate	709	—	—
Gain on buy back of convertible bonds due 2008	(10,733)	—	—

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
(Increase) decrease in operating assets:
Accounts receivable	(521,656)	(69,974)	32,858
Notes receivable	179,837	243,394	206,553
Notes receivable from affiliated companies	257,493	306,173	(117,968)
Due from affiliated companies	(191,724)	(79,804)	(10,157)
Inventories	(137,250)	569,524	(328,154)
Other receivables	75,113	7,278	50,625
Prepayments and other current assets	(85,876)	69,374	191,443
Increase (decrease) in operating liabilities:
Notes and accounts payable	1,487,870	(333,250)	(391,075)
Due to affiliated companies	363,459	171,871	(162,132)
Notes payable to affiliated companies	(36,804)	(47,070)	—
Customer advances	106,800	53,486	48,656
Other payables	25,566	43,423	(121,962)
Accrued expenses and other current liabilities	(106,686)	(8,277)	85,409
Import tariff and taxes payable	(143,155)	117,152	(306,000)
Net cash provided by (used in) operating activities	1,145,568	883,417	(712,414)
Cash flows from investing activities:
Capital expenditures	(304,152)	(558,028)	(999,058)
Proceeds from disposal of property, plant and equipment	3,314	9,487	18,204
Decrease (increase) in short-term bank deposits	437,045	(45,230)	661,994
Decrease (increase) in pledged short-term bank deposits	307,500	844,542	(512,607)
(Increase) decrease in advances to affiliated companies	(12,944)	(8,729)	204,030
Increase in long term investment	—	—	(4,138)
Increase in other long-term assets	—	—	(6,523)
Decrease (increase) in other non-current assets	1,719	12,866	(6,843)
Decrease (increase) in interests in associated companies and jointly controlled entities	—	11,517	(12,250)
Dividends received from associated companies and jointly controlled entities	81,000	72,000	15,103
Payment for acquisition of further interest in a subsidiary	—	—	(10,000)
Proceeds received from disposal of investment in associated companies	1,350	—	20,000
Advances to a joint venture partner of a non-wholly owned subsidiary	—	—	(97,156)
Net cash provided by (used in) investing activities	514,832	338,425	(729,244)

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	650,000	501,202	900,000
Repayment of short-term bank loans	(646,500)	(4,702)	(900,000)
Issuance of notes payable	4,530,000	7,934,900	12,405,435
Repayment of notes payable	(5,532,500)	(10,106,000)	(11,376,454)
Increase (decrease) in advances from affiliated companies	102,480	(9,434)	(2,161)
Dividends paid	—	(19,450)	(88,974)
Dividends paid to joint venture partners	—	—	(83,987)
Proceeds from issuance of convertible bonds due 2011	1,460,779	—	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds due 2011	(31,414)	—	—
Buy back and redemption of convertible bonds due 2008	(1,598,320)	—	—
Receipts of government grants	29,750	80,543	—
Net cash (used in) provided by financing activities	(1,035,725)	(1,622,941)	853,859
Net increase (decrease) in cash and cash equivalents	624,675	(401,099)	(587,799)
Cash and cash equivalents, beginning of year	843,400	1,244,499	1,832,298
Cash and cash equivalents, end of year	1,468,075	843,400	1,244,499
The accompanying notes are an integral part of these consolidated statements of cash flows.

Brilliance China Automotive Holdings Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2006, 2005 and 2004

	Common stock
				Accumulated
			Additional	other
			paid-in	comprehensive	Dedicated	Capital	Share option	Retained
	Number of	Amount	capital	income	capital	reserve	reserve	earnings	Total
	shares issued	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2003	3,668,390,900	303,388	2,325,690	39,179	112,168	120,000	—	3,985,882	6,886,307
Net income	—	—	—	—	—	—	—	1,214	1,214
Transfer to dedicated capital	—	—	—	—	46,184	—	—	(46,184)	—
Net unrealized gain on marketable equity securities	—	—	—	28,468	—	—	—	—	28,468
Dividends declared	—	—	—	—	—	—	—	(58,335)	(58,335)

Balance as of December 31, 2004	3,668,390,900	303,388	2,325,690	67,647	158,352	120,000	—	3,882,577	6,857,654
Net loss	—	—	—	—	—	—	—	(671,289)	(671,289)
Transfer to dedicated capital	—	—	—	—	9,279	—	—	(9,279)	—
Net unrealized loss on marketable equity securities	—	—	—	(27,227)	—	—	—	—	(27,227)
Dividends declared	—	—	—	—	—	—	—	(19,450)	(19,450)

Balance as of December 31, 2005	3,668,390,900	303,388	2,325,690	40,420	167,631	120,000	—	3,182,559	6,139,688
Net loss	—	—	—	—	—	—	—	(386,108)	(386,108)
Share option costs	—	—	—	—	—	—	11,281	—	11,281
Transfer to dedicated capital	—	—	—	—	16,562	—	—	(16,562)	—
Net unrealized gain on marketable equity securities	—	—	—	1,052	—	—	—	—	1,052

Balance as of December 31, 2006	3,668,390,900	303,388	2,325,690	41,472	184,193	120,000	11,281	2,779,889	5,765,913
The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
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
Details of the Company’s principal subsidiaries as of December 31, 2006 are as follows:

		Percentage of effective
		equity interest/voting
	Place of	right attributable to
	establishment/	the Company
Name	incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	100%	Manufacture and sale of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	—	75.5%	Trading of automotive components

Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	—	Financing

Brilliance China Finance Limited	British Virgin Islands	100%	—	Financing

Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines’ components

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	100%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	99%	Investment holding

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

		Percentage of effective
		equity interest/voting
	Place of	right attributable to
	establishment/	the Company
Name	incorporation	Directly	Indirectly	Principal activities
Shanghai Hidea Auto Design Co., Ltd	Shenyang, the PRC	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd	Shenyang, the PRC	49%	26.01%	Manufacture and sale of power train
Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.
For the years ended December 31, 2006, 2005 and 2004, approximately 8%, 26% and 29% of the consolidated revenue was generated from sales of goods to Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.
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
The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:
•	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “long-term land lease prepayments”, from property, plant and equipment in the statutory financial statements;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

•	Recognition of research and development expenditures as intangible assets and related amortization; and

•	Recognition of stock-based compensation.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
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
In 2004, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R addresses the consolidation of an entity whose equity holders either (a) have not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46R requires the consolidation of such an entity, known as a variable interest entity (“VIE”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is obligated to absorb a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residual returns, or both. FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist.
In connection with the adoption of FIN 46R, the Group has identified a supplier to which the Group had provided a guarantee of approximately RMB300 million, which expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2005. The Group made and continues to make exhaustive but so far unsuccessful efforts to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information. The Group’s maximum exposure to loss as a result of its involvement with this supplier is approximately RMB300 million, representing the guarantee to the supplier in the event of its liquidation. Except the above, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
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
Long-term land lease prepayments are amortized on a straight-line basis over the term of lease.
(f) Intangible assets
Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of 7 years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(j) Investment securities
The Group’s investment securities consist of marketable available-for-sale securities and investments in unlisted equity securities. Securities classified as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” are carried at fair value, with unrealized gains and losses, net of income taxes, recorded in the accumulated other comprehensive income (loss), a separate component of statement of changes in shareholders’ equity, until realized. The fair values of individual investments in marketable securities are determined based on market quotations. Gains or losses on securities sold are based on the specific identification method. Equity securities that are restricted for more than one year or not publicly traded are recorded at cost.
The Group periodically assesses whether its investments in non-marketable equity securities and available-for-sale securities are impaired and if any impairment is other than temporary. Factors considered in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, the Group’s ability and intent to hold the investment until recovery and overall economic conditions. A decline in value of these securities below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the securities to fair value establishing a new cost basis.
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
Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2006, 2005 and 2004.
Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2006, 2005 and 2004.
Xing Yuan Dong and Dongxing Automotive are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive was 16.5% for the years ended December 31, 2006, 2005 and 2004.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Ruian is 15%. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rates for Mianyang Ruian were 18%, 7.5% and 7.5% for the years ended December 31, 2006, 2005 and 2004, respectively.
Shenyang ChenFa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2005, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities and is confirmed by the local tax authority that it is exempted from state enterprise income tax for the two years starting from the first profitable year in 2004 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang ChenFa was 7.5% for the year ended December 31, 2006 and 0% for the years ended December 31, 2005 and 2004.
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
Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 12%.
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
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
Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2005 and 2004: same) first-to-occur limited warranty. The “Zhonghua” and “Junjie” sedans are sold with a 36-month or 60,000 kilometers (2005 and 2004: same) first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometres (2005 and 2004: same) first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.
The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. The reconciliation of the changes in the warranty obligation is as follows:

	2006	2005
	RMB’000	RMB’000
Balance as of January 1,	22,460	21,058
Accrual for warranties issued during the year	42,102	32,396
Settlement made during the year	(37,214)	(30,994)

Balance as of December 31,	27,348	22,460

(o) Advertising expenses
Advertising expenses are expended as incurred. For the years ended December 31, 2006, 2005 and 2004, advertising expenses of approximately RMB250.1 million, RMB177.0 million and RMB206.9 million, respectively, have been charged to selling, general and administrative expenses.
(p) Research and development expenses
Research and development expenses are expended as incurred. For the years ended December 31, 2006, 2005 and 2004, research and development expenses of approximately RMB214.0 million, RMB235.2 million and RMB479.9 million, respectively, have been charged to selling, general and administrative expenses.
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
(r) Stock-based compensation
The Company sponsors several stock-based compensation plans pursuant to which non-qualified stock options and restricted stock awards are granted to eligible employees. These plans are described more fully in Note 23.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Through the year ended December 31, 2005, the Company followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”), and, accordingly, accounted for awards under these plans pursuant to the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) and related Interpretations, as permitted by SFAS 123. Under APB 25, compensation expense was recognized in the financial statements relating to awards of stock. However, no compensation expense was recorded in the financial statements for stock option grants, as all options have been granted with an exercise price equal to the market value of the underlying common stock on the date of grant.
Effective from January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payments”, (“SFAS 123R”) using the modified prospective transition method. SFAS 123R revises SFAS 123, supersedes APB 25 and amends SFAS No. 95, “Statement of Cash Flows”. Under the modified prospective transition method, compensation expense is recognized in the financial statements on a prospective basis for (a) all share-based payments granted prior to, but not vested as of January 1, 2006, based upon the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) share-based payments granted on or subsequent to January 1, 2006, based upon the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The grant-date fair value of awards expected to vest is expensed on a straight-line basis over the vesting period of the related awards. Under the modified prospective transition method, results for prior periods are not restated.
Details of share options granted by the Company and their fair value are set out in Note 23.
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
A reconciliation of the net (loss) income used in the calculation of basic and diluted (loss) earnings per share/ADS is as follows:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Net (loss) income for the year	(386,108)	(671,289)	1,214

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted (loss) earnings per share is as follows:

	Year ended December 31,
	2006	2005	2004
Weighted average number of shares of common stock used in calculation of basic (loss) earnings per share	3,668,390,900	3,668,390,900	3,668,390,900
Dilutive effect of stock options	—	—	15,405,068

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per share	3,668,390,900	3,668,390,900	3,683,795,968

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
As the Company was in loss position for 2006, 733,674,602 and 38,550,000 potentially dilutive stocks for the year ended December 31, 2006 from conversion of the convertible bonds and outstanding share options respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
As the Company was in loss position for 2005, 336,956,522 and 6,258,959 potentially dilutive stocks for the year ended December 31, 2005 from conversion of the convertible bonds and outstanding share options respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2004 was based on weighted average number of common stocks/ADSs outstanding plus the weighted average number of shares/ADSs deemed to be issued as if all outstanding share options granted had been exercised.
For the year ended December 31, 2004, 336,956,522 potentially dilutive stocks from conversion of the convertible bonds were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.
A reconciliation of the weighted average number of ADSs for calculation of basic and diluted (loss) earnings per ADS is as follows:

	Year ended December 31,
	2006	2005	2004
Weighted average number of ADSs used in calculation of basic (loss) earnings per ADS	36,683,909	36,683,909	36,683,909
Dilutive effect of stock options	—	—	154,051

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per ADS	36,683,909	36,683,909	36,837,960

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
(u) Comprehensive income
SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
foreign currency translation adjustments. The Group has disclosed comprehensive income, which encompasses net (loss) income in the statement of income and other comprehensive income.
(v) Convertible bonds
Convertible bonds issued at par are stated in the balance sheet at face value plus accreted redemption premium which is calculated based on the outstanding principal of the convertible bonds using effective interest method so that the carrying value of the bonds equals to the redemption price on the redemption date. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.
(w) Guarantees
Guarantee issued by the Group is initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. As of December 31, 2006 and 2005, the fair values of the guarantees the Group entered into after December 31, 2002 are not material to the Group’s financial position. Please refer to Notes 3(n) and 21(c) for details.
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
(z) Other new accounting pronouncements
In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. The Group does not expect the adoption of FIN 48 will have a material impact on its financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, the FASB having

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group does not expect the adoption of SFAS 157 will have a material impact on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Group on January 1, 2008. The Group does not expect the adoption of SFAS 159 will have a material impact on its financial statements.
4. SUBSIDY INCOME
During the year, the Company’s subsidiaries were granted government subsidies of RMB73,210,000. All of the approved subsidies were received by the Group during the year. For the years ended December 31, 2006, 2005 and 2004, government subsidies of RMB50,176,000, RMB3,139,000 and RMB1,815,000 were recorded as income respectively.
5. INCOME TAXES
For the years ended December 31, 2006, 2005 and 2004, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).
The amount of (provision) benefit for income taxes in the consolidated statement of income represents:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Current taxation	(47,879)	12,121	(11,340)
Deferred taxation	—	(114,005)	74,450

	(47,879)	(101,884)	63,110

The reconciliation of the Group’s effective income tax rate, based on (loss) income before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31,
	2006	2005	2004
	%	%	%
Average statutory tax rate (including state and local income tax)	5.17	10.25	17.44
Effect of statutory tax holiday	5.87	3.07	15.44
Effect of non-deductible expenses	(7.02)	(2.62)	(5.38)
Effect of valuation allowances	(8.77)	(22.93)	(15.06)
Others, not individually significant	(1.95)	3.71	(0.46)

Effective tax rate	(6.70)	(8.52)	11.98

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of (loss) income before taxes and the applicable statutory tax rate of each subsidiary.
Components of deferred tax assets were as follows:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Deferred tax asset:
Research and development costs	62,008	57,519
Provisions and accruals	56,893	46,488
Provision for impairment of property, plant and equipment	7,541	7,619
Amortization and provision for impairment of intangible assets	116,737	102,436
Tax losses carry forward	209,905	185,868

	453,084	399,930
Valuation allowance (Note)	(453,084)	(399,930)

Net deferred tax assets	—	—

Note: At December 31, 2006, valuation allowances of approximately RMB209.9 million (2005: RMB185.9 million) and RMB243.2 million (2005: RMB214 million) were made for deferred tax assets recognized in respect of the unused tax losses and deductible temporary differences because it is more likely than not that the tax benefit will not be realized in the foreseeable future. The net change in valuation allowances for the year ended December 31, 2006 of approximately RMB53.2 million (2005: RMB297.4 million) represented valuation allowances provision of approximately RMBNil million (2005: RMB114 million) made for deferred tax assets previously recognized with reference to a forecast of taxable profits of a subsidiary for next five years and the increase in deferred tax assets of approximately RMB53.2 million (2005: RMB183.4 million). The temporary differences do not expire under current legislation but the unrecognized tax losses of RMB565.9 million (2005: RMB565.9 million), RMB610.2 million (2005: RMB673.2 million) and RMB223.2 million will expire in 2009, 2010 and 2011 respectively.
6. PLEDGED SHORT-TERM BANK DEPOSITS
As of December 31, 2006 and 2005, approximately RMB1,625.1 million and RMB1,932.6 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and bank guaranteed notes issued (Notes 19 and 21).
7. ACCOUNTS RECEIVABLE, NET
Accounts receivable consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Accounts receivable	694,981	173,325
Less: Allowance for doubtful debts	(62,823)	(48,367)

	632,158	124,958

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Movements of allowance for doubtful debts during the years ended December 31, 2006 and 2005 were:

	2006	2005
	RMB’000	RMB’000
Balance as of January 1,	48,367	47,718
Additional provision	14,456	1,177
Write-back of provision	—	(528)

Balance as of December 31,	62,823	48,367

8. NOTES RECEIVABLE
Notes receivable are primarily notes received from customers for settlement of accounts receivable balances. As of December 31, 2006 and 2005, all notes receivable were guaranteed by established banks in the PRC with maturities of less than six months. The fair value of the notes receivable approximated their carrying value. Approximately RMB233 million (2005: RMB238 million) of the notes receivable were pledged for the issuance of notes payable (Note 19).
9. OTHER RECEIVABLES
Included in other receivables as of December 31, 2006 and 2005 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 16.
10. INVENTORIES, NET
Inventories consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Raw materials	598,970	564,596
Work-in-progress	174,328	64,025
Finished goods	573,545	418,197

	1,346,843	1,046,818

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
11. PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM LAND LEASE PREPAYMENTS
Property, plant and equipment consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Buildings	1,238,713	1,260,101
Machineries and equipment	4,439,080	4,136,064
Motor vehicles	116,133	117,497
Furniture, fixtures and office equipment	423,321	382,017
Construction-in-progress	233,104	454,591

	6,450,351	6,350,270
Less: Accumulated provision for impairment losses	(125,028)	(95,868)

	6,325,323	6,254,402
Less: Accumulated depreciation	(2,460,113)	(1,891,640)

Net book value	3,865,210	4,362,762

(a)	During the years ended December 31, 2006, 2005 and 2004, capitalized interest expenses amounted to approximately RMB6.8 million, RMB23.9 million and RMB 18.4 million, respectively.

(b)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment at their net book value to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of 2006 financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB411,440,073, RMB308,283,000 and RMB196,125,000 have been accrued as of December 31, 2006, 2005 and 2004, respectively.

(c)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2006 and 2005, the net book value of the buildings, amounting to approximately RMB134,348,000 and RMB142,556,000, respectively, were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2006, amounting to approximately RMB113,343,000 (2005: RMB74,605,000), was treated as financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB61,030,000 (2005: RMB99,768,000) will be received from BMW Brilliance and will be accounted for as additional financing.

(d)	As a result of the retirement from use and the change in use — from production to rental — of certain property, plant and equipment of the Group’s minibus and automotive components segment, the Group assessed the recoverability of the carrying value of these long-lived assets, which resulted in impairment losses of approximately RMB29.1 million, RMB48.3 million and RMB10.0 million for the years ended December 31, 2006, 2005 and 2004 respectively. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for the years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
12. INTANGIBLE ASSETS

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Cost
Beginning of year	1,521,722	1,512,342
Additions	17,611	9,380

End of year	1,539,333	1,521,722

Accumulated amortization
Beginning of year	(713,911)	(509,902)
Amortization for the year	(181,444)	(204,009)

End of year	(895,355)	(713,911)

Accumulated impairment
Beginning of year	(223,000)	(50,000)
Impairment loss provision for the year	—	(173,000)

End of year	(223,000)	(223,000)

Net book value
End of year	420,978	584,811

Beginning of year	584,811	952,440

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
(b)	Components and parts technology rights, which include rights, titles and interests in the design of the components and spare parts for Zhonghua sedans contributed by JinBei, as capital into Shenyang Automobile in 2003.
Since the operations in the manufacture and sale of Zhonghua sedans had resulted in a loss in 2006, the Group critically assessed the future economic benefit of the intangible assets and property, plant and equipment in relation to Zhonghua sedans by assessing the net cash inflow that the manufacture and sale of Zhonghua sedans will bring to the Group in the future. For the year ended December 31, 2006, no impairment loss (2005: RMB173 million) was provided for assets related to Zhonghua sedans.
For each of the five years ending December 31, 2010, the estimated amortization expense of the intangible assets in existence as of December 31, 2006 will be approximately RMB177.8 million.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
13. INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
Interests in associated companies and jointly controlled entities as of December 31, 2006 consisted of:

		Percentage of effective
		equity interest held
	Place of	indirectly by the
Name of company	establishment	Company	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) (Note 1)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd. (‘Shenyang JinBei Vehicle”)	Shenyang, the PRC	48%	Manufacture and sale of automotive components

Jointly controlled entities:

Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”) (Note 2)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance	Shenyang, the PRC	49.5%	Manufacture and sale of BMW sedans

Notes:

(1)	On September 29, 2005, the Group entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB 50 million. The disposal is yet to be completed as at the date of these financial statements.

(2)	On August 7, 2006, the Group entered into an agreement with an independent third party to dispose 3.5% of the Group’s interest in Mianyang Xinchen for a cash consideration of approximately RMB16.4 million. The disposal is yet to be completed as at the date of these financial statements.

(3)	During the year ended December 31, 2006, the Group disposed of two associates, Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing FuHua”)and Chongqing Baosheng Automotive Sale and Service Co., Ltd. (“Chongqing Baosheng”) to affiliated companies of Shanghai Shenhua and other third parties for a consideration of approximately RMB9 million and RMB4.5 million respectively.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
The carrying values of interests in associated companies and jointly controlled entities are:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Interests in associated companies:
Shenyang Aerospace	357,893	349,401
Chongqing FuHua	—	9,709
Chongqing Baosheng	—	4,116
Shenyang JinBei Vehicle	14,087	—

	371,980	363,226

Interests in jointly controlled entities:
Mianyang Xinchen	304,462	311,102
Xinguang Brilliance	28,523	244,890
BMW Brilliance	708,170	601,478

	1,041,155	1,157,470

	1,413,135	1,520,696

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

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	—	73,343

	123,393	196,736

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
The changes in the carrying amount of equity-method goodwill for the year ended December 31, 2006, are as follows:

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2006	164,753	31,983	196,736
Impairment losses	(73,343)	—	(73,343)

Balance as of December 31, 2006	91,410	31,983	123,393

At of December 31, 2006, the Group recorded an impairment charge of RMB73.3 million (2005: RMB179.0 million) for equity method goodwill associated with its minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of the equity method investments was estimated using the expected present value of future cash flows.
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2006 and 2005 were:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	50,183	28,386
Chongqing FuHua	—	192
Chongqing Baosheng	—	477
Shenyeng JinBei Vehicle	(265)	—

	49,918	29,055

Jointly controlled entities:
Mianyang Xinchen	(414)	1,978
Xinguang Brilliance	(80,219)	(13,296)
BMW Brilliance	106,692	31,582
Shanghai Kowin Automobile Company Co., Ltd.	—	(324)

	26,059	19,940

	75,977	48,995

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Combined financial information of the associated companies is summarized as follows:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Revenue	2,113,735	1,807,849
Profit before taxation, net	209,438	147,361
Net income	187,388	131,955

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Current assets	889,889	908,750
Non-current assets	1,906,025	2,020,235

Total assets	2,795,914	2,928,985

Current liabilities	(634,616)	(940,641)
Long-term liabilities	(580,000)	(470,967)

Total liabilities	(1,214,616)	(1,411,608)

Total shareholders’ equity	1,581,298	1,517,377

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Combined financial information of the jointly controlled entities is summarized as follows:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
Revenue	8,953,086	6,597,047
Profit before taxation, net	159,091	23,277
Net income	197,063	23,277

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Current assets	6,051,057	3,983,194
Non-current assets	2,101,276	1,727,924

Total assets	8,152,333	5,711,118

Current liabilities	(5,530,655)	(3,579,826)
Long-term liabilities	(700,979)	(420,000)

Total liabilities	(6,231,634)	(3,999,826)

Total shareholders’ equity	1,920,699	1,711,292

14. INVESTMENT SECURITIES
The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sale securities are as follows:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Available-for-sale securities at cost	17,305	17,305
Gross unrealized gain	29,520	28,468
Gross unrealized loss	(27,227)	(27,227)

	19,598	18,546
Unlisted securities at cost	4,138	4,138

	23,736	22,684

The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB2.3 million and RMB1.2 million as of December 31, 2006 and 2005, respectively. At December 31, 2006, the Group determined that the decline in value of securities with unrealized losses shown in the above table is not other-than-temporary in nature.
Investments with an aggregate cost of RMB4.1 million (2005: RMB4.1 million) were not evaluated for impairment because (a) the Group did not estimate the fair value of those investments in accordance with

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
paragraphs 14 and 15 of SFAS No. 107 and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.
15. GOODWILL
The carrying amount of goodwill of RMB339,710,000 (2005: RMB339,710,000) was associated with the manufacture and sale of minibuses and automotive components operations.
During the year ended December 31, 2006, no impairment loss was recognized in respect of goodwill. During the year ended December 31, 2005, the Group recorded an impairment charge of RMB79 million for goodwill associated with its manufacture and sale of minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of that reporting unit was estimated using the expected present value of future cash flows.
16. PREPAYMENT FOR A LONG-TERM INVESTMENT
On December 29, 2003, SJAI (a 99% indirectly-owned subsidiary of the Company) and SXID (an indirect wholly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 24.38% and SXI is interested in 8.97% of the equity interest in JinBei, a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the respective financial position of SAIAM and SXI.
Although the acquisitions have been approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government and State-owned Assets Supervision and Administration Commission of the State Council of the PRC, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under the Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the equity interests of JinBei.
As at December 31, 2006 and 2005, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment by the Group. The directors have assessed the fair value of the underlying shares in JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
17. DEFERRED EXPENSES

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds due 2008 (Note 18(a))	44,599	44,599
Amortization	(40,623)	(19,326)
Buy back / redemption	(3,976)	—

	—	25,273
Direct expenses incurred in connection with the issuance of convertible bonds due 2011 (Note 18(b))	31,414	—
Amortization	(3,665)	—

	27,749	25,273

Non-current portion	21,466	16,353
Current portion	6,283	8,920

	27,749	25,273

18. CONVERTIBLE BONDS
(a) Convertible bonds due 2008

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	1,654,300
Accreted redemption premium	35,270	26,008
Buy back	(673,847)	—
Redemption	(939,351)	—
Exchange gain	(76,372)	(40,758)

	—	1,639,550

On November 28, 2003, the Company, through its wholly-owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million at the time of issue). The convertible bonds due 2008 are listed on the Luxembourg Stock Exchange.
The convertible bonds due 2008 are convertible into fully paid common stocks of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share and the total potential number of shares was 336,956,522, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the convertible bonds due 2008 have previously been redeemed or matured.
(i)	The convertible bonds due 2008 will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
amount of the convertible bonds due 2008 is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares of the Company on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the convertible bonds due 2008 has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the convertible bonds due 2008 will be redeemed at 100% of their outstanding principal amount on November 28, 2008.

(ii)	All or some of the convertible bonds due 2008 may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The convertible bonds due 2008 may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The convertible bonds due 2008 may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted to trading on the SEHK.
During the year end December 31, 2006, the Group, through its agent, entered into transactions to buy back the convertible bonds due 2008 with par value and carrying amount of US$82,790,000 (equivalent to approximately RMB660,576,000) and US$84,453,000 (equivalent to approximately RMB673,847,000) respectively. Total consideration for the buy back was US$82,590,000 (equivalent to approximately RMB658,969,000). The remaining outstanding convertible bonds due 2008 with par value and carrying amount of US$117,210,000 (equivalent to approximately RMB918,520,000) and US$119,868,000 (equivalent to approximately RMB939,351,000) respectively have been redeemed by the Group at a consideration of US$119,868,000 (equivalent to approximately RMB939,351,000).
As a result of the buy back transactions, the Group recorded a gain of approximately RMB11 million during the year ended December 31, 2006.
(b) Convertible bonds due 2011

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Convertible bonds issued at par	1,460,779	—
Accreted redemption premium	59,157	—
Exchange gain	(33,368)	—

	1,486,568	—

On June 7, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds due 2011 with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million at the time of issue). The convertible bonds due 2011 are listed on the Singapore Exchange Securities Trading Limited.
The convertible bonds due 2011 are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after July 6, 2006, and up to and including May 8, 2011, unless the convertible bonds due 2011 have previously been redeemed or matured.
Conversion price reset
If the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being March 10, 2007 and March 10, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
adjustment to the conversion price in no event shall be less than 68% (for the March 10, 2007 reset date) and 75% (for the March 10, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds due 2011 could be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The convertible bonds due 2011 will mature on June 7, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds due 2011 is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds due 2011 plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after June 7, 2008 and prior to June 7, 2009, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds due 2011 divided by the conversion price);
(ii)	on or at any time after June 7, 2009 and prior to May 8, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or
(iii)	at any time, if more than 90% in principal amount of the convertible bonds due 2011 has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds due 2011 will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011.
The convertible bonds due 2011 may be redeemed in whole but not in part at the option of the relevant holder on June 7, 2009 at 122.926% of their principal amount. The convertible bonds due 2011 may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading on the SEHK.
As of December 31, 2006, none of the convertible bonds due 2011 had been converted into common stock of the Company.
19. NOTES PAYABLE
As of December 31, 2006, approximately RMB1,700 million (2005: RMB2,703 million) of notes payable had effective interest rates of 3% to 4%, the remaining RMB442 million (2005: RMB324 million) of notes payable were interest free. All notes payable were guaranteed by banks, repayable within one year, secured by short-term bank deposits of approximately RMB1,207 million (2005: RMB1,450 million) and bank guaranteed notes received from third parties and affiliated companies of approximately RMB233 million (2005: RMB238 million).

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
20. TAXES PAYABLE
Taxes payable consist of:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Income tax payable	11,411	14,309

VAT payable	10,651	47,087
Others	71,190	70,608

Other taxes payable	81,841	117,695

	93,252	132,004

21. COMMITMENTS AND CONTINGENCIES
(a) Commitments
As of December 31, 2006, the Group had approximately RMB1,190.6 million in outstanding capital and purchases commitments of which certain items are denominated in Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, purchase of equipment, and others amounting to approximately RMB186.3 million and authorized but not contracted for capital commitment amounting to approximately RMB1,004.3 million.
As of December 31, 2006, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

Operating
lease
RMB’000
Within one year	18,943
One to two years	13,566
Two to three years	7,008
Three to four years	4,053
Four to five years	4,053
Over five years	40,526

Total minimum lease payments	88,149

(b) Operating lease income
Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 25(f)). The lease terms are generally 180 months.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held as investments in operating leases was RMB4.4 million and RMB4.2 million for the years ended December 31, 2006 and 2005, respectively.
Investments in operating leases are as follows:

As of December 31,
2006
RMB’000
Buildings	97,358
Accumulated depreciation	(15,161)

Net investment in operating leases	82,197

Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31,
2006
RMB’000
Within one year	19,611
One to two years	14,174
Two to three years	14,174
Three to four years	14,174
Four to five years	14,175
Over five years	90,952

Total	167,260

There were no contingent rentals under the respective lease contracts.
(c) Contingent liabilities
(i)	As of December 31, 2006, the Group had provided the following guarantees:
(1)	Corporate guarantees of approximately RMB120 million (2005: RMB120 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2006, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB120 million (2005: RMB120 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2006. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2006.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(2)	A joint and several proportional corporate guarantee with a shareholder of Shenyang Aerospace on a long-term bank loan of approximately RMBNil million (2005: RMB111 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the Group and a shareholder of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the Group and the shareholder are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee.

(3)	Corporate guarantees of bank loans amounting to RMB295 million (2005: RMB295 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2006, drawn by JinBei. Bank deposits of RMB312 million (2005: RMB311 million) were pledged as collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2006.
(ii)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

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

There has been no material progress in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the action.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
22. CAPITAL STOCK

	As of December 31,
	2006		2005		2004
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
	’000	’000	’000	’000	’000	’000
Authorized:
Common stock of US$0.01 each (Note)	5,000,000	US$50,000	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388	3,668,391	RMB303,388	3,668,391	RMB303,388

Note: At a special general meeting held on February 12, 2007, shareholders of the Company approved the increase of the authorized share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.
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
On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under the scheme from 2004 to 2006.

No. of share options
’000
As of January 1, 2005
Granted	14,490
Exercised	—
Cancelled/lapsed	(11,690)

As of December 31, 2005	2,800
Granted	—
Exercised	—
Cancelled/lapsed	—

As of December 31, 2006	2,800

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
New share option scheme approved in 2002
On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme came into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted under the original share option scheme in 2001 will not be affected. Pursuant to the New Scheme, the Company’s board of directors may grant options to the participants (include the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:
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

(c)	the nominal value of the common stock.
Movements of outstanding share options granted under the New Scheme during the year are as follows:

	No. of share options
	2006	2005
	’000	’000
Granted during the year and as at 31st December,	35,750	—

The options under the New Scheme were granted for a nominal consideration of HK$1 per person. Each of the outstanding share options under the New Scheme entitles the holder to subscribe for one ordinary share of the Company at HK$1.32, exercisable from December 28, 2006 to December 27, 2016.
In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant.
The fair value of the share options granted during the year is HK$11,221,493 (equivalent to approximately RMB11,281,000), which was calculated using the Black-Scholes option pricing model and recognised as expenses in the statement of income. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural consideration. Due to the restriction on the transferability of the share options, the option holders tend to early exercise the options on hand. Therefore, management considers it is appropriate to assume that the option holders will exercise their options earlier as it is the only way for them to realise their option value. Such expected time of exercise constitutes the expected tenors of the options, which are adopted in the calculation of the fair value of the options. The expected tenors for options held by the directors and other employees are two years and one year respectively. Expected volatility is based on the historical price volatility over the past 260 days.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Call Option Agreements
On December 18, 2002, Huachen entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (“the Foundation”) to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interests in the Company. Completion of the Principal Agreement took place upon signing.
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
The call options lapsed on August 6, 2006 and none of them was exercised during the year ended December 31, 2006.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
24. DISTRIBUTION OF PROFIT
As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2006, 2005 and 2004, the subsidiaries of the Company appropriated approximately RMB16.6 million, RMB9.3 million and RMB46.2 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2006, 2005 and 2004.
The Group’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB159.5 million and RMB107.20 million as of December 31, 2006 and 2005, respectively.
Dividends declared by the Company during 2006 and 2005 consisted of:

	Year ended December 31,
	2006	2005
	RMB’000	RMB’000
2005 and 2004 final dividends of HK$Nil and HK$0.005 per share, respectively	—	19,450

On April 20, 2007 the directors of the Company did not recommend the payment of any dividend for the year 2006.
25. RELATED PARTY TRANSACTIONS
(a) Name and relationship

Name	Relationship
JinBei	A shareholder of Shenyang Automotive
Shanghai Shenhua	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(b)	Amounts due from affiliated companies consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Due from related parties:
— Shanghai Shenhua and its affiliated companies	431,310	276,763
— Affiliated companies of JinBei	93,446	62,877
— Affiliated companies of BHL	55,040	54,222
— Jointly controlled entities	21,470	13,380
— An associated company	—	1,505
— BMW Brilliance
— Accounts receivables	247,564	192,185
— Consideration receivable arising from the disposal of machinery and equipment (note (i))	134,527	269,003
Dividend receivable from a jointly controlled entity	76,173	—
Dividend receivable from an associate	21,000	—
Less: Provision for doubtful debts	(29,720)	(29,720)

	1,050,810	840,215

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(b)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment term.

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	16,620	9,446
— Shanghai Shenhua	63,750	328,482
— Associated companies and jointly controlled entities	1,107	1,042

	81,477	338,970

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	680,943	465,023
— Affiliated companies of Shanghai Shenhua	10,719	4,191
— Affiliated companies of JinBei	281,721	142,438
— Affiliated companies of BHL	—	22,025
— Other affiliated companies	9,910	130

	983,293	633,807

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment term.
(e)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Notes payable to related parties:
— Affiliated companies of BHL	—	43,462
— An affiliated company of JinBei	7,249	8,139
— Associated companies and jointly controlled entities	30,039	22,491

	37,288	74,092

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(f)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of the following:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	178,414	69,432	38,127
— Shanghai Shenhua and its affiliated companies	1,052,689	1,469,402	1,895,881
— Associated companies and jointly controlled entities	186,146	71,005	205,849

	1,417,249	1,609,839	2,139,857

Purchase of goods:
— JinBei and its affiliated companies	895,457	383,808	764,311
— Shanghai Shenhua and its affiliated companies	16,668	85,354	214,467
— Affiliated companies of BHL	117,336	66,441	89,690
— Associated companies and jointly controlled entities	942,878	524,221	898,914
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	—	342
— Affiliated companies of the joint venture partner of Xinguang Brilliance	68	761	—
— Shareholders of Shenyang Aerospace	90,505	1,987	39,019
Subcontracting charges to a jointly controlled entity	254,479	112,160	178,685

	2,317,391	1,174,732	2,185,428

Consideration paid to the joint venture partner of Ningbo Yuming for acquisition of further interests in Ningbo Yuming	—	—	10,000
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	—	6,940
Finance charge to a jointly controlled entity	16,748	17,329	17,850
Operating lease rental on land and buildings charged by:
— A jointly controlled entity	908	2,206	12,840
— Shanghai Shenhua and its affiliated companies	1,148	—	—
— JinBei and its affiliated companies	60	—	—
Mould testing income from a jointly controlled entity	4,320	—	—
Operating lease rental from a jointly controlled entity	34,863	15,078	15,364
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	—	—	4,407
— A jointly controlled entity	80,332	263	1,105
Purchase of machinery from affiliated companies of JinBei	—	—	58,089
Service income from a jointly controlled entity	35,067	43,671	—
The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors. Other significant transactions with affiliated companies consisted of:

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
i. Trademark license
Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.
ii. Guarantees provided to affiliated companies
Please refer to Note 21 (c) (i) for details of the guarantees provided to affiliated companies.
(g)	Advances to affiliated companies consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	6,553	7,226
—Affiliated companies of BHL	15,273	15,273
— Shanghai Shenhua and its affiliated companies	14,044	9,045
—JinBei and its affiliated companies	23,740	16,185
— Other affiliated companies	689	452

	60,299	48,181
Less: provision for doubtful debts	(2,214)	(9,250)

	58,085	38,931

Advances to affiliated companies are unsecured, non-interest bearing and with no fixed repayment term except for an unsecured advance to JinBei of RMB5 million which is interest-bearing at 5.4% per annum and has 6 months repayment term (2005: advances to affiliated companies were unsecured, non-interest bearing and with no fixed repayment term).
In July 2006, the Group advanced a sum of RMB150 million to an affiliated company of JinBei, which was fully repaid within the same month.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(h)	Advances from affiliated companies consisted of the following:

	As of December 31,
	2006	2005
	RMB’000	RMB’000
Advances from related parties:
— Associated companies and jointly controlled entities	1,279	607
—BHL and its affiliated companies	12,728	28,558
— Affiliated companies of Shanghai Shenhua	820	236
—JinBei and its affiliated companies	6,925	1,088
— Financing received from BMW Brilliance (Note 11(c))	113,343	74,605

	135,095	105,094

Save for the financing received from BMW Brilliance as detailed in Note 11(c), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
26. RETIREMENT PLAN AND EMPLOYEES’ BENEFIT
As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 19% to 23% of the basic salary costs of their staff for 2006 (2005: 20%; 2004: 20% to 23.5%) payable to Labor and Social Security Bureaus of the PRC government. The retirement plan contributions payable for the years ended December 31, 2006, 2005 and 2004 were approximately RMB36.1 million, RMB33.1 million and RMB37.5 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB32.7 million, RMB29.6 million and RMB35 million for the years ended December 31, 2006, 2005 and 2004, respectively, were calculated at a certain percentage (approximately 15.4% to 25.4% in 2006, 15.4% to 25.4% in 2005 and 14.8% to 23.4% in 2004) of the employees’ basic salaries.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated statement of income represents contributions payable by the Group to the fund. During the years ended December 31, 2006, 2005 and 2004, contributions amounting to approximately HK$89,000, HK$122,000 and HK$147,000, respectively, were made.
27. EXECUTIVE BONUS PLAN
Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the years ended December 31, 2006, 2005 and 2004 , no performance bonus was allocated.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
28. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2006: RMB6,766,000; 2005: RMB 23,875,000; 2004: RMB18,369,000)	92,744	111,303	154,041
Income taxes	39,240	33,975	127,538
During the years ended December 31, 2006, 2005 and 2004, major non-cash transactions included:
During the year ended December 31, 2006, the Group entered into an agreement with an affiliated company to offset accounts receivable from the affiliated company with the Group’s accounts payable to that affiliated company of approximately RMB86 million.
29. OTHER SUPPLEMENTAL INFORMATION
The following items are charged (credited) to the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Import tariffs	31,616	15,224	56,857
Research and development costs	214,021	235,177	479,928
Foreign exchange (gains) losses, net	(32,955)	(21,487)	6,044
Provision for impairments of property, plant and equipment	29,160	48,299	10,000
Provision for doubtful debts and write off of bad debts	28,272	55,703	55,292
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
The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Group had one customer and its affiliates (see Note 25(f)) that accounted for more than 10% of revenues. The Group reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Business segments — 2006

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	5,533,953	5,190,129	—	10,724,082
Elimination of intersegment revenues	(239,328)	—	—	(239,328)

Revenues from external customers	5,294,625	5,190,129	—	10,484,754

Segment income (loss) before taxation and minority interests	145,602	(830,404)	106,692	(578,110)

Unallocated amounts
— corporate expenses				(50,138)
—interest income less interest expenses				(86,263)

Income before taxation and minority interests				(714,511)

Segment assets as of December 31, 2006	6,237,217	5,274,223	708,170	12,219,610

Unallocated amounts — corporate assets				2,360,754

Total assets as of December 31, 2006				14,580,364

Other disclosures:
Depreciation of fixed assets	223,233	377,812	—	601,045
Amortization of long-term land lease prepayments	2,485	1,573	—	4,058
Amortization on intangible assets	2,603	178,841	—	181,444
Impairment of equity method goodwill (Note 13)	73,343	—	—	73,343
Capital expenditure	106,130	144,935	—	251,065
Equity in earnings of associated companies and jointly controlled entities	(7,556)	50,184	106,692	149,320
Equity method goodwill (Note 13)	91,410	31,983	—	123,393
Goodwill (Note 15)	339,710	—	—	339,710

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
Business segments — 2005

	Manufacture and
	sale of	Manufacture and
	minibuses and	sale of
	automotive	Zhonghua	Manufacture and
	components	sedans	sale of BMW	Total
	RMB’000	RMB’000	sedans	RMB’000
	(Restated)	(Restated)	RMB’000	(Restated)
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)

Revenues from external customers	4,605,850	863,140	—	5,468,990

Segment (loss) income before taxation and minority interests	(75,047)	(970,603)	32,250	(1,013,400)

Unallocated amounts
— corporate expenses				(59,837)
— interest income less interest expenses				(122,165)

Income before taxation and minority interests				(1,195,402)

Segment assets as of December 31, 2005	6,995,223	4,630,005	615,304	12,240,532

Unallocated amounts — corporate assets				2,451,773

Total assets as of December 31, 2005				14,692,305

Other disclosures:
Depreciation of fixed assets	245,598	154,146	—	399,744
Amortization of long-term land lease prepayments	2,848	1,038	—	3,886
Amortization on intangible assets	4,746	199,263	—	204,009
Impairment of equity method goodwill (Note 13)	179,030	—	—	179,030
Impairment of goodwill in a subsidiary (Note 15)	78,690	—	—	78,690
Capital expenditure	165,225	420,447	—	585,672
Equity in earnings of associated companies and jointly controlled entities	(11,642)	28,387	32,250	48,995
Equity method goodwill (Note 13)	164,753	31,983	—	196,736
Goodwill (Note 15)	339,710	—	—	339,710

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
31. ACCUMULATED OTHER COMPREHENSIVE INCOME
SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income consists primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments.

	Unrealized gain
	(loss) on		Accumulative
	marketable	Foreign currency	other
	available-for-sale	translation	comprehensive
	securities	adjustments	income
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2005	28,468	39,179	67,647
Current year change	(27,227)	—	(27,227)

Balance as of December 31, 2005	1,241	39,179	40,420
Current year change	1,052	—	1,052

Balance as of December 31, 2006	2,293	39,179	41,472

32. COMPARATIVE FIGURES
Certain comparative figures in previous years have been reclassified to conform to the fiscal 2006 presentation.
33. APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors on April 20, 2007.