Form 20-F
period 2007-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2008-06-27
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007

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
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value US$0.01 per share

Title of Class
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:
3,669,765,900 Ordinary Shares, par value US$0.01 per share
2,103,661 American Depositary Shares, each representing 100 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

CURRENCY TRANSLATION
     Unless otherwise specified, all references in this annual report to “U.S. dollars” or “US$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of China; all references to “H.K. dollars” or “HK$” are to Hong Kong dollars, which is the legal tender currency of Hong Kong and all references to “Euro” and “Euros” are to the legal tender currency of the European Monetary Union. On December 31, 2007, the noon buying rates in New York City for cable transfers of Renminbi, Hong Kong dollars and Euros, as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Rmb 7.2946, US$1.00 = HK$7.7984 and Euro 1.00 = US$1.4603. Unless otherwise specified, translations of amounts from Renminbi, Hong Kong dollars and Euros to U.S. dollars for the convenience of the reader have been made at those rates. No representation is made that the Renminbi, Hong Kong dollar or Euro amounts could have been, or could be converted into U.S. dollars at those rates or at any other rates. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
Historical Financial Information of Brilliance China Automotive
     The following table presents the selected consolidated financial information of Brilliance China Automotive and its subsidiaries as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, which have been derived from our audited consolidated financial statements. The selected financial information for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007 should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements, prepared in accordance with U.S. GAAP, included elsewhere in this annual report, the accompanying notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The financial statements and footnotes for the years ended December 31, 2003 and 2004 and as of December 31, 2003, 2004 and 2005 are not included in this annual report.

(Amounts in millions,	As of and for the years ended December 31,
Except per share/ADS and operating data)	2003	2004	2005	2006	2007	2007
	(Rmb)					(US$)
Income Statement Data:
Total Sales	10,109.6	6,542.0	5,469.0	10,484.8	14,149.1	1,939.7
Cost of sales	7,727.1	5,491.3	5,012.0	9,960.6	13,049.1	1,788.9

Gross Profit	2,382.5	1,050.7	457.0	524.2	1,100.0	150.8
Selling, general and administrative expenses	1,410.1	1,510.4	1,195.3	1,384.7	1,535.7	210.5
Net income (loss)	780.8	1.2	(671.3)	(386.1)	83.7	11.5
Balance Sheet Data:
Total assets	18,288.2	17,776.4	14,692.3	14,580.4	16,172.3	2,217.0
Current assets	10,286.5	9,428.3	7,110.2	7,768.6	9,611.8	1,317.7
Current liabilities	8,031.0	8,187.7	8,059.8	7,181.5	8,643.0	1,184.8
Capital stock	303.4	303.4	303.4	303.4	303.5	41.6
Total shareholders’ equity	6,886.3	6,857.7	6,139.7	5,765.9	5,917.2	811.2
Cash Flow Statement Data:
Payment for capital expenditure	955.9	999.1	558.0	304.2	308.4	42.3
Depreciation and amortization	677.8	603.0	616.6	811.5	764.2	104.8
Net cash flows provided by (used in) operating activities	753.4	(712.4)	883.4	1,145.6	1,338.4	183.5
Net cash flows provided by (used in) investing activities	(2,491.3)	(729.2)	338.4	514.8	(566.8)	(77.7)
Net cash flows provided by (used in) financing activities	2,281.1	853.9	(1,622.9)	(1,035.7)	(866.2)	(118.7)

Per Share/ADS Data:
Basic earnings (loss) per share	0.21	0.0003	(0.1830)	(0.1053)	0.0228	0.003
Basic earnings (loss) per ADS	21.30	0.03	(18.30)	(10.53)	2.28	0.31
Diluted earnings (loss) per share	0.21	0.0003	(0.1830)	(0.1053)	0.0227	0.003
Diluted earnings (loss) per ADS	21.16	0.03	(18.30)	(10.53)	2.27	0.31
Cash dividends declared per ADS(1)	2.12	1.07	n/a	n/a	n/a	n/a
Operating Data:

Production volume (units)

Minibus — Deluxe model	9,291	7,682	8,752	14,277	15,808
Minibus — Mid-priced model	65,734	56,215	48,131	53,811	62,821

Subtotal — Minibuses	75,025	63,897	56,883	68,088	78,629
Zhonghua Sedans(2)	27,054	11,806	6,854	63,560	128,003

Total	102,079	75,703	63,737	131,648	206,632
Sales volume (units)
Minibus — Deluxe model	9,004	6,626	9,940	14,196	13,898
Minibus — Mid-priced model	65,614	54,992	50,060	52,049	59,517

Subtotal — Minibuses	74,618	61,618	60,000	66,245	73,415
Zhonghua Sedans(2)	25,600	10,982	9,000	62,281	106,770

Total	100,218	72,600	69,000	128,526	180,185

(1)	Calculated using the respective U.S. dollar to Renminbi year-end noon buying rates for the years presented. Brilliance China Automotive declared cash dividends per ordinary share in H.K. dollars in each of 2004 and 2003.

(2)	Includes the Kubao coupe launched in September 2007.

Exchange Rate Information
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9574	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
January 2008	7.1818	7.2333	7.2946	7.1818
February 2008	7.1115	7.1594	7.1973	7.1100
March 2008	7.0120	7.0541	7.1110	7.0105
April 2008	6.8970	7.0048	7.0815	6.8940
May 2008	6.9412	6.9760	7.0000	6.9412
June 2008 (through June 19, 2008)	6.8770	6.9152	6.9633	6.8770

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective year and on the last business day of each week during the respective month.

Risk Factors
     Brilliance China Automotive is subject to various changing competitive, economic, political and social conditions in China, as well as special concerns and significant risks not usually encountered by a United States company. These include the following:
Risks Relating to Brilliance China Automotive Minibus and Sedan Businesses
Brilliance China Automotive has effectuated the delisting of its ADSs from the New York Stock Exchange and may terminate the registration of its securities with the U.S. Securities and Exchange Commission in the future, which may adversely affect its ADS price.
     On July 5, 2007, Brilliance China Automotive announced that its board of directors has approved the delisting of its ADSs from the New York Stock Exchange. The delisting was sought due to the decline in trading volume of its ADSs and the increase in administrative costs to comply with reporting and registration obligations in the United States. On July 16, 2007, Brilliance China Automotive filed with the U.S. Securities and Exchange Commission a Form 25 to effect the delisting from the New York Stock Exchange as from June 26, 2007. Since the delisting, Brilliance China Automotive’s ADSs have been traded in the over-the-counter markets. Brilliance China Automotive has maintained its ADS program in the United States, but the liquidity of its ADSs may be adversely affected by their delisting from the New York Stock Exchange. Further, where circumstances permit, Brilliance China Automotive may terminate its registration as a reporting company under the U.S. Securities Exchange Act. Deregistration will eliminate Brilliance China Automotive’s obligation to file annual reports on Form 20-F and current reports on Form 6-K. Accordingly, in the event of a deregistration, ADS holders may receive less information regarding Brilliance China Automotive, including information concerning its principal shareholders, directors and executive officers, compensation paid to its executives, audited financial statements and related party transactions, which under certain circumstances could better enable the ADS holders to assess Brilliance China Automotive’s financial operations and policies. The delisting of Brilliance China Automotive’s ADSs from the New York Stock Exchange and the possible termination of its registration as a reporting company under the U.S. Securities Exchange Act may have a negative impact on the price of Brilliance China Automotive’s ADSs and ordinary shares.
Brilliance China Automotive experienced a net loss in 2005 and 2006 and may not be profitable in subsequent years.
     Brilliance China Automotive recorded a net loss of Rmb 386.1 million (US$49.5 million) in 2006 as compared with a net loss of Rmb 671.3 million (US$83.2 million) in 2005. Although Brilliance China Automotive recorded net income of Rmb 83.7 million (US$11.5 million) in 2007, there is no assurance that Brilliance China Automotive will continue to be profitable in subsequent years.
     Provision for impairment of property, plant and equipment was Rmb 0.8 million in 2007 (2006: Rmb 29.2 million), primarily due to the retirement from use of certain property, plant and equipment of the minibus and automotive components segment. There can be no assurance that Brilliance China Automotive will not be required to recognize an impairment loss on goodwill or a provision for impairment of the property, plant and equipment, or any other provision in subsequent years.

     If Brilliance China Automotive incurs losses in subsequent years, Brilliance China Automotive’s ability to implement its business strategy could be impacted and its financial condition could be adversely affected.
If demand for minibuses and sedans in China does not increase, and if Shenyang Automotive does not increase its market share, the ability of Shenyang Automotive to increase its sales volume will be adversely impacted.
     The success of Brilliance China Automotive’s business strategy will depend on the ability of its 51.0%-owned subsidiary, Shenyang Brilliance JinBei Automobile Co., Ltd., or Shenyang Automotive, to increase substantially its sales volume. Such an increase can only be achieved if Shenyang Automotive increases its market share or if there is an overall increase in the size of the minibus and sedan markets in China. Although we experienced an increase in sales from 66,245 minibuses and 62,281 Zhonghua sedans in 2006 to 73,415 minibuses and 106,770 Zhonghua sedans in 2007, there can be no assurance that demand for Shenyang Automotive’s minibuses and sedans will continue to grow. If overall demand for domestic minibuses and sedans decreases in the future, the ability of Shenyang Automotive to increase its sales volume or market share could be adversely affected.
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
Brilliance China Automotive has experienced management turnover and could continue to have problems retaining and recruiting key personnel in the future.
     Brilliance China Automotive had a turnover of its directors and executive officers in the past. In 2004, three of its directors had either resigned or retired. Of the three directors who resigned or retired in 2004, one was an executive director and two were independent non-executive directors. In 2005, three executive directors resigned. Of the three directors who resigned in 2005, one was the President and Chief Executive Officer, another was the Vice President and Chief Financial Officer, and the third was the Vice Chairman, Executive Vice President and Company Secretary. In 2006, an executive director, who was appointed in 2004 as President and Chief Executive Officer to fill the then vacant positions, resigned and a non-executive director retired. In addition, in 2006, Brilliance China Automotive’s Chief Financial Officer resigned and one of the executive directors was appointed subsequently to fill this role. Brilliance China Automotive appointed a new President and Chief Executive Officer, two new Chief Financial Officers and new executive directors and independent non-executive directors between 2004 and 2006 and there can be no assurance that this relatively new management team will be as effective in implementing Brilliance China Automotive’s business strategies or that any of the new strategies that the new management team may decide to implement will achieve its intended objectives.

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
     While Shenyang Automotive has replaced the Toyota engines used in some of its minibus models with engines from Mitsubishi, Mianyang Xinchen Engine Co., Ltd., or Mianyang Xinchen, and Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., or Xinguang Brilliance, currently some of the engines installed in Shenyang Automotive’s Granse deluxe minibuses are still purchased from Toyota on a commercial basis. Shenyang Automotive generally maintains an inventory of Toyota engines sufficient to sustain two months of planned production. To date, Shenyang Automotive has not experienced any material disruption in its supply of engines from Toyota. Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could, however, hinder Shenyang Automotive’s ability to import engines. An extended disruption or reduction in Shenyang Automotive’s supply of Toyota engines would consequently limit Shenyang Automotive’s ability to produce Granse deluxe minibuses.

Any delay or disruption in Shenyang Automotive’s ability to obtain engines could limit Shenyang Automotive’s ability to produce its Zhonghua sedans.
     Currently all of the Mitsubishi engines installed in Brilliance China Automotive’s Zhonghua sedans are purchased from Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., or Shenyang Aerospace, and Harbin DongAn Automotive Engine Manufacturing Co. Ltd., or Harbin DongAn, on a commercial basis. Shenyang Aerospace is an associated company of Brilliance China Automotive, in which Brilliance China Automotive has currently an indirect 12.8% equity interest. Harbin DongAn is a joint venture between Harbin DongAn Engine Group, Mitsubishi Group and Malaysia China Investment Holding Company. See “Item 4 — Information on the Company — Business Overview — Other Significant Subsidiaries, Jointly Controlled Entities and Associated Companies — Shenyang Aerospace.” Shenyang Automotive may also from time to time approach other domestic and overseas engine manufacturers, with a view towards broadening its engine sourcing for its Zhonghua sedans, and considering using their designs to produce domestically made engines for sedans and minibuses. To date, Shenyang Automotive has not experienced any material disruption in its supply of engines from Shenyang Aerospace and Harbin DongAn. However, there can be no assurance that Shenyang Automotive will at all times be able to obtain a steady supply of Mitsubishi engines from Shenyang Aerospace and Harbin DongAn. An extended disruption or reduction in Shenyang Aerospace’s and Harbin DongAn’s supply of engines to Shenyang Automotive would consequently limit Shenyang Automotive’s ability to produce its Zhonghua sedans.
     In addition, Shenyang Automotive began to install engines manufactured by its new engine plant in its Zhonghua sedans in March 2007. There is no assurance that these new engines will be successful or will not have quality-related problems. If Shenyang Automotive is not able to manufacture these new engines with the desired quality or on a timely basis, whether due to natural disasters or other factors beyond its control, Shenyang Automotive’s ability to produce its Zhonghua sedans may be materially and adversely affected.
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
     Brilliance China Automotive has established relationships with approximately 320 suppliers in the PRC and sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. Brilliance China Automotive has also made significant progress in increasing the domestic component content of its products. However, certain principal components of BMW sedans continue to be imported from overseas suppliers. For example, certain components used in sedans produced by BMW Brilliance Automotive Ltd., or BMW Brilliance, are imported from BMW Group and certain other components used in minibuses are imported from Toyota. Because these components are imported from the BMW Group, Toyota and other suppliers in Europe and Japan, the costs as well as availability of such components may be affected by exchange rates, import restrictions, customs clearance, shipment schedules and import duties and consequently drive up Brilliance China Automotive’s costs of production. In addition, unexpected disruptions in the supply of certain components, particularly from foreign suppliers, may also require using alternative suppliers or cause delays in the production process. Furthermore, an increase in the price of electricity or certain raw materials, such as steel, may result in increased costs of production. Significant changes in the cost or availability of raw materials or components may have an adverse impact on Brilliance China Automotive’s results of operations.

Product liabilities and recall claims may adversely affect Brilliance China Automotive’s results of operation.
     Manufacturers and sellers of defective products in China or other countries may be subject to liability for losses and injury caused by such defective products under the laws of China and other jurisdictions. However, there is currently no compulsory legal requirement under PRC legislation for automobile manufacturers to maintain insurance coverage in respect of production interruption, product liability or damage to third party properties. Brilliance China Automotive does not carry product liability or product recall insurance and only carries limited insurance against losses due to production and damage to third party properties. Brilliance China Automotive cannot guarantee that product liability claims will not be brought against Brilliance China Automotive or its subsidiaries and affiliates in the future, and, if such claims are successful, that such claims will not have a material adverse impact upon Brilliance China Automotive’s results of operations, or that the Chinese government will not impose new requirement for sufficient insurance to be maintained to cover the risks associated with Brilliance China Automotive’s China operations, including those of Shenyang Automotive.
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
     Brilliance China Automotive’s production facilities are subject to government pollution regulations enforced by the relevant local governments. In addition, the Chinese government has set vehicle safety, exhaust and performance standards with which Brilliance China Automotive must comply. Brilliance China Automotive’s operations are sensitive to changes in the Chinese government’s environmental policies relating to all aspects of automobile manufacturing, including regulations or policies on automobile emissions and gas consumption. There is no assurance that changes in such policies would not have an adverse effect on the revenue or results of operations of Brilliance China Automotive. In addition, as Brilliance China Automotive expands its exports to other overseas markets such as the Middle East, Southeast Asia, and Europe, it may be subject to more stringent environmental, safety or other tests and standards in the markets to which Brilliance China Automotive exports its products. There is no assurance that our products will pass such tests, which could delay entry into new segments or markets and have a negative impact on our business operations.
Brilliance China Automotive is exposed to potential risks and increased costs from the requirements to evaluate internal control over financial reporting under the Sarbanes-Oxley Act of 2002, and has identified material weaknesses in its internal control as a result of such evaluation.
     The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. The requirement for our management to evaluate and report on internal control over financial reporting first applied to our annual report on Form 20-F for the fiscal year ending December 31, 2006. The requirement for us to provide an auditor’s report on internal control over financial reporting first applies to this annual report for the fiscal year ending December 31, 2007.

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
     For the material weaknesses we have identified, we are continuing to implement remedial measures and establishing controls to address these weaknesses, as set forth in “Item 15 — Controls and Procedures.” However, the implementation of these corrective measures is ongoing and such measures have not been fully tested for their effectiveness. We cannot assure you that these measures would be effective in remedying such material weaknesses.
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
     Brilliance China Automotive invests and plans to continue to invest capital and other resources to develop or acquire proprietary automobile-related technologies. As the development of proprietary technologies is a highly complex, uncertain and costly process, there is no assurance that Brilliance China Automotive can successfully develop and commercialize new products based on its new technologies and innovations (or to do so in a timely manner), or that any new products that Brilliance China Automotive introduces will achieve market acceptance. For example, in 2006, Brilliance China Automotive began manufacturing engines at its new engine plant for installation in its sedans. Sedans equipped with these engines were formally launched to the market in March 2007. Brilliance China Automotive has made significant investments for the development and manufacture of these new engines and there is no assurance that the engines built at the new engine plant will achieve the desired quality or market acceptance. If Brilliance China Automotive’s efforts to commercialize new products developed based on such technologies are unsuccessful, it may not be able to recover its investment in such technologies and may suffer losses as a result of the failure of such products.
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
     Brilliance China Automotive’s insurance coverage, as of December 31, 2007, includes property and inventory damage arising from fire, floods, riots or strikes, malicious damage, business interruption, transportation, product and public liability. However, there are certain types of losses, for instance, losses resulting from acts of terrorism or earthquakes, which are either disproportionately expensive, practically infeasible or unavailable for Brilliance China Automotive to fully insure against, or to insure at all. Therefore, there may be circumstances in which Brilliance China Automotive will not be fully insured for losses and liabilities, which may in turn result in the interruption of its business. These uninsured losses and liabilities could adversely affect the financial position of Brilliance China Automotive.
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
     After rapid growth between 2000 and 2003, China’s sedan industry growth slowed down significantly in 2004. In particular, the sales volume increased 71.0% from 2002 to 2003, as compared to only 19.3% from 2003 to 2004. China’s sedan industry has however showed improvement since 2005. According to the China Auto Industry Comprehensive Analysis and China Auto Association, sedan sales volume increased by 21.3% to 2,784,629 sedan units in 2005, compared to the 2,294,752 sedan units sold in 2004. In 2006, sedan sales volume further increased by 36.5% to approximately 3.8 million sedan units as compared to that in 2005. According to the China Automotive Industry Newsletter, sedan sales volumes increased by 24.4% to 4,726,617 sedan units in 2007 as compared to 2006. Sales performance in China’s sedan market also improved in the first four months of 2008 with a total of 1,818,790 sedan units being sold, compared to the 1,534,493 sedan units sold in the same period in 2007, an increase of 18.5% year on year. However, there is no assurance that this growth will continue.

     The demand for automobiles in China is affected by various factors beyond Brilliance China Automotive’s control, including:
•	economic and monetary policies implemented by the Chinese government;

•	volatility in petroleum, diesel and other commodity prices;

•	inflation and consumer purchasing power;

•	availability of and governmental policies relating to automobile financing; and

•	development of transportation infrastructure, for example express ways.
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
     Fuel prices (including prices of petroleum and diesel) in China reached historical heights in June 2008 as a result of a reduction in oil subsidies, the effect of which was to increase fuel prices by 17%, representing the largest single increase in fuel prices in China. In addition, world crude oil prices have continued to increase in 2008, which may cause fuel prices in China to further increase. Any further increase in fuel prices may:
•	have an adverse impact on China’s economy, which may thereby result in a slow down for automobile demand;

•	increase Brilliance China Automotive’s production costs due to increase in costs of petrochemical products; and

•	discourage customers from purchasing automobiles due to increased running costs.
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
     The Chinese government imposes restrictions, quotas and tariffs on the import of foreign-made motor vehicles, as well as motor vehicle components. However, as a result of China’s accession to the WTO, which regulates trading and tariffs among its signatory states, in November 2001, China has committed to reducing its import restrictions on motor vehicles and motor vehicle components. In addition, China is required to conform its import tariffs to the uniform tariffs under the WTO.
     Effective January 1, 2002, the PRC reduced its import tariffs on motor vehicles and automotive components. As a result, import tariffs on automotive components have decreased, from as high as 120% in January 1992, to between 5% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% to 10.0% in January 2007. In 2005, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 9.7% and 12.1%, respectively, and in 2006, the average tariffs became 8.2% and 10.4% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In 2007, import tariffs were further reduced to 8.7% for imported components for both deluxe minibuses and Zhonghua sedans. In addition, in 2005, tariffs became fixed at 30% for all motor vehicles and were further reduced to 28% in January 2006 and to 25% in July 2006. Import tariffs on automotive components for BMW Brilliance’s products were reduced from 25% to 10% in the second half of 2007 when the requisite domestic component content ratio was reached and approved by the government.
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
     The performance of China’s automobile manufacturing industry is highly dependent on general economic conditions and the purchasing power of Chinese consumers. Thus, the revenue and profits of Brilliance China Automotive are subject to cyclical fluctuations and may be adversely affected by any unfavorable changes in the economic conditions in China. For example, China has experienced increased inflation since the second half of 2007. According to information published by the National Bureau of Statistics of China, in 2007, the consumer price index was 4.8%. As of May 2008, the consumer price index had risen by 8.1% year-on-year, which increase was largely attributable to soaring food prices. In addition, in June 2008, fuel prices in China were increased by 17%, putting further inflationary pressures on the Chinese economy. Increased inflation has caused and may continue to cause the PRC government to implement administrative and economic measures in an effort to managing the pace of the economy growth. In 2007, the PRC government raised interest rates six times and raised banks’ required reserve ratio ten times and it may continue these and other significant measures to control inflation and prevent the Chinese economy from overheating. The effects of any continued inflation may affect the purchasing power of Chinese consumers, which could adversely affect the revenue or results of operations of Brilliance China Automotive.
China’s re-adjustment of consumption taxes on vehicles may cause decline of demand for certain models Brilliance China Automotive currently manufactures.
     On April 1, 2006, the State Administration of Taxation of China, in an effort to encourage environmental protection and fuel efficiency, re-adjusted consumption tax rates on passenger vehicles (including imported vehicles). Before the re-adjustment, the consumption tax rate for passenger vehicles was a three-tiered system: 3% for automobiles with engine displacement lower than 1.0 liter; 5% for automobiles with engine displacements between 1.0 liter and 2.0 liters; and 8% for automobiles with engine displacements above 2.0 liters. After the re-adjustment, tax rates on vehicles with smaller engines (under 2.0 liters) either fell or remained unaltered, whereas tax rates on automobile with larger engines were raised. The new tax rates are: 3% for 0.0-1.5 liters; 5% for 1.51-2.0 liters; 9% for 2.01-2.5 liters; 12% for 2.51-3.0 liters; 15% for 3.01-4.0 liters; and 20% for above 4.0 liters. Consequently, the tax rates on the BMW 3 and 5 series sedans produced by BMW Brilliance, as well as the Zhonghua sedans equipped with the larger 2.4-liter engines, have been raised by this re-adjustment. As a result of this new consumption tax regime, the prices of the above-mentioned vehicles have increased. There is no assurance that demand for these vehicles will not decrease and negatively impact Brilliance China Automotive’s businesses and results of operations.
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
     The Renminbi was revalued on July 21, 2005 to Rmb 8.11 per US$1.00 from its previously pegged rate of Rmb 8.28 per US$1.00. The People’s Bank of China also announced that the Renminbi would be pegged to a basket of foreign currencies, rather than tied solely to the U.S. dollar, and would trade within a band against this basket of foreign currencies, which includes, without limitation, U.S. dollars, Euros and Japanese yen. This change in policy has resulted in an approximately 11.9% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2007. There is no assurance on whether there will be any further revaluation of the Renminbi. Any further revaluation of the Renminbi may adversely affect China’s economy and may therefore lead to a downturn in the automobile demand in China. In addition, a further revaluation will cause exports from China to become more expensive, thereby negatively impacting exports of automobiles from China.

Significant changes to China’s income tax regime could have a material adverse effect on Brilliance China Automotive’s results of operations.
     On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which became effective on January 1, 2008. According to the new EIT Law, certain preferential income tax treatments currently applicable to domestic companies will be phased out in five years beginning from January 1, 2008, and after such five-year period, the applicable tax rate applicable to all domestic companies in the PRC with minor exceptions will become 25%. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments shall, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. However, the State Council has not issued any further guidance on the detailed treatment of enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments. Any increase in Brilliance China Automotive’s effective tax rate as a result of the above may adversely affect its operating results.
Budgetary constraints on China’s government entities and state enterprises could affect Shenyang Automotive’s sales and pricing of products.
     Brilliance China Automotive believes that approximately 30% and 25% of Shenyang Automotive’s 2007 revenues from minibuses and sedans, respectively, were derived from sales to governmental agencies and certain state-run enterprises. Because of Shenyang Automotive’s customer composition, sales and pricing of its products can be affected by budgetary constraints applicable to government entities and state enterprises.
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
There can be no assurance that there will not be another significant outbreak of a highly contagious disease in China and natural disasters may disrupt our business and operations.
     In 2003, there was an outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC, Singapore, Hong Kong, other Asian countries and Canada. The SARS outbreak had a significant adverse impact on the economies of the affected countries. In the past several years, there have been media reports regarding the spread of the H5N1 virus or “Avian Influenza A” among birds, poultry and in some isolated cases, transmission of Avian Influenza A virus from animals to human beings. There can be no assurance that there will not be another significant outbreak of a severe contagious disease. Natural disasters in China may also disrupt our manufacturing and production facilities, thereby adversely affecting our business and results of operation. For example, on May 12, 2008 an earthquake of magnitude 8.0 struck southwest China and caused the death of over 70,000 people. Any future natural disasters and health hazards in China may have a material adverse impact on the operations of Brilliance China Automotive and its results of operations may suffer.
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

     On October 12, 1998, June 9, 2000 and July 3, 2000, Brilliance China Automotive established the following wholly owned subsidiaries: (1) Shenyang XingYuanDong Automobile Component Co., Ltd., or Xing Yuan Dong, (2) Ningbo Brilliance Ruixing Auto Components Co., Ltd., or Ningbo Brilliance Ruixing, and (3) Mianyang Brilliance Ruian Automotive Components Co., Ltd., or Mianyang Brilliance Ruian, respectively, to centralize and consolidate the sourcing of automotive parts and components for Shenyang Automotive, Ningbo Yuming, and Mianyang Xinchen, respectively. In order to maintain their preferential tax treatment from the Chinese government, Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian all began manufacturing automotive components in 2001.
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
     At the end of 1998, Shenyang Automotive began to construct new production lines for the manufacture of sedans and multi-purpose vehicles, or MPVs. These new production lines were completed in mid-2002 and reached a total annual production capacity of 100,000 sedans or MPVs as at the end of 2002. Beginning in 1999, Shenyang Automotive implemented an expansion of its minibus facilities that resulted in an increase in its annual production capacity for deluxe and mid-priced minibuses from 40,000 units to 70,000 units in 2002 (based on two shifts per day). The stamping and assembly workshops for minibuses currently have annual production capacities of 80,000 and 90,000 units, respectively, based on two shifts of workers, and can be increased to 120,000 units based on three shifts. In 2003, Shenyang Automotive constructed a new painting facility with a capacity of 120,000 units per year. In June 2005, Shenyang Automotive invested and built a new engine plant with an initial planned capacity of 50,000 engines per year. The new engine plant commenced commercial production in June 2006. In early 2008, Shenyang Automotive completed the construction of a 100,000 unit facility for the production of the new Junjie FRV line of products. The facility commenced production of the Junjie FRV (Family Recreational Vehicle) in June 2008.

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
     The Zhonghua sedan, designed by the world-renowned Italdesign, was launched to the market in China in August 2002, after approval for production and sale of the Zhonghua sedan was obtained from the Chinese government in May 2002. The Junjie, a separate Zhonghua model, was launched in March 2006. In September 2007, the latest Zhonghua model, the Kubao coupe, was launched.
     On March 27, 2003, Brilliance China Automotive, through its indirect subsidiary, SJAI, entered into a joint venture contract with BMW Holding to produce and sell BMW sedans in China. The registered capital and total investment cost of the joint venture was Euro 150 million and Euro 450 million, respectively. At that time, Brilliance China Automotive’s effective interests in SJAI and the joint venture with BMW were 81.0% and 40.5%, respectively. On April 28, 2003, Brilliance China Automotive increased its effective interest in SJAI from 81.0% to 89.1% and thereby increased its effective interest in the joint venture with BMW Holding BV from 40.5% to 44.6%. On December 16, 2003, Brilliance China Automotive further increased its effective interest in the joint venture to 49.5% by further increasing its interest in SJAI from 89.1% to 99.0%. BMW Brilliance received its business license on May 22, 2003 and introduced the BMW designed and branded 3-Series and 5-Series sedans in China in October and November of 2003, respectively, based on knockdown kits supplied by BMW. BMW Brilliance subsequently launched the new 3-Series and 5-Series long-wheelbase sedans in China in September 2005 and November 2006, respectively. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its sedans.
     Brilliance China Automotive currently has no material acquisitions or divestitures planned or pending.
     For additional information see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”
Business Overview
     Brilliance China Automotive’s core businesses are the manufacture and sale of minibuses and Zhonghua sedans in China through its subsidiary, Shenyang Automotive. Brilliance China Automotive also has a joint venture, BMW Brilliance, with BMW Holding to produce and sell 3-Series and 5-Series sedans in China. In 2007, Shenyang Automotive sold a total of 73,415 minibuses and 106,770 Zhonghua sedans and BMW Brilliance sold a total of 32,100 BMW sedans. Currently, Shenyang Automotive has an annual production capacity of 120,000 units of deluxe and mid-priced minibuses and 180,000 units of Zhonghua sedans. BMW Brilliance currently has an annual production capacity of 41,000 units. In addition, Brilliance China Automotive has also established strategic partnerships or working relationships with various other leading global automotive companies, including Toyota, Mitsubishi, FEV Motorentechnik Gmbh, Porsche, Pininfarina S.p.A., and Italdesign S.p.A.

     Shenyang Automotive’s production facilities are located in the industrial city of Shenyang, the capital of Liaoning Province in northeastern China. Shenyang Automotive’s principal products are the minibuses and the Zhonghua sedans. Mid-priced minibuses accounted for approximately 22.9% of the total sales revenue of Brilliance China Automotive in 2007. The deluxe and mid-priced minibuses are 7 to 15-seat minibuses adapted from Toyota’s Hiace minibus (marketed under the name of “Hiase” in China) and Granvia minibuses (marketed under the name of “Granse” in China).
     On May 22, 2003, BMW Brilliance received its business license issued by the Shenyang City Administration for Industry and Commerce. Commercial production of BMW-designed and branded sedans commenced in September 2003 based on knockdown kits supplied by BMW Group. The 3-Series BMW sedans were launched in the market in October 2003 and the 5-Series were launched in November 2003. BMW Brilliance subsequently launched new versions of the 3-Series in September 2005 and the new 5-Series long-wheelbase in November 2006. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3- and 5-Series sedans. Both the 3- and 5-Series sedans reached the requisite domestic component content ratio and received government approval for import tariff reduction from 25% to 10% in 2007.
     In 2007, Shenyang Automotive’s sales volume increased 40.2% from 128,526 units in 2006 to 180,185 units in 2007. The 2007 sales figure comprises 73,415 minibuses and 106,770 Zhonghua sedans. The increase in overall sales was primarily due to the increase in the sales volume of minibuses and Zhonghua sedans. In particular, the Junjie model, which was launched in March 2006, recorded sales of 72,502 units in 2007, compared to 35,367 units sold in 2006. Our joint venture, BMW Brilliance, sold 32,100 BMW-branded sedans in 2007, compared to 23,600 in 2006. Shenyang Automotive’s sales in China has been supported by a substantial network of approximately 197 minibus distributors, including approximately 93 exclusive minibus distributors, and approximately 217 sedan distributors, as well as approximately 352 after-sales service centers for minibuses and approximately 258 for sedans. Shenyang Automotive also continued to implement its “4S” sales center system, with sales, after-sales service, spare parts and surveys offered by the same dealership outlet. As of the end of 2007, Shenyang Automotive had approximately 102 4S dealership outlets for minibuses and approximately 200 4S dealership outlets for Zhonghua sedans nationwide.
     For the year ended December 31, 2007, Brilliance China Automotive reported sales of Rmb 14,149.1 million (US$1,939.7 million), representing an increase of approximately 34.9% compared to 2006 and net income of Rmb 83.7 million (US$11.5 million) compared with a net loss of Rmb 386.1 million in 2006. The increase in sales was primarily due to the increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses in 2007.

Principal Products
     Shenyang Automotive’s principal products are minibuses and the Zhonghua sedans. Our joint venture with BMW, BMW Brilliance, also produces BMW 3- and 5-Series sedans.
     Shenyang Automotive’s principal minibus products are the deluxe minibus and the mid-priced minibus, which constituted approximately 9.5% and 22.9% of Brilliance China Automotive’s total sales revenue in 2007, respectively. These vehicles are used primarily for passenger transportation but can also be modified for use as police vans, ambulances or other specialty vehicles. Shenyang Automotive sells all of its minibuses under the JinBei brand name in a variety of models designed to meet the requirements of particular market segments. Brilliance China Automotive believes that Shenyang Automotive’s minibuses have established a reputation in China for high quality and reliability that has enabled Shenyang Automotive to maintain its market-leading position in recent years. Shenyang Automotive commenced production of the high-end Granse model in 2002 based on semi-knockdown kits from Toyota and started production of the domestic version of the Granse model using domestic parts and components in the first half of 2004.
     Shenyang Automotive’s Zhonghua sedan was introduced to the commercial market in China in August 2002 and constituted approximately 49.5% and 61.9% of Brilliance China Automotive’s total sales revenue in 2006 and 2007, respectively. The initial model was a five-seat manual transmission sedan with a 4-cylinder, 2.0-liter Mitsubishi engine. Shenyang Automotive now also produces manual transmission Zhonghua sedans with 2.4-liter engines and automatic transmission versions with both 2.0-liter and 2.4-liter engines. In December 2004, the “facelift” version of the Zhonghua model, known as Zunchi, was launched. In March 2006, Shenyang Automotive launched another Zhonghua model, Junjie, which features a 1.6-liter, 1.8-liter or 2.0-liter engine with manual or automatic transmission. In 2007, Shenyang Automotive introduced a new Zhonghua model, the Kubao coupe, which features a 1.8 liter engine with manual or automatic transmission. The Group’s self-developed 1.8T engines are now installed in some of the Zunchi and Junjie sedans, as well as the Kubao coupe. The Junjie FRV was launched in March 2008 and commenced production in June 2008. The Junjie FRV is a five-seat manual or automatic transmission vehicle with a 4-cylinder, 1.6-liter engine.

     The following table sets forth certain information with respect to Shenyang Automotive’s principal products as of the date of this annual report.

Deluxe
	Minibus	Deluxe	Mid-priced	Zhonghua	Zhonghua	Zhonghua	Zhonghua
	(Granse	Minibus	Minibus	Sedan	Sedan	Sedan	Sedan
	Model(1))	(Hiase Model)	(Hiase Model)	Zunchi	Junjie	Kubao Coupe	Junjie FRV
Maximum number of passengers	7-8	15	15	5	5	5	5

Engine type	Toyota 4- cylinder	Toyota 4- cylinder	Mianyang Xinchen	Mitsubishi 4-cylinder 1.8,	Mitsubishi 4-cylinder	Mitsubishi 4-cylinder,	Mitsubishi 4- cylinder 1.6-
	2.7-liter	2.4-liter	and Xinguang	2.0 and 2.4-	1.6-liter, 1.8	1.8-liter	liter gasoline
	gasoline	gasoline	Brilliance	liter gasoline	and 2.0-liter	gasoline	engine
	engine and	engine and	4-cylinder	engine and	gasoline	engine and
	Mianyang	Mitsubishi	2.2-liter	Shenyang	engine and	Shenyang
	Xinchen 2.7-	2.4-liter	gasoline	Brilliance	Shenyang	Brilliance
	liter gasoline	gasoline	engine	Power Train	Brilliance	Power Train
	engine	engine		4-cylinder	Power Train	4-cylinder
				1.8T gasoline	4-cylinder	1.8T gasoline
				engine	1.8T gasoline	engine
engine

Horsepower (bhp)	105	100.6	92.5	122-170	100-173	136-170	100

Price Range in Rmb(2)	119,800- 239,800	121,800- 156,800	64,800- 101,800	105,800- 209,800	85,800- 157,800	123,900- 169,500	65,800 - 83,800

Fuel Consumption	10	10	9.8	6.5-7.6	6.2-7.6	6.0-6.2	6.2-6.4
(Liters/100 km)(3)(4)

Maximum speed(4)	158 km/hr	130 km/hr	130 km/hr	185 -210 km/hr	180 - 210 km/hr	196 - 220 km/hr	167 - 175 km/hr

Domestic component content	85%	90%	100%	94-98%	92-97%	90-99%	90-99%
Length	4.79m	4.8m	4.8m	4.88m	4.65m	4.488m	4.21m

(1)	Known as “Grace” before February 2004.

(2)	Actual price depends on specific model.

(3)	Based on an average speed of 50-55 kilometers per hour for minibuses and 80 kilometers per hour for sedans.

     The following table sets forth certain information with respect to BMW Brilliance’s principal products as of the date of this annual report.

	BMW Brilliance	BMW Brilliance
	3-Series Sedan	5-Series Sedan

Models	320i and 325i	523Li, 525Li and 530Li

Maximum number of passengers	5	5

Engine types	BMW 4 and 6-cylinder	BMW 6-cylinder
	2.0-liter and 2.5-liter	2.5-liter and 3.0-liter
	gasoline engines	gasoline engines

Horsepower	150 - 218	177-258
(bhp)

Price range in Rmb(1)	339,800-461,000	472,600-712,600

Fuel Consumption	7.9 - 9.0	9.4 - 9.5
(Liters/100 km)(2)

Maximum speed	215 - 242 km/hr	227 - 250 km/hr

Length	4.52 m	4.98 m

(1)	Actual price depends on specific model.
(2)	Based on an average speed of 80 kilometers per hour.
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

     In 2002, Shenyang Automotive introduced three new minibus models to the market, including mid-priced minibuses that utilize Mitsubishi engines and in 2003 Shenyang Automotive launched the updated versions of these minibus models. In 2004, Shenyang Automotive launched lower-priced models with more limited features in response to market demand and in the first half of 2005, a lower-priced domestic version of the Granse was launched. In early 2006, Shenyang Automotive launched the manual transmission model of the minibuses meeting the European III emission standards.
     Currently, Shenyang Automotive’s minibus capacity is 120,000 units per year. Brilliance China Automotive believes that its long-term interests require that Shenyang Automotive continue to expand its production capacity. Any increase in Shenyang Automotive’s future revenue will depend on its ability to continue to expand in a similar manner. Realization of its production and sales goals is also contingent upon other factors, including the development of new vehicle models, the ability to continue to achieve overall cost reductions, ongoing access to high-quality raw materials and domestic component manufacturers and maintenance of a large well-trained labor force, an effective distribution network and after-sales service capabilities.
     Zhonghua sedans. The Zhonghua sedan was designed by Italdesign and was commercially introduced by Shenyang Automotive in August 2002 after receiving approval from the Chinese government in May 2002. This sedan is designed to target the mid-priced sedan market segment, including governmental institutions, businesses and individual users in China. This sedan model was specifically designed for the Chinese market and utilizes a high degree of domestic component content, thereby offering cost advantages to consumers. In 2003, Shenyang Automotive spent approximately Rmb 200.0 million on upgrading the Zhonghua production facilities and related dies and tools. The “facelift” version of the Zhonghua model, known as “Zunchi,” was launched in December 2004 and in March 2006, the “Junjie” model was launched. The Junjie sedan uses the Zhonghua sedan design as its foundation, and is designed for family use and business use in China. Junjie was designed by Pininfarina S.p.A., an Italian design company, and other aspects of its development, including its platform, involved cooperation with Porsche. The Junjie sedan received the 2006 China CCTV China annual 1.8-liter car prize. Total investment in the Junjie sedan was Rmb 500 million. In 2007, Shenyang Automotive introduced the Kubao coupe and in 2008, Shenyang Automotive introduced the Junjie FRV. The Kubao was designed by Porsche with certain other components (including the coupe’s platform) being designed by Shenyang Automotive. Kubao received the “silver” prize at the 2007 Northeast Asia Hi-Tech Fair. Total investment in Kubao was approximately Rmb 292 million. The Junjie FRV was designed by Italdesign-Giugiaro S.P.A. with certain other components being designed by Shenyang Automotive. The Junjie FRV received the “Best Independently Developed New Car” award at the 2007 Shanghai Automotive Exhibition. Total investment in the Junjie FRV was approximately Rmb 624 million.
     On March 27, 2001, Brilliance China Automotive entered into a three-year technical assistance agreement with BMW Group under which BMW engineers provided consulting services to help in the initial stages of production of Zhonghua sedans at Shenyang Automotive’s sedan production facilities in Shenyang, including assistance in achieving and maintaining the desired level of production quality. A similar agreement entered into in early 2006 between Shenyang Automotive and BMW Group regarding the technical support program for the Junjie sedan expired in July 2006. Shenyang Automotive has not renewed and currently has no plans to renew the technical assistance agreement.

     The following table sets forth Brilliance China Automotive’s revenues by category, for the years 2005 through 2007:

	2005		2006		2007
	Revenue		Revenue		Revenue
	(Rmb		(Rmb		(Rmb
	millions)%		millions)%		millions)%
Minibus sales
Deluxe minibus	958	17.5	1,460	13.9	1,346	9.5
Mid-priced minibus	2,989	54.7	3,020	28.8	3,239	22.9
Zhonghua sedan	863	15.8	5,190	49.5	8,755	61.9

Subtotal	4,810	88.0	9,670	92.2	13,340	94.3
Other sources of income(1)	659	12.0	815	7.8	809	5.7

Total	5,469	100.0	10,485	100.0	14,149	100.0

(1)	Including sales of components and scrap metal.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and Zhonghua sedan sales revenue throughout China for the years 2005 through 2007:

	2005		2006		2007
	Revenue		Revenue		Revenue
Province/	(Rmb		(Rmb		(Rmb
Municipality	millions)%		millions)%		millions)%

Beijing	755	15.7	1,180	12.2	1,814	13.6
Guangdong	529	11.0	1,057	10.9	1,494	11.2
Liaoning	567	11.8	1,673	17.3	1,881	14.1
Shanghai	452	9.4	803	8.3	814	6.1
Jiangsu	283	5.9	667	6.9	747	5.6
Zhejiang	188	3.9	474	4.9	627	4.7
Shandong	183	3.8	522	5.4	774	5.8
Tianjin	115	2.4	193	2.0	334	2.5
Heilongjiang	82	1.7	184	1.9	347	2.6
Hebei	87	1.8	222	2.3	360	2.7
Hubei	82	1.7	164	1.7	214	1.6
Hunan	96	2.0	203	2.1	240	1.8
Shaanxi	77	1.6	163	1.7	240	1.8
Henan	106	2.2	193	2.0	334	2.5
Sichuan	115	2.4	221	2.3	533	4.0
Shanxi	72	1.5	164	1.7	214	1.6
Fujian	63	1.3	173	1.8	173	1.3
Jilin	72	1.5	116	1.2	173	1.3
Chongqing	48	1.0	172	1.8	200	1.5
Xinjiang	63	1.3	106	1.1	173	1.3
Yunnan	43	0.9	126	1.3	213	1.6
Anhui	53	1.1	135	1.4	187	1.4
Guangxi	34	0.7	77	0.8	107	0.8
Jiangxi	34	0.7	58	0.6	67	0.5
Inner Mongolia	34	0.7	107	1.1	133	1.0
Guizhou	19	0.4	58	0.6	93	0.7
Hainan	106	2.2	26	0.3	67	0.5
Other(1)	452	9.4	433	4.4	787	5.9

Total	4,810	100.0	9,670	100.0	13,340	100.0

(1)	Gansu, Ningxia, Tibet and Qinghai as well as export to other countries.
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

     The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. As of December 31, 2007, Brilliance China Automotive had injected approximately Rmb 688.5 million into the joint venture. The joint venture is 50%-owned by each of SJAI and BMW Holding and has a term of 15 years starting from May 22, 2003, the date of issuance of the joint venture’s business license, which may be extended by mutual consent of the parties to the joint venture. The business scope of the joint venture is to produce and sell BMW-designed and branded passenger cars, engines, parts and components and to provide after-sales services (including repair, maintenance and spare parts) relating to its products. Profits of the joint venture are shared equally by SJAI and BMW Holding, in proportion to their respective contributions to the registered capital of the joint venture. This joint venture contract prohibits Brilliance China Automotive from entering into similar ventures with other automobile manufacturers for the manufacture and sale of premium sedans in China.
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
     On May 22, 2003, the business license for the joint venture was issued by the Shenyang City Administration for Industry and Commerce. BMW Brilliance started the production of the 3-Series BMW sedans in September 2003 and the 5-Series BMW sedans in November 2003 based on semi-knockdown kits supplied by BMW Group. In September 2005, BMW Brilliance launched a new model of the 3-Series BMW sedans and in November 2006, it launched the new 5-Series long-wheelbase. Since the first half of 2004, BMW Brilliance had begun to incorporate domestically produced components in its 3-Series and 5-Series sedans. According to PRC regulations, once the domestic component content ratio reaches a prescribed level, the import tariff on BMW Brilliance’s imported components will drop significantly from 25% to 10%, thereby reducing the overall production costs. The required domestic component ratio was reached by all of BMW Brilliance’s products and final approval for tariff reduction from 25% to 10% was granted by the government in 2007.
Production Process
Minibus Production Process and Equipment
•	Stamping. Shenyang Automotive produces its own semi-finished steel sheets for stamping on a “roll, drop and stack” production line. Stamping is carried out at seven production stations that utilize 31 domestic and imported presses, the largest of which is calibrated at 3,200 tons and is used to stamp roofs and side panels for the deluxe and mid-priced minibuses. The 175 dies used for stamping and cutting body components for the Hiase and Granse minibuses were purchased from Toyota. Substantially all of the stamped metal vehicle components utilized in Shenyang Automotive’s minibuses are produced in this stamping workshop.

•	Welding. The welding workshop consists of 2 production lines and 15 process conveying lines, among which the Hiase has 8 lines and the Granse has 7 lines. Each line is focused on a different section of the minibus. These lines were manufactured with Toyota technology and utilize a combination of manual welding and automatic robotic welding, the latter of which is utilized for the more difficult welding points. Each welding station is equipped with a domestically manufactured testing machine. The annual production capacity is 120,000 units among which 80,000 units are dedicated to the Hiase minibuses and 40,000 units to the Granse.

•	Painting. Shenyang Automotive currently operates a 36,347 square meter painting workshop that was set up in April 2004 to enhance production capacity. The painting workshop has three floors, each with its own function. The workshop has an annual production capacity of 120,000 units, with space reserved for expansion up to an annual production capacity of 150,000. The new workshop uses a painting method that combines the use of a conveyor, automated machine and robotic machine. Steps taken to prepare the vehicle body for painting include de-greasing, rinsing, phosphatization and electrophoretic coating. Using the “3C1B” process, each of three coats of paint is applied by a sprayer to the minibus body and dried in a heated drying chamber. The specialized pre-painting preparation of the vehicle allows the frame to withstand corrosion for 10 to 15 years. Also, the high standard of cleanliness in the painting workshop and the advanced paint sprayers used allow Shenyang Automotive to reduce environmental pollution, provide better working conditions for the painting workshop employees, conserve raw materials and ensure that each minibus receives three consistent, high-quality coats of paint. Finally, various quality control tests are conducted, including measurement of the luster and thickness of the paint on each vehicle. In early 2008, the painting workshop began painting the Junjie FRV and added a new vehicle acceptance and delivery processing line for the Junjie FRV. Eight additional robotic paint arms were added and various new inspection points were introduced as part of the painting process. These modifications have enabled the Junjie FRV to be painted simultaneously with Hiase minibuses and allowed us to reach production capacity of 100,000 units of Junjie FRV per year.

•	Assembly. Shenyang Automotive’s final assembly workshop is equipped with a combination single slot, hanging and double slot conveyor. The conveyor is 570 meters long, has 88 separate workstations and is capable of producing minibuses at the rate of one every 160 seconds. Shenyang Automotive also developed jointly with the Shenyang Automation Research Center an automated lifting system that is used in the assembly of the power train, rear chassis and crank case, as well as a computerized hydraulic machine for carrying out the transfer from a single rail conveyor onto a hanging line conveyor — the first of its kind to be developed in China.

•	Testing. Shenyang Automotive employs an advanced comprehensive vehicle testing system to ensure that each vehicle conforms to specifications, including wheel alignment, exhaust emissions, steering, braking and engine performance and testing, and windshield leakage testing. All of these final testing procedures are also supported by a comprehensive quality control staff that monitors each step of the production process. See “— Business Overview — Quality Control” below.

Zhonghua Sedan Production Process and Equipment
•	Stamping. At present, 333 pieces for 236 types of large and medium press parts of the Zhonghua sedans are produced in the stamping (or pressing) workshop. There are 915 imported and domestically produced molds, six large and medium pressing lines, among which the line producing large (2,300 ton) parts was imported from Schuler of Germany, which can supply parts for six production lines. There is also a 100-ton molding press imported from Kawasaki of Japan. The other pressing lines were purchased from domestic equipment manufacturers.

•	Welding. The welding workshop is required to assemble and weld 394 separate panels, 30 machined parts, 10 roll-pressed parts and 30 standard parts. This line was designed, manufactured and installed by Kuka of Germany. The welding line consists of 26 zones and 347 stations. The line for the Kubao coupe includes various lines for different parts of the automobile and shares the same adjustment line with the Junjie and Zunchi, with 93 stations. The two lines are capable of spot-welding, carbon dioxide welding, project welding, T-stud welding, sealing, brazing and hemming. At present, there are 43 working robots in this workshop, which are used to weld, seal and inspect at the most important stations on the line. The SKID apparatus that transports components both on the ground and overhead adds speed and efficiency to the welding process. The welding workshop used for the Junjie FRV is situated in a new building and uses new equipment. The welding workshop contains stud welding, spot welding and carbon dioxide welding operations. The main production line can produce three models, with each model having its own assembly workstation where the welding is conducted by robots. There are currently four robots in use at the Junjie FRV welding workshop and the SKID apparatus is also used. The Junjie FRV welding production line has an annual production capacity of 100,000 units.

•	Painting. Zhonghua sedans and the BMW-branded sedans share the same painting line, with the exception of the Junjie FRV, which uses the same painting line as Hiase minibuses. The equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process include pre-treatment, E-coat, sealing, PVC, primer, top-coat and cavity wax. The painting line is highly mechanized and automated, with a central control system imported from Siemens. The painting line may switch paints of different colors within 10 seconds and 15 paints of different colors may be used in the same painting line. All of the paints and other materials utilized in paint workshop are high quality products sourced both from within China and abroad.

•	Assembly and Testing. The performance of the assembly and testing workshop for all Zhonghua sedans is guided by an information system based on bar code technology. The layout of the final assembly shop for the Zhonghua sedans (other than the Junjie FRV) is designed by Schenck Engineering of Germany and consists of the body buffer line, main production line, test line, water proof line, finishing line and marriage line, as well as various sub-lines and a rework area. The assembly line utilizes a double-track conveyer system for transporting the vehicles through each process. The assembly workshop for the Junjie FRV was reconstructed from a previously existing painting workshop for Hiase minibuses, with a newly constructed production line. The equipment for the assembly and testing line is provided by Durr of Germany and Huayuan Company. Other equipment used in the assembly and testing line for the Junjie FRV includes equipment produced by Kuka of Germany and Fori Company of the United States. The Junjie FRV assembly and testing line has an annual production capacity of 100,000 units.

•	Instrument Production. The instrument panel workshop, occupying an area of 6,540 square meters, produces Zhonghua instrument panels. The processes include vacuum shaping, foaming, hydrocutting and welding, and use seven different machines. The workshop has a high production capacity for the production of parts and assembly of instrument panels.
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
•	Welding. The manufacturing and welding process in the welding workshop is performed according to the BMW Group’s global standard. The dimensional quality is checked with CMM machines from Wenzel Company of Germany. The sourced welding equipment is from standard suppliers in Germany. The welding workshop contains stud welding, spot welding, mig welding and sealing operations. The line operators have been trained by the BMW Group’s specialists and the process is controlled pursuant to BMW Group’s standards. The quality checks and audits are consistent with BMW Group’s standards and specifications.

•	Painting. All of the equipment used in the painting line is provided by Durr of Germany, and the paint supply system was imported from Graco of the United States. Steps involved in the body painting process are highly mechanized and automated, with a central control system imported from Siemens. All of the paints and other materials utilized in the paint workshop are high quality products sourced both from within China and abroad.

•	Assembly. The assembly workshop consists of two areas, both using conveyor systems designed by the German supplier AFT with 60 line stations in total, as well as handling devices for heavy parts from Dalmec Company and filling equipment from Durr of Germany.

•	Testing. The finishing and testing equipment is located in the second area of the assembly workshop. A wide range of special equipment used in BMW Group’s plants worldwide is used to test 100% of the cars produced.
Raw Materials and Components
     Raw Materials. To ensure its supply of high-quality domestic raw materials, components and spare parts, Shenyang Automotive has established stable relationships with approximately 320 suppliers in China as of December 2007. Shenyang Automotive sources the majority of its important components and raw materials from at least two different suppliers to ensure availability and increase competition among suppliers. In 2007, approximately 44.8% of Shenyang Automotive’s components sourcing was handled through Brilliance China Automotive’s subsidiaries and associated companies.
     Steel is the principal raw material for Brilliance China Automotive’s products. Shenyang Automotive purchases steel predominantly through the use of supply contracts. Since steel represented only approximately 5.5%, 5.0% and 3.6% of the total cost of goods sold for the Hiase minibus, Granse minibus and the Zhonghua sedans in 2007, respectively, the impact of rising steel prices on Shenyang Automotive’s overall production costs was not significant. Furthermore, this increase in the costs for steel was offset by decreases in the costs of components due to a decrease in prices of the minibus components used in the minibuses and the domestically produced components used in the Zhonghua sedans.
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
     The domestic component content of the deluxe minibuses is currently 90% for the Hiase model and 85% for the Granse model. Previously, the principal components of the Hiase deluxe model imported from Toyota were the engines. Shenyang Automotive has developed deluxe minibuses (Hiase model) that utilize Mitsubishi engines made by Shenyang Aerospace in order to offer a greater variety of products to its customers. Instead of using imported Toyota engines, Shenyang Automotive has already installed Mitsubishi engines in most of the deluxe minibus (Hiase model) units. As a result, the domestic component content of the deluxe minibuses has increased.
     The mid-priced minibus uses almost 100% domestic parts and the domestic component content of the Zunchi and Junjie is over 90%. Brilliance China Automotive calculates domestic component content by “looking through” larger components, such as engines, produced by domestic Chinese entities to determine the percentage of such component’s own components that were manufactured outside China.

     Because certain components are imported from Toyota and other suppliers in Japan and Europe, the availability of foreign exchange, exchange rates, import restrictions and the level of import duties may affect the availability of certain components and Shenyang Automotive’s costs of production. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     Shenyang Automotive is required to pay import duties on imported automobile components. Shenyang Automotive was subject to an average tariff rate of 8.7% on imported components used in both its deluxe minibuses (including Granse minibuses) and Zhonghua sedans in 2007. During 2007, imported components (including steel) comprised approximately 3.3% of the total cost of sales of all minibuses. In addition, imported components comprised 0.3% of the total costs of the Zhonghua sedan during 2007. Changes in foreign currency exchange rates also affect the cost of foreign-manufactured components imported by China’s domestic manufacturers to make larger components, such as engines, which we purchase domestically. The total aggregate import tariffs paid by Shenyang Automotive for 2007 were approximately Rmb 29.7 million (US$4.1 million).
     As a result of China’s accession to the WTO, import tariffs on motor vehicle components decreased and the import tariff on motor vehicle components ranged between 5.0% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% and 10.0% in 2007. A decrease in import tariffs will result in a decrease in the percentage of the total cost of minibuses and sedans that imported components comprise.
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
Mianyang Xinchen
     Mianyang Xinchen, directly and indirectly through Xing Yuan Dong (described below), accounted for 38.4% of Shenyang Automotive’s purchases of parts and components in 2007. Mianyang Xinchen’s principal product is the 2.2-liter 491Q gasoline engine. In 2000, Mianyang Xinchen also began producing the 491QE electronic fuel injection engine on a mass production basis to satisfy the market’s demand for products that can meet new higher emission standards. In 2001, Mianyang Xinchen developed three additional passenger vehicle gasoline engines. As a result, Shenyang Automotive has access to engines suited to a full range of light-duty passenger vehicles. Mianyang Xinchen had annual sales of Rmb 502.1 million in 2007. Shenyang Automotive accounted for 47.7% of Mianyang Xinchen’s overall sales of engines in 2007. Mianyang Xinchen currently manufactures 491Q, 4G24, 495QF, 4R and 4F18 gasoline engines, as well as 493 and DK4 diesel engines. It sold approximately 55,715 engines in 2007. Mianyang Xinchen’s overall annual sales of engines in 2007 decreased by 12% from 2006. Mianyang Xinchen’s current annual production capacity is 180,000 gasoline engines and 40,000 diesel engines. Mianyang Xinchen has invested in and built new engine production lines for its new diesel (code name DK4) and gasoline (code name G10) engines. The DK4 line commenced production in April 2008 and it is expected that the G10 line will be ready for production in early 2009.

     In March 2004, the technology center of Mianyang Xinchen was designated by the PRC governmental authorities as a State-class enterprise technology center, becoming only the second State-class enterprise technology center in the PRC automotive gasoline engine industry.
Ningbo Yuming
     Ningbo Yuming, directly and indirectly through Xing Yuan Dong and Ningbo Brilliance Ruixing (described below), accounted for 1.5% of Shenyang Automotive’s purchases of parts and components in 2007. Ningbo Yuming’s principal products are side windows, floor channels and inner window moldings for minibuses and sedans. Ningbo Yuming had annual sales of Rmb 203.4 million in 2007. Ningbo Yuming intends to further develop front axles for use in different types of light duty vehicles to enlarge its market share in the safety components market. Ningbo Yuming received ISO-9002 accreditation in December 1999 and achieved the TS16949 standard in September 2006 and the E-MARK accreditation in December 2007. Shenyang Automotive, which uses Ningbo Yuming’s products in all of its deluxe minibuses, mid-priced minibuses and Zhonghua sedans, accounted for approximately 95.2% of Ningbo Yuming’s sales in 2007.
Xinguang Brilliance
     Xinguang Brilliance is principally engaged in the manufacture and sale of gasoline engines for use in passenger vehicles and light duty trucks. In 2007, engine purchases by Shenyang Automotive for use in mid-priced minibuses accounted for 51% of Xinguang Brilliance’s total sales revenue, which amounted to Rmb 273.3 million. Xinguang Brilliance currently produces 491Q, 4G20D4 and 4G22D4 gasoline engines and has a production capacity of 80,000 engines per year. It sold approximately 61,666 gasoline engines in 2007.
     Xinguang Brilliance started to further develop upgraded versions of the 491Q engine in 2005. These new 16-valve 4G20D4 and 4G22D4 engines have greater power and are designed to satisfy European III and IV emission standards. They are suitable for use in JinBei minibuses and Zhonghua sedans. Xinguang Brilliance produces these new engines by using part of its existing 491Q facilities, together with a new production line. Capacity for these 4G20D4 and 4G22D4 engines is 60,000 units per year. Xinguang Brilliance sold approximately 26,773 4G20D4 and 4G22D4 engines in 2007.

Xing Yuan Dong, Ningbo Brilliance Ruixing and Mianyang Brilliance Ruian
     Xing Yuan Dong assists Shenyang Automotive in obtaining and developing a reliable supply of domestically produced parts and components. Xing Yuan Dong also facilitates development of locally produced automotive parts and components and acts to improve the quality of these components. When a customized component is needed, Xing Yuan Dong provides potential suppliers with designs and specifications for the customized parts and components required by Shenyang Automotive. These potential suppliers liaise with Xing Yuan Dong and negotiate with Xing Yuan Dong about the details of production. Xing Yuan Dong then selects appropriate suppliers and offers technical assistance and cost evaluations. Xing Yuan Dong continuously strives to reduce the number of Shenyang Automotive’s suppliers, lower costs, increase the efficiency and commitment of the remaining suppliers, streamline the component purchasing process and ensure a steady supply of high quality components. In 2001, Xing Yuan Dong, in order to maintain its preferential tax treatment from the PRC government, also began manufacturing automotive components for Shenyang Automotive. In 2007, 99.1% of Xing Yuan Dong’s sales were to Shenyang Automotive.
     Ningbo Brilliance Ruixing was established on June 9, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components between Ningbo Yuming and Shenyang Automotive. In 2007, 96.0% of Ningbo Brilliance Ruixing’s sales were made to Shenyang Automotive and 50.8% of Ningbo Brilliance Ruixing’s purchases were from Ningbo Yuming. Beginning in 2001, Ningbo Brilliance Ruixing also began manufacturing automotive components for Shenyang Automotive. Ningbo Brilliance Ruixing’s principal products are front axles, mirrors and suspensions.
     Mianyang Brilliance Ruian was established on July 3, 2000 as a wholly owned subsidiary of Brilliance China Automotive to facilitate the trading and development of automotive components for Mianyang Xinchen. In 2007, 4.2% of Mianyang Brilliance Ruian’s sales were made to Mianyang Xinchen and 87.4% of Mianyang Brilliance Ruian’s sales of its manufactured automotive components were made to Shenyang Automotive through Xing Yuan Dong. In 2001, Mianyang Brilliance Ruian also began manufacturing automotive components for Shenyang Automotive.
Shenyang Aerospace
     Shenyang Aerospace was formed for the purpose of manufacturing the 2.0-liter, 122 horsepower and the 2.4-liter, 130 horsepower Mitsubishi gasoline engines. Shenyang Aerospace commenced trial operation in March 1999. Shenyang Automotive uses these engines in its deluxe minibuses and in the Zhonghua sedans. In addition, Shenyang Aerospace’s engines are also sold domestically to other passenger vehicle producers. Mitsubishi Motors Corporation, or MMC, Mitsubishi Corporation, China Aerospace Automotive Industry Group Co., MCIC Holdings Sdn. Bhd. and Shenyang Jianhua own equity interests of 25.0%, 9.3%, 30.0%, 14.7% and 21.0% respectively, in Shenyang Aerospace. Pursuant to a share transfer agreement dated September 29, 2005, Shenyang Jianhua agreed to sell to MMC 2% interests in Shenyang Aerospace. The transfer has yet to be approved by the relevant authorities in the PRC. Upon the completion of the transfer, each of Shenyang Jianhua and MMC will own equity interests of 19.0% and 27.0% in Shenyang Aerospace, respectively. After the acquisition of additional shares of JinBei and the receipt of approvals from relevant PRC authorities for the transfer, Brilliance China Automotive’s effective interest in Shenyang Jianhua will increase to 71.1% and consequently Brilliance China Automotive’s effective interest in Shenyang Aerospace will increase to approximately 13.5%.

Brilliance Dongxing and Xingchen Automotive Seats
     In December 2001, Brilliance China Automotive entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited, or Key Choices, at a consideration of approximately Rmb 278.2 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Brilliance Dongxing and a 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd., or Xingchen Automotive Seats. Brilliance Dongxing is a foreign-invested enterprise established in the PRC whose principal products are automotive components for use in passenger vehicles. In 2007, Brilliance Dongxing had annual sales of approximately Rmb 299.3 million and about 99.4% of its sales were to Shenyang Automotive and Xing Yuan Dong. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 that formerly was principally engaged in the manufacturing of automotive seats. However, Xingchen Automotive Seats ceased its operations in the second half of 2002.
Shenyang Automotive Engine Plant
     In 2004, Shenyang Automotive invested in a new engine plant located in the Shenyang Economic and Trade Development Zone. Construction on this plant was completed in December 2004 and the plant occupies 280,000 square meters of land, with a building size of approximately 64,000 square meters and a main workshop area of 52,000 square meters. FEV Motorentechnik GmbH provided certain technologies relating to engine production, and most of the required equipment was imported from Germany.
     The first product currently under development at this plant is a four-cylinder, 16-valve multiple injection 1.8TCI turbo-charged engine for sedans. This engine will form the core of the new Brilliance China Automotive family of engine products and serve as the basis for expanding the size of engines used in Shenyang Automotive sedans from 1.6 liters to 2.0 liters. The development of 1.8-liter engines began in 2005, and trial production commenced in 2006. Zunchi and Junjie sedans that are equipped with the 1.8-liter engines were launched to the market in March 2007. Production of sedans with 1.8-liter engines began in the second half of 2007.
     The engines are mainly manufactured for use in Zhonghua sedans and the minibuses, but are also open for sale to third party automotive manufacturers both domestically and abroad. The targeted capacity for the first phase of development is 50,000 engines per year, with two subsequent phases having targeted capacity of 100,000 and 200,000 engines per year, respectively. A total investment of Rmb 1,085 million has been made during the first phase of development. The second phase is expected to be completed in 2010 and will require a total investment of approximately Rmb 150 million. The estimated total investment for the third phase is approximately Rmb 290 million. The intellectual property rights over the engines developed are owned by Brilliance China Automotive.

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
Shenyang Chenfa Automobile Component Co., Ltd.
     Shenyang ChenFa Automobile Component Co., Ltd., or Shenyang Chenfa, is a wholly foreign-owned enterprise held by Brilliance China Automotive, with a registered capital of US$8.0 million and a total investment of US$8.4 million. Its scope of business is the production and sale of powertrains and automotive components. Shenyang Chenfa was established in June 2003. The main product of Shenyang Chenfa is powertrains for Harbin DongAn engines used in the Zhonghua sedan, of which it is capable of producing 125,000 units of powertrains per year. This line has been in operation since March 2004. It also has an engine manifold production line and a camshaft production line with a capacity of 25,000 units per year. Shenyang Chenfa is also responsible for purchasing engine management systems and other automotive components for Brilliance China Automotive.
Sales and Marketing
     The following tables set forth by vehicle model for the years 2005 through 2007 the number of Shenyang Automotive minibuses and sedans and BMW Brilliance sedans sold and the percentage of unit sales represented by each model:

	2005		2006		2007
	Units		Units		Units
	Sold	%	Sold	%	Sold	%
Shenyang Automotive
Deluxe minibus	9,940	14.4	14,196	11.0	13,898	7.8
Mid-priced minibus	50,060	72.6	52,049	40.5	59,517	33.0
Zhonghua sedan	9,000	13.0	62,281	48.5	106,770	59.2

Total	69,000	100.0	128,526	100.0	180,185	100.0

BMW Brilliance
BMW sedan	17,501	100.0	23,600	100.0	32,100	100.0

     Shenyang Automotive’s marketing department is divided into two teams: Zhonghua and JinBei, each supervised by its respective sales manager. Each team’s marketing activities are conducted primarily through a regionalized sales program divided into six major sales regions, each headed by an experienced senior executive. Provision of after sales services are also divided into the same six regions. The Zhonghua team is responsible for the Zhonghua sedans, while the JinBei team is responsible for the minibuses. The sales network covers about 30 provincial regions. Shenyang Automotive implements a commission compensation package for its sales personnel and rewards with bonuses its non-sales personnel who develop customer leads that result in sales. The retail prices and commission scales are both nationally unified by Shenyang Automotive, thereby preventing cross-regional sales and price competition. Shenyang Automotive’s minibuses and Zhonghua sedans are marketed through its nationwide sales network as well as annual automobile industry trade shows and at special sales shows sponsored by JinBei and Shenyang Automotive. Approximately 97.5% of Shenyang Automotive’s 2007 unit sales of both minibuses and sedans were made to its distributors and approximately 2.5% of both were made directly to customers.
     Shenyang Automotive’s sales in China have been supported by a substantial network of approximately 197 minibus distributors, including approximately 93 exclusive minibus distributors, and approximately 217 sedan distributors, as well as approximately 352 after-sales service centers for minibuses and approximately 258 for sedans. Shenyang Automotive also continued to implement its 4S sales center system, with sales, service, spare parts and surveys offered by the same dealership outlet. As of December 31, 2007, Shenyang Automotive had approximately 102 dealership outlets for minibuses, and approximately 200 dealership outlets for sedans, which had achieved the 4S dealership standard.
     Shenyang Automotive’s minibus and sedan sales were generally made on a cash basis in 2007. However, credit is generally offered to a few large customers following a financial assessment and an established payment record. Credit terms are generally between 30 to 90 days and security in the form of guarantees or bank notes is obtained from major customers. Designated staff monitors accounts receivable and follow up regarding payment collections. Customers considered to be of high credit risk are required to make payment in full on a cash basis. In addition, in order to incentivize customers and facilitate sales, Shenyang Automotive also accepts three-month to six-month bank-endorsed notes as payment for its minibuses and sedans.
     Shenyang Automotive has 5 regional distribution centers in order to shorten delivery lead-times and to increase cost efficiencies. Also, by utilizing transportation methods such as trucking, rail and shipping, Shenyang Automotive ensures that most vehicles are not driven until they reach the end users. In 2007, all finished products were delivered to customers with zero mileage.

     The following table sets forth the geographic breakdown of Shenyang Automotive’s minibus and sedan unit sales throughout China for the years 2005 through 2007:

	2005				2006				2007
	Minibuses		Sedans		Minibuses		Sedans		Minibuses		Sedans
Province/Municipality	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Beijing	10,395	17.3	453	5.0	10,480	15.8	5,201	8.4	12,131	16.5	12,457	11.7
Guangdong	7,107	11.8	467	5.2	7,959	12.0	6,114	9.8	10,586	14.4	9,553	9.0
Liaoning	6,461	10.8	1,650	18.3	7,113	10.7	15,089	24.2	10,344	14.1	15,058	14.1
Shanghai	6,347	10.6	141	1.6	7,509	11.3	3,130	5.0	6,577	9.0	4,519	4.2
Jiangsu	3,915	6.5	138	1.5	4,899	7.4	3,934	6.3	3,919	5.3	6,120	5.7
Zhejiang	2,578	4.3	88	1.0	2,955	4.5	3,319	5.3	2,798	3.8	5,735	5.4
Shandong	2,313	3.9	296	3.3	2,377	3.6	4,593	7.4	2,448	3.3	7,941	7.4
Tianjin	1,468	2.4	185	2.1	1,596	2.4	974	1.6	1,464	2.0	3,034	2.8
Heilongjiang	1,079	1.8	94	1.0	1,337	2.0	1,051	1.7	1,406	1.9	3,377	3.2
Hebei	1,187	2.0	44	0.5	1,621	2.5	1,387	2.2	1,545	2.1	3,422	3.2
Hubei	1,136	1.9	53	0.6	1,333	2.0	830	1.3	1,071	1.4	1,808	1.7
Hunan	1,125	1.9	275	3.1	1,141	1.7	1,510	2.4	1,098	1.5	2,224	2.1
Shaanxi	958	1.6	126	1.4	1,064	1.6	1,090	1.7	993	1.3	1,942	1.8
Henan	1,285	2.1	207	2.3	1,287	1.9	1,297	2.1	1,052	1.4	3,424	3.2
Sichuan	1,007	1.7	623	7.0	1,369	2.1	1,631	2.6	1,356	1.9	5,815	5.4
Shanxi	922	1.5	143	1.6	1,064	1.6	1,062	1.7	805	1.1	2,077	1.9
Fujian	824	1.3	98	1.1	1,067	1.6	1,288	2.1	1,136	1.6	1,157	1.1
Jilin	950	1.6	55	0.6	971	1.5	625	1.0	1,050	1.4	1,264	1.2
Chongqing	476	0.8	232	2.6	909	1.4	1,364	2.2	785	1.1	1,888	1.8
Xinjiang	830	1.4	90	1.0	693	1.0	672	1.1	623	0.9	1,670	1.6
Yunnan	551	0.9	90	1.0	841	1.3	841	1.4	1,044	1.4	1,797	1.7
Anhui	663	1.1	101	1.1	847	1.3	894	1.4	711	1.0	1,921	1.8
Guangxi	478	0.8	30	0.3	463	0.7	564	0.9	336	0.5	1,099	1.0
Jiangxi	396	0.7	120	1.3	398	0.6	428	0.7	367	0.5	562	0.5
Inner Mongolia	414	0.7	92	1.0	619	0.9	794	1.3	574	0.8	1,334	1.2
Guizhou	161	0.3	110	1.2	276	0.4	545	0.9	302	0.4	1,032	1.0
Hainan	1,519	2.5	31	0.3	123	0.2	229	0.4	745	1.0	162	0.2
Other(1)	3,455	5.8	2,968	33.0	3,934	6.0	1,825	2.9	6,149	8.4	4,378	4.1

Total	60,000	100.0	9,000	100.0	66,245	100.0	62,281	100.0	73,415	100.0	106,770	100.0

(1)	Gansu, Ningxia, Tibet and Qinghai as well as export to other countries.
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

     Approximately 9.9% of consolidated revenues in 2007 were generated from Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd. and Shanghai Shenhua Industrial Co., Ltd.) or Shanghai Shenhua. Shanghai Shenhua is an affiliate of Brilliance China Automotive that serves as the principal distributor of Shenyang Automotive’s products mainly in the Yangtze River Delta and Shanghai. Shanghai Shenhua operates under substantially the same commercial terms and arrangements with Shenyang Automotive as its other third party distribution agents. In addition, Liaoning Zheng Guo Investment Development Company Limited is acting as a regional agent for the entire range of automobiles manufactured by Shenyang Automotive for certain regions in the PRC.
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
     In 2007, Shenyang Automotive spent approximately Rmb 152.2 million (US$20.9 million) on overall advertising, consisting primarily of Internet, television and print advertising.
Competition
     The Chinese minibus manufacturing industry is highly fragmented and competitive. According to the China Automotive Industry Newsletter, in 2007, approximately 42 manufacturers sold an aggregate of 179,437 minibuses. The top five manufacturers sold an aggregate of 144,628 minibuses during the same period. Significant competitive factors in the industry include price, quality, reliability and customer service. Brilliance China Automotive believes that Shenyang Automotive is competitive in all of these respects, and particularly in terms of quality, although Shenyang Automotive has experienced competition in recent years from other manufacturers producing lower priced, mid-range minibuses.
     The Chinese sedan manufacturing industry is also very competitive and fragmented. According to the China Automotive Industry Newsletter, the top five brands account for 40.8% of the overall market based on unit sales volume in 2007. New models are being introduced on an increasingly rapid basis as the number of new entrants into the market has also increased. Unit sales of sedans totaled 4,726,617 units in 2007, making sedans the largest segment of the Chinese automotive market, accounting for 53.8% of the overall market. Sedans are widely expected to continue to be the fastest growing segment of the Chinese automobile market over the next few years. However, while vehicle ownership is expected to continue to increase steadily in China as a result of increasing individual disposable income, there is also expected to be increasing pricing pressure as tariff rates decline and competition continues to grow from domestic, foreign and foreign-invested sedan manufacturers.
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

     Effective January 1, 2002, the PRC reduced its import tariffs on motor vehicles and automotive components. As a result, import tariffs on automotive components have decreased, from as high as 120% in January 1992, to between 5% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% to 10.0% in January 2007. In addition, in 2005, tariffs became fixed at 30% for all motor vehicles. These tariffs were further reduced to 28% in January 2006 and 25% in July 2006. Such reductions in tariffs and import restrictions could potentially increase the competition Brilliance China Automotive will face from foreign manufacturers.
     Shenyang Automotive’s main competitors in the Chinese minibus and sedan market include, but are not limited to, the following:
Minibus
•	Southeast Motors. Southeast Motors is currently 25% owned by Taiwan China Motor Industry Corporation, 50% owned by Fujian Motor Industry Group Company and 25% owned by Mitsubishi Motors Corporation. Southeast Motors has launched over thirty different models of light passenger vehicles (including minibuses) under the Delica and Freeca brand names and also launched the MPV in 2004. Southeast Motors had an annual production capacity of 60,000 minibuses. According to Qing Xing Che Yao Wen, a publication issued by China’s Light Car Market Analysis Association, Southeast Motors’ sales volume in 2007 was 14,406 minibuses, representing a 90.7% increase from 7,555 minibuses in 2006. Delica series includes seven-, eight- and eleven-seat ordinary, luxury and super luxury models and is currently priced between Rmb 79,800 to Rmb 199,800.

•	Nanjing Iveco. In 1996, Italy’s Fiat Auto Company and Yuejin Group established Nanjing Iveco Automotive Company, Ltd., a 50-50 equity joint venture, for the manufacture of 33 models of five-ton passenger, goods and off-road vehicles in the Iveco S series. Models currently in production include the A30, A40 and A49 passenger vehicles, as well as a separate series of goods vehicles. Nanjing Iveco has an annual production capacity of 60,000 vehicles. According to Qing Xing Che Yao Wen, in 2007, Nanjing Iveco sold 24,900 vehicles, representing an 24.1% increase from 20,060 minibuses in 2006. Its minibuses are currently priced between Rmb 99,900 to Rmb 256,000.

•	Jiangling Motors. Jiangling Motors Co., Ltd. of Jiangxi Province was established in 1993. Its second largest shareholder is currently Ford Motor Company in the United States. Jiangling Motors produced China Transit, a Ford brand minibus, light trucks and pick-ups. At present, China Transit is available in 15-seat, 12-seat and 9-seat versions. According to Qing Xing Che Yao Wen, in 2007, Jiangling Motors sold a total of 26,576 minibuses, representing a 15.4% increase from 23,029 vehicles in 2006. Production capacity was approximately 100,000 per year. Its minibuses are currently priced between Rmb 114,800 to Rmb 193,600.

Zhonghua Sedan
     Brilliance China Automotive considers the following companies to be its main competitors in the market for sedans with engine size between 1.8 liters to 2.4 liters and priced between Rmb 80,000 and Rmb 210,000:
•	First Auto Works Group of the PRC. First Auto Works is one of the largest automotive companies in the PRC. First Auto Works’ Hongqi sedan was launched in 2001 and is considered one of the PRC government’s showcase PRC-made sedans. First Auto Works introduced the Besturn 2.0-liter and 2.3-liter sedans in August 2006, with selling prices from Rmb 129,800 to Rmb 208,800. According to the monthly report issued by China’s Association of National Passenger Vehicle Market Information, First Auto Works sold 23,279 Besturn sedans in 2007, compared to 5,930 Besturn sedans sold from August 2006 to December 2006.

•	Shanghai Volkswagen Automotive. Shanghai Volkswagen Automotive was one of the original state-designed automobile manufacturers in the PRC. It is currently 50% owned by Volkswagen AG of Germany and 50% owned by Shanghai Automotive Industry Corp. It still holds a dominant share of the PRC sedan market and competes with the Zhonghua sedan through the Santana 3000 sedans. The Santana 3000 has a 1.78-liter engine and sells for between Rmb 96,800 to Rmb 118,800. According to the monthly report issued by China’s Association of National Passenger Vehicle Market Information, in 2007, Shanghai Volkswagen Automotive sold 101,769 units of Santana 3000 sedans representing a 23.2% increase from the 82,617 units in 2006.

•	Beijing Hyundai. Beijing Hyundai was established in 2002 as a 50-50 joint venture between Beijing Auto Investment and Hyundai Motor Co. of South Korea. It currently produces and sells the Sonata 2.0-liter, Sonata 2.5-liter and Sonata 2.7-liter, and the Elantra 1.6-liter and 1.8-liter models. The Sonata 2.0-liter sells for approximately Rmb 123,800 to Rmb 161,800. The Elantra 1.8-liter sedan sells for approximately Rmb 112,500 to Rmb 122,500. According to the monthly report issued by China’s Association of National Passenger Vehicle Market Information, in 2007, Beijing Hyundai sold 25,566 units and 120,606 units of the Sonata 2.0-liter and the Elantra, respectively, representing a decrease of 31.1 % and 28.9%, respectively, from that of 37,095 and 169,716 respectively, in 2006.
     Brilliance China Automotive believes that the Kubao coupe currently does not have domestic competitors. Although MG has announced plans to produce coupes with 1.8-liter engines ranging from Rmb 250,000 to Rmb 266,000, sales have not yet begun. Kubao’s main foreign competitor is Hyundai Motor Co.’s 2.0-liter FX coupe with a sales price of approximately Rmb 183,800. According to the Cheliang Guanli Suo of the PRC (the Vehicle Management Station of the PRC), 3,466 units of the FX coupe were sold in the PRC in 2007.
BMW Sedans
     Brilliance China Automotive currently considers the Audi and Mercedes-Benz sedans produced by FAW Volkswagen and Beijing Benz Daimler Chrysler Auto Co. Ltd., respectively, as well as the Japanese imported Lexus sedans to be its closest competitors in the domestic market for high-end luxury cars in terms of quality, craftsmanship, price, performance and technology.

•	FAW Volkswagen. FAW Volkswagen is 10% owned by Audi AG, 30% by Volkswagen AG and 60% by First Auto Works of China. FAW Volkswagen produces and sells the Audi A4 and A6 sedans and the Volkswagen Jetta and Bora sedans in the PRC. FAW Volkswagen’s Audi sedans have a dominant share of the PRC’s premium sedan market because of its strong sales to the PRC government. FAW Volkswagen sold 61,686 and 73,404 units of Audi A6 sedans in 2006 and 2007, respectively. The Audi A4 sedan was formally launched in the PRC market in 2003 and had a total sales volume of 15,536 and 19,764 in 2006 and 2007, respectively. A new Audi A6 was launched in June 2005. The Audi A4 sedan currently sells for between Rmb 274,900 and Rmb 343,400, and the new Audi A6 sedan sells for between Rmb 347,200 and Rmb 853,300.

•	Beijing Benz. Beijing Benz Daimler Chrysler Auto Co. Ltd., or Beijing Benz, a 50-50 joint venture between Daimler Chrysler and Beijing Automotive Industry Holding Company, obtained a license to produce the Mercedes-Benz C-Class and E-Class sedans in the PRC in August 2005. Beijing Benz launched its domestically produced models of E280 and E200K in December 2005. These E-Class sedans currently are sold for between Rmb 498,000 and Rmb 638,000 in the PRC. The vehicles are produced in a new facility in Beijing with initial production capacity of 20,000 units per year. The domestically produced C-Class sedan was launched in March 2008 in the PRC, and currently sells for between Rmb 378,000 and Rmb 478,000.

•	Lexus. Lexus sedans are imported from Japan by Toyota Motor (China) Investment Co., Ltd. In 2007, the sales volume of Lexus in China was 28,839 units. The new IS and ES models were introduced into the PRC in August 2006 and sales of these two models in 2007 was 19,837 units. The ES350 currently sells for between Rmb 472,000 and Rmb 552,000 and the IS300 currently sells for between Rmb 435,000 and Rmb 515,000.
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

     In 2007 and 2008, the PRC government issued various policies regarding automobile emissions and fuel consumption. In addition, measures were also introduced to regulate certain battery powered or hybrid powered electric vehicles, also known as alternative fuel vehicles. Effective November 1, 2007, there will not be any special regulations governing advanced or developed technology alternative fuel vehicles. However, the initial production of early-stage alternative fuel vehicles will be strictly regulated, with restrictions on the quantity, geographic area and terms of production. In addition, although the production of alternative fuel vehicles using developing technologies are permissible, the use of such products will be subject to certain limitations.
Quality Control
     As a result of technical and managerial training from Toyota and technical assistance from BMW, Shenyang Automotive has adopted a highly regimented production quality management system for its minibuses and sedans. This two-fold system concentrates both on the quality of the raw materials and other production inputs and on the production process itself. In the production process, the focal point of quality control is the production line worker, who undergoes extensive training and testing to ensure that he or she performs the assigned task to the highest quality standards and is qualified and able to determine on his or her own whether or not the product meets the required specifications. In addition, Shenyang Automotive’s specialized quality control engineers are present at each step of the production process, with 38, 35 and 30 separate quality inspection points for Hiase minibuses, Granse minibuses and Zhonghua sedans, respectively.
     In addition, Shenyang Automotive has established a quality improvement unit to supervise and monitor after-sales service centers in major regional sales bases, such as Guangzhou, Shanghai and Beijing, which also serve as channels for information feedback on product quality. Designated personnel are assigned to follow-up on finding remedies for recurring quality issues in a timely manner.
     Shenyang Automotive was granted the internationally recognized ISO-9001-94 quality system certificate in October 1995, making it the first major automobile manufacturer in China to be awarded such certificate. Shenyang Automotive has successfully obtained recertification in each subsequent year by demonstrating a continued commitment to upholding among the highest quality standards in China’s automobile industry. Since the second half of 2006, Shenyang Automotive has applied the TS16949 quality system introduced by the international automobile industry for the major automobile components, replacing the QS9000 and VAD6.1 accreditations (which are not specific to the automobile industry) it previously had. By applying the TS16949 system, Shenyang Automotive believes that its products will be further recognized in the international markets. To date, approximately 268 of Shenyang Automotive’s approximately 320 component suppliers have achieved TS16949 certification and approximately 53 are accredited by ISO-9000.

After-Sales Service
     In 2007, Shenyang Automotive’s minibuses were sold with a 24-month or 50,000 kilometers (18-month or 30,000 kilometers for minibuses sold in 2002 and 2001) first-to-occur limited warranty. The Zhonghua sedans were sold with a 36-month or 60,000 kilometers (24-month or 40,000 kilometers for sedans sold in 2002) first-to-occur limited warranty. In addition to these basic limited warranties, during 2003 Shenyang Automotive also offered customers a broader warranty for its Zhonghua sedans. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty; thereafter, customers must pay for all parts and labor. Since December 2004, Zunchi sedans were sold with a 10-year or 200,000 kilometers first-to-occur limited warranty on key components. Since 2006, Junjie sedans and, since 2007, Kubao coupes were sold with a 36-month or 60,000 kilometers first-to-occur limited warranty. In 2007, total warranty costs for minibuses and sedans sold during the year were approximately Rmb 29.8 million (US$4.1 million) and Rmb 44.2 million (US$6.1 million), respectively.
     There are approximately 352 and approximately 258 service centers for Shenyang Automotive minibuses and sedans throughout China, with centers clustered in areas that match distribution patterns of the vehicles. Such centers have been granted authority by Shenyang Automotive to service its minibuses and sedans, including the provision of repair services and the sale of spare parts. This extensive service network has enabled Shenyang Automotive to adopt its current policy of resolving routine customer complaints in all provincial capitals and major cities within 24 hours and major problems within three days.
     To improve customer service, Shenyang Automotive continually reevaluates its existing distributors based on certain criteria, including financial soundness, customer service capabilities and customer complaint record. Shenyang Automotive has also implemented a more advanced “4S” sales center system, with sales, service, spare parts and survey offered by the same dealership outlet. As of the end of 2007, Shenyang Automotive had approximately 102 and approximately 200 4S dealership outlets for its minibuses and sedans.
     BMW Brilliance currently has over 90 distributors, which are mainly located in first tier cities in China. The number of distributors is expected to increase to over 120 by the end of 2008. Like Shenyang Automotive, BMW Brilliance has implemented the more advanced 4S sales center system.
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

     On January 1, 2000, the cities of Beijing and Tianjin, as well as Yunnan Province, put into effect emission standards that were significantly stricter than the then prevailing gasoline vehicle emission standards. Since then, these emission standards have been adopted nationwide. Shenyang Automotive’s electronic fuel injection minibus, introduced in 1999, passed the emission standards tests at the China National Automobile Testing Center in Tianjin in October 1999. In 2001, Shenyang Automotive began to install multiple electronic fuel injection engines, which are currently used in all of Shenyang Automotive’s mid-priced minibuses. With the installation of this engine in the mid-priced minibus, currently all of Shenyang Automotive’s minibuses meet European II emission standards. All Zhonghua and BMW sedans also meet these emission standards. In 2004, the Chinese government began to encourage its vehicle manufacturers to meet the European III standards. Since March 2007, all the Zhonghua sedans, Granse minibuses, Hiase minibuses and BMW sedans met the European III emission standards. Currently, some Zhonghua sedans, Granse minibuses and Hiase minibuses meet the European IV emission standards.
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
Organizational Structure
     The following table lists information concerning the subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2007:

		Effective
		Interest held by
	Jurisdiction of	Brilliance China
Name of Companies	Incorporation	Automotive
Subsidiaries

Shenyang Brilliance JinBei Automobile Co., Ltd.	China	51.0%
Ningbo Yuming Machinery Industrial Co., Ltd.	China	100.0%
Shenyang XingYuanDong Automobile Component Co., Ltd.	China	100.0%
Shenyang Jianhua Motors Engine Co., Ltd.	China	60.8%
Ningbo Brilliance Ruixing Auto Components Co., Ltd.	China	100.0%
Mianyang Brilliance Ruian Automotive Components Co., Ltd.	China	100.0%
Shenyang JinBei Automotive Industry Holdings Co., Ltd.	China	99.0%
Shenyang XinJinBei Investment and Development Co., Ltd.	China	100.0%
Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	China	100.0%
Shenyang Jindong Development Co., Ltd.	China	75.5%
Shenyang ChenFa Automobile Component Co., Ltd.	China	100.0%
Shanghai Hidea Auto Design Co., Ltd.	China	63.3%
Shenyang Brilliance Power Train Machinery Co., Ltd.	China	75.0%
China Brilliance Automotive Components Group Limited	Bermuda	100.0%
Southern State Investment Limited	BVI	100.0%
Beston Asia Investment Limited	BVI	100.0%
Pure Shine Limited	BVI	100.0%
Key Choices Group Limited	BVI	100.0%
Brilliance China Automotive Finance Ltd.	BVI	100.0%
Brilliance China Finance Limited	BVI	100.0%

Jointly Controlled Entities
Mianyang Xinchen Engine Co., Ltd.	China	50.0%
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	China	50.0%
BMW Brilliance Automotive Ltd.	China	49.5%

Associated Companies
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	China	12.8%
Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd.	China	48.0%

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
     The eastern parcel covers 854,000 square meters, including Shenyang Automotive’s and BMW Brilliance’s production facilities. Shenyang Automotive’s minibus facility currently has a production capacity of 120,000 minibuses. This facility is specially designed for the manufacture and assembly of minibuses and consists of four workshops. The stamping and assembly workshops for minibuses currently have annual production capacities of 120,000 units. The welding and painting workshops currently have annual production capacities of 120,000 units.
     In 2003, Shenyang Automotive completed the construction of new manufacturing facilities for sedans (including the Zhonghua sedan), which has a production capacity of 100,000 units, based on two shifts per day, and 130,000 units, based on three shifts per day. The new manufacturing facilities are located adjacent to Shenyang Automotive’s previously existing minibus production facilities in the eastern parcel and include new pressing, welding, painting and final assembly lines. Dies and other key production equipment were purchased from leading European equipment manufacturers for the Zhonghua sedan. The total costs for completion of this expansion project were approximately US$250.0 million, including new equipment, construction costs and other expenditures, but excluding the design costs for the sedans. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.” In early 2008, production lines were added to Shenyang Automotive’s manufacturing facilities to enable the production of the Junjie FRV.

     Certain workshops in these manufacturing facilities are currently shared with BMW Brilliance, including part of a welding workshop for the BMW sedans, all of the painting facilities, and part of the Zhonghua sedan assembly shop, which is currently used by BMW Brilliance to test BMW sedans.
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
     For additional information on the history and development of Brilliance China Automotive, see “Item 4 — Information on the Company — History and Development of Brilliance China Automotive.”
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

     On June 7, 2006, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), issued zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million (equivalent to approximately Rmb 1,460.8 million at the time of issue). These bonds are guaranteed by Brilliance China Automotive and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 of Brilliance China Automotive at an initial conversion price of HK$1.93 per share at any time from July 6, 2006 to May 8, 2011, unless the bonds have previously been redeemed or matured. Brilliance China Finance Limited may redeem the convertible bonds in whole but not in part in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds) during the period from June 7, 2008 to May 8, 2011. In addition, each holder will have the right, at the option of the holder, to redeem in whole but not in part the convertible bonds at 122.926% of their principal amount on June 7, 2009. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011. As of December 31, 2007, none of the bonds had been repurchased, redeemed or converted into ordinary shares of Brilliance China Automotive. Pursuant to the terms of the bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53, or approximately 79.3% of the initial conversion price, with effect from March 10, 2008. Apart from the adjustment, no changes were made to the terms of the bonds.
Production Volumes and Sales
     Brilliance China Automotive derives its revenues from the sale of minibuses, sedans and automotive components in China. Total sales for the years ended December 31, 2007 and 2006 was Rmb 14,149.1 million and Rmb 10,484.8 million, respectively. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses in 2007.
     The mid-priced minibus continues to be one of Brilliance China Automotive’s most popular and competitive products. Despite increasing competition in China’s automobile industry, Brilliance China was able to maintain its position as the market leader in the minibus market in 2007. Sales of deluxe minibuses, mid-priced minibuses, Zhonghua sedans and components represented 9.5%, 22.9%, 61.9% and 5.7%, respectively, of Brilliance China Automotive’s total sales revenue in 2007. Brilliance China Automotive expects that the minibuses, together with the Zhonghua sedans, will continue to represent a significant proportion of its total revenue.

Costs and Expenses
     The major elements of Shenyang Automotive’s production costs in recent years have been the purchase of automotive components, labor and depreciation and amortization. Shenyang Automotive has significantly lowered its per unit production costs by improving operating efficiency, increasing production volume and increasing the domestic component content ratios of its deluxe and mid-priced minibuses and sedans. As a result, average per unit production costs (including depreciation and amortization) for the deluxe minibuses have been steadily decreasing over the past several years. The domestic component ratio of the Zhonghua sedans also increased from 60% in August 2002 to its current level of over 90%.
     In 2007, total cost of sales increased by 31.0% compared to 2006, primarily due to the increase in unit sales of both the Zhonghua sedans and minibuses. However, in 2007, the average per unit production costs for the Zhonghua sedans and minibuses decreased compared to 2006, mainly as a result of an improvement in production efficiency together with a decrease in unit cost of components as a result of economies of scale. As a result, our overall gross profit margin improved from 5.0% in 2006 to 7.8% in 2007.
     Imported components are generally more expensive than domestically produced components and were subject to import duties that have ranged as high as 120% since January 1992. However, as a result of China’s accession to the WTO in November 2001, import duties on automotive components decreased and were between 5% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% and 10.0% in 2007. In 2004, Shenyang Automotive paid an average tariff of 13.8% and 10.5% on its minibus (including Granse minibus) and sedan components, respectively. In 2005, Shenyang Automotive was subject to an average tariff rate of 9.7% and 12.1% on imported components used in its deluxe minibuses (including Granse minibuses) and Zhonghua sedans, respectively. In 2006, the average tariffs were reduced to 8.2% and 10.4% on imported components for deluxe minibuses and Zhonghua sedans, respectively, and to 8.7% on imported components for both deluxe minibuses and Zhonghua sedans in 2007.
     Shenyang Automotive has successfully increased the domestic component content of its products over the past few years, while at the same time maintaining quality. For example, in 2007, the domestic component content was 90% for the deluxe Hiase minibus, 100% for the mid-price Hiase minibus, 85% for the Granse minibus, 97% for manual transmission Junjie sedans (92% for automatic transmission) and 98% for manual transmission Zunchi sedan (94% for automatic transmission). While Shenyang Automotive will continue its efforts to increase the domestic component content, future improvements in domestic component content for its existing mid-priced and deluxe minibuses (other than the Granse model) is expected to be at a rate slower than in prior years due to an already high domestic component content ratio, and the extent and rate of any corresponding price reductions are expected to be lower than in prior years. Brilliance China Automotive expects to increase the ratio of domestic components in the Granse minibus and the Zhonghua sedan. BMW Brilliance has reached the required domestic component ratio for all of its products and has received final government approval for tariff reduction from 25% to 10% in 2007.

Results of Operations

	Year ended December 31,
	2007	2006	2005
	(Rmb thousands)

Sales to third parties	10,994,675	9,067,505	3,859,151
Sales to affiliated companies	3,154,474	1,417,249	1,609,839

Total Sales	14,149,149	10,484,754	5,468,990
Cost of sales	(13,049,107)	(9,960,587)	(5,011,955)
Gross profit	1,100,042	524,167	457,035
Selling, general and administrative expenses	(1,535,695)	(1,384,718)	(1,195,336)
Interest expense	(203,263)	(177,001)	(182,354)
Interest income	125,470	90,738	60,189
Equity in earnings of associated companies and jointly controlled entities, net	192,261	149,320	48,995
Subsidy income	140,081	50,176	3,139
Other income, net	179,706	106,150	43,650
Impairment loss on intangible assets	—	—	(173,000)
Impairment loss on goodwill(1)	—	(73,343)	(257,720)

(Loss) before taxation and minority interests	(1,398)	(714,511)	(1,195,402)
(Provision) for income taxes	(45,208)	(47,879)	(101,884)
Minority interests	130,332	376,282	625,997

Net income (loss)	83,726	(386,108)	(671,289)

(1)	In 2006, an impairment loss on goodwill of Rmb 73.3 million in relation to one of Brilliance China Automotive’s jointly controlled entities was recognized.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Total sales of Brilliance China Automotive in the year ended December 31, 2007 were Rmb 14,149.1 million (US$1,939.7 million), representing a 34.9% increase from Rmb 10,484.8 million in 2006. The increase in total sales from 2006 to 2007 was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses.
     Total sales of the minibuses and automotive components segment were Rmb 5,394.3 million (US$739.5 million) in the year ended December 31, 2007, representing a 1.9% increase from Rmb 5,295 million in 2006. Sales of the Zhonghua sedans were 8,754.8 million (US$1,200.2 million) in the year ended December 31, 2007, representing a 68.7% increase from Rmb 5,190.1 million in 2006.
     Shenyang Automotive sold 73,415 minibuses in 2007, representing a 10.8% increase from 66,245 minibuses sold in 2006. Of these minibuses sold, 59,517 were mid-priced minibuses, representing a 14.3% increase from 52,049 units sold in 2006. Unit sales of deluxe minibuses decreased slightly by 2.1% from 14,196 units in 2006 to 13,898 units in 2007. Shenyang Automotive sold 106,770 Zhonghua sedans in 2007, representing a 71.4% increase from 62,281 sedans sold in 2006. 33,689 units of the Zhonghua Zunchi model were sold in 2007, representing a 25.2% increase from 26,914 units for 2006. The Junjie model, which was launched in March 2006, recorded sales of 72,502 units during the year, compared to 35,367 units sold during the period from March to December 2006. The new Kubao coupe model was launched in September 2007 and recorded sales of 579 units in the last quarter of the year.
     Cost of sales increased 31.0% from Rmb 9,960.6 million in 2006 to Rmb 13,049.1 million (US$1,788.9 million) in 2007. The increase was primarily due to the increase in the unit sales of both the Zhonghua sedans and minibuses. The average unit cost for both the Zhonghua sedans and minibuses decreased in 2007, mainly due to the improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale. As a result, our overall gross profit margin improved from 5.0% in 2006 to 7.8% in 2007.

     Selling, general and administrative expenses increased by 10.9% from Rmb 1,384.7 million, representing 13.2% of sales in 2006, to Rmb 1,535.7 million (US$210.5 million), representing 10.9% of sales in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses during the year. The selling, general and administrative expenses as a percentage of turnover decreased in 2007 as a result of higher Zhonghua sedan and minibus sales volume achieved in 2007.
     Interest expense net of interest income decreased by 9.8% from Rmb 86.3 million in 2006 to Rmb 77.8 million (US$10.7 million) in 2007, resulting mainly from higher interest income earned from bank deposits and reduced short-term borrowings from last year.
     Net equity in earnings of associated companies and jointly controlled entities increased by 28.8% from Rmb 149.3 million in 2006 to Rmb 192.3 million (US$26.4 million) in 2007. This increase was mainly attributable to the increased profits contributed by BMW Brilliance, our 49.5% indirectly owned jointly controlled entity. Net profits contributed by BMW Brilliance increased by 33.3% from Rmb 106.7 million in 2006 to Rmb 142.2 million (US$19.5 million) in 2007. The BMW joint venture achieved sales of 32,100 BMW sedans in 2007, an increase of 36.0% as compared to 23,600 BMW sedans sold in 2006.
     Subsidy income increased from Rmb 50.2 million in 2006 to Rmb 140.1 million (US$19.2 million) in 2007. The increase was mainly due to the receipt of a new government grant by a subsidiary in 2007.
     Other income net of expenses increased by 69.2% from Rmb 106.2 million in 2006 to Rmb 179.7 million (US$24.6 million) in 2007. The increase was primarily due to increases in foreign exchange gains.
     No impairment loss on goodwill was provided for the year ended December 31, 2007 compared to a provision of Rmb 73.3 million in 2006. The 2006 impairment loss was related to one of Brilliance China Automotive’s jointly controlled entities.
     Loss before taxation and minority interests decreased 99.8% from Rmb 714.5 million in 2006 to Rmb 1.4 million (US$0.2 million) in 2007. Taxation decreased by 5.6% from Rmb 47.9 million in 2006 to Rmb 45.2 million (US$6.2 million) in 2007, resulted mainly from utilization of previously unrecognized tax losses.
     We recognized other comprehensive income of Rmb 33.7 million (US$4.6 million) in 2007, comprising of the fair value adjustment for securities available-for-sale and the share of a jointly controlled entity’s fair value adjustment for hedging derivatives in the amount of Rmb 2.4 million (US$0.3 million) and Rmb 31.3 million (US$4.3 million), respectively. The fair value adjustment for securities available-for-sale during the year represents an increase of 118.2% from Rmb 1.1 million in 2006.
     As a result, we recorded comprehensive income of Rmb 117.4 million (US$16.1 million) in 2007 as compared with a comprehensive loss of Rmb 385.1 million in 2006.

     Basic earnings and dilutive earnings per ADS amounted to Rmb 2.28 (US$0.31) and Rmb 2.27 (US$0.31), respectively, in 2007, as compared to basic and dilutive losses per ADS of Rmb 10.53 in 2006.
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
     Cost of sales increased 98.7% from Rmb 5,012.0 million in 2005 to Rmb 9,960.6 million (US$1,276.3 million) in 2006. The increase was primarily due to the increase in the unit sales of both minibuses and Zhonghua sedans in 2006. However, the average unit costs for both the minibuses and Zhonghua sedans decreased in 2006, mainly due to the improvement in production efficiency and economies of scales together with the decrease in cost of components. Despite the increase in sales and decrease in unit costs, the overall gross profit margin of Brilliance China Automotive decreased from 8.4% in 2005 to 5.0% in 2006. The decrease in gross profit margin resulted mainly from the significant increase in sales of Zhonghua sedans, which did not reach profitability in 2006, as well as a shift in product mix to lower-margin products.
     Selling, general and administrative expenses increased by 15.8% from Rmb 1,195.3 million, representing 21.9% of sales in 2005, to Rmb 1,384.7 million (US$177.4 million), representing 13.2% of sales in 2006. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses in 2006, together with an increase in staff costs. Selling, general and administrative expenses as a percentage of turnover decreased from 21.9% in 2005 to 13.2% in 2006 as the rate of increase in turnover exceeded that of advertising, promotion and marketing expenses in 2006.

     Interest expense net of interest income decreased by 29.4% to Rmb 86.3 million (US$11.1 million) in 2006 from Rmb 122.2 million in 2005, resulting mainly from the increase in interest income from deposits placed with banks and a financial institution.
     Net equity in earnings of associated companies and jointly controlled entities increased 204.7% from Rmb 49.0 million in 2005 to Rmb 149.3 million (US$19.1 million) in 2006. The increase was mainly attributable to the increased profits contributed by BMW Brilliance in 2006. Net profits contributed to Brilliance China Automotive by BMW Brilliance increased by 237.7% from Rmb31.6 million in 2005 to Rmb106.7 million in 2006. The BMW joint venture achieved sales of 23,600 BMW sedans in 2006, an increase of 34.8% as compared to 17,501 BMW sedans in 2005.
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
     We recognized income of Rmb 1.1 million (US$0.1 million) under other comprehensive income compared to a loss of Rmb 27.2 million under other comprehensive loss, representing the fair value adjustment for securities available-for-sale during the year.
     As a result, Brilliance China Automotive recorded a comprehensive loss of Rmb 385.1 million (US$49.3 million) in 2006, compared with a comprehensive loss of Rmb 698.5 million in 2005. Basic loss per ADS amounted to Rmb 10.53 (US$1.3) in 2006 as compared to the basic loss per ADS of Rmb 18.3 (US$2.3) in 2005.
Contingent Liabilities and Outstanding Guarantees
     As of December 31, 2007, Brilliance China Automotive and its subsidiaries had provided the following guarantees:

•	Corporate guarantees of approximately Rmb 60 million (US$8.2 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. Default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2007.

•	Corporate guarantees of bank loans amounting to Rmb 200 million (US$27.4 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2007, drawn by JinBei. Bank deposits of Rmb 213 million (US$29.2 million) were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2007.
     See also “Item 8 — Financial Information — Legal Proceedings” for a discussion of potential contingent liabilities relating to legal proceedings.
Liquidity and Capital Resources
     The following table set forth our outstanding contractual and commercial commitments as of December 31, 2007:

	Payment due by period
	(Rmb thousands)
					More
		Less than			than 5
Contractual Obligations	Total	1 year	1-3 years	4-5 years	years
Notes payable (1)	2,828,373	2,828,373	—	—	—
Notes payable to affiliated companies (2)	207,774	207,774	—	—	—
Convertible bonds (3)	1,752,233	—	1,752,233	—	—
Financing from BMW Brilliance (4)	174,373	40,601	16,445	20,481	96,846
Operating lease obligations (relating to offices and property)	66,519	16,367	10,464	8,392	31,296
Unconditional purchase obligations	718,733	718,733	—	—	—
Total	5,748,005	3,811,848	1,779,142	28,873	128,142

(1)	Approximately Rmb 0.8 billion of the Rmb 2.8 billion notes payable had effective interest rates of 3% to 4%. The remaining Rmb 2 billion notes payable were interest-free.

(2)	Notes payable to affiliated companies are non-interest bearing.

(3)	Included in the amount is a total accreted redemption premium payable on June 7, 2009 of approximately Rmb 327.4 million (US$ 44.9 million). The accreted redemption premium as of December 31, 2007 of approximately Rmb 162.3 million (US$ 22.2 million) was calculated based on the outstanding principal of the convertible bonds using the effective interest method.

(4)	Accrued interest of approximately Rmb 68.0 million was calculated on the outstanding principal using the compound interest method at an effective annual rate of 11.127% on a quarterly basis.
Cash Flows
     As of December 31, 2007, Brilliance China Automotive and its subsidiaries had Rmb 1,373.4 million in cash and cash equivalents, Rmb 518.0 million in short-term bank deposits and Rmb 1,971.7 million in pledged short-term bank deposits, a decrease of Rmb 94.7 million, a decrease of Rmb 98.8 million and an increase of Rmb 346.6 million from its positions as of December 31, 2006, respectively. The decrease in cash and cash equivalents during that period was mainly due to an increase in notes payable which necessitated an increase in pledged deposits.
     Brilliance China Automotive had notes payable of Rmb 3,036.1 million and outstanding short-term bank borrowings of Rmb 370.0 million, but had no long-term bank borrowings outstanding as of December 31, 2007.
     For the year ended December 31, 2007, Brilliance China Automotive recorded net cash provided by operating activities of Rmb 1,338.4 million (US$183.5 million), an increase of Rmb 192.8 million from the amount of Rmb 1,145.6 million net cash provided by operating activities in 2006. The increase was primarily due to:
•	a net profit of Rmb83.7 million (US$11.5 million) in 2007 compared to a net loss of Rmb 386.1 million in 2006; and

•	an increase in notes and accounts payable in the amount of Rmb 2,689.1 million (US$368.6 million) for the year ended December 31, 2007, as compared to an increase of Rmb 1,487.9 million for the year ended December 31, 2006.
     Net cash used in investing activities amounted to Rmb 566.8 million (US$77.7 million) in 2007, a decrease of Rmb 1,081.6 million from Rmb 514.8 million of net cash provided by investing activities in 2006. The decrease was primarily attributable to the increase in pledged short-term deposits of Rmb 346.5 million in 2007 (US$47.5 million) compared to a decrease of Rmb 307.5 million in 2006, an increase in short-term bank deposits of Rmb 98.8 million in 2007 (US$13.5 million) compared to Rmb 437.0 million in 2006, and a decrease of dividend income to Rmb 21.0 million in 2007 (US$2.8 million) from Rmb 81.0 million in 2006.

     Net cash used in financing activities amounted to Rmb 866.2 million (US$118.7 million) in 2007, as compared to net cash used in financing activities of Rmb 1,035.7 million in 2006. This decrease in cash used in financing activities is primarily attributable to Rmb 880.0 million in notes payable in 2007 (US$120.6 million) compared to Rmb 1,002.5 million in 2006, a net cash outflow of Rmb 169.0 million in respect of the redemption of old convertible bonds and issue of new convertible bonds in 2006 but not in 2007, and receipt of government grants of Rmb 112.1 million in 2007 (US$15.4 million) compared to Rmb 30.0 million in 2006. The decrease in cash used in financing activities was partially offset by a smaller increase in amounts due to affiliated companies to Rmb 30.0 million in 2007 (US$4.1 million) from Rmb 102.5 million in 2006, and an increase in net repayment of bank loans of Rmb 130.0 million in 2007 (US$17.8 million) from Rmb 3.5 million in 2006.
Debt Changes
     On June 7, 2006, Brilliance China Automotive, through its wholly owned subsidiary, Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), issued zero coupon guaranteed convertible bonds due 2011 with an aggregate principal amount of approximately US$183.0 million (equivalent to approximately Rmb 1,460.8 million at the time of issue). These bonds are guaranteed by Brilliance China Automotive and are convertible by the holders into fully paid ordinary shares of par value US$0.01 of Brilliance China Automotive at an initial conversion price of HK$1.93 per share at any time from July 6, 2006 to May 8, 2011, unless the bonds have previously been redeemed or matured. Brilliance China Finance Limited may redeem the convertible bonds in whole but not in part in certain circumstances at the early redemption amount (as defined in the Trust Deed constituting the bonds) during the period from June 7, 2008 to May 8, 2011. In addition, each holder will have the right, at the option of the holder, to redeem in whole but not in part the convertible bonds at 122.926% of their principal amount on June 7, 2009. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011. As of December 31, 2007, none of the bonds had been repurchased, redeemed or converted into ordinary shares of Brilliance China Automotive.
     Pursuant to the terms of the convertible bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53, or approximately 79.3% of the initial conversion price, with effect from March 10, 2008. Apart from this adjustment, no change was made to the terms of the convertible bonds. Following this adjustment, the maximum number of ordinary shares that may be issued by Brilliance China Automotive upon full conversion of the convertible bonds based on the adjusted conversion price of HK$1.53 will be 925,484,964 ordinary shares.
     In 2007, Brilliance China Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2007, direct bank borrowings and bank notes payable decreased by 27.1% to Rmb 3,406.1 million (US$466.9 million), a decrease of Rmb 0.7 million from Rmb 2,679.2 million as of December 31, 2006. The bank loans and bank notes payable were either secured by pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. Brilliance China Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.

Capital Expenditures
     Capital expenditures and operating expenses are funded by internal resources, loans and notes payable borrowed by Shenyang Automotive from third parties. Brilliance China Automotive’s capital expenditures were Rmb 308.4 million (US$ 42.3 million) in 2007, an increase of Rmb 4.3 million from Rmb 304.2 million in 2006. Major items of expenditure included costs of building and expanding production facilities, costs of purchasing production equipment for the Junjie FRV, Hiase and new version of the Junjie sedan, and of building the stamping facilities.
Foreign Currency Requirements
     Brilliance China Automotive together with its subsidiaries, associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 3,000.0 million, US$15.0 million and Euro 500.0 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2008. This estimate is based upon the 2008 production plans of Brilliance China Automotive and its subsidiaries, associated companies and jointly controlled entities and the level of domestic content expected for its minibuses and sedans in 2008. Brilliance China Automotive believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2008. In 2007, Brilliance China Automotive received approximately Rmb 341.4 million from its sale of products to the Middle East, Russia and Europe. Under Chinese law, Brilliance China Automotive and its associated companies and jointly controlled entities in China are able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange, based on executed purchase contracts, joint venture agreements, feasibility studies and other documents evidencing the needs and proposed usage of such foreign exchange.
     Exchange rate fluctuations may have a material effect on the financial performance of BMW Brilliance. BMW Brilliance has entered into hedging transactions through exchange contracts for a majority of its Euro-denominated requirements in order to minimize foreign exchange risks.
Research and Development, Patents and Licenses, etc.
     During 2005, 2006 and 2007, Brilliance China Automotive spent Rmb 235.2 million, Rmb 214.0 million and Rmb 402.8 million, respectively, on research and development activities. In 2005, these amounts were primarily used for the development of the new Zhonghua sedan, Junjie and the new 1.8-liter turbo engine. In 2006, these amounts were primarily used for the research and development of new engines and new Hiase minibus projects. In 2007, these amounts were primarily used for research and development of new engines, and the Junjie FRV, Kubao coupe and other models that we may consider producing.
Trend information
     General trends that Brilliance China Automotive expects will have a significant impact on its results of operations in the near future include the following:
•	Increased Demand for Motor Vehicles. The rate of increase in China’s gross domestic product has been one of the highest in the world over the past decade, and this growth has fueled demand for automobiles. In fact, demand in the Chinese automobile industry has been growing over the past several years at a faster rate than the growth in China’s gross domestic product. This trend is expected to have a favorable impact on Brilliance China Automotive’s sales volume for both minibuses and sedans.

•	Competition. As a result of China’s accession to the WTO, domestic production of automobiles (including minibuses and sedans) is expected to continue increasing, particularly through Sino-foreign joint ventures that are being established for this purpose. Formation of new Sino-foreign joint ventures and further investments by foreign auto makers to increase the capacity of existing operations could result in overcapacity and increased domestic competition for Brilliance China Automotive and greater downward pressure on vehicle prices as competitors begin to employ a higher ratio of domestically produced components and as more competitors achieve economies of scale due to increased volume of production.

•	Price. Retail prices in the automotive market are expected to continue to fall as a result of the localization of production and sourcing of components as described immediately above as well as increased competition. A decrease in average selling prices may lower margins and cause industry-wide deterioration of profitability. Any decline in vehicle prices will likely have an adverse effect on Brilliance China Automotive’s sales revenue and profits.
•	Growth, Consolidation and Development. On June 2, 2004, the NDRC issued a new automotive policy for China to encourage consolidation in the industry and further the development and sophistication of the automobile industry in areas such as consumer financing and research and development. The policy acknowledges the success of China’s automobile industry and seeks to encourage this “pillar industry” to foster further growth, particularly of domestically produced and branded products and research and development, through consolidation of smaller, less-efficient manufacturers and increased foreign and domestic investment. By encouraging industry consolidation and establishing clearer guidelines for foreign investment, the policy encourages existing players in the industry to grow and provides incentives for targeted investment from both domestic and foreign sources. On December 26, 2006, the NDRC issued a circular to assess the current PRC automobile industry and developments since the 2004 policy. Consistent with the 2004 policy, the NDRC continues to stress the importance of stable growth and preventing overcapacity in the automobile industry, and to encourage industry consolidation and reorganization among sectors, in particular the components sector. The NDRC also encouraged more research and development be focused on new products, such as environmental friendly models, in order to enhance and upgrade domestic products. The NDRC also imposed, among other things, a requirement that annual sales of automobile manufacturers in China must reach certain levels in order for them to build new manufacturing plants. Given the high capacity utilization rates already achieved at its production plants, Brilliance China Automotive does not expect this policy to restrict its capacity expansion plans in the future.

•	Improvements in China’s Infrastructure. China continues to improve and expand its roadway system. By making automobile travel a more practical and accessible mode of transportation for motorists in China, such improvements in China’s infrastructure will likely add to demand for automobiles.

•	Rising Fuel Prices. China’s fuel prices reached historical heights in June 2008 and may continue to increase. Any further increases in fuel prices will likely have a negative influence on Brilliance China Automotive’s sales volume.
Off-Balance Sheet Arrangements
     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on financial condition, changes in financial condition, revenues or expenses results of operations, liquidity, capital expenditures or capital resources that is material to investors.
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

     Sales represent the invoiced value of goods, net of consumption tax, discounts and returns. Sales are recognized when goods are received by customers and there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectibility of the sales is reasonably assured and the price has been fixed. At the point of receipt of goods, the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of the sales of goods and are recognized as a reduction of sales.
Warranties
     Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers first-to-occur limited warranty. The Zhonghua sedans, which includes the Zunchi, Junjie, Kubao coupe and Junjie FRV models, are sold with a 36-month or 60,000 kilometers first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometers first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty. The costs of the warranty obligation are accrued as selling expenses at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. Actual warranty expense may be different from our estimates.
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
Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two-step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. The adoption of FIN 48 did not impact Brilliance China Automotive’s financial position and net earnings.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement has no material impact on Brilliance China Automotive’s financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement has no material impact on Brilliance China Automotive’s financial statements.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 requires that transactions between an entity and non-controlling interests are treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. Brilliance China Automotive is currently evaluating the effect of SFAS 160 on its consolidated financial statements and results of operation and is currently not yet in a position to determine such effects.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, and combinations achieved without the transfer of consideration. SFAS 141R applies prospectively to business combinations with an acquisition date on or after December 15, 2008. An earlier adoption is not permitted. Brilliance China Automotive is still considering the impact of SFAS 141R, if any, which will depend on the nature and size of business combinations Brilliance China Automotive consummates after the effective date to its financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The directors and senior executive officers of Brilliance China Automotive as of the date of this annual report are identified below.

			Year First
			Elected or Appointed
Name	Age	Position	Director or Officer
Executive Directors
Wu Xiao An	46	Chairman of the Board and Executive Vice President	1994
Qi Yumin	48	President and Chief Executive Officer	2006
He Guohua	57	Director	2005
Wang Shiping	51	Director	2005
Lei Xiaoyang	51	Director and Chief Financial Officer(1)	2003

Independent Non-Executive Directors
Xu Bingjin	68	Director	2003
Song Jian	51	Director	2004
Jiang Bo	48	Director	2004

Others
Huang Yu	34	Qualified Accountant	2007

(1)	Mr. Lei Xiaoyang was redesignated as an executive director effective June 2005 and has been the Chief Financial Officer since October 2006.

Executive Directors
     Mr. WU Xiao An (also known as Mr. Ng Siu On), age 46, has been the Chairman of the board of Brilliance China Automotive since June 2002, and an executive director since 1994. He is responsible for the overall management and strategy of Brilliance China Automotive. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Huachen and Shenyang Automotive. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He was the Deputy Manager of the Bank of China, New York Branch from 1988 to 1993.
     Mr. QI Yumin, age 48, has been an executive director, the President and the Chief Executive Officer of Brilliance China Automotive since January 2006. He is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen. Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and as the Chairman and the President of DHI•DCW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the Dalian Committee of the National People’s Congress of the PRC and a member of the Liaoning Provincial Committee of the Chinese People’s Political Consultative Conference. Mr. Qi holds a Bachelor’s Degree in Engineering Science from Xi’an University of Technology and a Master’s Degree in Business Administration from Dalian University of Technology.
     Mr. HE Guohua, age 57, has been an executive director of Brilliance China Automotive since September 2005. Mr. He is currently a director and the Vice President of Huachen and the Vice Chairman and a director of Shenyang Automotive. He is also a director and the Chairman of JinBei (an A-share listed company in the PRC). Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory and was a Director of Shenyang Planning & Economic Commission, a Director of the Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
     Mr. WANG Shiping, age 51, has been an executive director of Brilliance China Automotive since September 2005. Mr. Wang is currently the Vice President of Huachen and a director of Shenyang Automotive. He is a director and the Chairman of Shanghai Shenhua. Mr. Wang was previously the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation, the General Manager of FAW-ZEXEL Air-Condition Branch Company, the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd. Mr. Wang is a Senior Engineer (Researcher) in corporate management. He graduated from Anshan Iron & Steel University in 1982 with a Bachelor of Engineering Degree. He also received a Master of Business Economics Degree from the Graduate School of the Chinese Academy of Social Sciences in 1998.
     Mr. LEI Xiaoyang, age 51, was a non-executive director of Brilliance China Automotive from June 2003 to June 2005 and was redesignated as an executive director of the Company effective June 2005, and has been the Chief Financial Officer since October 2006. Mr. Lei is currently a director of Shenyang Automotive. He has been a director of Shanghai Shenhua since June 2006 and the Deputy Chief Economist as well as the General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Chief Financial Officer of Shenyang Automotive from April 2006 to June 2008, and the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, the Accounting Department, the Strategic Planning Department and the Securities Department. Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University.

Independent Non-Executive Directors
     Mr. XU Bingjin, age 68, has been an independent non-executive director of Brilliance China Automotive since June 2003. Mr. Xu is currently the President of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Economic and Trade Cooperation, the Deputy Director of the Office of National Mechanic and Electronic Products Importation and Exportation and the Vice President of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science Degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.
     Mr. SONG Jian, age 51, has been an independent non-executive director of Brilliance China Automotive since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. He was formerly the Deputy Dean of the Automotive Engineering Department at Tsinghua University. In 1998, Mr. Song received the Award for Outstanding Science and Technology Persons in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. In 2006, Mr. Song was named jointly by The China Association of Automotive Industry, The China Society of Automotive Engineering and The China Automotive News as the best chief designer of the automobile industry in the PRC. Mr. Song holds a Bachelor’s Degree and a Doctorate, both in Engineering Science, from Tsinghua University. He is currently a professor of Automotive Dynamics and Control Engineering at Tsinghua University.
     Mr. JIANG Bo, age 48, has been an independent non-executive director of Brilliance China Automotive since September 2004. Mr. Jiang is a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the PRC stock exchanges. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.

Others
     Ms. HUANG Yu, age 34, has been the qualified accountant of Brilliance China Automotive since May 2007. Ms. Huang is the head of the financial department of Brilliance China Automotive and its subsidiaries. She graduated with a Bachelor’s Degree in Economics and a Master’s Degree in Economics from South Western University of Finance and Economics in 1996 and 1999, respectively. She is a qualified PRC accountant and also a PRC certified public accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants, as well as a student member of the Association of Chartered Certified Accountants. Ms. Huang also has the qualifications to be a lawyer in the PRC. Ms. Huang has worked for Shenyang Automotive as an analyst and internal auditor since her graduation in 1999 and worked as a financial manager of Brilliance China Automotive from June 2002.
     There is no family relationship between any director or executive officer of Brilliance China Automotive and any other director or executive officer.
Compensation
     The aggregate amount of compensation, consisting of salary, allowances and benefits in kind, paid by Brilliance China Automotive to its directors and executive officers during 2007 was approximately Rmb 30.8 million (US$ 4.2 million).
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
     The duties of the audit committee are to:
•	be primarily responsible for the appointment, re-appointment and removal of the external auditor, the remuneration and terms of the engagement of the external auditor, and the resignation or dismissal of the external auditor;
•	review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, and to oversee the work of external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting). The committee should establish with the external auditor the nature and scope of the audit and reporting obligations before the audit commences;
•	develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, “external auditor” shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The committee should identify to the board any matters in respect of which it considers that action or improvement is needed and make recommendations as to the steps to be taken;

•	monitor the integrity of financial statements of Brilliance China Automotive and Brilliance China Automotive’s annual reports and accounts, interim reports and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing Brilliance China Automotive’s reports and accounts before submission to the board, the committee should focus particularly on:
•	changes in accounting policies and practices;

•	accounting policies which require difficult, subjective or complex judgments (also known as critical accounting policies);

•	significant adjustments resulting from audits;

•	going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with listing rules of stock exchange(s) and other applicable legal and regulatory requirements and guidance in relation to financial reporting;
•	In regard to the review of financial information:
•	members of the committee must liaise with the board, senior management and the person appointed as Brilliance China Automotive’s qualified accountant;

•	the committee must meet at least once a year with the external auditor; and

•	the committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by Brilliance China Automotive’s qualified accountant, compliance officer (if any) or auditor;
•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review Brilliance China Automotive’s financial controls, internal control and risk management systems;

•	discuss with the management the system of internal control and ensure that management has discharged its duty to establish and maintain an effective internal control system;

•	discuss policies with respect to risk assessment and risk management;

•	consider the findings of investigations of internal control matters as delegated by the board, or on the committee’s own initiative, and review management’s response;

•	where an internal audit function exists, to ensure co-ordination between the internal and external auditors, to ensure that the internal audit function is adequately resourced and has appropriate standing within Brilliance China Automotive, and to review and monitor the effectiveness of the internal audit function;

•	where an internal audit function exists, to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

•	review Brilliance China Automotive’s financial and accounting policies and practices;

•	review the external auditor’s management letter, any material queries raised by the external auditor to management in respect of the accounting records, financial accounts or systems of control, and management’s response;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	ensure that the board provides a timely response to the issues raised in the external auditor’s management letter;

•	report to the board on the matters set out in the code provision of Rule C.3 of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”);

•	give pre-approval of other services and fees of the external auditor;

•	set clear hiring policies for employees or former employees of the external auditors;

•	report regularly to the board of the result of their review of the financial reporting system and internal control procedures and recommendations (if any) thereon; and

•	consider other topics, as determined from time to time by the board.
     The audit committee met most recently in April 2008, with previous meetings in April and September in each of the past three years.
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
     The duties of the remuneration committee are to:
•	make recommendations to the board on the policy and structure for all remuneration of the directors and senior management of Brilliance China Automotive and its subsidiaries and on the establishment of a formal and transparent procedure for developing the policy of Brilliance China Automotive and its subsidiaries on such remuneration;

•	determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the board on the remuneration of non-executive directors;

•	review and approve performance-based remuneration in accordance with corporate goals and objectives resolved by the board from time to time;

•	review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment in order to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for Brilliance China Automotive and its subsidiaries;

•	review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate;

•	ensure that no director or any of his associates is involved, directly or indirectly, in deciding such director’s remuneration; and

•	in respect of any service agreement to be entered into between Brilliance China Automotive/its subsidiaries and its respective director or proposed director, the prior approval of which by the shareholders of Brilliance China Automotive in general meeting is required pursuant to the Listing Rules, to review and provide recommendations to the shareholders of Brilliance China Automotive (other than the shareholders who are directors with a material interest in the relevant service agreements and their respective associates (as defined in the Listing Rules)) as to whether the terms of the service agreements are fair and reasonable and whether such service agreements are in the interests of Brilliance China Automotive and the shareholders as a whole, and to advise shareholders on how to vote.
Employees
     As of December 31, 2007, Brilliance China Automotive had 8 employees located in Hong Kong, compared with 8 as of December 31, 2006 and 9 as of December 31, 2005. These employees are primarily responsible for overseeing the financial management and operations and for developing strategic business plans, ensuring compliance with stock exchange rules and regulations, preparing financial statements and coordinating investor relations for Brilliance China Automotive.
     As of December 31, 2007, Brilliance China Automotive and its subsidiaries had a total of 11,681 employees, compared with 11,004 as of December 31, 2006 and 8,911 as of December 31, 2005. As of December 31, 2007, Shenyang Automotive had a total of 8,733 employees, compared with 8,265 as of December 31, 2006 and 6,470 as of December 31, 2005. The total number of Shenyang Automotive’s employees increased by 468 employees from 2006 to 2007 as it hired more production workers and technical personnel due to the significant increase in the sales volume of the Zhonghua sedans in 2007.
     The following chart sets forth the number of Brilliance China Automotive’s employees by functional area as of December 31, 2007:

Number of
Functional Area	Employees

Administrative Personnel	1,576
Technical Personnel	1,556
Production Workers	8,549

Total	11,681

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
     During (a) the year ended December 31, 2003, 2,338,000 share options granted to a former employee have been exercised; (b) the year ended December 31, 2004, 1,000,000 share options granted to a former employee have been cancelled or lapsed; (c) the year ended December 31, 2005, 11,690,000 share options granted to certain former directors and a former employee have been cancelled or lapsed; (d) the years ended December 31, 2006 and December 31, 2007, no share options granted have been cancelled or lapsed in accordance with the terms of the Original Scheme.
     A summary of the movements of outstanding share options granted under the Original Scheme during the year is as follows:

	Number of share options
	2007	2006
At January 1	2,800,000	2,800,000
Cancelled/Lapsed during the year	—	—

At December 31,	2,800,000	2,800,000

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
     On December 28, 2006, 35,750,000 share options were granted under the New Scheme. Each of the outstanding share options under the New Scheme entitles the holder to subscribe for one ordinary share of Brilliance China Automotive at HK$1.32 for share options granted on December 28, 2006, exercisable from December 28, 2006 to December 27, 2016. In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant. During 2007, 1,375,000 of these share options granted on December 28, 2006 have been exercised in accordance with the terms of the New Scheme.
     On December 31, 2007, 59,500,000 share options were granted under the New Scheme. Each of the outstanding share options under the New Scheme entitles the holder to subscribe for one ordinary share of Brilliance China Automotive at HK$1.746 for share options granted on December 31, 2007, exercisable from the date of grant for 10 years. In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant. During 2007, no share options granted on December 31, 2007 have been exercised, have been cancelled or lapsed in accordance with the terms of the New Scheme.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information regarding ownership of Brilliance China Automotive’s capital stock as of December 31, 2007 by all persons who are known to Brilliance China Automotive to own more than 5% of Brilliance China Automotive’s shares or ADSs. The voting rights of Brilliance China Automotive’s major shareholders are identical to those of its other shareholders.

			Percent of
		Number of	Capital
Title of Class	Identity of Person or Group	Shares Owned	Stock
Ordinary Shares	Huachen Automotive Group Holdings Company Limited(1)	1,446,121,500	39.41%
Ordinary Shares	Templeton Asset Management Ltd.	407,660,000	11.11%
Ordinary Shares	Deutsche Bank Aktiengesellschaft(2)	310,569,073	8.46%
Ordinary Shares	Citigroup Inc.(3)	192,892,827	5.26%

(1)	Huachen Automotive Group Holdings Company Limited, or Huachen, is a wholly-owned subsidiary of the Liaoning Provincial Government.

(2)	Deutsche Bank Aktiengesellschaft also has 116,462,388 ordinary shares held in a short position as of December 31, 2007.

(3)	Citigroup Inc. also has 35,509,000 ordinary shares held in a short position as of December 31, 2007. It also holds 34,616,000 ordinary shares as custodian/ “approved lending agent” (as defined under the Securities Futures Ordinance of Hong Kong). The 34,616,000 ordinary shares represent ordinary shares in Citigroup Inc.’s “lending pool,” or shares that it holds as agent for a third party to which it is authorized to lend, and shares that have been lent by Citigroup Inc. but for which it still has a right to require the return of such shares.
     On December 18, 2002, Huachen, a wholly owned subsidiary of the Liaoning Provincial Government, entered into a principal agreement with the Chinese Financial Education Development Foundation, the then substantial shareholder of Brilliance China Automotive, for the purchase from the Chinese Financial Education Development Foundation of a total of 1,446,121,500 ordinary shares, representing approximately 39.45% of the then issued share capital of Brilliance China Automotive and the Chinese Financial Education Development Foundation’s entire shareholding interest in Brilliance China Automotive. Completion of the principal agreement took place at signing on December 18, 2002. Accordingly, Huachen is currently entitled to cast 39.41% (diluted from the initial 39.45% due to the exercise of certain share options in 2003 and 2007) of the votes on all matters to be voted on by the shareholders of Brilliance China Automotive (to the extent it is not required to abstain from exercising its voting rights under the applicable laws and regulations), and will therefore exert substantial influence over the election of Brilliance China Automotive’s directors, the outcome of actions requiring majority shareholder approval and the business in general of Brilliance China Automotive.
     As at June 20, 2008, Brilliance China Automotive had 220 registered shareholders in Hong Kong, who held 3,669,765,900 ordinary shares in the aggregate.

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
     In 2007, Brilliance China Automotive purchased Rmb 2,762.7 million of its component parts from various affiliated companies and paid a Rmb 257.9 million subcontracting charge to a jointly controlled entity. These figures represented an increase of 33.9% from Rmb 2,062.9 million and 1.3% from Rmb 254.5 million, respectively, from 2006 to 2007. Brilliance China Automotive believes that its purchases of such parts have been on terms as favorable to Brilliance China Automotive as it could have obtained from unrelated third parties on an arm’s-length basis.
     Significant transactions between Brilliance China Automotive or its subsidiaries and affiliated companies in the ordinary course of business during 2005, 2006 and 2007 are set forth below:

	2007	2006	2005
	(Rmb thousands)
Sales to JinBei and its affiliated companies	452,933	178,414	69,432
Purchases from JinBei and its affiliated companies	1,477,018	895,457	383,808
Sales to Shanghai Shenhua and its affiliated companies	1,394,130	1,052,689	1,469,402
Purchases from Shanghai Shenhua and its affiliated companies	102,785	16,668	85,354
Purchases from shareholders of Shenyang Aerospace and their affiliated companies	63,227	90,505	1,987
Subcontracting charges to BMW Brilliance	257,937	254,479	112,160
Purchases from other affiliated companies of Brilliance Holdings Limited	115,223	117,336	66,441
Purchases form an affiliated company of the joint venture partner of Xinguang Brilliance	147	68	761
Purchases from associated companies and jointly controlled entities	1,004,303	942,878	524,221
Sales to associated companies and jointly controlled entities	188,315	186,146	71,005
Finance charge to a jointly controlled entity	16,100	16,748	17,329
Operating lease rental on land and buildings charged by:
— A jointly controlled entity	3,430	908	2,206
— Shanghai Shenhua and its affiliated companies	592	1,148	—
— JinBei and its affiliated companies	—	60	—
Mold testing income from a jointly controlled entity	1,776	4,320	—
Operating lease rental from a jointly controlled entity	14,384	34,863	15,078
Sales of property, plant and equipment to a jointly controlled entity	—	80,332	263
Service income from a jointly controlled entity	18,560	35,067	43,671

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
     In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2007 and 2006, the net book value of the buildings amounting to approximately Rmb 126.1 million and Rmb 134.3 million, respectively, were retained as assets on the consolidated balance sheet of Brilliance China Automotive and the portion of consideration received from BMW Brilliance up to December 31, 2007 and 2006 amounting to approximately Rmb 174.4 million and Rmb 113.3 million, respectively, were treated as a financing and will be partially offset against the lease rental payable in future years.
     In December 2003, BMW Brilliance purchased certain machinery and equipment from Shenyang Automotive at their net book value mutually agreed by both parties for use in the production of BMW sedans. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machinery and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. This machinery and equipment is maintained by BMW Brilliance for the manufacturing of its products and is also used by Shenyang Automotive for a service fee based on the number of Zhonghua sedans produced by Shenyang Automotive using this machinery and equipment. As of December 31, 2007 and 2006, service fees of approximately Rmb 257.9 million and Rmb 254.5 million had been accrued, respectively.
     The operating subsidiaries of Brilliance China Automotive have provided the following outstanding guarantees to affiliated companies as of December 31, 2007:

•	a corporate guarantee of approximately Rmb 60 million (US$8.2 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2007;

•	corporate guarantees for bank loans amounting to Rmb 200 million (US$27.4 million) drawn by JinBei. Bank deposits of Rmb 213 million were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no provision for the guarantor’s obligation under the guarantee was recorded as of December 31, 2007.
     Set forth below is information on amounts due from affiliated companies to Brilliance China Automotive and its subsidiaries arising from trading activities as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(Rmb thousands)
Notes receivable from affiliated companies
Notes receivable from affiliated companies of JinBei	3,050	16,620	9,446
Notes receivable from Shanghai Shenhua	143,276	63,750	328,482
Notes receivable from associated companies and jointly controlled entities	—	1,107	1,042
Notes receivable from a subsidiary of substantial shareholders	113,829	—	—

Total(1)	260,155	81,477	338,970

Amounts due from affiliated companies
Due from Shanghai Shenhua and its affiliated companies	368,499	431,310	276,763
Due from affiliated companies of JinBei	91,347	93,446	62,877
Due from affiliated companies of Brilliance Holdings Limited	94,095	55,040	54,222
Due from jointly controlled entities	321	21,470	13,380
Due from an associated company	—	—	1,505
Due from a subsidiary of substantial shareholders	61,455	—	—
Due from BMW Brilliance
—Accounts receivables	98,224	247,564	192,185
—Consideration receivable arising from the disposal of machinery and equipment (2)	—	134,527	269,003
Dividend receivable from a jointly controlled entity	76,173	76,173	—
Dividend receivable from an associate	21,000	21,000	—
Provision for doubtful debts	(29,720)	(29,720)	(29,720)

Total	781,394	1,050,810	840,215

(1)	The notes receivable from affiliated companies are guaranteed by banks in China and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(2)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled.

     Set forth below is information on advances from Brilliance China Automotive and its subsidiaries to affiliated companies as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(Rmb thousands)
Advances to affiliated companies
Advances to JinBei and its affiliated companies	12,062	23,740	16,185
Advances to associated companies and jointly controlled entities	26,364	6,553	7,226
Advances to Shanghai Shenhua and its affiliated companies	14,044	14,044	9,045
Advances to affiliated companies of Brilliance Holdings Limited	51,134	15,273	15,273
Advances to other affiliated companies	12	689	452
Provision for doubtful debts	(2,214)	(2,214)	(9,250)

Total	101,402	58,085	38,931

     Set forth below is information on advances from affiliated companies to Brilliance China Automotive and its subsidiaries as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(Rmb thousands)
Advances from affiliated companies
Advances from Brilliance Holdings Limited and its affiliated companies	12,086	12,728	28,558
Advances from associated companies and jointly controlled entities	1,282	1,279	607
Advances from affiliated companies of Shanghai Shenhua	1,430	820	236
Advances from JinBei and its affiliated companies	735	6,925	1,088
Financing received from BMW Brilliance	174,373	113,343	74,605

Total	189,906	135,095	105,094

     Aside from the financing received from BMW Brilliance, the other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
     Amounts due to affiliated companies arising from trading activities consisted of the following:

	2007	2006	2005
	(Rmb thousands)
Notes payable to affiliated companies
Notes payable to affiliated companies of JinBei	51,167	7,249	8,139
Notes payable to associated companies and jointly controlled entities	95,921	30,039	22,491
Notes payable to affiliated companies of Brilliance Holdings Limited	60,686	—	43,462

Total	207,774	37,288	74,092

Amounts due to affiliated companies
Due to affiliated companies of JinBei	365,275	281,721	142,438
Due to affiliated companies of Brilliance Holdings Limited	—	—	22,025
Due to affiliated companies of Shanghai Shenhua	1,870	10,719	4,191
Due to associated companies and jointly controlled entities	584,971	680,943	465,023
Due to other affiliated companies	731	9,910	130

Total	952,847	983,293	633,807

     The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     See “Item 18 — Financial Statements” for a list of the financial statements filed with this document.
Legal Proceedings
Yang Rong Employment Proceedings
     On or about October 25, 2002, Brilliance China Automotive was served with a claim lodged by Mr. Yang Rong in the Labour Tribunal in Hong Kong against Brilliance China Automotive for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately Rmb 31.4 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003. On September 16, 2003, a Statement of Claim was served on Brilliance China Automotive. On November 4, 2003, Brilliance China Automotive filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on April 26, 2004. On July 21, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. Brilliance China Automotive filed and served a Reply to Defence to Counterclaim on September 4, 2004. Pleadings closed on September 18, 2004. The parties filed and served Lists of Documents on October 26, 2004 and witness statements were exchanged on February 28, 2005. The parties applied by consent to adjourn sine die a checklist hearing fixed for April 20, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on April 19, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore. Pursuant to a request made by Mr. Yang on June 2, 2005 for further and better particulars of the Defence and Counterclaim, Brilliance China Automotive filed and served its Answer to Mr. Yang’s request on July 4, 2005.

     On August 17, 2005, in compliance with its continuing discovery obligations, Brilliance China Automotive filed and served a Supplemental List of Documents. Subsequently, on September 5, 2005, Mr. Yang also filed and served a Supplemental List of Documents. There has been no material progress in the litigation since then. The directors of Brilliance China Automotive do not believe the action will have any significant impact on the financial position of Brilliance China Automotive. The directors of Brilliance China Automotive intend to continue vigorously defending the action.
Dividends
     All dividends to holders of ADSs are declared and paid in U.S. dollars. Interim dividends may be paid at the discretion of Brilliance China Automotive’s board of directors based on its evaluation of the financial condition of Brilliance China Automotive, while final dividends are subject to the approval of the shareholders at a general meeting. Brilliance China Automotive has not declared dividends since the year ended December 31, 2005.
     Under Section 54 of the Companies Act 1981 of Bermuda (as amended), a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that
•	Brilliance China Automotive is, or would after payment be, unable to pay its liabilities as they become due; or

•	the realizable value of Brilliance China Automotive’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. As a Bermuda company, Brilliance China Automotive must abide by these criteria in formulating its dividend policy.
     Applicable Chinese laws and regulations require that before a foreign-invested enterprise distributes profits to investors it must:
•	satisfy all tax liabilities;

•	provide for losses in previous years;

•	in the case of a Sino-foreign joint venture, also make appropriation, in proportions determined at the sole discretion of the board of directors of the joint venture, to a general reserve fund, an enterprise expansion fund and a staff welfare and employee bonus fund. During the year ended December 31, 2007, Shenyang Automotive was not required to and therefore did not make any additional contributions into these funds. Distributions of profits to investors are required to be in proportion to each party’s shareholdings in the joint venture; and

•	in the case of a wholly foreign owned enterprise, appropriate 10% of profit after providing for taxes and losses in previous years to a general reserve fund until the balance of the fund reaches 50% of its share capital. Any further appropriation thereafter is optional. The appropriation to an enterprise expansion fund and a staff welfare fund is at the sole discretion of the board of directors of the wholly foreign owned enterprise. During the year ended December 31, 2007, Xing Yuan Dong, Ningbo Yuming and Shenyang Chenfa made an additional Rmb 9.2 million (US$1.3 million) to the general reserve fund, enterprise expansion fund and staff welfare fund.

Significant Changes
     There have been no significant changes since December 31, 2007, the date of the annual financial statements in this annual report.
ITEM 9. THE OFFER AND LISTING
     Brilliance China Automotive’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited under the stock code “1114.” Brilliance China Automotive’s ADSs were listed on the New York Stock Exchange, Inc. under the symbol “CBA” from October 13, 1999 to July 26, 2007, and prior to that its ordinary shares were listed on the New York Stock Exchange from 1992 to 2000. On July 5, 2007, Brilliance China Automotive announced its intention to withdraw the listing of its ADSs on the New York Stock Exchange, Inc. On July 16, 2007, filed a Form 25 with the SEC to effect the delisting as from July 26, 2007. Following the delisting, the ADSs began to trade in the over-the-counter markets from July 30, 2007 under the symbol “BCAHY”. The following table sets forth for the periods indicated the reported high and low sales prices for the ordinary shares and the ADSs on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc. (up to July 26, 2007), respectively:

		The New York Stock Exchange,		The Stock Exchange of Hong
		Inc.		Kong Limited
		(US$)		(HK$)
		ADSs		Ordinary Shares
		High	Low	High	Low
2003		61.30	18.11	4.75	1.42
2004		62.75	17.75	4.85	1.40
2005		22.73	12.56	1.78	0.97
2006:	1st quarter	23.66	14.52	1.57	1.12
	2nd quarter	19.25	14.05	1.55	1.10
	3rd quarter	16.93	14.40	1.33	1.15
	4th quarter	18.81	15.15	1.46	1.17
2007:	1st quarter	29.98	19.87	2.55	1.33
	2nd quarter	27.00	21.14	2.14	1.64
	3rd quarter (through July 26 for the ADSs)	28.98	24.57	2.32	1.40
	4th quarter	N/A	N/A	2.17	1.53
2008:	January	N/A	N/A	1.99	1.40
	February	N/A	N/A	1.64	1.46
	March	N/A	N/A	1.61	1.16
	April	N/A	N/A	1.48	1.28
	May	N/A	N/A	1.52	1.21
	June (through June 19)	N/A	N/A	1.32	1.15

     To the best of Brilliance China Automotive’s knowledge, as of June 19, 2008, Brilliance China Automotive had 1,570,599ADSs outstanding, which were held by 71 registered holders of record in the United States (including 1,549,460 ADSs held by 98 nominee holders). One ADS is equivalent to 100 ordinary shares.
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
General
     Brilliance China Automotive was incorporated in Bermuda under the Companies Act as an exempted company with limited liability on June 9, 1992. Its headquarters are located at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong and it is registered with the Registrar of Companies in Hong Kong as a non-Hong Kong company under Part XI of the Companies Ordinance.
     Brilliance China Automotive’s memorandum of association also sets out its objects, including acting as a holding and investment company, and its powers, including the powers set out in the First Schedule of the Companies Act 1981 of Bermuda (as amended), or the Companies Act. As an exempted company, Brilliance China Automotive will be carrying on business outside Bermuda, although it maintains a registered office in Bermuda. Brilliance China Automotive’s Bye-laws were adopted on November 16, 2007 and were last amended on June 20, 2008.
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
     At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll):
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
     At the special general meeting held on November 16, 2007, Brilliance China Automotive amended the Bye-laws in order to reflect changes to the Bermuda Companies Act and also the amendments to the Listing Rules of the Stock Exchange of Hong Kong Limited. In light of the numerous changes listed above and those from prior amendments, the shareholders adopted at the same special general meeting a fully restated and consolidated set of Bye-laws incorporating all previous amendments thereto passed in substitution for the then existing Bye-laws.
     At the annual general meeting held on June 20, 2008, Brilliance China Automotive amended its Bye-laws to allow the printing of the securities seal of Brilliance China Automotive onto certificates for shares, warrants, debentures or any other form of security to be issued by Brilliance China Automotive.
Material Contracts
     The following contracts, not being contracts in the ordinary course of business, have been entered into by Brilliance China Automotive and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material:

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
     The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The Renminbi was revalued on July 21, 2005 to Rmb 8.11 per US$1.00 from its previously pegged rate of Rmb 8.28 per US$1.00. The People’s Bank of China also announced that Renminbi would be pegged to a basket of foreign currencies, rather than tied solely to the U.S. dollars, and would trade within a band against this basket of currencies, which includes, without limitation, U.S. dollars, Euro, Japanese yen, South Korean won, British pounds, Thai baht and Russia ruble. This change in policy has resulted in an approximately 11.9% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2007.
Taxation
Income tax
     Brilliance China Automotive was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts Brilliance China Automotive, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until March 28, 2016.

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
     Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise.” As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended 2007, 2006 and 2005.
     Ningbo Yuming Machinery Industrial Co., Ltd., or Ningbo Yuming, and Ningbo Brilliance Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Brilliance Ruixing was 16.5% for the years ended 2007, 2006 and 2005.
     Shenyang Xing Yuan Dong Automobile Component Co., Ltd., or Xing Yuan Dong and Brilliance Dongxing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Brilliance Dongxing each received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Brilliance Dongxing were 18%, 16.5% and 16.5%, respectively, for the years ended 2007, 2006 and 2005.
     Mianyang Brilliance Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. During 2001, Mianyang Brilliance Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Brilliance Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Brilliance Ruian is 15%. In addition, Mianyang Brilliance Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Brilliance Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rates for Mianyang Brilliance Ruian were 18%, 18% and 7.5% for the years ended 2007, 2006 and 2005, respectively.

     Shenyang Chenfa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2005, Shenyang Chenfa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang Chenfa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang Chenfa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang Chenfa was 7.5% for the year ended 2007, 7.5% for the year ended 2006 and 0% for the year ended 2005.
     Other subsidiaries in China are subject to state and local income taxes within China at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.
Value Added Tax and Consumption Tax
     Under the “Provisional Regulations on Value Added Tax in the People’s Republic of China,” which came into effect on January 1, 1994, all subsidiaries are subject to value added tax, which is the principal indirect tax on the sale of tangible goods. The general value added tax rate applicable to sales and purchases of minibuses, sedans and automotive components in China is 17%. Sales of minibuses and sedans are also subject to consumption tax at standard rates of 5% to 12% in 2007.
Customs Duties
     See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Tariff Reductions” for a discussion of the import tariffs that generally apply to Brilliance China Automotive and its subsidiaries. Brilliance China Automotive and its subsidiaries paid approximately Rmb 29.7 million as customs duties in 2007.
United States Federal Income Taxation
     The following is a general discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of the ADSs or ordinary shares if you are a U.S. holder, as defined below, and hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the U.S. federal income tax consequences relating to the purchase, ownership and disposition of the ADSs or ordinary shares, and does not take into account U.S. holders who may be subject to special rules including:
•	banks, insurance companies and financial institutions;
•	U.S. expatriates;
•	tax-exempt entities;
•	certain insurance companies;
•	broker-dealers;
•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;
•	U.S. holders that own 10% or more of our voting stock;
•	U.S. holders that hold the ADSs or ordinary shares as part of a straddle or a hedging or conversion transaction; or
•	U.S. holders whose functional currency is not the U.S. dollar.
     This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.
     You are a “U.S. holder” if you are:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust (1) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or (2) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.
     If a partnership holds the ADSs or ordinary shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the ADSs or ordinary shares, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the ADSs or ordinary shares.
     This discussion does not address any U.S. federal estate or gift tax consequences, or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the ADSs or ordinary shares. We urge you to consult your tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of the ADSs or ordinary shares.

     In general, if you hold ADSs, you will be treated as the owner of the ordinary shares represented by the ADSs.
      If you receive a distribution on ADSs or Ordinary Shares in currency other than U.S. dollars, or proceeds from the sale, exchange, or other disposition of ADSs or Ordinary Shares in currency other than U.S. dollars, there may be U.S. federal income tax consequences to you if such payments are not converted to U.S. dollars on the day of receipt. We urge you to consult your tax advisors regarding the U.S. federal income tax consequences to you if you receive payments related to a distribution or sale, exchange or other disposition of ADSs or Ordinary Shares in currency other than U.S. dollars.
      Distributions on the ADSs or Ordinary Shares
     Subject to the discussion under “PFIC Rules,” below, the gross amount of any distribution we make on the ADSs or ordinary shares out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by the depositary, in the case of ADSs, or you, in the case of ordinary shares. Subject to certain limitations, dividends paid by a “qualified foreign corporation,” as determined for U.S. federal income tax purposes, to non-corporate U.S. investors, including individuals, may be eligible for a reduced rate of taxation. A foreign corporation is a qualified foreign corporation if (i) the foreign corporation is eligible for the benefits of an income tax treaty with the United States that includes an information-exchange program that the U.S. Internal Revenue Service, or the IRS, determines is satisfactory for these purposes or (ii) the shares or ADSs with respect to which the dividends are paid are tradable on an established U.S. securities market. We are not eligible for the benefits of an income tax treaty with the United States, and, as our ADSs have been delisted from the New York Stock Exchange as of July 26, 2007, it is unlikely that the ADSs would be considered to be traded on established U.S. securities market under current law. Accordingly, it is unlikely that we are currently a qualified foreign corporation for these purposes. Our status as a qualified foreign corporation, however, may change.
     Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the ADSs or ordinary shares and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.
     For foreign tax credit limitation purposes, dividends paid on the ADSs or ordinary shares will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.”

     Sale, Exchange or Other Disposition
     Subject to the discussion under “PFIC Rules,” below, upon a sale, exchange or other disposition of the ADSs or ordinary shares, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such ADSs or ordinary shares. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, currently is generally taxed at a maximum rate of 15% where the ADSs or ordinary shares have been held more than one year. Your ability to deduct capital losses is subject to limitations.
     PFIC Rules
     In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries (1) 75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.
     We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. If we were a PFIC in any taxable year that you held the ADSs or ordinary shares, you may become subject to special, generally unfavorable, U.S. federal income tax consequences. We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences to you were we to be or become a PFIC.
     Backup Withholding and Information Reporting
     In general, information reporting requirements will apply to dividends in respect of the ADSs or ordinary shares or the proceeds of the sale, exchange, or other disposition of the ADSs or ordinary shares paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the ADSs or ordinary shares or the proceeds of any sale, exchange or other disposition of the ADSs or ordinary shares, unless you (1) are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or (2) provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.
     Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Rates
     In the year ended December 31, 2007, approximately 1.31%, 0.42% and 0.81% of Shenyang Automotive’s costs of sales were denominated in Japanese Yen, U.S. dollars and Euros, respectively. These costs related primarily to the purchase and importation of equipment and components from foreign suppliers. Shenyang Automotive pays foreign currency for the imported components and spare parts through Japanese Yen-, U.S. dollar- or Euro-denominated letters of credit issued by the Bank of China and other Chinese banks. Shenyang Automotive funds these letters of credit in U.S. dollars or converts a portion of its Renminbi earnings into Japanese Yen, U.S. dollars or Euros as required. Accordingly, Shenyang Automotive is exposed to exchange rate risk among these currencies.
     The value of Renminbi to the U.S. dollar increased by approximately 7.0% from January 2, 2007 to December 31, 2007 as a result of the loosening of the peg to the U.S. dollar since July 21, 2005. The appreciation of the Renminbi versus the Japanese Yen, U.S. dollar or Euro has made purchases of foreign-produced components and payments denominated in foreign currency less expensive for Shenyang Automotive in Renminbi terms, thereby marginally improving its results of operations. A devaluation of the Renminbi would have the opposite effect. While there can be no assurance that the exchange rates will continue their current trends or that a devaluation or continued appreciation of the Renminbi will not occur, Brilliance China Automotive does not believe that such occurrences would, in any event, have any material adverse effect on Brilliance China Automotive’s earnings.
     Other than US$200 million zero coupon convertible bonds issued in 2003 (which have all been cancelled as of December 31, 2006) and US$183 million zero coupon guaranteed convertible bonds issued in 2006, Brilliance China Automotive and its subsidiaries currently have no foreign currency-denominated borrowings from third parties, but have outstanding letters of credit of Yen 476.2 million, US$1.8 million and Euro 3.6 million from local banks. Brilliance China Automotive also advanced shareholder’s loans to its subsidiaries in the amounts of approximately HK$266.2 million, Rmb 1,971.5 million and US$193.3 million in 2007.

     Since Brilliance China Automotive does not believe that exchange rate fluctuations have any material effect on the overall financial performance of Brilliance China Automotive, and the amount of foreign currency that it requires is not significant, Brilliance China Automotive does not enter into any hedging transactions with respect to its exposure to foreign currency movements.
Interest Rates
     Funds not required by Brilliance China Automotive in the short term are kept as temporary demand or time deposits in commercial banks. Brilliance China Automotive does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2007, Brilliance China Automotive had short-term bank loans outstanding in the amount of Rmb 2.8 million. The average annual rate for discounting notes receivables with banks in 2007 ranged from 3% to 4% per annum, which rate is fixed separately for each transaction. Brilliance China Automotive did not have any variable rate loans or commitments outstanding as of December 31, 2007.
     For the year ended December 31, 2007, Brilliance China Automotive’s interest income was Rmb 125.5 million (US$17.2 million) and its interest expense was Rmb 203.3 million (US$27.9 million). A 10% change in interest rates would result in a change in interest income of approximately Rmb 12.5 million (US$1.7 million) and a change in interest expense of approximately Rmb 20.3 million (US$2.8 million).
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
     Effective January 1, 2002, the PRC reduced its import tariffs on motor vehicles and automotive components. As a result, import tariffs on automotive components have decreased, from as high as 120% in January 1992, to between 5% and 18.6% in 2005, between 5.0% and 14.3% in 2006 and between 5.0% to 10.0% in January 2007. In 2005, the average import tariffs on automotive components for the deluxe minibuses (including Granse minibuses) and Zhonghua sedans were 9.7% and 12.1%, respectively, and in 2006, the average tariffs became 8.2% and 10.4% for the imported components for deluxe minibuses and Zhonghua sedans, respectively. In 2007, import tariffs were further reduced to 8.7% for imported components for both deluxe minibuses and Zhonghua sedans. In addition, in 2005, tariffs became fixed at 30% for all motor vehicles and were further reduced to 28% in January 2006 and to 25% in July 2006. Import tariffs on automotive components for BMW Brilliance’s products were reduced from 25% to 10% in the second half of 2007 when the requisite domestic component content ratio was reached and approved by the government.

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

     As more fully described below under “Management’s Report on Internal Control Over Financial Reporting,” material weaknesses have been identified in Brilliance China Automotive’s internal control over financial reporting. Consequently, given the overlap between disclosure controls and internal control over financial reporting, the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were not effective as of December 31, 2007.
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
     Brilliance China Automotive’s management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting as of December 31, 2007 based on criteria established by the framework of internal controls proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Management has concluded that, as of December 31, 2007, material weaknesses existed in Brilliance China Automotive’s internal control over financial reporting. An internal control material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management has identified the following material weaknesses as of December 31, 2007:
1. Monitoring Activities. Monitoring activities performed in 2007 were insufficient. There were instances where controls were not properly designed and put into place to: (a) ensure risk assessment is supported by detailed qualitative or quantitative analysis and approved by the Audit Committee; or (b) ensure the proper performance and documentation of internal control work by the Internal Audit Department.
2. Approval over accounting entries. Management did not maintain effective controls over the review of accounting entries. There were instances where proper approval limits and system approvals were not established and implemented for reviewing accounting entries.
3. Follow-up on prepayment to vendors. Management did not maintain effective controls over the monitoring of payments in advance. Controls were not properly designed and put in place to: (a) ensure that advance payments for purchases of goods are offset against related accounts payables upon receipt of goods; or (b) monitor the status of payments in advance to assess recoverability.

4. Approval and follow-up of large investments. Management did not maintain effective controls over the payment for investments. Controls were not properly designed and put in place to critically assess the potential investments. In addition, there was one instance where a significant payment was made for an investment without prior approval by the Board of Directors.
5. Safeguarding of notes. Management did not maintain effective controls over the monitoring of promissory notes. Controls were not properly designed and put in place to safeguard promissory notes, such as a documented review of the manual register or a monthly physical count of promissory notes.
6. Accounting treatment of sales of raw materials. Management did not maintain effective controls over establishing proper accounting policies over the sales of raw materials.
     Because of these weaknesses, management has concluded that Brilliance China Automotive did not maintain effective internal control over financial reporting as of December 31, 2007. Management has recommended the following measures for improvement in each of the areas to the Audit Committee, which adopted the recommendations and presented them to the Board of Directors for implementation:
1. Monitoring activities. Risk assessment to be supported by detailed quantitative or qualitative analysis and approved by the Audit Committee. Proper performance and documentation of internal control work by the internal audit department.
2. Approval over accounting entries. Establishment of proper approval limits and system approvals for the review of accounting entries.
3. Follow-up on prepayment to vendors. Put in place measures to: (i) ensure advance payments for purchases of goods are offset against related accounts payable upon the receipt of goods; and (ii) monitor the status of advanced payments for assessment of recoverability.
4. Approval and follow-up of large investment. Introduction of additional controls to critically assess potential investments.
5. Safeguarding of notes. Introduction of measures to document review of the manual register and monthly physical count of promissory notes.
6. Accounting treatment of sales of raw materials. Establishment of proper accounting policies to justify the accounting treatment of sales of raw materials.
     Brilliance China Automotive’s internal control team is supervising staff from various departments to implement the corrective policies and measures, and once the corrective measures are in place, trial testing of the effectiveness of such measures will be conducted.
Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Brilliance China Automotive Holdings Limited
We have audited Brilliance China Automotive Holdings Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Brilliance China Automotive Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Brilliance China Automotive Holdings Limited’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.
1)	Insufficient monitoring activities performed by Audit Committee and Internal Audit Department;

2)	Insufficient approval over accounting entries;

3)	Insufficient follow-up on prepayment to vendors;

4)	Insufficient approval and follow-up of large investment;

5)	Insufficient safeguarding of promissory notes;

6)	Ineffective controls over establishing a proper accounting policy for sales of raw materials.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Brilliance China Automotive Holdings Limited has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of year ended December 31, 2007 of Brilliance China Automotive Holdings Limited. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated June 27, 2008, which expressed true and fair view on those financial statements.
/s/ GRANT THORNTON

Hong Kong,
June 27, 2008

Changes in Internal Control Over Financial Reporting
     During the year ended December 31, 2007, Brilliance China Automotive’s management implemented a number of measures to strengthen its internal control over financial reporting. In particular, improvement in controls over revenue recognition, which was identified as a material weakness for the year ended December 31, 2006, has been implemented. Brilliance China Automotive has strengthened its monitoring and review process at year end to ensure proper recognition of revenue in its financial statements.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Moores Rowland Mazars has acted as Brilliance China Automotive’s independent auditors for the fiscal years ended December 31, 2005 and 2006. On June 1, 2007, Moores Rowland Mazars changed its name to Moores Rowland and on the same day combined its business with Grant Thornton. Key members of the team servicing Brilliance China Automotive joined Grant Thornton. Effective September 24, 2007, the audit committee of Brilliance China Automotive appointed Grant Thornton as auditors of Brilliance China Automotive. Grant Thornton acted as Brilliance China Automotive’s independent auditors for the fiscal year ended December 31, 2007. The chart below sets forth the total amount billed to us by Moores Rowland and Grant Thornton, as applicable during the periods set forth below.

	Total Fees
	2007	2006
		(Rmb thousands)
Audit fees	3,800	2,800
Audit-related fees	690	1,900
Tax fees	—	—
Other fees	—	—

Total	4,490	4,700

Audit Fees
     Audit fees are the aggregate fees billed by the auditors for the annual financial statement audit and other procedures required to be performed by the auditors so as to form an opinion on Brilliance China Automotive’s annual financial statements.
Audit-Related Fees
     Audit-related fees mainly include the aggregate fees billed by the auditors in relation to agreed-upon procedures performed on Brilliance China Automotive’s interim financial statements and agreed upon procedures performed on continuing connected transactions.
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
ITEM 18. FINANCIAL STATEMENTS
(a) Financial Statements and Supplemental Data
     See pages F-1 to F-56 following item 19.
(b) Financial Statement Schedules
     Schedule II — Valuation and Qualifying Accounts
     Schedule II should be read in conjunction with the consolidated financial statements and related notes thereto set forth under Item 18 of this Annual Report on Form 20-F.
ITEM 19. EXHIBITS
     The following exhibits are furnished along with annual report or are incorporated by reference as indicated.
1.1	Amended and Restated Bye-Laws of Brilliance China Automotive dated November 16, 2007.

1.2	Amendments to Bye-Laws of Brilliance China Automotive dated June 20, 2008.

2.1	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.*

4.1	Form of Service Agreement for Executive Director.*

7.1	Statement explaining how certain ratios were calculated in the annual report.

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2007.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2006.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
     BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

/s/ WU Xiao An
WU Xiao An
Chairman

Date: June 27, 2008

INDEX TO FINANCIAL STATEMENTS
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Brilliance China Automotive Holdings Limited
We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2007, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007, and the results of its operations and cash flows for the years ended December 31, 2007, in conformity with United States generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.
As described in Note 3 to the consolidated financial statements the Company has adopted FASB Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109”, effective as of January 1, 2007. In 2006, and as described in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness Brilliance China Automotive Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Grant Thornton

Hong Kong,
June 27, 2008

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
Hong Kong,
April 20, 2007

Brilliance China Automotive Holdings Limited
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)

Net sales to third parties	10,994,675	9,067,505	3,859,151
Net sales to affiliated companies	3,154,474	1,417,249	1,609,839
Total sales	14,149,149	10,484,754	5,468,990
Cost of sales (including purchase of goods and subcontracting charges from affiliated companies) (2007: RMB3,620,835,000, 2006:RMB2,317,393,000, 2005: RMB1,174,732,000)	(13,049,107)	(9,960,587)	(5,011,955)
Gross profit	1,100,042	524,167	457,035
Selling, general and administrative expenses	(1,535,695)	(1,384,718)	(1,195,336)
Interest expenses	(203,263)	(177,001)	(182,354)
Interest income	125,470	90,738	60,189
Equity in earnings of associated companies and jointly controlled entities, net	192,261	149,320	48,995
Subsidy income	140,081	50,176	3,139
Other income, net	179,706	106,150	43,650
Impairment loss on intangible assets	—	—	(173,000)
Impairment loss on goodwill	—	(73,343)	(257,720)
Loss before taxation and minority interests	(1,398)	(714,511)	(1,195,402)
Provision for income taxes	(45,208)	(47,879)	(101,884)
Minority interests	130,332	376,282	625,997
Net income (loss)	83,726	(386,108)	(671,289)
Other comprehensive income (loss)
Fair value adjustment for securities available-for-sale	2,393	1,052	(27,227)
Share of a jointly controlled entity’s fair value adjustment for hedging derivative	31,275	—	—
Comprehensive income (loss)	117,394	(385,056)	(698,516)
Basic earnings (loss) per share	RMB0.0228	RMB(0.1053)	RMB(0.1830)
Basic earnings (loss) per ADS	RMB2.28	RMB(10.53)	RMB(18.30)
Diluted earnings (loss) per share	RMB0.0227	RMB(0.1053)	RMB(0.1830)
Diluted earnings (loss) per ADS	RMB2.27	RMB(10.53)	RMB(18.30)
Weighted average number of shares outstanding	3,669,022,064	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding	36,690,221	36,683,909	36,683,909
Net income (loss) adjusted for the dilutive effect of convertible bonds	83,726	(386,108)	(671,289)
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,679,572,569	3,668,390,900	3,668,390,900
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,795,726	36,683,909	36,683,909
The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2007 and 2006

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Assets

Current assets
Cash and cash equivalents	1,373,416	1,468,075
Short-term bank deposits	518,000	616,787
Pledged short-term bank deposits, restricted	1,971,665	1,625,149
Deferred expenses — current portion	6,283	6,283
Notes receivable	416,495	197,668
Notes receivable from affiliated companies	260,155	81,477
Accounts receivable, net	805,187	632,158
Due from affiliated companies	684,221	953,637
Dividend receivable from affiliated companies	97,173	97,173
Inventories, net	2,469,033	1,346,843
Other receivables	491,237	423,017
Prepayments and other current assets	273,828	143,583
Income tax recoverable	18,482	815
Other taxes recoverable	125,179	117,830
Advances to affiliated companies	101,402	58,085
Total current assets	9,611,756	7,768,580
Property, plant and equipment, net	3,569,137	3,865,210
Intangible assets, net	266,416	420,978
Interests in associated companies and jointly controlled entities	1,615,917	1,413,135
Investment securities	26,129	23,736
Goodwill	339,710	339,710
Prepayment for a long-term investment	600,000	600,000
Deferred expenses, net — non-current portion	15,183	21,466
Long-term land lease prepayments, net	118,720	120,099
Other long-term assets	9,343	7,450
Total assets	16,172,311	14,580,364

Brilliance China Automotive Holdings Limited
Consolidated Balance Sheets
As of December 31, 2007 and 2006

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Liabilities and shareholders’ equity

Current liabilities
Short-term bank loans	370,000	500,000
Notes payable	2,828,373	2,141,947
Notes payable to affiliated companies	207,774	37,288
Accounts payable	3,421,891	2,299,267
Due to affiliated companies	952,847	983,293
Customer advances	150,354	425,778
Other payables	419,710	403,040
Dividends payable	3,087	3,299
Accrued expenses and other current liabilities	152,150	159,222
Income tax payable	9,555	11,411
Other taxes payable	71,095	81,841
Advances from affiliated companies	56,134	55,389
Total current liabilities	8,642,970	7,101,775
Convertible bonds	1,489,907	1,486,568
Deferred income	81,555	109,502
Advances from affiliated companies	133,772	79,706
Total liabilities	10,348,204	8,777,551
Minority interests	(93,116)	36,900
Shareholders’ equity
Capital stock
Common stock (8,000,000,000 and 5,000,000,000 shares of US$0.01 each authorized as of December 31, 2007 and 2006, respectively, and 3,669,765,900 and 3,668,390,900 shares of US$0.01 each issued and outstanding as of December 31, 2007 and 2006, respectively)	303,488	303,388
Additional paid-in capital	2,327,697	2,325,690
Accumulated other comprehensive income	75,140	41,472
Dedicated capital	193,356	184,193
Capital reserve	120,000	120,000
Share option reserve	43,090	11,281
Retained earnings	2,854,452	2,779,889
Total shareholders’ equity	5,917,223	5,765,913
Total liabilities and shareholders’ equity	16,172,311	14,580,364
The accompanying notes are an integral part of these consolidated balance sheets.

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income (loss)	83,726	(386,108)	(671,289)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income tax	—	—	114,005
Depreciation of property, plant and equipment	593,263	601,045	399,744
Amortization of long-term land lease prepayments	3,439	4,058	3,886
Amortization of intangible assets	161,219	181,444	204,009
Amortization of deferred expenses	6,283	24,962	8,920
Minority interests in net loss of consolidated subsidiaries	(130,332)	(376,282)	(625,998)
Provision for doubtful debts and write off of bad debts	5,269	28,196	48,244
Provision for impairment of intangible assets	—	—	173,000
Provision for impairment of property, plant and equipment	836	29,160	48,299
Provision for impairment of investment in a jointly controlled entity	—	73,343	179,030
Provision for impairment of goodwill in a subsidiary	—	—	78,690
Provision for inventories, net	(130,185)	21,264	65,827
Gain on disposal of property, plant and equipment	(2,428)	(3,055)	(341)
Gain on disposal of land lease prepayment	(1,399)	—	—
Write off of property, plant and equipment	4,198	8,251	—
Gain on disposal of a jointly controlled entity	—	—	(2,098)
Government grant recognized	(140,081)	(1,850)	(941)
Unrealized exchange gain	(100,043)	(69,259)	(40,829)
Equity in earnings of associated companies and jointly controlled entities, net	(192,261)	(149,320)	(48,995)
Amortisation of finance costs of convertible bonds	103,170	68,419	12,419
Write off of other non-current assets	—	1,798	—
Share option costs	32,243	11,281	—
Gain on disposal of an associate	—	(384)	—
Loss on disposal of an associate	—	709	—
Gain on buy back of convertible bonds due 2008	—	(10,733)	—

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
(Increase) decrease in operating assets:
Accounts receivable	(173,094)	(521,656)	(69,974)
Notes receivable	(218,827)	179,837	243,394
Notes receivable from affiliated companies	(178,678)	257,493	306,173
Due from affiliated companies	886,193	(191,724)	(79,804)
Inventories	(991,935)	(321,608)	464,059
Other receivables	(73,424)	75,113	7,278
Prepayments and other current assets	(130,245)	(85,876)	69,374
Increase (decrease) in operating liabilities:
Notes and accounts payable	2,689,050	1,487,870	(333,250)
Due to affiliated companies	(622,386)	363,459	171,871
Notes payable to affiliated companies	170,486	(36,804)	(47,070)
Customer advances	(275,424)	106,800	53,486
Other payables	4,442	25,566	43,423
Accrued expenses and other current liabilities	(7,072)	(106,686)	(8,277)
Import tariff and taxes payable	(37,618)	(143,155)	117,152
Net cash provided by operating activities	1,338,385	1,145,568	883,417
Cash flows from investing activities:
Capital expenditures	(308,425)	(304,152)	(558,028)
Proceeds from disposal of property, plant and equipment	6,921	3,314	9,487
Proceeds from disposal of land lease prepayment	6,618	—	—
Decrease (Increase) in short-term bank deposits	98,787	437,045	(45,230)
Decrease(Increase) in pledged short-term bank deposits, restricted	(346,516)	307,500	844,542
(Increase) in advances to affiliated companies	(43,317)	(12,944)	(8,729)
(Increase) Decrease in other non-current assets	(1,893)	1,719	12,866
Decrease in interests in associated companies and jointly controlled entities	—	—	11,517
Dividends received from associated companies and jointly controlled entities	21,000	81,000	72,000
Proceeds received from disposal of investment in associated companies	—	1,350	—
Net cash (used in) provided by investing activities	(566,825)	514,832	338,425

Brilliance China Automotive Holdings Limited
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	430,000	650,000	501,202
Repayment of short-term bank loans	(560,000)	(646,500)	(4,702)
Issuance of notes payable	2,420,000	4,530,000	7,934,900
Repayment of notes payable	(3,300,000)	(5,532,500)	(10,106,000)
Increase (decrease) in advances from affiliated companies	29,974	102,480	(9,434)
Dividends paid	—	—	(19,450)
Proceeds from issuance of convertible bonds due 2011	—	1,460,779	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds due 2011	—	(31,414)	—
Buy back and redemption of convertible bonds due 2008	—	(1,598,320)	—
Issue of share capital by exercise of share options	1,673	—	—
Receipts of government grants	112,134	29,750	80,543
Net cash used in financing activities	(866,219)	(1,035,725)	(1,622,941)
Net (decrease) increase in cash and cash equivalents	(94,659)	624,675	(401,099)
Cash and cash equivalents, beginning of year	1,468,075	843,400	1,244,499
Cash and cash equivalents, end of year	1,373,416	1,468,075	843,400
The accompanying notes are an integral part of these consolidated statements of cash flows.

Brilliance China Automotive Holdings Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

	Common stock						Accumulated
			Additional		Share		other
	Number of		paid-in	Dedicated	option	Capital	comprehensive	Retained
	shares issued	Amount	capital	capital	reserve	reserve	income	earnings	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2004	3,668,390,900	303,388	2,325,690	158,352	—	120,000	67,647	3,882,577	6,857,654
Net loss	—	—	—	—	—	—	—	(671,289)	(671,289)
Transfer to dedicated capital	—	—	—	9,279	—	—	—	(9,279)	—
Net unrealized loss on marketable equity securities	—	—	—	—	—	—	(27,227)	—	(27,227)
Dividends declared	—	—	—	—	—	—	—	(19,450)	(19,450)
Balance as of December 31, 2005	3,668,390,900	303,388	2,325,690	167,631	—	120,000	40,420	3,182,559	6,139,688
Net loss	—	—	—	—	—	—	—	(386,108)	(386,108)
Share option costs	—	—	—	—	11,281	—	—	—	11,281
Transfer to dedicated capital	—	—	—	16,562	—	—	—	(16,562)	—
Net unrealized gain on marketable equity securities	—	—	—	—	—	—	1,052	—	1,052
Balance as of December 31, 2006	3,668,390,900	303,388	2,325,690	184,193	11,281	120,000	41,472	2,779,889	5,765,913
Net income	—	—	—	—	—	—	—	83,726	83,726
Transfer to dedicated capital	—	—	—	9,163	—	—	—	(9,163)	—
Issue of share capital	1,375,000	100	1,602	—	—	—	—	—	1,702
Premium arising from exercise of employee share option	—	—	405	—	(434)	—	—	—	(29)
Share option costs	—	—	—	—	32,243	—	—	—	32,243
Net unrealized gain on marketable equity securities	—	—	—	—	—	—	2,393	—	2,393
Share of a jointly controlled entity’s fair value adjustment for hedging derivative	—	—	—	—	—	—	31,275	—	31,275
Balance as of December 31, 2007	3,669,765,900	303,488	2,327,697	193,356	43,090	120,000	75,140	2,854,452	5,917,223
The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT
Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company’s American depositary shares (“ADSs”) were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.
The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).
Details of the Company’s principal subsidiaries as of December 31, 2007 are as follows:

		Percentage of effective
	Place of	equity interest/voting
	establishment/	right attributable to
Name	incorporation	the Company		Principal activities
		Directly	Indirectly

Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	100%	Manufacture and sale of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	—	75.5%	Trading of automotive components

Brilliance China Finance Limited	British Virgin Islands	100%	—	Financing

Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines components

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT (CONTINUED)

		Percentage of effective
	Place of	equity interest/voting
	establishment/	right attributable to
Name	incorporation	the Company		Principal activities
		Directly	Indirectly

Brilliance China Automotive Finance Limited	British Virgin Islands	100%	—	Inactive

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	100%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	99%	Investment holding

Shanghai Hidea Auto Design Co., Ltd	Shenyang, the PRC	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd	Shenyang, the PRC	49%	26.01%	Manufacture and sale of power train
Details of the Group’s interests in associated companies and jointly controlled entities are included in Note 13.
For the years ended December 31, 2007, 2006 and 2005, approximately 7%, 8% and 26% of the consolidated revenue was generated from sales of goods to Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.

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
The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:
•	Reclassification of certain items, designated as “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “long-term land lease prepayments”, from property, plant and equipment in the statutory financial statements;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

2.	BASIS OF PRESENTATION (CONTINUED)
•	Write-off of certain research and development expenditures which are recgonised as intangible assets in the statutory financial statements; and

•	Recognition of stock-based compensation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation
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
In 2005, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R addresses the consolidation of an entity whose equity holders either (a) have not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46R requires the consolidation of such an entity, known as a variable interest entity (“VIE”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is obligated to absorb a majority of the risk of loss from the VIE’s activities entitled to receive a majority of the VIE’s residual returns, or both. FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist.
In connection with the adoption of FIN 46R, the Group has identified a supplier created before 31 December, 2003 to which the Group had provided a guarantee of approximately RMB300 million, which expired in the first quarter of 2005. The annual purchase from the supplier was approximately RMB92 million in 2005. The Group made and continues to make exhaustive but so far unsuccessful efforts to obtain information necessary to apply the FIN 46R’s provision as the Group does not have the contractual or legal right to obtain such information.
Except the above, the adoption of FIN 46R did not have a material impact on the Group’s financial position or results of operations.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of consolidation (Continued)
Intragroup balances and transactions, including sales to companies within the Group and resulting unrealized profits, are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Minority shareholders have an obligation to fund the shortfall.

(b)	Sales
Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are received by the customers and the significant risks and rewards of ownership of the goods have been transferred to customers, provided that there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectibility of such sales is reasonably assured and the price is fixed. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales. Costs related to shipping and handling are included in selling, general and administrative expenses for all periods presented.
Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c)	Account receivables
Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectibility of accounts receivable.

(d)	Cash, cash equivalents and short-term bank deposits
Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.
Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(e)	Inventories
Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on the moving-average method, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis. The Group provides allowance for excess, slow moving and obsolete inventory by specific identification and reduces the carrying value of its inventory to the lower of cost or market.
When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

(f)	Property, plant and equipment and long-term land lease prepayments
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
Depreciation is calculated on a straight-line basis (after taking into account respective estimated residual values). At the following annual rates:

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Property, plant and equipment and long-term land lease prepayments (Continued)

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%
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
Long-term land lease prepayments are amortized on a straight-line basis over the term of lease.

(g)	Intangible assets
Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets of 7 years.

(h)	Impairment of long-lived assets
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

(i)	Goodwill
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Goodwill (Continued)
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

(j)	Investments in associated companies and jointly controlled entities
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

(k)	Investment securities
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Taxation
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
Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2007, 2006 and 2005.
Ningbo Yuming and Ningbo Ruixing are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the years ended December 31, 2007, 2006 and 2005.
Xing Yuan Dong and Dongxing Automotive are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive was 18%, 16.5% and 16.5% for the years ended December 31, 2007, 2006 and 2005.
Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2005, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Ruian is 15%. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rates for Mianyang Ruian were 18%, 18% and 7.5% for the years ended December 31, 2007, 2006 and 2005, respectively.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Taxation (Continued)
Income Tax (Continued)
Shenyang ChenFa is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws applicable. In 2006, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities and is confirmed by the local tax authority that it is exempted from state enterprise income tax for the two years starting from the first profitable year in 2005 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Shenyang ChenFa was 7.5%, 7.5% and 0% for the year ended December 2007, 2006 and 2005, respectively.
Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.
On January 1, 2007 the Company adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations.
Value Added Tax (“VAT”) and Consumption Tax
The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.
Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 12%.

(m)	Deferred taxation
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Foreign currency translation
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
Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous years.

(o)	Warranty
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
Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2006 and 2005: same) first-to-occur limited warranty. The “Zhonghua” sedans, “Junjie” sedans and Kubao coupes are sold with a 36-month or 60,000 kilometers (2006 and 2005: same) first-to-occur limited warranty. “Zunchi” sedans are sold with a 10-year or 200,000 kilometres (2006 and 2005: same) first-to-occur limited warranty. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.
The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience. The reconciliation of the changes in the warranty obligation is as follows:

	2007	2006
	RMB’000	RMB’000

Balance as of January 1,	27,348	22,460
Accrual for warranties issued during the year	73,832	42,102
Settlement made during the year	(72,690)	(37,214)

Balance as of December 31,	28,490	27,348

(p)	Advertising expenses
Advertising expenses are expended as incurred. For the years ended December 31, 2007, 2006 and 2005, advertising expenses of approximately RMB152.2 million, RMB250.1 million and RMB177.0 million, respectively, have been charged to selling, general and administrative expenses.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Research and development expenses
Research and development expenses are expended as incurred. For the years ended December 31, 2007, 2006 and 2005, research and development expenses of approximately RMB402.8 million, RMB214.0 million and RMB235.2 million, respectively, have been charged to selling, general and administrative expenses.

(r)	Operating leases
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

(s)	Stock-based compensation
The Company sponsors several stock-based compensation plans pursuant to which non-qualified stock options and restricted stock awards are granted to eligible employees. These plans are described more fully in Note 23.
Through the year ended December 31, 2005, the Company followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” , (“SFAS 123”), and, accordingly, accounted for awards under these plans pursuant to the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” , (“APB 25”) and related Interpretations, as permitted by SFAS 123. Under APB 25, compensation expense was recognized in the financial statements relating to awards of stock. However, no compensation expense was recorded in the financial statements for stock option grants, as all options have been granted with an exercise price equal to the market value of the underlying common stock on the date of grant.
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

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Earnings (Loss) per share and earnings (loss) per ADS
The calculation of basic (loss) earnings per share is based on the net (loss) income for the year and the weighted average number of shares of common stock outstanding during the year.
The calculation of diluted earnings (loss) per share is based on the net income (loss) for the year and the weighted average number of shares of common stock and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.
A reconciliation of the net (loss) income used in the calculation of basic and diluted (loss) earnings per share/ADS is as follows:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Net income (loss) during the year	83,726	(386,108)	(671,289)

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted (loss) earnings per share is as follows:

	Year ended December 31,
	2007	2006	2005

Weighted average number of shares of common stock used in calculation of basic earnings (loss) per share	3,669,022,065	3,668,390,900	3,668,390,900
Dilutive effect of stock options	10,550,504	—	—

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted (loss) earnings per share	3,679,572,569	3,668,390,900	3,668,390,900

The diluted earnings per share/ADS calculation for the year ended December 31, 2007 is based on weighted average number of common stocks/ADSs outstanding plus the weighted average number of 10,550,504 shares/ADSs deemed to be issued as if all outstanding share options granted had been exercised.
For the year ended December 2007, 733,674,599 potentially dilutive stocks from conversion of the convertible bonds were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.
As the Company was in loss position for 2006, 733,674,599 and 38,550,000 potentially dilutive stocks for the year ended December 31, 2006 from conversion of the convertible bonds and outstanding share options, respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Earnings (Loss) per share and earnings (loss) per ADS (Continued)
As the Company was in loss position for 2005, 336,956,522 and 6,258,959 potentially dilutive stocks for the year ended December 31, 2005 from conversion of the convertible bonds and outstanding share options, respectively, were excluded from the calculation of diluted loss per share because to do so would be anti-dilutive.
The diluted earnings per share/ADS calculation for the year ended December 31, 2005 is based on weighted average number of common stocks/ADSs outstanding plus the weighted average number of shares/ADSs deemed to be issued as if all outstanding share options granted had been exercised.
For the year ended December 2005, 336,956,522 potentially dilutive stocks from conversion of the convertible bonds were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.
A reconciliation of the weighted average number of ADSs for calculation of basic and diluted (loss) earnings per ADS is as follows:

	Year ended December 31,
	2007	2006	2005

Weighted average number of ADSs used in calculation of basic earnings (loss) per ADS	36,690,221	36,683,909	36,683,909
Dilutive effect of stock options	105,505	—	—

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings (loss) per ADS	36,795,726	36,683,909	36,683,909

(u)	Segmental information
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

(v)	Comprehensive income
SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting. For the Group, such items consist primarily of unrealized gains and losses on marketable equity investments and the Group’ s share of the hedging reserve of a jointly controlled entity resulting from the changes in the fair value of the effective derivative financial instruments designated as cash flow hedge.
The Group has disclosed comprehensive income, which encompasses net income (loss) in the statement of income and comprehensive income.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Convertible bonds
Convertible bonds issued at par are stated in the balance sheet at face value plus accreted redemption premium which is calculated based on the outstanding principal of the convertible bonds using effective interest method so that the carrying value of the bonds equals to the redemption price on redemption date. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.

(x)	Guarantees
Guarantee issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 also contains disclosure provisions surrounding existing guarantees. As of December 31, 2007 and 2006, the fair values of the guarantees the Group have entered into are not material to the Group’s financial position. Please refer to Notes 3(o) and 21(c) for details.

(y)	Allowance for doubtful accounts
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

(z)	Fair value of financial instruments
The estimated fair values for financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Group’s financial instruments, which include cash, accounts and notes receivable, intercompany receivables and payables and other payables, approximate their carrying values in the financial statements.

(aa)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(ab)	Other new accounting pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not impact the Company’s financial position and net earnings.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ab)	Other new accounting pronouncements (Continued)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement has no material impact on the Company’s financial statements.
In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115, which permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement has no material impact on the Company’s financial statements.
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements”(SFAS 160). SFAS 160 requires all entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 requires that transactions between an entity and non-controlling interests are treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and results of operation and is currently not yet in a position to determine such effects.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, and combinations achieved without the transfer of consideration. SFAS No. 141 (revised 2007) is effective for prospectively to business combinations for which the acquisition date is in on or after December 15, 2008. An earlier adoption is not permitted. The Company is still considering that impact of SFAS 141R, if any, will depend on the nature and size or business combinations the Company consummates after the effective date to its financial statements.

4.	SUBSIDY INCOME
During the year, the Group was granted government subsidies of RMB112,134,000. All of the approved subsidies were received by the Group during the year. For the year ended December 31, 2007, 2006 and 2005, the government subsidies of RMB140,081,000, RMB50,176,000 and RMB3,139,000 were recorded as income respectively.

5.	INCOME TAXES
For the years ended December 31, 2007, 2006 and 2005, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on allowable losses or taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

5.	INCOME TAXES (CONTINUED)
The amount of (provision) benefit for income taxes in the consolidated income statement represents:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Current taxation	(45,208)	(47,879)	12,121
Deferred taxation	—	—	(114,005)

	(45,208)	(47,879)	(101,884)

The reconciliation of the Group’s effective income tax rate, based on income (loss) before taxes and minority interests, to its statutory income tax rate for years ended December 31, 2007, 2006 and 2005 is as follows:

	Year ended December 31,
	2007	2006	2005
	%	%	%

Average statutory tax rate (including state and local income tax)	(5,650.24)	5.17	10.25
Effect of statutory tax holiday	4,048.63	5.87	3.07
Effect of non-deductible expenses	(2,111.20)	(7.02)	(2.62)
Effect of valuation allowances	1,378.32	(8.77)	(22.93)
Others, not individually significant	(909.32)	(1.95)	3.71

Effective tax rate	(3,243.81)	(6.70)	(8.52)

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of income (loss) before taxes and the applicable statutory tax rate of each subsidiary.
Components of deferred tax assets were as follows:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Deferred tax asset:
Research and development costs	88,814	62,008
Provisions and accruals	37,065	56,893
Provision for impairment of property, plant and equipment	3,023	7,541
Amortization and provision for impairment of intangible assets	118,378	116,737
Tax losses carry forward	127,248	144,671

	374,528	387,850
Valuation allowance (Note)	(374,528)	(387,850)

Net deferred tax assets	—	—

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

5.	INCOME TAXES (CONTINUED)

Note:	At December 31, 2007, valuation allowances of approximately RMB127.2 million (2006: RMB144.7 million) and RMB247.3 million (2006: RMB243.2 million) were made for deferred tax assets recognized in respect of the unused tax losses and deductible temporary differences because it is more likely than not that the tax benefit will not be realized in the foreseeable future. The temporary differences do not expire under current legislation but the unrecognized tax losses of RMB238.1 million (2006: RMB354.2 million), RMB610.2 million (2006: RMB610.2 million) will expire in 2009 and 2010 respectively.

6.	PLEDGED SHORT-TERM BANK DEPOSITS, RESTRICTED
As of December 31, 2007 and 2006, approximately RMB1,971.7 million and RMB1,625.1 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans given to affiliated companies and bank guaranteed notes issued (Notes 19 and 21).

7.	ACCOUNTS RECEIVABLE, NET
Accounts receivable consist of:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Accounts receivable	868,075	694,981
Less: Allowance for doubtful debts	(62,888)	(62,823)

	805,187	632,158

Movements of allowance for doubtful debts during the years ended December 31, 2007 and 2006 were:

	2007	2006
	RMB’000	RMB’000

Balance as of January 1,	62,823	48,367
Additional provision	83	14,456
Write-back of provision	(18)	—

Balance as of December 31,	62,888	62,823

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Percentage of total sales for the year
	2007	2006	2005

Customer A	23%	7%	Nil
Customer B	7%	8%	26%

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
Details of the amounts receivable from the above major customers as of December 31, 2007 and 2006 are as follows:

	Percentage of accounts receivable
	December 31,
	2007	2006	2005

Major customers receivable balances	42%	42%	30%

8.	NOTES RECEIVABLE
Notes receivable are primarily notes received from customers for settlement of accounts receivable balances. As of December 31, 2007 and 2006, all notes receivable were guaranteed by established banks in the PRC with maturities of less than six months. The fair value of the notes receivable approximated their carrying value. Approximately RMB223 million (2006: RMB233 million) of the notes receivable were pledged for the issuance of bank guaranteed notes (Note 19).

9.	OTHER RECEIVABLES
Included in other receivables as of December 31, 2007 and 2006 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 16.

10.	INVENTORIES, NET

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Inventories consist of:
Raw materials	806,580	598,970
Work-in-progress	226,476	174,328
Finished goods	1,435,977	573,545

	2,469,033	1,346,843

Allowance for obsolete of inventories as of 31 December, 2007 and 2006 are approximately RMB70,091,000 and RMB200,276,000 respectively. During the years ended December 31, 2007, 2006 and 2005, the Company made a net provision of inventories, amounting to (RMB130,185,000), RMB21,264,000 and 65,827,000 respectively.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

11.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment consist of:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Buildings	1,262,157	1,238,713
Machineries and equipment	4,578,375	4,439,080
Motor vehicles	122,355	116,133
Furniture, fixtures and office equipment	435,372	423,321
Construction-in-progress	257,017	233,104

	6,655,276	6,450,351
Less: Accumulated provision for impairment losses	(94,907)	(125,028)

	6,560,369	6,325,323
Less: Accumulated depreciation	(2,991,232)	(2,460,113)

Net book value	3,569,137	3,865,210

(a)	During the years ended December 31, 2007, 2006 and 2005, capitalized interest expense amounted to approximately RMB5.5 million, RMB6.8 million and RMB23.9 million, respectively.

(b)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment at their net book value to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. Up to December 31, 2007, BMW Brilliance has not required Shenyang Automotive to purchase back such machineries and equipments. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. The service fees of approximately RMB257,937, RMB254,479 and RMB112,160,000 were incurred for 2007, 2006 and 2005, respectively.

(c)	In 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings at their net book value to BMW Brilliance and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, as of December 31, 2007 and 2006, the net book value of the buildings, amounting to approximately RMB126,140,000 and RMB134,348,000, respectively, were retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2007, amounting to approximately RMB174,373,000 (2006: RMB113,343,000), was treated as financing and will be partially offset against the lease rental payable in future years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
These respective buildings have been pledged by BMW Brilliance to a bank for long-term bank loans granted to BMW Brilliance.

(d)	As a result of the retirement from use and/or the change in use — from production to rental — of certain property, plant and equipment of the Group’s minibus and automotive components segment, the Group assessed the recoverability of the carrying value of these long-lived assets, which resulted in impairment losses of approximately RMB0.8 million, RMB29.1 million and RMB48.3 million for the years ended December 31, 2007, 2006 and 2005 respectively. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for the years.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

12.	INTANGIBLE ASSETS, NET

	2007	2006
	RMB’000	RMB’000

Cost
Balance as of January 1	1,539,333	1,521,722
Additions	6,657	17,611

Balance as of December 31	1,545,990	1,539,333

Accumulated amortization
Balance as of January 1	(895,355)	(713,911)
Amortization for the year	(161,219)	(181,444)

Balance as of December 31	(1,056,574)	(895,355)

Accumulated impairment
Balance as of January 1 and December 31	(223,000)	(223,000)

Net book value
Balance as of December 31	266,416	420,978

Balance as of January 1	420,978	584,811

There is a group of intangible assets included in our intangible asset, including sedan design rights with a net book value of RMB102 million (2006: RMB178 million); components and parts technology rights with a net book value of RMB135 million (2006: RMB217 million); and others with a net book value of RMB29 million (2006: RMB26 million), that are similar in their use in the operations of the Group as they relate to a specific model of Zhonghua sedans. The Group assessed the future economic benefit of this group as a whole based on net future cash flow from the manufacture and sale of that specific model of Zhonghua sedans. Included in this group of intangible assets are primarily:
(a)	Sedan design rights, which include rights, titles and interests in certain design and engineering agreements and a technical assistance agreement related to Zhonghua sedans; and

(b)	Components and parts technology rights, which include rights, titles and interests in the design of the components and spare parts for Zhonghua sedans contributed by JinBei, a joint venture partner, as capital into Shenyang Brilliance JinBei Automobile Co. Ltd., a subsidiary of the Company in 2003.
Since the operations in the manufacture and sale of Zhonghua sedans had just made a profit in 2007 but cumulated losses in previous years, the Group critically assessed the future economic benefit of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (b) by assessing the net cash inflow the manufacture and sale of Zhonghua sedans will bring to the Group in the future. Accordingly, no impairment loss for these intangible assets was considered necessary for the years ended December 31, 2007 and 2006 (2005: impairment loss of RMB173 million was provided).
For each of the five years ending December 31, 2012, the estimated amortization expense of the intangible assets in existence as of December 31, 2007 will be approximately RMB161 million,105 million , Nil, Nil and Nil.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
Interests in associated companies and jointly controlled entities as of December 31, 2007 consist of:

		Percentage of effective
		equity interest held
	Place of	indirectly by the
Name of company	establishment	Company	Principal activities

Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) (Note 1)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines

Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd. (‘Shenyang JinBei Vehicle”)	Shenyang, the PRC	48%	Manufacture and sale of automotive components

Jointly controlled entities:

Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”) (Note 2)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.5%	Manufacture and sale of BMW sedans

Notse:

(1)	The Group has effective equity interest of 12.77% in Shenyang Aerospace through 21% equity interest jointly held by Xin Yuan Dong and Shenyang Automotive. On 29th September, 2005, the Group entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB50 million. The disposal is yet to be completed as at the date of these financial statements upon the approval of respective local government.

(2)	On 7th August, 2006, the Group entered into an agreement with an independent third party to dispose of 3.5% of the Group’s interest in Mianyang Xinchen for a cash consideration of approximately RMB16.4 million. The disposal is yet to be completed as at the date of these financial statements upon the approval of the respective local government.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
The carrying values of interests in associated companies and jointly controlled entities are:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Interests in associated companies:
Shenyang Aerospace	374,919	357,893
Shenyang JinBei Vehicle	13,840	14,087

	388,759	371,980

Interests in jointly controlled entities:
Mianyang Xinchen	309,984	304,462
Xinguang Brilliance	35,187	28,523
BMW Brilliance	881,987	708,170

	1,227,158	1,041,155

	1,615,917	1,413,135

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

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410

	123,393	123,393

The Group recorded an impairment charge of RMB73.3 million and RMB179.0 million for 2006 and 2005, respectively, for equity method goodwill associated with its minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of the equity method investments was estimated using the expected present value of future cash flows. No such impairment is required for 2007.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2007 and 2006 are as follows:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Associated companies:
Shenyang Aerospace	37,863	50,183
Shenyeng JinBei Vehicle	(246)	(265)

	37,617	49,918

Jointly controlled entities:
Mianyang Xinchen	5,885	(414)
Xinguang Brilliance	6,532	(6,876)
BMW Brilliance	142,227	106,692

	154,644	99,402

	192,261	149,320

Combined financial information of the associated companies is summarized as follows:

	Year ended December 31,
	2007	2006
	RMB’000	RMB’000

Revenue	2,225,332	2,113,735
Profit before taxation, net	206,390	209,438
Net income	180,563	187,388

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Current assets	838,123	889,889
Non-current assets	1,796,883	1,906,025

Total assets	2,635,006	2,795,914

Current liabilities	(433,145)	(634,616)
Long-term liabilities	(540,000)	(580,000)

Total liabilities	(973,145)	(1,214,616)

Total shareholders’ equity	1,661,861	1,581,298

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
Combined financial information of the jointly controlled entities is summarized as follows:

	Year ended December 31,
	2007	2006
	RMB’000	RMB’000

Revenue	13,343,555	8,953,086
Profit before taxation, net	315,823	159,091
Net income	296,356	197,063

	As of December 31,
	2007	2006
	RMB'000	RMB'000

Current assets	6,366,424	6,051,057
Non-current assets	2,812,837	2,101,276

Total assets	9,179,261	8,152,333

Current liabilities	(6,049,432)	(5,530,655)
Long-term liabilities	(871,478)	(700,979)

Total liabilities	(6,920,910)	(6,231,634)

Total shareholders’ equity	2,258,351	1,920,699

14.	INVESTMENT SECURITIES
The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sale securities are as follows:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Available-for-sale securities at cost	17,305	17,305
Gross unrealized gain	4,686	2,293

	21,991	19,598
Unlisted securities at cost	4,138	4,138

	26,129	23,736

Available-for-sale securities represent a marketable security. The change in net unrealized gain reported as a separate component of accumulated other comprehensive income was RMB2.4 million and RMB1.1 million as of December 31, 2007 and 2006, respectively.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

14.	INVESTMENT SECURITIES (CONTINUED)
Unlisted securities at cost of RMB4.1 million (2006: RMB 4.1 million) represents carrying amount of the unlisted equity investment. (a) It is not practicable for the Group to estimate the fair value of the investment for which a quoted market price is not available and (b) the Group did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of the investment.

15.	GOODWILL
The carrying amount of goodwill of RMB339,710,000 (2006: RMB339,710,000) was associated with the manufacture and sale of minibuses and automotive components operations.
During the years ended December 31, 2007 and 2006, no impairment loss was recognized in respect of goodwill. During the year ended December 31, 2005, the Group recorded an impairment charge of RMB79 million for goodwill associated with its manufacture and sale of minibuses and automotive components operations due to lower than expected projected operating profits and cash flows. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

16.	PREPAYMENT FOR A LONG-TERM INVESTMENT
On December 29, 2003, SJAI (a 99% indirectly-owned subsidiary of the Company) and SXID (an indirect wholly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM has 24.38% and SXI has 8.97% of the equity interest in JinBei, a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the respective financial position of SAIAM and SXI.
Although the acquisitions have been approved by State-Owned Assets Supervision and Administration Commission of Liaoning Provincial Government and State-owned Assets Supervision and Administration Commission of the State Council of the PRC, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under the Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will effectively has an aggregate of approximately 33.05% of the equity interests of JinBei.
As at December 31, 2007 and 2006, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment by the Group. The directors have assessed the fair value of the underlying shares in JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

17.	DEFERRED EXPENSES, NET

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Direct expenses incurred in connection with the issuance of convertible bonds due 2011 (Note 18)	31,414	31,414
Amortization	(9,948)	(3,665)

	21,466	27,749

Non-current portion	15,183	21,466
Current portion	6,283	6,283

	21,466	27,749

18.	CONVERTIBLE BONDS

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Convertible bonds issued at par	1,460,779	1,460,779
Accreted redemption premium	162,327	59,157
Exchange gain	(133,199)	(33,368)

	1,489,907	1,486,568

On June 7, 2007, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million at the time of issue). The convertible bonds are listed on the Singapore Exchange Securities Trading Limited.
The convertible bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after July 6, 2007, and up to and including May 8, 2011, unless the convertible bonds have previously been redeemed.
Conversion price reset
(1)	If the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being March 10, 2007 and March 10, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the March 10, 2007 reset date) and 75% (for the March 10, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds due 2011 could not be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares. Since the average market price was HK$1.53 prior to the 10th March 2008 reset date, the conversion price was adjusted from HK$1.93 to HK$1.53.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
Due to the adjustment to the conversion price, the total number of conversion shares will increase from 733,674,599 shares at a conversion price of HK$1.93 to 925,484,964 shares at conversion price of HK$1.53.

An ordinary resolution was proposed in an EGM held on 21st April 2008 to grant the directors a specific mandate to issue, allot and deal with the additional conversion shares.

18.	CONVERTIBLE BONDS (CONTINUED)
Redemption
The convertible bonds will mature on June 7, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds due 2011 is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after June 7, 2008 and prior to June 7, 2009, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds divided by the conversion price);

(ii)	on or at any time after June 7, 2009 and prior to May 8, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the convertible bonds has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011.
The convertible bonds may be redeemed in whole but not in part at the option of the relevant holder on June 7, 2009 at 122.926% of their principal amount. The convertible bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading on the SEHK.
As of December 31, 2007, none of the convertible bonds had been converted into common stock of the Company.

19.	NOTES PAYABLE
As of December 31, 2007, approximately RMB820 million (2006: RMB1,700 million) of notes payable had effective interest rates of 3% to 4%, the remaining RMB2,008 million (2006: RMB442 million) of notes payable were interest free. All notes payable approximate fair value because of the short maturity. All notes payable were guaranteed by banks, repayable within one year, secured by pledged short-term bank deposits of approximately RMB1,758 million (2006: RMB1,207 million) and bank guaranteed notes received from third parties and affiliated companies of approximately RMB223 million (2006: RMB233 million).

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

20.	TAXES PAYABLE
Taxes payable consist of:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Income tax payable	9,554	11,411

VAT payable	12,674	10,651
Consumption tax payable	44,967	54,727
Others	13,454	16,463

Other taxes payable	71,095	81,841

	80,649	93,252

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments
As of December 31, 2007, the Group had approximately RMB1,728.1 million in outstanding capital and purchases commitments of which certain items are denominated in Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, purchase of equipment, and others amounting to approximately RMB718.7 million and authorized but not contracted for capital commitment amounting to approximately RMB1,009.4 million.
The Company leases premises under various operating leases which do not contain any escalation clauses. As of December 31, 2007, the future aggregate minimum lease payments under non-cancellable operating leases are detailed as follows:

Operating
lease
RMB’000

Within one year	16,367
One to two years	6,201
Two to three years	4,263
Three to four years	4,263
Four to five years	4,129
Over five years	31,296

Total minimum lease payments	66,519

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)	Operating lease income
Operating leases arise from the leases for certain buildings to BMW Brilliance (see also Note 25(f)). The lease terms are generally 180 months.
Depreciation expense for assets subject to operating leases is provided primarily on the straight-line method over the estimated useful life of the assets. Depreciation expense relating to the buildings held in operating leases was RMB4.4 million and RMB4.4 million for the years ended December 31, 2007 and 2006, respectively.
Investments in operating leases are as follows:

As of December 31,
2007
RMB’000

Buildings	97,358
Accumulated depreciation	(19,542)

Net investment in operating leases	77,816

Future minimum rental payments to be received on non-cancellable operating leases are contractually due as follows:

As of December 31,
2007
RMB’000

Within one year	19,884
One to two years	14,174
Two to three years	14,174
Three to four years	14,174
Four to five years	14,174
Over five years	76,778

Total	153,358

There were no contingent rentals under the respective lease contracts.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(c)	Contingent liabilities

(i)	As of December 31, 2007, the Group had provided the following guarantees:
(1)	Corporate guarantees of approximately RMB60 million (2006: RMB120 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2007, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB60 million (2006: RMB120 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2007. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2007.

(2)	Corporate guarantees of bank loans amounting to RMB200 million (2006: RMB295 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2007, drawn by JinBei. Bank deposits of RMB213 million (2006: RMB312 million) were pledged as collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2007.
(ii)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB31.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No.2701 of 2003 (the “Action”).

On 16th September, 2003, a Statements of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004. Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(c)	Contingent liabilities (Continued)

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April , 2005, as the respective parties anticipated that that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On August 17, 2006, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on September 5, 2006, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the action.

22.	CAPITAL STOCK

	As of December 31,
	2007		2006		2005
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
	’000	’000	’000	’000	’000	’000

Authorized:
Common stock of US$0.01 each (Note1)	8,000,000	US$80,000	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Common stock of US$0.01 each (Note 2)	3,669,766	RMB303,488	3,668,391	RMB303,388	3,668,391	RMB303,388

Note 1:	At a special general meeting held on February 12, 2007, shareholders of the Company approved the increase of the authorized share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.

Note 2:	1,125,000 and 250,000 ordinary shares were issued on 16th July,2007 and 24th July, 2007, respectively, as a result of an exercise of share option on 16th July, 2007, at an aggregate consideration of RMB1,702,000 (or HK$1,815,000) of which RMB1,602,000 was credited to the share premium account.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

23.	STOCK OPTIONS
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
On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was fully vested and was charged to income statement during the year ended December 31, 2001. During the year ended December 31, 2003, 2,338,000 shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme from 2005 to 2007.
New share option scheme approved in 2002
On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme came into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted under the original share option scheme in 2001 will not be affected. On June 28, 2006 and December 31, 2007, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 35,750,000 and 59,500,000 shares of the Company’s common stock at HK$1.320 and HK$1.746 per share respectively. The exercisable period of these options is from December 28, 2006 to December 27, 2016 and from December 31, 2007 to December 30, 2017 respectively. Pursuant to the New Scheme, the Company’s board of directors may grant options to the participants (include the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:
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

(c)	the nominal value of the common stock.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

23.	STOCK OPTIONS (CONTINUED)
Details of Movements of share options granted under both 1999 and 2002 Schemes during the year are as follows:

		Exercise prices (the
		weighted average
	No. of share	exercise price in	Aggregate
	options	parenthesis)	intrinsic value

Outstanding as of January 1, 2005	14,490,000	HK$1.896
Cancelled/lapsed	(11,690,000)	HK$1.896

Outstanding as of December 31,2005 and January 1, 2006	2,800,000	HK$1.896
Granted	35,750,000	HK$1.320

Outstanding as of December 31, 2006 and January 1, 2007	38,550,000	HK$1.896, HK$1.320
		(HK$1.362)
Granted	59,500,000	HK$1.746
Exercised	(1,375,000)	HK$1.320

Outstanding as of December 31, 2007		HK$1.320, HK$1.746
		and HK$1.896
	96,675,000	(HK$1.599)	HK$14,437,000

Exercisable as of December 31, 2007		HK$1.320 and
	96,675,000	HK$1.746 (HK$1.599)	HK$14,437,000

Share options outstanding at December 31, 2007 under both 1999 and 2002 Schemes are summarized as follows:

Weighted
	No. of share	average	Weighted
	options	remaining	average
Range of Exercise Prices	outstanding	contractual life	exercise price
HK$1.320-HK$1.896	96,675,000	9.45 years	HK$1.599
The weighted average remaining contractual life of the share options outstanding as at December 31, 2007 was approximately 9.45 years (2006: 9.59 years)
The Compensation expenses associated with these grants was fully vested and charged to income statement in 2007. The exercise of 1,375,000 shares option during 2007 increased common stock and additional paid in capital by approximately RMB100,000 and RMB1,602,000, respectively.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
The fair value of the share options granted during the year is approximately RMB32,243,000 (2006: aproximately RMB11,281,000), which was calculated using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural consideration. Due to the restriction on the transferability of the share options, the option holders tend to early exercise the options on hand. Therefore, management considers it is appropriate to assume that the option holders will exercise their options earlier as it is the only way for them to realise their option value. Such expected time of exercise constitutes the expected tenors of the options, which are adopted in the calculation of the fair value of the options. The expected tenors for options held by the directors and other employees are two years and one year respectively. Expected volatility is based on the historical price volatility over the past 260 days.
The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on Black-Scholes option pricing model. The following significant assumptions were used to derive the fair values.

	2007	2006

Fair value at measurement date	HK$0.5549	HK$0.3139
Expected volatility	48.44%	42.64%
Option life	2 - 3 years	1 - 2 years
Expected dividends	Nil	Nil
Risk-free interest rate	2.58%-2.79%	3.48%-3.509%
The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

24.	DISTRIBUTION OF PROFIT
As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain non-distributable discretionary dedicated capital RMB193 million (2006: RMB184 million), which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2007, 2006 and 2005, the subsidiaries of the Company appropriated approximately RMB9.2 million, RMB16.6 million and RMB9.3 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2007, 2006 and 2005.
The undistributed earnings retained share by the Group’s in the associated companies and jointly controlled entities amounted to approximately RMB382.3 million and RMB159.50 million as of December 31, 2007 and 2006, respectively.
No dividend was declared by the Company during 2007 and 2006. On April 21, 2008 the directors of the Company did not recommend the payment of any dividend for the year 2007.

25.	RELATED PARTY TRANSACTIONS

(a)	Name and relationship

Name	Relationship
JinBei	A shareholder of Shenyang Automotive
Shanghai Shenhua	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
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
Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:
(b)	Amounts due from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Due from related parties:
— Shanghai Shenhua and its affiliated companies	368,499	431,310
— Affiliated companies of JinBei	91,347	93,446
— An affiliated company of BHL	94,095	55,040
— A subsidiary of the substantial shareholder of the Company	61,455	—
— BMW Brilliance
— Accounts receivables	98,224	247,564
— Consideration receivable arising from the disposal of machinery and equipment (note (i))	—	134,527
— Other jointly controlled entities	321	21,470
Less: Provision for doubtful debts	(29,720)	(29,720)

	684,221	953,637

(i)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(c)).

(ii)	Except for (i) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

25.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Notes receivable from related parties:
— Affiliated companies of JinBei	3,050	16,620
— Shanghai Shenhua	143,276	63,750
— Associated companies and jointly controlled entities	—	1,107
— A subsidiary of the substantial shareholders of the Company	113,829	—

	260,155	81,477

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(d)	Dividends receivable from affiliated companies consisted of:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Dividend receivable from a jointly controlled entity	76,173	76,173
Dividend receivable from an associate	21,000	21,000

	97,173	97,173

(e)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Due to related parties:
— Associated companies and jointly controlled entities	584,971	680,943
—Affiliated companies of Shanghai Shenhua	1,870	10,719
—Affiliated companies of JinBei	365,275	281,721
— Other affiliated companies	731	9,910

	952,847	983,293

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

25.	RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Notes payable to related parties:
— Affiliated companies of BHL	60,686	—
— An affiliated companies of JinBei	51,167	7,249
— Associated companies and jointly controlled entities	95,921	30,039

	207,774	37,288

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

25.	RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of the following:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Sales of goods:
— JinBei and its affiliated companies	452,933	178,414	69,432
— Shanghai Shenhua and its affiliated companies	1,394,130	1,052,689	1,469,402
— A subsidiary of the substantial shareholders of the Company	1,119,096	—	—
— Associated companies and jointly controlled entities	188,315	186,146	71,005

	3,154,474	1,417,249	1,609,839

Purchase of goods:
—Affiliated companies of JinBei	1,477,018	895,457	383,808
—Affiliated companies of Shanghai Shenhua	102,785	16,668	85,354
—Affiliated companies of BHL	115,223	117,336	66,441
— Associated companies and jointly controlled entities	1,004,303	942,878	524,221
— Affiliated companies of the joint venture partner of Xinguang Brilliance	147	68	761
— Shareholders of Shenyang Aerospace	63,227	90,505	1,987
Subcontracting charges to a jointly controlled entity	257,937	254,479	112,160

	3,020,640	2,317,391	1,174,732

Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming
Finance charge to a jointly controlled entity	16,100	16,748	17,329
Operating lease rental on land and buildings charged by:
— A jointly controlled entity	3,430	908	2,206
— Shanghai Shenhua and its affiliated companies	592	1,148	—
— Affiliated companies of JinBei	—	60	—
Mould testing income from a jointly controlled entity	1,776	4,320	—
Operating lease rental from a jointly controlled entity	14,384	34,863	15,078
Proceeds from sale of property, plant and equipment a jointly controlled entity	—	80,332	263
Service income from a jointly controlled entity	18,560	35,067	43,671
The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors. Other significant transactions with affiliated companies consisted of:

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

25.	RELATED PARTY TRANSACTIONS (CONTINUED)

i.	Trademark license
Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

ii.	Guarantees provided to affiliated companies
Please refer to Note 21 (c) (i) for details of the guarantees provided to affiliated companies.

(g)	Advances to affiliated companies consisted of the following:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Advances to related parties:
— Associated companies and jointly controlled entities	26,364	6,553
—Affiliated companies of BHL	51,134	15,273
— Shanghai Shenhua and its affiliated companies	14,044	14,044
—JinBei and its affiliated companies	12,062	23,740
— Other affiliated companies	12	689

	103,616	60,299
Less: provision for doubtful debts	(2,214)	(2,214)

	101,402	58,085

Advances to affiliated companies are unsecured, non-interest bearing and with no fixed repayment term (2006: Same)

(h)	Advances from affiliated companies consisted of the following:

	As of December 31,
	2007	2006
	RMB’000	RMB’000
Advances from related parties:
— Associated companies and jointly controlled entities	1,282	1,279
—BHL and its affiliated companies	12,086	12,728
— Affiliated companies of Shanghai Shenhua	1,430	820
—JinBei and its affiliated companies	735	6,925
— Current portion of financing received from BMW Brilliance (Note 11(d))	40,601	33,367

	56,134	55,389

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

25.	RELATED PARTY TRANSACTIONS (CONTINUED)
Note: The advances from BMW Brilliance are repayable on the following terms.

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Within 1 year	40,601	33,637
More than 1 year but less than 2 years	7,772	13,204
More than 2 years but less than 5 years	29,154	26,124
More than 5 years	96,846	40,378

	174,373	113,343
Less: non-current portion	(133,772)	(79,706)

Current portion	40,601	33,637

Save for the financing received from BMW Brilliance as detailed in Note 11(d), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

26.	RETIREMENT PLAN AND EMPLOYEES’ BENEFIT
As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 19% to 23% of the basic salary costs of their staff for 2007 (2006: 19%-23%; 2005: 20%) payable to Labor and Social Security Bureaus of the PRC government. The retirement plan contributions payable for the years ended December 31, 2007, 2006 and 2005 were approximately RMB75.6 million, RMB36.1 million and RMB33.1 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB68.6 million, RMB32.7 million and RMB29.6 million for the years ended December 31, 2007, 2006 and 2005, respectively, were calculated at a certain percentage (approximately 15.4% to 25.4% in 2007, 15.4% to 25.4% in 2006 and 15.4% to 25.4% in 2005) of the employees’ basic salaries.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ salary with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the consolidated statement of income represents contributions payable by the Group to the fund. During the years ended December 31, 2007, 2006 and 2005, contributions amounting to approximately HK$81,000, HK$89,000 and HK$122,000, respectively, were made.

27.	EXECUTIVE BONUS PLAN
Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the years ended December 31, 2007, 2006 and 2005 , no performance bonus was allocated.

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

28.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized: 2007: RMB5,533,000; 2006: RMB6,766,000; 2005: RMB23,875,000)	106,924	92,744	111,303
Income taxes	65,858	39,240	33,975
During the years ended December 31, 2007, 2006 and 2005, major non-cash transactions included:
During the year ended December 31, 2007, the Group entered into an agreement with affiliated companies to offset receivable balances due from the affiliated companies with the Group’s payable balances to that affiliated companies of approximately RMB617 million (2006: RMB86 million).

29.	OTHER SUPPLEMENTAL INFORMATION
The following items are charged (credited) to the consolidated statements of income and comprehensive income:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Import tariffs	29,680	31,616	15,224
Research and development costs	402,826	214,021	235,177
Foreign exchange gains, net	80,040	32,955	21,487
Provision for impairments of property, plant and equipment	—	29,160	48,299
Provision for doubtful debts and write off of bad debts	5,566	28,272	55,703

30.	SEGMENT INFORMATION
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
For the years ended December 31, 2007, 2006 and 2005
The Group’s credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Group reviews its accounts receivable and provides estimates of allowances as deemed necessary.
Business segments — 2007

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Total revenues from reportable segments	5,729,289	8,754,847	—	14,484,136
Elimination of intersegment revenues	(334,987)	—	—	(334,987)

Revenues from external customers	5,394,302	8,754,847	—	14,149,149

Segment (loss) income before taxation and minority interests	194,986	(286,223)	142,227	50,990

Unallocated amounts
— corporate income net of corporate expenses				25,405
—interest income less interest expenses				(77,793)

Loss before taxation and minority interests				(1,398)

Segment assets as of December 31, 2007	7,115,643	8,038,601	881,987	16,036,231

Unallocated amounts — corporate assets				136,081

Total assets as of December 31, 2007				16,172,312

Other disclosures:
Depreciation of fixed assets	207,216	386,047	—	593,263
Amortization of long-term land lease prepayments	2,254	1,185	—	3,439
Amortization on intangible assets	9,548	151,671	—	161,219
Impairment of equity method goodwill (Note 13)	—	—	—	—
Capital expenditure	41,810	278,843	—	320,653
Equity in earnings of associated companies and jointly controlled entities	12,171	37,863	142,227	192,261
Equity method goodwill (Note 13)	91,410	31,983	—	123,393
Goodwill (Note 15)	339,710	—	—	339,710

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
Business segments — 2006

	Manufacture and
	sale of	Manufacture and
	minibuses and	sale of	Manufacture and
	automotive	Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Total revenues from reportable segments	5,533,953	5,190,129	—	10,724,082
Elimination of intersegment revenues	(239,328)	—	—	(239,328)

Revenues from external customers	5,294,625	5,190,129	—	10,484,754

Segment (loss) income before taxation and minority interests	145,602	(830,404)	106,692	(578,110)

Unallocated amounts
— corporate expenses net of corporate income				(50,138)
—interest income less interest expenses				(86,263)

Income before taxation and minority interests				(714,511)

Segment assets as of December 31, 2006	6,237,217	5,274,223	708,170	12,219,610

Unallocated amounts — corporate assets				2,360,754

Total assets as of December 31, 2006				14,580,364

Other disclosures:
Depreciation of fixed assets	223,233	377,812	—	601,045
Amortization of long-term land lease prepayments	2,485	1,573	—	4,058
Amortization on intangible assets	2,603	178,841	—	181,444
Impairment of equity method goodwill (Note 13)	73,343	—	—	73,343
Impairment of goodwill in a subsidiary (Note 15)	—	—	—	—
Capital expenditure	106,130	144,935	—	251,065
Equity in earnings of associated companies and jointly controlled entities	(7,556)	50,184	106,692	149,320
Equity method goodwill (Note 13)	91,410	31,983	—	123,393
Goodwill (Note 15)	339,710	—	—	339,710

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

31.	ACCUMULATED OTHER COMPREHENSIVE INCOME
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

	Unrealized gain
	(loss) on	Foreign	Accumulative
	marketable	currency	other
	available-for-	translation	comprehensive
	sale securities	adjustments	income
	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2006	1,241	39,179	40,420
Current year change	1,052	—	1,052

Balance as of December 31, 2006	2,293	39,179	41,472
Current year change	2,393	—	2,393

Balance as of December 31, 2007	4,686	39,179	43,865

32.	COMPARATIVE FIGURES
Certain comparative figures in previous years have been reclassified to conform to the fiscal 2007 presentation.

33.	APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors on June 27, 2008.

Financial Statements Schedules
Schedule II — Valuation and qualifying accounts

	Balance at	Charged /
	beginning of the	(credited) to	Deductions	Balance at end
Description	year	expenses	Note (a)	of the year
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2007
Allowance for doubtful debt of:
— Accounts receivables	62,823	65	—	62,888
— Other receivables	82,725	5,204	(292)	87,637
— Due from affiliated companies	29,720	—	—	29,720
— Advances to affiliated companies	2,214	—	—	2,214

Allowance for inventories	200,276	(130,185)	—	70,091

Year ended December 31, 2006
Allowance for doubtful debt
— Accounts receivables	48,367	14,456	—	62,823
— Other receivables	78,003	13,740	(9,018)	82,725
— Due from affiliated companies	29,720	—	—	29,720
— Advances to affiliated companies	9,250	—	(7,036)	2,214

Allowance for inventories	179,012	21,264	—	200,276

Year ended December 31, 2005
Allowance for doubtful debt
— Accounts receivables	47,719	648	—	48,367
— Other receivables	42,682	35,321	—	78,003
— Due from affiliated companies	24,720	5,000	—	29,720
— Advances to affiliated companies	1,975	7,275	—	9,250

Allowance for inventories	113,185	65,827	—	179,012

Note (a) Bad debts write-offs