Form 20-F/A
period 2007-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2008-11-17
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F/A
(Amendment No. 1)

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
Large Accelerated Filer ☐          Accelerated Filer ☑          Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepate the financial statetments included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

ii

i

EXPLANATORY NOTE
     The registrant is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to its annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 27, 2008 (the “original filing”) to reflect the following amendments to the original filing:
1.	“Item 5. Operating and Financial Review and Prospects — Results of Operations” has been amended to:
(i)	separately discuss the profitability of each of the registrant’s operating segments; and

(ii)	disclose the impact of the registrant’s write-back of inventory on cost of sales in 2007.
2.	“Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” has been amended to expand the discussion of the registrant’s use of short-term financing.

3.	The last paragraph of the Report of Independent Registered Public Accounting Firm has been revised to amend a clerical error.

4.	The registrant’s consolidated financial statements have been amended as follows:
(i)	Note 3(b) has been amended to include costs related to shipping and handling costs incurred by the registrant;

(ii)	Note 3(l) has been amended to disclose the registrant’s accounting policy on value-added tax;

(iii)	Note 13 has been amended to include information on the equity shares in the income (loss) of associated companies and jointly controlled entities as of December 31, 2005;

(iv)	Note 30 has been amended to include business segment information for the year ended December 31, 2005; and

(v)	Note 31 has been amended to include a full reconciliation of the ending balance of “Accumulated other comprehensive income” at December 31, 2007.
     As a result, “Part I, Item 5. Results of Operations,” “Part III, Item 18. Financial Statements” and “Part III, Item 19. Exhibits” contained in the original filing are amended and restated in their entirety in this Amendment No. 1.

     Other than as set forth herein, the registrant has not modifed or updated any other disclosures and has made no changes to the Items in the original filing. Accordingly, the registrant has omitted in this Amendment No. 1 all such unchanged information.
     Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the original filing or reflect any events that have occurred after the original filing was filed on June 27, 2008. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to June 27, 2008. Accordingly, this Amendment No. 1 should be read in conjunction with the original filing and the registrant’s filings made with the Securities and Exchange Commission subsequent to the original filing, including any amendments to those filings.
PART I
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

The following table sets forth the income/(loss) before taxation and minority interests of each of Brilliance China Automotive’s operating segments:

	Manufacture
	and sale of
	minibuses	Manufacture
	and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total*
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
2007
Total revenues from reportable segments	5,729,289	8,754,847	—	14,484,136
Elimination of intersegment revenues	(334,987)	—	—	(334,987)
Revenues from external customers	5,394,302	8,754,847	—	14,149,149
Segment (loss) income before taxation and minority interests	194,986	(286,223)	142,227	50,990
2006
Total revenues from reportable segments	5,533,953	5,190,129	—	10,724,082
Elimination of intersegment revenues	(239,328)	—	—	(239,328)
Revenues from external customers	5,294,625	5,190,129	—	10,484,754
Segment (loss) income before taxation and minority interests	145,602	(830,404)	106,692	(578,110)
2005
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)
Revenues from external customers	4,605,850	863,140	—	5,468,990
Segment (loss) income before taxation and minority interests	(75,047)	(970,603)	32,250	(1,013,400)

*	Please refer to Note 30 of the audited financial statements for a reconciliation of the above totals to the consolidated financial statements.
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
     Cost of sales increased 31.0% from Rmb 9,960.6 million in 2006 to Rmb 13,049.1 million (US$1,788.9 million) in 2007. The increase was primarily due to the increase in the unit sales of both the Zhonghua sedans and minibuses. The average unit cost for both the Zhonghua sedans and minibuses decreased in 2007, mainly due to the improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale. The increase in cost of sales was partially offset by a write-back of inventory in 2007 of approximately Rmb 130.2 million (US$17.8 million) as the inventories provided for in previous years have been sold in 2007. As a result, our overall gross profit margin improved from 5.0% in 2006 to 7.8% in 2007.
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

     Loss before taxation and minority interests decreased 99.8% from Rmb 714.5 million in 2006 to Rmb 1.4 million (US$0.2 million) in 2007. The income before taxation and minority interests of the minibus and automotive components segment increased 33.9% from Rmb 145.6 million in 2006 to Rmb 195.0 million (US$26.7 million) in 2007, primarily due to a 10.8% increase in the sales volume of minibuses and a reduction in unit component costs in 2007 compared to 2006. The loss before taxation and minority interests of the Zhonghua sedan segment decreased 65.5% from Rmb 830.4 million in 2006 to Rmb 286.2 million (US$39.2 million) in 2007, primarily due to the 71.4% increase in the sales volume of Zhonghua sedans in 2007, leading to a reduction in the unit cost of its components as a result of economies of scale, as well as an improvement in production efficiency. The income before taxation and minority interests of the BMW sedan segment increased 33.3% from Rmb 106.7 million in 2006 to Rmb 142.2 million (US$19.5 million) in 2007, primarily due to a 36.0% increase in the sales volume of the BMW sedans in 2007.
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
     Loss before taxation and minority interests decreased 40.2% from Rmb 1,195.4 million in 2005 to Rmb 714.5 million (US$91.6 million) in 2006. The income before taxation and minority interests of the minibus and automotive components segment improved from a loss of Rmb 75.0 million in 2005 to an income of Rmb 145.6 million (US$18.7 million) in 2006, primarily due to the higher sales volume of the high-end Granse minibus in 2006. The loss before taxation and minority interests of the Zhonghua sedan segment decreased 14.4% from Rmb 970.6 million in 2005 to Rmb 830.4 million (US$106.4 million) in 2006, primarily due to the strong demand for the Zhonghua sedans driven by the introduction of the new Junjie model in 2006, which was well received by the market. The decrease in loss before taxation and minority interests of the Zhonghua sedan segment was partially offset by the relatively lower margin of the Junjie model and the increase in selling expenses in 2006, especially those relating to the Junjie model. The income before taxation and minority interests of the BMW sedan segment increased 230.8% from Rmb 32.3 million in 2005 to Rmb 106.7 million (US$13.7 million) in 2006, primarily due to a 34.8% increase in the sales volume of BMW sedans in 2006, allowing the joint venture to acheive better economies of scale in component procurement and lower unit costs.
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
     In 2007, Brilliance China Automotive continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2007, the total amount of credit facilities available to Brilliance China Automotive was Rmb 3,500 million. As of December 31, 2007, direct bank borrowings and bank notes payable decreased by 27.1% to Rmb 3,406.1 million (US$466.9 million), a decrease of Rmb 0.7 million from Rmb 2,679.2 million as of December 31, 2006. The bank loans and bank notes payable were either secured by pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. Brilliance China Automotive utilizes such form of short-term financing as it currently offers more attractive interest rates than longer term bank loans. Brilliance China Automotive believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.
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
PART III
ITEM 18. FINANCIAL STATEMENTS
(a) Financial Statements and Supplemental Data
     See pages F-1 to F-56 of this Amendment No.1.
(b) Financial Statement Schedules
     Schedule II — Valuation and Qualifying Accounts
     Schedule II should be read in conjunction with the consolidated financial statements and related notes thereto set forth under Item 18 of this Annual Report on Form 20-F.
ITEM 19. EXHIBITS
     The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.
1.1	Amended and Restated Bye-Laws of Brilliance China Automotive dated November 16, 2007.*

1.2	Amendments to Bye-Laws of Brilliance China Automotive dated June 20, 2008.*

2.1	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.**

4.1	Form of Service Agreement for Executive Director.**

7.1	Statement explaining how certain ratios were calculated in the annual report.*

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2007.*

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 27, 2008.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2006.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ WU Xiao An
WU Xiao An
Chairman

Date: November 17, 2008

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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brilliance China Automotive Holdings Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are received by the customers and the significant risks and rewards of ownership of the goods have been transferred to customers, provided that there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectibility of such sales is reasonably assured and the price is fixed. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales. Costs related to shipping and handling for the year ended December 31, 2007, 2006 and 2005 amounted to Rmb276.3 million, Rmb229.8 million and Rmb120.8 million, respectively, and are included in the selling, general and administrative expenses on the income statement for all periods presented. The Group does not bill its customers for shipping and handling costs incurred.
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
Value Added Tax (“VAT”) and Consumption Tax
All sales of goods in China, or the PRC, attract value added tax (VAT). The general VAT rate applicable to the Company’s sales and purchases of minibuses, sedans and automotive components in China is 17%. The Company separately calculates VAT output tax and VAT input tax arising from the sales of goods and purchases of raw materials arising during the year, respectively. VAT is excluded from the Company’s revenue and costs. According to the PRC tax rules, VAT output tax can be set off against VAT input tax, and the difference is accounted for as VAT payable in the balance sheet. The Company settles the VAT payable by cash. Because of its nature, no VAT paid and payable are included in the income statement for all periods presented.
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
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Associated companies:
Shenyang Aerospace	37,863	50,183	28,386
Shenyang JinBei Vehicle	(246)	(265)	—
Chongqing FuHua Automotive Sales Service Co., Ltd.	—	—	192
Chongqing Baosheng Automotive Sales Service Co., Ltd.	—	—	477

	37,617	49,918	29,055

Jointly controlled entities:
Mianyang Xinchen	5,885	(414)	1,978
Xinguang Brilliance	6,532	(6,876)	(13,296)
BMW Brilliance	142,227	106,692	31,582
Shanghai Kowin Automobile Co., Ltd	—	—	(324)

	154,644	99,402	19,940

	192,261	149,320	48,995

Combined financial information of the associated companies is summarized as follows:

	Year ended December 31,
	2007	2006
	RMB’000	RMB’000

Revenue	2,225,332	2,113,735
Profit before taxation, net	206,390	209,438
Net income	180,563	187,388

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Current assets	838,123	889,889
Non-current assets	1,796,883	1,906,025

Total assets	2,635,006	2,795,914

Current liabilities	(433,145)	(634,616)
Long-term liabilities	(540,000)	(580,000)

Total liabilities	(973,145)	(1,214,616)

Total shareholders’ equity	1,661,861	1,581,298

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

13.	INTERESTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
Combined financial information of the jointly controlled entities is summarized as follows:

	Year ended December 31,
	2007	2006
	RMB’000	RMB’000

Revenue	13,343,555	8,953,086
Profit before taxation, net	315,823	159,091
Net income	296,356	197,063

	As of December 31,
	2007	2006
	RMB'000	RMB'000

Current assets	6,366,424	6,051,057
Non-current assets	2,812,837	2,101,276

Total assets	9,179,261	8,152,333

Current liabilities	(6,049,432)	(5,530,655)
Long-term liabilities	(871,478)	(700,979)

Total liabilities	(6,920,910)	(6,231,634)

Total shareholders’ equity	2,258,351	1,920,699

14.	INVESTMENT SECURITIES
The aggregate cost, gross unrealized gain and fair value pertaining to available-for-sale securities are as follows:

	As of December 31,
	2007	2006
	RMB’000	RMB’000

Available-for-sale securities at cost	17,305	17,305
Gross unrealized gain	4,686	2,293

	21,991	19,598
Unlisted securities at cost	4,138	4,138

	26,129	23,736

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
Business segments — 2005

	Manufacture
	and sale of
	minibuses	Manufacture
	and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)		(Restated)
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)

Revenues from external customers	4,605,850	863,140	—	5,468,990

Segment (loss) income before taxation and minority interests	(75,047)	(970,603)	32,250	(1,013,400)

Unallocated amounts
— corporate expenses net of corporate income				(59,837)
— interest income less interest expenses				(122,165)

Income before taxation and minority interests				(1,195,402)

Other disclosures:
Depreciation of fixed assets	245,598	154,146	—	399,744
Amortization of long-term land lease prepayments	2,848	1,038	—	3,886
Amortization on intangible assets	4,746	199,263	—	204,009
Impairment of equity method goodwill (Note 13)	179,030	—	—	179,030
Impairment of goodwill in a subsidiary (Note 15)	78,690	—	—	78,690
Equity in earnings of associated companies and jointly controlled entities	(11,642)	28,387	32,250	48,995

Brilliance China Automotive Holdings Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

31.	ACCUMULATED OTHER COMPREHENSIVE INCOME
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

	Share of a
	jointly
	controlled
	entity’s fair	Unrealized gain
	value	(loss) on	Foreign	Accumulative
	adjustment for	marketable	currency	other
	hedging	available-for-	translation	comprehensive
	derivative	sale securities	adjustments	income
	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2006	—	1,241	39,179	40,420
Current year change	—	1,052	—	1,052

Balance as of December 31, 2006	—	2,293	39,179	41,472
Current year change	31,275	2,393	—	33,668

Balance as of December 31, 2007	31,275	4,686	39,179	75,140

32.	COMPARATIVE FIGURES
Certain comparative figures in previous years have been reclassified to conform to the fiscal 2007 presentation.

33.	APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors on June 27, 2008.

Financial Statements Schedules
Schedule II — Valuation and qualifying accounts

	Balance at	Charged /
	beginning of the	(credited) to	Deductions	Balance at end
Description	year	expenses	Note (a)	of the year
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2007
Allowance for doubtful debt of:
— Accounts receivables	62,823	65	—	62,888
— Other receivables	82,725	5,204	(292)	87,637
— Due from affiliated companies	29,720	—	—	29,720
— Advances to affiliated companies	2,214	—	—	2,214

Allowance for inventories	200,276	(130,185)	—	70,091

Year ended December 31, 2006
Allowance for doubtful debt
— Accounts receivables	48,367	14,456	—	62,823
— Other receivables	78,003	13,740	(9,018)	82,725
— Due from affiliated companies	29,720	—	—	29,720
— Advances to affiliated companies	9,250	—	(7,036)	2,214

Allowance for inventories	179,012	21,264	—	200,276

Year ended December 31, 2005
Allowance for doubtful debt
— Accounts receivables	47,719	648	—	48,367
— Other receivables	42,682	35,321	—	78,003
— Due from affiliated companies	24,720	5,000	—	29,720
— Advances to affiliated companies	1,975	7,275	—	9,250

Allowance for inventories	113,185	65,827	—	179,012

Note (a) Bad debts write-offs