Form 20-F/A
period 2007-12-31
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LTD
filed 2009-02-27
CIK 891765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F/A
(Amendment No. 2)

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
Large Accelerated Filer ☐          Accelerated Filer ☑          Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐          No ☑

ii

Page

EXPLANATORY NOTE	2

Part III

ITEM 17. FINANCIAL STATEMENTS	20

ITEM 19. EXHIBITS	20

EX-12.1 SECTION 302 CERTIFICATION OF CEO
EX-12.2 SECTION 302 CERTIFICATION OF CFO
EX-13.1 SECTION 906 CERTIFICATION OF CEO & CFO
EX-15.1 AUDITED AND UNAUDITED FINANCIAL STATEMENTS OF BMW BRILLIANCE AUTOMOTIVE LTD.

i

EXPLANATORY NOTE
     The registrant is filing this Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) to its annual report on Form 20-F for the year ended December 31, 2007, originally filed with the Securities and Exchange Commission on June 27, 2008 (the “original filing”) and amended on November 17, 2008 (“Amendment No. 1”), solely for the purpose of filing the audited financial statements of BMW Brilliance Automotive Ltd. pursuant to Rule 3-09 of Regulation S-X.
     As a result, “Part III, Item 17. Financial Statements” and “Part III, Item 19. Exhibits” contained in the original filing and Amendment No. 1 are amended and restated in their entirety in this Amendment No. 2.

     Other than as set forth herein, the registrant has not modified or updated any other disclosures and has made no changes to the Items in the original filing or Amendment No. 1. Accordingly, the registrant has omitted in this Amendment No. 2 all such unchanged information.
     Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any part of the original filing or reflect any events that have occurred after the original filing was filed on June 27, 2008. The filing of this Amendment No. 2, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to June 27, 2008. Accordingly, this Amendment No. 2 should be read in conjunction with the original filing and the registrant’s filings made with the Securities and Exchange Commission subsequent to the original filing, including any amendments to those filings.

PART III
ITEM 17. FINANCIAL STATEMENTS
     The audited financial statements of BMW Brilliance Automotive Ltd. as at and for the year ended December 31, 2007, and the unaudited financial statements of BMW Brilliance Automotive Ltd. for the years ended December 31, 2006 and 2005 are attached as an exhibit hereto.
ITEM 19. EXHIBITS
     The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.
1.1	Amended and Restated Bye-Laws of Brilliance China Automotive dated November 16, 2007.*

1.2	Amendments to Bye-Laws of Brilliance China Automotive dated June 20, 2008.*

2.1	Trust Deed, dated June 7, 2006, between Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), Brilliance China Automotive and The Bank of New York, London Branch relating to the zero coupon guaranteed convertible bonds due 2011 issued by Brilliance China Finance Limited.**

4.1	Form of Service Agreement for Executive Director.**

7.1	Statement explaining how certain ratios were calculated in the annual report.*

8.1	List of significant subsidiaries, jointly controlled entities and associated companies of Brilliance China Automotive as of December 31, 2007.*

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

15.1	Audited financial statements of BMW Brilliance Automotive Ltd. as at and for the year ended December 31, 2007, and the unaudited financial statements of BMW Brilliance Automotive Ltd. for the years ended December 31, 2006 and 2005.

*	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 27, 2008.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2006.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ WU Xiao An
WU Xiao An
Chairman

Date: February 27, 2009